
06016095

August 9, 2006

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Filing Desk

SUPPL


SEC MAIL PROCESSING
RECEIVED
152
WASH. D.C.
SECTION

Sumitomo Mitsui Financial Group, Inc. ("SMFG")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

File No. 82-4395

Dear Sir/Madam:

The following information is being furnished to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") and consists of information that SMFG (i) has been required to make public pursuant to the laws of Japan, (ii) has filed with the exchanges on which its common stock is listed and which has been made public by such exchanges, or (iii) has distributed to its security holders, during the period from June 1 2006 to July 31 2006.

SMFG hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5) the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that SMFG is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact me.

Yours faithfully,

By: ______________________

Takahiro Yazawa
General Manager
Investor Relations Department
Sumitomo Mitsui Financial Group, Inc.
1-2 Yurakucho 1-chome, Chiyoda-ku, Tokyo 100-0006, Japan
Tel:+81 3 5512 4461, Fax:+81 3 5512 4429.

Enclosures

ANNEX A

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED FROM JUNE 1, 2006 TO JULY 31, 2006

A. JAPANESE LANGUAGE DOCUMENTS

1. Annual Securities Report for fiscal 2005 (Exhibit A1)
   See Annex B for a brief description.

2. Annual Securities Report for fiscal 2005(*) (Exhibit A2)
   See Annex B for a brief description.

3. Notice of the Ordinary General Meeting of Shareholders (Exhibit A3)
   See Annex B for a brief description.

4. Notice of Resolutions of the Ordinary General Meeting of Shareholders (Exhibit A4)
   See Annex B for a brief description.

5. Annual Business Report to Shareholders for fiscal 2005 (Exhibit A5)
   See Annex B for a brief description.

6. Disclosure Booklet pursuant to Article 21 and Article 52-29 of the Banking Law for fiscal 2005 (Exhibit A6)
   See Annex B for a brief description.

7. Public Notice pursuant to Japanese Commercial Code dated June 30, 2006 (Exhibit A7)
   See Annex B for a brief description.

8. Public Announcements (summary English translations attached):

   (a) "Business and Capital Alliance between Yahoo Japan and SMBC Group" dated June 29, 2006 (Exhibit A8(a)).
   (b) "Notice regarding Reset of Price for Exercising the Right to Request Acquisition of Type 2 Preferred Stock" dated July 10, 2006 (Exhibit A8(b)).
   (c) "Notice regarding Alliance between Daiwa Securities Co. Ltd and Sumitomo Mitsui Banking Corporation in Residential Mortgage Loan Business" dated July 26, 2006 (Exhibit A8(c)).
   (d) "Consolidated Financial Results for the First Quarter ended June 30, 2006 (Unaudited)" dated July 28, 2006 (Exhibit A8(d)).
   (e) "Notice regarding Business Alliance between Osaka Gas Information System Research Institute and Sakura Information System " dated July 28, 2006 (Exhibit A8(e)).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

ANNEX B

Brief Descriptions of Japanese Language Documents

1. Annual Securities Report for fiscal 2005 (Exhibit A1)

   Annual Securities Report for fiscal 2005 submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters concerning SMFG.

2. Annual Securities Report for fiscal 2005(*) (Exhibit A2)

   Annual Securities Report for fiscal 2005, submitted to the Minister of Finance, describing capital, management, business and annual financial statements for the indicated period and other matters concerning SMBC.

3. Notice of the Ordinary General Meeting of Shareholders (Exhibit A3)

   Notice sent to SMFG's shareholders, containing the date, place and purpose of the Ordinary General Meeting of Shareholders.

4. Notice of Resolutions of the Ordinary General Meeting of Shareholders (Exhibit A4)

   Notice sent to SMFG's shareholders, containing reports made and resolutions adopted at the Ordinary General Meeting of Shareholders.

5. Annual Business Report to Shareholders for fiscal 2005 (Exhibit A5)

   Report made available to SMFG's shareholders, containing prescribed data and detailed information in tabular form relating to SMFG's business and operations.

6. Disclosure Booklet pursuant to Article 21 and Article 52-29 of the Banking Law for fiscal 2005 (Exhibit A6)

   Booklet containing statistical data and narrative description of SMFG, made generally available to the public in Japan.

7. Public Notice pursuant to Japanese Commercial Code dated June 30, 2006 (Exhibit A7)

   Notice regarding Annual Financial Results for fiscal 2005 (SMFG and SMBC).

(*) Documents issued by SMBC, SMFG's wholly-owned subsidiary bank.

########

有価証券報告書

事業年度　　自　平成17年４月１日
（第４期）　　至　平成18年３月31日

株式会社三井住友フィナンシャルグループ

(501094)

第４期（自平成17年４月１日　至平成18年３月31日）

有価証券報告書

１　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

２　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

株式会社 三井住友フィナンシャルグループ

目　　次

頁

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成18年６月30日
【事業年度】	第４期(自　平成17年４月１日　至　平成18年３月31日)
【会社名】	株式会社三井住友フィナンシャルグループ
【英訳名】	Sumitomo Mitsui Financial Group, Inc.
【代表者の役職氏名】	取締役社長　　北　山　禎　介
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)5512-3411(大代表)
【事務連絡者氏名】	財務部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町２番１号) 株式会社大阪証券取引所 (大阪市中央区北浜一丁目８番16号) 株式会社名古屋証券取引所 (名古屋市中区栄三丁目３番17号)

第一部 【企業情報】

第１ 【企業の概況】

１ 【主要な経営指標等の推移】

(1) 主要な経営指標等の推移

		平成14年度	平成15年度	平成16年度	平成17年度
		(自平成14年４月１日 至平成15年３月31日)	(自平成15年４月１日 至平成16年３月31日)	(自平成16年４月１日 至平成17年３月31日)	(自平成17年４月１日 至平成18年３月31日)
連結経常収益	百万円	3,506,386	3,552,510	3,580,796	3,705,136
連結経常利益 (△は連結経常損失)	百万円	△515,749	342,844	△30,293	963,554
連結当期純利益 (△は連結当期純損失)	百万円	△465,359	330,414	△234,201	686,841
連結純資産額	百万円	2,424,074	3,070,942	2,775,728	4,454,399
連結総資産額	百万円	104,607,449	102,215,172	99,731,858	107,010,575
１株当たり純資産額	円	106,577.05	215,454.83	164,821.08	400,168.89
１株当たり当期純利益 (△は１株当たり 当期純損失)	円	△84,324.98	52,314.75	△44,388.07	94,733.62
潜在株式調整後 １株当たり当期純利益	円	―	35,865.20	―	75,642.93
連結自己資本比率 (第一基準)	%	10.10	11.37	9.94	12.39
連結自己資本利益率	%	―	31.68	―	33.15
連結株価収益率	倍	―	14.71	―	13.72
営業活動による キャッシュ・フロー	百万円	5,443,200	3,522,118	△3,280,122	2,208,354
投資活動による キャッシュ・フロー	百万円	△4,623,917	△3,028,346	2,623,525	△662,482
財務活動による キャッシュ・フロー	百万円	△43,919	137,134	54,199	679,464
現金及び現金同等物 の期末残高	百万円	2,900,991	3,529,479	2,930,645	5,159,822
従業員数 〔外、平均臨時従業員数〕	人	42,996 〔11,621〕	42,014 〔11,926〕	40,683 〔13,064〕	40,681 〔13,015〕

(注) １ 当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

２ 潜在株式調整後１株当たり当期純利益につきましては、平成14年度及び平成16年度は連結当期純損失が計上されているため、記載しておりません。

３ 連結自己資本比率は、銀行法第52条の25の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当社は第一基準を適用しております。

４ 連結自己資本利益率は、連結当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均連結純資産額で除して算出しております。なお、平成14年度及び平成16年度は連結当期純損失が計上されているため、記載しておりません。

５ 連結株価収益率につきましては、平成14年度及び平成16年度は連結当期純損失が計上されているため、記載しておりません。

(2) 提出会社の主要な経営指標等の推移

回次		第１期	第２期	第３期	第４期
決算年月		平成15年３月	平成16年３月	平成17年３月	平成18年３月
営業収益	百万円	131,519	55,515	258,866	55,482
経常利益	百万円	119,634	51,188	253,448	48,264
当期純利益	百万円	124,738	50,505	252,228	73,408
資本金	百万円	1,247,650	1,247,650	1,352,651	1,420,877
発行済株式総数	株	普通株式 5,796,000 優先株式 1,132,100	普通株式 5,796,010 優先株式 1,132,099	普通株式 6,273,792 優先株式 1,057,188	普通株式 7,424,172 優先株式 950,101
純資産額	百万円	3,156,086	3,172,721	3,319,615	3,935,426
総資産額	百万円	3,413,529	3,403,007	3,795,110	4,166,332
１株当たり純資産額	円	231,899.30	232,550.74	257,487.78	330,206.27
１株当たり配当額 (うち１株当たり 中間配当額)	円	普通株式 3,000(—) 第一種優先株式 10,500(—) 第二種優先株式 28,500(—) 第三種優先株式 13,700(—) 第１回第四種優先株式 19,500(—) 第２回第四種優先株式 19,500(—) 第３回第四種優先株式 19,500(—) 第４回第四種優先株式 19,500(—) 第５回第四種優先株式 19,500(—) 第６回第四種優先株式 19,500(—) 第７回第四種優先株式 19,500(—) 第８回第四種優先株式 19,500(—) 第９回第四種優先株式 19,500(—) 第10回第四種優先株式 19,500(—) 第11回第四種優先株式 19,500(—) 第12回第四種優先株式 19,500(—) 第13回第四種優先株式 3,750(—)	普通株式 3,000(—) 第一種優先株式 10,500(—) 第二種優先株式 28,500(—) 第三種優先株式 13,700(—) 第１回第四種優先株式 135,000(—) 第２回第四種優先株式 135,000(—) 第３回第四種優先株式 135,000(—) 第４回第四種優先株式 135,000(—) 第５回第四種優先株式 135,000(—) 第６回第四種優先株式 135,000(—) 第７回第四種優先株式 135,000(—) 第８回第四種優先株式 135,000(—) 第９回第四種優先株式 135,000(—) 第10回第四種優先株式 135,000(—) 第11回第四種優先株式 135,000(—) 第12回第四種優先株式 135,000(—) 第13回第四種優先株式 67,500(—)	普通株式 3,000(—) 第一種優先株式 10,500(—) 第二種優先株式 28,500(—) 第三種優先株式 13,700(—) 第１回第四種優先株式 135,000(—) 第２回第四種優先株式 135,000(—) 第３回第四種優先株式 135,000(—) 第４回第四種優先株式 135,000(—) 第５回第四種優先株式 135,000(—) 第６回第四種優先株式 135,000(—) 第７回第四種優先株式 135,000(—) 第８回第四種優先株式 135,000(—) 第９回第四種優先株式 135,000(—) 第10回第四種優先株式 135,000(—) 第11回第四種優先株式 135,000(—) 第12回第四種優先株式 135,000(—) 第13回第四種優先株式 67,500(—) 第１回第六種優先株式 728(—)	普通株式 3,000(—) 第一種優先株式 10,500(—) 第二種優先株式 28,500(—) 第三種優先株式 13,700(—) 第１回第四種優先株式 135,000(—) 第２回第四種優先株式 135,000(—) 第３回第四種優先株式 135,000(—) 第４回第四種優先株式 135,000(—) 第５回第四種優先株式 135,000(—) 第６回第四種優先株式 135,000(—) 第７回第四種優先株式 135,000(—) 第８回第四種優先株式 135,000(—) 第９回第四種優先株式 135,000(—) 第10回第四種優先株式 135,000(—) 第11回第四種優先株式 135,000(—) 第12回第四種優先株式 135,000(—) 第１回第六種優先株式 88,500(—)

回次		第１期	第２期	第３期	第４期
決算年月		平成15年３月	平成16年３月	平成17年３月	平成18年３月
１株当たり当期純利益	円	18,918.33	3,704.49	38,302.88	6,836.35
潜在株式調整後 １株当たり当期純利益	円	15,691.82	3,690.72	25,178.44	6,737.46
自己資本比率	%	92.46	93.23	87.47	94.46
自己資本利益率	%	8.52	1.57	15.47	2.38
株価収益率	倍	11.21	207.86	18.95	190.16
配当性向	%	15.98	80.97	7.81	46.64
従業員数	人	94	97	115	124

（注）1　消費税及び地方消費税の会計処理は税抜方式によっております。

2　自己資本利益率は、当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均純資産額で除して算出しております。

3　配当性向は、当期普通株式配当金総額を、当期純利益から当期優先株式配当金総額を控除した金額で除して算出しております。

2【沿革】

平成14年7月	株式会社三井住友銀行は、持株会社を設立し、これを核としてグループ経営改革を行うことを決定
平成14年9月	株式会社三井住友銀行の臨時株主総会及び種類株主総会において、同行が株式移転により完全親会社である当社を設立し、その完全子会社となることについて承認決議
平成14年11月	株式会社三井住友銀行は、内閣総理大臣より、銀行を子会社とする銀行持株会社の設立に係る認可を取得
平成14年12月	当社の普通株式を東京証券取引所(市場第一部)、大阪証券取引所(市場第一部)及び名古屋証券取引所(市場第一部)に上場 株式会社三井住友銀行が株式移転により当社を設立
平成15年2月	三井住友カード株式会社、三井住友銀リース株式会社及び株式会社日本総合研究所を完全子会社化(平成17年7月に当社保有の三井住友カード株式会社株式の一部を株式会社エヌ・ティ・ティ・ドコモに譲渡するとともに、三井住友カード株式会社は同社を割当先とする第三者割当増資を実施)
平成15年3月	株式会社三井住友銀行と株式会社わかしお銀行が、株式会社わかしお銀行を存続会社として合併し、商号を株式会社三井住友銀行に変更

3 【事業の内容】

(1) 当社グループの事業の内容

当社グループ(当社及び当社の関係会社(うち連結子会社162社、持分法適用会社63社))は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

なお、各事業部門(「第5　経理の状況　1　連結財務諸表等 (1) 連結財務諸表　注記事項　(セグメント情報)」に掲げる「事業の種類別セグメント情報」の区分と同一)における当社及び当社の関係会社の位置づけ等は次のとおりであります。

当社は当社の関係会社に係る経営管理及びこれに附帯する業務を行っております。

(銀行業)

株式会社三井住友銀行の本店及び国内・海外の支店等において、預金業務、貸出業務、商品有価証券売買業務、有価証券投資業務、内国為替業務、外国為替業務、金融先物取引等の受託等業務、社債受託及び登録業務、信託業務、証券投資信託の窓口販売業務、証券仲介業務、保険募集業務等を行っております。

また、国内で株式会社みなと銀行、株式会社関西アーバン銀行、株式会社ジャパンネット銀行が、海外ではSumitomo Mitsui Banking Corporation Europe Limited、Manufacturers Bank、Sumitomo Mitsui Banking Corporation of Canada、Banco Sumitomo Mitsui Brasileiro S.A.、PT Bank Sumitomo Mitsui Indonesiaが、預金業務、貸出業務等を展開するとともに、SMBC信用保証株式会社が、国内において株式会社三井住友銀行の取扱う住宅ローン等に対する信用保証業務を行っております。

(リース業)

当事業部門では、国内において三井住友銀リース株式会社を中心に、海外ではSMBC Leasing and Finance, Inc.を中心にリース業務を行っております。

(その他事業)

当事業部門では、国内において三井住友カード株式会社、さくらカード株式会社がクレジットカード業務を、SMBCコンサルティング株式会社が経営相談業務、会員事業を、SMBCファイナンスサービス株式会社が融資業務、ファクタリング業務、集金代行業務を、フィナンシャル・リンク株式会社が情報処理サービス業務、コンサルティング業務を、SMBCフレンド証券株式会社が証券業務を、株式会社日本総合研究所がシステム開発・情報処理業務、コンサルティング業務、シンクタンク業務を、株式会社さくらケーシーエス、さくら情報システム株式会社がシステム開発・情報処理業務を、SMFG企業再生債権回収株式会社が企業再生コンサルティング業務、債権管理回収業務を、プロミス株式会社が消費者金融業務を、アットローン株式会社が個人向けローン業務を、株式会社クオークが個品割賦あっせん・総合割賦あっせん業務を、大和証券エスエムビーシー株式会社が証券業務、金融派生商品業務を、エヌ・アイ・エフSMBCベンチャーズ株式会社がベンチャーキャピタル業務を、大和住銀投信投資顧問株式会社、三井住友アセットマネジメント株式会社が投資顧問業務、投資信託委託業務を、ジャパン・ペンション・ナビゲーター株式会社が確定拠出年金の運営管理業務を行っており、また海外ではSMBC Capital Markets, Inc.がスワップ関連業務、投融資業務を、SMBC Capital Markets Limitedがスワップ関連業務を、SMBC Securities, Inc.が証券業務を、Sumitomo Mitsui Finance Australia Limitedが投融資業務を行う等、銀行業務、リース業務以外の金融サービスに係る事業を行っております。

(2) 当社グループの事業系統図



(□は連結子会社、○は持分法適用会社。)
株式会社三井住友フィナンシャルグループ
銀行業
主な関係会社
<国内>
□株式会社三井住友銀行
□株式会社みなと銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社関西アーバン銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社ジャパンネット銀行(インターネット専業銀行)
□SMBC信用保証株式会社(信用保証業務)
<海外>
□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia
リース業
主な関係会社
<国内>
□三井住友銀リース株式会社
□三井住友銀オートリース株式会社
<海外>
□SMBC Leasing and Finance, Inc.
その他事業
主な関係会社
<国内>
□三井住友カード株式会社(クレジットカード業務)
□さくらカード株式会社(クレジットカード業務)
□SMBCコンサルティング株式会社(経営相談業務、会員事業)
□SMBCファイナンスサービス株式会社(融資業務、ファクタリング業務、集金代行業務)
□フィナンシャル・リンク株式会社(情報処理サービス業務、コンサルティング業務)
□SMBCフレンド証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場)(証券業務)
□株式会社日本総合研究所(システム開発・情報処理業務、コンサルティング業務、シンクタンク業務)
□株式会社さくらケーシーエス(大阪証券取引所市場第二部上場)(システム開発・情報処理業務)
□さくら情報システム株式会社(システム開発・情報処理業務)
□SMFG企業再生債権回収株式会社(企業再生コンサルティング業務、債権管理回収業務)
○プロミス株式会社(東京証券取引所市場第一部上場)(消費者金融業務)
○アットローン株式会社(個人向けローン業務)
○株式会社クオーク(個品割賦あっせん・総合割賦あっせん業務)
○大和証券エスエムビーシー株式会社(証券業務、金融派生商品業務)
○エヌ・アイ・エフSMBCベンチャーズ株式会社(ジャスダック証券取引所上場)(ベンチャーキャピタル業務)
○大和住銀投信投資顧問株式会社(投資顧問業務、投資信託委託業務)
○三井住友アセットマネジメント株式会社(投資顧問業務、投資信託委託業務)
○ジャパン・ペンション・ナビゲーター株式会社(確定拠出年金の運営管理業務)
<海外>
□SMBC Capital Markets, Inc.(スワップ関連業務、投融資業務)
□SMBC Capital Markets Limited(スワップ関連業務)
□SMBC Securities, Inc.(証券業務)
□Sumitomo Mitsui Finance Australia Limited(投融資業務)

（参考） 当社の組織図

当社の経営組織図は次のとおりであります。

（平成18年６月30日現在）



監査役・
監査役会
監査役室
株主
総会
取締役会
監査委員会
リスク管理
委員会
報酬委員会
人事委員会
グループ
戦略会議
グループ
経営会議
広　報　部
企　画　部
I　R　室
グループＣＳＲ室
財　務　部
グループ事業部
コンシューマービジネス統括部
インベストメント・バンキング統括部
I T 企 画 部
総　務　部
人　事　部
リスク統括部
監　査　部

4 【関係会社の状況】

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(連結子会社)									
株式会社三井住友銀行 (注)5,6,8	東京都千代田区	664,986	銀行業	100	9 (9)	—	経営管理 金銭貸借関係 預金取引関係	当社に建物の一部を賃貸	(注)4
株式会社みなと銀行 (注)6,9	神戸市中央区	24,908	銀行業	50.00 (50.00)	—	—	—	—	—
株式会社関西アーバン銀行 (注)6	大阪市中央区	37,040	銀行業	52.23 (52.23)	—	—	—	—	—
株式会社ジャパンネット銀行	東京都新宿区	20,000	銀行業	57 (57)	—	—	—	—	—
SMBC信用保証株式会社 (注)5	東京都港区	187,720	銀行業	100 (100)	—	—	—	—	—
住銀保証株式会社	東京都港区	350	銀行業	100 (100)	—	—	—	—	—
Sumitomo Mitsui Banking Corporation Europe Limited (注)5	英国ロンドン市	百万米ドル 1,700	銀行業	100 (100)	—	—	—	—	—
Manufacturers Bank	アメリカ合衆国カリフォルニア州ロスアンゼルス市	千米ドル 80,786	銀行業	100 (100)	1 (1)	—	—	—	—
Sumitomo Mitsui Banking Corporation of Canada	カナダ国オンタリオ州トロント市	千カナダドル 121,870	銀行業	100 (100)	—	—	—	—	—
Banco Sumitomo Mitsui Brasileiro S.A.	ブラジル連邦共和国サンパウロ市	千ブラジルレアル 309,356	銀行業	100 (100)	—	—	—	—	—
PT Bank Sumitomo Mitsui Indonesia	インドネシア共和国ジャカルタ市	億インドネシアルピア 15,024	銀行業	98.28 (98.28)	—	—	—	—	—
三井住友銀リース株式会社 (注)8	東京都港区	82,600	リース業	100	1 (1)	—	経営管理 設備等賃貸借関係	—	—
三井住友銀オートリース株式会社	東京都中央区	4,200	リース業	100 (100)	—	—	—	—	—
SMBC Leasing and Finance, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1,620	リース業	100 (100)	—	—	—	—	—
三井住友カード株式会社	大阪市中央区	34,000	その他事業(クレジットカード業)	65.99	1 (1)	—	経営管理	—	—
さくらカード株式会社	東京都中央区	7,438	その他事業(クレジットカード業)	95.74 (95.74)	—	—	—	—	—

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
SMBCコンサルティング株式会社	東京都千代田区	1,100	その他事業(経営相談業、会員事業)	100(100)	―	―	―	―	―
SMBCファイナンスサービス株式会社	東京都港区	71,705	その他事業(融資業、ファクタリング業、集金代行業)	100(100)	―	―	―	―	―
四谷管理株式会社 (注)7	東京都新宿区	18,182	その他事業(融資業)	53.58(53.58)	―	―	―	―	―
フィナンシャル・リンク株式会社	東京都港区	160	その他事業(情報処理サービス業、コンサルティング業)	100(100)	―	―	―	―	―
SMBCフレンド証券株式会社 (注)6	東京都中央区	27,270	その他事業(証券業)	44.24(44.24)	―	―	―	―	―
株式会社日本総合研究所	東京都千代田区	10,000	その他事業(システム開発・情報処理業、コンサルティング業、シンクタンク業)	100	2(2)	―	経営管理	―	―
株式会社さくらケーシーエス (注)6	神戸市中央区	2,054	その他事業(システム開発・情報処理業)	52.89(52.89)	―	―	―	―	―
さくら情報システム株式会社	東京都中央区	600	その他事業(システム開発・情報処理業)	69(69)	―	―	―	―	―
SMFG企業再生債権回収株式会社	東京都港区	500	その他事業(企業再生コンサルティング業、債権管理回収業)	52	―	―	経営管理	―	―
SMBCファイナンスビジネス・プランニング株式会社	東京都千代田区	10	その他事業(経営管理業)	100(100)	―	―	―	―	―
SMBCローンビジネス・プランニング株式会社	東京都千代田区	100,010	その他事業(経営管理業)	100(100)	―	―	―	―	―
SMBCローン債権回収株式会社	東京都中央区	500	その他事業(債権管理回収業)	85(85)	―	―	―	―	―
SMBCビジネス債権回収株式会社	東京都中央区	500	その他事業(債権管理回収業)	100(100)	―	―	―	―	―

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
SMBC Capital Markets, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 100	その他事業(スワップ関連業、投融資業)	100 (100)	—	—	—	—	—
SMBC Securities, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 100	その他事業(証券業)	100 (100)	—	—	—	—	—
SMBC Financial Services, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 300	その他事業(投融資業)	100 (100)	—	—	—	—	—
SMBC Cayman LC Limited (注)5	英領グランドケイマン島ジョージタウン市	百万米ドル 1,375	その他事業(保証業務)	100 (100)	—	—	—	—	—
SMBC MVI SPC	英領グランドケイマン島ジョージタウン市	百万米ドル 45	その他事業(投融資業)	100 (100)	—	—	—	—	—
SMBC DIP Limited	英領グランドケイマン島ジョージタウン市	百万米ドル 1	その他事業(投融資業)	100 (100)	—	—	—	—	—
Sumitomo Finance (Asia) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 35,000	その他事業(投融資業)	100 (100)	—	—	—	—	—
SBTC, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1	その他事業(投融資業)	100 (100)	—	—	—	—	—
SB Treasury Company L.L.C.	アメリカ合衆国デラウエア州ウィルミントン市	百万米ドル 470	その他事業(投融資業)	100 (100)	—	—	—	—	—
SFVI Limited	英領バージンアイランドロードタウン市	米ドル 300	その他事業(投融資業)	100 (100)	—	—	—	—	—
SB Equity Securities (Cayman), Limited	英領グランドケイマン島ジョージタウン市	1	その他事業(融資業)	100 (100)	—	—	—	—	—
Sakura Finance (Cayman) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 100	その他事業(融資業)	100 (100)	—	—	—	—	—
Sakura Capital Funding(Cayman) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 100	その他事業(融資業)	100 (100)	—	—	—	—	—

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
Sakura Preferred Capital(Cayman) Limited	英領グランドケイマン島ジョージタウン市	10	その他事業(融資業)	100 (100)	—	—	—	—	—
SMBC International Finance N.V.	オランダ領キュラソー	千米ドル 200	その他事業(融資業)	100 (100)	—	—	—	—	—
SMBC Capital Markets Limited	英国ロンドン市	千米ドル 297,000	その他事業(スワップ関連業)	100 (100)	—	—	—	—	—
Sumitomo Finance International plc	英国ロンドン市	千英ポンド 200,000	その他事業(投融資業)	100 (100)	—	—	—	—	—
Sumitomo Mitsui Finance Dublin Limited	アイルランド共和国ダブリン市	千米ドル 18,000	その他事業(投融資業)	100 (100)	—	—	—	—	—
Sakura Finance Asia Limited	中華人民共和国香港特別行政区	百万米ドル 65.5	その他事業(投融資業)	100 (100)	—	—	—	—	—
Sumitomo Mitsui Finance Australia Limited	オーストラリア連邦シドニー市	百万豪ドル 156.5	その他事業(投融資業)	100 (100)	—	—	—	—	—
その他113社	—	—	—	—	—	—	—	—	—
(持分法適用子会社) その他3社	—	—	—	—	—	—	—	—	—
(持分法適用関連会社) プロミス株式会社 (注)6	東京都千代田区	80,737	その他事業(消費者金融業)	21.50 (21.50)	—	—	—	—	(注)4
アットローン株式会社	東京都港区	10,912	その他事業(個人向けローン業)	49.99 (49.99)	—	—	—	—	—
株式会社クオーク	大阪市西区	1,000	その他事業(個品割賦あっせん・総合割賦あっせん業)	38.81 (38.81)	—	—	—	—	—
大和証券エスエムビーシー株式会社	東京都千代田区	205,600	その他事業(証券業、金融派生商品業)	40	—	—	金銭貸借関係	—	—
エヌ・アイ・エフSMBCベンチャーズ株式会社 (注)6	東京都中央区	18,767	その他事業(ベンチャーキャピタル業)	40.01 (40.01)	—	—	—	—	—

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有割合(%)	当社との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
大和住銀投信投資顧問株式会社 (注)6	東京都中央区	2,000	その他事業(投資顧問業、投資信託委託業)	43.96	—	—	—	—	—
三井住友アセットマネジメント株式会社 (注)6	東京都港区	2,000	その他事業(投資顧問業、投資信託委託業)	17.5 (17.5)	—	—	—	—	—
ジャパン・ペンション・ナビゲーター株式会社	東京都中央区	4,000	その他事業(確定拠出年金の運営管理業)	30 (30)	—	—	—	—	—
その他52社	—	—	—	—	—	—	—	—	—

(注) 1　「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2　「議決権の所有割合」欄の(　)内は子会社による間接所有の割合(内書き)であります。

3　「当社との関係内容」の「役員の兼任等」欄の(　)内は、当社の役員(内書き)であります。

4　当社及び株式会社三井住友銀行は、プロミス株式会社との間で、コンシューマー・ファイナンス事業分野における業務提携を行っております。

5　上記関係会社のうち、特定子会社に該当する会社は、株式会社三井住友銀行、SMBC信用保証株式会社、Sumitomo Mitsui Banking Corporation Europe Limited、SMBC Cayman LC Limitedであります。

6　上記関係会社のうち、有価証券報告書を提出している会社は、株式会社三井住友銀行、株式会社みなと銀行、株式会社関西アーバン銀行、SMBCフレンド証券株式会社、株式会社さくらケーシーエス、プロミス株式会社、エヌ・アイ・エフSMBCベンチャーズ株式会社、大和住銀投信投資顧問株式会社、三井住友アセットマネジメント株式会社であります。

7　上記関係会社のうち、四谷管理株式会社(旧SMBC抵当証券株式会社)は連結財務諸表に重要な影響を与えている債務超過の状況にあり、その債務超過の金額は平成18年３月期末時点で41,461百万円であります。なお、同社は清算手続中であります。

8　上記関係会社のうち、株式会社三井住友銀行及び三井住友銀リース株式会社の経常収益(連結会社相互間の内部取引を除く)は、連結財務諸表の経常収益の100分の10を超えております。
三井住友銀リース株式会社の平成18年３月期の経常収益は、623,594百万円、経常利益は26,729百万円、当期純利益は17,560百万円、純資産額は179,719百万円、総資産額は1,805,247百万円であります。
株式会社三井住友銀行は有価証券報告書を提出しているため主要な損益情報等の記載を省略しております。

9　株式会社みなと銀行の議決権の所有割合には、株式会社三井住友銀行が退職給付信託に拠出した株式の議決権の所有割合43.35%が含まれており、当該株式の議決権については株式会社三井住友銀行の指図により行使されることとなっております。

5 【従業員の状況】

(1) 連結会社における従業員数

(平成18年3月31日現在)

	銀行業	リース業	その他事業	合計
従業員数 [外、平均臨時従業員数]	20,733人 [8,073]	1,722人 [9]	18,226人 [4,933]	40,681人 [13,015]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員15,049人を含んでおりません。

(2) 当社の従業員数

(平成18年3月31日現在)

従業員数	平均年齢	平均勤続年数	平均年間給与
124人	39歳1月	15年7月	11,478千円

(注) 1 当社従業員は全員、株式会社三井住友銀行等からの出向者であり、平均勤続年数は同行等での勤続年数を通算しております。

2 平均年間給与は、3月末の当社従業員に対して株式会社三井住友銀行等で支給された年間の給与、賞与及び基準外賃金を合計したものであります。

3 当社には従業員組合はありません。労使間において特記すべき事項はありません。

第２　【事業の状況】

１　【業績等の概要】

(1) 業績

① 経済金融環境

当連結会計年度を顧みますと、原油価格が上昇・高止まりする中、海外では、欧州経済が緩やかに回復したほか、米国経済も景気拡大が続き、アジア経済においても中国等で高い成長が持続しました。わが国経済におきましても、設備投資の拡大に加え、個人消費が緩やかに増加するなど、景気は回復を続けました。

金融資本市場におきましては、短期市場金利は期中を通じてほぼゼロ％で推移しましたが、本年３月、日本銀行は、消費者物価が前年比プラスに転じたこと等から、量的緩和政策を解除し、金利を操作目標とする金融政策に戻しました。一方、長期市場金利は、新発10年物国債の流通利回りが、昨年６月末にかけて低下したものの、その後は景気回復を背景に上昇傾向に転じ、期末には1.7％台にまで上昇しました。株価は、概ね上昇傾向を辿り、前期末に比べて大幅に上昇しました。

こうした中、金融界におきましては、昨年10月に郵政民営化法が成立し、昨年11月に政策金融改革の基本方針が策定されるなど、公的金融のあり方の見直しに向けた動きが進展しました。また、昨年10月に銀行代理店制度の見直しを柱とする銀行法等の一部を改正する法律が成立し、昨年12月には銀行の保険販売における一部商品が追加解禁される一方、本年６月には幅広い金融商品について横断的な利用者保護の枠組みを整備する金融商品取引法が成立しました。

② 経営戦略

このような経済金融環境のもと、当社グループは、企業価値の持続的な向上のため、収益性及び成長性の高い分野に積極的に取り組んでまいりました。

個人向けのコンサルティング業務、法人向けのソリューションビジネス等の戦略分野の強化、グループ総合力を活かしたサービスの提供に取り組むとともに、投資銀行業務、コンシューマー・ファイナンス業務等でのアライアンスを積極的に推進し、グループ収益力の強化を進めてまいりました。

また、自己資本の増強を通じて、バランスシートの更なる強化にも取り組みました。

③　営業の成果

当連結会計年度における業績は以下のとおりとなりました。

業容面では、預金は、前連結会計年度末対比２兆3,592億円増加して70兆8,341億円となり、譲渡性預金は、同46億円減少して２兆7,086億円となりました。

一方、貸出金は、同２兆4,673億円増加し、57兆2,672億円となりました。

総資産は、同７兆2,787億円増加し、107兆105億円となりました。

損益面では、経常収益は、株式売却益等のその他経常収益及び特定取引収益が減少する一方、貸出金利息等の資金運用収益、役務取引等収益及びその他業務収益が増加したこと等を要因に、前連結会計年度対比3.5％増の３兆7,051億円となりました。経常費用は、預金利息等の資金調達費用が増加したものの、前連結会計年度において将来リスクへの対応力強化を目的として貸倒引当金の積み増し等を行ったことにより、当連結会計年度の貸倒引当金繰入額等が減少したことから、その他経常費用が大幅に減少し、前連結会計年度対比24.1％減の２兆7,415億円となりました。その結果、経常利益は9,635億円、特別損益等を勘案した当期純利益は6,868億円となりました。

純資産額は、当期純利益の計上、その他有価証券評価差額金の増加、公募増資及び自己株式の売り出しによる資本調達等により、前連結会計年度末対比１兆6,786億円増加して４兆4,543億円となりました。

事業の種類別では、銀行業、リース業、その他事業の内部取引消去前の総資産シェアは、銀行業が93(前連結会計年度対比△０)％、リース業が２(同△０)％、その他事業が５(同＋０)％、同経常収益シェアが、銀行業が64(前連結会計年度対比△１)％、リース業が19(同＋０)％、その他事業が17(同＋１)％となりました。

また、所在地別の内部取引消去前の総資産シェアは、日本が89(前連結会計年度対比△１)％、米州が５(同＋０)％、欧州、アジア・オセアニアは、各々３(同＋１)％、３(同＋０)％、同経常収益シェアは、日本が86(前連結会計年度対比△５)％、米州が６(同＋２)％、欧州、アジア・オセアニアは、各々３(同＋１)％、５(同＋２)％となりました。

連結自己資本比率は、12.39％となりました。

(2) キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前連結会計年度対比５兆4,884億円増加して＋２兆2,083億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同３兆2,860億円減少して△6,624億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同6,252億円増加して＋6,794億円となりました。その結果、当連結会計年度末の現金及び現金同等物の残高は前連結会計年度末対比２兆2,291億円増加して５兆1,598億円となりました。

(3) 事業の種類別セグメントの業績

① 事業の種類別収支

当連結会計年度の資金運用収支は前連結会計年度比97億円の減益となる１兆1,616億円、信託報酬は同60億円の増益となる86億円、役務取引等収支は同1,034億円の増益となる6,195億円、特定取引収支は同1,115億円の減益となる328億円、その他業務収支は同769億円の増益となる2,675億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用収支は前連結会計年度比139億円の減益となる１兆701億円、信託報酬は同60億円の増益となる86億円、役務取引等収支は同800億円の増益となる4,329億円、特定取引収支は同1,157億円の減益となる171億円、その他業務収支は同860億円の増益となる2,123億円となりました。

リース業セグメントの資金運用収支は前連結会計年度比42億円の増益となる△36億円、信託報酬は０億円、役務取引等収支は同６億円の増益となる18億円、その他業務収支は同27億円の増益となる881億円となりました。

その他事業セグメントの資金運用収支は前連結会計年度比13億円の減益となる1,173億円、役務取引等収支は同241億円の増益となる1,917億円、特定取引収支は同41億円の増益となる156億円、その他業務収支は同17億円の増益となる986億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前連結会計年度	1,084,187	△7,884	118,686	△23,643	1,171,345
	当連結会計年度	1,070,193	△3,601	117,354	△22,338	1,161,608
うち資金運用収益	前連結会計年度	1,459,680	5,403	157,082	△100,438	1,521,728
	当連結会計年度	1,596,070	9,652	155,708	△98,830	1,662,600
うち資金調達費用	前連結会計年度	375,492	13,288	38,396	△76,794	350,382
	当連結会計年度	525,876	13,253	38,353	△76,491	500,991
信託報酬	前連結会計年度	2,609	—	—	—	2,609
	当連結会計年度	8,626	4	—	—	8,631
役務取引等収支	前連結会計年度	352,898	1,156	167,519	△5,464	516,109
	当連結会計年度	432,936	1,855	191,715	△6,915	619,591
うち役務取引等収益	前連結会計年度	444,124	1,156	179,020	△28,215	596,086
	当連結会計年度	526,806	1,855	206,039	△30,773	703,928
うち役務取引等費用	前連結会計年度	91,225	—	11,501	△22,750	79,976
	当連結会計年度	93,870	—	14,323	△23,857	84,336
特定取引収支	前連結会計年度	132,864	—	11,523	—	144,387
	当連結会計年度	17,162	—	15,644	—	32,807
うち特定取引収益	前連結会計年度	134,135	—	13,524	△3,073	144,587
	当連結会計年度	25,229	—	29,033	△21,455	32,807
うち特定取引費用	前連結会計年度	1,270	—	2,001	△3,073	199
	当連結会計年度	8,066	—	13,389	△21,455	—
その他業務収支	前連結会計年度	126,338	85,428	96,954	△118,180	190,540
	当連結会計年度	212,389	88,188	98,657	△131,724	267,511
うちその他業務収益	前連結会計年度	239,972	716,962	221,842	△120,487	1,058,289
	当連結会計年度	287,771	760,613	231,196	△135,433	1,144,147
うちその他業務費用	前連結会計年度	113,633	631,534	124,887	△2,306	867,748
	当連結会計年度	75,382	672,424	132,538	△3,709	876,635

（注）1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
システム開発・情報処理業

3　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前連結会計年度３百万円、当連結会計年度１百万円)を資金調達費用から控除して表示しております。

4　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

② 事業の種類別資金運用／調達の状況

当連結会計年度の資金運用勘定の平均残高は前連結会計年度比7,006億円増加して85兆8,693億円、利回りは同0.15％増加して1.94％となりました。また、資金調達勘定の平均残高は同１兆7,169億円増加して90兆2,837億円、利回りは同0.15％増加して0.55％となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの資金運用勘定の平均残高は前連結会計年度比8,065億円増加して84兆8,083億円、利回りは同0.14％増加して1.88％となりました。また、資金調達勘定の平均残高は同１兆8,494億円増加して89兆7,961億円、利回りは同0.16％増加して0.59％となりました。

リース業セグメントの資金運用勘定の平均残高は前連結会計年度比171億円増加して1,676億円、利回りは同2.17％増加して5.76％となりました。また、資金調達勘定の平均残高は同1,528億円増加して１兆4,928億円、利回りは同0.10％低下して0.89％となりました。

その他事業セグメントの資金運用勘定の平均残高は前連結会計年度比4,886億円減少して３兆4,595億円、利回りは同0.52％増加して4.50％となりました。また、資金調達勘定の平均残高は同5,682億円減少して１兆5,724億円、利回りは同0.65％増加して2.44％となりました。

ア　銀行業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	前連結会計年度	84,001,796	1,459,680	1.74
	当連結会計年度	84,808,348	1,596,070	1.88
うち貸出金	前連結会計年度	55,252,650	1,066,849	1.93
	当連結会計年度	56,505,013	1,149,839	2.03
うち有価証券	前連結会計年度	23,799,252	270,838	1.14
	当連結会計年度	22,119,637	326,304	1.48
うちコールローン及び買入手形	前連結会計年度	696,288	6,762	0.97
	当連結会計年度	871,526	13,628	1.56
うち買現先勘定	前連結会計年度	227,006	2,884	1.27
	当連結会計年度	243,815	5,749	2.36
うち債券貸借取引支払保証金	前連結会計年度	874,138	185	0.02
	当連結会計年度	1,411,749	613	0.04
うち預け金	前連結会計年度	2,083,881	36,301	1.74
	当連結会計年度	2,547,429	58,536	2.30
資金調達勘定	前連結会計年度	87,946,720	375,492	0.43
	当連結会計年度	89,796,157	525,876	0.59
うち預金	前連結会計年度	67,219,777	134,434	0.20
	当連結会計年度	70,260,301	273,384	0.39
うち譲渡性預金	前連結会計年度	3,742,795	3,726	0.10
	当連結会計年度	3,810,837	12,932	0.34
うちコールマネー及び売渡手形	前連結会計年度	4,991,151	3,782	0.08
	当連結会計年度	6,053,477	5,958	0.10
うち売現先勘定	前連結会計年度	754,622	3,177	0.42
	当連結会計年度	394,462	6,737	1.71
うち債券貸借取引受入担保金	前連結会計年度	4,645,843	51,853	1.12
	当連結会計年度	2,771,613	58,292	2.10
うちコマーシャル・ペーパー	前連結会計年度	2,054	0	0.00
	当連結会計年度	―	―	―
うち借用金	前連結会計年度	2,473,204	86,307	3.49
	当連結会計年度	2,156,303	77,829	3.61
うち短期社債	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち社債	前連結会計年度	3,567,889	60,865	1.71
	当連結会計年度	3,811,605	68,756	1.80

(注) 1　事業区分は内部管理上採用している区分によっております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
システム開発・情報処理業
3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4　無利息預け金の平均残高(前連結会計年度1,695,607百万円、当連結会計年度2,808,205百万円)を資金運用勘定から控除して表示しております。
5　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)及び利息(前連結会計年度３百万円、当連結会計年度１百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　リース業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	150,582	5,403	3.59
	当連結会計年度	167,689	9,652	5.76
うち貸出金	前連結会計年度	81,164	5,012	6.18
	当連結会計年度	96,521	4,929	5.11
うち有価証券	前連結会計年度	39,290	3,613	9.20
	当連結会計年度	40,150	3,966	9.88
うちコールローン及び買入手形	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち買現先勘定	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち債券貸借取引支払保証金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち預け金	前連結会計年度	24,146	217	0.90
	当連結会計年度	25,378	551	2.17
資金調達勘定	前連結会計年度	1,340,015	13,288	0.99
	当連結会計年度	1,492,882	13,253	0.89
うち預金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち譲渡性預金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うちコールマネー及び売渡手形	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち売現先勘定	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち債券貸借取引受入担保金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うちコマーシャル・ペーパー	前連結会計年度	237,377	196	0.08
	当連結会計年度	59,377	64	0.11
うち借用金	前連結会計年度	985,053	11,130	1.13
	当連結会計年度	1,037,284	9,382	0.90
うち短期社債	前連結会計年度	116	0	0.16
	当連結会計年度	269,358	329	0.12
うち社債	前連結会計年度	117,414	1,084	0.92
	当連結会計年度	126,764	1,040	0.82

(注) 1　事業区分は内部管理上採用している区分によっております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4　無利息預け金の平均残高(前連結会計年度1,794百万円、当連結会計年度1,820百万円)を資金運用勘定から控除して表示しております。

ウ　その他事業

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	3,948,239	157,082	3.98
	当連結会計年度	3,459,559	155,708	4.50
うち貸出金	前連結会計年度	2,915,954	146,367	5.02
	当連結会計年度	2,372,893	128,629	5.42
うち有価証券	前連結会計年度	383,159	5,787	1.51
	当連結会計年度	354,612	9,582	2.70
うちコールローン及び買入手形	前連結会計年度	12,171	332	2.74
	当連結会計年度	22,256	724	3.25
うち買現先勘定	前連結会計年度	21,481	279	1.30
	当連結会計年度	37,236	1,017	2.73
うち債券貸借取引支払保証金	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち預け金	前連結会計年度	253,831	2,611	1.03
	当連結会計年度	266,359	7,578	2.85
資金調達勘定	前連結会計年度	2,140,740	38,396	1.79
	当連結会計年度	1,572,490	38,353	2.44
うち預金	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち譲渡性預金	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うちコールマネー及び売渡手形	前連結会計年度	5,335	135	2.53
	当連結会計年度	4,339	11	0.27
うち売現先勘定	前連結会計年度	31,076	295	0.95
	当連結会計年度	27,364	710	2.60
うち債券貸借取引受入担保金	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うちコマーシャル・ペーパー	前連結会計年度	69,191	30	0.04
	当連結会計年度	4,888	4	0.10
うち借用金	前連結会計年度	1,329,964	12,209	0.92
	当連結会計年度	1,012,734	11,376	1.12
うち短期社債	前連結会計年度	146	0	0.12
	当連結会計年度	72,270	45	0.06
うち社債	前連結会計年度	705,018	22,749	3.23
	当連結会計年度	450,400	16,213	3.60

(注) 1　事業区分は内部管理上採用している区分によっております。
2　各事業の主な内容
(1) 銀行業…………銀行業
(2) リース業………リース業
(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
4　無利息預け金の平均残高(前連結会計年度40,133百万円、当連結会計年度65,299百万円)を資金運用勘定から控除して表示しております。

エ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前連結会計年度	88,100,618	△2,931,909	85,168,708	1,622,166	△100,438	1,521,728	1.79
	当連結会計年度	88,435,597	△2,566,205	85,869,391	1,761,430	△98,830	1,662,600	1.94
うち貸出金	前連結会計年度	58,249,768	△2,858,938	55,390,830	1,218,229	△72,576	1,145,653	2.07
	当連結会計年度	58,974,428	△2,476,862	56,497,565	1,283,398	△69,255	1,214,142	2.15
うち有価証券	前連結会計年度	24,221,702	176,385	24,398,088	280,240	△23,843	256,396	1.05
	当連結会計年度	22,514,400	202,337	22,716,737	339,853	△22,501	317,352	1.40
うちコールローン及び買入手形	前連結会計年度	708,460	―	708,460	7,095	―	7,095	1.00
	当連結会計年度	893,782	△1,671	892,111	14,352	△22	14,330	1.61
うち買現先勘定	前連結会計年度	248,487	―	248,487	3,163	―	3,163	1.27
	当連結会計年度	281,051	―	281,051	6,767	―	6,767	2.41
うち債券貸借取引支払保証金	前連結会計年度	874,138	―	874,138	185	―	185	0.02
	当連結会計年度	1,411,749	―	1,411,749	613	―	613	0.04
うち預け金	前連結会計年度	2,361,859	△249,780	2,112,078	39,131	△2,947	36,183	1.71
	当連結会計年度	2,839,167	△290,005	2,549,161	66,667	△6,791	59,875	2.35
資金調達勘定	前連結会計年度	91,427,476	△2,860,654	88,566,822	427,177	△76,794	350,382	0.40
	当連結会計年度	92,861,530	△2,577,796	90,283,734	577,483	△76,491	500,991	0.55
うち預金	前連結会計年度	67,219,777	△287,943	66,931,833	134,434	△2,935	131,498	0.20
	当連結会計年度	70,260,301	△340,032	69,920,269	273,384	△6,736	266,648	0.38
うち譲渡性預金	前連結会計年度	3,742,795	△59,519	3,683,275	3,726	△12	3,713	0.10
	当連結会計年度	3,810,837	△147,710	3,663,127	12,932	△55	12,877	0.35
うちコールマネー及び売渡手形	前連結会計年度	4,996,487	―	4,996,487	3,917	―	3,917	0.08
	当連結会計年度	6,057,816	△1,666	6,056,150	5,970	△1	5,969	0.10
うち売現先勘定	前連結会計年度	785,698	―	785,698	3,472	―	3,472	0.44
	当連結会計年度	421,826	―	421,826	7,447	―	7,447	1.77
うち債券貸借取引受入担保金	前連結会計年度	4,645,843	―	4,645,843	51,853	―	51,853	1.12
	当連結会計年度	2,771,613	―	2,771,613	58,292	―	58,292	2.10
うちコマーシャル・ペーパー	前連結会計年度	308,624	△2,893	305,731	227	△2	224	0.07
	当連結会計年度	64,266	―	64,266	69	―	69	0.11
うち借用金	前連結会計年度	4,788,223	△2,509,659	2,278,563	109,647	△72,854	36,793	1.61
	当連結会計年度	4,206,322	△2,088,382	2,117,940	98,588	△69,572	29,016	1.37
うち短期社債	前連結会計年度	263	―	263	0	―	0	0.14
	当連結会計年度	341,628	―	341,628	375	―	375	0.11
うち社債	前連結会計年度	4,390,322	△638	4,389,684	84,699	△5	84,694	1.93
	当連結会計年度	4,388,769	―	4,388,769	86,010	―	86,010	1.96

(注) 1　事業区分は内部管理上採用している区分によっております。

2　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

3　無利息預け金の平均残高(前連結会計年度1,708,177百万円、当連結会計年度2,832,832百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)及び利息(前連結会計年度3百万円、当連結会計年度1百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　事業の種類別役務取引の状況

当連結会計年度の役務取引等収益は前連結会計年度比1,078億円増加して7,039億円、一方役務取引等費用は同43億円増加して843億円となったことから、役務取引等収支は同1,034億円の増益となる6,195億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの役務取引等収益は前連結会計年度比826億円増加して5,268億円、一方役務取引等費用は同26億円増加して938億円となったことから、役務取引等収支は同800億円の増益となる4,329億円となりました。

リース業セグメントの役務取引等収益は前連結会計年度比６億円増加して18億円となったことから、役務取引等収支は同６億円の増益となる18億円となりました。

その他事業セグメントの役務取引等収益は前連結会計年度比270億円増加して2,060億円、一方役務取引等費用は同28億円増加して143億円となったことから、役務取引等収支は同241億円の増益となる1,917億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前連結会計年度	444,124	1,156	179,020	△28,215	596,086
	当連結会計年度	526,806	1,855	206,039	△30,773	703,928
うち預金・貸出業務	前連結会計年度	44,587	—	583	△64	45,105
	当連結会計年度	55,377	—	632	△1,311	54,698
うち為替業務	前連結会計年度	125,598	—	—	△1,308	124,289
	当連結会計年度	132,807	—	—	△1,280	131,526
うち証券関連業務	前連結会計年度	23,038	—	29,133	△198	51,973
	当連結会計年度	24,801	—	40,004	△32	64,773
うち代理業務	前連結会計年度	19,044	—	273	△13	19,304
	当連結会計年度	18,731	—	274	△76	18,929
うち保護預り・貸金庫業務	前連結会計年度	6,738	—	—	△2	6,735
	当連結会計年度	7,386	—	—	△2	7,384
うち保証業務	前連結会計年度	35,680	—	16,139	△12,377	39,442
	当連結会計年度	40,989	—	13,440	△12,983	41,445
うちクレジットカード関連業務	前連結会計年度	—	—	94,700	△932	93,768
	当連結会計年度	—	—	109,710	△1,067	108,643
役務取引等費用	前連結会計年度	91,225	—	11,501	△22,750	79,976
	当連結会計年度	93,870	—	14,323	△23,857	84,336
うち為替業務	前連結会計年度	24,248	—	—	△32	24,215
	当連結会計年度	25,878	—	—	△10	25,868

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

④　事業の種類別特定取引の状況

ア　特定取引収益・費用の内訳

当連結会計年度の特定取引収益は前連結会計年度比1,117億円減少して328億円、一方特定取引費用は同１億円減少したことから、特定取引収支は同1,115億円の減益となる328億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引収益は前連結会計年度比1,089億円減少して252億円、一方特定取引費用は同67億円増加して80億円となったことから、特定取引収支は同1,157億円の減益となる171億円となりました。

その他事業セグメントの特定取引収益は前連結会計年度比155億円増加して290億円、一方特定取引費用は同113億円増加して133億円となったことから、特定取引収支は同41億円の増益となる156億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前連結会計年度	134,135	―	13,524	△3,073	144,587
	当連結会計年度	25,229	―	29,033	△21,455	32,807
うち商品有価証券収益	前連結会計年度	1,599	―	6,257	―	7,857
	当連結会計年度	―	―	12,880	―	12,880
うち特定取引有価証券収益	前連結会計年度	―	―	―	―	―
	当連結会計年度	1,229	―	―	―	1,229
うち特定金融派生商品収益	前連結会計年度	132,031	―	7,266	△3,073	136,224
	当連結会計年度	23,901	―	16,153	△21,455	18,599
うちその他の特定取引収益	前連結会計年度	504	―	―	―	504
	当連結会計年度	97	―	―	―	97
特定取引費用	前連結会計年度	1,270	―	2,001	△3,073	199
	当連結会計年度	8,066	―	13,389	△21,455	―
うち商品有価証券費用	前連結会計年度	―	―	―	―	―
	当連結会計年度	―	―	―	―	―
うち特定取引有価証券費用	前連結会計年度	199	―	―	―	199
	当連結会計年度	―	―	―	―	―
うち特定金融派生商品費用	前連結会計年度	1,071	―	2,001	△3,073	―
	当連結会計年度	8,066	―	13,389	△21,455	―
うちその他の特定取引費用	前連結会計年度	―	―	―	―	―
	当連結会計年度	―	―	―	―	―

(注)　1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
システム開発・情報処理業

3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当連結会計年度末の特定取引資産残高は前連結会計年度末比3,089億円増加して４兆780億円、特定取引負債残高は同7,976億円増加して２兆9,081億円となりました。

事業の種類別セグメント別に見ますと、銀行業セグメントの特定取引資産残高は前連結会計年度末比3,338億円増加して３兆6,969億円、特定取引負債残高は同8,000億円増加して２兆5,192億円となりました。

その他事業セグメントの特定取引資産残高は前連結会計年度末比70億円増加して4,242億円、特定取引負債残高は同296億円増加して4,320億円となりました。

種類	期別	銀行業	リース業	その他事業	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前連結会計年度	3,363,094	―	417,223	△11,244	3,769,073
	当連結会計年度	3,696,949	―	424,288	△43,212	4,078,025
うち商品有価証券	前連結会計年度	186,567	―	83,110	―	269,678
	当連結会計年度	97,584	―	65,458	―	163,042
うち商品有価証券派生商品	前連結会計年度	811	―	0	―	812
	当連結会計年度	269	―	6	―	275
うち特定取引有価証券	前連結会計年度	―	―	―	―	―
	当連結会計年度	―	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	2,033	―	―	―	2,033
	当連結会計年度	4,162	―	―	―	4,162
うち特定金融派生商品	前連結会計年度	2,117,387	―	334,111	△11,244	2,440,254
	当連結会計年度	2,669,376	―	358,823	△43,212	2,984,988
うちその他の特定取引資産	前連結会計年度	1,056,293	―	―	―	1,056,293
	当連結会計年度	925,557	―	―	―	925,557
特定取引負債	前連結会計年度	1,719,269	―	402,449	△11,244	2,110,473
	当連結会計年度	2,519,286	―	432,084	△43,212	2,908,158
うち売付商品債券	前連結会計年度	34,500	―	34,919	―	69,419
	当連結会計年度	113,768	―	5,568	―	119,337
うち商品有価証券派生商品	前連結会計年度	524	―	―	―	524
	当連結会計年度	1,238	―	0	―	1,238
うち特定取引売付債券	前連結会計年度	―	―	―	―	―
	当連結会計年度	―	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	2,061	―	―	―	2,061
	当連結会計年度	4,079	―	―	―	4,079
うち特定金融派生商品	前連結会計年度	1,682,182	―	367,530	△11,244	2,038,468
	当連結会計年度	2,400,200	―	426,515	△43,212	2,783,503
うちその他の特定取引負債	前連結会計年度	―	―	―	―	―
	当連結会計年度	―	―	―	―	―

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　セグメント間の内部取引は「消去又は全社(△)」欄に表示しております。

⑤　事業の種類別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	銀行業	リース業	その他事業	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前連結会計年度	68,474,861	―	―	68,474,861
	当連結会計年度	70,834,125	―	―	70,834,125
うち流動性預金	前連結会計年度	42,742,750	―	―	42,742,750
	当連結会計年度	45,897,739	―	―	45,897,739
うち定期性預金	前連結会計年度	21,157,264	―	―	21,157,264
	当連結会計年度	20,866,095	―	―	20,866,095
うちその他	前連結会計年度	4,574,846	―	―	4,574,846
	当連結会計年度	4,070,290	―	―	4,070,290
譲渡性預金	前連結会計年度	2,713,270	―	―	2,713,270
	当連結会計年度	2,708,643	―	―	2,708,643
総合計	前連結会計年度	71,188,131	―	―	71,188,131
	当連結会計年度	73,542,769	―	―	73,542,769

(注)　1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1)　銀行業…………銀行業

(2)　リース業………リース業

(3)　その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4　定期性預金＝定期預金＋定期積金

⑥　事業の種類別貸出金残高の状況

ア　業種別貸出状況(残高・構成比)

業種別	平成17年３月31日現在					平成18年３月31日現在				
	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	合計(百万円)	構成比(%)	銀行業(百万円)	リース業(百万円)	その他事業(百万円)	合計(百万円)	構成比(%)
国内(除く特別国際金融取引勘定分)	49,254,414	1,087	795,900	50,051,402	100.00	50,706,290	32	595,892	51,302,215	100.00
製造業	5,644,265	680	15,008	5,659,954	11.31	5,510,132	10	7,736	5,517,879	10.76
農業、林業、漁業及び鉱業	133,680	0	609	134,289	0.27	140,642	―	34	140,677	0.27
建設業	1,818,597	2	11,296	1,829,895	3.66	1,484,575	0	4,033	1,488,609	2.90
運輸、情報通信、公益事業	2,863,261	15	9,499	2,872,776	5.74	2,801,853	0	6,420	2,808,274	5.47
卸売・小売業	5,655,798	99	36,685	5,692,582	11.37	5,538,222	1	15,584	5,553,808	10.83
金融・保険業	4,047,491	66	42,027	4,089,586	8.17	4,301,648	18	870	4,302,537	8.39
不動産業	6,699,807	27	248,640	6,948,475	13.88	7,175,526	―	210,272	7,385,799	14.40
各種サービス業	6,068,442	139	203,381	6,271,962	12.53	6,116,117	1	114,551	6,230,670	12.14
地方公共団体	656,366	20	―	656,386	1.31	735,327	0	―	735,328	1.43
その他	15,666,705	34	228,752	15,895,492	31.76	16,902,243	―	236,388	17,138,631	33.41
海外及び特別国際金融取引勘定分	4,401,756	86,910	259,736	4,748,403	100.00	5,518,729	93,126	353,132	5,964,987	100.00
政府等	83,325	―	―	83,325	1.75	46,892	―	―	46,892	0.79
金融機関	395,037	5,201	5,776	406,015	8.55	541,437	5,899	1,744	549,081	9.21
商工業	3,731,845	81,246	247,616	4,060,708	85.52	4,585,718	86,745	333,046	5,005,510	83.91
その他	191,548	462	6,343	198,353	4.18	344,681	481	18,340	363,503	6.09
合計	53,656,170	87,997	1,055,636	54,799,805	―	56,225,019	93,158	949,024	57,267,203	―

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、
システム開発・情報処理業

3　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

4　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高(百万円)			
		銀行業	リース業	その他事業	合計
平成18年３月31日現在	インドネシア	35,509	—	—	35,509
	アルゼンチン	2	—	—	2
	合計	35,511	—	—	35,511
	(資産の総額に対する割合：%)	(0.03)	—	—	(0.03)
平成17年３月31日現在	インドネシア	39,959	—	—	39,959
	その他(４カ国)	205	—	—	205
	合計	40,164	—	—	40,164
	(資産の総額に対する割合：%)	(0.04)	—	—	(0.04)

(注) 1　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

2　事業区分は内部管理上採用している区分によっております。

3　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

⑦　事業の種類別有価証券の状況

○　有価証券残高(末残)

種類	期別	銀行業	リース業	その他事業	全社	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
国債	前連結会計年度	13,636,571	―	5	―	13,636,577
	当連結会計年度	11,566,088	―	4	―	11,566,093
地方債	前連結会計年度	486,884	―	―	―	486,884
	当連結会計年度	607,777	―	―	―	607,777
社債	前連結会計年度	3,242,861	―	581	―	3,243,443
	当連結会計年度	3,957,802	100	278	―	3,958,181
株式	前連結会計年度	3,208,862	31,275	85,234	190,907	3,516,280
	当連結会計年度	4,140,974	42,886	93,588	223,189	4,500,639
その他の証券	前連結会計年度	3,082,804	15,355	252,355	0	3,350,515
	当連結会計年度	4,603,524	15,859	253,785	―	4,873,169
合計	前連結会計年度	23,657,984	46,631	338,177	190,907	24,233,701
	当連結会計年度	24,876,167	58,846	347,657	223,189	25,505,861

(注) 1　事業区分は内部管理上採用している区分によっております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 国内・海外別業績

① 国内・海外別収支

当連結会計年度の資金運用収支は前連結会計年度比97億円の減益となる1兆1,616億円、信託報酬は同60億円の増益となる86億円、役務取引等収支は同1,034億円の増益となる6,195億円、特定取引収支は同1,115億円の減益となる328億円、その他業務収支は同769億円の増益となる2,675億円となりました。

国内・海外別に見ますと、国内の資金運用収支は前連結会計年度比584億円の減益となる1兆252億円、信託報酬は同60億円の増益となる86億円、役務取引等収支は同941億円の増益となる5,746億円、特定取引収支は同1,089億円の減益となる280億円、その他業務収支は同798億円の増益となる2,605億円となりました。

海外の資金運用収支は前連結会計年度比394億円の増益となる1,474億円、役務取引等収支は同100億円の増益となる456億円、特定取引収支は同26億円の減益となる47億円、その他業務収支は同28億円の減益となる71億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前連結会計年度	1,083,640	108,034	△20,329	1,171,345
	当連結会計年度	1,025,204	147,497	△11,092	1,161,608
うち資金運用収益	前連結会計年度	1,352,588	219,685	△50,545	1,521,728
	当連結会計年度	1,306,241	392,619	△36,260	1,662,600
うち資金調達費用	前連結会計年度	268,947	111,651	△30,216	350,382
	当連結会計年度	281,037	245,122	△25,167	500,991
信託報酬	前連結会計年度	2,609	—	—	2,609
	当連結会計年度	8,631	—	—	8,631
役務取引等収支	前連結会計年度	480,462	35,633	13	516,109
	当連結会計年度	574,625	45,686	△719	619,591
うち役務取引等収益	前連結会計年度	558,734	40,169	△2,817	596,086
	当連結会計年度	657,115	49,288	△2,474	703,928
うち役務取引等費用	前連結会計年度	78,271	4,535	△2,831	79,976
	当連結会計年度	82,489	3,601	△1,754	84,336
特定取引収支	前連結会計年度	136,997	7,389	—	144,387
	当連結会計年度	28,096	4,710	—	32,807
うち特定取引収益	前連結会計年度	138,258	9,401	△3,073	144,587
	当連結会計年度	36,163	18,099	△21,455	32,807
うち特定取引費用	前連結会計年度	1,260	2,011	△3,073	199
	当連結会計年度	8,066	13,389	△21,455	—
その他業務収支	前連結会計年度	180,670	9,998	△127	190,540
	当連結会計年度	260,545	7,157	△192	267,511
うちその他業務収益	前連結会計年度	1,044,604	14,363	△678	1,058,289
	当連結会計年度	1,126,212	19,504	△1,569	1,144,147
うちその他業務費用	前連結会計年度	863,933	4,365	△550	867,748
	当連結会計年度	865,666	12,346	△1,377	876,635

(注) 1 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2 「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前連結会計年度3百万円、当連結会計年度1百万円)を資金調達費用から控除して表示しております。
4 「国内」「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当連結会計年度の資金運用勘定の平均残高は前連結会計年度比7,006億円増加して85兆8,693億円、利回りは同0.15％増加して1.94％となりました。また、資金調達勘定の平均残高は同１兆7,169億円増加して90兆2,837億円、利回りは同0.15％増加して0.55％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前連結会計年度比１兆1,558億円減少して76兆6,918億円、利回りは同0.04％低下して1.70％となりました。また、資金調達勘定の平均残高は同390億円減少して83兆9,445億円、利回りは同0.01％増加して0.33％となりました。

海外の資金運用勘定の平均残高は前連結会計年度比１兆5,785億円増加して９兆6,217億円、利回りは同1.35％増加して4.08％となりました。また、資金調達勘定の平均残高は同１兆5,042億円増加して６兆9,881億円、利回りは同1.47％増加して3.51％となりました。

ア 国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	前連結会計年度	77,847,730	1,352,588	1.74
	当連結会計年度	76,691,842	1,306,241	1.70
うち貸出金	前連結会計年度	50,766,858	1,007,194	1.98
	当連結会計年度	50,469,167	953,658	1.89
うち有価証券	前連結会計年度	23,316,850	247,782	1.06
	当連結会計年度	21,565,285	290,826	1.35
うちコールローン及び買入手形	前連結会計年度	587,437	4,116	0.70
	当連結会計年度	713,123	7,773	1.09
うち買現先勘定	前連結会計年度	92,885	6	0.01
	当連結会計年度	98,096	8	0.01
うち債券貸借取引支払保証金	前連結会計年度	874,138	185	0.02
	当連結会計年度	1,411,749	613	0.04
うち預け金	前連結会計年度	1,226,375	20,671	1.69
	当連結会計年度	1,387,168	23,781	1.71
資金調達勘定	前連結会計年度	83,983,565	268,947	0.32
	当連結会計年度	83,944,515	281,037	0.33
うち預金	前連結会計年度	62,961,909	67,476	0.11
	当連結会計年度	64,237,443	100,809	0.16
うち譲渡性預金	前連結会計年度	3,561,190	800	0.02
	当連結会計年度	3,359,901	844	0.03
うちコールマネー及び売渡手形	前連結会計年度	4,836,442	1,436	0.03
	当連結会計年度	5,910,627	1,310	0.02
うち売現先勘定	前連結会計年度	572,714	18	0.00
	当連結会計年度	213,153	6	0.00
うち債券貸借取引受入担保金	前連結会計年度	4,645,843	51,853	1.12
	当連結会計年度	2,771,613	58,292	2.10
うちコマーシャル・ペーパー	前連結会計年度	305,731	224	0.07
	当連結会計年度	64,266	69	0.11
うち借用金	前連結会計年度	2,942,159	61,702	2.10
	当連結会計年度	2,649,069	50,353	1.90
うち短期社債	前連結会計年度	263	0	0.14
	当連結会計年度	341,628	375	0.11
うち社債	前連結会計年度	3,623,970	55,676	1.54
	当連結会計年度	3,867,212	62,878	1.63

(注) 1 「国内」とは、当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3 無利息預け金の平均残高(前連結会計年度1,674,507百万円、当連結会計年度2,802,641百万円)を資金運用勘定から控除して表示しております。

4 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)及び利息(前連結会計年度３百万円、当連結会計年度１百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	8,043,184	219,685	2.73
	当連結会計年度	9,621,722	392,619	4.08
うち貸出金	前連結会計年度	5,388,426	166,477	3.09
	当連結会計年度	6,652,589	283,993	4.27
うち有価証券	前連結会計年度	904,213	28,944	3.20
	当連結会計年度	949,114	37,627	3.96
うちコールローン及び買入手形	前連結会計年度	121,023	2,979	2.46
	当連結会計年度	178,988	6,556	3.66
うち買現先勘定	前連結会計年度	155,602	3,157	2.03
	当連結会計年度	182,955	6,758	3.69
うち債券貸借取引支払保証金	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち預け金	前連結会計年度	1,020,309	17,709	1.74
	当連結会計年度	1,182,483	37,742	3.19
資金調達勘定	前連結会計年度	5,483,853	111,651	2.04
	当連結会計年度	6,988,102	245,122	3.51
うち預金	前連結会計年度	4,105,888	66,220	1.61
	当連結会計年度	5,705,664	167,488	2.94
うち譲渡性預金	前連結会計年度	122,085	2,912	2.39
	当連結会計年度	303,226	12,033	3.97
うちコールマネー及び売渡手形	前連結会計年度	160,044	2,480	1.55
	当連結会計年度	145,523	4,658	3.20
うち売現先勘定	前連結会計年度	212,983	3,454	1.62
	当連結会計年度	208,672	7,440	3.57
うち債券貸借取引受入担保金	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うちコマーシャル・ペーパー	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち借用金	前連結会計年度	100,866	3,109	3.08
	当連結会計年度	93,085	2,182	2.34
うち短期社債	前連結会計年度	—	—	—
	当連結会計年度	—	—	—
うち社債	前連結会計年度	765,713	29,017	3.79
	当連結会計年度	521,556	23,131	4.44

(注) 1　「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3　無利息預け金の平均残高(前連結会計年度34,722百万円、当連結会計年度32,268百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	消去又は全社(△)	合計	小計	消去又は全社(△)	合計	
資金運用勘定	前連結会計年度	85,890,914	△722,206	85,168,708	1,572,273	△50,545	1,521,728	1.79
	当連結会計年度	86,313,564	△444,173	85,869,391	1,698,860	△36,260	1,662,600	1.94
うち貸出金	前連結会計年度	56,155,285	△764,454	55,390,830	1,173,671	△28,018	1,145,653	2.07
	当連結会計年度	57,121,757	△624,191	56,497,565	1,237,652	△23,510	1,214,142	2.15
うち有価証券	前連結会計年度	24,221,063	177,024	24,398,088	276,726	△20,329	256,396	1.05
	当連結会計年度	22,514,400	202,337	22,716,737	328,453	△11,101	317,352	1.40
うちコールローン及び買入手形	前連結会計年度	708,460	―	708,460	7,095	―	7,095	1.00
	当連結会計年度	892,111	―	892,111	14,330	―	14,330	1.61
うち買現先勘定	前連結会計年度	248,487	―	248,487	3,163	―	3,163	1.27
	当連結会計年度	281,051	―	281,051	6,767	―	6,767	2.41
うち債券貸借取引支払保証金	前連結会計年度	874,138	―	874,138	185	―	185	0.02
	当連結会計年度	1,411,749	―	1,411,749	613	―	613	0.04
うち預け金	前連結会計年度	2,246,684	△134,606	2,112,078	38,381	△2,197	36,183	1.71
	当連結会計年度	2,569,651	△20,489	2,549,161	61,524	△1,649	59,875	2.35
資金調達勘定	前連結会計年度	89,467,418	△900,596	88,566,822	380,598	△30,216	350,382	0.40
	当連結会計年度	90,932,617	△648,883	90,283,734	526,159	△25,167	500,991	0.55
うち預金	前連結会計年度	67,067,798	△135,964	66,931,833	133,696	△2,197	131,498	0.20
	当連結会計年度	69,943,108	△22,839	69,920,269	268,297	△1,649	266,648	0.38
うち譲渡性預金	前連結会計年度	3,683,275	―	3,683,275	3,713	―	3,713	0.10
	当連結会計年度	3,663,127	―	3,663,127	12,877	―	12,877	0.35
うちコールマネー及び売渡手形	前連結会計年度	4,996,487	―	4,996,487	3,917	―	3,917	0.08
	当連結会計年度	6,056,150	―	6,056,150	5,969	―	5,969	0.10
うち売現先勘定	前連結会計年度	785,698	―	785,698	3,472	―	3,472	0.44
	当連結会計年度	421,826	―	421,826	7,447	―	7,447	1.77
うち債券貸借取引受入担保金	前連結会計年度	4,645,843	―	4,645,843	51,853	―	51,853	1.12
	当連結会計年度	2,771,613	―	2,771,613	58,292	―	58,292	2.10
うちコマーシャル・ペーパー	前連結会計年度	305,731	―	305,731	224	―	224	0.07
	当連結会計年度	64,266	―	64,266	69	―	69	0.11
うち借用金	前連結会計年度	3,043,026	△764,462	2,278,563	64,812	△28,018	36,793	1.61
	当連結会計年度	2,742,155	△624,214	2,117,940	52,535	△23,518	29,016	1.37
うち短期社債	前連結会計年度	263	―	263	0	―	0	0.14
	当連結会計年度	341,628	―	341,628	375	―	375	0.11
うち社債	前連結会計年度	4,389,684	―	4,389,684	84,694	―	84,694	1.93
	当連結会計年度	4,388,769	―	4,388,769	86,010	―	86,010	1.96

(注) 1　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前連結会計年度1,708,177百万円、当連結会計年度2,832,832百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)及び利息(前連結会計年度３百万円、当連結会計年度１百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　国内・海外別役務取引の状況

当連結会計年度の役務取引等収益は前連結会計年度比1,078億円増加して7,039億円、一方役務取引等費用は同43億円増加して843億円となったことから、役務取引等収支は同1,034億円の増益となる6,195億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は前連結会計年度比983億円増加して6,571億円、一方役務取引等費用は同42億円増加して824億円となったことから、役務取引等収支は同941億円の増益となる5,746億円となりました。

海外の役務取引等収益は前連結会計年度比91億円増加して492億円、一方役務取引等費用は同9億円減少して36億円となったことから、役務取引等収支は同100億円の増益となる456億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前連結会計年度	558,734	40,169	△2,817	596,086
	当連結会計年度	657,115	49,288	△2,474	703,928
うち預金・貸出業務	前連結会計年度	23,448	23,974	△2,317	45,105
	当連結会計年度	23,622	32,250	△1,174	54,698
うち為替業務	前連結会計年度	117,282	7,009	△2	124,289
	当連結会計年度	122,863	8,663	△1	131,526
うち証券関連業務	前連結会計年度	51,973	0	―	51,973
	当連結会計年度	64,561	211	―	64,773
うち代理業務	前連結会計年度	19,304	―	―	19,304
	当連結会計年度	18,929	―	―	18,929
うち保護預り・貸金庫業務	前連結会計年度	6,732	3	―	6,735
	当連結会計年度	7,379	4	―	7,384
うち保証業務	前連結会計年度	36,399	3,463	△419	39,442
	当連結会計年度	40,473	1,472	△500	41,445
うちクレジットカード関連業務	前連結会計年度	93,768	―	―	93,768
	当連結会計年度	108,643	―	―	108,643
役務取引等費用	前連結会計年度	78,271	4,535	△2,831	79,976
	当連結会計年度	82,489	3,601	△1,754	84,336
うち為替業務	前連結会計年度	23,071	1,529	△384	24,215
	当連結会計年度	24,048	1,827	△7	25,868

(注) 1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

④　国内・海外別特定取引の状況

ア　特定取引収益・費用の内訳

当連結会計年度の特定取引収益は前連結会計年度比1,117億円減少して328億円、一方特定取引費用は同１億円減少したことから、特定取引収支は同1,115億円の減益となる328億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前連結会計年度比1,020億円減少して361億円、一方特定取引費用は同68億円増加して80億円となったことから、特定取引収支は同1,089億円の減益となる280億円となりました。

海外の特定取引収益は前連結会計年度比86億円増加して180億円、一方特定取引費用は同113億円増加して133億円となったことから、特定取引収支は同26億円の減益となる47億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前連結会計年度	138,258	9,401	△3,073	144,587
	当連結会計年度	36,163	18,099	△21,455	32,807
うち商品有価証券収益	前連結会計年度	7,857	―	―	7,857
	当連結会計年度	12,662	217	―	12,880
うち特定取引有価証券収益	前連結会計年度	―	―	―	―
	当連結会計年度	1,172	57	―	1,229
うち特定金融派生商品収益	前連結会計年度	129,965	9,332	△3,073	136,224
	当連結会計年度	22,230	17,824	△21,455	18,599
うちその他の特定取引収益	前連結会計年度	435	68	―	504
	当連結会計年度	97	―	―	97
特定取引費用	前連結会計年度	1,260	2,011	△3,073	199
	当連結会計年度	8,066	13,389	△21,455	―
うち商品有価証券費用	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券費用	前連結会計年度	189	10	―	199
	当連結会計年度	―	―	―	―
うち特定金融派生商品費用	前連結会計年度	1,071	2,001	△3,073	―
	当連結会計年度	8,066	13,389	△21,455	―
うちその他の特定取引費用	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―

(注) 1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。

2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当連結会計年度末の特定取引資産残高は前連結会計年度比3,089億円増加して４兆780億円、特定取引負債残高は同7,976億円増加して２兆9,081億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前連結会計年度末比3,404億円増加して３兆7,090億円、特定取引負債残高は同8,036億円増加して２兆5,211億円となりました。

海外の特定取引資産残高は前連結会計年度末比４億円増加して4,121億円、特定取引負債残高は同259億円増加して4,301億円となりました。

種類	期別	国内	海外	消去又は全社(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前連結会計年度	3,368,619	411,698	△11,244	3,769,073
	当連結会計年度	3,709,059	412,178	△43,212	4,078,025
うち商品有価証券	前連結会計年度	198,646	71,032	―	269,678
	当連結会計年度	122,278	40,764	―	163,042
うち商品有価証券派生商品	前連結会計年度	812	―	―	812
	当連結会計年度	275	―	―	275
うち特定取引有価証券	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	2,033	―	―	2,033
	当連結会計年度	4,160	1	―	4,162
うち特定金融派生商品	前連結会計年度	2,110,833	340,666	△11,244	2,440,254
	当連結会計年度	2,656,787	371,412	△43,212	2,984,988
うちその他の特定取引資産	前連結会計年度	1,056,293	―	―	1,056,293
	当連結会計年度	925,557	―	―	925,557
特定取引負債	前連結会計年度	1,717,521	404,196	△11,244	2,110,473
	当連結会計年度	2,521,185	430,185	△43,212	2,908,158
うち売付商品債券	前連結会計年度	34,540	34,878	―	69,419
	当連結会計年度	118,803	533	―	119,337
うち商品有価証券派生商品	前連結会計年度	524	―	―	524
	当連結会計年度	1,238	―	―	1,238
うち特定取引売付債券	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	2,061	―	―	2,061
	当連結会計年度	4,079	―	―	4,079
うち特定金融派生商品	前連結会計年度	1,680,394	369,318	△11,244	2,038,468
	当連結会計年度	2,397,064	429,651	△43,212	2,783,503
うちその他の特定取引負債	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―

(注) 1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
3　「国内」、「海外」間の内部取引は、「消去又は全社(△)」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前連結会計年度	64,090,357	4,384,503	68,474,861
	当連結会計年度	65,814,629	5,019,495	70,834,125
うち流動性預金	前連結会計年度	39,010,945	3,731,804	42,742,750
	当連結会計年度	41,727,352	4,170,386	45,897,739
うち定期性預金	前連結会計年度	20,513,332	643,931	21,157,264
	当連結会計年度	20,023,737	842,358	20,866,095
うちその他	前連結会計年度	4,566,079	8,767	4,574,846
	当連結会計年度	4,063,539	6,750	4,070,290
譲渡性預金	前連結会計年度	2,579,986	133,283	2,713,270
	当連結会計年度	2,106,986	601,657	2,708,643
総合計	前連結会計年度	66,670,344	4,517,787	71,188,131
	当連結会計年度	67,921,616	5,621,152	73,542,769

(注)1　「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2　「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
4　定期性預金＝定期預金＋定期積金

⑥　国内・海外別貸出金残高の状況

○　業種別貸出状況(残高・構成比)

「(3) 事業の種類別セグメントの業績」の「⑥事業の種類別貸出金残高の状況　ア　業種別貸出状況(残高・構成比)」に記載しているため、当該欄での記載を省略しております。

⑦ 国内・海外別有価証券の状況

○ 有価証券残高(末残)

種類	期別	国内	海外	全社	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
国債	前連結会計年度	13,636,577	―	―	13,636,577
	当連結会計年度	11,566,093	―	―	11,566,093
地方債	前連結会計年度	486,884	―	―	486,884
	当連結会計年度	607,777	―	―	607,777
社債	前連結会計年度	3,243,443	―	―	3,243,443
	当連結会計年度	3,958,181	―	―	3,958,181
株式	前連結会計年度	3,325,372	―	190,907	3,516,280
	当連結会計年度	4,277,449	―	223,189	4,500,639
その他の証券	前連結会計年度	2,576,031	774,484	0	3,350,515
	当連結会計年度	3,915,033	958,135	―	4,873,169
合計	前連結会計年度	23,268,309	774,484	190,907	24,233,701
	当連結会計年度	24,324,535	958,135	223,189	25,505,861

(注) 1 「国内」とは当社、国内銀行連結子会社(海外店を除く)及びその他の国内連結子会社であります。
2 「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
3 「その他の証券」には、外国債券及び外国株式を含んでおります。

(自己資本比率関係)

(参考)

自己資本比率は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件(平成10年大蔵省告示第62号。以下、「告示」という)に定められた算式に基づき、連結ベースについて算出しております。

なお、当社は、第一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(第一基準)

項目		平成17年3月31日現在	平成18年3月31日現在
		金額(百万円)	金額(百万円)
基本的項目	資本金	1,352,651	1,420,877
	うち非累積的永久優先株(注1)	―	―
	新株式申込証拠金	―	―
	新株式払込金	―	―
	資本剰余金	974,346	1,229,225
	利益剰余金	285,573	944,112
	連結子会社の少数株主持分	1,012,949	1,104,244
	うち海外特別目的会社の発行する優先出資証券(※)	816,926	835,214
	その他有価証券の評価差損(△)	―	―
	自己株式申込証拠金	―	―
	自己株式払込金	―	―
	自己株式(△)	269,857	4,393
	為替換算調整勘定	△79,883	△41,475
	営業権相当額(△)	149	73
	企業結合により計上される無形固定資産相当額(△)	―	―
	連結調整勘定相当額(△)	13,381	6,612
	繰延税金資産の控除前の基本的項目計(上記各項目の合計額)	―	4,645,905
	繰延税金資産の控除金額(△)	―	―
	計 (A)	3,262,250	4,645,905
	うちステップ・アップ金利条項付の優先出資証券(注2)	193,176	211,464
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額	317,053	627,807
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	67,103	39,934
	一般貸倒引当金	633,515	742,614
	負債性資本調達手段等	2,537,304	2,657,378
	うち永久劣後債務(注3)	879,968	1,035,778
	うち期限付劣後債務及び期限付優先株(注4)	1,657,335	1,621,600
	計	3,554,977	4,067,736
	うち自己資本への算入額 (B)	3,262,250	4,067,736
準補完的項目	短期劣後債務	―	―
	うち自己資本への算入額 (C)	―	―
控除項目	控除項目(注5) (D)	504,430	619,279
自己資本額	(A)+(B)+(C)−(D) (E)	6,020,069	8,094,361

項目		平成17年3月31日現在	平成18年3月31日現在
		金額(百万円)	金額(百万円)
リスク・アセット等	資産(オン・バランス)項目	54,897,868	58,984,821
	オフ・バランス取引項目	5,300,875	5,952,321
	信用リスク・アセットの額 (F)	60,198,743	64,937,143
	マーケット・リスク相当額に係る額((H)/8%) (G)	353,876	385,206
	(参考)マーケット・リスク相当額 (H)	28,310	30,816
	計((F)+(G)) (I)	60,552,620	65,322,349
連結自己資本比率(第一基準)=(E)/(I)×100(%)		9.94%	12.39%

(注) 1 資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、資本金及び資本剰余金に含まれる非累積的永久優先株の額は1,460,303百万円であります。

2 告示第4条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3 告示第5条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

4 告示第5条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5 告示第7条第1項第1号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、及び第2号に規定するものに対する投資に相当する額であります。

(※)　「連結自己資本比率(第一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、株式会社三井住友銀行(以下、「当行」という。)の海外特別目的会社が発行した以下の３件の優先出資証券が含まれております。

発行体	SB Treasury Company L.L.C.("SBTC-LLC")	SB Equity Securities (Cayman), Limited("SBES")	Sakura Preferred Capital (Cayman) Limited("SPCL")
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年６月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年６月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年１月以降の各配当支払日(ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年２月18日	Series A-1　平成11年２月26日 Series A-2　平成11年３月26日 Series B　平成11年３月１日	Initial Series　平成10年12月24日 Series B　平成11年３月30日
配当率	固定 (ただし平成20年６月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1　変動(金利ステップアップなし) Series A-2　変動(金利ステップアップなし) Series B　固定(ただし平成21年６月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series　変動(金利ステップアップなし) Series B　変動(金利ステップアップなし)
配当日	毎年６月・12月の最終営業日	毎年６月・12月の最終営業日	毎年７月24日と１月24日(休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①「損失吸収事由(注)1」が発生した場合 ②当行優先株(注)2への配当が停止された場合 ③当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ①当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出資証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の６月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する２配当支払日(同年度末を含む暦年の７月及び翌暦年の１月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

（注）1　損失吸収事由

当行につき、①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」（ⓐ清算事由<清算、破産または清算的会社更生>の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表）が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2　当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4　SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5　SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券（「案分配当証券」）を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6　SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額（当行優先株への配当があればその額を控除した額）に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行持株会社としての業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

(1) 中長期的な経営戦略

当社グループが、今後、高い水準の収益性及び成長性を実現し、企業価値を持続的に向上させるためには、「お客さま、株主・市場、社会から最高の信頼を得る」こと、すなわち、

① 常に変化するお客さまのニーズに的確に対応し、優れた商品・サービスを提供すること、

② 高いビジネスマインドを持って着実に収益の拡大を図り、磐石の財務体質を構築すること、

③ 業務を通じて、広く我が国経済社会に貢献することにより社会的責任を果たすこと、

が重要であると考えます。

このような認識に基づき、当社グループは、平成17年度からの４年間を対象とする中期経営計画におきまして、次の五点を経営戦略の柱に据え、経営目標の達成に向けた諸施策を展開しております。

第一に、新たなリスク、新たな地域、新たな事業領域への挑戦によってトップライン収益を拡大し、十分な成長を実現してまいります。

第二に、重点分野強化に向けて経営資源を積極的に投入してまいります。一方、既存業務の効率化も引き続き進めてまいります。

第三に、各ビジネスにおけるリスク・リターンの適正化と、資本・リスクアセットの再配置によって資本効率の向上を図り、収益性・成長性を極大化してまいります。

第四に、企業価値向上に繋がる合従連衡・提携に、積極的に取り組んでまいります。

第五に、企業価値の向上、ＣＳＲ(企業の社会的責任)の実践のため、コーポレート・ガバナンスの高度化を進めてまいります。

(2) 対処すべき課題

当社の子会社であります株式会社三井住友銀行は、平成17年12月、公正取引委員会より、過去の法人のお客さま向けの金利スワップの販売方法について独占禁止法における「優越的地位の濫用」に該当する行為が複数認められたとして勧告を受け、また、平成18年４月27日に金融庁より、同行の法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分(業務停止命令並びに業務改善命令)を受けました。当社及び同行はこの事態を重く受け止め、役職員一同、再発防止と信頼回復に向け真摯に対応してまいります。

平成18年度につきましては、「お客さまの価値創造に資する質の高い商品・サービスの提供」及び「強固な企業基盤の構築」の二点に取り組み、今後、持続的成長を遂げていくための地歩を固めてまいりたいと考えております。

(お客さまの価値創造に資する質の高い商品・サービスの提供)

第一に、当社グループは、お客さまの視点に立ち、お客さまに対して付加価値の高い商品・サービスを提供することによって、「複合金融グループ」としての持続的成長を目指してまいります。

個人のお客さまにつきましては、コンサルティングビジネスの一段の高度化に取り組んでまいります。お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新商品を開発・提供するとともに、これまで以上にお客さまの声を反映したサービスの提供に努めてまいります。また、平日夜間や休日にも営業するSMBCコンサルティングプラザ等の拠点網の拡充、高い専門性を持つコンサルタントの増員によって、お客さまのニーズへの対応力や利便性を一段と向上させてまいります。更に、他業界のリーディング・カンパニーやグループ会社との協働を通じたサービスも一段と充実させてまいります。具体的には、株式会社三井住友銀行とプロミス株式会社との提携によるコンシューマーローン、三井住友カード株式会社と株式会社エヌ・ティ・ティ・ドコモとの提携による「三井住友カードiD」を更に拡充するとともに、本年３月に発表いたしました、株式会社ジャパンネット銀行とヤフー株式会社との提携によるインターネット金融サービス、株式会社三井住友銀行とSMBCフレンド証券株式会社との協働による資産運用サービスの早期事業化等を進めてまいります。

法人のお客さまにつきましては、本年４月、株式会社三井住友銀行に「コーポレート・アドバイザリー本部」を新設し、情報・ノウハウを集約することによって、事業拡大・企業再編等のお客さまの経営課題の解決に向けたソリューション提供力を一段と高度化、お客さまの企業価値向上に一層貢献してまいります。また、かねてご好評をいただいておりますビジネスセレクトローン等の中小企業の皆さま向けの無担保貸出や、シンジケート・ローン、債権流動化等につきましても引き続き推進し、多様化するお客さまの資金調達ニーズに的確に応えてまいります。加えて、三井住友銀リース株式会社による商品リース、不動産リース等の各種リース業務、株式会社日本総合研究所によるコアシステム受託やＩＴコンサルティング業務、大和証券エスエムビーシー株式会社による投資銀行業務等、グループ一体となったお客さまへのソリューション提供をさらに推進してまいります。また、海外におきましても、経済成長の著しい地域における営業拠点の新設、プロジェクト・ファイナンス等の当社グループが強みを持つ業務のさらなる高度化や、内外連携体制の一段の整備によって、お客さまのグローバルなニーズに応えてまいります。市場営業業務におきましては、インターネットの活用等によるお客さまの利便性向上に努める一方、引き続き、適切なリスク管理の下、ＡＬＭ体制の強化、運用手段の多様化に取り組んでまいります。

(強固な企業基盤の構築)

第二に、当社グループは、持続的成長を支える強固な企業基盤の構築に取り組んでまいります。

まず、当社グループは、コンプライアンス、リスク管理、内部監査等の内部管理体制を一段と高度化してまいります。コンプライアンスにつきましては、昨年12月の公正取引委員会からの勧告を踏まえ、本年４月、株式会社三井住友銀行に「コンプライアンス部門」を新設、法令等の遵守を一層徹底してまいります。また、併せて新設した「品質管理部」を通じてお客さまのご意見や視点をより積極的に経営・業務に活かすとともに、増加する金融犯罪への対応も一段と強化してまいります。リスク管理につきましては、当社グループの事業範囲の拡大に対応した高度化をさらに進めるとともに、平成18年度末に予定されておりますバーゼルⅡ(新ＢＩＳ規制)導入を踏まえた体制強化をグループ全体で推進してまいります。そして、これらのコンプライアンスやリスク管理等の有効性を一層厳格に検証するべく、内部監査体制を強化してまいります。更に、中長期的な視点での人材育成、女性従業員が一段と能力を発揮できる体制作り等、人材マネジメントの高度化に向けた取組みも進めてまいります。

また、当社グループは、質の高い収益体質を構築することによって資本の質・量両面での拡充を進め、財務基盤を一段と強化してまいります。公的資金につきましては、経営資源の戦略的投入、ならびに、株主の皆さまへの利益還元を含む資本政策に関する経営の柔軟性を向上させるべく、関係当局の承認を前提に、当社の財務状況や、株価動向及び経済動向等を踏まえつつ、平成18年度末までの早期返済を目指してまいります。

当社グループは、平成18年度、これらの取組みにおいて着実な成果を示すことにより、「お客さま、株主・市場、社会」からのご評価をさらに高めてまいりたいと考えております。

4 【事業等のリスク】

当社及び当社グループの事業その他に関するリスクについて、投資者の判断に重要な影響を及ぼす可能性があると考えられる主な事項やその他リスク要因に該当しない事項であっても、投資者の投資判断上、重要であると考えられる事項について記載しております。また、これらのリスクは互いに独立するものではなく、ある事象の発生により他の様々なリスクが増大する可能性があることについてもご留意ください。なお、当社は、これらリスク発生の可能性を認識したうえで、発生を回避するための施策を講じるとともに、発生した場合には迅速かつ適切な対応に努める所存であります。

本項においては、将来に関する事項が含まれておりますが、当該事項は有価証券報告書提出日現在において判断したものであります。

1　不良債権問題

(1) 不良債権の状況

当社グループの不良債権残高は、取引先の経営状況の変化(業況の悪化、不祥事等の企業信頼性を失墜させる問題の発生等)や、景気動向並びに金利、株価及び不動産価格の変動といった内外の経済金融環境等の変化によって増加し、貸倒引当金積増し及び貸倒償却等の与信関係費用等が増加する可能性があります。これらの結果、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 貸倒引当金の状況

当社グループは、貸出金等の債権について、自己査定基準、償却引当基準に基づき、その信用リスクの程度に応じて、担保処分等による回収見込額及び貸倒実績率等を勘案した貸倒引当金を計上しております。不良債権残高の増加のほか、貸倒引当金計上額の計算の基礎となる貸出先の状況、担保価値及び貸倒実績率等の変動や、貸倒引当金計上に係る会計基準等の変更等により、当社グループが貸倒引当金を積み増す可能性があります。この結果、経営成績及び財政状態に影響を及ぼす可能性があります。

(3) 業種別貸出の状況

当社グループの取引先の中には、当該企業の属する業界が抱える固有の事情等の影響を受けている企業がありますが、内外の金融経済環境及び特定業種の抱える固有の事情の変化等により、当該業種に属する企業の財政状態が悪化する場合には、当社グループのこれら特定業種における不良債権残高及び与信関係費用等が増加し、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(4) 貸出先への金融支援

当社グループは、債権の回収極大化を図るために、当社グループの貸出先に対する債権者としての法的権利を必ずしも行使せずに、状況に応じて債権放棄、デット・エクイティ・スワップ又は第三者割当増資の引受、追加貸出等の金融支援を行うことがあります。それにもかかわらず企業再建が奏功しない場合には、当社グループの不良債権残高及び与信関係費用等が増加し、経営成績及び財政状態に影響を及ぼす可能性があります。

(5) 他の金融機関における経営状態の悪化

本邦における他の金融機関の財政状態が悪化し、当該金融機関の流動性及び支払能力等に問題が発生した場合には、以下の事象が生じる可能性があり、いずれも当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

① 当該金融機関による貸出先への融資の打ち切り又は引き上げにより、当該貸出先の経営状態の悪化又は破綻がおこり、当該貸出先に対して当社グループが追加融資を求められたり、当社グループの不良債権残高及び与信関係費用等が増加したりする可能性があります。

② 当社グループが、当該問題の生じた金融機関に対する支援を要請される可能性があります。

③ 当社グループが保有する当該金融機関の株式が減価する可能性及び当該金融機関宛与信に関する与信関係費用等が増加する可能性があります。

④ 預金保険の基金が不十分となった場合に、預金保険料が引き上げられる可能性があります。

⑤ 政府が経営を支配する金融機関の資本増強や収益増強のために、当該金融機関に対し経済的特典が与えられた場合に、当社グループは競争上の不利益を被る可能性があります。

2 保有株式に係るリスク

(1) 株式価値の低下リスク

当社グループは市場性のある株式等、大量の株式を保有しております。株式は価値の低下リスクがあるため、内外経済や株式市場の需給関係の悪化、発行体の経営状態の悪化等により株式の価値が低下する場合には、保有株式に減損処理及び評価損が発生し、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 株式の処分に関するリスク

当社グループは、株価下落による経営成績及び自己資本比率への影響を減らす等の財務上のリスク削減の観点等から、場合によっては損失が発生するのを承知しながら、継続的な株式の売却を行う可能性があります。また、継続的な売却は株式相場低迷の原因となる可能性があり、当社グループが保有する株式の減損処理額及び評価損を増加させる可能性があります。加えて、当社グループが保有している株式の多くは、従来の取引慣行の中で、取引先との良好な関係を築くために相互の株式を持ち合ってきたものであるため、こうした持合株式の売却は、取引先との関係の悪化や取引の減少を招く可能性があるほか、当該取引先が保有する当社株式の売却により、当社の株価に影響を及ぼす可能性があります。

3　トレーディング業務、保有債券等に係るリスク

当社グループは、デリバティブ取引を含む多種多様な金融商品を取扱うトレーディング業務や債券・ファンド等への投資を行っているため、当社グループの経営成績及び財政状態は、金利、為替、株価、債券価格、商品価格等の変動リスクに常に晒されております。例えば、金利が上昇したり債券の格付が引き下げられたりした場合、当社グループが保有する国債等の債券ポートフォリオの価値に影響を及ぼし、売却損や評価損等が発生する可能性があります。

また、市場の低迷等により流動性が低下した場合、収益の減少をもたらしたり、ポジションを機敏に解消することができずに損失が発生したりする等、当社グループの経営成績及び財政状況に影響を及ぼす可能性があります。

4　為替リスク

当社グループが保有する外貨建資産及び負債は、為替レートが変動した場合において、これら外貨建資産及び負債に係る為替リスクが相殺されないとき又は適切にヘッジされていないときは、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

5　退職給付債務

当社グループの年金資産の運用利回りが期待運用収益率を下回った場合や退職給付債務を計算する前提となる割引率等の基礎率を変更した場合等には、数理計算上の差異が発生します。加えて、年金制度を変更した場合には過去勤務債務が発生します。これらの未認識債務は将来の一定期間にわたって損益として認識していくため、将来の退職給付費用が増加する可能性があり、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

6　自己資本比率

当社グループは海外営業拠点を有しておりますので、連結自己資本比率を「銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件」(平成10年大蔵省告示第62号)に定められる第一基準以上に維持する必要があります。また、当社の連結子会社である株式会社三井住友銀行も海外営業拠点を有しておりますので、連結自己資本比率及び単体自己資本比率を「銀行法第14条の２の規定に基づき自己資本比率の基準を定める件」(平成５年大蔵省告示第55号)に定められる国際統一基準以上に維持する必要があります(現状、これらの基準において必要とされる自己資本比率は８％以上であります)。

一方、当社の連結子会社のうち海外営業拠点を有していない株式会社みなと銀行、株式会社関西アーバン銀行及び株式会社ジャパンネット銀行(以下、この３行に株式会社三井住友銀行を加えた４行を総称して「当社の銀行子会社」という)については、連結自己資本比率及び単体自己資本比率を「銀行法第14条の２の規定に基づき自己資本比率の基準を定める件」(平成５年大蔵省告示第55号)に定められる国内基準以上に維持する必要があります(現状、この国内基準において必要とされる自己資本比率は４％以上であります)。

当社グループ又は当社の銀行子会社の自己資本比率がこれらの基準を下回った場合、金融庁長官から自己資本比率に応じて、自己資本の充実に向けた様々な実行命令を受けるほか、業務の縮小や新規取扱いの禁止等を含む様々な命令を受けることになります。また、海外銀行子会社についても、現地において自己資本比率規制が適用されており、同様に現地当局から様々な規制及び命令を受けることになります。その場合、業務が制限されることにより、取引先に対して十分なサービスを提供することが困難となり、その結果、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

当社グループ及び当社の銀行子会社の自己資本比率は、当社グループ及び当社の銀行子会社の経営成績の悪化や、本項「事業等のリスク」に記載する様々な要因が単独又は複合的に影響することによって低下する可能性があります。さらに、例えば次のような要因により自己資本比率が低下する可能性があります。

(1) 繰延税金資産の自己資本比率規制上の自己資本算入額に関する上限

わが国の自己資本比率規制において、繰延税金資産については、従来は貸借対照表計上額が全額自己資本の額に算入されておりましたが、平成17年12月に公布された自己資本比率規制の告示の改正により、主要な銀行及び銀行持株会社については、自己資本比率規制における自己資本のうち、基本的項目(Tier I)に占める繰延税金資産の割合(上限)を、平成18年３月31日から平成19年３月30日までの間は40%、平成19年３月31日から平成20年３月30日までの間は30%、その後は20%と段階的に引き下げることとされました。かかる新規制の導入により、将来当社グループ及び株式会社三井住友銀行の自己資本比率規制上の自己資本の額が減少し、自己資本比率が低下する可能性があります。

(2) 繰延税金資産の貸借対照表計上額

現時点におけるわが国の会計基準に基づき、一定の条件の下で、将来における税金負担額の軽減効果として繰延税金資産を貸借対照表に計上することが認められております。貸借対照表に計上された繰延税金資産について、将来の課税所得見積額及び無税化スケジュール等の変更により、繰延税金資産の一部又は全部の回収が困難であると判断した場合は、当社グループの貸借対照表に計上する繰延税金資産の額を減額する可能性があります。その結果、当社グループの経営成績及び財政状態に影響を及ぼし、自己資本比率が低下する可能性があります。

(3) 劣後債務

自己資本比率の算定においては、基本的項目の額を基礎とする一定の範囲内で、劣後債務を補完的項目として自己資本に算入することが認められております。当社グループの基本的項目の額が財政状態の悪化等何らかの要因により減少した場合、もしくは、自己資本算入期限の到来した劣後債務の借換えが困難となった場合には、当社グループの補完的項目として自己資本の額に算入される劣後債務の額が減少し、自己資本比率が低下する可能性があります。

(4) 新たな自己資本比率規制の導入

自己資本比率規制の告示の改正に伴い、平成18年度末(平成19年３月31日)より新たな自己資本比率規制(以下、バーゼルⅡという)が導入されることとなりました。バーゼルⅡでは、債務者の信用状況等に応じてより精緻なリスク・ウェイトが適用されること、新たにオペレーショナルリスクに係るリスク・アセットを計上すること、銀行自身による適切なリスク管理や自己資本充実度を評価するプロセスに対し監督上の検証がなされること、開示の充実を通じて市場規律の実効性を高めること等、現行規制から大幅な変更がなされます。このバーゼルⅡの導入により、当社グループ及び当社の銀行子会社の自己資本比率が変動する可能性があります。

7 当社グループに対する信用リスクの評価

(1) 外部格付の低下

当社は格付を取得しておりませんが、当社グループ各社の格付が低下した場合、当社グループの資本及び資金調達における条件が悪化する、もしくは取引が制約される可能性があり、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) ジャパンプレミアム

過去に、本邦金融機関の破綻や資産内容の悪化等により、わが国の金融システム不安が高まった際に、外国金融機関は、邦銀に対する外貨資金供与等について、その金利にリスクプレミアムを上乗せしたり、与信額に制限を設けたりしました。このような事態が再燃した場合は、同様の措置がとられ、当社グループの資本及び資金調達費用が増加したり、外貨資金調達等に困難が生じたりするなど、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

8 決済リスク

当社グループは、内外の多くの金融機関と多様な取引を行っております。金融システム不安が発生した場合又は大規模なシステム障害が発生した場合に、金融市場における流動性が低下する等、決済が困難になるリスクがあります。また、一般のお客さまを対象とした決済業務において決済相手方の財政状況の悪化により決済が困難になるリスクがあります。これらの場合に、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

9 オペレーショナルリスク

当社グループが多様な業務を遂行していく際にはオペレーショナルリスクが存在し、内部及び外部の不正行為、労務管理面及び職場環境面での問題発生、お客さまへの商品勧誘や販売行為などにおける不適切な行為、自然災害等による被災やシステム障害等に伴う事業中断、並びに不適切な事務処理等、内部プロセス・人・システムが適切に機能しないことや外部で発生した事象により、損失が発生する可能性があります。これらの場合に、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(1) 事務リスク

当社グループのすべての業務に事務リスクが存在し、役職員等が事務に関する社内規程・手続等に定められたとおりの事務処理を怠る、あるいは事故、不正等をおこす可能性があります。この場合に、当社グループの経営成績及び財務状態に影響を及ぼす可能性があります。

(2) システム障害

当社グループが業務上使用している情報システムにおいては、安定的な稼働を維持するためのメンテナンス、バックアップシステムの確保、障害発生防止策を講じ、また、不測の事態に備えたコンティンジェンシープランを策定し、システムダウンや誤作動等の障害が万一発生した場合であっても安全かつ速やかに業務を継続できるよう体制の整備に万全を期しております。しかしながら、これらの施策にもかかわらず、品質不良、人為的ミス、外部からの不正アクセス、コンピューターウィルス、災害や停電等の要因によって障害が発生した場合、障害規模によっては当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

10　お客さまに関する情報の漏洩

当社グループは、膨大なお客さまに関する情報を保有しており、情報管理に関する規程及び体制の整備や役職員等に対する教育の徹底等により、お客さまに関する情報の管理には万全を期しております。しかしながら、悪意のある第三者によるコンピュータへの侵入や役職員等及び委託先の人為的ミス、事故等によりお客さまに関する情報が外部に漏洩した場合、お客さまからの損害賠償請求やお客さま及びマーケット等からの信頼失墜等により、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

11　当社グループのビジネス戦略

当社グループは、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務等の各種金融サービスを行うグループ会社群によって構成されており、これらのグループ会社間のシナジー効果を発揮し付加価値の高い金融サービスを幅広く提供するために、様々なビジネス戦略を実施し、グループ全体の収益力の極大化を目指しております。しかし、例えば次のようなものをはじめとする様々な要因が生じた場合には、上記の戦略が奏功しないか又は当初想定した成果をもたらさない可能性があります。

(1) 資金需要の減衰により、優良なお客さまへの貸出金が増えない又はリスクに見合った貸出利鞘の適正化が進まない場合
(2) 預金の利鞘収益が縮小する場合
(3) 手数料収入が期待どおりに増加しない場合
(4) 既存業務の継続的な合理化による経費削減が進まない場合
(5) グループ会社間のシナジー効果が期待どおりに発揮されない場合

12　他の金融機関との競争

当社グループは内外の銀行、証券会社、政府系金融機関、ノンバンク等との間で熾烈な競争関係にあります。今後、競争が現在以上に激化する場合には、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

13　合弁事業、提携、買収及び経営統合

当社グループは従来、大和証券グループとの提携、ゴールドマン・サックスグループとの信用供与スキーム、企業再生合弁会社の設立、プロミス株式会社とのコンシューマー・ファイナンス事業における提携、株式会社エヌ・ティ・ティ・ドコモとのクレジットカード事業における提携、他金融機関等との運用合弁会社の設立等、様々な戦略的提携を行ってきており、今後も同様の戦略的提携等を行っていく可能性があります。また、こうした提携や新規事業等は経済環境の変化、競争の激化等により十分な収益を確保できない可能性があります。なお、プロミス株式会社との提携につきましては、貸金業の規制等に関する法律等の改正等が行われた場合、提携事業のスキームに影響を及ぼす可能性があります。

14　業務範囲の拡大

(1)　国内の業務範囲の拡大

最近の規制緩和に伴い、当社グループは新たな収益機会を得るために業務範囲を拡大することがあります。当社グループが業務範囲を拡大することに伴い、新たなリスクに晒されます。当社グループは、拡大された業務範囲に関するリスクについては全く経験がないか又は限定的な経験しか有していないことがあります。当社グループが精通していない業務分野に進出した場合又は競争の激しい分野に進出した場合等において、当社グループの業務範囲の拡大が奏功しないか又は当初想定した成果をもたらさない可能性があります。

(2)　海外の業務範囲の拡大

経済のグローバル化が進展する中で、当社グループは海外業務を拡大する可能性があります。当社グループはその場合、金利・為替リスク、現地の税制・規制の変更リスク、社会・政治・経済情勢が変化するリスク等に直面することから、結果として、想定した収益をあげることができない可能性があります。

15　子会社、関連会社等に関するリスク

当社グループは、グループ内企業が相互に共同して営業活動を行っております。これらの会社の中には、当社グループの中核的業務である銀行業と比較して業績変動の大きい会社やリスクの種類や程度の異なる業務を行う会社もあります。当社グループがこれら子会社等への投資から便益を受けることができるかどうかは不確定であり、それらの会社の業績が悪化した場合に当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

16　政府機関による当社優先株式の保有

本報告書提出日(平成18年６月30日)現在において、政府機関である株式会社整理回収機構は、当社の第二種優先株式及び第三種優先株式の全株式を保有しており、その全てについて、普通株式の交付と引換えに当該優先株式の取得を請求することが可能であります。

第二種優先株式及び第三種優先株式の取得請求に伴い普通株式が交付された場合、その普通株式数によっては、株式会社整理回収機構を通じた政府による当社グループの経営への関与が生じる可能性があります(なお、第二種優先株式及び第三種優先株式の内容につきましては、第一部［企業情報］第４［提出会社の状況］をご覧ください)。

また、第二種優先株式及び第三種優先株式の取得請求に伴い普通株式が交付された場合、当社の発行済普通株式数が増加すること等により既発行普通株式の希薄化が生じ、その結果として当社の株価が下落する可能性があります。

17　ゴールドマン・サックスグループによる当社優先株式の保有

本報告書提出日(平成18年６月30日)現在において、ゴールドマン・サックスグループは、当社の第１回から第12回迄の第四種優先株式(以下「第１回－第12回第四種優先株式」という)の全株式を保有しており、第１回－第12回第四種優先株式については、普通株式の交付と引換えに当該優先株式の取得を請求することが可能であります(ただし、第１回－第12回第四種優先株式の取得請求に伴い交付される普通株式の譲渡その他の処分については、当社とゴールドマン・サックスグループが平成15年１月15日に締結した優先株式引受契約書に基づき、平成19年２月６日までは一定の場合を除き総交付株式数の３分の２を超えてはかかる処分を行わない旨の制限が設けられております。なお、かかる制限及び第１回－第12回第四種優先株式のその他の内容につきましては、第一部［企業情報］第４［提出会社の状況］をご覧ください)。

第１回－第12回第四種優先株式の取得請求に伴い普通株式が交付された場合、その普通株式数によっては、ゴールドマン・サックスグループによる当社グループの経営への関与が生じる可能性があります。また、第１回－第12回第四種優先株式の取得請求に伴い普通株式が交付された場合、当社の発行済普通株式数が増加すること等により既発行普通株式の希薄化が生じ、その結果として当社の株価が下落する可能性があります。

18　資本調達

資本充実等の観点から、新たな普通株式の発行等(普通株式の交付を受けることができる権利や、普通株式の交付と引換えに取得を請求できる権利等が付された証券の発行又は契約の締結等を含む)を伴う資本調達を行う可能性があります。この場合、当社の発行済普通株式数(潜在株式数を含む)が増加すること等により既発行普通株式の希薄化が生じ、その結果として当社の株価が下落する可能性があります。

19　自己株式の取得

当社グループは、自己株式の取得を行うことがあり、その結果、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

20　分配可能額

持株会社である当社は、その収入の大部分を傘下の銀行子会社等から受領する配当金に依存しております。一定の状況又は条件の下では、会社法その他諸法令上の規制又は契約上の制限により、当該銀行子会社等が当社に対して支払う配当金が制限される可能性があります。また、銀行子会社等の財政状態の悪化により実質価額が著しく低下した場合には、銀行子会社等の株式に係る減損処理の実施による当社の経営成績及び財政状態の悪化や会社法その他諸法令上の規制等により、当社株主への配当支払が困難となる可能性があります。当社優先株主への配当が無配又は減配となった場合には、優先株主である政府機関等による当社グループの経営への関与が生じる可能性があります。

なお、当社は財務の柔軟性を確保することを目的として、株主総会決議に基づき、法定準備金のその他資本剰余金への振替を実施する可能性があります。

21　有能な人材の確保

当社グループは幅広い分野で高い専門性を必要とする業務を行っておりますので、各分野において有能で熟練した人材が必要とされます。当社グループは、他の銀行及び証券会社等と競合関係にあるため、有能な人材を継続的に採用し定着を図ることが出来なかった場合には、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

22　業績予想及び配当予想の修正

当社が上場する証券取引所の規則に基づいて公表する業績予想及び配当予想は、公表時点における様々な不確定要素をもとに算出しております。したがって、外部経済環境が変化した場合や予想の前提となった条件等に変化があった場合は、同規則に基づいて、業績予想及び配当予想を修正する可能性があります。

23　重要な訴訟等

当社グループは、国内外において、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務等の各種金融サービスを行うグループ会社群によって構成されており、付加価値の高い金融サービスを幅広く提供しています。こうした業務遂行の過程で、損害賠償請求訴訟等を提起されたり、損害に対する補償をしたりする可能性があり、その帰趨によっては、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

24　金融業界及び当社グループに対する否定的な報道

金融業界又は個別行を対象として、様々な問題に関する否定的な内容の報道がなされることがあります。これらの中には憶測に基づいたものや、必ずしも正確な事実に基づいていないと思われるものも含まれておりますが、報道された内容が正確であるか否かにかかわらず、又は当社グループが報道された内容に該当するか否かにかかわらず、これらの報道がお客さまや市場関係者等の理解・認識に影響を及ぼすことにより、当社グループのイメージや当社の株価が悪影響を受ける可能性があります。

25　各種の規則及び法制度等

(1) コンプライアンス体制等

当社グループは現時点における会社法、銀行法、証券取引法及び証券取引所が定める関係規則等の各種の規制及び法制度等に基づいて業務を行っております。当社グループは、法令その他諸規則等を遵守すべく、コンプライアンス体制及び内部管理体制の強化を経営上の最重要課題のひとつとして位置づけ、グループ各社の役職員等に対して適切な指示、指導及びモニタリングを行う体制を整備するとともに、不正行為の防止・発見のために予防策を講じております。しかし、役職員等が法令その他諸規則等を遵守できなかった場合、法的な検討が不十分であった場合又は予防策が効果を発揮せず役職員等による不正行為が行われた場合には、不測の損失が発生したり、行政処分や罰則を受けたり、業務に制限を付されたりするおそれがあり、また、お客さまからの損害賠償請求やお客さま及びマーケット等からの信頼失墜等により、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

なお、当社の子会社である株式会社三井住友銀行は、平成17年12月に公正取引委員会より、法人のお客さま向けの金利スワップの販売方法について、独占禁止法に定める不公正な取引方法の一類型である優越的地位の濫用に該当する行為が複数認められたとして、かかる行為を取り止めること、今後かかる行為を行うことのないよう内部規定を整備すること等を内容とする排除措置命令の勧告審決を受けております。同行は、この審決に従い、平成18年２月27日開催の取締役会において、かかる行為を取りやめることを決議し、また今後、かかる行為を行わないこととしております。さらに同行は、平成18年４月27日に金融庁より、同行の法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分(業務停止命令並びに業務改善命令)を受けております。これを真摯に受け止め、同行は平成18年６月２日に金融庁に対し提出した業務改善計画に従い、再発防止策の実施や定着化に努めておりますが、お客さま及びマーケット等からの本件に関する信頼失墜や、上記勧告審決及び行政処分に起因する収益の減少、かかる処分に対処するための諸施策の実施等に伴う費用及び人的資源の投入等により、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 経営の健全化のための計画

当社は、「金融機能の早期健全化のための緊急措置に関する法律」に基づいて優先株式を発行し、「経営の健全化のための計画」を政府に提出するとともに、定期的な見直しを義務づけられております。当社は、経営健全化計画に係る平成17年３月期の収益目標と実績とが大幅に乖離していることなどから、経営健全化計画の履行を確保するための措置を講ずる必要があると認められることを理由として、平成17年７月22日に、金融庁より金融機能の早期健全化のための緊急措置に関する法律及び銀行法に基づき、業務改善計画の提出及びその着実な実施並びに同計画の履行が確保されていると認められるまでの間、平成17年９月期を初回として四半期毎の実施状況を２ヶ月以内に報告することを内容とする行政処分(業務改善命令)を受けております。当社としては、かかる処分を受けたことを真摯に受け止め、引き続き経営努力を重ね、収益力の強化を通じ公的資金の早期返済に向け全力で取り組んで参る所存ですが、今後「業務改善計画」及び「経営の健全化のための計画」を達成できない場合には、さらなる行政処分を受け、あるいは、監督上の措置等を通じて当社グループの業務運営に影響を及ぼす可能性があります。

(3) 各種の規制及び法制度等の変更

当社グループが国内外において業務を行うにあたって適用されている法律、規則、政策、実務慣行、会計制度及び税制等が変更された場合には、当社グループの業務運営に影響を与え、経営成績及び財政状態に影響を及ぼす可能性があります。

5 【経営上の重要な契約等】

1　当社、三井住友カード株式会社及び株式会社三井住友銀行は、平成17年４月27日に株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意いたしました。この合意に基づき、同年６月15日付で業務提携契約を締結するとともに、同年７月11日付で、当社が保有する三井住友カード株式会社の株式の一部を譲渡し、三井住友カード株式会社が第三者割当増資を実施することにより、株式会社エヌ・ティ・ティ・ドコモは、三井住友カード株式会社の発行済株式総数の34％に相当する普通株式を980億円で取得いたしました。

2　当社は、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年４月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年９月１日を株式交換の日とする株式交換契約を締結いたしました。

(1) 株式交換比率

	株式会社三井住友フィナンシャルグループ (完全親会社)	SMBCフレンド証券株式会社 (完全子会社)
株式交換比率	1	0.0008

(2) 株式交換により当社が発行する新株式数

普通株式249,015株

(3) 株式交換交付金

株式交換交付金の支払はありません。

6 【研究開発活動】

当連結会計年度の研究開発活動につきましては、当社では行っておりませんが、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は133百万円であります。

7 【財政状態及び経営成績の分析】

当連結会計年度の財政状態及び経営成績の分析は、以下のとおりであります。

なお、本項に記載した将来に関する事項は、有価証券報告書提出日現在において判断したものであり、リスクと不確実性を内包しているため、今後様々な要因によって変化する可能性がありますので、ご留意ください。

当連結会計年度は、当社グループが競争優位性を有する戦略ビジネスの強化を進めることにより、確固たる収益水準を確保いたしました。また、持続的成長を支える財務基盤の強化、資本基盤の拡充の面でも成果を挙げました。

具体的には、まず、個人向けコンサルティング、中堅・中小企業向け無担保貸出、投資銀行ビジネス、アライアンス戦略といった戦略ビジネスを強化してまいりました。特に投資信託や個人年金保険販売、証券仲介業務といった顧客運用関連ビジネスが好調に推移したこと等により役務取引等収支(利益)が増加しました。更に、前連結会計年度にバランスシートのクリーンアップの総仕上げとして将来リスクへの対応力強化の観点から不良債権に係る財務上の一段の手当てを行ったこと等により、与信関係費用が大幅に減少した結果、当期純損益は前連結会計年度比9,210億円増益の6,868億円の利益となりました。

また、当連結会計年度末における株式会社三井住友銀行の不良債権残高(金融再生法開示債権残高)は9,601億円、不良債権比率は1.7%となり、前連結会計年度対比ほぼ半減いたしました。

当連結会計年度末の連結自己資本比率(第一基準)は、当期純利益の計上に加え、普通株式の増資及び売出しによる5,886億円の資本増強により、前連結会計年度末比2.45%上昇して12.39%となりました。なお、繰延税金資産(繰延税金負債ネット後)がTier I (基本的項目)に占める比率は21.6%と前連結会計年度対比26.0%減少しており、資本については質、量両面で強化されました。

なお、当連結会計年度における主な項目の分析は、以下のとおりであります。

（金額単位　億円）

	前連結会計年度	当連結会計年度	前連結会計年度比
連結粗利益	20,249	20,901	651
資金運用収支	11,713	11,616	△97
信託報酬	26	86	60
役務取引等収支	5,161	6,195	1,034
特定取引収支	1,443	328	△1,115
その他業務収支	1,905	2,675	769
営業経費	8,527	8,537	10
不良債権処理額　①	11,967	3,335	△8,632
貸出金償却	7,593	693	△6,900
個別貸倒引当金繰入額	4,939	450	△4,489
一般貸倒引当金繰入額	△2,012	1,200	3,212
その他	1,446	990	△455
株式等損益	△1,019	471	1,490
持分法による投資損益	271	318	47
その他	690	△182	△872
経常利益（△は経常損失）	△302	9,635	9,938
特別損益	△782	798	1,580
うち減損損失	―	123	123
うち償却債権取立益　②	10	315	305
税金等調整前当期純利益 （△は税金等調整前当期純損失）	△1,085	10,433	11,518
法人税、住民税及び事業税	306	698	391
還付法人税等	88	―	△88
法人税等調整額	529	2,269	1,739
少数株主利益	509	598	88
当期純利益（△は当期純損失）	△2,342	6,868	9,210

（注）　連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）
＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

与信関係費用 （＝①－②）	11,967	3,019	△8,948

（注）　当連結会計年度より償却債権取立益を与信関係費用に含めております。

1　経営成績の分析

(1) 主な収支

資金運用収支は、有価証券利息配当金が増加した一方で、貸出競争の激化等による預貸金利益の減少及び米ドル金利の上昇に伴う外貨バンキング収益の減少等を主因として、前連結会計年度比97億円減少して１兆1,616億円となりました。

信託報酬は、金銭信託及び金銭債権信託の取扱高増加等により、前連結会計年度比60億円増加して86億円となりました。

役務取引等収支は、投資信託・個人年金保険販売及び証券仲介業務等の顧客の運用関連手数料等が増加したことにより、前連結会計年度比1,034億円増加して6,195億円となりました。

特定取引収支は、前連結会計年度比1,115億円減少して328億円となりました。一方、その他業務収支は、前連結会計年度比769億円増加して2,675億円となりました。これは、外貨建特定取引(通貨スワップ等)とそのリスクヘッジのために行う外国為替取引等の損益が、財務会計上は「特定取引収支」と「その他業務収支」中の外国為替売買損益に区分して経理されることが主な要因であり、ヘッジの効果を踏まえた経済実態は、「特定取引収支」「その他業務収支」単独ではなく、両者の合算により判断する必要があります。

特定取引収支、その他業務収支の合計では、デリバティブ関連収益の減少を主因に前連結会計年度比346億円減少して3,003億円となります。

以上の結果、連結粗利益は、前連結会計年度比651億円増加して２兆901億円となりました。

営業経費は、既存業務については引き続き人員や事務システム関連経費等の合理化等による削減を進める一方、重点分野に対する積極的投資により物件費が増加したことから、前連結会計年度比ほぼ横這いの8,537億円となりました。

なお、連結業務純益は、前連結会計年度比2,110億円増加して１兆2,254億円となりました。

(金額単位　億円)

		前連結会計年度	当連結会計年度	前連結会計年度比
資金運用収支	①	11,713	11,616	△97
資金運用収益		15,217	16,626	1,408
資金調達費用		3,503	5,009	1,506
信託報酬	②	26	86	60
役務取引等収支	③	5,161	6,195	1,034
役務取引等収益		5,960	7,039	1,078
役務取引等費用		799	843	43
特定取引収支	④	1,443	328	△1,115
特定取引収益		1,445	328	△1,117
特定取引費用		1	―	△1
その他業務収支	⑤	1,905	2,675	769
その他業務収益		10,582	11,441	858
その他業務費用		8,677	8,766	88
連結粗利益 (＝①＋②＋③＋④＋⑤)		20,249	20,901	651

営業経費	8,527	8,537	10

連結業務純益	10,144	12,254	2,110

(注)　連結業務純益＝三井住友銀行業務純益(一般貸倒引当金繰入前)＋他の連結会社の経常利益(臨時要因調整後)＋持分法適用会社経常利益×持分割合－内部取引(配当等)

(2) 与信関係費用

与信関係費用は、当社銀行子会社である株式会社三井住友銀行において、前連結会計年度に不良債権処理問題の完全決着を図るべく、引当の一段の強化等のバランスシートのクリーンアップを行ったこと等により、前連結会計年度比8,948億円減少して3,019億円となりました。

(金額単位　億円)

		前連結会計年度	当連結会計年度	前連結会計年度比
貸倒引当金繰入額	①	2,889	1,635	△1,253
一般貸倒引当金繰入額		△2,012	1,200	3,212
個別貸倒引当金繰入額		4,939	450	△4,489
特定海外債権引当勘定繰入額		△38	△15	22
貸出金償却	②	7,593	693	△6,900
貸出債権売却損等	③	1,484	1,006	△478
償却債権取立益	④	10	315	305
与信関係費用 (=①+②+③−④)		11,967	3,019	△8,948

(注) 当連結会計年度より償却債権取立益を与信関係費用に含めております。

(3) 株式等損益

株式等損益は、前連結会計年度比1,490億円増加して471億円の利益となりました。

これは、株式等償却が減少したことが主な要因であります。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
株式等損益	△1,019	471	1,490
株式等売却益	1,292	934	△358
株式等売却損	69	139	70
株式等償却	2,242	323	△1,919

2 財政状態の分析

(1) 貸出金

貸出金は、株式会社三井住友銀行において、住宅ローンや中堅・中小企業向け無担保貸出を中心に積極的に投入したことに加え、海外での貸出金の増加等により、前連結会計年度末比２兆4,673億円増加して57兆2,672億円となりました。

なお、住宅ローンについては、前連結会計年度末比6,405億円増加して15兆1,313億円となりました。

（金額単位　億円）

	前連結会計年度	当連結会計年度	前連結会計年度比
貸出金残高(末残)	547,998	572,672	24,673
うちリスク管理債権	22,274	12,432	△9,842
うち住宅ローン(注)	144,908	151,313	6,405

(注) 当社国内銀行子会社の単体計数を単純合算して表示しております。

当社グループのリスク管理債権は、前連結会計年度末比9,842億円減少して１兆2,432億円となりました。

債権区分別では、破綻先債権額が90億円、延滞債権額が6,846億円、３カ月以上延滞債権額が48億円及び貸出条件緩和債権額が2,858億円とそれぞれ減少しております。その結果、貸出金残高比率は、前連結会計年度末比1.9%減少して2.2%となりました。

① リスク管理債権の状況

（金額単位　億円）

		前連結会計年度	当連結会計年度	前連結会計年度比
破綻先債権	①	683	593	△90
延滞債権	②	13,990	7,144	△6,846
3カ月以上延滞債権	③	294	246	△48
貸出条件緩和債権	④	7,307	4,449	△2,858
合計		22,274	12,432	△9,842

直接減額実施額		17,238	7,541	△9,697

貸出金残高(末残)	⑤	547,998	572,672	24,673

貸出金残高比率

（単位　%）

		前連結会計年度	当連結会計年度	前連結会計年度比
破綻先債権	(=①／⑤)	0.1	0.1	0.0
延滞債権	(=②／⑤)	2.6	1.2	△1.4
3カ月以上延滞債権	(=③／⑤)	0.1	0.0	△0.1
貸出条件緩和債権	(=④／⑤)	1.3	0.8	△0.5
合計		4.1	2.2	△1.9

② リスク管理債権の地域別構成と業種別構成

リスク管理債権の地域別構成(株式会社三井住友銀行単体)

(金額単位 億円)

	前事業年度	当事業年度	前事業年度比
国内	17,036	8,668	△8,368
海外	323	474	151
アジア	97	344	247
インドネシア	33	22	△11
香港	3	137	134
インド	11	—	△11
中国	2	18	16
その他	48	167	119
北米	215	126	△89
中南米	5	—	△5
西欧	6	4	△2
東欧	—	—	—
合計	17,359	9,142	△8,217

(注) 1 「国内」は国内店(特別国際金融取引勘定を除く)の合計です。
「海外」は海外店(特別国際金融取引勘定を含む)の合計です。
2 債務者所在国を基準に集計しています。

リスク管理債権の業種別構成(株式会社三井住友銀行単体)

(金額単位 億円)

	前事業年度	当事業年度	前事業年度比
国内	17,036	8,668	△8,368
製造業	813	646	△167
農業、林業、漁業及び鉱業	7	32	25
建設業	3,422	399	△3,023
運輸、情報通信、公益事業	334	794	460
卸売・小売業	1,033	911	△122
金融・保険業	945	135	△810
不動産業	3,965	2,572	△1,393
各種サービス業	4,502	2,546	△1,956
地方公共団体	—	—	—
その他	2,015	633	△1,382
海外	323	474	151
政府等	1	—	△1
金融機関	3	—	△3
商工業	319	474	155
その他	—	—	—
合計	17,359	9,142	△8,217

(注) 「国内」は国内店(特別国際金融取引勘定を除く)の合計です。
「海外」は海外店(特別国際金融取引勘定を含む)の合計です。

また、当社銀行子会社である株式会社三井住友銀行単体の金融再生法開示債権と保全状況は以下のとおりであります。

金融再生法開示債権は、前事業年度末比8,645億円減少して9,601億円となりました。その結果、不良債権比率は、前事業年度末比1.6%減少して1.7%となりました。また、債権区分別では、破産更生債権及びこれらに準ずる債権が2,838億円減少して1,645億円、危険債権が4,510億円減少して4,734億円、要管理債権が1,297億円減少して3,222億円となりました。

これは、債権売却等のオフバランス化を引き続き進めてきたことや企業の再生努力に積極的に関与したことに加え、予てより強化してきた劣化防止への取組みが効果をあげてきたこと等によるものであります。開示債権の保全状況は、金融再生法開示債権9,601億円に対して、貸倒引当金による保全が3,561億円、担保保証等による保全が5,173億円となり、保全率は91.0%となっております。

金融再生法開示債権(株式会社三井住友銀行単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
破産更生債権及びこれらに準ずる債権	4,483	1,645	△2,838
危険債権	9,244	4,734	△4,510
要管理債権	4,519	3,222	△1,297
合計 ①	18,246	9,601	△8,645
正常債権	534,526	559,849	25,323
総計 ②	552,772	569,450	16,678
不良債権比率 (=①／②)	3.3%	1.7%	△1.6%
直接減額実施額	15,318	6,036	△9,282

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
保全額 ③	16,520	8,734	△7,786
貸倒引当金 ④	6,922	3,561	△3,361
担保保証等 ⑤	9,598	5,173	△4,425

(注)　貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

保全率 (=③／①)	90.5%	91.0%	0.5%
貸倒引当金総額を分子に算入した場合の保全率	106.8%	138.9%	32.1%

担保保証等控除後の開示債権に対する引当率 (=④／(①−⑤))	80.0%	80.4%	0.4%
貸倒引当金総額を分子に算入した場合の引当率	114.4%	184.4%	70.0%

(2) 有価証券

有価証券は、金利動向を踏まえたオペレーションにより国債が前連結会計年度末比２兆704億円減少した一方で、株価の上昇により株式が前連結会計年度末比9,843億円、外国債券を主としたその他の証券が１兆5,226億円増加したこと等により、前連結会計年度末比１兆2,721億円増加して25兆5,058億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
有価証券	242,337	255,058	12,721
国債	136,365	115,660	△20,704
地方債	4,868	6,077	1,208
社債	32,434	39,581	7,147
株式	35,162	45,006	9,843
うち時価のあるもの	28,534	38,311	9,776
その他の証券	33,505	48,731	15,226

(注)　「その他の証券」には、外国債券及び外国株式を含んでおります。

[ご参考]有価証券等の評価損益(株式会社三井住友銀行単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
満期保有目的の債券	△18	△307	△289
子会社・関連会社株式	603	2,675	2,072
その他有価証券	6,513	13,162	6,648
うち株式	6,673	16,324	9,650
うち債券	77	△2,822	△2,899
その他の金銭の信託	2	2	0
合計	7,100	15,532	8,431

(3) 繰延税金資産

繰延税金資産は、税引前利益の計上による回収に加え、その他有価証券の含み益が増加した影響等により、前連結会計年度末比5,465億円減少して1兆516億円となりました。

繰延税金資産の計上は、財務の健全性確保の観点から前期に引き続き保守的に行っております。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
繰延税金資産	15,981	10,516	△5,465
繰延税金負債	452	494	42

なお、株式会社三井住友銀行単体の繰延税金資産は、前事業年度末比5,260億円減少して9,762億円となりました。計上額の内訳としては、不良債権処理関連、有価証券償却及び税務上の繰越欠損金に係るものが主であります。

〔株式会社三井住友銀行単体〕

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
繰延税金資産　①	23,791	20,773	△3,018
貸倒引当金	3,154	2,507	△647
貸出金償却	5,621	1,702	△3,919
有価証券有税償却	5,330	4,477	△853
退職給付引当金	769	744	△25
減価償却限度超過額	61	65	4
その他有価証券評価差額金	―	―	―
税務上の繰越欠損金	8,228	10,874	2,646
その他	628	404	△224
評価性引当額　②	5,533	5,046	△487
評価性引当額控除後繰延税金資産合計(=①－②)　③	18,258	15,727	△2,531
繰延税金負債　④	3,236	5,965	2,729
退職給付信託設定益	517	516	△1
その他有価証券評価差額金	2,645	5,362	2,717
その他	74	87	13
繰延税金資産の計上額(=③－④)	15,022	9,762	△5,260

(4) 預金

預金は、流動性預金が個人・法人ともに増加したこと等により、前連結会計年度末比2兆3,592億円増加して70兆8,341億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
預金	684,748	708,341	23,592
うち国内個人預金(注)	358,750	366,258	7,507
うち国内法人預金(注)	296,023	315,283	19,259

(注)　当社国内銀行子会社の単体計数を単純合算して表示しております。

(5) 資本の部

資本の部合計は、前連結会計年度末比１兆6,786億円増加して４兆4,543億円となりました。

資本金は、前連結会計年度末比682億円増加して１兆4,208億円となりました。また、資本剰余金は、前連結会計年度末比2,548億円増加して１兆2,292億円となりました。これは、公募及び第三者割当の方法による増資及び自己株式の売出しを行ったこと等によるものであります。

利益剰余金は、443億円の配当を行った一方で、当期純利益6,868億円の計上等により、前連結会計年度末比6,621億円増加して9,920億円となりました。

その他有価証券評価差額金は、株価の上昇等により、前連結会計年度末比4,092億円増加して8,199億円となりました。

自己株式は、自己株式の売出しを行ったこと等により、前連結会計年度末比2,654億円減少して43億円となりました。

（金額単位　億円）

	前連結会計年度	当連結会計年度	前連結会計年度比
資本の部合計	27,757	44,543	16,786
うち資本金	13,526	14,208	682
うち資本剰余金	9,743	12,292	2,548
うち利益剰余金	3,299	9,920	6,621
うちその他有価証券評価差額金	4,106	8,199	4,092
うち自己株式	△2,698	△43	2,654

なお、当社単体及び株式会社三井住友銀行単体の資本の部は以下のとおりであります。

〔当社単体〕

（金額単位　億円）

	前事業年度	当事業年度	前事業年度比
資本の部合計	33,196	39,354	6,158
うち資本金	13,526	14,208	682
うち資本剰余金	18,522	21,053	2,531
うちその他資本剰余金	4,995	6,844	1,848
うち利益剰余金	3,845	4,135	290
うちその他有価証券評価差額金	―	―	―
うち自己株式	△2,698	△43	2,654

〔株式会社三井住友銀行単体〕

（金額単位　億円）

	前事業年度	当事業年度	前事業年度比
資本の部合計	27,527	36,347	8,820
うち資本金	6,649	6,649	―
うち資本剰余金	13,675	13,675	―
うちその他資本剰余金	3,576	7,025	3,449
うち利益剰余金	2,913	7,940	5,027
うちその他有価証券評価差額金	3,865	7,834	3,969
うち自己株式	―	―	―

3　連結自己資本比率(第一基準)

自己資本額は、前連結会計年度末比２兆742億円増加して８兆943億円となりました。

これは、当期純利益の計上により利益剰余金が増加したことに加え、公募及び第三者割当の方法による新株式の発行及び当社株式の売出しによる資本増強により、資本金及び資本剰余金が増加し、自己株式が減少したことが主な要因であります。

リスク・アセット等は、住宅ローンや中堅・中小企業向け無担保貸出を積極的に投入したこと及び海外での貸出の増加等により、前連結会計年度末比４兆7,697億円増加して65兆3,223億円となりました。

以上の結果、連結自己資本比率は、前連結会計年度末比2.45％上昇して12.39％となりました。

(金額単位　億円)

		前連結会計年度	当連結会計年度	前連結会計年度比
連結自己資本比率(第一基準)		9.94％	12.39％	2.45％
基本的項目				
資本金		13,526	14,208	682
資本剰余金		9,743	12,292	2,548
利益剰余金		2,855	9,441	6,585
連結子会社の少数株主持分		10,129	11,042	912
その他有価証券の評価差損(△)		―	―	―
自己株式(△)		2,698	43	△2,654
為替換算調整勘定		△798	△414	384
営業権相当額(△)		1	0	△0
連結調整勘定相当額(△)		133	66	△67
計	①	32,622	46,459	13,836
補完的項目				
その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		3,170	6,278	3,107
土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		671	399	△271
一般貸倒引当金		6,335	7,426	1,090
負債性資本調達手段等		25,373	26,573	1,200
計		35,549	40,677	5,127
うち自己資本への算入額	②	32,622	40,677	8,054
控除項目	③	5,044	6,192	1,148
自己資本額 (＝①＋②－③)		60,200	80,943	20,742
リスク・アセット等		605,526	653,223	47,697

第３　【設備の状況】

１　【設備投資等の概要】

当連結会計年度中の設備投資等の概要は、次のとおりであります。

(1) 銀行業

株式会社三井住友銀行において、お客様の利便性の向上と業務の一層の効率化を図るため事務機械投資等を行いました。

また経営合理化の観点から、拠点の見直し等を行い店舗の新設・統合を行いました。

(2) リース業

重要なものはありません。

(3) その他事業

重要なものはありません。

2 【主要な設備の状況】

当連結会計年度末における主要な設備の状況は次のとおりであります。

(1) 銀行業

(平成18年３月31日現在)

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数(人)
				面積(㎡)	帳簿価額(百万円)				
(国内連結子会社) 株式会社 三井住友銀行	本店	東京都千代田区	店舗・事務所	―	―	5,190	2,199	7,390	1,084
	東京営業部	東京都千代田区	店舗・事務所	―	―	6,669	5,152	11,821	2,165
	大阪本店営業部	大阪市中央区	店舗・事務所	8,334	11,978	2,837	513	15,329	734
	神戸営業部	神戸市中央区	店舗・事務所	6,433	6,159	4,782	210	11,153	200
	大和センター	神奈川県大和市	事務センター	15,537	1,924	6,637	9,098	17,661	―
	鰻谷センター	大阪市中央区	事務センター	4,723	2,156	8,486	2,669	13,313	―
	札幌支店 ほか　５店	北海道・ 東北地区	店舗	632	1,071	313	161	1,545	92
	横浜支店 ほか 114店	関東地区 (除く東京都)	店舗	37,458 (1,136)	22,348	12,765	4,328	39,442	1,482
	人形町支店 ほか 189店	東京都	店舗	63,387 (5,655)	66,749	27,200	8,518	102,468	3,915
	名古屋支店 ほか　22店	中部地区	店舗	12,419	8,260	3,190	813	12,264	487
	京都支店 ほか　98店	近畿地区 (除く大阪府)	店舗	44,982 (1,797)	15,920	12,739	4,088	32,748	1,463
	大阪中央支店 ほか　146店	大阪府	店舗	75,589 (2,858)	33,549	16,902	5,023	55,476	2,061
	岡山支店 ほか　10店	中国・四国地区	店舗	4,441	1,948	940	243	3,132	162
	福岡支店 ほか　９店	九州地区	店舗	7,782	5,395	1,564	370	7,330	215
	ニューヨーク 支店 ほか　３店	米州地域	店舗・事務所	―	―	1,413	1,549	2,962	460
	デュッセルドル フ支店 ほか　１店	欧州地域	店舗・事務所	―	―	237	52	290	71
	香港支店 ほか　11店	アジア・オセア ニア地域	店舗・事務所	―	―	1,178	680	1,859	1,459
	社宅・寮	東京都他	社宅・寮	279,070 (1,799)	70,219	24,849	288	95,356	―
	その他の施設	東京都他	研修所その他	337,574 (4,509)	80,611	39,442	13,692	133,746	―
(国内連結子会社) 株式会社 みなと銀行	本店	神戸市中央区	店舗・事務所	1,025	1,930	994	158	3,083	466
(国内連結子会社) 株式会社 関西アーバン銀行	本店ほか　１店	大阪市中央区	店舗・事務所	1,331	4,695	3,020	3,602	11,318	567

(2) リース業

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数(人)
				面積(㎡)	帳簿価額(百万円)				
(国内連結子会社) 三井住友銀リース 株式会社	東京本社及び 大阪本社	東京都港区及び 大阪市中央区	店舗・事務所	―	―	284	320	605	714

(3) その他事業

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数(人)
				面積(㎡)	帳簿価額(百万円)				
(国内連結子会社) 三井住友カード株式会社	東京本社及び大阪本社	東京都港区及び大阪市中央区他	店舗・事務所	1,197	28,487	1,177	4,444	34,108	1,668
(国内連結子会社) 株式会社日本総合研究所	東京本社及び大阪本社	東京都千代田区及び大阪市西区	店舗・事務所	—	—	610	3,220	3,830	796

(注) 1 「土地」の「面積」欄の( )内は借地の面積(内書き)であり、その年間賃借料は建物も含め、48,290百万円であります。

2 動産は、事務機械46,651百万円、その他24,751百万円であります。

3 株式会社三井住友銀行の両替業務を主体とした池袋外貨両替コーナー、品川外貨両替コーナー、渋谷外貨両替コーナー、新宿外貨両替コーナー、新宿西口外貨両替コーナー、日比谷外貨両替コーナー、二子玉川外貨両替コーナー、町田外貨両替コーナー、横浜外貨両替コーナー、成田空港外貨両替コーナー、成田空港第二外貨両替コーナー、梅田外貨両替コーナー、難波外貨両替コーナー、関西国際空港外貨両替コーナー、関西国際空港第二外貨両替コーナー、三宮駅ビル外貨両替コーナー、四条外貨両替コーナー、店舗外現金自動設備23,209か所、海外駐在員事務所14か所、代理店1店は上記に含めて記載しております。

4 上記には、連結会社以外に貸与している土地、建物が含まれており、その主な内容は次のとおりであります。

大阪本店営業部			建物	2百万円
関東地区(除く東京都)	土地	1,965百万円 (5,483㎡)、	建物	382百万円
東京都	土地	9,747百万円 (5,953㎡)、	建物	632百万円
中部地区	土地	395百万円 (767㎡)		
近畿地区(除く大阪府)	土地	1,125百万円 (3,042㎡)、	建物	44百万円
大阪府	土地	4,303百万円 (12,421㎡)、	建物	487百万円
九州地区			建物	0百万円

5 上記の他、主な賃借及びリース設備は次のとおりであります。

会社名	店舗名その他	所在地	設備の内容	年間賃借及びリース料(百万円)
株式会社三井住友銀行	大和センター及び鰻谷センター	神奈川県大和市及び大阪市中央区	電算機等	2,101

3 【設備の新設、除却等の計画】

当連結会計年度末において計画中である重要な設備の新設・改修、除却・売却は次のとおりであります。

(1) 銀行業

新設

会社名	店舗名その他	所在地	区分	設備の内容	投資予定金額		資金調達方法	着手年月	完成予定年月
					総額(百万円)	既支払額(百万円)			
(国内連結子会社) 株式会社 三井住友銀行	—	—	—	事務機械	21,000	—	自己資金	—	—

(注) 1 上記設備計画の記載金額には、消費税および地方消費税を含んでおりません。

2 事務機械の主なものは平成19年3月までに設置予定であります。

(2) リース業

重要なものはありません。

(3) その他事業

重要なものはありません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	15,000,000
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	135,000
第五種優先株式	250,000
第六種優先株式	300,000
計	16,515,000

(注) 1 当事業年度末現在において、「当会社の発行する株式の総数は、16,766,933株とし、このうち15,000,000株は普通株式、67,000株は第一種優先株式、100,000株は第二種優先株式、800,000株は第三種優先株式、249,933株は第四種優先株式、250,000株は第五種優先株式、300,000株は第六種優先株式とする。ただし、株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。」旨定款(平成16年６月29日変更)に定めております。

なお、定款変更後当事業年度の末日までに第一種優先株式32,000株、第三種優先株式105,000株、第四種優先株式114,933株がそれぞれ普通株式に転換されております。

2 平成18年６月29日開催の定時株主総会において定款の一部を変更し、「当会社の発行可能株式総数は、16,515,000株とする。」、「当会社の発行可能種類株式総数は、普通株式が15,000,000株、第一種優先株式が35,000株、第二種優先株式が100,000株、第三種優先株式が695,000株、第四種優先株式が135,000株、第五種優先株式が250,000株、第六種優先株式が300,000株とする。」旨定めております。

② 【発行済株式】

種類	事業年度末現在発行数(株)(平成18年3月31日)	提出日現在発行数(株)(平成18年6月30日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	7,424,172.77	同左	東京証券取引所(市場第一部) 大阪証券取引所(市場第一部) 名古屋証券取引所(市場第一部)	完全議決権株式であり、権利内容に何ら限定のない当社における標準となる株式 (注)1
第一種優先株式	35,000	—	—	
第二種優先株式	100,000	67,000	—	(注)1, 2
第三種優先株式	695,000	同左	—	(注)1, 3
第1回第四種優先株式	4,175	同左	—	(注)1, 4
第2回第四種優先株式	4,175	同左	—	(注)1, 4
第3回第四種優先株式	4,175	同左	—	(注)1, 4
第4回第四種優先株式	4,175	同左	—	(注)1, 4
第5回第四種優先株式	4,175	同左	—	(注)1, 4
第6回第四種優先株式	4,175	同左	—	(注)1, 4
第7回第四種優先株式	4,175	同左	—	(注)1, 4
第8回第四種優先株式	4,175	同左	—	(注)1, 4
第9回第四種優先株式	4,175	同左	—	(注)1, 4
第10回第四種優先株式	4,175	同左	—	(注)1, 4
第11回第四種優先株式	4,175	同左	—	(注)1, 4
第12回第四種優先株式	4,175	同左	—	(注)1, 4
第1回第六種優先株式	70,001	同左	—	(注)5
計	8,374,273.77	8,306,273.77	—	—

(注) 1　提出日現在の発行数には、平成18年6月1日から有価証券報告書を提出する日までの優先株式に係る取得請求権の行使による株式数の増減及び新株予約権の行使により発行された株式数は含まれておりません。

2　第二種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当会社は、剰余金の配当を行うときは、第二種優先株式を有する株主(以下「第二種優先株主」という)または第二種優先株式の登録株式質権者(以下「第二種優先登録株式質権者」という)に対し、普通株式を有する株主（以下「普通株主」という）または普通株式の登録株式質権者（以下「普通登録株式質権者」という）に先立ち、第二種優先株式1株につき28,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第二種優先株主または第二種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第二種優先株主または第二種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当会社は、中間配当を行うときは、第二種優先株主または第二種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第二種優先株式1株につき14,250円を支払う。

(ハ)残余財産の分配

(a) 当会社は、残余財産を分配するときは、第二種優先株主または第二種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第二種優先株式1株につき3,000,000円を支払う。

(b) 第二種優先株主または第二種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(ニ)議決権

第二種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ホ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当会社は、法令に定める場合を除き、第二種優先株式について株式の併合または分割は行わない。

(b) 当会社は、第二種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当会社は、第二種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ヘ)取得請求

第二種優先株主は、普通株式の交付と引換えに第二種優先株式の取得を請求することができる。

①　取得請求期間

平成17年8月1日から平成21年2月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②　取得の条件

㋑取得請求権行使価額

取得請求権行使価額は942,500円とする。

㋺取得請求権行使価額の修正

取得請求権行使価額は、平成18年8月1日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。修正後取得請求権行使価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後取得請求権行使価額が942,500円(以下「下限取得請求権行使価額」という。ただし、下記㋩により調整される)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額は㋩に準じて調整される。

㋩取得請求権行使価額の調整

ⓐ第二種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、取得請求権行使価額は、下記の算式(以下「取得請求権行使価額調整式」という)により調整される。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、取得請求権行使価額調整式により算出される調整後取得請求権行使価額が100,000円を下回る場合には、100,000円を調整後取得請求権行使価額とする。

(ⅰ)取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

基準日を設けて株主に当該普通株式の割当てを受ける権利を付与するときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、調整後取得請求権行使価額の適用開始日とする。

(ⅱ)株式の分割または無償割当てにより普通株式を発行する場合

株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）の翌日を、調整後取得請求権行使価額の適用開始日とする。ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行する旨取締役会で決議する場合において、株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）が、当該資本金の額の増加の決議をする株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後取得請求権行使価額の適用開始日とする。

(ⅲ)取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該株式の取得を請求する権利もしくは当会社が当該株式を取得することができる旨の条項が付された株式(以下「転換型株式」という)、または、取得請求権行使価額調整式で使用する時価を下回る価額の払込をもって当会社に普通株式の交付を請求することができる新株予約権または新株予約権付社債を発行する場合

株主に基準日を設けて割当てを受ける権利を付与するときは、その基準日の翌日を、それ以外のときは、転換型株式の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、調整後取得請求権行使価額の適用開始日とする。この場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型株式の全額が普通株式の交付と引換えに取得されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換型株式の取得または新株予約権行使の結果交付された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本金の額の減少または普通株式の併合等により取得請求権行使価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ取得請求権行使価額調整式で使用する時価は、調整後取得請求権行使価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）)に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記ⓐに準じて調整される。

ⓓ取得請求権行使価額調整式で使用する調整前取得請求権行使価額は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

ⓔ取得請求権行使価額調整式で使用する既発行の普通株式数は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の１ヵ月前の日における当会社の発行済普通株式数とする。

㊁第二種優先株式の取得と引換えに交付すべき普通株式数
第二種優先株式の取得と引換えに交付すべき当会社の普通株式数は、次のとおりとする。

$$\text{第二種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{第二種優先株主が取得請求権行使のために提出した第二種優先株式の払込金相当額総額}}{\text{取得請求権行使価額}}$$

交付すべき普通株式数の算出に当って1株未満の端数が生じたときは、会社法第167条第3項の規定によりこれを取り扱う。

㊅第二種優先株式の取得と引換えに交付する株式の内容
当会社普通株式

㊈取得請求受付場所
東京都千代田区丸の内一丁目4番4号
住友信託銀行株式会社　証券代行部

㊉取得請求の効力発生
取得請求の効力は、取得請求書および第二種優先株式の株券が上記㊈の取得請求受付場所に到着した日に発生する。

③　一斉取得

㋑当会社は、取得請求期間中に取得の請求がなされなかった第二種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、第二種優先株式1株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第二種優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式の交付と引換えに取得する。

㋺前項の普通株式数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

3　第三種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当会社は、剰余金の配当を行うときは、第三種優先株式を有する株主(以下「第三種優先株主」という)または第三種優先株式の登録株式質権者(以下「第三種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第三種優先株式1株につき13,700円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第三種優先株主または第三種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第三種優先株主または第三種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金
当会社は、中間配当を行うときは、第三種優先株主または第三種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第三種優先株式1株につき6,850円を支払う。

(ハ)残余財産の分配

(a) 当会社は、残余財産を分配するときは、第三種優先株主または第三種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第三種優先株式1株につき1,000,000円を支払う。

(b) 第三種優先株主または第三種優先登録株式質権者に対しては、上記1,000,000円のほか、残余財産の分配は行わない。

(ニ)議決権
第三種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ホ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当会社は、法令に定める場合を除き、第三種優先株式について株式の併合または分割は行わない。

(b) 当会社は、第三種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当会社は、第三種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ヘ)取得請求

第三種優先株主は、普通株式の交付と引換えに第三種優先株式の取得を請求することができる。

① 取得請求期間

当会社の設立の日から平成21年９月30日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

② 取得の条件

㋑取得請求権行使価額

取得請求権行使価額は826,900円とする。

㋺取得請求権行使価額の修正

取得請求権行使価額は、平成15年10月１日以降平成18年10月１日までの毎年10月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後取得請求権行使価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後取得請求権行使価額が248,500円(以下「下限取得請求権行使価額」という。ただし、下記㋩により調整される)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。

㋩取得請求権行使価額の調整

ⓐ第三種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、取得請求権行使価額は、下記の算式(以下「取得請求権行使価額調整式」という)により調整される。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times 1\text{株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、取得請求権行使価額調整式により算出される調整後取得請求権行使価額が100,000円を下回る場合には、100,000円を調整後取得請求権行使価額とする。

(ⅰ)取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

基準日を設けて株主に当該普通株式の割当てを受ける権利を付与するときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、調整後取得請求権行使価額の適用開始日とする。

(ⅱ)株式の分割または無償割当てにより普通株式を発行する場合

株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)の翌日を、調整後取得請求権行使価額の適用開始日とする。

ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行する旨取締役会で決議する場合において、株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）が、当該資本金の額の増加の決議をする株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後取得請求権行使価額の適用開始日とする。

(ⅲ)取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該株式の取得を請求する権利もしくは当会社が当該株式を取得することができる旨の条項が付された株式(以下「転換型株式」という)、または、取得請求権行使価額調整式で使用する時価を下回る価額の払込をもって当会社に普通株式の交付を請求することができる新株予約権または新株予約権付社債を発行する場合

株主に基準日を設けて割当てを受ける権利を付与するときは、その基準日の翌日を、それ以外のときは、転換型株式の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、調整後取得請求権行使価額の適用開始日とする。この場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型株式の

全額が普通株式の交付と引換えに取得されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型株式の取得請求権行使価額もしくは取得価額または新株予約権の行使に際しての払込金額が、転換型株式の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合には、転換型株式にかかる取得請求権の行使もしくは取得条項に基づく取得が可能となる最初の日または新株予約権の行使のされ得る最初の日を調整後取得請求権行使価額の適用開始日とし、その前日に、発行される転換型株式の全額が普通株式の交付と引換えに取得されたものとみなし、またはすべての新株予約権が行使されたものとみなす。

ⓑただし、上記㊁に定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に取得請求権行使価額を調整すべき事由が生じた場合には、上記㊁により修正された修正後取得請求権行使価額を調整前取得請求権行使価額として調整後取得請求権行使価額を算出し、当該修正前取得請求権行使価額については調整を行わないものとする。

ⓒ合併、資本金の額の減少または普通株式の併合等により取得請求権行使価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

ⓓ取得請求権行使価額調整式で使用する時価は、調整後取得請求権行使価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日))に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。

ⓔ取得請求権行使価額調整式で使用する調整前取得請求権行使価額は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

ⓕ取得請求権行使価額調整式で使用する既発行の普通株式数は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の1ヵ月前の日における当会社の発行済普通株式数とする。

ⓖ取得請求権行使価額調整式で使用する1株当りの払込金額とは、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合にはその適正な評価額)、上記ⓐ(ⅱ)の場合には0円、上記ⓐ(ⅲ)の場合には当該取得請求権行使価額または新株予約権の払込金額および行使に際しての払込金額の合計額をそれぞれいうものとする。

㊂下限取得請求権行使価額の調整

上記㋬により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えたうえで適用して同様の調整を行い、上記㋬ⓒにより取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。ただし、上記㋬ⓑに定める場合には、調整後下限取得請求権行使価額は当該修正日以降これを適用するものとする。

㋭第三種優先株式の取得と引換えに交付すべき普通株式数

第三種優先株式の取得と引換えに交付すべき当会社の普通株式数は、次のとおりとする。

$$\text{第三種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{第三種優先株主が取得請求権行使のために提出した第三種優先株式の払込金相当額総額}}{\text{取得請求権行使価額}}$$

交付すべき普通株式数の算出に当って1株未満の端数が生じたときは、会社法第167条第3項の規定によりこれを取り扱う。

㋬第三種優先株式の取得と引換えに交付する株式の内容

当会社普通株式

㋣取得請求受付場所

東京都千代田区丸の内一丁目4番4号

住友信託銀行株式会社　証券代行部

㋠取得請求の効力発生

取得請求の効力は、取得請求書および第三種優先株式の株券が上記㋣の取得請求受付場所に到着した日に発生する。

③　一斉取得

㋑当会社は、取得請求期間中に取得の請求がなされなかった第三種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、第三種優先株式１株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が258,330円を下回るときは、第三種優先株式１株の払込金相当額を258,330円で除して得られる数の普通株式の交付と引換えに取得する。

㋺前項の普通株式数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

4　第１回第四種優先株式、第２回第四種優先株式、第３回第四種優先株式、第４回第四種優先株式、第５回第四種優先株式、第６回第四種優先株式、第７回第四種優先株式、第８回第四種優先株式、第９回第四種優先株式、第10回第四種優先株式、第11回第四種優先株式、第12回第四種優先株式(以下、第１回から第12回までの各回の第四種優先株式をそれぞれ「第１-12回第四種優先株式」という)の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当会社は、剰余金の配当を行うときは、第１-12回第四種優先株式を有する株主(以下「第１-12回第四種優先株主」という)または第１-12回第四種優先株式の登録株式質権者(以下「第１-12回第四種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第１-12回第四種優先株式１株につき135,000円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第１-12回第四種優先株主または第１-12回第四種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第１-12回第四種優先株主または第１-12回第四種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当会社は、中間配当を行うときは、第１-12回第四種優先株主または第１-12回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１-12回第四種優先株式１株につき67,500円を支払う。

(ハ)残余財産の分配

(a) 当会社は、残余財産を分配するときは、第１-12回第四種優先株主または第１-12回第四種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１-12回第四種優先株式１株につき3,000,000円を支払う。

(b) 第１-12回第四種優先株主または第１-12回第四種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(ニ)議決権

第１-12回第四種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ホ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当会社は、法令に定める場合を除き、第１-12回第四種優先株式について株式の併合または分割は行わない。

(b) 当会社は、第１-12回第四種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当会社は、第１-12回第四種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ヘ)取得請求

第１-12回第四種優先株主は、普通株式の交付と引換えに第１-12回第四種優先株式の取得を請求することができる。

①　取得請求期間

平成15年２月８日から平成40年２月７日まで。

② 取得の条件

㋑取得請求権行使価額

取得請求権行使価額は320,700円とする。

㋺取得請求権行使価額の修正

第1-12回第四種優先株主が当会社に対し第1-12回第四種優先株式の取得を請求した日(以下「修正日」という)において、取得請求権行使価額は、(ⅰ)修正日の前日において有効な取得請求権行使価額、または、(ⅱ)修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)相当額(10円の位まで算出し、その10円の位を四捨五入する)のいずれか小さい金額に修正される(以下「修正後取得請求権行使価額」という)。ただし、修正後取得請求権行使価額が105,700円(ただし、下記㋩により調整される)(以下「下限取得請求権行使価額」という)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、修正日に先立つ45取引日目から修正日までの間に下記㋩により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額は㋩に準じて調整される。なお、修正後取得請求権行使価額は、修正日に取得請求がなされた当該第1-12回第四種優先株式についてのみ適用される。

㋩取得請求権行使価額の調整

ⓐ第1-12回第四種優先株式発行後、次の(ⅰ)から(ⅴ)までのいずれかに該当する場合には、取得請求権行使価額は、下記に定める各々該当する算式(以下「取得請求権行使価額調整式」といい、取得請求権行使価額調整式により調整された取得請求権行使価額を、以下、「調整後取得請求権行使価額」という)により調整される。

(Ⅰ)下記(ⅰ)ないし(ⅲ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{既発行普通株式数} + \dfrac{\text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数} \times \text{普通株式1株あたりの払込金額(新株予約権の行使に際して出資される財産の価額を含む)}}{\text{時価}}}{\text{既発行普通株式数} + \text{新たに発行もしくは処分された普通株式数または転換型証券(下記(ⅲ)に定義される)もしくは新株予約権(下記(ⅲ)に定義される)に関する計算の場合は、取得請求権の行使もしくは取得条項の定める事由の発生または新株予約権の行使により交付され得る普通株式数}}$$

(Ⅱ)下記(ⅳ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} - \text{普通株式1株につき割り当てられた特別現金配当(下記(ⅳ)に定義される)または債務証書もしくは資産の分配に関する基準日(権利を有する株主を確定するために定められた日を以下「基準日」という)(下記(ⅳ)に定義される)における適正市場価格(*)}}{\text{時価}}$$

(*)かかる適正市場価格に関しては、当会社の取締役会(以下「取締役会」という)が適切と判断する独立の第三者(証券会社、銀行等)に評価させるものとする。

(Ⅲ)下記(ｖ)に該当する場合、取得請求権行使価額調整式は、以下のとおりとする。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{時価} \times \text{既発行普通株式数} - \text{下記(ｖ)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額}}{\text{時価} \times \left(\text{既発行普通株式数} - \text{下記(ｖ)において、取得される普通株式数(または、転換型証券もしくは新株予約権の場合は、取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付される普通株式数)}\right)}$$

なお、上記取得請求権行使価額調整式中の、「時価×既発行普通株式数－(下記(ｖ)に従って、取得される普通株式(または、転換型証券もしくは新株予約権)の総数につき、当会社が支払うべき対価の総額)」の値が１未満になる場合は、かかる値は１として計算されるものとする。
調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。

(ⅰ)当会社が、取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行または処分する場合(新株予約権の行使または転換型証券にかかる取得請求権の行使もしくは取得条項に定める事由の発生による普通株式の交付の場合を除く)
取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に当該普通株式の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(ⅱ)株式の分割または無償割当てにより普通株式を発行または処分する場合
取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）の翌日をかかる調整後取得請求権行使価額の適用開始日とする。
ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行または処分する旨取締役会で決議する場合において、当該資本金の額の増加の決議をする株主総会の日よりも前を株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日）とする場合には、当該株主総会の終結の日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

(ⅲ)取得請求権行使価額調整式で使用する時価を下回る価額をもって当会社の普通株式の交付と引換えに当会社に当該証券の取得を請求する権利もしくは当会社が当該証券を取得することができる旨の条項が付された証券(当該第１-12回第四種優先株式と同時に発行される他の第１-12回第四種優先株式を除く。以下「転換型証券」という)または当会社に普通株式の交付を請求することができる権利(当会社の発行する社債に付された新株予約権を含む)(以下「新株予約権」という)を発行する場合
取得請求権行使価額は、上記(Ⅰ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整されるものとし、基準日を設けて株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときは、その基準日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。
当該転換型証券または新株予約権を発行する場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型証券の全額が普通株式の交付と引換えに取得されたものとみなし、または発行されるすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての１株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められていない場合には、かかる転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額が確定した日の翌日を、

かかる調整後取得請求権行使価額の適用開始日とする。また、当該発行される転換型証券の取得請求権行使価額もしくは取得価額または新株予約権の行使価額がかかる転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合で、かつ、かかる転換型証券または新株予約権についての1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額が定められている場合は、株主に転換型証券または新株予約権の割当てを受ける権利が付与されるときはその割当日の翌日を、それ以外のときは当該転換型証券の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、かかる調整後取得請求権行使価額の適用開始日とするが、転換型証券または新株予約権は、1株あたりの当初の取得請求権行使価額、取得価額または行使価額の最低価額(ただし、希薄化防止のための調整は考慮しないものとする)により、かかる取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大数の普通株式が交付されたものとみなされる。その後、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により交付されうる最大の普通株式数、または取得請求権行使価額、取得価額もしくは行使価額の最低価額について変更(かかる転換型証券または新株予約権の希薄化防止条項に基づく変更を含むが、これに限定されない)が生じた場合には、調整後取得請求権行使価額は、第1-12回第四種優先株式の取得請求権行使の直前において、当該変更を反映させるべく再計算されるものとする(ただし、調整後取得請求権行使価額が、これらの転換型証券または新株予約権の発行またはみなし発行により本(iii)に基づき行われた調整ないし再計算の結果、従前に減少したことがない限りは調整後取得請求権行使価額の増加を行うことができず、従前に減少したことがある場合は、かかる減少のうちいかなる減少の額をも超えて調整後取得請求権行使価額の増加を行うことができないものとする)が、かかる転換型証券の取得請求権の行使もしくは取得条項に定める事由の発生または新株予約権の行使により、実際に普通株式が交付されたかまたは対価が支払われた場合には、かかる再計算は行わないものとする。また、その後、かかる転換型証券に係る取得請求権、取得条項に定める事由または新株予約権のいずれかが消滅した場合には、調整後取得請求権行使価額は、第1-12回第四種優先株式の取得請求権行使の直前において、かかる転換型証券の取得請求権の行使、取得条項に定める事由の発生または新株予約権の行使により実際に交付された普通株式数のみを反映させるべく再計算されるものとする。

第1-12回第四種優先株式の発行時において残存するすべての転換型証券および新株予約権は、第1-12回第四種優先株式の発行日の翌日において発行されたものとみなされる。

(iv) 当会社が、普通株式を有するすべての株主に対して、特別現金配当または債務証書もしくは資産の分配(特別現金配当以外の金銭による剰余金の配当を除く)を行う場合

かかる配当または分配の際に適用される取得請求権行使価額は、上記(II)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社がかかる特別現金配当または分配を行うたびごとに、取得請求権行使価額の調整は行われるものとし、当該特別現金配当については、対象となる事業年度(以下に定義する)の末日の翌日を、また、分配を受ける権利については、分配を受ける権利を有する株主を確定するために定められた基準日の翌日を、かかる調整後取得請求権行使価額の適用開始日とする。

「特別現金配当」とは、当会社が対象となる事業年度中の日を基準日とする金銭による剰余金の配当の合計額に基づく配当利回り(以下に定義する)が、5%に直前の3事業年度の各事業年度中の日を基準日とする金銭による剰余金の配当の各合計額に基づく配当利回りの平均値を加えた値を超過する場合の金額とする。

「事業年度」とは、4月1日から翌年3月31日までの期間をいう。ただし、当会社が3月31日以外の日に終了するように事業年度を変更した場合、事業年度は、かかる変更に応じて変更されたものとみなされる。

「配当利回り」とは、下記の算式により求められる率とする。

$$\frac{\text{対象となる事業年度中の日を基準日とする金銭による剰余金の配当について、当会社が決定した普通株式1株あたりの金銭による剰余金の配当の合計額}}{\text{対象となる事業年度の東京証券取引所における普通株式の毎日(終値のない日を除く)の終値の平均値}} \times 100\%$$

(ｖ)当会社が、普通株式の取得を、かかる取得日(以下「取得日」という)における普通株式１株あたりの時価を上回る１株あたりの価額をもって行う場合(当会社が会社法の規定に従い市場取引等により普通株式を取得する場合および端株買取請求権の行使に関連して普通株式を取得する場合を除く)、または、転換型証券もしくは普通株式の交付を受けることができる権利が付されたその他の証券の償還もしくはその他の事由による取得を、取得日における普通株式の１株あたりの時価を上回る普通株式１株あたりの対価をもって行う場合

かかる取得の際において適用される取得請求権行使価額は、上記(Ⅲ)に定める取得請求権行使価額調整式に従って算出された調整後取得請求権行使価額に調整される。当会社が普通株式またはかかる証券を償還またはその他の事由により取得するたびごとに、取得請求権行使価額の調整は行われるものとし、取得日の翌日をかかる調整後取得請求権行使価額の適用開始日とする。

ⓑ株式交換、株式移転、会社分割、合併、資本金の額の減少、普通株式の併合その他上記ⓐに該当しない希薄化事由により取得請求権行使価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。

ⓒ取得請求権行使価額調整式で使用する「時価」は、調整後取得請求権行使価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日（ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日））に先立つ45取引日目に始まる30取引日の東京証券取引所における普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記ⓐに準じて調整される。

ⓓ取得請求権行使価額調整式で使用する「調整前取得請求権行使価額」は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

ⓔ取得請求権行使価額調整式で使用する「既発行普通株式数」は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の１か月前の日における当会社の発行済普通株式数(ただし、普通株式に係る自己株式数を除く)とする。

ⓕ取得請求権行使価額調整式で使用する「普通株式１株あたりの払込金額」は、それぞれ、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合には、取締役会が適切と判断する独立の第三者(証券会社、銀行等)により評価されたかかる払込の適正市場価格)、上記ⓐ(ⅱ)の場合には０円、上記ⓐ(ⅲ)の場合には普通株式１株あたりの当該取得請求権行使価額または普通株式１株あたりの新株予約権の払込金額および行使に際しての払込金額の合計額とする。

ⓖ本㊅(上記ⓒを除く)において「普通株式」とは、普通株式、および(ⅰ)剰余金の配当または残余財産分配における優先権がなく、かつ(ⅱ)償還可能ではない株式が含まれるものとする。

㊁上記㊅により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えた上で適用して同様の調整を行い、上記㊅ⓑにより取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。取締役会は、誠実にかつ合理的な方法により、かかる調整を決定する。下限取得請求権行使価額の調整は、上記㊅ⓑに基づく取得請求権行使価額の調整と同時に有効になるものとする。

㊉第１-12回第四種優先株式の取得と引換えに交付すべき普通株式数

第１-12回第四種優先株式の取得と引換えに交付すべき当会社の普通株式数は次のとおりとする。

$$\text{第1-12回第四種優先株式の取得と引換えに交付すべき普通株式数}=\frac{\text{第1-12回第四種優先株主が取得請求権行使のために提出した第1-12回第四種優先株式の払込金額総額}}{\text{取得請求権行使価額}}$$

第１-12回第四種優先株式の取得と引換えに交付すべき普通株式数の算出に当って１株に満たない端数は、会社法第167条第３項の規定によりこれを取り扱う。

なお、本㊉に従う限り、いかなる数の第１-12回第四種優先株式を有していたとしても、その第１-12回第四種優先株主１人が行う１回の取得請求により、普通株式１株に満たない部分は１つより多くは生じない。

㊁第１-12回第四種優先株式の取得と引換えに交付する株式の内容
当会社普通株式
㊦取得請求受付場所
東京都千代田区丸の内一丁目４番４号
住友信託銀行株式会社　証券代行部
㊃取得請求の効力発生
取得請求の効力は、取得請求書および第１-12回第四種優先株式の株券が上記㊦の取得請求受付場所に到着した日に発生する。

③　一斉取得

㋑当会社は、取得請求期間中に取得の請求がなされなかった第１-12回第四種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、第１-12回第四種優先株式１株の払込金額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、各第１-12回第四種優先株式１株の払込金額を500,000円で除して得られる数の普通株式の交付と引換えに取得する。
㋺前項の普通株式数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

(ト)発行の方法
ザ・ゴールドマン・サックス・グループ・インクに第１-12回第四種優先株式を直接全額割り当てる方法により発行する。

(チ)保有期間その他第１-12回第四種優先株式の保有に関する事項についての当会社とザ・ゴールドマン・サックス・グループ・インクとの間の取決めの内容
ザ・ゴールドマン・サックス・グループ・インクは、当会社との間で平成15年１月15日締結の優先株式引受契約書(以下「第１-12回第四種優先株式引受契約書」という)において、当会社により割り当てられ保有する第１-12回第四種優先株式につき、以下の制限に従うことを約している。

(a) 第１-12回第四種優先株式につき、一定の場合を除き、譲渡その他の処分を行わない。(なお、ザ・ゴールドマン・サックス・グループ・インクが、第１-12回第四種優先株式引受契約書に従い、第１-12回第四種優先株式を譲渡した場合には、第１-12回第四種優先株式引受契約書に定める権利義務は、当該第１-12回第四種優先株式を譲り受けた者に承継される)
(b) 発行後２年間は、一定の場合を除き、当会社普通株式の交付と引換えに第１-12回第四種優先株式の取得請求を行わない。
(c) 第１-12回第四種優先株式の取得請求により交付された当会社普通株式の譲渡その他の処分は、払込期日後２年目の応当日の前日までは一定の場合を除きこれを行わず、払込期日後２年目の応当日から12ヶ月間は、一定の場合を除き総交付株式数の３分の１の数(ないしこれから一定の株式数を減じた数)を超える当会社普通株式につきこれを行わず、払込期日後３年目の応当日から12ヶ月間は、一定の場合を除き総交付株式数の３分の２の数(ないしこれから一定の株式数を減じた数)を超える当会社普通株式につきこれを行わない。
総交付株式数とは、それまでに第１-12回第四種優先株式の取得請求により交付された当会社普通株式の数と、残存している第１-12回第四種優先株式の全てがその時点において適用のある取得請求権行使価額で取得請求された場合に交付されるであろう当会社普通株式の数の合計をいう。

5　第１回第六種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当会社は、剰余金の配当を行うときは、第１回第六種優先株式を有する株主(以下「第１回第六種優先株主」という)または第１回第六種優先株式の登録株式質権者(以下「第１回第六種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき88,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第１回第六種優先株主または第１回第六種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第１回第六種優先株主または第１回第六種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当会社は、中間配当を行うときは、第１回第六種優先株主または第１回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき44,250円を支払う。

(ハ)残余財産の分配

(a) 当会社は、残余財産を分配するときは、第１回第六種優先株主または第１回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき3,000,000円を支払う。

(b) 第１回第六種優先株主または第１回第六種優先登録株式質権者に対しては、上記3,000,000円のほか、残余財産の分配は行わない。

(ニ)取得条項

当会社は、第１回第六種優先株式発行後、平成23年３月31日以降はいつでも、第１回第六種優先株式１株につき3,000,000円の金銭の交付と引換えに、第１回第六種優先株式の一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。

(ホ)議決権

第１回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当会社は、法令に定める場合を除き、第１回第六種優先株式について株式の併合または分割は行わない。

(b) 当会社は、第１回第六種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当会社は、第１回第六種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ト)発行の方法

第三者割当ての方法により、適格機関投資家(証券取引法に定義される)に割り当てる。

(チ)第１回第六種優先株式の保有に関する事項についての当会社と割当先との取決めの内容

割当先が第１回第六種優先株式を第三者に譲渡する場合には、当会社による事前の同意を必要とする。ただし、第１回第六種優先株式の払込期日(平成17年３月29日)後８年目の応当日以降はこの限りではない。

(2) 【新株予約権等の状況】

当社は旧商法第280条ノ20及び第280条ノ21の規定に基づき新株予約権を発行しております。

	事業年度末現在 (平成18年３月31日)	提出日の前月末現在 (平成18年５月31日)
新株予約権の数	1,215個	同左
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数	1,215株	同左
新株予約権の行使時の払込金額	１株当たり　669,775円	同左
新株予約権の行使期間	平成16年６月28日から 平成24年６月27日まで	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　669,775円 資本組入額　334,888円	同左
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も５年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。	同左
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。	同左

(注) 1　新株予約権１個当たりの目的たる株式の数は１株であります。

2　払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり払込金額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成14年12月2日	—	6,676,424.39	—	1,000,000,000	—	1,496,547,508
平成15年2月3日 (注)1	86,576.53	6,763,000.92	—	1,000,000,000	3,069,000	1,499,616,508
平成15年2月8日 (注)2	50,100	6,813,100.92	75,150,000	1,075,150,000	75,150,000	1,574,766,508
平成15年3月12日 (注)3	115,000	6,928,100.92	172,500,000	1,247,650,000	172,500,000	1,747,266,508
平成15年4月1日～平成16年3月31日 (注)4	8.61	6,928,109.53	—	1,247,650,000	—	1,747,266,508
平成15年8月8日 (注)5	—	6,928,109.53	—	1,247,650,000	△499,503,848	1,247,762,659
平成16年4月1日～平成17年3月31日 (注)6	332,869.96	7,260,979.49	—	1,247,650,000	—	1,247,762,659
平成17年3月29日 (注)7	70,001	7,330,980.49	105,001,500	1,352,651,500	105,001,500	1,352,764,159
平成17年4月1日～平成18年3月31日 (注)8	922,593.28	8,253,573.77	—	1,352,651,500	—	1,352,764,159
平成18年1月31日 (注)9	80,000	8,333,573.77	45,220,000	1,397,871,500	45,220,000	1,397,984,159
平成18年2月28日 (注)10	40,700	8,374,273.77	23,005,675	1,420,877,175	23,005,675	1,420,989,834

(注) 1 株式会社日本総研ホールディングズとの合併による普通株式の増加(合併比率 1：0.021)
2 有償第三者割当 第1-12回第四種優先株式 発行価額 3,000千円 資本組入額 1,500千円
3 有償第三者割当 第13回第四種優先株式 発行価額 3,000千円 資本組入額 1,500千円
4 第13回第四種優先株式の普通株式への転換により、当該優先株式が1株減少し、普通株式が9.61株増加いたしました。
5 商法第289条第2項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替えたものであります。
6 優先株式の普通株式への転換により、第一種優先株式が32,000株、第三種優先株式が105,000株、第13回第四種優先株式が7,912株それぞれ減少し、普通株式が477,781.96株増加いたしました。
7 有償第三者割当 第1回第六種優先株式 発行価額 3,000千円 資本組入額 1,500千円
8 優先株式の普通株式への転換により、第13回第四種優先株式が107,087株減少し、普通株式が1,029,680.28株増加いたしました。
9 有償一般募集 普通株式 発行価額 1,130千円 資本組入額 565千円
10 有償第三者割当 普通株式 発行価額 1,130千円 資本組入額 565千円
11 平成18年5月17日に、優先株式の取得及び消却を実施したことに伴い、第一種優先株式が35,000株、第二種優先株式が33,000株減少いたしました。

(4) 【所有者別状況】

① 普通株式

(平成18年3月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	7	484	100	8,147	1,012	46	177,756	187,552	—
所有株式数(株)	4,897	2,215,452	72,400	1,486,787	2,926,447	203	691,709	7,397,895	26,277.77
所有株式数の割合(%)	0.06	29.95	0.98	20.10	39.56	0.00	9.35	100.00	—

(注) 1 自己株式6,307.15株は「個人その他」に6,307株、「端株の状況」に0.15株含まれております。
2 「その他の法人」欄には、証券保管振替機構名義の株式が、585株含まれております。

② 第一種優先株式

(平成18年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	1	—	—	—	—	—	1	—
所有株式数(株)	—	35,000	—	—	—	—	—	35,000	—
所有株式数の割合(%)	—	100.00	—	—	—	—	—	100.00	—

③ 第二種優先株式

(平成18年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	1	—	—	—	—	—	1	—
所有株式数(株)	—	100,000	—	—	—	—	—	100,000	—
所有株式数の割合(%)	—	100.00	—	—	—	—	—	100.00	—

④ 第三種優先株式

(平成18年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	1	—	—	—	—	—	1	—
所有株式数(株)	—	695,000	—	—	—	—	—	695,000	—
所有株式数の割合(%)	—	100.00	—	—	—	—	—	100.00	—

⑤ 第１回第四種優先株式

(平成18年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	—	—	—	1	—	—	1	—
所有株式数(株)	—	—	—	—	4,175	—	—	4,175	—
所有株式数の割合(%)	—	—	—	—	100.00	—	—	100.00	—

⑥　第２回第四種優先株式

（平成18年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(％)	―	―	―	―	100.00	―	―	100.00	―

⑦　第３回第四種優先株式

（平成18年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(％)	―	―	―	―	100.00	―	―	100.00	―

⑧　第４回第四種優先株式

（平成18年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(％)	―	―	―	―	100.00	―	―	100.00	―

⑨　第５回第四種優先株式

（平成18年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(％)	―	―	―	―	100.00	―	―	100.00	―

⑩　第６回第四種優先株式

（平成18年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(%)	―	―	―	―	100.00	―	―	100.00	―

⑪　第７回第四種優先株式

（平成18年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(%)	―	―	―	―	100.00	―	―	100.00	―

⑫　第８回第四種優先株式

（平成18年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(%)	―	―	―	―	100.00	―	―	100.00	―

⑬　第９回第四種優先株式

（平成18年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	―	―	―	―	1	―	―	1	―
所有株式数（株）	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(%)	―	―	―	―	100.00	―	―	100.00	―

⑭　第10回第四種優先株式

(平成18年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	―	―	―	―	1	―	―	1	―
所有株式数(株)	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(%)	―	―	―	―	100.00	―	―	100.00	―

⑮　第11回第四種優先株式

(平成18年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	―	―	―	―	1	―	―	1	―
所有株式数(株)	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(%)	―	―	―	―	100.00	―	―	100.00	―

⑯　第12回第四種優先株式

(平成18年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	―	―	―	―	1	―	―	1	―
所有株式数(株)	―	―	―	―	4,175	―	―	4,175	―
所有株式数の割合(%)	―	―	―	―	100.00	―	―	100.00	―

⑰　第１回第六種優先株式

(平成18年３月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	―	4	―	―	―	―	―	4	―
所有株式数(株)	―	70,001	―	―	―	―	―	70,001	―
所有株式数の割合(%)	―	100.00	―	―	―	―	―	100.00	―

(5) 【大株主の状況】

① 普通株式

(平成18年3月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海一丁目8番11号	462,242.00	6.22
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町二丁目11番3号	457,238.00	6.15
日本生命保険相互会社	大阪市中央区今橋三丁目5番12号	154,388.42	2.07
ザ チェース マンハッタン バンク エヌエイ ロンドン (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (東京都中央区日本橋兜町6番7号)	154,035.00	2.07
ステート ストリート バンク アンド トラスト カンパニー 505103 (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101, U.S.A. (東京都中央区日本橋兜町6番7号)	145,702.00	1.96
ステート ストリート バンク アンド トラスト カンパニー (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	P.O.BOX 351 BOSTON MASSACHUSETTS 02101, U.S.A. (東京都中央区日本橋兜町6番7号)	98,904.00	1.33
住友生命保険相互会社	東京都中央区築地七丁目18番24号	97,400.00	1.31
資産管理サービス信託銀行株式会社(信託Bロ)	東京都中央区晴海一丁目8番12号	90,431.00	1.21
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (東京都中央区日本橋兜町6番7号)	79,992.00	1.07
ジェーピーエムシービー ユーエスエー レジデンツ ペンション ジャスデック レンド 385051 (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	270 PARK AVENUE, NEW YORK, NY 10017, U.S.A. (東京都中央区日本橋兜町6番7号)	73,866.00	0.99
計	―	1,814,198.42	24.43

② 第一種優先株式

(平成18年3月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社整理回収機構	東京都中野区本町二丁目46番1号	35,000	100.00
計	―	35,000	100.00

③ 第二種優先株式

(平成18年3月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社整理回収機構	東京都中野区本町二丁目46番1号	100,000	100.00
計	―	100,000	100.00

④ 第三種優先株式

(平成18年3月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社整理回収機構	東京都中野区本町二丁目46番1号	695,000	100.00
計	―	695,000	100.00

⑤　第１回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑥　第２回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑦　第３回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑧　第４回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ザ・ゴールドマン・サックス・グループ・インク（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑨　第５回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑩　第６回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑪　第７回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑫　第８回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑬　第９回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑭　第10回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合(%)
ジーエスエスエム　ホールディング　ツー　コープ（常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A.（東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑮　第11回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑯　第12回第四種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
ジーエスエスエム　ホールディング　ツー　コープ （常任代理人　ゴールドマン・サックス証券会社　東京支店）	85 BROAD STREET, NEW YORK, NY 10004, U.S.A. （東京都港区六本木六丁目10番１号）	4,175	100.00
計	―	4,175	100.00

⑰　第１回第六種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
住友生命保険相互会社	東京都中央区築地七丁目18番24号	23,334	33.33
日本生命保険相互会社	大阪市中央区今橋三丁目５番12号	20,000	28.57
三井生命保険株式会社	東京都千代田区大手町一丁目２番３号	16,667	23.81
三井住友海上火災保険株式会社	東京都中央区新川二丁目27番２号	10,000	14.29
計	―	70,001	100.00

（注）１　野村證券株式会社から平成17年５月13日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成17年４月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容は次のとおりであります。

大量保有者名　　野村證券株式会社（他共同保有者４名）
保有株券等の数　　163,908株（共同保有者分を含む。）
株券等保有割合　　2.61％

２　ゴールドマン・サックス証券会社東京支店から平成17年５月13日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成17年４月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容は次のとおりであります。

大量保有者名　　ゴールドマン・サックス証券会社東京支店（他共同保有者４名）
保有株券等の数　　363,743株（共同保有者分を含む。潜在株式7,428株を含む）
株券等保有割合　　4.96％

3　フィデリティ投信株式会社から平成17年７月15日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成17年６月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容は次のとおりであります。

大量保有者名	フィデリティ投信株式会社
保有株券等の数	270,202株
株券等保有割合	3.32％

4　キャピタル・リサーチ・アンド・マネージメント・カンパニーから平成17年11月14日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成17年10月31日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容は次のとおりであります。

大量保有者名	キャピタル・リサーチ・アンド・マネージメント・カンパニー (他共同保有者４名)
保有株券等の数	354,360株(共同保有者分を含む。)
株券等保有割合	4.85％

5　株式会社りそなホールディングスから平成18年３月31日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成18年３月28日現在で普通株式及び優先株式を保有している旨の報告を受けました。同変更報告書には株式会社整理回収機構が共同保有者として記載されており、同社の保有株式数の内容は当社の当事業年度末における優先株式の株主名簿上の記載内容と一致しておりますが、それ以外の保有株式数(全て普通株式)については、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。

なお、変更報告書の内容(除く株式会社整理回収機構保有分)は次のとおりであります。

大量保有者名	りそな信託銀行株式会社(他共同保有者１名)
保有株券等の数	71,857株(共同保有者分を含む。)
株券等保有割合	0.86％

6　第１－12回第四種優先株式は、株式売買により、次のとおり株主が異動しております。

	前事業年度末	当事業年度末
第１－４回第四種優先株式	ジーエスエスエム ホールディングコーポレーション	ザ・ゴールドマン・サックス・ グループ・インク
第５－12回第四種優先株式	ジーエスエスエム ホールディングコーポレーション	ジーエスエスエム ホールディング　ツー　コープ

(6) 【議決権の状況】

① 【発行済株式】

(平成18年３月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式 950,101	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	(自己保有株式) 普通株式　6,307 (相互保有株式) 普通株式　7,315	―	権利内容に何ら限定のない当社における標準となる株式
完全議決権株式(その他)	普通株式 7,384,273	7,384,273	権利内容に何ら限定のない当社における標準となる株式　(注)1
端株	普通株式 26,277.77	―	権利内容に何ら限定のない当社における標準となる株式　(注)2，3
発行済株式総数	8,374,273.77	―	―
総株主の議決権	―	7,384,273	―

(注) 1　「完全議決権株式(その他)」の欄には、証券保管振替機構名義の株式が、585株(議決権585個)含まれております。

2　「端株」の欄には、当社所有の自己株式0.15株が含まれております。

3　「端株」の欄には、株主名簿上は株式会社三井住友銀行名義となっておりますが、実質的に保有していない株式が0.60株含まれております。

② 【自己株式等】

(平成18年３月31日現在)

所有者の氏名又は名称	所有者の住所	自己名義所有株式数(株)	他人名義所有株式数(株)	所有株式数の合計(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	6,307	―	6,307	0.08
大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目８番１号	7,315	―	7,315	0.09
計	―	13,622	―	13,622	0.18

(注)　「発行済株式総数に対する所有株式数の割合(%)」の発行済株式総数は、発行済普通株式の総数であります。

(7) 【ストックオプション制度の内容】

株式会社三井住友銀行が、平成14年６月27日開催の第１期定時株主総会の特別決議に基づいて旧商法第280条ノ20及び第280条ノ21の規定に基づく新株予約権1,620個を発行しておりましたが、平成14年８月29日開催の取締役会において、同行の新株予約権者の利益を従来どおり確保する観点から、株式会社三井住友フィナンシャルグループが株式移転に際し、同行の発行した新株予約権1,620個に係る義務を次のとおり承継することを決定いたしました。また、上記新株予約権1,620個に係る義務を当社が承継することについて、同行の平成14年９月26日開催の第１回第一種優先株式、第２回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成14年９月27日開催の臨時株主総会(普通株式に係る種類株主総会を兼ねる。)において、承認可決されました。

当該制度の内容は、次のとおりであります。

決議年月日	平成14年６月27日
付与対象者の区分及び人数	当社及び当社子会社の役職員　677人
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,620株
新株予約権の行使時の払込金額	１株当たり　673,000円
新株予約権の行使期間	平成16年６月28日から平成24年６月27日まで
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も５年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。

(注) 1　決議年月日は、株式会社三井住友銀行における発行決議日を記載しております。

2　新株予約権１個当たりの目的たる株式の数は１株であります。

3　払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整される。ただし、調整により生じる１円未満の端数は切り上げる。

$$\text{調整後払込金額} = \text{調整前払込金額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times \text{1株当たり払込金額}}{\text{1株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

2 【自己株式の取得等の状況】

(1) 【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

【株式の種類】　普通株式及び優先株式

イ【定時総会決議による買受けの状況】

(平成18年６月29日現在)

区分	株式の種類	株式数(株)	価額の総額(円)
定時株主総会での決議状況 (平成17年６月29日決議)	普通株式	上限　500,000	上限　300,000,000,000
	第一種優先株式	上限　35,000	上限　300,000,000,000
	第二種優先株式	上限　100,000	上限　300,000,000,000
	第三種優先株式	上限　695,000	上限　300,000,000,000
	―	合算上限　1,330,000	合算上限　300,000,000,000
前決議期間における 取得自己株式	普通株式	―	―
	第一種優先株式	35,000	141,960,000,000
	第二種優先株式	33,000	133,956,900,000
	第三種優先株式	―	―
	―	68,000	275,916,900,000
残存授権株式の総数及び 価額の総額	普通株式	上限　500,000	上限　300,000,000,000
	第一種優先株式	―	上限　158,040,000,000
	第二種優先株式	上限　67,000	上限　166,043,100,000
	第三種優先株式	上限　695,000	上限　300,000,000,000
	―	合算上限　1,262,000	合算上限　24,083,100,000
未行使割合(%)	普通株式	100.00	100.00
	第一種優先株式	―	52.68
	第二種優先株式	67.00	55.34
	第三種優先株式	100.00	100.00
	―	94.88	8.02

(注) 1　第一種優先株式、第二種優先株式及び第三種優先株式につきましては、株主である株式会社整理回収機構から取得するものとしております。

2　経済情勢及び市場動向等の経営環境を総合的に勘案して、第一種優先株式及び第二種優先株式の買受けを実施し、普通株式及び第三種優先株式の買受けを実施しなかった結果、株式数の未行使割合が50%以上となっております。

3　当該授権株式数のうち、普通株式の授権株式数を前定時株主総会終結日現在の発行済普通株式数で除した割合は6.89%、優先株式の授権株式数を前定時株主総会終結日現在の各種優先株式の発行済株式数で除した割合は86.85%であります。

ロ【子会社からの買受けの状況】

（平成18年６月29日現在）

区分	株式の種類	株式数(株)	価額の総額(円)
取締役会での決議状況 (―年―月―日決議)	―	―	―
前決議期間における 取得自己株式	―	―	―
残存決議株式数及び 価額の総額	―	―	―
未行使割合(%)	―	―	―

ハ【取締役会決議による買受けの状況】

（平成18年６月29日現在）

区分	株式の種類	株式数(株)	価額の総額(円)
取締役会での決議状況 (―年―月―日決議)	―	―	―
前決議期間における 取得自己株式	―	―	―
残存決議株式数及び 価額の総額	―	―	―
未行使割合(%)	―	―	―

ニ【取得自己株式の処理状況】

（平成18年６月29日現在）

区分	株式の種類	処分、消却又は 移転株式数(株)	処分価額の総額(円)
新株式発行に関する手続きを準用する 処分を行った取得自己株式	普通株式	400,000	267,347,707,400
消却の処分を行った取得自己株式	第一種優先株式	35,000	141,960,000,000
	第二種優先株式	33,000	133,956,900,000
	―	68,000	275,916,900,000
合併、株式交換、会社分割に係る 取得自己株式の移転	―	―	―

ホ【自己株式の保有状況】

（平成18年６月29日現在）

区分	株式の種類	株式数(株)
保有自己株式数	普通株式	805

② 【当定時株主総会における自己株式取得に係る決議状況】

(平成18年６月29日現在)

区分	株式の種類	株式数(株)	価額の総額(円)
自己株式取得に係る決議	普通株式	上限　1,000,000	上限　1,200,000,000,000
	第二種優先株式	上限　67,000	上限　1,200,000,000,000
	第三種優先株式	上限　695,000	上限　1,200,000,000,000
	―	合算上限　1,762,000	合算上限　1,200,000,000,000

(注) 1　会社法第448条第１項の規定に基づき、資本準備金１兆円を減少し、その他資本剰余金に振り替える旨、当定時株主総会において別途決議しており、当該資本準備金減少の効力発生を条件として、会社法第155条第３号及び第156条第１項の規定に基づき自己株式の取得枠を設定するものとしております。

なお、自己株式を取得することができる期間は、平成18年８月11日から平成19年５月31日までとしております。

2　当該授権株式数のうち、普通株式の授権株式数を当定時株主総会終結日現在の発行済普通株式数で除した割合は13.46%、優先株式の授権株式数を当定時株主総会終結日現在の各種優先株式の発行済株式総数で除した割合は86.38%であります。

なお、当定時株主総会終結日現在の発行済普通株式数並びに各種優先株式の発行済株式総数には、平成18年６月１日から当定時株主総会終結日までの優先株式に係る取得請求権の行使による株式数の増減及び新株予約権の行使により発行された株式数は含まれておりません。

3 【配当政策】

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則って利益配分を行う方針であります。

当事業年度の期末配当につきましては、当社グループ全体の内部留保の水準を勘案し、社外流出を抑制して自己資本の充実を図る必要があることから、普通株式は前事業年度末と同じく１株当たり3,000円といたしました。また、各種優先株式は、それぞれ所定の金額といたしました。

なお、中間配当は実施しておりません。

4 【株価の推移】

(1) 【最近４年間の事業年度別最高・最低株価】

① 普通株式

回次	第１期	第２期	第３期	第４期
決算年月	平成15年３月	平成16年３月	平成17年３月	平成18年３月
最高(円)	452,000	780,000	854,000	1,370,000
最低(円)	206,000	162,000	599,000	659,000

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

② 優先株式

各種優先株式は、いずれも証券取引所に上場されておりません。

(2) 【最近６月間の月別最高・最低株価】

① 普通株式

月別	平成17年10月	11月	12月	平成18年１月	２月	３月
最高(円)	1,100,000	1,230,000	1,300,000	1,370,000	1,370,000	1,310,000
最低(円)	954,000	1,080,000	1,120,000	1,120,000	1,220,000	1,200,000

(注) 最高・最低株価は東京証券取引所市場第一部におけるものであります。

② 優先株式

各種優先株式は、いずれも証券取引所に上場されておりません。

5 【役員の状況】

(平成18年６月30日現在)

役名及び職名	氏名	生年月日	略歴		所有株式数(株)
取締役会長 (代表取締役)	奥　正　之	昭和19年12月２日生	昭和43年４月 平成６年６月 平成10年11月 平成11年６月 平成13年１月 平成13年４月 平成14年12月 平成14年12月 平成15年６月 平成17年６月	株式会社住友銀行入行 同取締役 同常務取締役 同常務取締役兼常務執行役員 同専務取締役兼専務執行役員 株式会社三井住友銀行専務取締役兼専務執行役員 同取締役辞任 株式会社三井住友フィナンシャルグループ専務取締役 同取締役退任 株式会社三井住友銀行副頭取兼副頭取執行役員 株式会社三井住友フィナンシャルグループ取締役会長(現職) 株式会社三井住友銀行頭取兼最高執行役員(現職)	22
取締役社長 (代表取締役)	北　山　禎　介	昭和21年10月26日生	昭和44年４月 平成９年６月 平成11年６月 平成11年６月 平成12年４月 平成12年６月 平成13年４月 平成15年３月 平成15年６月 平成16年４月 平成16年６月 平成16年６月 平成17年６月	株式会社三井銀行入行 株式会社さくら銀行取締役 同取締役辞任 同執行役員 同常務執行役員 同常務取締役兼常務執行役員 株式会社三井住友銀行常務取締役兼常務執行役員 株式会社三井住友銀行(旧商号株式会社わかしお銀行)常務取締役兼常務執行役員 株式会社三井住友フィナンシャルグループ専務執行役員 株式会社三井住友銀行専務取締役兼専務執行役員 株式会社三井住友フィナンシャルグループ副社長執行役員 株式会社三井住友銀行取締役辞任 株式会社三井住友フィナンシャルグループ取締役副社長 同取締役社長(現職) 株式会社三井住友銀行取締役会長(現職)	15
取締役副社長 (代表取締役)	西　山　茂	昭和23年３月４日生	昭和46年６月 平成12年４月 平成13年４月 平成14年６月 平成15年３月 平成16年４月 平成17年６月 平成17年６月 平成18年４月 平成18年６月	株式会社三井銀行入行 株式会社さくら銀行執行役員 株式会社三井住友銀行執行役員 同常務執行役員 株式会社三井住友銀行(旧商号株式会社わかしお銀行)常務執行役員 同常務取締役兼常務執行役員 同専務取締役兼専務執行役員 株式会社三井住友フィナンシャルグループ取締役 株式会社三井住友銀行取締役 同取締役退任 株式会社三井住友フィナンシャルグループ取締役副社長(現職)	14
取締役	平　澤　正　英	昭和22年９月15日生	昭和45年４月 平成９年６月 平成11年６月 平成11年６月 平成13年１月 平成13年４月 平成14年12月 平成15年３月 平成15年６月 平成16年４月 平成17年６月 平成18年４月	株式会社住友銀行入行 同取締役 同取締役辞任 同執行役員 同常務執行役員 株式会社三井住友銀行常務執行役員 株式会社三井住友フィナンシャルグループ総務部長 株式会社三井住友銀行(旧商号株式会社わかしお銀行)常務執行役員 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行常務取締役兼常務執行役員 同専務取締役兼専務執行役員 同副頭取兼副頭取執行役員 同取締役兼副頭取執行役員(現職)	15

役名及び職名	氏名	生年月日	略歴		所有株式数(株)
取締役	遠　藤　　　修	昭和24年12月１日生	昭和47年４月	株式会社三井銀行入行	7
			平成12年４月	株式会社さくら銀行執行役員	
			平成13年４月	株式会社三井住友銀行執行役員	
			平成15年３月	株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員	
			平成15年６月	同常務執行役員	
			平成17年６月	同常務取締役兼常務執行役員	
			平成18年４月	株式会社三井住友フィナンシャルグループ専務執行役員	
				株式会社三井住友銀行取締役兼専務執行役員(現職)	
			平成18年６月	株式会社三井住友フィナンシャルグループ取締役(現職)	
取締役	種　橋　潤　治	昭和25年７月22日生	昭和48年４月	株式会社住友銀行入行	11
			平成13年４月	株式会社三井住友銀行財務企画部長	
			平成14年６月	同経営企画部長	
			平成14年６月	同執行役員	
			平成14年12月	株式会社三井住友フィナンシャルグループ企画部長	
			平成15年３月	株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員	
			平成16年１月	同常務執行役員	
			平成16年６月	株式会社三井住友フィナンシャルグループ常務執行役員	
			平成17年６月	同取締役(現職)	
			平成18年４月	株式会社三井住友銀行取締役兼専務執行役員(現職)	
取締役	山　内　悦　嗣	昭和12年６月30日生	昭和37年12月	アーサーアンダーセン入社	―
			昭和61年９月	同社日本代表	
				英和監査法人　統括代表	
			平成３年10月	井上斎藤英和監査法人　理事長	
			平成５年10月	朝日監査法人　専務理事	
				アーサーアンダーセン　日本副代表	
			平成11年５月	朝日監査法人　専務理事退任	
			平成11年６月	同社退職	
				アーサーアンダーセン退職	
			平成11年６月	株式会社住友銀行取締役	
			平成13年４月	株式会社三井住友銀行取締役	
			平成14年12月	同取締役辞任	
			平成14年12月	株式会社三井住友フィナンシャルグループ取締役(現職)	
			平成17年６月	株式会社三井住友銀行取締役(現職)	
取締役	山　川　洋一郎	昭和16年７月21日生	昭和41年４月	弁護士登録(現職)	―
			昭和54年４月	古賀・吉川・山川・中川法律事務所パートナー(現職)	
			(昭和59年４月)	(上記事務所の名称を「古賀総合法律事務所」と改称)	
			平成３年９月	ミシガン大学ロースクール客員教授	
			平成４年10月	同大学ロースクール客員教授退任	
			平成13年６月	株式会社三井住友銀行取締役	
			平成14年12月	同取締役辞任	
			平成14年12月	株式会社三井住友フィナンシャルグループ取締役(現職)	
			平成17年６月	株式会社三井住友銀行取締役(現職)	

役名及び職名	氏名	生年月日	略歴		所有株式数(株)
取締役	横　山　禎　徳	昭和17年９月16日生	昭和41年４月 昭和48年９月 昭和50年９月 昭和62年７月 平成14年６月 平成14年６月 平成15年４月 平成18年６月	前川國男建築設計事務所入所 デイビス・ブロディ　アンド　アソシエーツ入所 マッキンゼー・アンド・カンパニー・インク入社 同社ディレクター(シニア・パートナー) 同社退職 オリックス株式会社取締役(現職) 株式会社産業再生機構監査役(現職) 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行取締役(現職)	―
常任監査役	横　　守　雄	昭和21年11月４日生	昭和45年４月 平成10年６月 平成11年６月 平成11年６月 平成12年４月 平成13年４月 平成15年３月 平成15年６月 平成16年４月 平成17年６月 平成18年６月	株式会社神戸銀行入行 株式会社さくら銀行取締役 同取締役辞任 同執行役員 同常務執行役員 株式会社三井住友銀行常務執行役員 株式会社三井住友銀行(旧商号株式会社わかしお銀行)常務執行役員 同常務取締役兼常務執行役員 同専務取締役兼専務執行役員 同取締役退任 株式会社三井住友フィナンシャルグループ取締役副社長 同取締役辞任 同常任監査役(現職) 株式会社三井住友銀行監査役(現職)	11
常任監査役	小　林　貞　雄	昭和24年６月９日生	昭和47年４月 平成12年４月 平成13年４月 平成15年３月 平成15年６月 平成15年６月 平成18年６月	株式会社三井銀行入行 株式会社さくら銀行執行役員 株式会社三井住友銀行執行役員　アジア本部長委嘱 株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員　アジア本部長委嘱 同執行役員 株式会社三井住友フィナンシャルグループ常任監査役(現職) 株式会社三井住友銀行監査役 同監査役辞任	19
監査役	大　西　勝　也	昭和３年９月10日生	昭和28年４月 昭和63年２月 平成元年11月 平成３年５月 平成10年９月 平成10年11月 平成12年６月 平成13年４月 平成14年12月 平成15年３月	京都地方裁判所判事補任官 最高裁判所事務総長 東京高等裁判所長官 最高裁判所判事 退官 弁護士登録(現職) 株式会社住友銀行監査役 株式会社三井住友銀行監査役 株式会社三井住友フィナンシャルグループ監査役(現職) 株式会社三井住友銀行(旧商号株式会社わかしお銀行)監査役(現職)	―
監査役	荒　木　　浩	昭和６年４月18日生	昭和29年４月 平成５年６月 平成11年６月 平成14年９月 平成16年６月 平成18年６月	東京電力株式会社入社 同社取締役社長 同社取締役会長 同社顧問(現職) 株式会社三井住友フィナンシャルグループ監査役(現職) 株式会社三井住友銀行監査役(現職)	―

役名及び職名	氏名	生年月日	略歴		所有株式数（株）
監査役	宇　野　郁　夫	昭和10年１月４日生	昭和34年３月 平成９年４月 平成17年４月 平成17年６月 平成18年６月	日本生命保険相互会社入社 同社代表取締役社長 同社代表取締役会長（現職） 株式会社三井住友フィナンシャルグループ監査役（現職） 株式会社三井住友銀行監査役（現職）	―
計					114

（注）１　取締役　山内悦嗣、同　山川洋一郎、同　横山禎徳の３氏は、会社法第２条第15号に定める社外取締役であります。

２　監査役　大西勝也、同　荒木　浩、同　宇野郁夫の３氏は、会社法第２条第16号に定める社外監査役であります。

6 【コーポレート・ガバナンスの状況】

(1) コーポレート・ガバナンスに関する基本的な考え方

当社グループでは、「経営理念」を当社グループの経営における普遍的な考え方として定め、企業活動を行う上での拠りどころと位置づけております。経営理念に掲げる考え方を実現するために、コーポレート・ガバナンスの強化・充実を経営上の最優先課題の一つと考えております。

＜経営理念＞

○お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

○事業の発展を通じて、株主価値の永続的な増大を図る。

○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

経営理念に掲げる考え方について、グループでの共有を図るべく、業務全般に亘る行動指針である「行動規範」を経営理念に基づき定め、当社グループの全役職員に周知・浸透を図っております。

＜行動規範＞

○株主価値の増大に努めると同時に、顧客、社員等のステークホルダーとの健全な関係を保つ。信用を重んじ、法律、規則を遵守し、高い倫理観を持ち、公正かつ誠実に行動する。

○知識、技能、知恵の継続的な獲得・更新を行い、同時にあらゆる面における生産性向上に注力し、他より優れた金融サービスを競争力ある価格で提供する。

○お客さま一人一人の理解に努め、変化するニーズに合った価値を提供することにより、グローバルに通用するトップブランドを構築する。

○「選択と集中」を実践し、戦略による差別化を図る。経営資源の戦略的投入により、自ら選別した市場においてトッププレイヤーとなる。

○先進性と独創性を尊び積極果敢に行動し、経営のあらゆる面で常に他に先行することにより、時間的な差別化を図る。

○多様な価値観を包含する合理性と市場原理に立脚した強い組織を作る。意思決定を迅速化し、業務遂行力を高めるために、厳格なリスクマネジメントの下、権限委譲を進める。

○能力と成果を重視する客観的な評価・報酬制度の下で、高い目標に取り組んでいくことにより、事業も社員も成長を目指す。

(2) コーポレート・ガバナンス体制

（役員の状況）

当社では監査役制度を採用しております。

役員は取締役９名、監査役５名の体制となっており、このうち取締役３名、監査役３名は社外からの選任であります(平成18年６月末現在)。

社外取締役には、当社の業務執行に関し、適法性・妥当性確保の観点から専門家(公認会計士・弁護士・経営コンサルタント経験者)を選任しております。

(取締役会・監査役)

取締役会は原則として月１回開催されておりますが、取締役会の議長には取締役会長が就任、業務全般を統括する取締役社長との分担を図っております。

また、取締役会の機能を補完するため、取締役会の内部には「監査委員会」、「リスク管理委員会」、「報酬委員会」及び「人事委員会」という４つの委員会を設けておりますが、社外取締役はすべての内部委員会の委員(監査委員会及び報酬委員会は社外取締役が委員長)に就任しており、業務執行から離れた客観的な審議が行われる体制を構築しております。

○監査委員会(原則四半期に１回開催)

グループ全体の内部監査に関する重要な事項を審議します。

○リスク管理委員会(必要に応じて随時開催)

グループ全体のリスク管理及びコンプライアンスに関する重要な事項を審議します。

○報酬委員会(必要に応じて随時開催)

当社及び株式会社三井住友銀行の取締役及び執行役員に関する次の事項等を審議します。

・報酬及び賞与に関する事項

・その他報酬に関する重要事項

○人事委員会(必要に応じて随時開催)

当社及び株式会社三井住友銀行の取締役に関する次の事項等を審議します。

・取締役候補者の選定に関する事項

・役付取締役の選任及び代表取締役の選任に関する事項

・その他取締役の人事に関する重要事項

監査役は、取締役会をはじめとした当社の重要な会議に出席し、取締役等から営業の報告を受けるとともに、重要な決裁書類等の閲覧、内部監査部署や子会社、会計監査人からの報告聴取等を通じて、当社・子会社の業務執行状況の監査を実施しております。当社は監査役による監督・監視機能を重視しており、役付取締役経験者を常勤監査役に選任しているほか、監査役から経営者への提言等を含めた意見交換を定期的に開催するなど、監査役監査の実効性向上を図っております。

(業務執行)

取締役会の下に、グループ全体の業務執行及び経営管理に関する最高意思決定機関として「グループ経営会議」を設置しております。同会議は取締役社長が主宰し、取締役社長が指名する役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、グループ経営会議を構成する役員間で行った協議を踏まえて採否を決定したうえで執行しております。さらに、グループ経営会議の一部として「内部監査会議」を設置し、グループ経営会議を構成する役員に内部監査部署の長を加え、監査に関する事項の協議を行っております。

また、グループ各社の業務計画に関する事項については、「グループ戦略会議」を設け、当社及びグループ各社の経営レベルで意見交換・協議・報告を行っております。さらに、株式会社三井住友銀行については、当社の取締役9名(うち社外3名)のうち、8名(うち社外3名)が同行の取締役を兼務することを通じて、業務執行状況の監督を行っております。また、三井住友カード株式会社、三井住友銀リース株式会社及び株式会社日本総合研究所の3社については、当社の各社所管部担当役員が非常勤取締役に就任、社外取締役として業務執行状況の監督を行っております。

(3) 内部統制システム

当社では、健全な経営を堅持していくために、内部監査体制、コンプライアンス体制、リスク管理体制等、内部統制システムの整備による磐石な経営体制の構築を重要な経営課題と位置づけ、取り組んでおります。

(内部監査体制)

当社は、業務ラインから独立した監査部を設置しております。

監査部は、グループの最適経営に資するため、グループの業務運営の適切性や資産の健全性の確保を目的として、当社各部に対する内部監査を実施し、コンプライアンス体制やリスク管理を含む内部管理態勢の適切性・有効性を検証しております。また、グループ各社の内部監査機能を統括し、グループ各社の内部監査実施状況のモニタリングを通じ、各社の内部管理態勢の検証を行うとともに、必要に応じてグループ各社に対する監査を実施しております。なお、グループ各社の内部監査実施状況については、今後、従来手法のモニタリングに加え、バックデータの検証やサンプルによる実査等により、監査機能を強化してまいります。

監査結果については、内部監査会議及び監査委員会に対して定例的に報告を行っております。また、監査委員会で審議が行われたのち、取締役会へ報告が行われております。

監査部は、内部監査に関する国際的な団体である内部監査人協会 (注)の基準に則った監査手法を導入し、リスクベース監査を行うとともに、これをグループ各社にも展開しております。また、監査役、監査部及び会計監査人は、必要に応じて情報交換を行うことにより、適切な監査を行うための連携強化に努めております。

平成18年3月末現在の監査部の人員は、23名(株式会社三井住友銀行との兼務者8名及び株式会社日本総合研究所との兼務者1名)となっております。

(注) 内部監査人協会(The Institute of Internal Auditors, Inc.(IIA))
内部監査人協会とは、内部監査人の専門性向上と職業的地位確立を目指し、1941年に米国で設立された団体です。内部監査に関する理論・実務の研究を行っている他、内部監査の国際的資格である「公認内部監査人(CIA)」の試験開催及び認定を行っています。

(会計監査の状況)

当社はあずさ監査法人との間で監査契約を締結し、会計監査を受けております。当期において業務を執行した公認会計士の氏名及び会計監査業務に係る補助者の構成は以下のとおりであります。なお、継続監査年数については7年以内であるため、記載を省略しております。

業務を執行した公認会計士の氏名

指定社員　業務執行社員　佐藤正典、沼野廣志、髙波博之

会計監査業務に係る補助者の構成

公認会計士　17名、会計士補　16名

(コンプライアンス)

当社は、コンプライアンス体制の強化を経営の最重要課題の一つと位置づけ、グループ全体の健全かつ適切な業務運営を確保する観点から、グループ各社のコンプライアンス体制等に関して、適切な指示・指導、モニタリングが行えるよう、体制を整備しております。

取締役会・グループ経営会議では、コンプライアンスに関する重要な事項の決定を行うとともに、関連施策の進捗を把握し、必要に応じて、適宜指示を行っております。

また、コンプライアンス担当役員、関連部長のほか、諮問委員として外部有識者が参加する「コンプライアンス委員会」を設置し、グループ全体のコンプライアンス強化等に関する事項を審議しております。

その他、当社では、企業としての自浄作用を高めるとともに、通報者の保護を図ることを目的として、内部通報制度を設けております。本制度は、当社役職員による法令や内部規程への違反の事態について、従業員からの直接の通報を受け付け、問題の端緒を速やかに把握し、拡大の未然防止を図ることを狙いとするもので、通報受付窓口として、社内部署に加え外部弁護士も対応しております。

(リスク管理)

当社は、グループ全体のリスク管理に関する基本的な考え方として、当社がグループ全体として管理すべきリスクの種類を特定したうえで「グループ全体のリスク管理の基本方針」を策定し、この基本方針に即してグループ各社が適切なリスク管理態勢の整備・実施を図るよう、当社が必要な指導及びモニタリングを行う旨を定めています。これに際し、グループ全体のリスクを総合的に管理する観点から、リスク管理に関する統括機能を有した「リスク統括部」を設置し、企画部とともに各リスクについて網羅的、体系的な管理を行っております。

さらに、「グループ全体のリスク管理の基本方針」は、グループ経営会議で決裁のうえ、取締役会の承認を得るというプロセスをたどり、グループ経営会議、担当役員、リスク管理担当部署等は、こうして承認された基本方針に基づいてリスク管理を行います。

(ＣＳＲへの取組み)

当社は、ＣＳＲへの取組みを強化するため、「グループＣＳＲ委員会」を設置するほか、企画部内に「グループＣＳＲ室」を設置しております。グループＣＳＲ委員会では、企画部担当役員を委員長として、社会貢献、環境活動を含む、グループ全体のＣＳＲ活動に関する事項を協議しております。

また、当社では、ＣＳＲの基本方針として、「ＣＳＲの定義」及び「ＣＳＲの共通理念」を以下のとおり定めております。

<ＣＳＲの定義>

「事業を遂行する中で、①お客さま、②株主・市場、③社会・環境、④従業員に、より高い価値を提供することを通じて、社会全体の持続的な発展に貢献していくこと」

<ＣＳＲの共通理念＝「ビジネス・エシックス」>

○お客様本位の徹底

私たちは、お客様に支持される企業集団を目指します。そのために、常にお客様のニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客様の満足と信頼を獲得します。

○健全経営の堅持

私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。そのために、株主、お客様、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

○社会発展への貢献

私たちは、社会の健全な発展に貢献する企業集団を目指します。そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

○自由闊達な企業風土

私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

○コンプライアンス

私たちは、常にコンプライアンスを意識する企業集団を目指します。そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックス(企業倫理)を意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

(情報開示)

当社は、適時適切な情報開示を実施するため、「情報開示委員会」を設置しております。情報開示委員会では、財務部担当役員を委員長として、情報開示に係る内容の適正性及び内部統制の有効性・改善策に関する事項を協議しております。

なお、当社は、持株会社としての「管理・検証」機能のさらなる強化、複眼化を図ることを目的に、「グループ業務管理室」の設置を決定しております。当社では、同室を持株会社の専任組織と位置づけ、同室にて当社グループのコンプライアンス、ＣＳ・品質管理、ＣＳＲ活動等に関する業務運営の適切性を検証してまいります。

また、株式会社三井住友銀行は、コンプライアンスやＣＳ・品質管理等に関する諸施策について審議する場として、「業務管理委員会」の設置を決定しており、客観性確保の観点から、外部有識者及び社外取締役が過半数を占める構成としております。審議結果は、当社及び株式会社三井住友銀行の取締役会へ報告し、コンプライアンスやＣＳ・品質向上の施策に反映する体制としております。

(4) 会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

社外取締役である山内悦嗣氏は公認会計士であり、また同じく社外取締役である山川洋一郎氏は弁護士であり、ともに当社との間に特別な利害関係はございません。

社外取締役である横山禎徳氏は、当社との間に特別な利害関係はございません。

社外監査役である大西勝也氏は弁護士であり、当社との間に特別な利害関係はございません。

社外監査役である荒木浩氏は東京電力株式会社の顧問であり、社外監査役である宇野郁夫氏は日本生命保険相互会社の取締役会長でありますが、いずれも当社との間に特別な利害関係はございません。

なお、当社グループは、東京電力株式会社及び日本生命保険相互会社と通常の営業取引がございます。


株主
SMFG
株主総会
会計監査人
外部有識者
経営・監督
内部統制／監視
取締役会（９名）
リスク管理委員会
人事委員会
報酬委員会
（委員長：社外）
監査委員会
（委員長：社外）
社外取締役（３名）
監査役・監査役会（５名）
社外監査役（３名）
監査役室
報告
業務執行
グループ経営会議
内部監査会議
コンプライアンス委員会
参加
グループＣＳＲ委員会
情報開示委員会
グループ戦略会議
広報部
企画部
ＩＲ室
グループＣＳＲ室
財務部
グループ事業部
コンシューマービジネス統括部
インベストメント・バンキング統括部
ＩＴ企画部
人事部
総務部
リスク統括部
監査部

（平成18年６月末現在）

(5) 役員報酬の内容

当事業年度における当社の取締役及び監査役に対する役員報酬は、次のとおりであります。

① 取締役に対する報酬

111百万円

② 監査役に対する報酬

38百万円

(6) 監査報酬の内容

当社の会計監査人であるあずさ監査法人に対する当社及び連結子会社の報酬は、次のとおりであります。

① 公認会計士法(昭和23年法律第103号)第2条第1項に規定する業務に基づく報酬
563百万円

② 上記以外の業務に基づく報酬
81百万円

第５ 【経理の状況】

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

なお、前連結会計年度(自平成16年４月１日 至平成17年３月31日)は「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年１月30日内閣府令第５号)附則第２項のただし書きにより、改正前の連結財務諸表規則及び銀行法施行規則に基づき作成し、当連結会計年度(自平成17年４月１日 至平成18年３月31日)は改正後の連結財務諸表規則及び銀行法施行規則に基づき作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しております。

なお、前事業年度(自平成16年４月１日 至平成17年３月31日)は「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年１月30日内閣府令第５号)附則第２項のただし書きにより、改正前の財務諸表等規則に基づき作成し、当事業年度(自平成17年４月１日 至平成18年３月31日)は改正後の財務諸表等規則に基づき作成しております。

(3) 連結財務諸表及び財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

(4) 前連結会計年度及び当連結会計年度の連結財務諸表並びに前事業年度及び当事業年度の財務諸表は、証券取引法第193条の２の規定に基づき、あずさ監査法人の監査証明を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成17年３月31日現在)		当連結会計年度 (平成18年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)					
現金預け金	※８	4,989,814	5.00	7,107,469	6.64
コールローン及び買入手形		1,004,512	1.01	651,905	0.61
買現先勘定		124,856	0.13	117,474	0.11
債券貸借取引支払保証金		568,340	0.57	1,956,650	1.83
買入金銭債権		606,032	0.61	633,760	0.59
特定取引資産	※８	3,769,073	3.78	4,078,025	3.81
金銭の信託		3,832	0.00	2,912	0.00
有価証券	※1,2,8	24,233,701	24.30	25,505,861	23.84
貸出金	※3,4,5,6,7,8,9	54,799,805	54.95	57,267,203	53.52
外国為替	※７	895,586	0.90	947,744	0.89
その他資産	※8,10	3,110,454	3.12	3,403,832	3.18
動産不動産	※8,11,12,13	836,053	0.84	806,369	0.75
リース資産	※12	1,007,015	1.01	999,915	0.93
繰延税金資産		1,598,158	1.60	1,051,609	0.98
連結調整勘定		13,381	0.01	6,612	0.01
支払承諾見返		3,444,799	3.45	3,508,695	3.28
貸倒引当金		△1,273,560	△1.28	△1,035,468	△0.97
資産の部合計		99,731,858	100.00	107,010,575	100.00

区分	注記番号	前連結会計年度(平成17年3月31日現在) 金額(百万円)	構成比(%)	当連結会計年度(平成18年3月31日現在) 金額(百万円)	構成比(%)
(負債の部)					
預金	※8	68,474,861	68.66	70,834,125	66.19
譲渡性預金		2,713,270	2.72	2,708,643	2.53
コールマネー及び売渡手形	※8	4,971,462	4.98	8,016,410	7.49
売現先勘定	※8	405,671	0.41	396,205	0.37
債券貸借取引受入担保金	※8	3,868,001	3.88	2,747,125	2.57
コマーシャル・ペーパー		374,100	0.38	10,000	0.01
特定取引負債	※8	2,110,473	2.12	2,908,158	2.72
借用金	※7,8,14	2,142,873	2.15	2,133,707	1.99
外国為替		478,482	0.48	447,722	0.42
短期社債		1,000	0.00	383,900	0.36
社債	※15	4,339,497	4.35	4,241,417	3.96
信託勘定借		50,457	0.05	318,597	0.30
その他負債	※8	2,363,786	2.37	2,625,594	2.45
賞与引当金		23,816	0.02	25,300	0.02
退職給付引当金		34,792	0.03	36,786	0.04
日本国際博覧会出展引当金		231	0.00	—	—
特別法上の引当金		1,093	0.00	1,141	0.00
繰延税金負債		45,259	0.05	49,484	0.05
再評価に係る繰延税金負債	※11	90,994	0.09	50,133	0.05
支払承諾	※8	3,444,799	3.45	3,508,695	3.28
負債の部合計		95,934,927	96.19	101,443,151	94.80
(少数株主持分)					
少数株主持分		1,021,203	1.03	1,113,025	1.04
(資本の部)					
資本金	※16	1,352,651	1.35	1,420,877	1.33
資本剰余金		974,346	0.98	1,229,225	1.15
利益剰余金		329,963	0.33	992,064	0.93
土地再評価差額金	※11	57,853	0.06	38,173	0.03
その他有価証券評価差額金		410,653	0.41	819,927	0.77
為替換算調整勘定		△79,883	△0.08	△41,475	△0.04
自己株式	※17	△269,857	△0.27	△4,393	△0.01
資本の部合計		2,775,728	2.78	4,454,399	4.16
負債、少数株主持分及び資本の部合計		99,731,858	100.00	107,010,575	100.00

② 【連結損益計算書】

		前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)		当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		3,580,796	100.00	3,705,136	100.00
資金運用収益		1,521,728		1,662,600	
貸出金利息		1,145,653		1,214,142	
有価証券利息配当金		256,396		317,352	
コールローン利息及び買入手形利息		7,095		14,330	
買現先利息		3,163		6,767	
債券貸借取引受入利息		185		613	
預け金利息		36,183		59,875	
その他の受入利息		73,050		49,519	
信託報酬		2,609		8,631	
役務取引等収益		596,086		703,928	
特定取引収益		144,587		32,807	
その他業務収益		1,058,289		1,144,147	
リース料収入		428,729		429,274	
割賦売上高		222,355		238,537	
その他の業務収益		407,205		476,335	
その他経常収益	※1	257,495		153,021	
経常費用		3,611,089	100.85	2,741,582	73.99
資金調達費用		350,385		500,993	
預金利息		131,498		266,648	
譲渡性預金利息		3,713		12,877	
コールマネー利息及び売渡手形利息		3,917		5,969	
売現先利息		3,472		7,447	
債券貸借取引支払利息		51,853		58,292	
コマーシャル・ペーパー利息		224		69	
借用金利息		36,793		29,016	
短期社債利息		0		375	
社債利息		84,694		86,010	
その他の支払利息		34,217		34,285	
役務取引等費用		79,976		84,336	
特定取引費用		199		―	
その他業務費用		867,748		876,635	
賃貸原価		383,177		385,307	
割賦原価		205,775		219,026	
その他の業務費用		278,796		272,301	
営業経費	※2	852,715		853,796	
その他経常費用		1,460,064		425,819	
貸倒引当金繰入額		288,902		163,549	
その他の経常費用	※3	1,171,161		262,269	
経常利益(△は経常損失)		△30,293	△0.85	963,554	26.01
特別利益		9,074	0.25	97,952	2.64
動産不動産処分益		4,909		5,794	
償却債権取立益		1,032		31,584	
その他の特別利益	※4	3,132		60,574	
特別損失		87,316	2.43	18,144	0.49
動産不動産処分損		68,883		5,242	
減損損失	※6	―		12,303	
証券取引責任準備金繰入額		23		47	
その他の特別損失	※5	18,409		551	
税金等調整前当期純利益 (△は税金等調整前当期純損失)		△108,535	△3.03	1,043,362	28.16
法人税、住民税及び事業税		30,638	0.86	69,818	1.89
還付法人税等		8,869	0.25	―	―
法人税等調整額		52,912	1.48	226,901	6.12
少数株主利益		50,983	1.42	59,800	1.61
当期純利益(△は当期純損失)		△234,201	△6.54	686,841	18.54

③ 【連結剰余金計算書】

		前連結会計年度 (自 平成16年4月1日 至 平成17年3月31日)	当連結会計年度 (自 平成17年4月1日 至 平成18年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)
(資本剰余金の部)			
資本剰余金期首残高		865,282	974,346
資本剰余金増加高		109,064	254,878
増資による新株の発行		105,001	68,225
自己株式処分差益		4,063	186,653
資本剰余金期末残高		974,346	1,229,225
(利益剰余金の部)			
利益剰余金期首残高		611,189	329,963
利益剰余金増加高		3,863	706,506
当期純利益		—	686,841
連結子会社の増加に伴う増加高		—	3
連結子会社の減少に伴う増加高		4	11
持分法適用会社の減少に伴う増加高		1,747	—
土地再評価差額金の取崩に伴う増加高		2,111	19,649
利益剰余金減少高		285,088	44,405
当期純損失		234,201	—
配当金		46,421	44,389
連結子会社の増加に伴う減少高		—	5
連結子会社の減少に伴う減少高		0	10
持分法適用会社の減少に伴う減少高		4,466	—
利益剰余金期末残高		329,963	992,064

④ 【連結キャッシュ・フロー計算書】

		前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
区分	注記番号	金額(百万円)	金額(百万円)
Ⅰ　営業活動によるキャッシュ・フロー			
税金等調整前当期純利益 (△は税金等調整前当期純損失)		△108,535	1,043,362
動産不動産等減価償却費		84,120	82,671
リース資産減価償却費		340,777	336,871
減損損失		―	12,303
連結調整勘定償却額		10,017	6,270
持分法による投資損益(△)		△27,142	△31,887
子会社株式売却損益及び 子会社の増資に伴う持分変動損益(△)		―	△63,257
貸倒引当金の増加額		△140,104	△241,530
賞与引当金の増加額		1,497	1,403
退職給付引当金の増加額		134,819	1,993
日本国際博覧会出展引当金の増加額		114	△231
資金運用収益		△1,521,728	△1,662,600
資金調達費用		350,385	500,993
有価証券関係損益(△)		102,784	△27,853
金銭の信託の運用損益(△)		△0	△13
為替差損益(△)		△105,603	△175,815
動産不動産処分損益(△)		63,973	△551
リース資産処分損益(△)		△3,345	△3,235
特定取引資産の純増(△)減		△468,577	△225,005
特定取引負債の純増減(△)		246,434	746,642
貸出金の純増(△)減		468,339	△2,311,499
預金の純増減(△)		3,137,797	2,210,634
譲渡性預金の純増減(△)		△806,192	△8,026
借用金(劣後特約付借入金を除く)の 純増減(△)		△180,888	90,612
有利息預け金の純増(△)減		△245,726	175,960
コールローン等の純増(△)減		△743,218	342,387
債券貸借取引支払保証金の純増(△)減		440,987	△1,388,310
コールマネー等の純増減(△)		△2,013,905	3,027,037
コマーシャル・ペーパーの純増減(△)		91,400	△364,100
債券貸借取引受入担保金の純増減(△)		△2,078,345	△1,120,876
外国為替(資産)の純増(△)減		△151,254	△46,473
外国為替(負債)の純増減(△)		△94,405	△31,381
短期社債(負債)の純増減(△)		1,000	382,900
普通社債の発行・償還による純増減(△)		130,498	△365,646
信託勘定借の純増減(△)		14,424	268,140
資金運用による収入		1,553,995	1,691,320
資金調達による支出		△336,234	△509,760
取引約定未払金の純増減(△)		△1,020,879	―
その他		△350,488	△104,996
小計		△3,223,208	2,238,450
法人税等の支払額		△56,914	△30,096
営業活動によるキャッシュ・フロー		△3,280,122	2,208,354

区分	注記番号	前連結会計年度 (自 平成16年4月1日 至 平成17年3月31日) 金額(百万円)	当連結会計年度 (自 平成17年4月1日 至 平成18年3月31日) 金額(百万円)
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出		△46,309,832	△43,620,790
有価証券の売却による収入		36,134,383	33,089,259
有価証券の償還による収入		13,118,211	10,164,213
金銭の信託の増加による支出		—	△2,851
金銭の信託の減少による収入		0	3,789
動産不動産の取得による支出		△56,945	△43,066
動産不動産の売却による収入		93,474	17,733
リース資産の取得による支出		△396,497	△380,894
リース資産の売却による収入		43,702	55,186
子会社株式の一部売却による収入		—	54,937
連結範囲の変更を伴う子会社株式の取得による支出		△2,970	—
投資活動によるキャッシュ・フロー		2,623,525	△662,482
Ⅲ 財務活動によるキャッシュ・フロー			
劣後特約付借入による収入		36,000	103,000
劣後特約付借入金の返済による支出		△72,212	△215,884
劣後特約付社債・新株予約権付社債の発行による収入		440,237	431,458
劣後特約付社債・新株予約権付社債の償還による支出		△234,983	△198,800
株式等の発行による収入		210,003	136,451
配当金支払額		△46,463	△44,373
少数株主からの払込みによる収入		21,024	59,640
少数株主への配当金支払額		△39,457	△42,366
自己株式の取得による支出		△269,012	△2,209
自己株式の売却による収入		9,063	—
自己株式の処分による収入		—	452,549
財務活動によるキャッシュ・フロー		54,199	679,464
Ⅳ 現金及び現金同等物に係る換算差額		△378	3,840
Ⅴ 現金及び現金同等物の増加額		△602,776	2,229,177
Ⅵ 現金及び現金同等物の期首残高		3,529,479	2,930,645
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額		3,941	—
Ⅷ 連結除外に伴う現金及び現金同等物の減少額		—	△0
Ⅸ 現金及び現金同等物の期末残高	※1	2,930,645	5,159,822

連結財務諸表作成のための基本となる重要な事項

	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
1　連結の範囲に関する事項	(1) 連結子会社　167社 主要な連結子会社名は、「第１企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 なお、SMBCファイナンスビジネス・プランニング株式会社他20社は新規設立等により、当連結会計年度より連結子会社としております。 アットローン株式会社はプロミス株式会社の子会社となったため、当連結会計年度より連結子会社から除外し、持分法適用の関連会社としております。 旧株式会社みなとカード他４社は合併等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、エスエムエルシー・インダス有限会社他12社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 子会社エス・ビー・エル・マーキュリー有限会社他116社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社　162社 主要な連結子会社名は、「第１企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 なお、日綜(上海)信息系統有限公司他19社は新規設立等により、当連結会計年度から連結子会社としております。 わかしおオフィスサービス株式会社他12社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、エスエムエルシー・ケンタウルス有限会社他11社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。 また、その他の非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
2　持分法の適用に関する事項	(1) 持分法適用の非連結子会社　４社 主要な会社名 SBCS Co.,Ltd.	(1) 持分法適用の非連結子会社　３社 主要な会社名 SBCS Co.,Ltd. SBL Holdings Limitedは清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。

	前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
	(2) 持分法適用の関連会社　49社 主要な持分法適用の関連会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 なお、プロミス株式会社他7社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。 また、ソニー銀行株式会社他2社は議決権の所有割合の低下等により、関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マーキュリー有限会社他116社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(2) 持分法適用の関連会社　60社 主要な持分法適用の関連会社名は、「第1　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 なお、旧エヌ・アイ・エフベンチャーズ株式会社(エヌ・アイ・エフSMBCベンチャーズ株式会社に商号変更)他14社は株式取得等により、当連結会計年度から持分法適用の関連会社としております。 また、P.T.Perjahl Leasing Indonesia 他3社は株式売却等により、当連結会計年度より持分法適用の関連会社から除外しております。 (3) 持分法非適用の非連結子会社 子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。 (4) 持分法非適用の関連会社 主要な会社名 Daiwa SB Investments (USA) Ltd. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
3　連結子会社の事業年度等に関する事項	(1) 連結子会社の決算日は次のとおりであります。 9月末日　5社 10月末日　1社 12月末日　70社 1月末日　2社 3月末日　89社	(1) 連結子会社の決算日は次のとおりであります。 6月末日　2社 9月末日　5社 10月末日　1社 11月末日　2社 12月末日　64社 1月末日　1社 2月末日　2社 3月末日　85社 当連結会計年度より、海外連結子会社1社において、決算日を従来の12月末日から3月末日に変更しているため、連結財務諸表上、同社の損益は平成17年1月1日から平成18年3月31日までの15ヶ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
	(2) ９月末日を決算日とする連結子会社は３月末日現在、10月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。	(2) ６月末日、９月末日及び11月末日を決算日とする連結子会社は、３月末日現在、10月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、平成18年１月に設立された12月末日を決算日とする連結子会社については、３月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。
４　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 同左

	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。 ②　金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 同左
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左
	(4) 減価償却の方法 ①　動産不動産及びリース資産 当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　　７年～50年 動産　　２年～20年 その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ②　ソフトウェア 自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間(主として５年)に基づく定額法により償却しております。	(4) 減価償却の方法 ①　動産不動産及びリース資産 同左 ②　ソフトウェア 同左

	前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。	(5) 貸倒引当金の計上基準 主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。 なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
	すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,782,244百万円であります。	すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は799,143百万円であります。
	(6) 賞与引当金の計上基準 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同左
	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
	なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。 また、平成17年３月16日付で「退職給付に係る会計基準」(企業会計審議会　平成10年６月16日)の一部が改正され、実際運用収益が期待運用収益を超過したこと等による数理計算上の差異の発生又は給付水準を引き下げたことによる過去勤務債務の発生により年金資産が企業年金制度に係る退職給付債務を超えることとなった場合の当該超過額(以下、「未認識年金資産」という。)を資産及び利益として認識することが認められました。そのため、連結子会社である三井住友銀行及びその他の一部の連結子会社は、当連結会計年度から本改正会計基準を早期適用し、未認識年金資産を数理計算上の差異として処理しております。この早期適用に伴う損益への影響はありません。	
	(8) 日本国際博覧会出展引当金の計上基準 「2005年日本国際博覧会」(愛知万博)への出展費用については、日本国際博覧会出展引当金を計上しております。 なお、この引当金は租税特別措置法第57条の２の準備金を含んでおります。	――――
	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,075百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ②　証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(8) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,122百万円であり、次のとおり計上しております。 ①　金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ②　証券取引責任準備金 同左

	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
	(10) 外貨建資産・負債の換算基準 　連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 　また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。	(9) 外貨建資産・負債の換算基準 同左
	(11) リース取引の処理方法 　当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(10) リース取引の処理方法 同左
	(12) リース取引等に関する収益及び費用の計上基準 ①　リース取引のリース料収入の計上方法 　主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ②　割賦販売取引の売上高及び売上原価の計上方法 　主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(11) リース取引等に関する収益及び費用の計上基準 ①　リース取引のリース料収入の計上方法 同左 ②　割賦販売取引の売上高及び売上原価の計上方法 同左
	(13) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。	(12) 重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
	相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は197,872百万円、繰延ヘッジ利益の総額は167,948百万円であります。 ・為替変動リスク・ヘッジ 連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。	相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。 ・為替変動リスク・ヘッジ 同左

	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
	これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 　また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。 ・連結会社間取引等 　デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 　なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。	・連結会社間取引等 同左
	(14) 消費税等の会計処理 　当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(13) 消費税等の会計処理 同左

	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
5　連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	同左
6　連結調整勘定の償却に関する事項	三井住友カード株式会社及び三井住友銀リース株式会社に係る連結調整勘定は５年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。	同左
7　利益処分項目等の取扱いに関する事項	連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。	同左
8　連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左

連結財務諸表作成のための基本となる重要な事項の変更

前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
――――――	固定資産の減損に係る会計基準 「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年８月９日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第６号平成15年10月31日)を当連結会計年度から適用しております。これにより税金等調整前当期純利益は11,523百万円減少しております。 なお、銀行業においては、「銀行法施行規則」(昭和57年大蔵省令第10号)に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

表示方法の変更

前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
――――――	(連結キャッシュ・フロー計算書関係) 前連結会計年度において、営業活動によるキャッシュ・フローの「その他」に含めて表示しておりました「子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)」(前連結会計年度△3,120百万円)は、重要性が増加したため、当連結会計年度より区分掲記しております。 前連結会計年度において、営業活動によるキャッシュ・フローに区分掲記しておりました「取引約定未払金の純増減(△)」(当連結会計年度△788百万円)は、重要性が低下したため、当連結会計年度より「その他」に含めて表示しております。 前連結会計年度における財務活動によるキャッシュ・フローの「自己株式の売却による収入」(当連結会計年度452,277百万円)は、当連結会計年度より「自己株式の処分による収入」に含めて表示しております。

追加情報

前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
外形標準課税 「地方税法等の一部を改正する法律」(平成15年法律第９号)が平成15年３月31日に公布され、平成16年４月１日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当社及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当連結会計年度から連結損益計算書中の「営業経費」に含めて表示しております。	新株式発行及び自己株式の売出し 平成18年１月31日付で１株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、１株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年２月28日付で１株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、その他の経常費用には本発行に係る引受手数料相当額は含まれておりません。なお、１株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本剰余金に組み入れております。 さらに、平成18年１月31日付で１株当たりの売出価格1,166,200円、処分価額1,130,500円として400千株の自己株式の処分(引受人の買取引受けによる売出し)を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、その他の経常費用には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額を資本剰余金に計上しております。

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成17年３月31日現在)	当連結会計年度 (平成18年３月31日現在)
※１　有価証券には、非連結子会社及び関連会社の株式394,521百万円及び出資金1,462百万円を含んでおります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に8,774百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は467,647百万円、当連結会計年度末に当該処分をせずに所有しているものは192,791百万円であります。 ※３　貸出金のうち、破綻先債権額は68,337百万円、延滞債権額は1,398,964百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は29,441百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は730,701百万円であります。 　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※１　有価証券には、非連結子会社及び関連会社の株式494,538百万円及び出資金4,121百万円を含んでおります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,331百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,713,027百万円、当連結会計年度末に当該処分をせずに所有しているものは199,720百万円であります。 ※３　貸出金のうち、破綻先債権額は59,332百万円、延滞債権額は714,366百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は24,571百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は444,889百万円であります。 　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

前連結会計年度 (平成17年３月31日現在)	当連結会計年度 (平成18年３月31日現在)
※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,227,445百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、41百万万円であります。 　なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。	※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,243,160百万円であります。 　なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。
※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,552百万円であります。このうち、手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、11,576百万円であります。	※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は891,160百万円であります。このうち、手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、2,918百万円であります。
※８　担保に供している資産は次のとおりであります。 担保に供している資産 　現金預け金　75,769百万円 　特定取引資産　630,553百万円 　有価証券　6,492,047百万円 　貸出金　1,524,286百万円 　その他資産(延払資産等)　1,080百万円 担保資産に対応する債務 　預金　12,745百万円 　コールマネー及び売渡手形　3,976,469百万円 　売現先勘定　393,895百万円 　債券貸借取引受入担保金　3,283,601百万円 　特定取引負債　143,819百万円 　借用金　7,566百万円 　その他負債　14,072百万円 　支払承諾　144,023百万円 　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,613百万円、特定取引資産126,821百万円、有価証券6,659,318百万円及び貸出金27,500百万円を差し入れております。 　また、動産不動産のうち保証金権利金は100,014百万円、その他資産のうち先物取引差入証拠金は9,582百万円であります。	※８　担保に供している資産は次のとおりであります。 担保に供している資産 　現金預け金　79,117百万円 　特定取引資産　114,551百万円 　有価証券　9,229,645百万円 　貸出金　1,552,435百万円 　その他資産(延払資産等)　1,131百万円 担保資産に対応する債務 　預金　19,111百万円 　コールマネー及び売渡手形　6,996,598百万円 　売現先勘定　383,597百万円 　債券貸借取引受入担保金　2,543,261百万円 　特定取引負債　196,137百万円 　借用金　27,019百万円 　その他負債　36,317百万円 　支払承諾　157,658百万円 　上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,729百万円、特定取引資産665,395百万円及び有価証券4,072,275百万円を差し入れております。 　また、動産不動産のうち保証金権利金は97,162百万円、その他資産のうち先物取引差入証拠金は14,631百万円であります。

前連結会計年度 (平成17年3月31日現在)	当連結会計年度 (平成18年3月31日現在)
※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、37,440,642百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが33,204,890百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は527,374百万円、繰延ヘッジ利益の総額は429,751百万円であります。 ※11　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。	※9　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,176,896百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが32,754,665百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は610,517百万円、繰延ヘッジ利益の総額は436,183百万円であります。 ※11　連結子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

前連結会計年度 (平成17年3月31日現在)	当連結会計年度 (平成18年3月31日現在)
再評価を行った年月日 連結子会社である三井住友銀行 平成10年3月31日及び平成14年3月31日 その他の一部の連結子会社 平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より21,022百万円下回っております。	再評価を行った年月日 連結子会社である三井住友銀行 平成10年3月31日及び平成14年3月31日 その他の一部の連結子会社 平成11年3月31日、平成14年3月31日 同法律第3条第3項に定める再評価の方法 連結子会社である三井住友銀行 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 その他の一部の連結子会社 土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より15,253百万円下回っております。
※12　動産不動産の減価償却累計額は529,007百万円、リース資産の減価償却累計額は1,556,570百万円であります。	※12　動産不動産の減価償却累計額は546,672百万円、リース資産の減価償却累計額は1,564,686百万円であります。
	※13　動産不動産の圧縮記帳額　65,269百万円 (当連結会計年度圧縮記帳額　一百万円)
※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金734,097百万円が含まれております。	※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金622,500百万円が含まれております。
※15　社債には、劣後特約付社債1,867,981百万円が含まれております。	※15　社債には、劣後特約付社債2,132,066百万円が含まれております。
※16　当社の発行済株式の総数 普通株式　6,273千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第1回第四種優先株式　4千株 第2回第四種優先株式　4千株 第3回第四種優先株式　4千株 第4回第四種優先株式　4千株 第5回第四種優先株式　4千株 第6回第四種優先株式　4千株 第7回第四種優先株式　4千株 第8回第四種優先株式　4千株 第9回第四種優先株式　4千株 第10回第四種優先株式　4千株 第11回第四種優先株式　4千株 第12回第四種優先株式　4千株 第13回第四種優先株式　107千株 第1回第六種優先株式　70千株	※16　当社の発行済株式の総数 普通株式　7,424千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第1回第四種優先株式　4千株 第2回第四種優先株式　4千株 第3回第四種優先株式　4千株 第4回第四種優先株式　4千株 第5回第四種優先株式　4千株 第6回第四種優先株式　4千株 第7回第四種優先株式　4千株 第8回第四種優先株式　4千株 第9回第四種優先株式　4千株 第10回第四種優先株式　4千株 第11回第四種優先株式　4千株 第12回第四種優先株式　4千株 第1回第六種優先株式　70千株
※17　連結会社及び持分法を適用した非連結子会社並びに関連会社が保有する当社の株式の数 普通株式　404千株	※17　連結会社及び持分法を適用した非連結子会社並びに関連会社が保有する当社の株式の数 普通株式　6千株

(連結損益計算書関係)

前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
※1　その他経常収益には、株式等売却益129,258百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。 ※2　営業経費には、研究開発費355百万円を含んでおります。 ※3　その他の経常費用には、貸出金償却759,399百万円、株式等償却224,266百万円及び延滞債権等を売却したことによる損失147,984百万円を含んでおります。 ※4　その他の特別利益には、子会社の増資に伴う持分変動利益3,120百万円を含んでおります。 ※5　その他の特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額17,876百万円を含んでおります。	※1　その他経常収益には、株式等売却益93,433百万円及び持分法による投資利益31,887百万円を含んでおります。 ※2　営業経費には、研究開発費133百万円を含んでおります。 ※3　その他の経常費用には、貸出金償却69,355百万円、株式等償却32,345百万円及び延滞債権等を売却したことによる損失100,666百万円を含んでおります。 ※4　その他の特別利益は、子会社株式の売却及び子会社の増資に伴う持分変動による利益60,574百万円であります。 ※6　当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額
首都圏	遊休資産　47物件	土地、建物等	5,277百万円
近畿圏	営業用店舗 15ヵ店	土地、建物等	4,668百万円
	遊休資産　29物件		2,022百万円
その他	遊休資産　15物件	土地、建物等	334百万円

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は5～6%であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成17年３月31日現在 現金預け金勘定　4,989,814 有利息預け金　△2,059,168 現金及び現金同等物　2,930,645	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成18年３月31日現在 現金預け金勘定　7,107,469 有利息預け金　△1,947,647 現金及び現金同等物　5,159,822

（リース取引関係）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　4,779百万円 その他　392百万円 合計　5,171百万円 減価償却累計額相当額 動産　2,716百万円 その他　234百万円 合計　2,950百万円 年度末残高相当額 動産　2,063百万円 その他　157百万円 合計　2,221百万円 ・未経過リース料年度末残高相当額 １年内　880百万円 １年超　1,437百万円 合計　2,318百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,589百万円 減価償却費相当額　1,449百万円 支払利息相当額　144百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。	１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　7,464百万円 その他　313百万円 合計　7,778百万円 減価償却累計額相当額 動産　3,146百万円 その他　193百万円 合計　3,339百万円 年度末残高相当額 動産　4,317百万円 その他　120百万円 合計　4,438百万円 ・未経過リース料年度末残高相当額 １年内　1,653百万円 １年超　2,888百万円 合計　4,542百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　1,509百万円 減価償却費相当額　1,383百万円 支払利息相当額　141百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　1,911,595百万円 その他　611,354百万円 合計　2,522,949百万円 減価償却累計額 動産　1,204,282百万円 その他　342,715百万円 合計　1,546,997百万円 年度末残高 動産　707,313百万円 その他　268,639百万円 合計　975,952百万円	(2) 貸手側 ・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高 取得価額 動産　1,834,771百万円 その他　670,443百万円 合計　2,505,215百万円 減価償却累計額 動産　1,173,611百万円 その他　376,694百万円 合計　1,550,306百万円 年度末残高 動産　661,159百万円 その他　293,749百万円 合計　954,908百万円
・未経過リース料年度末残高相当額 １年内　319,727百万円 １年超　668,731百万円 合計　988,459百万円	・未経過リース料年度末残高相当額 １年内　304,065百万円 １年超　667,086百万円 合計　971,151百万円 このうち転貸リースに係る貸手側の未経過リース料年度末残高相当額は1,963百万円(うち１年以内707百万円)であります。なお借手側の未経過リース料年度末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料年度末残高相当額に含まれております。
・受取リース料、減価償却費及び受取利息相当額 受取リース料　412,550百万円 減価償却費　348,971百万円 受取利息相当額　66,591百万円	・受取リース料、減価償却費及び受取利息相当額 受取リース料　412,926百万円 減価償却費　327,776百万円 受取利息相当額　58,255百万円
・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。	・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。
2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　17,692百万円 １年超　81,546百万円 合計　99,238百万円	2　オペレーティング・リース取引 (1) 借手側 ・未経過リース料 １年内　18,089百万円 １年超　87,061百万円 合計　105,150百万円
(2) 貸手側 ・未経過リース料 １年内　7,584百万円 １年超　13,623百万円 合計　21,207百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち74,176百万円を借用金等の担保に提供しております。	(2) 貸手側 ・未経過リース料 １年内　11,703百万円 １年超　28,648百万円 合計　40,352百万円 なお、上記１、２に記載した貸手側の未経過リース料のうち56,572百万円を借用金等の担保に提供しております。

（有価証券関係）

※１　連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権等も含めて記載しております。

※２　「子会社株式及び関連会社株式で時価のあるもの」については、財務諸表における注記事項として記載しております。

Ⅰ　当連結会計年度

１　売買目的有価証券（平成18年３月31日現在）

	連結貸借対照表計上額（百万円）	当連結会計年度の損益に含まれた評価差額（百万円）
売買目的有価証券	1,088,599	△648

２　満期保有目的の債券で時価のあるもの（平成18年３月31日現在）

	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）	うち益（百万円）	うち損（百万円）
国債	750,204	730,568	△19,635	306	19,942
地方債	96,892	93,527	△3,365	―	3,365
社債	379,614	371,560	△8,053	―	8,053
その他	19,619	19,893	274	274	―
合計	1,246,330	1,215,549	△30,781	580	31,361

（注）１　時価は、当連結会計年度末日における市場価格等に基づいております。

２　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成18年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,903,193	3,605,884	1,702,690	1,722,129	19,438
債券	12,683,880	12,386,646	△297,233	988	298,222
国債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合計	18,781,252	20,154,589	1,373,337	1,771,170	397,833

(注) 1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円(費用)であります。

2　連結貸借対照表計上額は、株式については主として当連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は97百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30%以上下落
正常先　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当連結会計年度中に売却した満期保有目的の債券

該当ありません。

5　当連結会計年度中に売却したその他有価証券(自　平成17年４月１日　至　平成18年３月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	33,089,259	138,964	78,609

6　時価のない有価証券の主な内容及び連結貸借対照表計上額(平成18年３月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	269
その他	3,758
その他有価証券	
非上場株式(店頭売買株式を除く)	402,747
非上場債券	2,518,691
非上場外国証券	457,953
その他	309,303

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成18年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	5,841,530	4,784,630	2,468,673	3,037,217
国債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社債	469,763	2,471,547	906,156	110,713
その他	870,175	1,564,473	682,146	848,570
合計	6,711,706	6,349,103	3,150,820	3,885,788

Ⅱ　前連結会計年度

1　売買目的有価証券(平成17年3月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,325,972	△3,717

2　満期保有目的の債券で時価のあるもの(平成17年3月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	507,342	505,002	△2,339	1,582	3,922
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	28,859	29,380	520	531	11
合計	536,201	534,382	△1,818	2,114	3,933

(注) 1　時価は、前連結会計年度末日における市場価格等に基づいております。

2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成17年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,992,711	2,697,765	705,053	750,480	45,426
債券	14,734,261	14,749,222	14,961	34,971	20,010
国債	13,116,068	13,129,235	13,167	27,115	13,948
地方債	488,423	486,884	△1,538	2,061	3,600
社債	1,129,770	1,133,102	3,332	5,794	2,462
その他	2,779,971	2,756,295	△23,675	15,903	39,579
合計	19,506,944	20,203,283	696,339	801,356	105,017

(注) 1　評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円(収益)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円(収益)であります。

2　連結貸借対照表計上額は、株式については主として前連結会計年度末前１ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

3　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

4　その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は172百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4　当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

5　当該連結会計年度中に売却したその他有価証券(自　平成16年４月１日　至　平成17年３月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	36,133,895	214,022	90,314

6　時価のない有価証券の主な内容及び連結貸借対照表計上額(平成17年３月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	2,400
その他	8,566
その他有価証券	
非上場株式(店頭売買株式を除く)	429,658
非上場債券	2,110,338
非上場外国証券	412,118
その他	221,982

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成17年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	3,110,902	9,065,255	2,237,616	2,953,130
国債	2,818,917	6,414,993	1,482,528	2,920,138
地方債	20,003	264,369	202,016	494
社債	271,981	2,385,892	553,071	32,497
その他	600,124	1,625,706	258,965	725,965
合計	3,711,027	10,690,962	2,496,581	3,679,096

(金銭の信託関係)

Ⅰ　当連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成18年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	2,703	2,912	209	209	―

(注)1　連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅱ　前連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成17年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	3,628	3,832	204	300	95

(注)1　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

Ⅰ　当連結会計年度

○その他有価証券評価差額金(平成18年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	1,376,785
その他有価証券	1,376,576
その他の金銭の信託	209
(△)繰延税金負債	559,501
その他有価証券評価差額金(持分相当額調整前)	817,283
(△)少数株主持分相当額	8,343
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	10,986
その他有価証券評価差額金	819,927

(注)　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円(費用)であります。

2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

Ⅱ　前連結会計年度

○その他有価証券評価差額金(平成17年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	695,951
その他有価証券	695,746
その他の金銭の信託	204
(△)繰延税金負債	282,389
その他有価証券評価差額金(持分相当額調整前)	413,561
(△)少数株主持分相当額	7,982
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	5,074
その他有価証券評価差額金	410,653

(注)　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円(収益)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円(収益)であります。

2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

（デリバティブ取引関係）

Ⅰ　当連結会計年度（自　平成17年４月１日　至　平成18年３月31日）

１　取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としています。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っています。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にヒストリカル・シミュレーション法を使用しております。

主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、当連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間1日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	33	14	23	31
バンキング	733	330	507	652

(注) 株式会社三井住友銀行及び同主要連結子会社に係る計数であります。トレーディングは個別リスクを除いております。

② 信用リスク相当額(与信相当額)

区分	当連結会計年度 (平成18年3月31日現在) (億円)
金利スワップ	42,080
通貨スワップ	12,904
先物外国為替	10,604
金利オプション(買)	696
通貨オプション(買)	1,708
その他の金融派生商品	2,259
一括清算ネッティング契約による信用リスク削減効果	△39,854
合計	30,397

(注) 1 上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

2 一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	49,280,626	2,201,562	60,069	60,069
	買建	50,392,316	2,231,955	△64,209	△64,209
	金利オプション				
	売建	176,220	—	△178	△178
	買建	2,702,918	2,526,698	691	691
店頭	金利先渡契約				
	売建	801,161	—	1	1
	買建	7,893,630	216,820	△98	△98
	金利スワップ	419,010,536	332,474,995	125,464	125,464
	受取固定・支払変動	199,965,277	160,275,395	△1,679,647	△1,679,647
	受取変動・支払固定	199,621,924	157,996,133	1,789,530	1,789,530
	受取変動・支払変動	19,271,520	14,070,934	20,004	20,004
	金利スワップション				
	売建	2,088,827	1,524,826	△45,860	△45,860
	買建	2,237,396	1,836,727	82,932	82,932
	キャップ				
	売建	13,530,699	9,447,218	△28,931	△28,931
	買建	7,730,947	5,314,256	16,252	16,252
	フロアー				
	売建	413,170	205,858	△1,460	△1,460
	買建	211,275	124,754	1,661	1,661
	その他				
	売建	717,241	554,895	△5,505	△5,505
	買建	2,034,707	1,470,629	15,554	15,554
	合計	—	—	156,383	156,383

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△589百万円(損失)であります。

2　時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引(平成18年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,199,152	12,978,710	75,779	64,049
	通貨スワップション				
	売建	1,021,039	1,009,291	△2,495	△2,502
	買建	1,237,505	1,215,027	12,292	12,299
	為替予約	46,902,149	3,882,673	△139,351	△139,351
	通貨オプション				
	売建	3,516,658	1,672,181	△126,859	△126,859
	買建	3,297,890	1,501,779	71,540	71,540
	合計	―	―	△109,094	△120,824

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△276百万円(損失)であります。

2　時価の算定

割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引(平成18年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	20,967	―	△1,037	△1,037
	買建	23,459	―	1,103	1,103
店頭	有価証券店頭オプション				
	売建	19,051	19,051	238	238
	買建	21,672	21,672	△219	△219
	合計	―	―	84	84

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定

取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引(平成18年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	565,847	―	3,517	3,517
	買建	627,879	―	△5,063	△5,063
	債券先物オプション				
	売建	4,699	―	△88	△88
	買建	42,880	2,937	122	122
店頭	債券先渡契約				
	売建	―	―	―	―
	買建	17,038	9,517	1,614	1,614
	債券店頭オプション				
	売建	162,044	13,044	△540	△540
	買建	349,000	―	1,525	1,525
	合計	―	―	1,088	1,088

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引(平成18年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ				
	固定価格受取・変動価格支払	211,239	180,091	△136,629	△136,629
	変動価格受取・固定価格支払	202,635	168,747	153,389	153,389
	商品オプション				
	売建	9,924	7,454	△8,056	△8,056
	買建	8,921	7,135	7,875	7,875
	合計	―	―	16,578	16,578

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成18年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	301,923	298,381	118	118
	買建	306,790	298,748	1,359	1,359
	その他				
	売建	754	―	△23	△23
	買建	140	―	7	7
	合計	―	―	1,462	1,462

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

3　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

Ⅱ　前連結会計年度(自　平成16年４月１日　至　平成17年３月31日)

1　取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としています。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っています。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間１日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	29	12	20	21
バンキング	910	239	461	280

(注) 株式会社三井住友銀行及び同主要連結子会社に係る計数であります。トレーディングは個別リスクを除いております。

② 信用リスク相当額(与信相当額)

区分	前連結会計年度 (平成17年３月31日現在) (億円)
金利スワップ	36,258
通貨スワップ	14,402
先物外国為替	9,361
金利オプション(買)	740
通貨オプション(買)	1,818
その他の金融派生商品	1,340
一括清算ネッティング契約による信用リスク削減効果	△31,362
合計	32,556

(注) １ 上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

２ 一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2　取引の時価等に関する事項

(1)　金利関連取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	39,978,468	866,455	45,530	45,530
	買建	42,079,595	1,915,442	△52,737	△52,737
	金利オプション				
	売建	―	―	―	―
	買建	250,080	250,080	21	21
店頭	金利先渡契約				
	売建	613,308	456,503	△60	△60
	買建	9,782,626	56,503	△4	△4
	金利スワップ	391,811,677	291,895,257	156,432	156,432
	受取固定・支払変動	186,359,947	140,866,355	2,048,207	2,048,207
	受取変動・支払固定	185,522,906	136,402,214	△1,885,274	△1,885,274
	受取変動・支払変動	19,847,624	14,605,046	△3,515	△3,515
	金利スワップション				
	売建	2,720,750	1,358,410	△31,840	△31,840
	買建	2,807,739	1,970,731	39,263	39,263
	キャップ				
	売建	7,957,445	5,140,360	△8,601	△8,601
	買建	5,131,777	3,276,916	6,496	6,496
	フロアー				
	売建	287,377	123,982	△3,373	△3,373
	買建	310,056	167,044	3,673	3,673
	その他				
	売建	―	―	―	―
	買建	639,798	105,311	4,989	4,989
	合計	―	―	159,789	159,789

(注)　1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△2,344百万円(損失)であります。

2　時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引(平成17年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	18,581,388	12,017,760	188,219	122,850
	通貨スワップション				
	売建	985,339	979,291	△22,071	△22,071
	買建	1,218,665	1,208,413	42,475	42,475
	為替予約	41,706,257	2,301,053	6,194	6,194
	通貨オプション				
	売建	2,620,171	1,229,664	△83,225	△83,225
	買建	2,633,024	1,193,964	103,782	103,782
	その他				
	売建	3,176	—	17	17
	買建	188	—	0	0
	合計	—	—	235,392	170,023

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は698百万円(利益)であります。

2 時価の算定

割引現在価値等により算定しております。

(3) 株式関連取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	233	―	―	―
	買建	594	―	△0	△0
	株式指数オプション				
	売建	―	―	―	―
	買建	―	―	―	―
店頭	有価証券店頭オプション				
	売建	17,500	17,500	△277	△277
	買建	17,000	17,000	271	271
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	―	―	―	―
	短期変動金利受取・株価指数変化率支払	―	―	―	―
	その他				
	売建	22,834	―	△1,146	△1,146
	買建	66,278	8,583	4,887	4,887
	合計	―	―	3,735	3,735

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	598,657	—	△1,720	△1,720
	買建	823,707	—	6,645	6,645
	債券先物オプション				
	売建	17,500	—	△50	△50
	買建	15,000	—	21	21
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	263,054	243,588	1,485	1,485
	債券店頭オプション				
	売建	702,330	11,851	△4,141	△4,141
	買建	691,518	—	1,144	1,144
	合計	—	—	3,383	3,383

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2 時価の算定

取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物				
	売建	―	―	―	―
	買建	310	―	△16	△16
店頭	商品スワップ				
	固定価格受取・変動価格支払	142,921	140,114	△57,396	△57,396
	変動価格受取・固定価格支払	139,453	136,482	67,597	67,597
	商品オプション				
	売建	6,861	6,854	△4,873	△4,873
	買建	6,095	5,925	5,056	5,056
	合計	―	―	10,367	10,367

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3　商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	45,468	37,132	△779	△779
	買建	76,405	62,558	1,552	1,552
	その他				
	売建	923	―	△84	△84
	買建	1,481	―	115	115
	合計	―	―	803	803

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

(退職給付関係)

1　採用している退職給付制度の概要

国内連結子会社は、確定給付型の制度として、確定給付企業年金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。

また、一部の国内連結子会社は、確定拠出年金制度を設けております。

なお、連結子会社である三井住友銀行及び一部の国内連結子会社において退職給付信託を設定しております。

2　退職給付債務に関する事項

区分		前連結会計年度(平成17年３月31日現在)	当連結会計年度(平成18年３月31日現在)
		金額(百万円)	金額(百万円)
退職給付債務	(A)	△891,311	△909,802
年金資産	(B)	908,453	1,236,535
未積立退職給付債務	(C)＝(A)＋(B)	17,141	326,733
未認識数理計算上の差異	(D)	175,153	△126,816
未認識過去勤務債務	(E)	△69,163	△59,727
連結貸借対照表計上額の純額	(F)＝(C)＋(D)＋(E)	123,131	140,189
前払年金費用	(G)	157,924	176,976
退職給付引当金	(F)－(G)	△34,792	△36,786

(注) 1　連結子会社である三井住友銀行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年１月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。また、平成17年９月１日に厚生労働大臣から過去分返上の認可を受け、厚生年金基金制度から確定給付企業年金制度へ移行しております。

2　一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年１月17日付で厚生労働大臣から将来分支給義務免除の認可を受けております。また、平成16年５月１日に厚生労働大臣から過去分返上の認可を受け、厚生年金基金制度から確定給付企業年金制度へ移行しております。

3　一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

4　総合設立型の厚生年金基金制度に係る年金資産(掛金拠出割合按分額)は前連結会計年度14,057百万円、当連結会計年度18,701百万円であり、上記年金資産には含めておりません。

3　退職給付費用に関する事項

区分	前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
	金額(百万円)	金額(百万円)
勤務費用	22,109	20,600
利息費用	22,041	22,002
期待運用収益	△21,048	△24,416
会計基準変更時差異の費用処理額	17,876	―
数理計算上の差異の費用処理額	26,828	23,343
過去勤務債務の費用処理額	△9,159	△9,374
その他(臨時に支払った割増退職金等)	8,139	3,263
退職給付費用	66,788	35,419

(注)　簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。

4　退職給付債務等の計算の基礎に関する事項

区分	前連結会計年度 (平成17年3月31日現在)	当連結会計年度 (平成18年3月31日現在)
(1) 割引率	1.5%～2.5%	1.4%～2.5%
(2) 期待運用収益率	0%～4.0%	同左
(3) 退職給付見込額の期間配分方法	期間定額基準	同左
(4) 過去勤務債務の額の処理年数	主として10年(その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている)	同左
(5) 数理計算上の差異の処理年数	主として10年(各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている)	同左
(6) 会計基準変更時差異の処理年数	主として5年	―

（税効果会計関係）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）		当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	
１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
繰延税金資産		繰延税金資産	
税務上の繰越欠損金	926,210百万円	税務上の繰越欠損金	1,190,699百万円
貸出金償却	545,008百万円	貸倒引当金	374,368百万円
貸倒引当金	470,016百万円	有価証券償却	301,260百万円
有価証券償却	401,414百万円	貸出金償却	170,249百万円
退職給付引当金	92,852百万円	退職給付引当金	91,208百万円
減価償却費	8,389百万円	減価償却費	8,984百万円
その他	109,942百万円	その他	92,013百万円
繰延税金資産小計	2,553,833百万円	繰延税金資産小計	2,228,784百万円
評価性引当額	△598,451百万円	評価性引当額	△533,411百万円
繰延税金資産合計	1,955,381百万円	繰延税金資産合計	1,695,373百万円
繰延税金負債		繰延税金負債	
その他有価証券評価差額金	△281,966百万円	その他有価証券評価差額金	△560,800百万円
退職給付信託設定益	△53,001百万円	レバレッジドリース	△56,423百万円
レバレッジドリース	△49,651百万円	退職給付信託設定益	△52,329百万円
子会社の留保利益金	△9,108百万円	子会社の留保利益金	△11,223百万円
その他	△8,754百万円	その他	△12,470百万円
繰延税金負債合計	△402,482百万円	繰延税金負債合計	△693,247百万円
繰延税金資産の純額	1,552,898百万円	繰延税金資産の純額	1,002,125百万円
２　当社の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳		２　当社の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳	
当社の法定実効税率	40.69%	当社の法定実効税率	40.69%
（調整）		（調整）	
評価性引当額	△140.70%	評価性引当額	△8.53%
当社と海外連結子会社との法定実効税率差異	16.96%	受取配当金益金不算入	△2.45%
持分法投資損益	9.82%	当社と海外連結子会社との法定実効税率差異	△2.15%
受取配当金益金不算入	4.15%	その他	0.88%
その他	0.27%	税効果会計適用後の法人税等の負担率	28.44%
税効果会計適用後の法人税等の負担率	△68.81%		

（セグメント情報）

【事業の種類別セグメント情報】

当連結会計年度（自　平成17年４月１日　至　平成18年３月31日）

	銀行業（百万円）	リース業（百万円）	その他事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ　経常収益						
(1) 外部顧客に対する経常収益	2,485,470	755,137	464,529	3,705,136	―	3,705,136
(2) セグメント間の内部経常収益	44,864	18,503	204,294	267,661	(267,661)	―
計	2,530,334	773,640	668,823	3,972,798	(267,661)	3,705,136
経常費用	1,764,055	728,363	487,692	2,980,111	(238,529)	2,741,582
経常利益	766,278	45,277	181,130	992,686	(29,131)	963,554
Ⅱ　資産、減価償却費、減損損失及び資本的支出						
資産	103,026,827	2,056,078	6,083,193	111,166,100	(4,155,524)	107,010,575
減価償却費	62,886	337,345	21,274	421,505	13	421,519
減損損失	7,435	620	4,247	12,303	―	12,303
資本的支出	62,482	384,370	22,859	469,711	0	469,711

（注）１　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

２　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

３　資産のうち消去又は全社の項目に含めた全社資産の金額は4,214,877百万円であり、その主なものは当社の関係会社株式であります。

前連結会計年度(自　平成16年４月１日　至　平成17年３月31日)

	銀行業 (百万円)	リース業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
Ⅰ　経常収益						
(1) 外部顧客に対する経常収益	2,447,122	706,860	426,813	3,580,796	―	3,580,796
(2) セグメント間の内部経常収益	41,862	19,723	190,226	251,812	(251,812)	―
計	2,488,984	726,583	617,040	3,832,609	(251,812)	3,580,796
経常費用	2,643,533	684,652	505,793	3,833,979	(222,889)	3,611,089
経常利益(△は経常損失)	△154,548	41,931	111,246	△1,370	(28,922)	△30,293
Ⅱ　資産、減価償却費及び資本的支出						
資産	96,420,384	1,924,019	5,649,310	103,993,713	(4,261,855)	99,731,858
減価償却費	60,568	343,134	24,248	427,951	14	427,966
資本的支出	66,189	400,119	27,112	493,421	9	493,430

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) リース業………リース業

(3) その他事業……証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

3　資産のうち消去又は全社の項目に含めた全社資産の金額は3,806,067百万円であり、その主なものは当社の関係会社株式であります。

【所在地別セグメント情報】

当連結会計年度(自　平成17年4月1日　至　平成18年3月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
Ⅰ　経常収益							
(1) 外部顧客に対する経常収益	3,256,730	176,443	125,351	146,611	3,705,136	—	3,705,136
(2) セグメント間の内部経常収益	70,044	41,114	2,836	36,345	150,341	(150,341)	—
計	3,326,774	217,558	128,188	182,956	3,855,478	(150,341)	3,705,136
経常費用	2,482,510	152,350	103,720	136,967	2,875,548	(133,966)	2,741,582
経常利益	844,264	65,208	24,468	45,988	979,929	(16,375)	963,554
Ⅱ　資産	97,046,578	5,034,350	2,825,039	3,856,601	108,762,570	(1,751,994)	107,010,575

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3　資産のうち消去又は全社の項目に含めた全社資産の金額は4,214,877百万円であり、その主なものは当社の関係会社株式であります。

前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去 又は全社 (百万円)	連結 (百万円)
Ⅰ　経常収益							
(1) 外部顧客に対する経常収益	3,331,194	109,639	62,959	77,003	3,580,796	—	3,580,796
(2) セグメント間の内部経常収益	59,278	46,789	6,189	26,013	138,270	(138,270)	—
計	3,390,472	156,429	69,148	103,016	3,719,067	(138,270)	3,580,796
経常費用	3,494,330	107,027	63,254	60,692	3,725,305	(114,215)	3,611,089
経常利益(△は経常損失)	△103,857	49,401	5,894	42,323	△6,238	(24,055)	△30,293
Ⅱ　資産	91,564,408	4,704,584	2,462,266	3,253,758	101,985,019	(2,253,160)	99,731,858

(注) 1　当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

3　資産のうち消去又は全社の項目に含めた全社資産の金額は3,806,067百万円であり、その主なものは当社の関係会社株式であります。

【海外経常収益】

当連結会計年度(自　平成17年4月1日　至　平成18年3月31日)

	金額(百万円)
Ⅰ　海外経常収益	448,406
Ⅱ　連結経常収益	3,705,136
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	12.1

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

	金額(百万円)
Ⅰ　海外経常収益	249,602
Ⅱ　連結経常収益	3,580,796
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	7.0

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、国内銀行連結子会社の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

【関連当事者との取引】

Ⅰ　当連結会計年度(自　平成17年4月1日　至　平成18年3月31日)

関連当事者との取引について記載すべき重要なものはありません。

Ⅱ　前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

関連当事者との取引について記載すべき重要なものはありません。

（１株当たり情報）

		前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり純資産額	円	164,821.08	400,168.89
１株当たり当期純利益 （△は１株当たり当期純損失）	円	△44,388.07	94,733.62
潜在株式調整後１株当たり当期純利益	円	―	75,642.93

（注）１　１株当たり当期純利益（又は１株当たり当期純損失）及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、次のとおりであります。

		前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり当期純利益 （又は１株当たり当期純損失）			
当期純利益（△は当期純損失）	百万円	△234,201	686,841
普通株主に帰属しない金額	百万円	26,781	25,697
（うち優先配当額）	百万円	26,781	25,697
普通株式に係る当期純利益 （△は普通株式に係る 当期純損失）	百万円	△260,982	661,143
普通株式の期中平均株式数	千株	5,879	6,978
潜在株式調整後１株当たり当期純利益			
当期純利益調整額	百万円	―	19,483
（うち優先配当額）	百万円	―	19,502
（うち連結子会社及び 持分法適用関連会社発行 の新株予約権）	百万円	―	△18
普通株式増加数	千株	―	2,018
（うち優先株式）	千株	―	2,018
（うち新株予約権）	千株	―	0
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要		第一種優先株式 （発行済株式数35千株） 第二種優先株式 （発行済株式数100千株） 第三種優先株式 （発行済株式数695千株） 第１-12回第四種優先株式 （発行済株式数50千株） 第13回第四種優先株式 （発行済株式数107千株） 新株予約権１種類 （新株予約権の数1,620個）	――――

２　潜在株式調整後１株当たり当期純利益につきましては、前連結会計年度は当期純損失が計上されているため、記載しておりません。

（重要な後発事象）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
当社、三井住友カード株式会社及び株式会社三井住友銀行は、平成17年４月27日に株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意いたしました。この合意に基づき、三井住友カード株式会社の発行済株式総数の34％に相当する普通株式を、株式会社エヌ・ティ・ティ・ドコモが約980億円で取得する予定であります。	１　株式会社三井住友銀行は、平成18年４月27日に金融庁より、同行の法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分（業務停止命令並びに業務改善命令）を受けております。 ２　当社は、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年４月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年９月１日を株式交換の日とする株式交換契約を締結いたしました。 ３　当社は、平成18年５月12日開催の取締役会において、株式会社整理回収機構が保有しております第一種優先株式及び第二種優先株式の一部に関し、次のとおり自己株式の取得及び消却を決議し、平成18年５月17日に実施いたしました。なお、本優先株式の取得は、旧商法第210条の規定に基づく自己株式取得枠の範囲内で行うものであります。また、消却につきましては、資本剰余金より減額しております。 (1) 第一種優先株式 ①　取得・消却株式の総数　35,000株 ②　取得価額の総額　141,960,000,000円 (2) 第二種優先株式 ①　取得・消却株式の総数　33,000株 ②　取得価額の総額　133,956,900,000円

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高 (百万円)	当期末残高 (百万円)	利率(%) (注)1	担保	償還期限
株式会社三井住友銀行	第3回～第6回無担保社債 (社債間限定同順位特約付) (注)2,5	平成12年4月～ 平成13年1月	392,369 [392,369]	―	―	―	―
	第4回2号～第6回2号無担保社債 (社債間限定同順位特約付) (注)3,5	平成12年5月～ 平成12年9月	119,296 [99,296]	20,000	1.74	なし	平成19年5月10日
	第7回無担保変動利付社債 (社債間限定同順位特約付)	平成13年 3月19日	20,000	20,000	1.967	なし	平成25年3月19日
	第8回～第21回無担保社債 (社債間限定同順位特約付) (注)5	平成13年4月～ 平成16年7月	1,370,330	1,366,760 [390,781]	0.51～ 0.95	なし	平成18年4月～ 平成21年7月
	第22回～第25回無担保変動利付社債 (社債間限定同順位特約付)	平成16年8月～ 平成16年9月	65,000	65,000	1.755～ 2.477	なし	平成26年9月～ 平成28年9月
	第26回期限前償還条項付無担保社債 (社債間限定同順位特約付)	平成16年 9月30日	17,000	17,000	2.60	なし	平成36年9月27日
	第27回、第31回、第33回期限前 償還条項付無担保変動利付社債 (社債間限定同順位特約付)	平成16年10月～ 平成17年10月	15,000	45,000	2.286～ 3.00	なし	平成31年10月～ 平成37年5月
	第28回～第30回、第32回、第34回 無担保社債 (社債間限定同順位特約付)	平成16年10月～ 平成17年10月	200,000	350,000	0.61～ 0.86	なし	平成21年10月～ 平成22年10月
	2012年3月6日～ 2036年3月28日満期 ユーロ円建社債	平成12年3月～ 平成18年3月	9,500	22,900	2.053～ 10.00	なし	平成24年3月～ 平成48年3月
	2005年5月16日～ 2005年9月26日満期 米ドル建社債 (注)5,6	平成12年11月～ 平成13年9月	75,124 (700,000千$) [75,124]	―	―	―	―
	第1回2号無担保社債 (劣後特約付)	平成12年 8月2日	50,000	50,000	2.33	なし	平成22年9月20日
	第2回～第9回無担保社債 (劣後特約付)	平成12年6月～ 平成17年8月	350,000	400,000	1.71～ 2.62	なし	平成22年6月～ 平成27年8月
	2011年5月10日～ 2035年6月29日満期 ユーロ円建社債(劣後特約付)	平成13年5月～ 平成17年6月	308,800	340,600	0.43063～ 2.97	なし	平成23年5月～ 平成47年6月
	ユーロ円建永久社債(劣後特約付)	平成14年10月～ 平成17年8月	356,100	434,200	0.8525～ 2.685	なし	定めず
	2011年11月21日～ 2012年6月15日満期 米ドル建社債(劣後特約付) (注)6	平成13年11月～ 平成14年6月	83,065 (774,000千$)	90,929 (774,000千$)	5.93～ 8.00	なし	平成23年11月～ 平成24年6月
	米ドル建永久社債(劣後特約付) (注)6	平成15年8月～ 平成17年7月	91,222 (850,000千$)	258,456 (2,200,000千$)	5.625～ 8.15	なし	定めず
	英ポンド建永久社債(劣後特約付) (注)6	平成15年 12月30日	2,422 (12,000千英ポンド)	2,462 (12,000千英ポンド)	6.98	なし	定めず
	ユーロ建永久社債(劣後特約付) (注)6	平成17年 7月22日	―	99,960 (700,000千ユーロ)	4.375	なし	定めず
	2014年10月27日満期 ユーロ建社債(劣後特約付) (注)6	平成16年 7月27日	173,437 (1,250,000千ユーロ)	178,500 (1,250,000千ユーロ)	4.375	なし	平成26年10月27日
*1	連結子会社普通社債 (注)4,5	平成11年3月～ 平成18年3月	142,900 [55,800]	165,100 [67,900]	0.07～ 3.15	なし	平成17年5月～ 平成27年11月
*2	連結子会社普通社債 (注)4,5,6	平成12年 10月31日	113 (2,000千A$) [113]	―	―	―	―
*3	連結子会社普通社債 (注)4,5	平成12年3月～ 平成18年3月	37,923 [12,065]	32,081 [17,993]	0.04～ 4.00	なし	平成18年4月～ 平成36年10月
*4	連結子会社普通社債 (注)4,5,6	平成9年9月～ 平成13年12月	3,950 (38,000千$) [521]	3,886 (33,000千$) [1,525]	1.55～ 7.35	なし	平成18年12月～ 平成21年5月
*5	連結子会社普通社債 (注)4,5	平成14年10月～ 平成17年10月	3,007 [1,596]	1,622	4.35	なし	平成20年10月6日
*6	連結子会社社債(劣後特約付) (注)4,5	平成7年3月～ 平成18年3月	345,613 [36,649]	159,478 [1,993]	0.3775～ 5.99375	なし	平成19年2月～ 定めず
*7	連結子会社社債(劣後特約付) (注)4,6	平成11年 6月18日	107,320 (1,000,000千$)	117,480 (1,000,000千$)	8.50	なし	平成21年6月15日
*8	連結子会社短期社債 (注)4,5	平成17年2月～ 平成18年3月	1,000 [1,000]	383,900 [383,900]	0.075～ 0.30	なし	平成18年4月～ 平成18年8月
合計		―	4,340,497	4,625,317	―	―	―

(注) 1 「利率」欄には、それぞれの社債において連結会社の各決算日現在で適用されている表面利率を記載しております。従って、実質的な資金調達コストとは異なる場合があります。

2 第３回、第４回、第５回及び第６回無担保社債(社債間限定同順位特約付)をまとめて記載しております。

3 第４回２号、第５回２号及び第６回２号無担保社債(社債間限定同順位特約付)をまとめて記載しております。

4 ＊１は国内連結子会社三井住友カード株式会社及び三井住友銀リース株式会社の発行した普通社債のうち円建てで発行しているものをまとめて記載しております。

＊２は国内連結子会社三井住友銀リース株式会社の発行した豪ドル建て普通社債であります。

＊３は海外連結子会社SMBC Capital Markets, Inc.及びSumitomo Mitsui Finance Australia Limitedの発行した普通社債のうち円建てで発行しているものをまとめて記載しております。

＊４は海外連結子会社SMBC Capital Markets, Inc.及びSumitomo Mitsui Finance Australia Limitedの発行した普通社債のうち米ドル建てで発行しているものをまとめて記載しております。

＊５は海外連結子会社SMBC Capital Markets, Inc.及びSumitomo Mitsui Finance Australia Limitedの発行した普通社債のうちその他通貨建てで発行しているものをまとめて記載しております。

また、いずれも金額に重要性がないため、外貨建てによる発行金額はその記載を省略しております。

＊６は海外連結子会社SMBC International Finance N.V.、Sakura Capital Funding(Cayman) Limited、Sakura Finance(Cayman) Limited及び国内連結子会社株式会社関西アーバン銀行の発行した永久劣後社債及び期限付劣後社債のうち円建てで発行しているものをまとめて記載しております。

＊７は海外連結子会社SMBC International Finance N.V.の発行した米ドル建て期限付劣後社債であります。

＊８は国内連結子会社三井住友銀リース株式会社、三井住友カード株式会社及びSMBCファイナンスサービス株式会社の発行した短期社債であります。

5 「前期末残高」、「当期末残高」欄の[ ]書きは、１年以内に償還が予定されている金額であります。

6 「前期末残高」、「当期末残高」欄の( )書きは、外貨建てによる金額であります。

7 連結会社の各決算日後５年内における償還予定額は以下のとおりであります。

１年以内 (百万円)	１年超２年以内 (百万円)	２年超３年以内 (百万円)	３年超４年以内 (百万円)	４年超５年以内 (百万円)
864,093	420,864	427,100	564,486	312,497

【借入金等明細表】

区分	前期末残高 (百万円)	当期末残高 (百万円)	平均利率 (%)	返済期限
借用金	2,142,873	2,133,707	1.23	—
再割引手形	11,576	2,918	2.20	平成18年4月～ 平成18年8月
借入金	2,131,297	2,130,788	1.23	平成18年1月～ 定めず

(注) 1　「平均利率」は、連結会社の各決算日現在の「利率」及び「当期末残高」により算出(加重平均)しております。

2　連結会社の各決算日後5年内における借入金の返済予定額は次のとおりであります。

	1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
借入金(百万円)	731,697	187,741	182,088	158,198	121,200

銀行業は、預金の受入れ、コール・手形市場からの資金の調達・運用等を営業活動として行っているため、借入金等明細表については連結貸借対照表中「負債の部」の「借用金」勘定の内訳を記載しております。

(参考)

なお、営業活動として資金調達を行っているコマーシャル・ペーパーの発行状況は、次のとおりであります。

区分	前期末残高 (百万円)	当期末残高 (百万円)	平均利率(%)	返済期限
コマーシャル・ペーパー	374,100	10,000	0.21	—

(2) 【その他】

該当ありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度(平成17年３月31日現在) 金額(百万円)		構成比(%)	当事業年度(平成18年３月31日現在) 金額(百万円)		構成比(%)
(資産の部)							
流動資産							
現金及び預金	※３		44,021			561,862	
前払費用			21			21	
繰延税金資産			40			43	
未収収益			443			17	
１年以内回収予定関係会社長期貸付金	※２		40,000			―	
未収還付法人税等			50,349			17,371	
その他			112			55	
流動資産合計			134,989	3.6		579,372	13.9
固定資産							
有形固定資産	※１						
建物			0			0	
器具及び備品			1			0	
有形固定資産合計			2	0.0		1	0.0
無形固定資産							
ソフトウェア			41			28	
無形固定資産合計			41	0.0		28	0.0
投資その他の資産							
投資有価証券			10			20	
関係会社株式			3,656,465			3,586,045	
繰延税金資産			2,997			562	
投資その他の資産合計			3,659,472	96.4		3,586,627	86.1
固定資産合計			3,659,517	96.4		3,586,657	86.1
繰延資産							
創立費			603			301	
繰延資産合計			603	0.0		301	0.0
資産合計			3,795,110	100.0		4,166,332	100.0

区分	注記番号	前事業年度（平成17年３月31日現在）			当事業年度（平成18年３月31日現在）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）							
流動負債							
短期借入金	※３		475,000			230,000	
未払金			67			117	
未払費用			286			465	
未払法人税等			31			36	
未払事業所税			5			4	
賞与引当金			66			70	
その他			36			211	
流動負債合計			475,494	12.5		230,905	5.5
負債合計			475,494	12.5		230,905	5.5
（資本の部）							
資本金	※５		1,352,651	35.7		1,420,877	34.1
資本剰余金							
資本準備金			1,352,764			1,420,989	
その他資本剰余金							
資本金及び資本準備金減少差益		499,503			499,503		
自己株式処分差益		25	499,529		184,902	684,406	
資本剰余金合計			1,852,293	48.8		2,105,396	50.6
利益剰余金							
任意積立金							
別途積立金		30,420	30,420		30,420	30,420	
当期未処分利益			354,107			383,126	
利益剰余金合計			384,527	10.1		413,546	9.9
自己株式	※６		△269,857	△7.1		△4,393	△0.1
資本合計			3,319,615	87.5		3,935,426	94.5
負債・資本合計			3,795,110	100.0		4,166,332	100.0

② 【損益計算書】

区分	注記番号	前事業年度（自 平成16年４月１日 至 平成17年３月31日）金額（百万円）		百分比（％）	当事業年度（自 平成17年４月１日 至 平成18年３月31日）金額（百万円）		百分比（％）
営業収益							
関係会社受取配当金		251,735			46,432		
関係会社受入手数料		6,289			9,038		
関係会社貸付金利息		841	258,866	100.0	11	55,482	100.0
営業費用							
販売費及び一般管理費	※2	2,644	2,644	1.0	3,196	3,196	5.8
営業利益			256,222	99.0		52,285	94.2
営業外収益							
受取利息	※1	45			71		
受入手数料		17			27		
その他		70	134	0.0	39	138	0.3
営業外費用							
支払利息	※1	1,274			1,490		
創立費償却		301			301		
新株発行費		788			739		
支払手数料		537			1,519		
その他		6	2,908	1.1	108	4,159	7.5
経常利益			253,448	97.9		48,264	87.0
特別利益							
関係会社株式売却益		—	—	—	27,579	27,579	49.7
税引前当期純利益			253,448	97.9		75,844	136.7
法人税、住民税及び事業税		3			3		
還付法人税等		329			—		
法人税等調整額		1,545	1,219	0.5	2,431	2,435	4.4
当期純利益			252,228	97.4		73,408	132.3
前期繰越利益			101,878			309,717	
当期未処分利益			354,107			383,126	

③ 【利益処分計算書】

区分	注記番号	前事業年度 株主総会承認日 (平成17年6月29日) 金額(百万円)		当事業年度 株主総会承認日 (平成18年6月29日) 金額(百万円)	
(当期未処分利益の処分)					
当期未処分利益			354,107		383,126
利益処分額					
第一種優先株式配当金		367 (1株につき 10,500円)		367 (1株につき 10,500円)	
第二種優先株式配当金		2,850 (1株につき 28,500円)		2,850 (1株につき 28,500円)	
第三種優先株式配当金		9,521 (1株につき 13,700円)		9,521 (1株につき 13,700円)	
第1回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第2回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第3回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第4回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第5回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第6回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第7回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第8回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第9回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第10回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第11回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第12回第四種優先株式配当金		563 (1株につき135,000円)		563 (1株につき135,000円)	
第13回第四種優先株式配当金		7,228 (1株につき 67,500円)		—	
第1回第六種優先株式配当金		50 (1株につき 728円)		6,195 (1株につき 88,500円)	
普通株式配当金		17,607 (1株につき 3,000円)	44,389	22,253 (1株につき 3,000円)	47,951
次期繰越利益			309,717		335,174
(その他資本剰余金の処分)					
その他資本剰余金			499,529		684,406
その他資本剰余金処分額			—		—
その他資本剰余金次期繰越額			499,529		684,406

重要な会計方針

	前事業年度 (自　平成16年4月1日 至　平成17年3月31日)	当事業年度 (自　平成17年4月1日 至　平成18年3月31日)
1　有価証券の評価基準及び評価方法	(1) 子会社株式及び関連会社株式 移動平均法による原価法により行っております。 (2) その他有価証券 時価のないものについては、移動平均法による原価法により行っております。	(1) 子会社株式及び関連会社株式 同左 (2) その他有価証券 同左
2　固定資産の減価償却の方法	(1) 有形固定資産 定率法(ただし、建物については定額法)を採用しております。 (2) 無形固定資産 自社利用のソフトウェアについては、社内における利用可能期間(5年)に基づく定額法により償却しております。	(1) 有形固定資産 同左 (2) 無形固定資産 同左
3　繰延資産の処理方法	新株発行費は、支出時に全額費用として処理しております。また、創立費は、資産として計上し、商法施行規則第35条の規定により5年間にわたり均等償却を行っております。	同左
4　引当金の計上基準	賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。	同左
5　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左
6　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左

会計方針の変更

前事業年度 (自　平成16年４月１日 至　平成17年３月31日)	当事業年度 (自　平成17年４月１日 至　平成18年３月31日)
――――――	固定資産の減損に係る会計基準 「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年８月９日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第６号平成15年10月31日)を当事業年度から適用しております。この変更による当事業年度の損益に与える影響はありません。

追加情報

前事業年度 (自　平成16年４月１日 至　平成17年３月31日)	当事業年度 (自　平成17年４月１日 至　平成18年３月31日)
外形標準課税 「地方税法等の一部を改正する法律」(平成15年法律第９号)が平成15年３月31日に公布され、平成16年４月１日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当事業年度から損益計算書中の「販売費及び一般管理費」に含めて表示しております。	新株式発行及び自己株式の売出し 平成18年１月31日付で１株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、１株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年２月28日付で１株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、新株発行費には本発行に係る引受手数料相当額は含まれておりません。なお、１株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本準備金に組み入れております。 さらに、平成18年１月31日付で１株当たりの売出価格1,166,200円、処分価額1,130,500円として400千株の自己株式の処分(引受人の買取引受けによる売出し)を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、支払手数料には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額をその他資本剰余金に計上しております。

注記事項

（貸借対照表関係）

前事業年度 （平成17年３月31日現在）	当事業年度 （平成18年３月31日現在）
※１　有形固定資産の減価償却累計額　1百万円	※１　有形固定資産の減価償却累計額　1百万円
※２　劣後特約付貸付金 １年以内回収予定関係会社長期貸付金は、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付貸付金であります。	
※３　関係会社に対する資産及び負債 預金　44,021百万円 短期借入金　475,000百万円	※３　関係会社に対する資産及び負債 預金　561,862百万円 短期借入金　230,000百万円
４　偶発債務 株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して50,956百万円の保証を行っております。	４　偶発債務 株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して48,545百万円の保証を行っております。
※５　会社が発行する株式の総数 普通株式　15,000千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第四種優先株式　242千株 第五種優先株式　250千株 第六種優先株式　300千株	※５　会社が発行する株式の総数 普通株式　15,000千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第四種優先株式　135千株 第五種優先株式　250千株 第六種優先株式　300千株
発行済株式の総数 普通株式　6,273千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第１回第四種優先株式　4千株 第２回第四種優先株式　4千株 第３回第四種優先株式　4千株 第４回第四種優先株式　4千株 第５回第四種優先株式　4千株 第６回第四種優先株式　4千株 第７回第四種優先株式　4千株 第８回第四種優先株式　4千株 第９回第四種優先株式　4千株 第10回第四種優先株式　4千株 第11回第四種優先株式　4千株 第12回第四種優先株式　4千株 第13回第四種優先株式　107千株 第１回第六種優先株式　70千株	発行済株式の総数 普通株式　7,424千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第１回第四種優先株式　4千株 第２回第四種優先株式　4千株 第３回第四種優先株式　4千株 第４回第四種優先株式　4千株 第５回第四種優先株式　4千株 第６回第四種優先株式　4千株 第７回第四種優先株式　4千株 第８回第四種優先株式　4千株 第９回第四種優先株式　4千株 第10回第四種優先株式　4千株 第11回第四種優先株式　4千株 第12回第四種優先株式　4千株 第１回第六種優先株式　70千株
※６　自己株式 当社が保有する自己株式の数は、普通株式404,503.97株であります。	※６　自己株式 当社が保有する自己株式の数は、普通株式6,307.15株であります。
７　配当制限 当社の定款の定めるところにより、優先株主に対しては、一営業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。 第一種優先株式　１株につき10,500円 第二種優先株式　１株につき28,500円 第三種優先株式　１株につき13,700円 第四種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額 第五種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額 第六種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議をもって定める額	７　配当制限 当社の定款の定めるところにより、優先株主に対しては、一営業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。 第一種優先株式　１株につき10,500円 第二種優先株式　１株につき28,500円 第三種優先株式　１株につき13,700円 第四種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額 第五種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額 第六種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議をもって定める額

(損益計算書関係)

前事業年度 (自　平成16年４月１日 至　平成17年３月31日)	当事業年度 (自　平成17年４月１日 至　平成18年３月31日)
※１　関係会社との取引 支払利息　1,274百万円 ※２　販売費及び一般管理費のうち主要なものは次のとおりであります。なお、全額が一般管理費に属するものであります。 給料・手当　1,065百万円 土地建物機械賃借料　316百万円 広告宣伝費　206百万円 委託費　563百万円	※１　関係会社との取引 受取利息　26百万円 支払利息　1,490百万円 ※２　販売費及び一般管理費のうち主要なものは次のとおりであります。なお、全額が一般管理費に属するものであります。 給料・手当　1,203百万円 土地建物機械賃借料　315百万円 広告宣伝費　215百万円 委託費　652百万円 租税公課　213百万円

(リース取引関係)

当事業年度(自　平成17年４月１日　至　平成18年３月31日)

記載対象の取引はありません。

前事業年度(自　平成16年４月１日　至　平成17年３月31日)

記載対象の取引はありません。

(有価証券関係)

当事業年度(平成18年３月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

前事業年度(平成17年３月31日現在)

子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
1　繰延税金資産の発生の主な原因別の内訳 繰延税金資産 子会社株式　1,196,650百万円 税務上の繰越欠損金　2,997百万円 その他　40百万円 繰延税金資産小計　1,199,688百万円 評価性引当額　△1,196,651百万円 繰延税金資産合計　3,037百万円 繰延税金資産の純額　3,037百万円	1　繰延税金資産の発生の主な原因別の内訳 繰延税金資産 子会社株式　1,202,944百万円 税務上の繰越欠損金　562百万円 その他　43百万円 繰延税金資産小計　1,203,550百万円 評価性引当額　1,202,944百万円 繰延税金資産合計　605百万円 繰延税金資産の純額　605百万円
2　法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳 法定実効税率　40.69％ （調整） 受取配当金益金不算入　△40.21％ 税効果会計適用後の法人税等の負担率　0.48％	2　法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳 法定実効税率　40.69％ （調整） 受取配当金益金不算入　△45.78％ 評価性引当額　8.30％ その他　0.01％ 税効果会計適用後の法人税等の負担率　3.21％

（１株当たり情報）

		前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり純資産額	円	257,487.78	330,206.27
１株当たり当期純利益	円	38,302.88	6,836.35
潜在株式調整後 １株当たり当期純利益	円	25,178.44	6,737.46

（注）　１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、次のとおりであります。

		前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり当期純利益			
当期純利益	百万円	252,228	73,408
普通株主に帰属しない金額	百万円	26,781	25,697
（うち優先配当額）	百万円	26,781	25,697
普通株式に係る当期純利益	百万円	225,446	47,710
普通株式の期中平均株式数	千株	5,885	6,978
潜在株式調整後１株当たり当期純利益			
当期純利益調整額	百万円	26,730	367
（うち優先配当額）	百万円	26,730	367
普通株式増加数	千株	4,129	156
（うち優先株式）	千株	4,129	156
（うち新株予約権）	千株	0	0
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含まれなかった潜在株式の概要		――――――	第二種優先株式 （発行済株式数100千株） 第三種優先株式 （発行済株式数695千株） 第１－12回第四種優先株式 （発行済株式数50千株）

（重要な後発事象）

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
当社、三井住友カード株式会社及び株式会社三井住友銀行は、平成17年４月27日に株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意いたしました。この合意に基づき、三井住友カード株式会社の発行済株式総数の34％に相当する普通株式を、株式会社エヌ・ティ・ティ・ドコモが約980億円で取得する予定であります。	１　当社は、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年４月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年９月１日を株式交換の日とする株式交換契約を締結いたしました。 ２　当社は、平成18年５月12日開催の取締役会において、株式会社整理回収機構が保有しております第一種優先株式及び第二種優先株式の一部に関し、次のとおり自己株式の取得及び消却を決議し、平成18年５月17日に実施いたしました。なお、本優先株式の取得は、旧商法第210条の規定に基づく自己株式取得枠の範囲内で行うものであります。また、消却につきましては、その他資本剰余金より減額しております。 (1) 第一種優先株式 ①　取得・消却株式の総数　35,000株 ②　取得価額の総額　141,960,000,000円 (2) 第二種優先株式 ①　取得・消却株式の総数　33,000株 ②　取得価額の総額　133,956,900,000円

④ 【附属明細表】

当事業年度(自　平成17年４月１日　至　平成18年３月31日)

【有価証券明細表】

投資有価証券の貸借対照表計上額が資本金額の１％以下であるため、記載を省略しております。

【有形固定資産等明細表】

資産の種類	前期末残高(百万円)	当期増加額(百万円)	当期減少額(百万円)	当期末残高(百万円)	当期末減価償却累計額又は償却累計額(百万円)	当期償却額(百万円)	差引当期末残高(百万円)
有形固定資産							
建物	―	―	―	0	0	0	0
器具及び備品	―	―	―	2	1	0	0
有形固定資産計	―	―	―	3	1	0	1
無形固定資産							
ソフトウェア	―	―	―	66	37	13	28
無形固定資産計	―	―	―	66	37	13	28
繰延資産							
創立費	1,509	―	―	1,509	1,207	301	301
繰延資産計	1,509	―	―	1,509	1,207	301	301

(注)　有形固定資産及び無形固定資産の金額は、資産総額の１％以下であるため、「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分		前期末残高	当期増加額	当期減少額	当期末残高
資本金(百万円)		1,352,651	228,856	160,630	1,420,877
資本金のうち既発行株式	普通株式 (注)1，2，6 (株)	(6,273,792.49)	(1,150,380.28)	(—)	(7,424,172.77)
	第一種優先株式 (注)1 (株)	(35,000)	(—)	(—)	(35,000)
	第二種優先株式 (注)1 (株)	(100,000)	(—)	(—)	(100,000)
	第三種優先株式 (注)1 (株)	(695,000)	(—)	(—)	(695,000)
	第1回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第1回第四種優先株式 (百万円)	6,262	—	—	6,262
	第2回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第2回第四種優先株式 (百万円)	6,262	—	—	6,262
	第3回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第3回第四種優先株式 (百万円)	6,262	—	—	6,262
	第4回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第4回第四種優先株式 (百万円)	6,262	—	—	6,262
	第5回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第5回第四種優先株式 (百万円)	6,262	—	—	6,262
	第6回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第6回第四種優先株式 (百万円)	6,262	—	—	6,262
	第7回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第7回第四種優先株式 (百万円)	6,262	—	—	6,262
	第8回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第8回第四種優先株式 (百万円)	6,262	—	—	6,262
	第9回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第9回第四種優先株式 (百万円)	6,262	—	—	6,262
	第10回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第10回第四種優先株式 (百万円)	6,262	—	—	6,262
	第11回第四種優先株式 (株)	(4,175)	(—)	(—)	(4,175)
	第11回第四種優先株式 (百万円)	6,262	—	—	6,262

区分		前期末残高	当期増加額	当期減少額	当期末残高
	第12回第四種優先株式 (株)	(4, 175)	(—)	(—)	(4, 175)
	第12回第四種優先株式 (百万円)	6, 262	—	—	6, 262
	第13回第四種優先株式 (注) 3 (株)	(107, 087)	(—)	(107, 087)	(—)
	第13回第四種優先株式 (注) 3 (百万円)	160, 630	—	160, 630	—
	第１回第六種優先株式 (株)	(70, 001)	(—)	(—)	(70, 001)
	第１回第六種優先株式 (百万円)	105, 001	—	—	105, 001
	計 (株)	(7, 330, 980. 49)	(1, 150, 380. 28)	(107, 087)	(8, 374, 273. 77)
	計 (百万円)	1, 352, 651	228, 856	160, 630	1, 420, 877
資本準備金及びその他資本剰余金	(資本準備金) 株式払込剰余金(注) 4 (百万円)	352, 651	68, 225	—	420, 877
	商法第288条ノ２第１項第３号による資本準備金 (百万円)	1, 000, 112	—	—	1, 000, 112
	(その他資本剰余金) 資本金及び資本準備金減少差益 (百万円)	499, 503	—	—	499, 503
	自己株式処分差益 (注) 5 (百万円)	25	184, 876	—	184, 902
	計 (百万円)	1, 852, 293	253, 102	—	2, 105, 396
利益準備金及び任意積立金	(任意積立金) 別途積立金 (百万円)	30, 420	—	—	30, 420
	計 (百万円)	30, 420	—	—	30, 420

(注) 1　普通株式、第一種優先株式、第二種優先株式及び第三種優先株式の資本金の内訳は、株式種類ごとの分別ができないため株式数のみ記載しております。
2　普通株式の増加は、優先株式の普通株式への転換、公募増資及び第三者割当増資によるものであります。
3　第13回第四種優先株式の減少は、優先株式の普通株式への転換によるものであります。
4　当期増加額は、公募増資及び第三者割当増資によるものであります。
5　当期増加額は、自己株式の売出し等に伴う自己株式の処分によるものであります。
6　当期末における自己株式数は、6, 307. 15株であります。

【引当金明細表】

区分	前期末残高 (百万円)	当期増加額 (百万円)	当期減少額 (目的使用) (百万円)	当期減少額 (その他) (百万円)	当期末残高 (百万円)
賞与引当金	66	70	66	—	70

(2) 【主な資産及び負債の内容】

当社の主な資産及び負債の内容は、以下のとおりであります。

① 流動資産

現金及び預金

区分	金額(百万円)
現金	0
預金	
当座預金	7,279
譲渡性預金	553,000
その他の預金	1,582
計	561,862
合計	561,862

② 固定資産

関係会社株式

銘柄	金額(百万円)
株式会社三井住友銀行	3,165,707
三井住友カード株式会社	85,290
三井住友銀リース株式会社	143,403
株式会社日本総合研究所	20,000
SMFG企業再生債権回収株式会社	390
大和証券エスエムビーシー株式会社	163,204
大和住銀投信投資顧問株式会社	8,049
計	3,586,045

③ 流動負債

短期借入金

相手先	金額(百万円)
株式会社三井住友銀行	230,000
計	230,000

(3) 【その他】

該当ありません。

第６ 【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
基準日	３月31日
株券の種類	１株券、10株券、100株券及び1,000株券
中間配当基準日	９月30日
１単元の株式数	―
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社証券代行部
株主名簿管理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社本店及び全国各支店
名義書換手数料	無料
不所持株券の交付請求及び株券の汚損又は毀損による再発行請求に係る手数料	株券１枚につき250円
株券喪失登録	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社証券代行部
株主名簿管理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社本店及び全国各支店
手数料	申請１件につき10,000円 申請に係る株券１枚につき500円
端株の買取り、買増し	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社証券代行部
株主名簿管理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社本店及び全国各支店
買取、買増手数料	以下の算式により１株当りの金額を算定し、これに買取りまたは買増しに係る端数の１株に対する割合を乗じた額とする。１円未満の端数が生じた場合には、これを切り捨てる。 （算式）１株当りの買取、買増金額のうち 100万円以下の金額につき　1.150％ 100万円を超え500万円以下の金額につき　0.900％ 500万円を超え1,000万円以下の金額につき　0.700％ 1,000万円を超え3,000万円以下の金額につき　0.575％ 3,000万円を超え5,000万円以下の金額につき　0.375％ ただし、１株当りの算定金額が2,500円に満たない場合には、2,500円とする。
公告掲載方法	日本経済新聞。ただし、決算公告につきましては、当社ウェブサイトに掲載いたします。
株主に対する特典	該当ありません

（注）「会社法の施行に伴う関係法律の整備等に関する法律」第86条第１項に従い、旧商法第220条ノ２第１項に規定する端株原簿を作成しております。

第７ 【提出会社の参考情報】

１ 【提出会社の親会社等の情報】

当社には、親会社等はありません。

２ 【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 臨時報告書　平成17年６月13日
関東財務局長に提出。
企業内容等の開示に関する内閣府令第19条第２項第19号(連結会社の財政状態及び経営成績に著しい影響を与える事象)に基づく臨時報告書であります。

(2) 臨時報告書　平成17年６月13日
関東財務局長に提出。
企業内容等の開示に関する内閣府令第19条第２項第19号(連結会社の財政状態及び経営成績に著しい影響を与える事象)に基づく臨時報告書であります。

(3) 有価証券報告書及びその添付書類　事業年度(第３期)　自　平成16年４月１日　至　平成17年３月31日　平成17年６月30日
関東財務局長に提出。

(4) 半期報告書　(第４期中)　自　平成17年４月１日　至　平成17年９月30日　平成17年12月６日
関東財務局長に提出。

(5) 臨時報告書　平成18年１月６日
関東財務局長に提出。
企業内容等の開示に関する内閣府令第19条第２項第１号(本邦以外の地域における株式の売出し)に基づく臨時報告書であります。

(6) 有価証券届出書及びその添付書類　平成18年１月６日
関東財務局長に提出。
有償一般募集及び売出しを対象とする有価証券届出書であります。

(7) 有価証券届出書及びその添付書類　平成18年１月６日
関東財務局長に提出。
有償第三者割当を対象とする有価証券届出書であります。

(8) 臨時報告書の訂正報告書　平成18年１月23日
及び平成18年１月24日
関東財務局長に提出。
平成18年１月６日提出上記(5)の臨時報告書に係る訂正報告書であります。

(9) 有価証券届出書の訂正届出書　平成18年１月23日
関東財務局長に提出。
平成18年１月６日提出上記(6)の有価証券届出書に係る訂正届出書であります。

(10) 有価証券届出書の訂正届出書　平成18年１月23日
関東財務局長に提出。
平成18年１月６日提出上記(7)の有価証券届出書に係る訂正届出書であります。

(11) 臨時報告書　平成18年３月30日
関東財務局長に提出。
企業内容等の開示に関する内閣府令第19条第２項第６号の２(株式交換)に基づく臨時報告書であります。

(12) 臨時報告書の
訂正報告書
平成18年４月28日
関東財務局長に提出。

平成18年３月30日提出上記(11)の臨時報告書に係る訂正報告書であります。

(13) 臨時報告書
平成18年４月28日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項２号(新株式発行)に基づく臨時報告書であります。

(14) 自己株券買付状況報告書
平成17年４月15日
平成17年５月13日
平成17年６月14日
平成17年７月15日
平成17年８月15日
平成17年９月15日
平成17年10月14日
平成17年11月14日
平成17年12月15日
平成18年１月13日
平成18年２月15日
平成18年３月15日
平成18年４月14日
平成18年５月15日
及び平成18年６月15日
関東財務局長に提出。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成17年６月29日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐	藤	正	典	㊞
指定社員 業務執行社員	公認会計士	沼	野	廣	志	㊞
指定社員 業務執行社員	公認会計士	髙	波	博	之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成16年４月１日から平成17年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成17年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、会社、三井住友カード株式会社及び株式会社三井住友銀行は、平成17年４月27日に株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成18年6月29日

株式会社三井住友フィナンシャルグループ

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐	藤	正	典	㊞
指定社員 業務執行社員	公認会計士	沼	野	廣	志	㊞
指定社員 業務執行社員	公認会計士	髙	波	博	之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成17年４月１日から平成18年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友フィナンシャルグループ及び連結子会社の平成18年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、会社は平成18年５月12日開催の取締役会における決議に基づき、平成18年５月17日に自己株式の取得及び消却を実施した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成17年６月29日

株式会社三井住友フィナンシャルグループ
取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐	藤	正	典	㊞
指定社員 業務執行社員	公認会計士	沼	野	廣	志	㊞
指定社員 業務執行社員	公認会計士	髙	波	博	之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成16年４月１日から平成17年３月31日までの第３期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友フィナンシャルグループの平成17年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、会社、三井住友カード株式会社及び株式会社三井住友銀行は、平成17年４月27日に株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携について合意した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

独立監査人の監査報告書

平成18年６月29日

株式会社三井住友フィナンシャルグループ
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	髙　波　博　之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友フィナンシャルグループの平成17年４月１日から平成18年３月31日までの第４期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友フィナンシャルグループの平成18年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

追記情報

重要な後発事象に記載されているとおり、会社は平成18年５月12日開催の取締役会における決議に基づき、平成18年５月17日に自己株式の取得及び消却を実施した。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社が別途保管しております。

File No. 82-4395
Exhibit A2

有価証券報告書

事業年度　　自　平成17年４月１日
（第３期）　　至　平成18年３月31日

株式会社　三井住友銀行

(501097)

第３期（自平成17年４月１日　至平成18年３月31日）

有価証券報告書

1　本書は証券取引法第24条第１項に基づく有価証券報告書を、同法第27条の30の２に規定する開示用電子情報処理組織(EDINET)を使用し提出したデータに目次及び頁を付して出力・印刷したものであります。

2　本書には、上記の方法により提出した有価証券報告書の添付書類は含まれておりませんが、監査報告書は末尾に綴じ込んでおります。

株式会社 三井住友銀行

目　　次

頁

第３期 有価証券報告書

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成18年６月30日
【事業年度】	第３期(自　平成17年４月１日　至　平成18年３月31日)
【会社名】	株式会社三井住友銀行
【英訳名】	Sumitomo Mitsui Banking Corporation
【代表者の役職氏名】	頭取　　奥　　正　之
【本店の所在の場所】	東京都千代田区有楽町一丁目１番２号
【電話番号】	東京(03)3501-1111(大代表)
【事務連絡者氏名】	財務企画部副部長　　正　脇　久　昌
【最寄りの連絡場所】	同上
【電話番号】	同上
【事務連絡者氏名】	同上
【縦覧に供する場所】	証券取引法の規定による備置場所はありません。

第一部 【企業情報】

はじめに

株式会社わかしお銀行は、平成15年３月17日に株式会社わかしお銀行を存続会社として株式会社三井住友銀行と合併し、商号を株式会社三井住友銀行に変更いたしました。

このため、会社名については、合併後の株式会社三井住友銀行を当行、合併前の株式会社わかしお銀行を旧株式会社わかしお銀行、合併前の株式会社三井住友銀行を旧株式会社三井住友銀行、として表記しております。

また、当行の事業年度の回次は、平成15年４月１日から始まる事業年度を第１期としております。

第１　【企業の概況】

１　【主要な経営指標等の推移】

(1) 当連結会計年度の前４連結会計年度及び当連結会計年度に係る主要な経営指標等の推移

旧株式会社わかしお銀行は、平成13年度末において旧株式会社三井住友銀行の連結子会社であり、両行の合併は同一企業集団内の合併であるため、企業集団の状況に影響を与えておりません。そのため主要な経営指標等の推移における計数については、旧株式会社三井住友銀行及び当行の計数を記載しております。

なお平成13年度の旧株式会社三井住友銀行の計数には、旧株式会社わかしお銀行の計数が含まれております。

		平成13年度	平成14年度	平成15年度	平成16年度	平成17年度
		(自平成13年４月１日 至平成14年３月31日)	(自平成14年４月１日 至平成15年３月31日)	(自平成15年４月１日 至平成16年３月31日)	(自平成16年４月１日 至平成17年３月31日)	(自平成17年４月１日 至平成18年３月31日)
連結経常収益	百万円	3,779,702	3,549,937	2,717,005	2,691,357	2,750,274
うち連結信託報酬	百万円	―	7	334	2,609	8,626
連結経常利益(△は連結経常損失)	百万円	△580,628	△467,509	282,159	△99,752	862,062
連結当期純利益(△は連結当期純損失)	百万円	△463,887	△429,387	301,664	△278,995	563,584
連結純資産額	百万円	2,912,619	2,142,544	2,722,161	2,633,912	3,598,294
連結総資産額	百万円	108,005,001	102,394,637	99,843,258	97,478,308	104,418,597
１株当たり純資産額	円	282.85	15,353.34	25,928.02	23,977.62	41,444.83
１株当たり当期純利益(△は１株当たり当期純損失)	円	△84.12	△10,429.29	5,238.85	△5,300.46	9,864.54
潜在株式調整後１株当たり当期純利益	円	―	―	5,231.31	―	9,827.19
連結自己資本比率(国際統一基準)	%	10.45	10.38	10.89	10.60	10.77
連結自己資本利益率	%	―	―	25.38	―	30.15
連結株価収益率	倍	―	―	―	―	―
営業活動によるキャッシュ・フロー	百万円	△5,381,510	5,490,161	3,227,358	△3,878,709	2,552,078
投資活動によるキャッシュ・フロー	百万円	5,732,808	△4,622,236	△2,699,338	2,966,457	△381,284
財務活動によるキャッシュ・フロー	百万円	△268,813	△92,561	103,479	309,860	54,358
現金及び現金同等物の期末残高	百万円	2,128,742	2,895,968	3,525,056	2,926,227	5,155,217
従業員数〔外、平均臨時従業員数〕	人	43,793〔11,506〕	35,523〔11,595〕	33,895〔11,825〕	32,868〔12,954〕	32,918〔12,923〕
信託財産額	百万円	―	166,976	429,388	777,177	1,305,915

（注）１　平成13年度は、旧株式会社三井住友銀行の計数を記載しております。

２　当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

３　平成13年度の１株当たり純資産額は、期末連結純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く。)で除して算出しております。

４　平成13年度の１株当たり当期純利益は、連結当期純利益から当期優先株式配当金総額を控除した金額を、期中平均発行済普通株式数(「自己株式」及び「子会社の所有する親会社株式」を除く。)で除して算出しております。

５　平成14年度から、「１株当たり純資産額」、「１株当たり当期純利益(又は１株当たり当期純損失)」及び「潜在株式調整後１株当たり当期純利益」の算定に当たっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

６　潜在株式調整後１株当たり当期純利益につきましては、平成13年度、平成14年度及び平成16年度は連結当期純損失が計上されているため、記載しておりません。

７　連結自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

８　連結自己資本利益率は、連結当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均連結純資産額で除して算出しております。なお、平成13年度、平成14年度及び平成16年度は連結当期純損失が計上されているため、記載しておりません。

９　連結株価収益率につきましては、平成13年度は連結当期純損失が計上されているため、平成14年度、平成15年度、平成16年度及び平成17年度は株式が非上場であるため、記載しておりません。

10　信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。なお、該当する信託業務を営む会社は提出会社１社であります。

なお、旧株式会社わかしお銀行の主要な経営指標等は次のとおりであります。

		平成13年度 (自平成13年4月1日 至平成14年3月31日)
連結経常収益	百万円	14,259
連結経常利益	百万円	492
連結当期純利益	百万円	4
連結純資産額	百万円	20,060
連結総資産額	百万円	498,090
1株当たり純資産額	円	48,151.28
1株当たり当期純利益	円	10.71
潜在株式調整後 1株当たり当期純利益	円	―
連結自己資本比率 (国内基準)	%	8.35
連結自己資本利益率	%	0.02
連結株価収益率	倍	―
営業活動によるキャッシュ・フロー	百万円	35,114
投資活動によるキャッシュ・フロー	百万円	109
財務活動によるキャッシュ・フロー	百万円	―
現金及び現金同等物の期末残高	百万円	60,063
従業員数 〔外、平均臨時従業員数〕	人	551 〔177〕

(注) 1 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。
2 潜在株式調整後1株当たり当期純利益につきましては、潜在株式がないため、記載しておりません。
3 連結自己資本比率は、銀行法第14条の2の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国内基準を適用しております。
4 連結自己資本利益率は、連結当期純利益を、期中平均連結純資産額で除して算出しております。
5 連結株価収益率につきましては、株式が非上場・非登録であるため記載しておりません。

(2) 当行の当事業年度の前４事業年度及び当事業年度に係る主要な経営指標等の推移

回次		旧株式会社わかしお銀行の主要な経営指標等 第６期	第７期	第１期	第２期	第３期
決算年月		平成14年３月	平成15年３月	平成16年３月	平成17年３月	平成18年３月
経常収益	百万円	14,144	146,251	2,322,363	2,289,372	2,287,935
うち信託報酬	百万円	―	5	334	2,609	8,626
経常利益 (△は経常損失)	百万円	477	68,763	185,138	△71,680	720,933
当期純利益 (△は当期純損失)	百万円	0	183,040	301,113	△136,854	519,520
資本金	百万円	20,831	559,985	559,985	664,986	664,986
発行済株式総数	千株	416	普通株式 54,811 優先株式 967	普通株式 54,811 優先株式 967	普通株式 55,212 優先株式 900	普通株式 55,212 優先株式 900
純資産額	百万円	20,071	2,279,223	2,870,870	2,752,735	3,634,776
総資産額	百万円	498,215	97,891,161	94,109,074	91,129,776	97,443,428
預金残高	百万円	460,193	58,610,731	60,067,417	62,788,328	65,070,784
貸出金残高	百万円	373,951	57,282,365	50,810,144	50,067,586	51,857,559
有価証券残高	百万円	53,291	23,656,385	26,592,584	23,676,696	25,202,541
１株当たり純資産額	円	48,177.01	17,846.95	28,641.10	26,129.71	42,105.57
１株当たり配当額 (うち１株当たり中間配当額)	円	― (―)	普通株式 ― 第一種優先株式 ― 第二種優先株式 ― 第三種優先株式 ― (普通株式 ―) (第一種優先株式 ―) (第二種優先株式 ―) (第三種優先株式 ―)	普通株式 4,177 第一種優先株式10,500 第二種優先株式28,500 第三種優先株式13,700 (普通株式 528) (第一種優先株式10,500) (第二種優先株式28,500) (第三種優先株式13,700)	普通株式 683 第一種優先株式10,500 第二種優先株式28,500 第三種優先株式13,700 第１回第六種優先株式 485 (普通株式 683) (第一種優先株式10,500) (第二種優先株式28,500) (第三種優先株式13,700) (第１回第六種優先株式 ―)	普通株式 5,714 第一種優先株式10,500 第二種優先株式28,500 第三種優先株式13,700 第１回第六種優先株式 88,500 (普通株式 280) (第一種優先株式10 500) (第二種優先株式28,500) (第三種優先株式13,700) (第１回第六種優先株式 88,500)
１株当たり当期純利益 (△は１株当たり当期純損失)	円	0.82	68,437.74	5,228.80	△2,718.23	9,066.46
潜在株式調整後１株当たり当期純利益	円	―	66,527.24	5,221.53	―	9,050.63
単体自己資本比率	%	8.35	10.49	11.36	11.32	11.35
自己資本利益率	%	0.00	36.67	22.49	―	26.57
株価収益率	倍	―	―	―	―	―
配当性向	%	―	―	79.88	―	63.02
従業員数	人	511	19,797	17,546	16,338	16,050
信託財産額	百万円	―	166,976	429,388	777,177	1,305,915
信託勘定貸出金残高	百万円	―	35,080	10,000	9,780	7,870
信託勘定有価証券残高	百万円	―	―	4,645	81,840	238,205

(注) 1　当行は、第７期中に旧株式会社三井住友銀行と合併し、商号を株式会社三井住友銀行に変更しております。

2　消費税及び地方消費税の会計処理は、税抜方式によっております。

3　第７期から、「１株当たり純資産額」、「１株当たり当期純利益(又は１株当たり当期純損失)」及び「潜在株式調整後１株当たり当期純利益」の算定に当たっては、「１株当たり当期純利益に関する会計基準」(企業会計基準第２号)及び「１株当たり当期純利益に関する会計基準の適用指針」(企業会計基準適用指針第４号)を適用しております。

4　第３期中間配当についての取締役会決議は平成18年３月30日に行いました。

5　潜在株式調整後１株当たり当期純利益につきましては、第６期は潜在株式がないため、第２期は当期純損失が計上されているため、記載しておりません。

6　単体自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は第６期は国内基準、第７期以降は国際統一基準を適用しております。

7　自己資本利益率は、当期純利益から当期優先株式配当金総額を控除した金額を、優先株式控除後の期中平均純資産額で除して算出しております。なお、第２期は当期純損失が計上されているため、記載しておりません。

8　株価収益率につきましては、株式が非上場であるため記載しておりません。

9　配当性向は、当期普通株式配当金総額を、当期純利益から当期優先株式配当金総額を控除した金額で除して算出しております。なお、第２期は当期純損失が計上されているため、記載しておりません。

10　信託財産額は、「金融機関の信託業務の兼営等に関する法律」に基づく信託業務に係る信託財産額を記載しております。

なお、旧株式会社三井住友銀行の主要な経営指標等は次のとおりであります。

回次		第１期
決算年月		平成14年３月
経常収益	百万円	2,791,405
経常損失	百万円	522,106
当期純損失	百万円	322,852
資本金	百万円	1,326,746
発行済株式総数	千株	普通株式 5,709,424 優先株式 967,000
純資産額	百万円	3,196,492
総資産額	百万円	102,082,581
預金残高	百万円	61,051,813
貸出金残高	百万円	59,928,368
有価証券残高	百万円	20,442,996
１株当たり純資産額	円	332.02
１株当たり配当額 (うち１株当たり中間配当額)	円	普通株式 4.00 第１回第一種優先株式 10.50 第２回第一種優先株式 28.50 第五種優先株式 13.70 (普通株式 —) (第１回第一種優先株式 —) (第２回第一種優先株式 —) (第五種優先株式 —)
１株当たり当期純損失	円	59.20
潜在株式調整後 １株当たり当期純利益	円	—
単体自己資本比率 (国際統一基準)	%	11.50
自己資本利益率	%	—
株価収益率	倍	—
配当性向	%	—
従業員数	人	22,464

(注) 1　消費税及び地方消費税の会計処理は、税抜方式によっております。
2　１株当たり純資産額は、期末純資産額から「期末発行済優先株式数×発行価額」を控除した金額を、期末発行済普通株式数(「自己株式」を除く。)で除して算出しております。
3　１株当たり当期純損失は、当期純損失から当期優先株式配当金総額を控除した金額を、期中平均発行済普通株式数(「自己株式」を除く。)で除して算出しております。
4　潜在株式調整後１株当たり当期純利益、自己資本利益率、株価収益率及び配当性向につきましては、当期純損失が計上されているため、記載しておりません。
5　単体自己資本比率は、銀行法第14条の２の規定に基づく大蔵省告示に定められた算式に基づき作成しております。なお、当行は国際統一基準を適用しております。

2 【沿革】

明治９年７月	私盟会社三井銀行創立
26年６月	私盟会社三井銀行、合名会社に改組(資本金200万円)
28年11月	住友銀行創業(個人経営)
42年11月	合名会社三井銀行、株式会社に改組(資本金2,000万円)
45年３月	株式会社住友銀行設立(資本金1,500万円)
昭和11年12月	兵庫県下主要７行の合併により株式会社神戸銀行設立
15年12月	大日本無尽株式会社設立
18年４月	株式会社三井銀行、株式会社第一銀行と合併し株式会社帝国銀行となる
19年８月	株式会社帝国銀行、株式会社十五銀行を合併
20年７月	株式会社住友銀行、株式会社阪南銀行と株式会社池田実業銀行を合併
20年７月	株式会社神戸銀行、信託業務の兼営を開始
23年４月	大日本無尽株式会社、日本無尽株式会社に商号変更
23年10月	株式会社帝国銀行、株式会社第一銀行を分離し株式会社帝国銀行となる
23年10月	株式会社住友銀行、株式会社大阪銀行に商号変更
24年５月	株式会社帝国銀行、東京証券取引所及び大阪証券取引所に株式を上場
24年５月	株式会社大阪銀行、大阪証券取引所及び東京証券取引所に株式を上場 (その後、昭和25年４月札幌証券取引所、平成元年３月名古屋証券取引所に株式を上場)
26年10月	日本無尽株式会社、株式会社日本相互銀行に商号変更
27年12月	株式会社大阪銀行、株式会社住友銀行に行名復帰
29年１月	株式会社帝国銀行、株式会社三井銀行に行名復帰
35年４月	株式会社神戸銀行、信託業務及び勘定を東洋信託銀行株式会社に譲渡
40年４月	株式会社住友銀行、株式会社河内銀行を合併
43年４月	株式会社三井銀行、株式会社東都銀行を合併
43年12月	株式会社日本相互銀行、普通銀行に転換し株式会社太陽銀行に商号変更
48年10月	株式会社神戸銀行と株式会社太陽銀行が合併し株式会社太陽神戸銀行となる
61年10月	株式会社住友銀行、株式会社平和相互銀行を合併
平成元年１月	株式会社住友銀行、ロンドン証券取引所に株式を上場
２年４月	株式会社三井銀行と株式会社太陽神戸銀行が合併し株式会社太陽神戸三井銀行となる
４年４月	株式会社太陽神戸三井銀行、株式会社さくら銀行に商号変更
８年６月	株式会社わかしお銀行設立(資本金400億円)
13年４月	株式会社さくら銀行と株式会社住友銀行が合併し株式会社三井住友銀行となる
14年11月	株式会社三井住友銀行、株式上場を廃止
14年12月	株式会社三井住友銀行が株式移転により完全親会社である株式会社三井住友フィナンシャルグループを設立し、その完全子会社となる
15年３月	株式会社三井住友銀行と株式会社わかしお銀行が合併し、新商号を株式会社三井住友銀行とする
平成18年３月末現在	連結子会社113社、持分法適用会社30社 当行の国内本支店458、国内出張所147、海外支店15、海外出張所３、海外駐在員事務所14

3 【事業の内容】

(1) 当行グループの事業の内容

当行グループ(当行及び当行の関係会社(うち連結子会社113社、持分法適用会社30社))は、銀行業務を中心に、リース業務、証券業務、クレジットカード業務、投融資業務、融資業務、ベンチャーキャピタル業務などの金融サービスに係る事業を行っております。

なお、各事業部門(「第5　経理の状況　1　連結財務諸表等 (1) 連結財務諸表　注記事項　(セグメント情報)」に掲げる「事業の種類別セグメント情報」の区分と同一)における当行及び当行の関係会社の位置づけ等は次のとおりであります。

当行の親会社である株式会社三井住友フィナンシャルグループは同社の関係会社に係る経営管理及びこれに附帯する業務を行っております。

(銀行業)

当行の本店及び国内・海外の支店等において、預金業務、貸出業務、商品有価証券売買業務、有価証券投資業務、内国為替業務、外国為替業務、金融先物取引等の受託等業務、社債受託及び登録業務、信託業務、証券投資信託の窓口販売業務、証券仲介業務、保険募集業務等を行っております。

また、国内で株式会社みなと銀行、株式会社関西アーバン銀行、株式会社ジャパンネット銀行が、海外ではSumitomo Mitsui Banking Corporation Europe Limited、Manufacturers Bank、Sumitomo Mitsui Banking Corporation of Canada、Banco Sumitomo Mitsui Brasileiro S.A.、PT Bank Sumitomo Mitsui Indonesiaが、預金業務、貸出業務等を展開するとともに、SMBC信用保証株式会社が、国内において当行の取扱う住宅ローン等に対する信用保証業務を行っております。

(その他事業)

当事業部門では、国内においてさくらカード株式会社がクレジットカード業務を、SMBCコンサルティング株式会社が経営相談業務、会員事業を、SMBCファイナンスサービス株式会社が融資業務、ファクタリング業務、集金代行業務を、フィナンシャル・リンク株式会社が情報処理サービス業務、コンサルティング業務を、SMBCフレンド証券株式会社が証券業務を、株式会社さくらケーシーエス、さくら情報システム株式会社がシステム開発・情報処理業務を、プロミス株式会社が消費者金融業務を、アットローン株式会社が個人向けローン業務を、株式会社クオークが個品割賦あっせん・総合割賦あっせん業務を、エヌ・アイ・エフSMBCベンチャーズ株式会社がベンチャーキャピタル業務を、三井住友アセットマネジメント株式会社が投資顧問業務、投資信託委託業務を、ジャパン・ペンション・ナビゲーター株式会社が確定拠出年金の運営管理業務を行っており、また海外ではSMBC Leasing and Finance,Inc.がリース業務を、SMBC Capital Markets,Inc.がスワップ関連業務、投融資業務を、SMBC Capital Markets Limitedがスワップ関連業務を、SMBC Securities,Inc.が証券業務を、Sumitomo Mitsui Finance Australia Limitedが投融資業務を行う等、銀行業務以外の金融サービスに係る事業を行っております。

(2) 当行グループの事業系統図

(□は連結子会社、○は持分法適用会社。)



(親会社)株式会社三井住友フィナンシャルグループ
株式会社三井住友銀行
銀行業
… 国内本支店458、海外支店15
主な関係会社
＜国内＞
□株式会社みなと銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社関西アーバン銀行(東京・大阪各証券取引所市場第一部上場)
□株式会社ジャパンネット銀行(インターネット専業銀行)
□SMBC信用保証株式会社(信用保証業務)
＜海外＞
□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia
その他事業
主な関係会社
＜国内＞
□さくらカード株式会社(クレジットカード業務)
□SMBCコンサルティング株式会社(経営相談業務、会員事業)
□SMBCファイナンスサービス株式会社(融資業務、ファクタリング業務、集金代行業務)
□フィナンシャル・リンク株式会社(情報処理サービス業務、コンサルティング業務)
□SMBCフレンド証券株式会社(東京・大阪・名古屋各証券取引所市場第一部上場)(証券業務)
□株式会社さくらケーシーエス(大阪証券取引所市場第二部上場)(システム開発・情報処理業務)
□さくら情報システム株式会社(システム開発・情報処理業務)
○プロミス株式会社(東京証券取引所市場第一部上場)(消費者金融業務)
○アットローン株式会社(個人向けローン業務)
○株式会社クオーク(個品割賦あっせん・総合割賦あっせん業務)
○エヌ・アイ・エフSMBCベンチャーズ株式会社(ジャスダック証券取引所上場)(ベンチャーキャピタル業務)
○三井住友アセットマネジメント株式会社(投資顧問業務、投資信託委託業務)
○ジャパン・ペンション・ナビゲーター株式会社(確定拠出年金の運営管理業務)
＜海外＞
□SMBC Leasing and Finance, Inc.(リース業務)
□SMBC Capital Markets, Inc.(スワップ関連業務、投融資業務)
□SMBC Capital Markets Limited(スワップ関連業務)
□SMBC Securities, Inc.(証券業務)
□Sumitomo Mitsui Finance Australia Limited(投融資業務)
三井住友銀リース株式会社(リース業務)
三井住友カード株式会社(クレジットカード業務)
株式会社日本総合研究所(システム開発・情報処理業務、コンサルティング業務、シンクタンク業務)
SMFG企業再生債権回収株式会社(企業再生コンサルティング業務、債権管理回収業務)
大和証券エスエムビーシー株式会社(証券業務、金融派生商品業務)
大和住銀投信投資顧問株式会社(投資顧問業務、投資信託委託業務)

(参考)　当行の組織図
当行の経営組織図は次のとおりであります。

(平成18年6月30日現在)



株主総会
監査役会
監査役
監査役室
取締役会
経営会議
業務監査部門
業務監査部
監査企画室
資産監査部
コーポレートスタッフ部門
広報部
社会貢献室
経営企画部
金融調査室
ＣＳＲ室
財務企画部
政策投資室
関連事業部
統合リスク管理部
システム企画室
融資企画部
信用リスクマネジメント部
情報システム企画部
人事部
研修所
人事相談室
人材開発部
品質管理部
お客さま相談室
コンプライアンス部門
総務部
オペレーショナルリスク管理室
独占禁止法モニタリング室
金融商品コンプライアンス室
金融犯罪対応室
法務部
コーポレートサービス部門
管理部
秘書室
事務統括部
事務推進部
企業調査部
融資管理部
信託部
個人部門
個人業務部
マーケティング企画室
Next W-ingプロジェクト室
コンサルティング事業部
ローン事業部
マスリテール事業部
カードローン事業部
プライベートバンキング事業部
個人審査部
ブロック
支店
ローンプラザ
アパートローンプラザ
個人債権管理センター
プライベートバンキング営業部
ダイレクトバンキング営業部
ライフプランサービス営業部
確定拠出年金推進室
カードローンプラザ
法人部門
公共法人営業部
ＳＭＥ業務部
法人審査第一部
法人審査第二部
地域法人営業本部
法人営業部
法人プロモーションオフィス
法人財務開発部
公務法人営業部
ビジネスサポートプラザ
法人企業統括部
ソリューション推進部
不動産金融ソリューション推進部
外国業務部
中国業務推進部
コーポレート・アドバイザリー本部
企業金融部門
本店第一営業本部
本店第二営業本部
大阪本店営業本部
企業審査部
名古屋営業本部
営業部
国際部門
国際統括部
業務システム企画室
米州統括部
米州審査部
欧州統括部
欧州審査部
国際審査部
国際環境室
アジア本部
米州本部
欧州本部
国際業務部
国際法人営業部
国際企業投資部
アジア地区営業拠点
米州各部
欧州各部
市場営業部門
市場営業統括部
市場資金部
市場運用部
市場営業部
市場営業推進部
投資銀行部門
投資銀行統括部
プロダクト開発室
シンジケーション営業部
業務管理室
ストラクチャードファイナンス営業部
不動産ファイナンス営業部
企業情報部
投資開発部
金融商品営業部
証券営業部
ストラクチャー審査部
決済ファイナンスユニット
ＥＣ業務部
営業推進室
アセットファイナンス営業部
資金証券サービス部
支店サービス部
営業サービス部
公務部
お客さま

4 【関係会社の状況】

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有(又は被所有)割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
(親会社) 株式会社三井住友フィナンシャルグループ(注)7	東京都千代田区	1,420,877	銀行持株会社	(被所有) 100	11 (9)	—	経営管理 金銭貸借関係 預金取引関係	当行から建物の一部を賃借	(注)5
(連結子会社) 株式会社みなと銀行(注)7,9	神戸市中央区	24,908	銀行業	50.00 (1.58)	5	—	金銭貸借関係 預金取引関係	—	—
株式会社関西アーバン銀行(注)7	大阪市中央区	37,040	銀行業	42.73 (0.46) [5.71]	4	—	金銭貸借関係 預金取引関係	—	—
株式会社ジャパンネット銀行	東京都新宿区	20,000	銀行業	57	9	—	預金取引関係	—	—
SMBC信用保証株式会社(注)6	東京都港区	187,720	銀行業	100 (100)	21	—	預金取引関係	当行から建物の一部を賃借	—
住銀保証株式会社	東京都港区	350	銀行業	100 (100)	6	—	預金取引関係	—	—
Sumitomo Mitsui Banking Corporation Europe Limited (注)6	英国ロンドン市	百万米ドル 1,700	銀行業	100	5	—	コルレス関係 金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
Manufacturers Bank	アメリカ合衆国カリフォルニア州ロスアンゼルス市	千米ドル 80,786	銀行業	100	5 (1)	—	コルレス関係 金銭貸借関係 預金取引関係	—	—
Sumitomo Mitsui Banking Corporation of Canada	カナダ国オンタリオ州トロント市	千カナダドル 121,870	銀行業	100	3	—	コルレス関係 金銭貸借関係 預金取引関係	—	—
Banco Sumitomo Mitsui Brasileiro S.A.	ブラジル連邦共和国サンパウロ市	千ブラジルレアル 309,356	銀行業	100	3	—	コルレス関係 金銭貸借関係 預金取引関係	—	—
PT Bank Sumitomo Mitsui Indonesia	インドネシア共和国ジャカルタ市	億インドネシアルピア 15,024	銀行業	98.28	5	—	コルレス関係 金銭貸借関係 預金取引関係	—	—
さくらカード株式会社	東京都中央区	7,438	その他事業 (クレジットカード業)	95.74 (17.95)	19	—	金銭貸借関係 預金取引関係 保証取引関係	—	—
SMBCコンサルティング株式会社	東京都千代田区	1,100	その他事業 (経営相談業、会員事業)	75 (25)	6	—	預金取引関係	—	—
SMBCファイナンスサービス株式会社(注)6	東京都港区	71,705	その他事業 (融資業、ファクタリング業、集金代行業)	100 (100)	13	—	金銭貸借関係 預金取引関係	—	—
四谷管理株式会社(注)8	東京都新宿区	18,182	その他事業 (融資業)	53.58 (6.58)	3	—	金銭貸借関係 預金取引関係	—	—

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有(又は被所有)割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
フィナンシャル・リンク株式会社	東京都港区	160	その他事業(情報処理サービス業、コンサルティング業)	100 (100)	5	—	預金取引関係	—	—
SMBCフレンド証券株式会社(注)7	東京都中央区	27,270	その他事業(証券業)	43.69 (2.50)	8	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	(注)4
株式会社さくらケーシーエス(注)7	神戸市中央区	2,054	その他事業(システム開発・情報処理業)	35.21 (9.46) [17.67]	10	—	金銭貸借関係 預金取引関係	当行に建物の一部を賃貸	—
さくら情報システム株式会社	東京都中央区	600	その他事業(システム開発・情報処理業)	69 (31.51)	10	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
SMBCファイナンスビジネス・プランニング株式会社	東京都千代田区	10	その他事業(経営管理業)	100	4	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
SMBCローンビジネス・プランニング株式会社(注)6	東京都千代田区	100,010	その他事業(経営管理業)	100	7	—	預金取引関係	当行から建物の一部を賃借	—
SMBCローン債権回収株式会社	東京都中央区	500	その他事業(債権管理回収業)	70 (70)	17	—	預金取引関係 業務委託関係	当行から建物の一部を賃借	—
SMBCビジネス債権回収株式会社	東京都中央区	500	その他事業(債権管理回収業)	100	13	—	預金取引関係 業務委託関係	—	—
SMBC Leasing and Finance, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1,620	その他事業(リース業)	97.38 (7.69)	5	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
SMBC Capital Markets, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 100	その他事業(スワップ関連業、投融資業)	100 (10)	5	—	預金取引関係 スワップ関連業務関係	当行から建物の一部を賃借	—
SMBC Securities, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 100	その他事業(証券業)	100 (10)	6	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
SMBC Financial Services, Inc.	アメリカ合衆国デラウエア州ドーバー市	米ドル 300	その他事業(投融資業)	100	4	—	預金取引関係	—	—
SMBC Cayman LC Limited(注)6	英領グランドケイマン島ジョージタウン市	百万米ドル 1,375	その他事業(保証業務)	100	3	—	保証取引関係	—	—

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有(又は被所有)割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
SMBC MVI SPC	英領グランドケイマン島ジョージタウン市	百万米ドル 45	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
SMBC DIP Limited	英領グランドケイマン島ジョージタウン市	百万米ドル 1	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
Sumitomo Finance (Asia) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 35,000	その他事業(投融資業)	100	2	—	預金取引関係 業務委託関係	—	—
SBTC, Inc.	アメリカ合衆国デラウエア州ウィルミントン市	米ドル 1	その他事業(投融資業)	100	3	—	預金取引関係	—	—
SB Treasury Company L.L.C.	アメリカ合衆国デラウエア州ウィルミントン市	百万米ドル 470	その他事業(投融資業)	100 (100)	4	—	金銭貸借関係 預金取引関係	—	—
SFVI Limited	英領バージンアイランドロードタウン市	米ドル 300	その他事業(投融資業)	100	2	—	預金取引関係 業務委託関係	—	—
SB Equity Securities (Cayman), Limited	英領グランドケイマン島ジョージタウン市	1	その他事業(融資業)	100	3	—	金銭貸借関係 預金取引関係	—	—
Sakura Finance (Cayman) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 100	その他事業(融資業)	100	1	—	金銭貸借関係 預金取引関係	—	—
Sakura Capital Funding(Cayman) Limited	英領グランドケイマン島ジョージタウン市	千米ドル 100	その他事業(融資業)	100	1	—	預金取引関係	—	—
Sakura Preferred Capital(Cayman) Limited	英領グランドケイマン島ジョージタウン市	10	その他事業(融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
SMBC International Finance N.V.	オランダ領キュラソー	千米ドル 200	その他事業(融資業)	100	1	—	金銭貸借関係 預金取引関係	—	—
SMBC Capital Markets Limited	英国ロンドン市	千米ドル 297,000	その他事業(スワップ関連業)	100	4	—	預金取引関係 スワップ関連業務関係	—	—
Sumitomo Finance International plc	英国ロンドン市	千英ポンド 200,000	その他事業(投融資業)	100	3	—	金銭貸借関係 預金取引関係	当行から建物の一部を賃借	—
Sumitomo Mitsui Finance Dublin Limited	アイルランド共和国ダブリン市	千米ドル 18,000	その他事業(投融資業)	100	1	—	金銭貸借関係 預金取引関係 スワップ業務関係 業務委託関係	—	—

名称	住所	資本金又は出資金(百万円)	主要な事業の内容	議決権の所有(又は被所有)割合(%)	当行との関係内容				
					役員の兼任等(人)	資金援助	営業上の取引	設備の賃貸借	業務提携
Sakura Finance Asia Limited	中華人民共和国香港特別行政区	百万米ドル 65.5	その他事業(投融資業)	100	2	—	金銭貸借関係 預金取引関係	—	—
Sumitomo Mitsui Finance Australia Limited	オーストラリア連邦シドニー市	百万豪ドル 156.5	その他事業(投融資業)	100	2	—	コルレス関係 預金取引関係	—	—
その他70社	—	—	—	—	—	—	—	—	—
(持分法適用子会社)その他3社	—	—	—	—	—	—	—	—	—
(持分法適用関連会社) プロミス株式会社(注)7	東京都千代田区	80,737	その他事業(消費者金融業)	21.50	1	—	金銭貸借関係 預金取引関係	—	(注)5
アットローン株式会社	東京都港区	10,912	その他事業(個人向けローン業)	49.99	4 (1)	—	金銭貸借関係 預金取引関係	—	—
株式会社クオーク	大阪市西区	1,000	その他事業(個品割賦あっせん・総合割賦あっせん業)	22.91 (9.16)	24	—	金銭貸借関係 預金取引関係	—	—
エヌ・アイ・エフSMBCベンチャーズ株式会社(注)7	東京都中央区	18,767	その他事業(ベンチャーキャピタル業)	40.01	4	—	金銭貸借関係 預金取引関係	—	—
三井住友アセットマネジメント株式会社(注)7	東京都港区	2,000	その他事業(投資顧問業、投資信託委託業)	17.5	2 (1)	—	金銭貸借関係 預金取引関係	—	—
ジャパン・ペンション・ナビゲーター株式会社	東京都中央区	4,000	その他事業(確定拠出年金の運営管理業)	30	2	—	預金取引関係	—	—
その他21社	—	—	—	—	—	—	—	—	—

(注) 1　連結子会社、持分法適用関連会社の「主要な事業の内容」欄には、事業の種類別セグメントの名称を記載しております。

2　「議決権の所有(又は被所有)割合」欄の(　)内は子会社による間接所有の割合(内書き)、[　]内は緊密な者又は同意している者の所有割合(外書き)であります。

3　「当行との関係内容」の「役員の兼任等」欄の(　)内は、当行の役員(内書き)であります。

4　当行とSMBCフレンド証券株式会社は、証券仲介業における業務提携を行っております。

5　当行及び株式会社三井住友フィナンシャルグループは、プロミス株式会社との間で、コンシューマー・ファイナンス事業分野における業務提携を行っております。

6　上記関係会社のうち、特定子会社に該当する会社は、SMBC信用保証株式会社、Sumitomo Mitsui Banking Corporation Europe Limited、SMBCファイナンスサービス株式会社、SMBCローンビジネス・プランニング株式会社、SMBC Cayman LC Limitedであります。

7　上記関係会社のうち、有価証券報告書を提出している会社は、株式会社三井住友フィナンシャルグループ、株式会社みなと銀行、株式会社関西アーバン銀行、SMBCフレンド証券株式会社、株式会社さくらケーシーエス、プロミス株式会社、エヌ・アイ・エフSMBCベンチャーズ株式会社、三井住友アセットマネジメント株式会社であります。

8　上記関係会社のうち、四谷管理株式会社(旧SMBC抵当証券株式会社)は連結財務諸表に重要な影響を与えている債務超過の状況にあり、その債務超過の金額は平成18年３月期末時点で41,461百万円であります。なお、同社は清算手続中であります。

9　株式会社みなと銀行の議決権の所有割合には、当行が退職給付信託に拠出した株式の議決権の所有割合43.35%が含まれており、当該株式の議決権については当行の指図により行使されることとなっております。

5 【従業員の状況】

(1) 連結会社における従業員数

(平成18年３月31日現在)

	銀行業	その他事業	合計
従業員数 [外、平均臨時従業員数]	20,733人 [8,073]	12,185人 [4,850]	32,918人 [12,923]

(注) 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員14,589人を含んでおりません。

(2) 当行の従業員数

(平成18年３月31日現在)

従業員数	平均年齢	平均勤続年数	平均年間給与
16,050人	36歳３月	13年10月	7,588千円

(注) 1 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員282人を含んでおりません。

なお、取締役を兼務しない執行役員58人は従業員数に含めておりません。

2 平均年間給与は、賞与及び基準外賃金を含んでおります。

3 平均年齢、平均勤続年数、平均年間給与には、海外の現地採用者を含んでおりません。

4 当行の従業員組合は、三井住友銀行従業員組合と称し、組合員数は16,242人であります。労使間においては特記すべき事項はありません。

第２ 【事業の状況】

１ 【業績等の概要】

(1) 業績

① 経済金融環境

当連結会計年度を顧みますと、原油価格が上昇・高止まりする中、海外では、欧州経済が緩やかに回復したほか、米国経済も景気拡大が続き、アジア経済においても中国等で高い成長が継続しました。わが国経済におきましても、設備投資の拡大に加え、個人消費が緩やかに増加するなど、景気は回復を続けました。

金融資本市場におきましては、短期市場金利は期中を通じてほぼゼロ％で推移しましたが、本年３月、日本銀行は、消費者物価が前年比プラスに転じたこと等から、量的緩和政策を解除し、金利を操作目標とする金融政策に戻しました。一方、長期市場金利は、新発10年物国債の流通利回りが、昨年６月末にかけて低下したものの、その後は景気回復を背景に上昇傾向に転じ、期末には1.7％台にまで上昇しました。株価は、概ね上昇傾向を辿り、前期末に比べて大幅に上昇しました。

こうした中、金融界におきましては、昨年10月に郵政民営化法が成立し、昨年11月に政策金融改革の基本方針が策定されるなど、公的金融のあり方の見直しに向けた動きが進展しました。また、昨年10月に銀行代理店制度の見直しを柱とする銀行法等の一部を改正する法律が成立し、昨年12月には銀行の保険販売における一部商品が追加解禁される一方、本年６月には幅広い金融商品について横断的な利用者保護の枠組みを整備する金融商品取引法が成立しました。

② 経営戦略

このような経済金融環境のもと、当行グループは、企業価値の持続的な向上のため、収益性及び成長性の高い分野に積極的に取り組んでまいりました。

個人向けのコンサルティング業務、法人向けのソリューションビジネス等の戦略分野の強化、グループ総合力を活かしたサービスの提供に取り組むとともに、投資銀行業務、コンシューマー・ファイナンス業務等でのアライアンスを積極的に推進し、グループ収益力の強化を進めてまいりました。

③　営業の成果

当連結会計年度における業績は以下のとおりとなりました。

業容面では、預金は、前連結会計年度末対比２兆3,553億円増加して70兆8,641億円となり、譲渡性預金は、同5,128億円増加して３兆2,736億円となりました。

一方、貸出金は、同２兆2,918億円増加し、57兆4,407億円となりました。

総資産は、同６兆9,402億円増加し、104兆4,185億円となりました。

損益面では、経常収益は、株式売却益等のその他経常収益及び特定取引収益が減少する一方、貸出金利息等の資金運用収益、役務取引等収益及びその他業務収益が増加したこと等を要因に、前連結会計年度対比2.2％増の２兆7,502億円となりました。経常費用は、預金利息等の資金調達費用が増加したものの、前連結会計年度において将来リスクへの対応力強化を目的として貸倒引当金の積み増し等を行ったことにより、当連結会計年度の貸倒引当金繰入額等が減少したことから、その他経常費用が大幅に減少し、前連結会計年度対比32.3％減の１兆8,882億円となりました。その結果、経常利益は8,620億円、特別損益等を勘案した当期純利益は5,635億円となりました。

純資産額は、当期純利益の計上、その他有価証券評価差額金の増加等により、前連結会計年度末対比9,643億円増加して３兆5,982億円となりました。

事業の種類別では、銀行業、その他事業の内部取引消去前の総資産シェアは、銀行業が96(前連結会計年度対比＋０)％、その他事業が４(同△０)％、同経常収益シェアが、銀行業が86(前連結会計年度対比△０)％、その他事業が14(同＋０)％となりました。

また、所在地別の内部取引消去前の総資産シェアは、日本が89(前連結会計年度対比△１)％、米州が５(同＋０)％、欧州、アジア・オセアニアは、各々３(同＋１)％、３(同＋０)％、同経常収益シェアは、日本が82(前連結会計年度対比△６)％、米州が８(同＋２)％、欧州、アジア・オセアニアは、各々４(同＋２)％、６(同＋２)％となりました。

連結自己資本比率は、10.77％となりました。

(2) キャッシュ・フロー

当連結会計年度のキャッシュ・フローは、資金の運用・調達や貸出金・預金の増減等の「営業活動によるキャッシュ・フロー」が前連結会計年度対比６兆4,307億円増加して＋２兆5,520億円、有価証券の取得・売却や動産不動産及びリース資産の取得・売却等の「投資活動によるキャッシュ・フロー」が同３兆3,477億円減少して△3,812億円、劣後調達等の「財務活動によるキャッシュ・フロー」が同2,555億円減少して＋543億円となりました。その結果、当連結会計年度末の現金及び現金同等物の残高は前連結会計年度末対比２兆2,289億円増加して５兆1,552億円となりました。

(3) 国内・海外別業績

① 国内・海外別収支

当連結会計年度の資金運用収支は前連結会計年度比122億円の減益となる１兆1,403億円、信託報酬は同60億円の増益となる86億円、役務取引等収支は同877億円の増益となる5,068億円、特定取引収支は同1,115億円の減益となる328億円、その他業務収支は同826億円の増益となる2,227億円となりました。

国内・海外別に見ますと、国内の資金運用収支は前連結会計年度比609億円の減益となる１兆39億円、信託報酬は同60億円の増益となる86億円、役務取引等収支は同783億円の増益となる4,618億円、特定取引収支は同1,089億円の減益となる280億円、その他業務収支は同848億円の増益となる2,150億円となりました。

海外の資金運用収支は前連結会計年度比394億円の増益となる1,474億円、役務取引等収支は同100億円の増益となる456億円、特定取引収支は同26億円の減益となる47億円、その他業務収支は同27億円の減益となる71億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
資金運用収支	前連結会計年度	1,064,962	108,034	△20,329	1,152,667
	当連結会計年度	1,003,969	147,497	△11,092	1,140,374
うち資金運用収益	前連結会計年度	1,320,829	219,685	△49,996	1,490,519
	当連結会計年度	1,273,062	392,619	△35,372	1,630,309
うち資金調達費用	前連結会計年度	255,867	111,651	△29,666	337,851
	当連結会計年度	269,092	245,122	△24,279	489,935
信託報酬	前連結会計年度	2,609	—	—	2,609
	当連結会計年度	8,626	—	—	8,626
役務取引等収支	前連結会計年度	383,511	35,633	10	419,155
	当連結会計年度	461,860	45,686	△666	506,879
うち役務取引等収益	前連結会計年度	474,455	40,169	△2,799	511,824
	当連結会計年度	557,992	49,288	△2,421	604,859
うち役務取引等費用	前連結会計年度	90,943	4,535	△2,809	92,669
	当連結会計年度	96,132	3,601	△1,754	97,979
特定取引収支	前連結会計年度	136,997	7,389	—	144,387
	当連結会計年度	28,096	4,710	—	32,807
うち特定取引収益	前連結会計年度	138,258	9,401	△3,073	144,587
	当連結会計年度	36,163	18,099	△21,455	32,807
うち特定取引費用	前連結会計年度	1,260	2,011	△3,073	199
	当連結会計年度	8,066	13,389	△21,455	—
その他業務収支	前連結会計年度	130,263	9,944	△107	140,101
	当連結会計年度	215,075	7,157	474	222,708
うちその他業務収益	前連結会計年度	298,745	14,310	△203	312,852
	当連結会計年度	341,621	19,504	△880	360,246
うちその他業務費用	前連結会計年度	168,482	4,365	△96	172,751
	当連結会計年度	126,546	12,346	△1,354	137,538

(注) 1 「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2 「海外」とは、当行の海外店及び海外連結子会社であります。

3 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用(前連結会計年度３百万円、当連結会計年度１百万円)を資金調達費用から控除して表示しております。

4 「国内」「海外」間の内部取引は「相殺消去額(△)」欄に表示しております。

② 国内・海外別資金運用／調達の状況

当連結会計年度の資金運用勘定の平均残高は前連結会計年度比8,225億円増加して85兆8,602億円、利回りは同0.15％増加して1.90％となりました。また、資金調達勘定の平均残高は同１兆6,803億円増加して88兆7,867億円、利回りは同0.16％増加して0.55％となりました。

国内・海外別に見ますと、国内の資金運用勘定の平均残高は前連結会計年度比１兆102億円減少して76兆8,600億円、利回りは同0.04％低下して1.66％となりました。また、資金調達勘定の平均残高は同772億円減少して82兆4,223億円、利回りは同0.02％増加して0.33％となりました。

海外の資金運用勘定の平均残高は前連結会計年度比１兆5,785億円増加して９兆6,217億円、利回りは同1.35％増加して4.08％となりました。また、資金調達勘定の平均残高は同１兆5,042億円増加して６兆9,881億円、利回りは同1.47％増加して3.51％となりました。

ア　国内

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(％)
資金運用勘定	前連結会計年度	77,870,320	1,320,829	1.70
	当連結会計年度	76,860,046	1,273,062	1.66
うち貸出金	前連結会計年度	50,866,716	974,378	1.92
	当連結会計年度	50,705,981	921,387	1.82
うち有価証券	前連結会計年度	23,248,647	247,905	1.07
	当連結会計年度	21,493,008	290,830	1.35
うちコールローン及び買入手形	前連結会計年度	587,437	4,116	0.70
	当連結会計年度	713,123	7,773	1.09
うち買現先勘定	前連結会計年度	92,885	6	0.01
	当連結会計年度	98,096	8	0.01
うち債券貸借取引支払保証金	前連結会計年度	874,138	185	0.02
	当連結会計年度	1,411,749	613	0.04
うち預け金	前連結会計年度	1,217,735	20,579	1.69
	当連結会計年度	1,390,836	23,683	1.70
資金調達勘定	前連結会計年度	82,499,517	255,867	0.31
	当連結会計年度	82,422,311	269,092	0.33
うち預金	前連結会計年度	62,999,470	67,477	0.11
	当連結会計年度	64,276,673	100,809	0.16
うち譲渡性預金	前連結会計年度	3,620,709	813	0.02
	当連結会計年度	3,506,890	870	0.02
うちコールマネー及び売渡手形	前連結会計年度	4,836,442	1,436	0.03
	当連結会計年度	5,910,627	1,310	0.02
うち売現先勘定	前連結会計年度	572,714	18	0.00
	当連結会計年度	213,153	6	0.00
うち債券貸借取引受入担保金	前連結会計年度	4,645,843	51,853	1.12
	当連結会計年度	2,771,613	58,292	2.10
うちコマーシャル・ペーパー	前連結会計年度	4,528	1	0.04
	当連結会計年度	289	0	0.22
うち借用金	前連結会計年度	1,798,989	51,055	2.84
	当連結会計年度	1,486,282	41,865	2.82
うち短期社債	前連結会計年度	136	0	0.12
	当連結会計年度	3,791	4	0.12
うち社債	前連結会計年度	3,487,399	54,426	1.56
	当連結会計年度	3,723,495	61,711	1.66

（注）1　「国内」とは、当行(海外店を除く)及び国内連結子会社であります。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前連結会計年度1,670,430百万円、当連結会計年度2,787,783百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)及び利息(前連結会計年度3百万円、当連結会計年度1百万円)を資金調達勘定から、それぞれ控除して表示しております。

イ　海外

種類	期別	平均残高	利息	利回り
		金額(百万円)	金額(百万円)	(%)
資金運用勘定	前連結会計年度	8,043,184	219,685	2.73
	当連結会計年度	9,621,722	392,619	4.08
うち貸出金	前連結会計年度	5,388,426	166,477	3.09
	当連結会計年度	6,652,589	283,993	4.27
うち有価証券	前連結会計年度	904,213	28,944	3.20
	当連結会計年度	949,114	37,627	3.96
うちコールローン及び買入手形	前連結会計年度	121,023	2,979	2.46
	当連結会計年度	178,988	6,556	3.66
うち買現先勘定	前連結会計年度	155,602	3,157	2.03
	当連結会計年度	182,955	6,758	3.69
うち債券貸借取引支払保証金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち預け金	前連結会計年度	1,020,309	17,709	1.74
	当連結会計年度	1,182,483	37,742	3.19
資金調達勘定	前連結会計年度	5,483,853	111,651	2.04
	当連結会計年度	6,988,102	245,122	3.51
うち預金	前連結会計年度	4,105,888	66,220	1.61
	当連結会計年度	5,705,664	167,488	2.94
うち譲渡性預金	前連結会計年度	122,085	2,912	2.39
	当連結会計年度	303,226	12,033	3.97
うちコールマネー及び売渡手形	前連結会計年度	160,044	2,480	1.55
	当連結会計年度	145,523	4,658	3.20
うち売現先勘定	前連結会計年度	212,983	3,454	1.62
	当連結会計年度	208,672	7,440	3.57
うち債券貸借取引受入担保金	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うちコマーシャル・ペーパー	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち借用金	前連結会計年度	100,866	3,109	3.08
	当連結会計年度	93,085	2,182	2.34
うち短期社債	前連結会計年度	―	―	―
	当連結会計年度	―	―	―
うち社債	前連結会計年度	765,713	29,017	3.79
	当連結会計年度	521,556	23,131	4.44

(注) 1　「海外」とは、当行の海外店及び海外連結子会社であります。
2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社の平均残高については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3　無利息預け金の平均残高(前連結会計年度34,722百万円、当連結会計年度32,268百万円)を資金運用勘定から控除して表示しております。

ウ　合計

種類	期別	平均残高(百万円)			利息(百万円)			利回り(%)
		小計	相殺消去額(△)	合計	小計	相殺消去額(△)	合計	
資金運用勘定	前連結会計年度	85,913,504	△875,788	85,037,716	1,540,515	△49,996	1,490,519	1.75
	当連結会計年度	86,481,768	△621,521	85,860,247	1,665,681	△35,372	1,630,309	1.90
うち貸出金	前連結会計年度	56,255,142	△744,714	55,510,427	1,140,855	△27,560	1,113,294	2.01
	当連結会計年度	57,358,570	△601,793	56,756,777	1,205,381	△22,713	1,182,668	2.08
うち有価証券	前連結会計年度	24,152,860	―	24,152,860	276,849	△20,329	256,520	1.06
	当連結会計年度	22,442,122	―	22,442,122	328,457	△11,101	317,356	1.41
うちコールローン及び買入手形	前連結会計年度	708,460	―	708,460	7,095	―	7,095	1.00
	当連結会計年度	892,111	―	892,111	14,330	―	14,330	1.61
うち買現先勘定	前連結会計年度	248,487	―	248,487	3,163	―	3,163	1.27
	当連結会計年度	281,051	―	281,051	6,767	―	6,767	2.41
うち債券貸借取引支払保証金	前連結会計年度	874,138	―	874,138	185	―	185	0.02
	当連結会計年度	1,411,749	―	1,411,749	613	―	613	0.04
うち預け金	前連結会計年度	2,238,044	△130,904	2,107,140	38,289	△2,105	36,183	1.72
	当連結会計年度	2,573,319	△17,898	2,555,420	61,425	△1,558	59,867	2.34
資金調達勘定	前連結会計年度	87,983,371	△876,956	87,106,414	367,518	△29,666	337,851	0.39
	当連結会計年度	89,410,414	△623,669	88,786,744	514,214	△24,279	489,935	0.55
うち預金	前連結会計年度	67,105,359	△132,064	66,973,294	133,697	△2,105	131,591	0.20
	当連結会計年度	69,982,338	△20,023	69,962,314	268,297	△1,558	266,739	0.38
うち譲渡性預金	前連結会計年度	3,742,795	―	3,742,795	3,726	―	3,726	0.10
	当連結会計年度	3,810,116	―	3,810,116	12,904	―	12,904	0.34
うちコールマネー及び売渡手形	前連結会計年度	4,996,487	―	4,996,487	3,917	―	3,917	0.08
	当連結会計年度	6,056,150	―	6,056,150	5,969	―	5,969	0.10
うち売現先勘定	前連結会計年度	785,698	―	785,698	3,472	―	3,472	0.44
	当連結会計年度	421,826	―	421,826	7,447	―	7,447	1.77
うち債券貸借取引受入担保金	前連結会計年度	4,645,843	―	4,645,843	51,853	―	51,853	1.12
	当連結会計年度	2,771,613	―	2,771,613	58,292	―	58,292	2.10
うちコマーシャル・ペーパー	前連結会計年度	4,528	―	4,528	1	―	1	0.04
	当連結会計年度	289	―	289	0	―	0	0.22
うち借用金	前連結会計年度	1,899,855	△744,722	1,155,133	54,164	△27,560	26,603	2.30
	当連結会計年度	1,579,367	△601,816	977,550	44,047	△22,721	21,326	2.18
うち短期社債	前連結会計年度	136	―	136	0	―	0	0.12
	当連結会計年度	3,791	―	3,791	4	―	4	0.12
うち社債	前連結会計年度	4,253,112	―	4,253,112	83,443	―	83,443	1.96
	当連結会計年度	4,245,052	―	4,245,052	84,843	―	84,843	2.00

(注) 1　「国内」、「海外」間の内部取引は「相殺消去額(△)」欄に表示しております。

2　平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。

3　無利息預け金の平均残高(前連結会計年度1,703,992百万円、当連結会計年度2,817,927百万円)を資金運用勘定から控除して表示しております。

4　金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)を資金運用勘定から、金銭の信託運用見合額の平均残高(前連結会計年度3,629百万円、当連結会計年度1,717百万円)及び利息(前連結会計年度３百万円、当連結会計年度１百万円)を資金調達勘定から、それぞれ控除して表示しております。

③　国内・海外別役務取引の状況

当連結会計年度の役務取引等収益は前連結会計年度比930億円増加して6,048億円、一方役務取引等費用は同53億円増加して979億円となったことから、役務取引等収支は同877億円の増益となる5,068億円となりました。

国内・海外別に見ますと、国内の役務取引等収益は前連結会計年度比835億円増加して5,579億円、一方役務取引等費用は同51億円増加して961億円となったことから、役務取引等収支は同783億円の増益となる4,618億円となりました。

海外の役務取引等収益は前連結会計年度比91億円増加して492億円、一方役務取引等費用は同９億円減少して36億円となったことから、役務取引等収支は同100億円の増益となる456億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
役務取引等収益	前連結会計年度	474,455	40,169	△2,799	511,824
	当連結会計年度	557,992	49,288	△2,421	604,859
うち預金・貸出業務	前連結会計年度	23,458	23,974	△2,317	45,116
	当連結会計年度	24,305	32,250	△1,174	55,381
うち為替業務	前連結会計年度	118,292	7,009	△2	125,299
	当連結会計年度	123,757	8,663	△0	132,420
うち証券関連業務	前連結会計年度	51,973	0	―	51,973
	当連結会計年度	64,561	211	―	64,773
うち代理業務	前連結会計年度	19,305	―	―	19,305
	当連結会計年度	18,938	―	―	18,938
うち保護預り・貸金庫業務	前連結会計年度	6,732	3	―	6,736
	当連結会計年度	7,380	4	―	7,384
うち保証業務	前連結会計年度	36,153	3,463	△402	39,213
	当連結会計年度	40,246	1,472	△482	41,236
うちクレジットカード関連業務	前連結会計年度	7,078	―	―	7,078
	当連結会計年度	7,056	―	―	7,056
役務取引等費用	前連結会計年度	90,943	4,535	△2,809	92,669
	当連結会計年度	96,132	3,601	△1,754	97,979
うち為替業務	前連結会計年度	23,071	1,529	△363	24,236
	当連結会計年度	24,048	1,827	△7	25,868

(注) 1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2　「海外」とは当行の海外店及び海外連結子会社であります。

3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

④　国内・海外別特定取引の状況

ア　特定取引収益・費用の内訳

当連結会計年度の特定取引収益は前連結会計年度比1,117億円減少して328億円、一方特定取引費用は同１億円減少したことから、特定取引収支は同1,115億円の減益となる328億円となりました。

国内・海外別に見ますと、国内の特定取引収益は前連結会計年度比1,020億円減少して361億円、一方特定取引費用は同68億円増加して80億円となったことから、特定取引収支は同1,089億円の減益となる280億円となりました。

海外の特定取引収益は前連結会計年度比86億円増加して180億円、一方特定取引費用は同113億円増加して133億円となったことから、特定取引収支は同26億円の減益となる47億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引収益	前連結会計年度	138,258	9,401	△3,073	144,587
	当連結会計年度	36,163	18,099	△21,455	32,807
うち商品有価証券収益	前連結会計年度	7,857	―	―	7,857
	当連結会計年度	12,662	217	―	12,880
うち特定取引有価証券収益	前連結会計年度	―	―	―	―
	当連結会計年度	1,172	57	―	1,229
うち特定金融派生商品収益	前連結会計年度	129,965	9,332	△3,073	136,224
	当連結会計年度	22,230	17,824	△21,455	18,599
うちその他の特定取引収益	前連結会計年度	435	68	―	504
	当連結会計年度	97	―	―	97
特定取引費用	前連結会計年度	1,260	2,011	△3,073	199
	当連結会計年度	8,066	13,389	△21,455	―
うち商品有価証券費用	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券費用	前連結会計年度	189	10	―	199
	当連結会計年度	―	―	―	―
うち特定金融派生商品費用	前連結会計年度	1,071	2,001	△3,073	―
	当連結会計年度	8,066	13,389	△21,455	―
うちその他の特定取引費用	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―

(注) 1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2　「海外」とは当行の海外店及び海外連結子会社であります。

3　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

イ　特定取引資産・負債の内訳(末残)

当連結会計年度末の特定取引資産残高は前連結会計年度末比3,100億円増加して４兆791億円、特定取引負債残高は同7,987億円増加して２兆9,092億円となりました。

国内・海外別に見ますと、国内の特定取引資産残高は前連結会計年度末比3,415億円増加して３兆7,101億円、特定取引負債残高は同8,047億円増加して２兆5,222億円となりました。

海外の特定取引資産残高は前連結会計年度末比４億円増加して4,121億円、特定取引負債残高は同259億円増加して4,301億円となりました。

種類	期別	国内	海外	相殺消去額(△)	合計
		金額(百万円)	金額(百万円)	金額(百万円)	金額(百万円)
特定取引資産	前連結会計年度	3,368,619	411,698	△11,244	3,769,073
	当連結会計年度	3,710,140	412,178	△43,212	4,079,106
うち商品有価証券	前連結会計年度	198,646	71,032	―	269,678
	当連結会計年度	122,278	40,764	―	163,042
うち商品有価証券派生商品	前連結会計年度	812	―	―	812
	当連結会計年度	275	―	―	275
うち特定取引有価証券	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	2,033	―	―	2,033
	当連結会計年度	4,160	1	―	4,162
うち特定金融派生商品	前連結会計年度	2,110,833	340,666	△11,244	2,440,254
	当連結会計年度	2,657,868	371,412	△43,212	2,986,069
うちその他の特定取引資産	前連結会計年度	1,056,293	―	―	1,056,293
	当連結会計年度	925,557	―	―	925,557
特定取引負債	前連結会計年度	1,717,521	404,196	△11,244	2,110,473
	当連結会計年度	2,522,266	430,185	△43,212	2,909,239
うち売付商品債券	前連結会計年度	34,540	34,878	―	69,419
	当連結会計年度	118,803	533	―	119,337
うち商品有価証券派生商品	前連結会計年度	524	―	―	524
	当連結会計年度	1,238	―	―	1,238
うち特定取引売付債券	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―
うち特定取引有価証券派生商品	前連結会計年度	2,061	―	―	2,061
	当連結会計年度	4,079	―	―	4,079
うち特定金融派生商品	前連結会計年度	1,680,394	369,318	△11,244	2,038,468
	当連結会計年度	2,398,145	429,651	△43,212	2,784,584
うちその他の特定取引負債	前連結会計年度	―	―	―	―
	当連結会計年度	―	―	―	―

(注)１　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
　　２　「海外」とは当行の海外店及び海外連結子会社であります。
　　３　「国内」、「海外」間の内部取引は、「相殺消去額(△)」欄に表示しております。

⑤　国内・海外別預金残高の状況

○　預金の種類別残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
預金合計	前連結会計年度	64,118,017	4,390,853	68,508,871
	当連結会計年度	65,841,090	5,023,096	70,864,186
うち流動性預金	前連結会計年度	39,038,245	3,736,715	42,774,960
	当連結会計年度	41,753,248	4,173,635	45,926,883
うち定期性預金	前連結会計年度	20,513,692	645,371	21,159,064
	当連結会計年度	20,024,287	842,709	20,866,997
うちその他	前連結会計年度	4,566,079	8,767	4,574,846
	当連結会計年度	4,063,554	6,750	4,070,305
譲渡性預金	前連結会計年度	2,627,486	133,283	2,760,770
	当連結会計年度	2,671,986	601,657	3,273,643
総合計	前連結会計年度	66,745,504	4,524,137	71,269,641
	当連結会計年度	68,513,076	5,624,753	74,137,830

(注)　1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2　「海外」とは当行の海外店及び海外連結子会社であります。

3　流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金

4　定期性預金＝定期預金＋定期積金

⑥　国内・海外別貸出金残高の状況

ア　業種別貸出状況(残高・構成比)

業種別	平成17年３月31日現在		平成18年３月31日現在	
	貸出金残高	構成比	貸出金残高	構成比
	金額(百万円)	(％)	金額(百万円)	(％)
国内 (除く特別国際金融取引勘定分)	50,384,379	100.00	51,454,786	100.00
製造業	5,657,329	11.23	5,516,716	10.72
農業、林業、漁業及び鉱業	134,289	0.27	140,677	0.27
建設業	1,829,553	3.63	1,488,462	2.89
運輸、情報通信、公益事業	2,868,583	5.69	2,804,338	5.45
卸売・小売業	5,681,187	11.28	5,543,468	10.78
金融・保険業	4,543,387	9.02	4,551,941	8.85
不動産業	6,937,379	13.77	7,379,265	14.34
各種サービス業	6,356,210	12.61	6,350,489	12.34
地方公共団体	656,366	1.30	735,327	1.43
その他	15,720,093	31.20	16,944,100	32.93
海外及び特別国際金融取引勘定分	4,764,549	100.00	5,985,975	100.00
政府等	83,325	1.75	46,892	0.78
金融機関	406,025	8.52	549,081	9.17
商工業	4,077,950	85.59	5,027,249	83.99
その他	197,247	4.14	362,752	6.06
合計	55,148,929	―	57,440,761	―

(注) 1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。

2　「海外」とは当行の海外店及び海外連結子会社であります。

イ　外国政府等向け債権残高(国別)

期別	国別	外国政府等向け債権残高
		金額(百万円)
平成18年３月31日現在	インドネシア	35,509
	アルゼンチン	2
	合計	35,511
	(資産の総額に対する割合：%)	(0.03)
平成17年３月31日現在	インドネシア	39,959
	その他(４カ国)	205
	合計	40,164
	(資産の総額に対する割合：%)	(0.04)

(注)　対象国の政治経済情勢等を勘案して必要と認められる金額を引き当てる特定海外債権引当勘定の引当対象とされる債権残高を掲げております。

⑦　国内・海外別有価証券の状況

○　有価証券残高(末残)

種類	期別	国内	海外	合計
		金額(百万円)	金額(百万円)	金額(百万円)
国債	前連結会計年度	13,636,577	―	13,636,577
	当連結会計年度	11,566,093	―	11,566,093
地方債	前連結会計年度	486,884	―	486,884
	当連結会計年度	607,777	―	607,777
社債	前連結会計年度	3,243,443	―	3,243,443
	当連結会計年度	3,958,081	―	3,958,081
株式	前連結会計年度	3,316,551	―	3,316,551
	当連結会計年度	4,244,439	―	4,244,439
その他の証券	前連結会計年度	2,560,671	774,484	3,335,155
	当連結会計年度	3,899,188	958,135	4,857,324
合計	前連結会計年度	23,244,127	774,484	24,018,612
	当連結会計年度	24,275,580	958,135	25,233,716

(注)　1　「国内」とは当行(海外店を除く)及び国内連結子会社であります。
　　　2　「海外」とは当行の海外店及び海外連結子会社であります。
　　　3　「その他の証券」には、外国債券及び外国株式を含んでおります。

(4) 「金融機関の信託業務の兼営等に関する法律」に基づく信託業務の状況

「金融機関の信託業務の兼営等に関する法律」に基づき信託業務を営む会社は、提出会社１社であります。

① 信託財産の運用／受入の状況(信託財産残高表)

資産				
科目	前連結会計年度 (平成17年３月31日現在)		当連結会計年度 (平成18年３月31日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	9,780	1.26	7,870	0.60
有価証券	81,840	10.53	238,205	18.24
受託有価証券	34,166	4.40	33,590	2.57
金銭債権	600,618	77.28	706,349	54.09
動産不動産	―	―	85	0.01
その他債権	315	0.04	1,216	0.09
銀行勘定貸	50,457	6.49	318,597	24.40
合計	777,177	100.00	1,305,915	100.00

負債				
科目	前連結会計年度 (平成17年３月31日現在)		当連結会計年度 (平成18年３月31日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	101,323	13.04	530,255	40.60
有価証券の信託	34,166	4.40	33,590	2.57
金銭債権の信託	480,147	61.78	603,656	46.23
包括信託	161,539	20.78	138,413	10.60
合計	777,177	100.00	1,305,915	100.00

(注) 1 共同信託他社管理財産はありません。

2 元本補てん契約のある信託については取り扱っておりません。

② 貸出金残高の状況(業種別貸出状況)

業種別	前連結会計年度 (平成17年3月31日現在)		当連結会計年度 (平成18年3月31日現在)	
	貸出金残高(百万円)	構成比(%)	貸出金残高(百万円)	構成比(%)
製造業	4,000	40.90	2,000	25.41
農業、林業、漁業及び鉱業	—	—	—	—
建設業	—	—	—	—
運輸、情報通信、公益事業	4,780	48.88	4,870	61.88
卸売・小売業	1,000	10.22	1,000	12.71
金融・保険業	—	—	—	—
不動産業	—	—	—	—
各種サービス業	—	—	—	—
地方公共団体	—	—	—	—
その他	—	—	—	—
合計	9,780	100.00	7,870	100.00

③ 有価証券残高の状況

	前連結会計年度 (平成17年3月31日現在)		当連結会計年度 (平成18年3月31日現在)	
	有価証券残高 (百万円)	構成比 (%)	有価証券残高 (百万円)	構成比 (%)
国債	34,510	42.17	146,128	61.35
その他の証券	47,329	57.83	92,076	38.65
合計	81,840	100.00	238,205	100.00

（単体情報）
（参考）
当行の単体情報のうち、参考として以下の情報を掲げております。

1　損益状況（単体）

(1) 損益の概要

	前事業年度（百万円）(A)	当事業年度（百万円）(B)	増減（百万円）(B)－(A)
業務粗利益 （除く国債等債券損益）	1,522,861 (1,544,452)	1,552,033 (1,562,354)	29,172 (17,902)
うち信託報酬	2,609	8,626	6,017
経費（除く臨時処理分）	582,365	586,459	4,094
人件費	204,146	192,359	△11,787
物件費	341,534	360,720	19,186
税金	36,684	33,379	△3,305
業務純益（一般貸倒引当金繰入前） （除く国債等債券損益）	940,495 (962,086)	965,573 (975,894)	25,078 (13,808)
一般貸倒引当金繰入額　①	△351,477	154,980	506,457
業務純益	1,291,972	810,593	△481,379
うち国債等債券損益	△21,590	△10,320	11,270
臨時損益	△1,363,653	△89,659	1,273,994
不良債権処理額　②	1,306,320	106,560	△1,199,760
貸出金償却	697,941	12,650	△685,291
個別貸倒引当金繰入額	474,155	15,825	△458,330
貸出債権売却損等	138,052	79,659	△58,393
特定海外債権引当勘定繰入額	△3,828	△1,575	2,253
株式等損益	△118,727	25,460	144,187
株式等売却益	113,059	70,085	△42,974
株式等売却損	4,206	13,367	9,161
株式等償却	227,580	31,257	△196,323
その他臨時損益	61,394	△8,559	△69,953
経常利益（△は経常損失）	△71,680	720,933	792,613
特別損益	△28,398	25,739	54,137
うち動産不動産処分損益	△12,495	1,457	13,952
動産不動産処分益	1,381	4,157	2,776
動産不動産処分損	13,877	2,699	△11,178
うち退職給付会計基準変更時差異償却	16,001	―	△16,001
うち減損損失	―	6,300	6,300
うち償却債権取立益　③	181	30,605	30,424
税引前当期純利益（△は税引前当期純損失）	△100,079	746,672	846,751
法人税、住民税及び事業税	6,379	13,512	7,133
還付法人税等	8,184	―	△8,184
法人税等調整額	38,579	213,639	175,060
当期純利益（△は当期純損失）	△136,854	519,520	656,374
与信関係費用　①＋②－③	954,843	230,935	△723,908

（注）1　業務粗利益＝（資金運用収支＋金銭の信託運用見合費用）＋信託報酬＋役務取引等収支＋特定取引収支＋その他業務収支
2　「金銭の信託運用見合費用」とは、金銭の信託取得に係る資金調達費用であり、金銭の信託運用損益が臨時損益に計上されているため、業務費用から控除しているものであります。
3　業務純益＝業務粗利益－経費（除く臨時処理分）－一般貸倒引当金繰入額
4　臨時損益とは、損益計算書中「その他経常収益・費用」から一般貸倒引当金繰入額を除き、金銭の信託運用見合費用及び退職給付費用のうち臨時費用処理分等を加えたものであります。
5　国債等債券損益＝国債等債券売却益＋国債等債券償還益－国債等債券売却損－国債等債券償還損－国債等債券償却
6　当事業年度より償却債権取立益を与信関係費用に含めております。

(2) 営業経費の内訳

	前事業年度 (百万円)(A)	当事業年度 (百万円)(B)	増減(百万円) (B)−(A)
給料・手当	164,812	158,660	△6,152
退職給付費用	37,677	28,952	△8,725
福利厚生費	27,222	26,280	△942
減価償却費	53,038	52,776	△262
土地建物機械賃借料	47,476	46,802	△674
営繕費	4,323	3,736	△587
消耗品費	5,219	5,303	84
給水光熱費	5,025	4,926	△99
旅費	2,422	2,764	342
通信費	6,855	6,813	△42
広告宣伝費	4,952	10,671	5,719
租税公課	36,684	33,379	△3,305
その他	207,766	223,030	15,264
合計	603,477	604,098	621

(注) 臨時処理分を含むため、前頁の「経費(除く臨時処理分)」とは一致しません。

2　利鞘(国内業務部門)(単体)

	前事業年度(%)(A)	当事業年度(%)(B)	増減(%)(B)－(A)
(1) 資金運用利回り ①	1.45	1.51	0.06
貸出金利回り ③	1.78	1.71	△0.07
有価証券利回り	0.68	1.03	0.35
(2) 資金調達原価 ②	0.84	0.82	△0.02
資金調達利回り	0.09	0.07	△0.02
預金等利回り ④	0.02	0.02	0.00
外部負債利回り	0.27	0.22	△0.05
経費率	0.75	0.75	0.00
(3) 総資金利鞘 ①－②	0.61	0.69	0.08
預貸金利鞘 ③－④	1.76	1.69	△0.07

(注) 1　「国内業務部門」とは本邦店の円建諸取引であります。

2　「外部負債」＝コールマネー＋売現先勘定＋債券貸借取引受入担保金＋売渡手形＋コマーシャル・ペーパー＋借用金

3　ROE(単体)

	前事業年度(%)(A)	当事業年度(%)(B)	増減(%)(B)－(A)
業務純益(一般貸倒引当金繰入前)ベース	61.58	50.25	△11.33
業務純益ベース	84.92	42.02	△42.90
当期純利益ベース	—	26.57	—

(注) 1　ROE＝$\frac{\text{当期純利益等－優先株式配当金総額}}{\{(\text{期首株主資本－期首発行済優先株式数×発行価額})+(\text{期末株主資本－期末発行済優先株式数×発行価額})\}\div 2}\times 100$

2　前事業年度の当期純利益ベースにつきましては、前事業年度において当期純損失が計上されているため、記載しておりません。

4　預金・貸出金の状況(単体)

(1) 銀行勘定

①　預金・貸出金の残高

	前事業年度 (百万円)(A)	当事業年度 (百万円)(B)	増減(百万円) (B)－(A)
預金(末残)	62,788,328	65,070,784	2,282,456
預金(平残)	61,411,281	63,825,633	2,414,352
貸出金(末残)	50,067,586	51,857,559	1,789,973
貸出金(平残)	50,808,908	51,150,685	341,777

(注)　預金には譲渡性預金を含めておりません。

②　個人・法人別預金残高(国内)

	前事業年度 (百万円)(A)	当事業年度 (百万円)(B)	増減(百万円) (B)－(A)
個人	32,154,014	32,760,329	606,315
法人	28,455,616	30,347,382	1,891,766
合計	60,609,630	63,107,711	2,498,081

(注)　本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

③　消費者ローン残高

	前事業年度 (百万円)(A)	当事業年度 (百万円)(B)	増減(百万円) (B)－(A)
消費者ローン残高	14,230,648	14,725,514	494,866
住宅ローン残高	13,240,449	13,771,812	531,363
その他ローン残高	990,198	953,701	△36,497

④　中小企業等貸出金

			前事業年度 (A)	当事業年度 (B)	増減 (B)−(A)
中小企業等貸出金残高	①	百万円	35,291,150	35,496,058	204,908
総貸出金残高	②	百万円	46,673,647	47,461,252	787,605
中小企業等貸出金比率	①／②	%	75.61	74.78	△0.83
中小企業等貸出先件数	③	件	1,856,723	1,916,788	60,065
総貸出先件数	④	件	1,861,303	1,921,182	59,879
中小企業等貸出先件数比率	③／④	%	99.75	99.77	0.02

(注)　1　貸出金残高には、海外店分及び特別国際金融取引勘定分は含まれておりません。
　　　2　中小企業等とは、資本金３億円(ただし、卸売業は１億円、小売業、サービス業は５千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

(2) 信託勘定

①　元本補てん契約のある信託の元本・貸出金の残高

該当ありません。

②　元本補てん契約のある信託の個人・法人別元本残高

該当ありません。

③　消費者ローン残高

該当ありません。

④　中小企業等貸出金

			前事業年度 (A)	当事業年度 (B)	増減 (B)−(A)
中小企業等貸出金残高	①	百万円	4,780	4,870	90
総貸出金残高	②	百万円	9,780	7,870	△1,910
中小企業等貸出金比率	①／②	%	48.87	61.88	13.01
中小企業等貸出先件数	③	件	4	5	1
総貸出先件数	④	件	6	7	1
中小企業等貸出先件数比率	③／④	%	66.66	71.42	4.76

(注)　中小企業等とは、資本金３億円(ただし、卸売業は１億円、小売業、サービス業は５千万円)以下の会社又は常用する従業員が300人(ただし、卸売業は100人、小売業は50人、サービス業は100人)以下の会社及び個人であります。

5　債務の保証(支払承諾)の状況(単体)

種類	前事業年度		当事業年度	
	口数(口)	金額(百万円)	口数(口)	金額(百万円)
手形引受	1,553	61,723	1,794	65,181
信用状	21,347	921,920	26,023	968,225
保証	21,826	3,319,504	32,429	3,086,894
合計	44,726	4,303,148	60,246	4,120,300

6　内国為替の状況(単体)

区分		前事業年度		当事業年度	
		口数(千口)	金額(百万円)	口数(千口)	金額(百万円)
送金為替	各地へ向けた分	391,059	627,550,374	389,015	665,559,579
	各地より受けた分	269,543	683,691,666	292,230	779,990,627
代金取立	各地へ向けた分	4,118	10,365,156	3,899	9,811,270
	各地より受けた分	1,441	5,764,683	1,341	2,985,507

7　外国為替の状況(単体)

区分		前事業年度	当事業年度
		金額(百万米ドル)	金額(百万米ドル)
仕向為替	売渡為替	621,165	828,876
	買入為替	247,970	396,601
被仕向為替	支払為替	480,880	570,178
	取立為替	24,987	26,986
合計		1,375,004	1,822,643

8　併営業務の状況

	当事業年度		
財産に関する遺言の執行	引受 1件	終了 ―件	期末現在 1件
財産の取得及び処分の代理取扱	―件		―百万円
取得	(―)		(―)
処分	(―)		(―)

(自己資本比率関係)

(参考)

自己資本比率は、銀行法第14条の2の規定に基づき自己資本比率の基準を定める件(平成5年大蔵省告示第55号。以下、「告示」という)に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。

なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

連結自己資本比率(国際統一基準)

項目			平成17年3月31日現在	平成18年3月31日現在
			金額(百万円)	金額(百万円)
基本的項目	資本金		664,986	664,986
	うち非累積的永久優先株(注1)		—	—
	新株式申込証拠金		—	—
	新株式払込金		—	—
	資本剰余金		1,603,512	1,603,512
	利益剰余金		△6,315	242,524
	連結子会社の少数株主持分		1,026,138	1,074,933
	うち海外特別目的会社の発行する優先出資証券(※)		816,926	835,214
	その他有価証券の評価差損(△)		—	—
	自己株式申込証拠金		—	—
	自己株式払込金		—	—
	自己株式(△)		—	—
	為替換算調整勘定		△81,050	△44,568
	営業権相当額(△)		8	6
	企業結合により計上される無形固定資産相当額(△)		—	—
	連結調整勘定相当額(△)		—	—
	繰延税金資産の控除前の基本的項目計(上記各項目の合計額)		—	3,541,382
	繰延税金資産の控除金額(△)		—	—
	計	(A)	3,207,262	3,541,382
	うちステップ・アップ金利条項付の優先出資証券(注2)		193,176	211,464
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		305,401	605,793
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		67,103	39,934
	一般貸倒引当金		612,032	722,147
	負債性資本調達手段等		2,537,304	2,657,378
	うち永久劣後債務(注3)		879,968	1,035,778
	うち期限付劣後債務及び期限付優先株(注4)		1,657,335	1,621,600
	計		3,521,842	4,025,254
	うち自己資本への算入額	(B)	3,207,262	3,541,382
準補完的項目	短期劣後債務		—	—
	うち自己資本への算入額	(C)	—	—
控除項目	控除項目(注5)	(D)	238,920	308,195
自己資本額	(A)+(B)+(C)−(D)	(E)	6,175,605	6,774,569
リスク・アセット等	資産(オン・バランス)項目		52,589,471	56,513,824
	オフ・バランス取引項目		5,303,085	5,990,301
	信用リスク・アセットの額	(F)	57,892,556	62,504,126
	マーケット・リスク相当額に係る額((H)/8%)	(G)	351,964	383,276
	(参考)マーケット・リスク相当額	(H)	28,157	30,662
	計((F)+(G))	(I)	58,244,521	62,887,402
連結自己資本比率(国際統一基準)=(E)/(I)×100(%)			10.60%	10.77%

(注) 1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は1,310,003百万円であります。

2　告示第４条第２項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3　告示第５条第１項第４号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

4　告示第５条第１項第５号及び第６号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が５年を超えるものに限られております。

5　告示第７条第１項第１号に掲げる他の金融機関の資本調達手段の意図的な保有相当額、及び第２号に規定するものに対する投資に相当する額であります。

単体自己資本比率(国際統一基準)

項目			平成17年３月31日現在	平成18年３月31日現在
			金額(百万円)	金額(百万円)
基本的項目	資本金		664,986	664,986
	うち非累積的永久優先株(注１)		―	―
	新株式申込証拠金		―	―
	新株式払込金		―	―
	資本準備金		1,009,933	665,033
	その他資本剰余金		357,614	702,514
	利益準備金		―	―
	任意積立金		221,532	221,502
	次期繰越利益		68,483	271,368
	その他(※)		784,252	840,794
	その他有価証券の評価差損(△)		―	―
	自己株式申込証拠金		―	―
	自己株式払込金		―	―
	自己株式(△)		―	―
	営業権相当額(△)		―	―
	企業結合により計上される無形固定資産相当額(△)		―	―
	繰延税金資産の控除前の基本的項目計 (上記各項目の合計額)		―	3,366,200
	繰延税金資産の控除金額(△)		―	―
	計	(A)	3,106,803	3,366,200
	うちステップ・アップ金利条項付の 優先出資証券(注２)		193,176	211,464
補完的項目	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額		292,983	593,853
	土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額		59,575	33,345
	一般貸倒引当金		417,555	572,536
	負債性資本調達手段等		2,498,304	2,605,378
	うち永久劣後債務(注３)		879,968	1,028,778
	うち期限付劣後債務及び期限付優先株(注４)		1,618,335	1,576,600
	計		3,268,419	3,805,114
	うち自己資本への算入額	(B)	3,106,803	3,366,200
準補完的項目	短期劣後債務		―	―
	うち自己資本への算入額	(C)	―	―
控除項目	控除項目(注５)	(D)	95,559	95,734
自己資本額	(A)＋(B)＋(C)－(D)	(E)	6,118,047	6,636,666
リスク・アセット等	資産(オン・バランス)項目		48,910,692	52,482,811
	オフ・バランス取引項目		4,818,865	5,676,962
	信用リスク・アセットの額	(F)	53,729,558	58,159,773
	マーケット・リスク相当額に係る額 ((H)／８%)	(G)	304,929	303,674
	(参考)マーケット・リスク相当額	(H)	24,394	24,293
	計((F)＋(G))	(I)	54,034,487	58,463,447
単体自己資本比率(国際統一基準)＝(E)／(I)×100(%)			11.32%	11.35%

(注) 1　資本金の「うち非累積的永久優先株」については、非累積的永久優先株に係る資本項目別の残高内訳がないため記載しておりません。なお、基本的項目に含まれる非累積的永久優先株の額は1,310,003百万円であります。

2　告示第14条第2項に掲げるもの、すなわち、ステップ・アップ金利等の特約を付すなど償還を行う蓋然性を有する株式等(海外特別目的会社の発行する優先出資証券を含む。)であります。

3　告示第15条第1項第4号に掲げる負債性資本調達手段で次に掲げる性質のすべてを有するものであります。

(1) 無担保で、かつ、他の債務に劣後する払込済のものであること。

(2) 一定の場合を除き、償還されないものであること。

(3) 業務を継続しながら損失の補てんに充当されるものであること。

(4) 利払い義務の延期が認められるものであること。

4　告示第15条第1項第5号及び第6号に掲げるものであります。ただし、期限付劣後債務は契約時における償還期間が5年を超えるものに限られております。

5　告示第17条第1項に掲げる他の金融機関の資本調達手段の意図的な保有相当額であります。

(※) 「連結自己資本比率(国際統一基準)」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率(国際統一基準)」における「基本的項目」の中の「その他」には、以下の3件の優先出資証券が含まれております。

発行体	SB Treasury Company L.L.C.(“SBTC-LLC”)	SB Equity Securities (Cayman), Limited(“SBES”)	Sakura Preferred Capital (Cayman) Limited(“SPCL”)
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年6月以降の各配当支払日(ただし金融庁の事前承認が必要)	平成21年1月以降の各配当支払日(ただし金融庁の事前承認が必要)
発行総額	1,800百万米ドル	340,000百万円 Series A-1 315,000百万円 Series A-2 5,000百万円 Series B 20,000百万円	283,750百万円 Initial Series 258,750百万円 Series B 25,000百万円
払込日	平成10年2月18日	Series A-1 平成11年2月26日 Series A-2 平成11年3月26日 Series B 平成11年3月1日	Initial Series 平成10年12月24日 Series B 平成11年3月30日
配当率	固定 (ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される)	Series A-1 変動(金利ステップアップなし) Series A-2 変動(金利ステップアップなし) Series B 固定(ただし平成21年6月の配当支払日以降は変動配当。金利ステップアップなし)	Initial Series 変動(金利ステップアップなし) Series B 変動(金利ステップアップなし)
配当日	毎年6月・12月の最終営業日	毎年6月・12月の最終営業日	毎年7月24日と1月24日 (休日の場合は翌営業日)
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ① 当行が自己資本比率/Tier1比率の最低水準を達成できない場合(ただし配当停止は当行の任意) ② 当行につき、清算、破産または清算的会社更生が開始された場合 ③ 当行優先株(注)2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ① 「損失吸収事由(注)1」が発生した場合 ② 当行優先株(注)2への配当が停止された場合 ③ 当行の配当可能利益が、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④ 当行普通株への配当が停止され、かつ当行が本優先出資証券(注)3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される(停止された配当は累積しない)。 ① 当行優先株(注)2について当行直近営業年度にかかる配当が一切支払われなかった場合 ② 当行自己資本比率が規制上必要な比率を下回った場合(但し、下記の強制配当事由の不存在を条件とする) ③ 当行が発行会社に対し配当不払いの通知をした場合(但し、下記の強制配当事由の不存在を条件とする) ④ 当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。	当行優先株(注)2への配当が減額された場合は本優先出資証券(注)3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券(注)3への配当額は、当行の配当可能利益/予想配当可能利益から、当行優先株(注)2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない(注)4(注)5。	本優先出証券(注)3への配当金は、直近営業年度の当行配当可能利益額(当行優先株(注)2への配当があればその額を控除した額)の範囲内で支払われる(注)6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する2配当支払日(同年度末を含む暦年の7月及び翌暦年の1月)における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株(注)2と同格	当行優先株(注)2と同格	当行優先株(注)2と同格

（注）１　損失吸収事由

当行につき、①自己資本比率／Tier1比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」（ⓐ清算事由＜清算、破産または清算的会社更生＞の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表）が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

２　当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

３　本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

４　SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

５　SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券（「案分配当証券」）を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

６　SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額（当行優先株への配当があればその額を控除した額）に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

(資産の査定)

(参考)

資産の査定は、「金融機能の再生のための緊急措置に関する法律」(平成10年法律第132号)第6条に基づき、当行の貸借対照表の貸出金、外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定に計上されるもの並びに欄外に注記することとされている有価証券の貸付けを行っている場合のその有価証券(使用貸借又は賃貸借契約によるものに限る。)について債務者の財政状態及び経営成績等を基礎として次のとおり区分するものであります。

1　破産更生債権及びこれらに準ずる債権

破産更生債権及びこれらに準ずる債権とは、破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権をいう。

2　危険債権

危険債権とは、債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権をいう。

3　要管理債権

要管理債権とは、3カ月以上延滞債権及び貸出条件緩和債権をいう。

4　正常債権

正常債権とは、債務者の財政状態及び経営成績に特に問題がないものとして、上記1から3までに掲げる債権以外のものに区分される債権をいう。

資産の査定の額

債権の区分	平成17年3月31日現在	平成18年3月31日現在
	金額(億円)	金額(億円)
破産更生債権及びこれらに準ずる債権	4,483	1,645
危険債権	9,244	4,734
要管理債権	4,519	3,222
正常債権	534,526	559,849

2 【生産、受注及び販売の状況】

「生産、受注及び販売の状況」は、銀行業における業務の特殊性のため、該当する情報がないので記載しておりません。

3 【対処すべき課題】

(1) 中長期的な経営戦略

当行グループが、今後、高い水準の高収益性及び成長性を実現し、企業価値を持続的に向上させるためには、「お客さま、株主・市場、社会から最高の信頼を得る」こと、すなわち、

① 常に変化するお客さまのニーズに的確に対応し、優れた商品・サービスを提供すること、

② 高いビジネスマインドを持って着実に収益の拡大を図り、磐石の財務体質を構築すること、

③ 業務を通じて、広く我が国経済社会に貢献することにより社会的責任を果たすこと、

が重要であると考えます。

このような認識に基づき、当行は、平成17年度からの４年間を対象とする中期経営計画におきまして、次の五点を経営戦略の柱に据え、経営目標の達成に向けた諸施策を展開しております。

第一に、新たなリスク、新たな地域、新たな事業領域への挑戦によってトップライン収益を拡大し、十分な成長を実現してまいります。

第二に、重点分野強化に向けて経営資源を積極的に投入してまいります。一方、既存業務の効率化も引き続き進めてまいります。

第三に、各ビジネスにおけるリスク・リターンの適正化と、資本・リスクアセットの再配置によって資本効率の向上を図り、収益性・成長性を極大化してまいります。

第四に、企業価値向上に繋がる合従連衡・提携に、積極的に取り組んでまいります。

第五に、企業価値の向上、ＣＳＲ(企業の社会的責任)の実践のため、コーポレート・ガバナンスの高度化を進めてまいります。

(2) 対処すべき課題

当行は、平成17年12月、公正取引委員会より、過去の法人のお客さま向けの金利スワップの販売方法について独占禁止法における「優越的地位の濫用」に該当する行為が複数認められたとして勧告を受け、また、平成18年４月27日に金融庁より、当行の法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分(業務停止命令並びに業務改善命令)を受けました。当行はこの事態を重く受け止め、役職員一同、再発防止と信頼回復に向け真摯に対応してまいります。

平成18年度につきましては、「お客さまの価値創造に資する質の高い商品・サービスの提供」及び「強固な企業基盤の構築」の二点に取り組み、今後、持続的成長を遂げていくための地歩を固めてまいりたいと考えております。

（お客さまの価値創造に資する質の高い商品・サービスの提供）

第一に、当行グループは、お客さまの視点に立ち、お客さまに対して付加価値の高い商品・サービスを提供することによって、「複合金融グループ」としての持続的成長を目指してまいります。

個人のお客さまにつきましては、コンサルティングビジネスの一段の高度化に取り組んでまいります。お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新商品を開発・提供するとともに、これまで以上にお客さまの声を反映したサービスの提供に努めてまいります。また、平日夜間や休日にも営業するSMBCコンサルティングプラザ等の拠点網の拡充、高い専門性を持つコンサルタントの増員によって、お客さまのニーズへの対応力や利便性を一段と向上させてまいります。更に、他業界のリーディング・カンパニーやグループ会社との協働を通じたサービスも一段と充実させてまいります。具体的には、プロミス株式会社との提携によるコンシューマーローン、三井住友カード株式会社と株式会社エヌ・ティ・ティ・ドコモとの提携による「三井住友カードiD」を更に拡充するとともに、本年３月に発表いたしました、株式会社ジャパンネット銀行とヤフー株式会社との提携によるインターネット金融サービス、SMBCフレンド証券株式会社との協働による資産運用サービスの早期事業化等を進めてまいります。

法人のお客さまにつきましては、本年４月に「コーポレート・アドバイザリー本部」を新設し、情報・ノウハウを集約することによって、事業拡大・企業再編等のお客さまの経営課題の解決に向けたソリューション提供力を一段と高度化、お客さまの企業価値向上に一層貢献してまいります。また、かねてご好評をいただいておりますビジネスセレクトローン等の中小企業の皆さま向けの無担保貸出や、シンジケート・ローン、債権流動化等につきましても引き続き推進し、多様化するお客さまの資金調達ニーズに的確に応えてまいります。加えて、三井住友銀リース株式会社による商品リース、不動産リース等の各種リース業務、株式会社日本総合研究所によるコアシステム受託やＩＴコンサルティング業務、大和証券エスエムビーシー株式会社による投資銀行業務等、グループ一体となったお客さまへのソリューション提供をさらに推進してまいります。また、海外におきましても、経済成長の著しい地域における営業拠点の新設、プロジェクト・ファイナンス等の当行グループが強みを持つ業務のさらなる高度化や、内外連携体制の一段の整備によって、お客さまのグローバルなニーズに応えてまいります。市場営業業務におきましては、インターネットの活用等によるお客さまの利便性向上に努める一方、引き続き、適切なリスク管理の下、ＡＬＭ体制の強化、運用手段の多様化に取り組んでまいります。

（強固な企業基盤の構築）

第二に、当行グループは、持続的成長を支える強固な企業基盤の構築に取り組んでまいります。

まず、当行グループは、コンプライアンス、リスク管理、内部監査等の内部管理体制を一段と高度化してまいります。コンプライアンスにつきましては、昨年12月の公正取引委員会からの勧告を踏まえ、本年４月、当行に「コンプライアンス部門」を新設、法令等の遵守を一層徹底してまいります。また、併せて新設した「品質管理部」を通じてお客さまのご意見や視点をより積極的に経営・業務に活かすとともに、増加する金融犯罪への対応も一段と強化してまいります。リスク管理につきましては、当行グループの事業範囲の拡大に対応した高度化をさらに進めるとともに、平成18年度末に予定されておりますバーゼルⅡ（新ＢＩＳ規制）導入を踏まえた体制強化をグループ全体で推進してまいります。そして、これらのコンプライアンスやリスク管理等の有効性を一層厳格に検証するべく、内部監査体制を強化してまいります。更に、中長期的な視点での人材育成、女性従業員が一段と能力を発揮できる体制作り等、人材マネジメントの高度化に向けた取組みも進めてまいります。

また、当行グループは、質の高い収益体質を構築することによって資本の質・量両面での拡充を進め、財務基盤を一段と強化してまいります。

当行グループは、平成18年度、これらの取組みにおいて着実な成果を示すことにより、「お客さま、株主・市場、社会」からのご評価をさらに高めてまいりたいと考えております。

4 【事業等のリスク】

当行及び当行グループの事業その他に関するリスクについて、投資者の判断に重要な影響を及ぼす可能性があると考えられる主な事項やその他リスク要因に該当しない事項であっても、投資者の投資判断上、重要であると考えられる事項について記載しております。また、これらのリスクは互いに独立するものではなく、ある事象の発生により他の様々なリスクが増大する可能性があることについてもご留意ください。なお、当行は、これらリスク発生の可能性を認識したうえで、発生を回避するための施策を講じるとともに、発生した場合には迅速かつ適切な対応に努める所存であります。

本項においては、将来に関する事項が含まれておりますが、当該事項は有価証券報告書提出日現在において判断したものであります。

1　不良債権問題

(1) 不良債権の状況

当行グループの不良債権残高は、取引先の経営状況の変化（業況の悪化、不祥事等の企業信頼性を失墜させる問題の発生等）や、景気動向並びに金利、株価及び不動産価格の変動といった内外の経済金融環境等の変化によって増加し、貸倒引当金積増し及び貸倒償却等の与信関係費用等が増加する可能性があります。これらの結果、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 貸倒引当金の状況

当行グループは、貸出金等の債権について、自己査定基準、償却引当基準に基づき、その信用リスクの程度に応じて、担保処分等による回収見込額及び貸倒実績率等を勘案した貸倒引当金を計上しております。不良債権残高の増加のほか、貸倒引当金計上額の計算の基礎となる貸出先の状況、担保価値及び貸倒実績率等の変動や、貸倒引当金計上に係る会計基準等の変更等により、当行グループが貸倒引当金を積み増す可能性があります。この結果、経営成績及び財政状態に影響を及ぼす可能性があります。

(3) 業種別貸出の状況

当行グループの取引先の中には、当該企業の属する業界が抱える固有の事情等の影響を受けている企業がありますが、内外の金融経済環境及び特定業種の抱える固有の事情の変化等により、当該業種に属する企業の財政状態が悪化する場合には、当行グループのこれら特定業種における不良債権残高及び与信関係費用等が増加し、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(4) 貸出先への金融支援

当行グループは、債権の回収極大化を図るために、当行グループの貸出先に対する債権者としての法的権利を必ずしも行使せずに、状況に応じて債権放棄、デット・エクイティ・スワップ又は第三者割当増資の引受、追加貸出等の金融支援を行うことがあります。それにもかかわらず企業再建が奏功しない場合には、当行グループの不良債権残高及び与信関係費用等が増加し、経営成績及び財政状態に影響を及ぼす可能性があります。

(5) 他の金融機関における経営状態の悪化

本邦における他の金融機関の財政状態が悪化し、当該金融機関の流動性及び支払能力等に問題が発生した場合には、以下の事象が生じる可能性があり、いずれも当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

① 当該金融機関による貸出先への融資の打ち切り又は引き上げにより、当該貸出先の経営状態の悪化又は破綻がおこり、当該貸出先に対して当行グループが追加融資を求められたり、当行グループの不良債権残高及び与信関係費用等が増加したりする可能性があります。

② 当行グループが、当該問題の生じた金融機関に対する支援を要請される可能性があります。

③ 当行グループが保有する当該金融機関の株式が減価する可能性及び当該金融機関宛与信に関する与信関係費用等が増加する可能性があります。

④ 預金保険の基金が不十分となった場合に、預金保険料が引き上げられる可能性があります。

⑤ 政府が経営を支配する金融機関の資本増強や収益増強のために、当該金融機関に対し経済的特典が与えられた場合に、当行グループは競争上の不利益を被る可能性があります。

2　保有株式に係るリスク

(1) 株式価値の低下リスク

当行グループは市場性のある株式等、大量の株式を保有しております。株式は価値の低下リスクがあるため、内外経済や株式市場の需給関係の悪化、発行体の経営状態の悪化等により株式の価値が低下する場合には、保有株式に減損処理及び評価損が発生し、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 株式の処分に関するリスク

当行グループは、株価下落による経営成績及び自己資本比率への影響を減らす等の財務上のリスク削減の観点等から、場合によっては損失が発生するのを承知しながら、継続的な株式の売却を行う可能性があります。また、継続的な売却は株式相場低迷の原因となる可能性があり、当行グループが保有する株式の減損処理額及び評価損を増加させる可能性があります。加えて、当行グループが保有している株式の多くは、従来の取引慣行の中で、取引先との良好な関係を築くために相互の株式を持ち合ってきたものであるため、こうした持合株式の売却は、取引先との関係の悪化や取引の減少を招く可能性があります。

3　トレーディング業務、保有債券等に係るリスク

当行グループは、デリバティブ取引を含む多種多様な金融商品を取扱うトレーディング業務や債券・ファンド等への投資を行っているため、当行グループの経営成績及び財政状態は、金利、為替、株価、債券価格、商品価格等の変動リスクに常に晒されております。例えば、金利が上昇したり債券の格付が引き下げられたりした場合、当行グループが保有する国債等の債券ポートフォリオの価値に影響を及ぼし、売却損や評価損等が発生する可能性があります。

また、市場の低迷等により流動性が低下した場合、収益の減少をもたらしたり、ポジションを機敏に解消することができずに損失が発生したりする等、当行グループの経営成績及び財政状況に影響を及ぼす可能性があります。

4　為替リスク

当行グループが保有する外貨建資産及び負債は、為替レートが変動した場合において、これら外貨建資産及び負債に係る為替リスクが相殺されないとき又は適切にヘッジされていないときは、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

5　退職給付債務

当行グループの年金資産の運用利回りが期待運用収益率を下回った場合や退職給付債務を計算する前提となる割引率等の基礎率を変更した場合等には、数理計算上の差異が発生します。加えて、年金制度を変更した場合には過去勤務債務が発生します。これらの未認識債務は将来の一定期間にわたって損益として認識していくため、将来の退職給付費用が増加する可能性があり、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

6　自己資本比率

当行は海外営業拠点を有しておりますので、連結自己資本比率及び単体自己資本比率を「銀行法第14条の２の規定に基づき自己資本比率の基準を定める件」（平成５年大蔵省告示第55号）に定められる国際統一基準以上に維持する必要があります（現状、この国際統一基準において必要とされる自己資本比率は８％以上であります）。

一方、当行の連結子会社のうち海外営業拠点を有していない株式会社みなと銀行、株式会社関西アーバン銀行及び株式会社ジャパンネット銀行（以下、この３行を総称して「当行の銀行子会社」という）については、連結自己資本比率及び単体自己資本比率を、同じく平成５年大蔵省告示第55号に定められる国内基準以上に維持する必要があります（現状、この国内基準において必要とされる自己資本比率は４％以上であります）。

当行グループ又は当行の銀行子会社の自己資本比率がこれらの基準を下回った場合、金融庁長官から自己資本比率に応じて、自己資本の充実に向けた様々な実行命令を受けるほか、業務の縮小や新規取扱いの禁止等を含む様々な命令を受けることになります。また、海外銀行子会社についても、現地において自己資本比率規制が適用されており、同様に現地当局から様々な規制及び命令を受けることになります。その場合、業務が制限されることにより、取引先に対して十分なサービスを提供することが困難となり、その結果、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

当行グループ及び当行の銀行子会社の自己資本比率は、当行グループ及び当行の銀行子会社の経営成績の悪化や、本項「事業等のリスク」に記載する様々な要因が単独又は複合的に影響することによって低下する可能性があります。さらに、例えば次のような要因により自己資本比率が低下する可能性があります。

(1) 繰延税金資産の自己資本比率規制上の自己資本算入額に関する上限

わが国の自己資本比率規制において、繰延税金資産については、従来は貸借対照表計上額が全額自己資本の額に算入されておりましたが、平成17年12月に公布された自己資本比率規制の告示の改正により、主要行については、自己資本比率規制における自己資本のうち、基本的項目（Tier I）に占める繰延税金資産の割合（上限）を、平成18年３月31日から平成19年３月30日までの間は40％、平成19年３月31日から平成20年３月30日までの間は30％、その後は20％と段階的に引き下げることとされました。かかる新規制の導入により、将来当行グループの自己資本比率規制上の自己資本の額が減少し、自己資本比率が低下する可能性があります。

(2) 繰延税金資産の貸借対照表計上額

現時点におけるわが国の会計基準に基づき、一定の条件の下で、将来における税金負担額の軽減効果として繰延税金資産を貸借対照表に計上することが認められております。貸借対照表に計上された繰延税金資産について、将来の課税所得見積額及び無税化スケジュール等の変更により、繰延税金資産の一部又は全部の回収が困難であると判断した場合は、当行グループの貸借対照表に計上する繰延税金資産の額を減額する可能性があります。その結果、当行グループの経営成績及び財政状態に影響を及ぼし、自己資本比率が低下する可能性があります。

(3) 劣後債務

自己資本比率の算定においては、基本的項目の額を基礎とする一定の範囲内で、劣後債務を補完的項目として自己資本に算入することが認められております。当行グループの基本的項目の額が財政状態の悪化等何らかの要因により減少した場合、もしくは、自己資本算入期限の到来した劣後債務の借換えが困難となった場合には、当行グループの補完的項目として自己資本の額に算入される劣後債務の額が減少し、自己資本比率が低下する可能性があります。

(4) 新たな自己資本比率規制の導入

自己資本比率規制の告示の改正に伴い、平成18年度末(平成19年3月31日)より新たな自己資本比率規制(以下、バーゼルⅡという) が導入されることとなりました。バーゼルⅡでは、債務者の信用状況等に応じてより精緻なリスク・ウェイトが適用されること、新たにオペレーショナルリスクに係るリスク・アセットを計上すること、銀行自身による適切なリスク管理や自己資本充実度を評価するプロセスに対し監督上の検証がなされること、開示の充実を通じて市場規律の実効性を高めること等、現行規制から大幅な変更がなされます。このバーゼルⅡの導入により、当行グループの自己資本比率が変動する可能性があります。

7 当行グループに対する信用リスクの評価

(1) 外部格付の低下

当行及び当行グループ各社の格付が低下した場合、当行グループの資本及び資金調達における条件が悪化する、もしくは取引が制約される可能性があり、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) ジャパンプレミアム

過去に、本邦金融機関の破綻や資産内容の悪化等により、わが国の金融システム不安が高まった際に、外国金融機関は、邦銀に対する外貨資金供与等について、その金利にリスクプレミアムを上乗せしたり、与信額に制限を設けたりしました。このような事態が再燃した場合は、同様の措置がとられ、当行グループの資本及び資金調達費用が増加したり、外貨資金調達等に困難が生じたりするなど、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

8 決済リスク

当行グループは、内外の多くの金融機関と多様な取引を行っております。金融システム不安が発生した場合又は大規模なシステム障害が発生した場合に、金融市場における流動性が低下する等、決済が困難になるリスクがあります。また、一般のお客さまを対象とした決済業務において決済相手方の財政状況の悪化により決済が困難になるリスクがあります。これらの場合に、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

9　オペレーショナルリスク

当行グループが多様な業務を遂行していく際にはオペレーショナルリスクが存在し、内部及び外部の不正行為、労務管理面及び職場環境面での問題発生、お客さまへの商品勧誘や販売行為などにおける不適切な行為、自然災害等による被災やシステム障害等に伴う事業中断、並びに不適切な事務処理等、内部プロセス・人・システムが適切に機能しないことや外部で発生した事象により、損失が発生する可能性があります。これらの場合に、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(1) 事務リスク

当行グループのすべての業務に事務リスクが存在し、役職員等が事務に関する社内規程・手続等に定められたとおりの事務処理を怠る、あるいは事故、不正等をおこす可能性があります。この場合に、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) システム障害

当行グループが業務上使用している情報システムにおいては、安定的な稼働を維持するためのメンテナンス、バックアップシステムの確保、障害発生防止策を講じ、また、不測の事態に備えたコンティンジェンシープランを策定し、システムダウンや誤作動等の障害が万一発生した場合であっても安全かつ速やかに業務を継続できるよう体制の整備に万全を期しております。しかしながら、これらの施策にもかかわらず、品質不良、人為的ミス、外部からの不正アクセス、コンピューターウィルス、災害や停電等の要因によって障害が発生した場合、障害規模によっては当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

10　お客さまに関する情報の漏洩

当行グループは、膨大なお客さまに関する情報を保有しており、情報管理に関する規程及び体制の整備や役職員等に対する教育の徹底等により、お客さまに関する情報の管理には万全を期しております。しかしながら、悪意のある第三者によるコンピュータへの侵入や役職員等及び委託先の人為的ミス、事故等によりお客さまに関する情報が外部に漏洩した場合、お客さまからの損害賠償請求やお客さま及びマーケット等からの信頼失墜等により、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

11　当行グループのビジネス戦略

当行グループは、銀行業務を中心に、証券業務、投融資業務、融資業務、ベンチャーキャピタル業務等の各種金融サービスを行うグループ会社群によって構成されており、これらのグループ会社間のシナジー効果を発揮し付加価値の高い金融サービスを幅広く提供するために、様々なビジネス戦略を実施し、グループ全体の収益力の極大化を目指しております。しかし、例えば次のようなものをはじめとする様々な要因が生じた場合には、上記の戦略が奏功しないか又は当初想定した成果をもたらさない可能性があります。

(1) 資金需要の減衰により、優良なお客さまへの貸出金が増えない又はリスクに見合った貸出利鞘の適正化が進まない場合

(2) 預金の利鞘収益が縮小する場合

(3) 手数料収入が期待どおりに増加しない場合

(4) 既存業務の継続的な合理化による経費削減が進まない場合

(5) グループ会社間のシナジー効果が期待どおりに発揮されない場合

12　他の金融機関との競争

当行グループは内外の銀行、証券会社、政府系金融機関、ノンバンク等との間で熾烈な競争関係にあります。今後、競争が現在以上に激化する場合には、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

13　合弁事業、提携、買収及び経営統合

当行グループは従来、大和証券グループとの提携、ゴールドマン・サックスグループとの信用供与スキーム、プロミス株式会社とのコンシューマー・ファイナンス事業における提携、株式会社エヌ・ティ・ティ・ドコモとのクレジットカード事業における提携、他金融機関等との運用合弁会社の設立等、様々な戦略的提携を行ってきており、今後も同様の戦略的提携等を行っていく可能性があります。また、こうした提携や新規事業等は経済環境の変化、競争の激化等により十分な収益を確保できない可能性があります。なお、プロミス株式会社との提携につきましては、貸金業の規制等に関する法律等の改正等が行われた場合、提携事業のスキームに影響を及ぼす可能性があります。

14　業務範囲の拡大

(1) 国内の業務範囲の拡大

最近の規制緩和に伴い、当行グループは新たな収益機会を得るために業務範囲を拡大することがあります。当行グループが業務範囲を拡大することに伴い、新たなリスクに晒されます。当行グループは、拡大された業務範囲に関するリスクについては全く経験がないか又は限定的な経験しか有していないことがあります。当行グループが精通していない業務分野に進出した場合又は競争の激しい分野に進出した場合等において、当行グループの業務範囲の拡大が奏功しないか又は当初想定した成果をもたらさない可能性があります。

(2) 海外の業務範囲の拡大

経済のグローバル化が進展する中で、当行グループは海外業務を拡大する可能性があります。当行グループはその場合、金利・為替リスク、現地の税制・規制の変更リスク、社会・政治・経済情勢が変化するリスク等に直面することから、結果として、想定した収益をあげることができない可能性があります。

15　子会社、関連会社等に関するリスク

当行グループは、グループ内企業が相互に共同して営業活動を行っております。これらの会社の中には、当行グループの中核的業務である銀行業と比較して業績変動の大きい会社やリスクの種類や程度の異なる業務を行う会社もあります。当行グループがこれら子会社等への投資から便益を受けることができるかどうかは不確定であり、それらの会社の業績が悪化した場合に当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

16　政府機関による当行完全親会社の優先株式の保有

本報告書提出日(平成18年6月30日)現在において、政府機関である株式会社整理回収機構は、当行の完全親会社である株式会社三井住友フィナンシャルグループの第二種優先株式及び第三種優先株式の全株式を保有しており、その全てについて、普通株式の交付と引換えに当該優先株式の取得を請求することが可能であります。

第二種優先株式及び第三種優先株式の取得請求に伴い普通株式が交付された場合、その普通株式数によっては、株式会社整理回収機構を通じた政府による当行グループの経営への関与が生じる可能性があります。

17　ゴールドマン・サックスグループによる当行完全親会社の優先株式の保有

本報告書提出日(平成18年6月30日)現在において、ゴールドマン・サックスグループは、当行完全親会社である株式会社三井住友フィナンシャルグループの第1回から第12回迄の第四種優先株式(以下「第1回－第12回第四種優先株式」という)の全株式を保有しており、第1回－第12回第四種優先株式については、普通株式の交付と引換えに当該優先株式の取得を請求することが可能であります(ただし、第1回－第12回第四種優先株式の取得請求に伴い交付される普通株式の譲渡その他の処分については、株式会社三井住友フィナンシャルグループとゴールドマン・サックスグループが平成15年1月15日に締結した優先株式引受契約書に基づき、平成19年2月6日までは一定の場合を除き、それまでに第1回－第12回第四種優先株式の取得請求に伴い交付された普通株式の数と、残存している第1回－第12回第四種優先株式の全てがその時点において適用のある取得請求権行使価額で取得請求された場合に交付されるであろう普通株式の数の3分の2を超えてはかかる処分を行わない旨の制限が設けられております)。

第1回－第12回第四種優先株式の取得請求に伴い普通株式が交付された場合、その普通株式数によっては、ゴールドマン・サックスグループによる当行グループの経営への関与が生じる可能性があります。

18　自己株式の取得

当行グループは、自己株式の取得を行うことがあり、その結果、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

19　分配可能額

一定の状況又は条件の下では、会社法その他諸法令上の規制に基づいて算出される当行の分配可能額が減少するか、又はゼロとなる可能性があります。当行の海外特別目的子会社が発行する優先出資証券については、契約上、当行の分配可能額の水準によって配当支払が制限を受ける場合があるため、当行の分配可能額の水準によっては、当該優先出資証券の配当支払が困難もしくは不可能となる場合があります。

なお、当行は財務の柔軟性を確保することを目的として、株主総会決議等に基づき、法定準備金のその他資本剰余金への振替を実施する可能性があります。

20　有能な人材の確保

当行グループは幅広い分野で高い専門性を必要とする業務を行っておりますので、各分野において有能で熟練した人材が必要とされます。当行グループは、他の銀行及び証券会社等と競合関係にあるため、有能な人材を継続的に採用し定着を図ることが出来なかった場合には、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

21　重要な訴訟等

当行グループは、国内外において、銀行業務を中心に、証券業務、投融資業務、融資業務、ベンチャーキャピタル業務等の各種金融サービスを行うグループ会社群によって構成されており、付加価値の高い金融サービスを幅広く提供しています。こうした業務遂行の過程で、損害賠償請求訴訟等を提起されたり、損害に対する補償をしたりする可能性があり、その帰趨によっては、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

22　金融業界及び当行グループに対する否定的な報道

金融業界又は個別行を対象として、様々な問題に関する否定的な内容の報道がなされることがあります。これらの中には憶測に基づいたものや、必ずしも正確な事実に基づいていないと思われるものも含まれておりますが、報道された内容が正確であるか否かにかかわらず、又は当行グループが報道された内容に該当するか否かにかかわらず、これらの報道がお客さまや市場関係者等の理解・認識に影響を及ぼすことにより、当行グループのイメージや当行が発行した社債の流通価格が悪影響を受ける可能性があります。

23　各種の規則及び法制度等

(1) コンプライアンス体制等

当行グループは現時点における会社法、銀行法、証券取引法及び証券取引所が定める関係規則等の各種の規制及び法制度等に基づいて業務を行っております。当行グループは、法令その他諸規則等を遵守すべく、コンプライアンス体制及び内部管理体制の強化を経営上の最重要課題のひとつとして位置づけ、グループ各社の役職員等に対して適切な指示、指導及びモニタリングを行う体制を整備するとともに、不正行為の防止・発見のために予防策を講じております。しかし、役職員等が法令その他諸規則等を遵守できなかった場合、法的な検討が不十分であった場合又は予防策が効果を発揮せず役職員等による不正行為が行われた場合には、不測の損失が発生したり、行政処分や罰則を受けたり、業務に制限を付されたりするおそれがあり、また、お客さまからの損害賠償請求やお客さま及びマーケット等からの信頼失墜等により、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

なお、当行は、平成17年12月に公正取引委員会より、法人のお客さま向けの金利スワップの販売方法について、独占禁止法に定める不公正な取引方法の一類型である優越的地位の濫用に該当する行為が複数認められたとして、かかる行為を取り止めること、今後かかる行為を行うことのないよう内部規定を整備すること等を内容とする排除措置命令の勧告審決を受けております。当行は、この審決に従い、平成18年２月27日開催の取締役会において、かかる行為を取りやめることを決議し、また今後、かかる行為を行わないこととしております。さらに当行は、平成18年４月27日に金融庁より、法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分(業務停止命令並びに業務改善命令)を受けております。当行は、これを真摯に受け止め、平成18年６月２日に金融庁に対し提出した業務改善計画に従い、再発防止策の実施や定着化に努めておりますが、お客さま及びマーケット等からの本件に関する信頼失墜や、上記勧告審決及び行政処分に起因する収益の減少、かかる処分に対処するための諸施策の実施等に伴う費用及び人的資源の投入等により、当行グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 経営の健全化のための計画

当行の完全親会社である株式会社三井住友フィナンシャルグループは、「金融機能の早期健全化のための緊急措置に関する法律」に基づいて優先株式を発行し、「経営の健全化のための計画」を政府に提出するとともに、定期的な見直しを義務づけられております。同社は、経営健全化計画に係る平成17年３月期の収益目標と実績とが大幅に乖離していることなどから、経営健全化計画の履行を確保するための措置を講ずる必要があると認められることを理由として、平成17年７月22日に、金融庁より金融機能の早期健全化のための緊急措置に関する法律及び銀行法に基づき、業務改善計画の提出及びその着実な実施並びに同計画の履行が確保されていると認められるまでの間、平成17年９月期を初回として四半期毎の実施状況を２ヶ月以内に報告することを内容とする行政処分(業務改善命令)を受けております。かかる処分を受けたことを真摯に受け止め、引き続き経営努力を重ね、収益力の強化を通じ公的資金の早期返済に向け全力で取り組んで参る所存ですが、今後「業務改善計画」及び「経営の健全化のための計画」を達成できない場合には、さらなる行政処分を受け、あるいは、監督上の措置等を通じて当行グループの業務運営に影響を及ぼす可能性があります。

(3) 各種の規制及び法制度等の変更

当行グループが国内外において業務を行うにあたって適用されている法律、規則、政策、実務慣行、会計制度及び税制等が変更された場合には、当行グループの業務運営に影響を与え、経営成績及び財政状態に影響を及ぼす可能性があります。

5 【経営上の重要な契約等】

該当ありません。

6 【研究開発活動】

当連結会計年度の研究開発活動につきましては、その他事業(システム開発・情報処理業)を行う子会社において、業務システムに関する研究開発を行いました。なお、研究開発費の金額は45百万円であります。

7 【財政状態及び経営成績の分析】

当連結会計年度の財政状態及び経営成績の分析は、以下のとおりであります。

なお、本項に記載した将来に関する事項は、有価証券報告書提出日現在において判断したものであり、リスクと不確実性を内包しているため、今後様々な要因によって変化する可能性がありますので、ご留意ください。

当連結会計年度は、当行グループが競争優位性を有する戦略ビジネスの強化を進めることにより、確固たる収益水準を確保いたしました。また、持続的成長を支える財務基盤の強化の面でも成果を挙げました。

具体的には、まず、個人向けコンサルティング、中堅・中小企業向け無担保貸出、投資銀行ビジネス、アライアンス戦略といった戦略ビジネスを強化してまいりました。特に投資信託や個人年金保険販売、証券仲介業務といった顧客運用関連ビジネスが好調に推移したこと等により役務取引等収支(利益)が増加しました。更に、前連結会計年度にバランスシートのクリーンアップの総仕上げとして将来リスクへの対応力強化の観点から不良債権に係る財務上の一段の手当てを行ったこと等により、与信関係費用が大幅に減少した結果、当期純損益は前連結会計年度比8,425億円増益の5,635億円の利益となりました。

また、当連結会計年度末における当行の不良債権残高(金融再生法開示債権残高)は9,601億円、不良債権比率は1.7%となり、前連結会計年度対比ほぼ半減いたしました。

当連結会計年度末の連結自己資本比率(国際統一基準)は、当期純利益の計上による利益剰余金の増加等を主因として、前連結会計年度末比0.17%上昇して10.77%となりました。なお、繰延税金資産(繰延税金負債ネット後)がTier I (基本的項目)に占める比率は27.4%と前連結会計年度末比19.5%減少しております。

当行グループといたしましては、今後も連結自己資本比率の充実に努めてまいります。

なお、当連結会計年度における主な項目の分析は、以下のとおりであります。

（金額単位　億円）

	前連結会計年度	当連結会計年度	前連結会計年度比
連結粗利益	18,589	19,113	524
資金運用収支	11,526	11,403	△122
信託報酬	26	86	60
役務取引等収支	4,191	5,068	877
特定取引収支	1,443	328	△1,115
その他業務収支	1,401	2,227	826
営業経費	7,692	7,678	△13
不良債権処理額　①	11,670	3,061	△8,608
貸出金償却	7,369	502	△6,867
個別貸倒引当金繰入額	4,887	404	△4,482
一般貸倒引当金繰入額	△2,005	1,210	3,216
その他	1,419	943	△475
株式等損益	△1,034	439	1,474
持分法による投資損益	32	△48	△81
その他	778	△143	△922
経常利益(△は経常損失)	△997	8,620	9,618
特別損益	△769	239	1,009
うち減損損失	―	116	116
うち償却債権取立益　②	7	311	304
税金等調整前当期純利益 (△は税金等調整前当期純損失)	△1,766	8,860	10,627
法人税、住民税及び事業税	163	452	289
還付法人税等	85	―	△85
法人税等調整額	452	2,197	1,745
少数株主利益	492	574	81
当期純利益(△は当期純損失)	△2,789	5,635	8,425

（注）　連結粗利益＝(資金運用収益－資金調達費用)＋信託報酬＋(役務取引等収益－役務取引等費用)＋(特定取引収益－特定取引費用)＋(その他業務収益－その他業務費用)

与信関係費用 (＝①－②)	11,670	2,750	△8,920

（注）　当連結会計年度より償却債権取立益を与信関係費用に含めております。

1　経営成績の分析

(1) 主な収支

資金運用収支は、有価証券利息配当金が増加した一方で、貸出競争の激化等による預貸金利益の減少及び米ドル金利の上昇に伴う外貨バンキング収益の減少等を主因として、前連結会計年度比122億円減少して1兆1,403億円となりました。

信託報酬は、金銭信託及び金銭債権信託の取扱高増加等により、前連結会計年度比60億円増加して86億円となりました。

役務取引等収支は、投資信託・個人年金保険販売及び証券仲介業務等の顧客の運用関連手数料等が増加したことにより、前連結会計年度比877億円増加して5,068億円となりました。

特定取引収支は、前連結会計年度比1,115億円減少して328億円となりました。一方、その他業務収支は、前連結会計年度比826億円増加して2,227億円となりました。これは、外貨建特定取引(通貨スワップ等)とそのリスクヘッジのために行う外国為替取引等の損益が、財務会計上は「特定取引収支」と「その他業務収支」中の外国為替売買損益に区分して経理されることが主な要因であり、ヘッジの効果を踏まえた経済実態は、「特定取引収支」「その他業務収支」単独ではなく、両者の合算により判断する必要があります。

特定取引収支、その他業務収支の合計では、デリバティブ関連収益の減少を主因に前連結会計年度比289億円減少して2,555億円となります。・

以上の結果、連結粗利益は、前連結会計年度比524億円増加して1兆9,113億円となりました。

営業経費は、既存業務については引き続き人員や事務システム関連経費等の合理化等による削減を進める一方、重点分野に対する積極的投資により物件費が増加したことから、前連結会計年度比ほぼ横這いの7,678億円となりました。

なお、連結業務純益は、前連結会計年度比1,752億円増加して1兆1,013億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
資金運用収支　①	11,526	11,403	△122
資金運用収益	14,905	16,303	1,397
資金調達費用	3,378	4,899	1,520
信託報酬　②	26	86	60
役務取引等収支　③	4,191	5,068	877
役務取引等収益	5,118	6,048	930
役務取引等費用	926	979	53
特定取引収支　④	1,443	328	△1,115
特定取引収益	1,445	328	△1,117
特定取引費用	1	―	△1
その他業務収支　⑤	1,401	2,227	826
その他業務収益	3,128	3,602	473
その他業務費用	1,727	1,375	△352
連結粗利益 (=①+②+③+④+⑤)	18,589	19,113	524

営業経費	7,692	7,678	△13

連結業務純益	9,261	11,013	1,752

(注)　連結業務純益＝当行業務純益(一般貸倒引当金繰入前)＋連結子会社の経常利益(臨時要因調整後)
＋持分法適用会社経常利益×持分割合－内部取引(配当等)

(2) 与信関係費用

与信関係費用は、当行において、前連結会計年度に不良債権処理問題の完全決着を図るべく、引当の一段の強化等のバランスシートのクリーンアップを行ったこと等により、前連結会計年度比8,920億円減少して2,750億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
貸倒引当金繰入額　①	2,843	1,600	△1,243
一般貸倒引当金繰入額	△2,005	1,210	3,216
個別貸倒引当金繰入額	4,887	404	△4,482
特定海外債権引当勘定繰入額	△38	△15	22
貸出金償却　②	7,369	502	△6,867
貸出債権売却損等　③	1,457	959	△497
償却債権取立益　④	7	311	304
与信関係費用 (=①+②+③−④)	11,670	2,750	△8,920

(注)　当連結会計年度より償却債権取立益を与信関係費用に含めております。

(3) 株式等損益

株式等損益は、前連結会計年度比1,474億円増加して439億円の利益となりました。

これは、株式等償却が減少したことが主な要因であります。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
株式等損益	△1,034	439	1,474
株式等売却益	1,270	901	△368
株式等売却損	67	139	72
株式等償却	2,237	322	△1,915

2　財政状態の分析

(1) 貸出金

貸出金は、当行において、住宅ローンや中堅・中小企業向け無担保貸出を中心に積極的に投入したことに加え、海外での貸出金の増加等により、前連結会計年度末比２兆2,918億円増加して57兆4,407億円となりました。

なお、住宅ローンについては、前連結会計年度末比6,405億円増加して15兆1,313億円となりました。

（金額単位　億円）

	前連結会計年度	当連結会計年度	前連結会計年度比
貸出金残高(末残)	551,489	574,407	22,918
うちリスク管理債権	21,867	12,194	△9,674
うち住宅ローン(注)	144,908	151,313	6,405

(注)　当行及び国内銀行子会社の単体計数を単純合算して表示しております。

当行グループのリスク管理債権は、前連結会計年度末比9,674億円減少して１兆2,194億円となりました。

債権区分別では、破綻先債権額が86億円、延滞債権額が6,731億円、３カ月以上延滞債権額が49億円及び貸出条件緩和債権額が2,808億円とそれぞれ減少しております。その結果、貸出金残高比率は、前連結会計年度末比1.9%減少して2.1%となりました。

①　リスク管理債権の状況

（金額単位　億円）

		前連結会計年度	当連結会計年度	前連結会計年度比
破綻先債権	①	682	597	△86
延滞債権	②	13,678	6,946	△6,731
３カ月以上延滞債権	③	294	246	△49
貸出条件緩和債権	④	7,213	4,405	△2,808
合計		21,867	12,194	△9,674
直接減額実施額		16,996	7,693	△9,303
貸出金残高(末残)	⑤	551,489	574,407	22,918

貸出金残高比率

（単位　%）

		前連結会計年度	当連結会計年度	前連結会計年度比
破綻先債権	(=①／⑤)	0.1	0.1	△0.0
延滞債権	(=②／⑤)	2.5	1.2	△1.3
３カ月以上延滞債権	(=③／⑤)	0.1	0.0	△0.1
貸出条件緩和債権	(=④／⑤)	1.3	0.8	△0.5
合計		4.0	2.1	△1.9

② リスク管理債権の地域別構成と業種別構成

リスク管理債権の地域別構成(単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
国内	17,036	8,668	△8,368
海外	323	474	151
アジア	97	344	247
インドネシア	33	22	△11
香港	3	137	134
インド	11	—	△11
中国	2	18	16
その他	48	167	119
北米	215	126	△89
中南米	5	—	△5
西欧	6	4	△2
東欧	—	—	—
合計	17,359	9,142	△8,217

(注) 1 「国内」は国内店(特別国際金融取引勘定を除く)の合計です。
「海外」は海外店(特別国際金融取引勘定を含む)の合計です。
2 債務者所在国を基準に集計しています。

リスク管理債権の業種別構成(単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
国内	17,036	8,668	△8,368
製造業	813	646	△167
農業、林業、漁業及び鉱業	7	32	25
建設業	3,422	399	△3,023
運輸、情報通信、公益事業	334	794	460
卸売・小売業	1,033	911	△122
金融・保険業	945	135	△810
不動産業	3,965	2,572	△1,393
各種サービス業	4,502	2,546	△1,956
地方公共団体	—	—	—
その他	2,015	633	△1,382
海外	323	474	151
政府等	1	—	△1
金融機関	3	—	△3
商工業	319	474	155
その他	—	—	—
合計	17,359	9,142	△8,217

(注) 「国内」は国内店(特別国際金融取引勘定を除く)の合計です。
「海外」は海外店(特別国際金融取引勘定を含む)の合計です。

また、当行単体の金融再生法開示債権と保全状況は以下のとおりであります。

金融再生法開示債権は、前事業年度末比8,645億円減少して9,601億円となりました。その結果、不良債権比率は、前事業年度末比1.6%減少して1.7%となりました。また、債権区分別では、破産更生債権及びこれらに準ずる債権が2,838億円減少して1,645億円、危険債権が4,510億円減少して4,734億円、要管理債権が1,297億円減少して3,222億円となりました。

これは、債権売却等のオフバランス化を引き続き進めてきたことや企業の再生努力に積極的に関与したことに加え、予てより強化してきた劣化防止への取組みが効果をあげてきたこと等によるものであります。開示債権の保全状況は、金融再生法開示債権9,601億円に対して、貸倒引当金による保全が3,561億円、担保保証等による保全が5,173億円となり、保全率は91.0%となっております。

金融再生法開示債権(単体)

(金額単位　億円)

		前事業年度	当事業年度	前事業年度比
破産更生債権及びこれらに準ずる債権		4,483	1,645	△2,838
危険債権		9,244	4,734	△4,510
要管理債権		4,519	3,222	△1,297
合計	①	18,246	9,601	△8,645
正常債権		534,526	559,849	25,323
総計	②	552,772	569,450	16,678
不良債権比率	(=①／②)	3.3%	1.7%	△1.6%
直接減額実施額		15,318	6,036	△9,282

(金額単位　億円)

		前事業年度	当事業年度	前事業年度比
保全額	③	16,520	8,734	△7,786
貸倒引当金	④	6,922	3,561	△3,361
担保保証等	⑤	9,598	5,173	△4,425

(注)　貸倒引当金には、個別貸倒引当金及び要管理債権に対して計上している一般貸倒引当金の合計額を計上しております。

保全率	(=③／①)	90.5%	91.0%	0.5%
貸倒引当金総額を分子に算入した場合の保全率		106.8%	138.9%	32.1%

担保保証等控除後の開示債権に対する引当率	(=④／(①−⑤))	80.0%	80.4%	0.4%
貸倒引当金総額を分子に算入した場合の引当率		114.4%	184.4%	70.0%

(2) 有価証券

有価証券は、金利動向を踏まえたオペレーションにより国債が前連結会計年度末比２兆704億円減少した一方で、株価の上昇により株式が前連結会計年度末比9,278億円、外国債券を主としたその他の証券が１兆5,221億円増加したこと等により、前連結会計年度末比１兆2,151億円増加して25兆2,337億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
有価証券	240,186	252,337	12,151
国債	136,365	115,660	△20,704
地方債	4,868	6,077	1,208
社債	32,434	39,580	7,146
株式	33,165	42,444	9,278
うち時価のあるもの	28,071	37,614	9,543
その他の証券	33,351	48,573	15,221

(注)　「その他の証券」には、外国債券及び外国株式を含んでおります。

[ご参考]有価証券等の評価損益(単体)

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
満期保有目的の債券	△18	△307	△289
子会社・関連会社株式	603	2,675	2,072
その他有価証券	6,513	13,162	6,648
うち株式	6,673	16,324	9,650
うち債券	77	△2,822	△2,899
その他の金銭の信託	2	2	0
合計	7,100	15,532	8,431

(3) 繰延税金資産

繰延税金資産は、税引前利益の計上による回収に加え、その他有価証券の含み益が増加した影響等により、前連結会計年度末比5,328億円減少して１兆173億円となりました。

繰延税金資産の計上は、財務の健全性確保の観点から前期に引き続き保守的に行っております。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
繰延税金資産	15,502	10,173	△5,328
繰延税金負債	450	484	33

なお、当行単体の繰延税金資産は、前事業年度末比5,260億円減少して9,762億円となりました。

計上額の内訳としては、不良債権処理関連、有価証券償却及び税務上の繰越欠損金に係るものが主であります。

〔当行単体〕

(金額単位　億円)

		前事業年度	当事業年度	前事業年度比
繰延税金資産	①	23,791	20,773	△3,018
貸倒引当金		3,154	2,507	△647
貸出金償却		5,621	1,702	△3,919
有価証券有税償却		5,330	4,477	△853
退職給付引当金		769	744	△25
減価償却限度超過額		61	65	4
その他有価証券評価差額金		—	—	—
税務上の繰越欠損金		8,228	10,874	2,646
その他		628	404	△224
評価性引当額	②	5,533	5,046	△487
評価性引当額控除後繰延税金資産合計(=①−②)	③	18,258	15,727	△2,531
繰延税金負債	④	3,236	5,965	2,729
退職給付信託設定益		517	516	△1
その他有価証券評価差額金		2,645	5,362	2,717
その他		74	87	13
繰延税金資産の計上額(=③−④)		15,022	9,762	△5,260

(4) 預金

預金は、流動性預金が個人・法人ともに増加したこと等により、前連結会計年度末比２兆3,553億円増加して70兆8,641億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
預金	685,088	708,641	23,553
うち国内個人預金(注)	358,750	366,258	7,507
うち国内法人預金(注)	296,023	315,283	19,259

(注)　当行及び国内銀行子会社の単体計数を単純合算して表示しております。

(5) 資本の部

資本の部合計は、前連結会計年度末比9,643億円増加して３兆5,982億円となりました。

利益剰余金は、344億円の配当を行った一方で、当期純利益5,635億円の計上等により、前連結会計年度末比5,488億円増加して5,425億円となりました。

その他有価証券評価差額金は、株価の上昇等により、前連結会計年度末比3,987億円増加して7,937億円となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
資本の部合計	26,339	35,982	9,643
うち資本金	6,649	6,649	—
うち資本剰余金	16,035	16,035	—
うち利益剰余金	△62	5,425	5,488
うちその他有価証券評価差額金	3,949	7,937	3,987
うち自己株式	—	—	—

なお、株式会社三井住友フィナンシャルグループ単体及び当行単体の資本の部は以下のとおりであります。

〔株式会社三井住友フィナンシャルグループ単体〕

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
資本の部合計	33,196	39,354	6,158
うち資本金	13,526	14,208	682
うち資本剰余金	18,522	21,053	2,531
うちその他資本剰余金	4,995	6,844	1,848
うち利益剰余金	3,845	4,135	290
うちその他有価証券評価差額金	—	—	—
うち自己株式	△2,698	△43	2,654

〔当行単体〕

(金額単位　億円)

	前事業年度	当事業年度	前事業年度比
資本の部合計	27,527	36,347	8,820
うち資本金	6,649	6,649	—
うち資本剰余金	13,675	13,675	—
うちその他資本剰余金	3,576	7,025	3,449
うち利益剰余金	2,913	7,940	5,027
うちその他有価証券評価差額金	3,865	7,834	3,969
うち自己株式	—	—	—

3　連結自己資本比率(国際統一基準)

自己資本額は、前連結会計年度末比5,989億円増加して6兆7,745億円となりました。

これは、当期純利益の計上により利益剰余金が増加したことに加え、株式相場の上昇によりその他有価証券の評価益が増加したことが主な要因であります。

リスク・アセット等は、住宅ローンや中堅・中小企業向け無担保貸出を積極的に投入したこと及び海外での貸出の増加等により、前連結会計年度末比4兆6,428億円増加して62兆8,874億円となりました。

以上の結果、連結自己資本比率は、前連結会計年度末比0.17%上昇して10.77%となりました。

(金額単位　億円)

	前連結会計年度	当連結会計年度	前連結会計年度比
連結自己資本比率(国際統一基準)	10.60%	10.77%	0.17%
基本的項目			
資本金	6,649	6,649	—
資本剰余金	16,035	16,035	—
利益剰余金	△63	2,425	2,488
連結子会社の少数株主持分	10,261	10,749	487
その他有価証券の評価差損(△)	—	—	—
自己株式(△)	—	—	—
為替換算調整勘定	△810	△445	364
営業権相当額(△)	0	0	△0
連結調整勘定相当額(△)	—	—	—
計　①	32,072	35,413	3,341
補完的項目			
その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45%相当額	3,054	6,057	3,003
土地の再評価額と再評価の直前の帳簿価額の差額の45%相当額	671	399	△271
一般貸倒引当金	6,120	7,221	1,101
負債性資本調達手段等	25,373	26,573	1,200
計	35,218	40,252	5,034
うち自己資本への算入額　②	32,072	35,413	3,341
控除項目　③	2,389	3,081	692
自己資本額(=①+②−③)	61,756	67,745	5,989
リスク・アセット等	582,445	628,874	46,428

第３　【設備の状況】

１　【設備投資等の概要】

当連結会計年度中の設備投資等の概要は、次のとおりであります。

(1) 銀行業

当行では、お客様の利便性の向上と業務の一層の効率化を図るため事務機械投資等を行いました。

また経営合理化の観点から、拠点の見直し等を行い店舗の新設・統合を行いました。

(2) その他事業

重要なものはありません。

2 【主要な設備の状況】

当連結会計年度末における主要な設備の状況は次のとおりであります。

(1) 銀行業

(平成18年３月31日現在)

会社名	店舗名その他	所在地	設備の内容	土地		建物	動産	合計	従業員数(人)
				面積(㎡)	帳簿価額(百万円)				
当行	本店	東京都千代田区	店舗・事務所	—	—	5,190	2,199	7,390	1,084
	東京営業部	東京都千代田区	店舗・事務所	—	—	6,669	5,152	11,821	2,165
	大阪本店営業部	大阪市中央区	店舗・事務所	8,334	11,978	2,837	513	15,329	734
	神戸営業部	神戸市中央区	店舗・事務所	6,433	6,159	4,782	210	11,153	200
	大和センター	神奈川県大和市	事務センター	15,537	1,924	6,637	2,951	11,514	—
	鰻谷センター	大阪市中央区	事務センター	4,723	2,156	8,486	550	11,194	—
	札幌支店 ほか 5店	北海道・東北地区	店舗	632	1,071	328	161	1,560	92
	横浜支店 ほか114店	関東地区(除く東京都)	店舗	37,458 (1,136)	22,348	12,765	4,328	39,442	1,482
	人形町支店 ほか189店	東京都	店舗	63,387 (5,655)	66,749	27,200	8,518	102,468	3,915
	名古屋支店 ほか 22店	中部地区	店舗	12,419	8,260	3,190	813	12,264	487
	京都支店 ほか 98店	近畿地区(除く大阪府)	店舗	44,982 (1,797)	15,920	12,739	4,088	32,748	1,463
	大阪中央支店 ほか146店	大阪府	店舗	75,589 (2,858)	33,549	16,902	5,023	55,476	2,061
	岡山支店 ほか 10店	中国・四国地区	店舗	4,441	1,948	940	243	3,132	162
	福岡支店 ほか 9店	九州地区	店舗	7,782	5,395	1,564	370	7,330	215
	ニューヨーク支店 ほか 3店	米州地域	店舗・事務所	—	—	1,413	1,549	2,962	460
	デュッセルドルフ支店 ほか 1店	欧州地域	店舗・事務所	—	—	237	52	290	71
	香港支店 ほか 11店	アジア・オセアニア地域	店舗・事務所	—	—	1,178	680	1,859	1,459
	社宅・寮	東京都他	社宅・寮	279,070 (1,799)	70,219	24,849	288	95,356	—
	その他の施設	東京都他	研修所その他	337,574 (4,509)	80,611	40,784	13,692	135,088	—
(国内連結子会社) 株式会社みなと銀行	本店	神戸市中央区	店舗・事務所	1,025	1,930	994	150	3,075	466
(国内連結子会社) 株式会社関西アーバン銀行	本店 ほか 1店	大阪市中央区	店舗・事務所	1,331	4,695	3,020	3,597	11,312	567

(2) その他事業

重要なものはありません。

(注) 1　「土地」の「面積」欄の(　)内は借地の面積(内書き)であり、その年間賃借料は建物も含め、45,322百万円であります。

2　動産は、事務機械35,289百万円、その他19,848百万円であります。

3　当行の両替業務を主体とした池袋外貨両替コーナー、品川外貨両替コーナー、渋谷外貨両替コーナー、新宿外貨両替コーナー、新宿西口外貨両替コーナー、日比谷外貨両替コーナー、二子玉川外貨両替コーナー、町田外貨両替コーナー、横浜外貨両替コーナー、成田空港外貨両替コーナー、成田空港第二外貨両替コーナー、梅田外貨両替コーナー、難波外貨両替コーナー、関西国際空港外貨両替コーナー、関西国際空港第二外貨両替コーナー、三宮駅ビル外貨両替コーナー、四条外貨両替コーナー、店舗外現金自動設備23,209か所、海外駐在員事務所14か所、代理店1店は上記に含めて記載しております。

4　上記には、連結会社以外に貸与している土地、建物が含まれており、その主な内容は次のとおりであります。

大阪本店営業部			建物	2百万円
北海道・東北地区			建物	15百万円
関東地区(除く東京都)	土地	1,965百万円 (5,483㎡)、	建物	382百万円
東京都	土地	9,747百万円 (5,953㎡)、	建物	632百万円
中部地区	土地	395百万円 (767㎡)		
近畿地区(除く大阪府)	土地	1,125百万円 (3,042㎡)、	建物	44百万円
大阪府	土地	4,303百万円(12,421㎡)、	建物	487百万円
九州地区			建物	0百万円

3 【設備の新設、除却等の計画】

当連結会計年度末において計画中である重要な設備の新設・改修、除却・売却は次のとおりであります。

(1) 銀行業

新設

会社名	店舗名その他	所在地	区分	設備の内容	投資予定金額		資金調達方法	着手年月	完了予定年月
					総額(百万円)	既支払額(百万円)			
当行	―	―	―	事務機械	21,000	―	自己資金	―	―

(注) 1　上記設備計画の記載金額には、消費税及び地方消費税を含んでおりません。

2　事務機械の主なものは平成19年3月までに設置予定であります。

(2) その他事業

重要なものはありません。

第４ 【提出会社の状況】

１ 【株式等の状況】

(1) 【株式の総数等】

① 【株式の総数】

種類	会社が発行する株式の総数(株)
普通株式	100,000,000
第一種優先株式	35,000
第二種優先株式	100,000
第三種優先株式	695,000
第四種優先株式	250,000
第五種優先株式	250,000
第六種優先株式	300,000
計	101,630,000

(注) １ 当事業年度末現在において、「当銀行の発行する株式の総数は、101,767,000株とし、このうち100,000,000株は普通株式、67,000株は第一種優先株式、100,000株は第二種優先株式、800,000株は第三種優先株式、250,000株は第四種優先株式、250,000株は第五種優先株式、300,000株は第六種優先株式とする。ただし、株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときには、これに相当する株式数を減ずる。」旨定款に定めております。

なお、当事業年度の末日までに第一種優先株式32,000株、第三種優先株式105,000株がそれぞれ普通株式に転換されております。

２ 平成18年６月29日開催の定時株主総会において定款の一部を変更し、「当銀行の発行可能株式総数は、101,630,000株とする。」、「当銀行の発行可能種類株式総数は、普通株式が100,000,000株、第一種優先株式が35,000株、第二種優先株式が100,000株、第三種優先株式が695,000株、第四種優先株式が250,000株、第五種優先株式が250,000株、第六種優先株式が300,000株とする。」旨定めております。

② 【発行済株式】

種類	事業年度末現在 発行数(株) (平成18年3月31日)	提出日現在 発行数(株) (平成18年6月30日)	上場証券取引所名又は登録証券業協会名	内容
普通株式	55,212,947	55,427,141	―	議決権あり (注)1
第一種優先株式	35,000	同左	―	(注)1, 2
第二種優先株式	100,000	同左	―	(注)1, 3
第三種優先株式	695,000	同左	―	(注)1, 4
第1回第六種優先株式	70,001	同左	―	(注)5
計	56,112,948	56,327,142	―	―

(注) 1 提出日現在の発行数には、平成18年6月1日から有価証券報告書を提出する日までの優先株式に係る取得請求権の行使による株式数の増減は含まれておりません。

2 第一種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当銀行は、剰余金の配当を行うときは、第一種優先株式を有する株主(以下「第一種優先株主」という)または第一種優先株式の登録株式質権者(以下「第一種優先登録株式質権者」という)に対し、普通株式を有する株主(以下「普通株主」という)または普通株式の登録株式質権者(以下「普通登録株式質権者」という)に先立ち、第一種優先株式1株につき10,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第一種優先株主または第一種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第一種優先株主または第一種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当銀行は、中間配当を行うときは、第一種優先株主または第一種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第一種優先株式1株につき10,500円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当銀行は、残余財産を分配するときは、第一種優先株主または第一種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第一種優先株式1株につき3,000,000円を支払う。

(b) 第一種優先株主または第一種優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)議決権

第一種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ホ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当銀行は、法令に定める場合を除き、第一種優先株式について株式の併合または分割は行わない。

(b) 当銀行は、第一種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当銀行は、第一種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ヘ)取得請求

第一種優先株主は、普通株式の交付と引換えに第一種優先株式の取得を請求することができる。

①取得請求期間

発行日から平成21年２月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②取得の条件

㋑取得請求権行使価額

取得請求権行使価額は952,400円とする。

㋺取得請求権行使価額の修正

取得請求権行使価額は、平成15年８月１日から平成20年８月１日までの毎年８月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後取得請求権行使価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後取得請求権行使価額が952,400円(以下「下限取得請求権行使価額」という。ただし、下記㋩により調整される)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額は㋩に準じて調整される。

㋩取得請求権行使価額の調整

ⓐ第一種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、取得請求権行使価額は、下記の算式(以下「取得請求権行使価額調整式」という)により調整される。

$$\text{調整後取得請求権行使価額}=\text{調整前取得請求権行使価額}\times\frac{\text{既発行の普通株式数}+\dfrac{\text{新発行の普通株式数}\times\text{1株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数}+\text{新発行の普通株式数}}$$

調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、取得請求権行使価額調整式により算出される調整後取得請求権行使価額が100,000円を下回る場合には、100,000円を調整後取得請求権行使価額とする。

(ⅰ)取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

基準日を設けて株主に当該普通株式の割当てを受ける権利を付与するときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、調整後取得請求権行使価額の適用開始日とする。

(ⅱ)株式の分割または無償割当てにより普通株式を発行する場合

株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)の翌日を、調整後取得請求権行使価額の適用開始日とする。

ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行する旨取締役会で決議する場合において、株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)が、当該資本金の額の増加の決議をする株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後取得請求権行使価額の適用開始日とする。

(ⅲ)取得請求権行使価額調整式で使用する時価を下回る価額をもって当銀行の普通株式の交付と引換えに当銀行に当該株式の取得を請求する権利もしくは当銀行が当該株式を取得することができる旨の条項が付された株式(以下「転換型株式」という)、または、取得請求権行使価額調整式で使用する時価を下回る価額の払込をもって当銀行に普通株式の交付を請求することができる新株予約権または新株予約権付社債を発行する場合

株主に基準日を設けて割当てを受ける権利を付与するときは、その基準日の翌日を、それ以外のときは、転換型株式の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、調整後取得請求権行使価額の適用開始日とする。この場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型株式の全額が普通株式の交付と引換えに取得されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換型株式の取得または新株予約権行使の結果交付された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本金の額の減少または普通株式の併合等により取得請求権行使価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ取得請求権行使価額調整式で使用する時価は、調整後取得請求権行使価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日))に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記ⓐに準じて調整される。

ⓓ取得請求権行使価額調整式で使用する調整前取得請求権行使価額は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

ⓔ取得請求権行使価額調整式で使用する既発行の普通株式数は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の１ヵ月前の日における当銀行の発行済普通株式数とする。

㊁第一種優先株式の取得と引換えに交付すべき普通株式数

第一種優先株式の取得と引換えに交付すべき当銀行の普通株式数は、次のとおりとする。

$$\text{第一種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{第一種優先株主が取得請求権行使のために提出した第一種優先株式の払込金相当額総額}}{\text{取得請求権行使価額}}$$

交付すべき普通株式数の算出に当って１株未満の端数が生じたときは、会社法第167条第３項の規定によりこれを取り扱う。

㊄第一種優先株式の取得と引換えに交付する株式の内容

当銀行普通株式

㊅取得請求受付場所

東京都千代田区丸の内一丁目４番４号

住友信託銀行株式会社　証券代行部

㊆取得請求の効力発生

取得請求の効力は、取得請求書および第一種優先株式の株券が上記㊅の取得請求受付場所に到着した日に発生する。

③一斉取得

㋑当銀行は、取得請求期間中に取得の請求がなされなかった第一種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、第一種優先株式１株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第一種優先株式１株の払込金相当額を500,000円で除して得られる数の普通株式の交付と引換えに取得する。

㋺前項の普通株式数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

3　第二種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当銀行は、剰余金の配当を行うときは、第二種優先株式を有する株主(以下「第二種優先株主」という)または第二種優先株式の登録株式質権者(以下「第二種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第二種優先株式１株につき28,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第二種優先株主または第二種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第二種優先株主または第二種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当銀行は、中間配当を行うときは、第二種優先株主または第二種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第二種優先株式1株につき28,500円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当銀行は、残余財産を分配するときは、第二種優先株主または第二種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第二種優先株式1株につき3,000,000円を支払う。

(b) 第二種優先株主または第二種優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)議決権

第二種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ホ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当銀行は、法令に定める場合を除き、第二種優先株式について株式の併合または分割は行わない。

(b) 当銀行は、第二種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当銀行は、第二種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ヘ)取得請求

第二種優先株主は、普通株式の交付と引換えに第二種優先株式の取得を請求することができる。

①取得請求期間

平成17年8月1日から平成21年2月26日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②取得の条件

㋑取得請求権行使価額

取得請求権価額は952,400円とする。

㋺取得請求権行使価額の修正

取得請求権行使価額は、平成18年8月1日から平成20年8月1日までの毎年8月1日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後取得請求権行使価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後取得請求権行使価額が952,400円(以下「下限取得請求権行使価額」という。ただし、下記㋩により調整される)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。なお、各修正日に先立つ45取引日目から各修正日までの間に下記㋩により取得請求権行使価額を調整すべき事由が生じた場合には、修正後取得請求権行使価額は㋩に準じて調整される。

㋩取得請求権行使価額の調整

ⓐ第二種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、取得請求権行使価額は、下記の算式(以下「取得請求権行使価額調整式」という)により調整される。

$$\text{調整後取得請求権行使価額} = \text{調整前取得請求権行使価額} \times \frac{\text{既発行の普通株式数} + \dfrac{\text{新発行の普通株式数} \times \text{1株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数} + \text{新発行の普通株式数}}$$

調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、取得請求権行使価額調整式により算出される調整後取得請求権行使価額が100,000円を下回る場合には、100,000円を調整後取得請求権行使価額とする。

(ⅰ)取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

基準日を設けて株主に当該普通株式の割当てを受ける権利を付与するときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、調整後取得請求権行使価額の適用開始日とする。

(ⅱ)株式の分割または無償割当てにより普通株式を発行する場合

株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)の翌日を、調整後取得請求権行使価額の適用開始日とする。

ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行する旨取締役会で決議する場合において、株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)が、当該資本金の額の増加の決議をする株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後取得請求権行使価額の適用開始日とする。

(ⅲ)取得請求権行使価額調整式で使用する時価を下回る価額をもって当銀行の普通株式の交付と引換えに当銀行に当該株式の取得を請求する権利もしくは当銀行が当該株式を取得することができる旨の条項が付された株式(以下「転換型株式」という)、または、取得請求権行使価額調整式で使用する時価を下回る価額の払込をもって当銀行に普通株式の交付を請求することができる新株予約権または新株予約権付社債を発行する場合

株主に基準日を設けて割当てを受ける権利を付与するときは、その基準日の翌日を、それ以外のときは、転換型株式の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、調整後取得請求権行使価額の適用開始日とする。この場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型株式の全額が普通株式の交付と引換えに取得されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。以降の調整においては、かかるみなし株式数は、転換型株式の取得または新株予約権行使の結果交付された株式数を上回る限りにおいて、既発行の普通株式数に算入される。

ⓑ合併、資本金の額の減少または普通株式の併合等により取得請求権行使価額の調整を必要とする場合には、上記ⓐに準じて取締役会が適当と判断する価額に調整される。

ⓒ取得請求権行使価額調整式で使用する時価は、調整後取得請求権行使価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日))に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。

ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。なお、調整後取得請求権行使価額の適用開始日に先立つ45取引日目から当該適用開始日までの間に上記ⓐにより取得請求権行使価額を調整すべき事由が生じた場合には、調整後取得請求権行使価額は上記ⓐに準じて調整される。

ⓓ取得請求権行使価額調整式で使用する調整前取得請求権行使価額は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

ⓔ取得請求権行使価額調整式で使用する既発行の普通株式数は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の1ヵ月前の日における当銀行の発行済普通株式数とする。

㊁第二種優先株式の取得と引換えに交付すべき普通株式数

第二種優先株式の取得と引換えに交付すべき当銀行の普通株式数は、次のとおりとする。

$$\text{第二種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{第二種優先株主が取得請求権行使のために提出した第二種優先株式の払込金相当総額}}{\text{取得請求権行使価額}}$$

交付すべき普通株式数の算出に当って1株未満の端数が生じたときは、会社法第167条第3項の規定によりこれを取り扱う。

㊅第二種優先株式の取得と引換えに交付する株式の内容

当銀行普通株式

㋬取得請求受付場所

東京都千代田区丸の内一丁目4番4号

住友信託銀行株式会社　証券代行部

㋣取得請求の効力発生

取得請求の効力は、取得請求書および第二種優先株式の株券が上記㋬の取得請求受付場所に到着した日に発生する。

③一斉取得

㋑当銀行は、取得請求期間中に取得の請求がなされなかった第二種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、第二種優先株式1株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円を下回るときは、第二種優先株式1株の払込金相当額を500,000円で除して得られる数の普通株式の交付と引換えに取得する。

㋺前項の普通株式数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

4　第三種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a) 当銀行は、剰余金の配当を行うときは、第三種優先株式を有する株主(以下「第三種優先株主」という)または第三種優先株式の登録株式質権者(以下「第三種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第三種優先株式1株につき13,700円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b) ある事業年度において、第三種優先株主または第三種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c) 第三種優先株主または第三種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当銀行は、中間配当を行うときは、第三種優先株主または第三種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第三種優先株式1株につき13,700円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a) 当銀行は、残余財産を分配するときは、第三種優先株主または第三種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第三種優先株式1株につき1,000,000円を支払う。

(b) 第三種優先株主または第三種優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)議決権

第三種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ホ)株式の併合または分割、募集株式の割当てを受ける権利等

(a) 当銀行は、法令に定める場合を除き、第三種優先株式について株式の併合または分割は行わない。

(b) 当銀行は、第三種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c) 当銀行は、第三種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(ヘ)取得請求

第三種優先株主は、普通株式の交付と引換えに第三種優先株式の取得を請求することができる。

①取得請求期間

発行日から平成21年9月30日まで。

ただし、株主総会において権利を行使すべき株主を確定するための基準日の翌日から当該基準日の対象となる株主総会終結の日までの期間を除く。

②取得の条件

㋑取得請求権行使価額

取得請求権行使価額は830,900円とする。

㋺取得請求権行使価額の修正

取得請求権行使価額は、平成15年10月１日から平成18年10月１日までの毎年10月１日(以下「修正日」という)に、各修正日に先立つ45取引日目に始まる30取引日(以下「時価算定期間」という)の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)に修正される。

修正後取得請求権行使価額は、10円の位まで算出し、その10円の位を四捨五入する。ただし、修正後取得請求権行使価額が251,100円(以下「下限取得請求権行使価額」という。ただし、下記㋩により調整される)を下回る場合には、下限取得請求権行使価額をもって修正後取得請求権行使価額とする。

㋩取得請求権行使価額の調整

ⓐ第三種優先株式発行後、次の(ⅰ)から(ⅲ)までの何れかに該当する場合には、取得請求権行使価額は、下記の算式(以下「取得請求権行使価額調整式」という)により調整される。

$$\text{調整後取得請求権行使価額}=\text{調整前取得請求権行使価額}\times\frac{\text{既発行の普通株式数}+\dfrac{\text{新発行の普通株式数}\times\text{1株当りの払込金額}}{\text{時価}}}{\text{既発行の普通株式数}+\text{新発行の普通株式数}}$$

調整後取得請求権行使価額は10円の位まで算出し、その10円の位を四捨五入する。

ただし、取得請求権行使価額調整式により算出される調整後取得請求権行使価額が100,000円を下回る場合には、100,000円を調整後取得請求権行使価額とする。

(ⅰ)取得請求権行使価額調整式で使用する時価を下回る払込金額をもって普通株式を発行する場合

基準日を設けて株主に当該普通株式の割当てを受ける権利を付与するときは、その基準日の翌日を、それ以外のときは当該普通株式の払込の日の翌日を、調整後取得請求権行使価額の適用開始日とする。

(ⅱ)株式の分割または無償割当てにより普通株式を発行する場合

株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)の翌日を、調整後取得請求権行使価額の適用開始日とする。

ただし、剰余金の額を減少して、資本金の額を増加することを条件としてその部分をもって株式の分割または無償割当てにより普通株式を発行する旨取締役会で決議する場合において、株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日)が、当該資本金の額の増加の決議をする株主総会の日よりも前であるときは、当該株主総会の終結の日の翌日を、調整後取得請求権行使価額の適用開始日とする。

(ⅲ)取得請求権行使価額調整式で使用する時価を下回る価額をもって当銀行の普通株式の交付と引換えに当銀行に当該株式の取得を請求する権利もしくは当銀行が当該株式を取得することができる旨の条項が付された株式(以下「転換型株式」という)、または、取得請求権行使価額調整式で使用する時価を下回る価額の払込をもって当銀行に普通株式の交付を請求することができる新株予約権または新株予約権付社債を発行する場合

株主に基準日を設けて割当てを受ける権利を付与するときは、その基準日の翌日を、それ以外のときは、転換型株式の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)の翌日を、調整後取得請求権行使価額の適用開始日とする。この場合、調整後取得請求権行使価額の適用開始日の前日に、発行される転換型株式の全額が普通株式の交付と引換えに取得されたものとみなし、またはすべての新株予約権が行使されたものとみなし、調整後取得請求権行使価額を算出するものとする。ただし、当該発行される転換型株式の取得請求権行使価額もしくは取得価額または新株予約権の行使に際しての払込金額が、転換型株式の払込の日または新株予約権の割当日(ただし、新株予約権無償割当てにより基準日を設けて割当てる場合は、当該基準日、基準日を設けないで割当てる場合は、当該新株予約権無償割当ての効力発生日)において確定しない場合には、転換型株式にかかる取得請求権の行使もしくは取得条項に基づく取得が可能となる最初の日または新株予約権の行使のされ得る最初の日を調整後取得請求権行使価額の適用開始日とし、その前日に、発行される転換型株式の全額が普通株式の交付と引換えに取得されたものとみなし、またはすべての新株予約権が行使されたものとみなす。

ⓑただし、上記ⓡに定める各時価算定期間の終了する日の翌日以降当該修正日前日までの間に取得請求権行使価額を調整すべき事由が生じた場合には、上記ⓡにより修正された修正後取得請求権行使価額を調整前取得請求権行使価額として調整後取得請求権行使価額を算出し、当該修正前取得請求権行使価額については調整を行わないものとする。

ⓒ合併、資本金の額の減少または普通株式の併合等により取得請求権行使価額の調整を必要とする場合には、取締役会が適当と判断する価額に調整される。

ⓓ取得請求権行使価額調整式で使用する時価は、調整後取得請求権行使価額の適用開始日(ただし、上記ⓐ(ⅱ)ただし書きの場合には株式の分割または無償割当てのための基準日(ただし、無償割当ての基準日がない場合には、無償割当ての効力発生日))に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)とする。
ただし、平均値の計算は、10円の位まで算出し、その10円の位を四捨五入する。

ⓔ取得請求権行使価額調整式で使用する調整前取得請求権行使価額は、調整後取得請求権行使価額の適用開始日の前日において有効な取得請求権行使価額とする。

ⓕ取得請求権行使価額調整式で使用する既発行の普通株式数は、権利を有する株主を確定するための基準日がある場合はその日、権利を有する株主を確定するための基準日がない場合は調整後取得請求権行使価額の適用開始日の１ヵ月前の日における当銀行の発行済普通株式数とする。

ⓖ取得請求権行使価額調整式で使用する１株当りの払込金額とは、上記ⓐ(ⅰ)の場合には当該払込金額(金銭以外の財産による払込の場合にはその適正な評価額)、上記ⓐ(ⅱ)の場合には０円、上記ⓐ(ⅲ)の場合には当該取得請求権行使価額または新株予約権の払込金額および行使に際しての払込金額の合計額をそれぞれいうものとする。

㊁下限取得請求権行使価額の調整
上記㋬により取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても、取得請求権行使価額調整式を、「取得請求権行使価額」を「下限取得請求権行使価額」に置き換えたうえで適用して同様の調整を行い、上記㋬ⓒにより取得請求権行使価額の調整を行う場合には、下限取得請求権行使価額についても取締役会が適当と判断する価額に変更される。ただし、上記㋬ⓑに定める場合には、調整後取得請求権行使価額は当該修正日以降これを適用するものとする。

㋭第三種優先株式の取得と引換えに交付すべき普通株式数
第三種優先株式の取得と引換えに交付すべき当銀行の普通株式数は、次のとおりとする。

$$\text{第三種優先株式の取得と引換えに交付すべき普通株式数} = \frac{\text{第三種優先株主が取得請求権行使のために提出した第三種優先株式の払込金相当額総額}}{\text{取得請求権行使価額}}$$

交付すべき普通株式数の算出に当って１株未満の端数が生じたときは、会社法第167条第3項の規定によりこれを取り扱う。

㋬第三種優先株式の取得と引換えに交付する株式の内容
当銀行普通株式

㋣取得請求受付場所
東京都千代田区丸の内一丁目４番４号
住友信託銀行株式会社　証券代行部

㋠取得請求の効力発生
取得請求の効力は、取得請求書および第三種優先株式の株券が上記㋣の取得請求受付場所に到着した日に発生する。

③一斉取得

㋑当銀行は、取得請求期間中に取得の請求がなされなかった第三種優先株式については、同期間の末日の翌日(以下「一斉取得日」という)をもって、第三種優先株式１株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における完全親会社である株式会社三井住友フィナンシャルグループの普通株式の普通取引の毎日の終値(気配表示を含む)の平均値(終値のない日数を除く)で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が258,330円を下回るときは、第三種優先株式１株の払込金相当額を258,330円で除して得られる数の普通株式の交付と引換えに取得する。

㋺前項の普通株式数の算出に当って１株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。

5　第１回第六種優先株式の主な内容は次のとおりであります。

(イ)優先配当金

(a)　当銀行は、剰余金の配当を行うときは、第１回第六種優先株式を有する株主(以下「第１回第六種優先株主」という)または第１回第六種優先株式の登録株式質権者(以下「第１回第六種優先登録株式質権者」という)に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき88,500円の金銭による剰余金の配当(かかる配当により支払われる金銭を、以下「優先配当金」という)を行う。ただし、当該事業年度において下記(ロ)に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。

(b)　ある事業年度において、第１回第六種優先株主または第１回第六種優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。

(c)　第１回第六種優先株主または第１回第六種優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。

(ロ)優先中間配当金

当銀行は、中間配当を行うときは、第１回第六種優先株主または第１回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき88,500円を上限として中間配当金を支払う。

(ハ)残余財産の分配

(a)　当銀行は、残余財産を分配するときは、第１回第六種優先株主または第１回第六種優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、第１回第六種優先株式１株につき3,000,000円を支払う。

(b)　第１回第六種優先株主または第１回第六種優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。

(ニ)取得条項

当銀行は、第１回第六種優先株式発行後、平成23年３月31日以降はいつでも、第１回第六種優先株式１株につき3,000,000円の金銭の交付と引換えに、第１回第六種優先株式の一部又は全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。

(ホ)議決権

第１回第六種優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。

(ヘ)株式の併合または分割、募集株式の割当てを受ける権利等

(a)　当銀行は、法令に定める場合を除き、第１回第六種優先株式について株式の併合または分割は行わない。

(b)　当銀行は、第１回第六種優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。

(c)　当銀行は、第１回第六種優先株主に対し、株式または新株予約権の無償割当ては行わない。

(2) 【新株予約権等の状況】

該当ありません。

(3) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数(株)	発行済株式総数残高(株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成13年6月28日 (注) 1	―	416,620	―	20,831,000	△4,881,454	12
平成15年3月13日 (注) 2	1,245,000	1,661,620	32,121,000	52,952,000	32,121,000	32,121,012
平成15年3月14日 (注) 3	1,080,000	2,741,620	27,864,000	80,816,000	27,864,000	59,985,012
平成15年3月17日 (注) 4	53,037,185	55,778,805	479,169,000	559,985,000	819,708,265	879,693,278
平成16年4月1日 (注) 5	―	55,778,805	―	559,985,000	△220,966,394	658,726,883
平成16年9月21日 (注) 6	2	55,778,807	―	559,985,000	246,205,398	904,932,281
平成17年3月30日 (注) 7	70,001	55,848,808	105,001,500	664,986,500	105,001,500	1,009,933,781
平成16年4月1日～平成17年3月31日 (注) 8	264,140	56,112,948	―	664,986,500	―	1,009,933,781
平成17年8月9日 (注) 9	―	56,112,948	―	664,986,500	△344,900,000	665,033,781

(注) 1 欠損てん補

2 有償第三者割当　普通株式　発行価額　51,600円　資本組入額　25,800円

3 有償第三者割当　普通株式　発行価額　51,600円　資本組入額　25,800円

4 旧株式会社三井住友銀行との合併(合併比率　1：0.007)

5 一部の子会社の管理営業を承継させる新設分割によるものであります。

6 グループ会社再編にかかる株式交換によるものであります。

7 有償第三者割当　第1回第六種優先株式　発行価額　3,000千円　資本組入額　1,500千円

8 優先株式の普通株式への転換により、第一種優先株式が32,000株、第三種優先株式が105,000株それぞれ減少し、普通株式が401,140株増加いたしました。

9 商法第289条第2項及び銀行法第18条第2項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替えたものであります。

10 平成18年5月17日に、第一種優先株式35,000株、第二種優先株式33,000株に係る取得請求権の行使により、普通株式が214,194株増加いたしました。

なお、旧株式会社三井住友銀行の発行済株式総数、資本金等の推移については、以下のとおりであります。

年月日	発行済株式総数増減数(千株)	発行済株式総数残高(千株)	資本金増減額(千円)	資本金残高(千円)	資本準備金増減額(千円)	資本準備金残高(千円)
平成13年4月2日 (注)1	3,273,423	6,581,485	523,851,903	1,276,700,535	991,326,846	1,634,407,041
平成14年3月9日 (注)2	—	6,581,485	—	1,276,700,535	△357,614,600	1,276,792,441
平成14年3月15日 (注)3	—	6,581,485	—	1,276,700,535	11,999	1,276,804,441
平成13年4月1日～平成14年3月31日 (注)4	91,324	6,672,810	50,045,649	1,326,746,185	49,954,350	1,326,758,792
平成13年4月1日～平成14年3月31日 (注)5	3,614	6,676,424	—	1,326,746,185	—	1,326,758,792
平成15年2月3日 (注)6	—	6,676,424	△494,100,000	832,646,185	—	1,326,758,792
平成15年2月5日 (注)7	313,556	6,989,980	—	832,646,185	94,680,114	1,421,438,907
平成15年2月12日 (注)8	454,078	7,444,059	75,377,039	908,023,224	74,922,960	1,496,361,867
平成15年3月13日 (注)9	961,538	8,405,597	149,999,999	1,058,023,224	149,999,999	1,646,361,867

(注) 1 旧株式会社さくら銀行との合併(合併比率　1：0.6)

2 商法第289条第2項及び銀行法第18条第2項の規定に基づく資本準備金の取り崩し

3 エスエムビーシー資産管理サービス株式会社(当行の100%出資子会社)との合併

4 転換社債の普通株式への転換

5 優先株式の普通株式への転換

6 管理営業を当行の完全親会社である株式会社三井住友フィナンシャルグループに承継させる会社分割を行うことによる資本金の減少

7 エスエムビーシー信用保証株式会社を完全子会社とする株式交換を行うことによる資本準備金の増加

8 有償第三者割当　普通株式　発行価額　331円　資本組入額　166円

9 有償第三者割当　普通株式　発行価額　312円　資本組入額　156円

(4) 【所有者別状況】

① 普通株式

(平成18年3月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	—	—	1	—	—	—	1	—
所有株式数(株)	—	—	—	55,212,947	—	—	—	55,212,947	—
所有株式数の割合(%)	—	—	—	100.00	—	—	—	100.00	—

② 第一種優先株式

(平成18年3月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	—	—	1	—	—	—	1	—
所有株式数(株)	—	—	—	35,000	—	—	—	35,000	—
所有株式数の割合(%)	—	—	—	100.00	—	—	—	100.00	—

③ 第二種優先株式

(平成18年3月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	—	—	1	—	—	—	1	—
所有株式数(株)	—	—	—	100,000	—	—	—	100,000	—
所有株式数の割合(%)	—	—	—	100.00	—	—	—	100.00	—

④ 第三種優先株式

(平成18年3月31日現在)

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数(人)	—	—	—	1	—	—	—	1	—
所有株式数(株)	—	—	—	695,000	—	—	—	695,000	—
所有株式数の割合(%)	—	—	—	100.00	—	—	—	100.00	—

⑤　第１回第六種優先株式

（平成18年３月31日現在）

区分	株式の状況								端株の状況
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	—	—	—	1	—	—	—	1	—
所有株式数（株）	—	—	—	70,001	—	—	—	70,001	—
所有株式数の割合（％）	—	—	—	100.00	—	—	—	100.00	—

(5)　【大株主の状況】

①　普通株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	55,212,947	100.00
計	—	55,212,947	100.00

②　第一種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	35,000	100.00
計	—	35,000	100.00

③　第二種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	100,000	100.00
計	—	100,000	100.00

④　第三種優先株式

（平成18年３月31日現在）

氏名又は名称	住所	所有株式数（株）	発行済株式総数に対する所有株式数の割合（％）
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	695,000	100.00
計	—	695,000	100.00

⑤ 第１回第六種優先株式

(平成18年３月31日現在)

氏名又は名称	住所	所有株式数(株)	発行済株式総数に対する所有株式数の割合(%)
株式会社三井住友フィナンシャルグループ	東京都千代田区有楽町一丁目１番２号	70,001	100.00
計	―	70,001	100.00

(6) 【議決権の状況】

① 【発行済株式】

(平成18年３月31日現在)

区分	株式数(株)	議決権の数(個)	内容
無議決権株式	優先株式 900,001	―	(1)株式の総数等②発行済株式参照
議決権制限株式(自己株式等)	―	―	―
議決権制限株式(その他)	―	―	―
完全議決権株式(自己株式等)	―	―	―
完全議決権株式(その他)	普通株式 55,212,947	55,212,947	―
端株	―	―	(注)
発行済株式総数	56,112,948	―	―
総株主の議決権	―	55,212,947	―

(注) 「１株に満たない端数を端株として端株原簿に記載または記録しない。」旨定款に定めております。
なお、平成18年６月29日開催の定時株主総会において定款の一部変更が行われ、当該定めは削除されました。

② 【自己株式等】

該当ありません。

(7) 【ストックオプション制度の内容】

該当ありません。

2 【自己株式の取得等の状況】

(1) 【定時総会決議又は取締役会決議による自己株式の買受け等の状況】

① 【前決議期間における自己株式の取得等の状況】

【株式の種類】　優先株式

イ 【定時総会決議による買受けの状況】

(平成18年６月29日現在)

区分	株式の種類	株式数(株)	価額の総額(円)
定時株主総会での決議状況 (平成17年６月29日決議)	第一種優先株式	上限　35,000	上限　300,000,000,000
	第二種優先株式	上限　100,000	上限　300,000,000,000
	第三種優先株式	上限　695,000	上限　300,000,000,000
	―	合算上限　830,000	合算上限　300,000,000,000
前決議期間における 取得自己株式	第一種優先株式	―	―
	第二種優先株式	―	―
	第三種優先株式	―	―
	―	―	―
残存授権株式の総数及び 価額の総額	第一種優先株式	上限　35,000	上限　300,000,000,000
	第二種優先株式	上限　100,000	上限　300,000,000,000
	第三種優先株式	上限　695,000	上限　300,000,000,000
	―	合算上限　830,000	合算上限　300,000,000,000
未行使割合(%)	第一種優先株式	100.00	100.00
	第二種優先株式	100.00	100.00
	第三種優先株式	100.00	100.00
	―	100.00	100.00

(注) 1　完全親会社である株式会社三井住友フィナンシャルグループから取得するものとしております。

2　経済情勢及び市場動向等の経営環境を総合的に勘案した結果、未行使割合は上記の通りとなっております。

3　当該授権株式数を前定時株主総会終結日現在の各種優先株式の発行済株式総数で除した割合は92.22%であります。

ロ 【子会社からの買受けの状況】

(平成18年６月29日現在)

区分	株式の種類	株式数(株)	価額の総額(円)
取締役会での決議状況 (―年―月―日決議)	―	―	―
前決議期間における 取得自己株式	―	―	―
残存決議株式数及び 価額の総額	―	―	―
未行使割合(%)	―	―	―

ハ 【取締役会決議による買受けの状況】

(平成18年6月29日現在)

区分	株式の種類	株式数(株)	価額の総額(円)
取締役会での決議状況 (—年—月—日決議)	—	—	—
前決議期間における 取得自己株式	—	—	—
残存決議株式数及び 価額の総額	—	—	—
未行使割合(%)	—	—	—

ニ 【取得自己株式の処理状況】

(平成18年6月29日現在)

区分	株式の種類	処分、消却又は 移転株式数(株)	処分価額の総額(円)
新株発行に関する手続きを準用する 処分を行った取得自己株式	—	—	—
消却の処分を行った取得自己株式	—	—	—
合併、株式交換、会社分割に係る 取得自己株式の移転	—	—	—

ホ 【自己株式の保有状況】

(平成18年6月29日現在)

区分	株式の種類	株式数(株)
保有自己株式数	第一種優先株式	35,000
	第二種優先株式	33,000

② 【当定時株主総会における自己株式取得に係る決議状況】

(平成18年6月29日現在)

区分	株式の種類	株式数(株)	価額の総額(円)
自己株式取得に係る決議	普通株式	上限 2,500,000	上限 400,000,000,000
	第二種優先株式	上限 67,000	上限 400,000,000,000
	第三種優先株式	上限 695,000	上限 400,000,000,000
	—	合算上限 3,262,000	合算上限 400,000,000,000

(注) 1 自己株式を取得することができる期間は、平成18年8月11日から平成19年5月31日までとしております。

2 当該授権株式数のうち、普通株式の授権株式数を当定時株主総会終結日現在の発行済普通株式数で除した割合は4.51%、優先株式の授権株式数を当定時株主総会終結日現在の各種優先株式の発行済株式総数で除した割合は84.66%であります。

なお、当定時株主総会終結日現在の発行済普通株式数並びに各種優先株式の発行済株式総数には、平成18年6月1日から当定時株主総会終結日までの優先株式に係る取得請求権の行使による株式数の増減は含まれておりません。

3 【配当政策】

当行は、銀行業の公共性に鑑み、健全経営確保の観点から内部留保の充実に留意しつつ、完全親会社である株式会社三井住友フィナンシャルグループの経営方針に従って、同社に対して配当を行っております。

当事業年度は、株式会社三井住友フィナンシャルグループの財務基盤強化の観点から、普通株式の期末配当を１株当たり5,434円(配当金額300,027百万円)といたしました。なお、普通株式の中間配当金として１株当たり280円(配当金額15,459百万円)、各種優先株式の中間配当金としてそれぞれ所定の年間配当額(18,934百万円)を支払っております。

(注)　当事業年度の中間配当に関する取締役会決議日　平成18年３月30日(中間配当基準日　毎年12月31日)

4 【株価の推移】

(1) 普通株式

当株式は証券取引所に上場されておりません。

(2) 優先株式

各種優先株式は、いずれも証券取引所に上場されておりません。

5 【役員の状況】

(平成18年6月30日現在)

役名及び職名	氏名	生年月日	略歴		所有株式数(株)
取締役会長 (代表取締役)	北　山　禎　介	昭和21年10月26日生	昭和44年4月 平成9年6月 平成11年6月 平成11年6月 平成12年4月 平成12年6月 平成13年4月 平成15年3月 平成15年6月 平成16年4月 平成16年6月 平成16年6月 平成17年6月	株式会社三井銀行入行 株式会社さくら銀行取締役 同取締役辞任 同執行役員 同常務執行役員 同常務取締役兼常務執行役員 株式会社三井住友銀行常務取締役兼常務執行役員 株式会社三井住友銀行(旧商号株式会社わかしお銀行)常務取締役兼常務執行役員 株式会社三井住友フィナンシャルグループ専務執行役員 株式会社三井住友銀行専務取締役兼専務執行役員 株式会社三井住友フィナンシャルグループ副社長執行役員 株式会社三井住友銀行取締役辞任 株式会社三井住友フィナンシャルグループ取締役副社長 同取締役社長(現職) 株式会社三井住友銀行取締役会長(現職)	―
頭取 (代表取締役) 兼 最高執行役員	奥　　　正　之	昭和19年12月2日生	昭和43年4月 平成6年6月 平成10年11月 平成11年6月 平成13年1月 平成13年4月 平成14年12月 平成14年12月 平成15年6月 平成17年6月	株式会社住友銀行入行 同取締役 同常務取締役 同常務取締役兼常務執行役員 同専務取締役兼専務執行役員 株式会社三井住友銀行専務取締役兼専務執行役員 同取締役辞任 株式会社三井住友フィナンシャルグループ専務取締役 同取締役退任 株式会社三井住友銀行副頭取兼副頭取執行役員 株式会社三井住友フィナンシャルグループ取締役会長(現職) 株式会社三井住友銀行頭取兼最高執行役員(現職)	―
取締役 (代表取締役) 兼 副頭取執行役員	平　澤　正　英	昭和22年9月15日生	昭和45年4月 平成9年6月 平成11年6月 平成11年6月 平成13年1月 平成13年4月 平成14年12月 平成15年3月 平成15年6月 平成16年4月 平成17年6月 平成18年4月	株式会社住友銀行入行 同取締役 同取締役辞任 同執行役員 同常務執行役員 株式会社三井住友銀行常務執行役員 株式会社三井住友フィナンシャルグループ総務部長 株式会社三井住友銀行(旧商号株式会社わかしお銀行)常務執行役員 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行常務取締役兼常務執行役員 同専務取締役兼専務執行役員 同副頭取兼副頭取執行役員 同取締役兼副頭取執行役員(現職)	―

役名及び職名	氏名	生年月日	略歴		所有株式数(株)
取締役(代表取締役)兼副頭取執行役員	矢　作　光　明	昭和23年３月３日生	昭和45年４月	株式会社三井銀行入行	―
			平成10年６月	株式会社さくら銀行取締役	
			平成11年６月	同取締役辞任	
			平成11年６月	同執行役員	
			平成13年４月	株式会社三井住友銀行常務執行役員	
			平成15年３月	株式会社三井住友銀行(旧商号株式会社わかしお銀行)常務執行役員	
			平成15年６月	株式会社三井住友フィナンシャルグループ取締役	
				株式会社三井住友銀行常務取締役兼常務執行役員	
			平成16年４月	同専務取締役兼専務執行役員	
			平成17年６月	同副頭取兼副頭取執行役員	
			平成17年６月	株式会社三井住友フィナンシャルグループ取締役退任	
			平成18年４月	株式会社三井住友銀行取締役兼副頭取執行役員(現職)	
取締役(代表取締役)兼副頭取執行役員	中　野　健二郎	昭和22年８月13日生	昭和46年４月	株式会社住友銀行入行	―
			平成10年６月	同取締役	
			平成11年６月	同取締役辞任	
			平成11年６月	同執行役員	
			平成13年４月	株式会社三井住友銀行執行役員	
			平成14年６月	同常務執行役員	
			平成15年３月	株式会社三井住友銀行(旧商号株式会社わかしお銀行)常務執行役員	
			平成16年４月	同常務取締役兼常務執行役員	
			平成17年６月	同専務取締役兼専務執行役員	
			平成18年４月	同取締役兼副頭取執行役員(現職)	
取締役(代表取締役)兼専務執行役員	相　京　重　信	昭和24年10月１日生	昭和47年４月	株式会社住友銀行入行	―
			平成11年６月	同執行役員	
			平成13年４月	株式会社三井住友銀行執行役員	
			平成15年３月	株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員	
			平成15年６月	同常務執行役員	
			平成17年６月	同常務取締役兼常務執行役員	
			平成18年４月	株式会社三井住友フィナンシャルグループ専務執行役員(現職)	
				株式会社三井住友銀行取締役兼専務執行役員(現職)	
取締役(代表取締役)兼専務執行役員	遠　藤　　　修	昭和24年12月１日生	昭和47年４月	株式会社三井銀行入行	―
			平成12年４月	株式会社さくら銀行執行役員	
			平成13年４月	株式会社三井住友銀行執行役員	
			平成15年３月	株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員	
			平成15年６月	同常務執行役員	
			平成17年６月	同常務取締役兼常務執行役員	
			平成18年４月	株式会社三井住友フィナンシャルグループ専務執行役員	
				株式会社三井住友銀行取締役兼専務執行役員(現職)	
			平成18年６月	株式会社三井住友フィナンシャルグループ取締役(現職)	

役名及び職名	氏名	生年月日	略歴		所有株式数(株)
取締役 (代表取締役) 兼 専務執行役員	東　　俊太郎	昭和24年６月27日生	昭和47年４月 平成11年６月 平成13年４月 平成15年３月 平成15年６月 平成18年４月 平成18年４月 平成18年４月	株式会社住友銀行入行 同執行役員 株式会社三井住友銀行執行役員 株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員 同常務執行役員 同専務執行役員欧州本部長委嘱 同専務執行役員アジア本部長委嘱 同取締役兼専務執行役員アジア本部長委嘱(現職)	―
取締役 兼 専務執行役員	尾野俊二	昭和25年６月28日生	昭和48年４月 平成13年４月 平成14年６月 平成14年６月 平成15年３月 平成17年６月 平成18年４月	株式会社神戸銀行入行 株式会社三井住友銀行姫路法人営業部長 同公共法人営業部長 同執行役員 株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員 同常務執行役員 同取締役兼専務執行役員(現職)	―
取締役 兼 専務執行役員	種橋潤治	昭和25年７月22日生	昭和48年４月 平成13年４月 平成14年６月 平成14年６月 平成14年12月 平成15年３月 平成16年１月 平成16年６月 平成17年６月 平成18年４月	株式会社住友銀行入行 株式会社三井住友銀行財務企画部長 同経営企画部長 同執行役員 株式会社三井住友フィナンシャルグループ企画部長 株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員 同常務執行役員 株式会社三井住友フィナンシャルグループ常務執行役員 同取締役(現職) 株式会社三井住友銀行取締役兼専務執行役員(現職)	―
取締役 兼 専務執行役員	津末博澄	昭和23年10月19日生	昭和48年４月 平成13年４月 平成15年３月 平成15年６月 平成18年４月	株式会社三井銀行入行 株式会社三井住友銀行執行役員 株式会社三井住友銀行(旧商号株式会社わかしお銀行)執行役員 同常務執行役員 株式会社三井住友フィナンシャルグループ専務執行役員(現職) 株式会社三井住友銀行取締役兼専務執行役員(現職)	―
取締役	山内悦嗣	昭和12年６月30日生	昭和37年12月 昭和61年９月 平成３年10月 平成５年10月 平成11年５月 平成11年６月 平成11年６月 平成13年４月 平成14年12月 平成14年12月 平成17年６月	アーサーアンダーセン入社 同社日本代表 英和監査法人　統括代表 井上斎藤英和監査法人　理事長 朝日監査法人　専務理事 アーサーアンダーセン　日本副代表 朝日監査法人　専務理事退任 同社退職 アーサーアンダーセン退職 株式会社住友銀行取締役 株式会社三井住友銀行取締役 同取締役辞任 株式会社三井住友フィナンシャルグループ取締役(現職) 株式会社三井住友銀行取締役(現職)	―

役名及び職名	氏名	生年月日	略歴		所有株式数(株)
取締役	山　川　洋一郎	昭和16年７月21日生	昭和41年４月 昭和54年４月 (昭和59年４月) 平成３年９月 平成４年10月 平成13年６月 平成14年12月 平成14年12月 平成17年６月	弁護士登録(現職) 古賀・吉川・山川・中川法律事務所パートナー (現職) (上記事務所の名称を「古賀総合法律事務所」 と改称) ミシガン大学ロースクール客員教授 同大学ロースクール客員教授退任 株式会社三井住友銀行取締役 同取締役辞任 株式会社三井住友フィナンシャルグループ取締 役(現職) 株式会社三井住友銀行取締役(現職)	―
取締役	横　山　禎　徳	昭和17年９月16日生	昭和41年４月 昭和48年９月 昭和50年９月 昭和62年７月 平成14年６月 平成14年６月 平成15年４月 平成18年６月	前川國男建築設計事務所入所 デイビス・ブロディ　アンド　アソシエーツ入 所 マッキンゼー・アンド・カンパニー・インク入 社 同社ディレクター(シニア・パートナー) 同社退職 オリックス株式会社取締役(現職) 株式会社産業再生機構監査役(現職) 株式会社三井住友フィナンシャルグループ取締 役(現職) 株式会社三井住友銀行取締役(現職)	―
常任監査役	松　本　龍　昌	昭和27年11月13日生	昭和50年４月 平成13年４月 平成14年６月 平成15年３月 平成16年４月 平成16年６月	株式会社住友銀行入行 株式会社三井住友銀行本店営業第五部長 同人形町法人営業部長 株式会社三井住友銀行(旧商号株式会社わかし お銀行)人形町法人営業部長 同業務監査部上席考査役 同常任監査役(現職)	―
常任監査役	神　谷　敬　三	昭和28年５月16日生	昭和51年４月 平成13年４月 平成14年４月 平成14年６月 平成15年３月 平成16年４月 平成18年４月 平成18年６月	株式会社住友銀行入行 株式会社三井住友銀行大森西口法人営業部長兼 大森西口ビジネスサポートプラザ部長 同大森西口法人営業部長 同融資管理部長 株式会社三井住友銀行(旧商号株式会社わかし お銀行)融資管理部長 株式会社三井住友フィナンシャルグループ監査 部長 株式会社三井住友銀行本店上席調査役 株式会社三井住友フィナンシャルグループ監査 部部付部長 株式会社三井住友銀行常任監査役(現職)	―
監査役	大　西　勝　也	昭和３年９月10日生	昭和28年４月 昭和63年２月 平成元年11月 平成３年５月 平成10年９月 平成10年11月 平成12年６月 平成13年４月 平成14年12月 平成15年３月	京都地方裁判所判事補任官 最高裁判所事務総長 東京高等裁判所長官 最高裁判所判事 退官 弁護士登録(現職) 株式会社住友銀行監査役 株式会社三井住友銀行監査役 株式会社三井住友フィナンシャルグループ監査 役(現職) 株式会社三井住友銀行(旧商号株式会社わかし お銀行)監査役(現職)	―

役名及び職名	氏名	生年月日	略歴		所有株式数(株)
監査役	荒　木　　　浩	昭和６年４月18日生	昭和29年４月 平成５年６月 平成11年６月 平成14年９月 平成16年６月 平成18年６月	東京電力株式会社入社 同社取締役社長 同社取締役会長 同社顧問(現職) 株式会社三井住友フィナンシャルグループ監査役(現職) 株式会社三井住友銀行監査役(現職)	―
監査役	宇　野　郁　夫	昭和10年１月４日生	昭和34年３月 平成９年４月 平成17年４月 平成17年６月 平成18年６月	日本生命保険相互会社入社 同社代表取締役社長 同社代表取締役会長(現職) 株式会社三井住友フィナンシャルグループ監査役(現職) 株式会社三井住友銀行監査役(現職)	―
監査役	楠　　　守　雄	昭和21年11月４日生	昭和45年４月 平成10年６月 平成11年６月 平成11年６月 平成12年４月 平成13年４月 平成15年３月 平成15年６月 平成16年４月 平成17年６月 平成18年６月	株式会社神戸銀行入行 株式会社さくら銀行取締役 同取締役辞任 同執行役員 同常務執行役員 株式会社三井住友銀行常務執行役員 株式会社三井住友銀行(旧商号株式会社わかしお銀行)常務執行役員 同常務取締役兼常務執行役員 同専務取締役兼専務執行役員 同取締役退任 株式会社三井住友フィナンシャルグループ取締役副社長 同取締役辞任 同常任監査役(現職) 株式会社三井住友銀行監査役(現職)	―
計					―

(注) 1　取締役　山内悦嗣、同　山川洋一郎、同　横山禎徳の３氏は、会社法第２条第15号に定める社外取締役であります。

2　監査役　大西勝也、同　荒木　浩、同　宇野郁夫の３氏は、会社法第２条第16号に定める社外監査役であります。

3　当行は執行役員制度を導入しております。平成18年６月30日現在の執行役員(取締役を兼務する執行役員を除く。)の構成は以下のとおりであります。

常務執行役員　　14名
執行役員　　　　45名

６【コーポレート・ガバナンスの状況】

(1) コーポレート・ガバナンスに関する基本的な考え方

当行では、「経営理念」を当行の経営における普遍的な考え方として定め、企業活動を行う上での拠りどころと位置づけております。経営理念に掲げる考え方を実現するために、コーポレート・ガバナンスの強化・充実を経営上の最優先課題の一つと考えております。

＜経営理念＞

○お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

○事業の発展を通じて、株主価値の永続的な増大を図る。

○勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

経営理念に掲げる考え方について、行内での共有を図るべく、業務全般に亘る行動指針である「行動規範」を経営理念に基づき定め、当行の全役職員に周知・浸透を図っております。

＜行動規範＞

○株主価値の増大に努めると同時に、顧客、社員等のステークホルダーとの健全な関係を保つ。信用を重んじ、法律、規則を遵守し、高い倫理観を持ち、公正かつ誠実に行動する。

○知識、技能、知恵の継続的な獲得・更新を行い、同時にあらゆる面における生産性向上に注力し、他より優れた金融サービスを競争力ある価格で提供する。

○お客さま一人一人の理解に努め、変化するニーズに合った価値を提供することにより、グローバルに通用するトップブランドを構築する。

○「選択と集中」を実践し、戦略による差別化を図る。経営資源の戦略的投入により、自ら選別した市場においてトッププレイヤーとなる。

○先進性と独創性を尊び積極果敢に行動し、経営のあらゆる面で常に他に先行することにより、時間的な差別化を図る。

○多様な価値観を包含する合理性と市場原理に立脚した強い組織を作る。意思決定を迅速化し、業務遂行力を高めるために、厳格なリスクマネジメントの下、権限委譲を進める。

○能力と成果を重視する客観的な評価・報酬制度の下で、高い目標に取り組んでいくことにより、事業も社員も成長を目指す。

(2) コーポレート・ガバナンス体制

(役員の状況)

当行では監査役制度を採用しております。

役員は取締役14名、監査役６名の体制となっており、このうち取締役３名、監査役３名は社外からの選任であります(平成18年６月末現在)。

社外取締役には、当行の業務執行に関し、適法性・妥当性確保の観点から専門家(公認会計士・弁護士・経営コンサルタント経験者)を選任しております。

また、当行では、「業務執行機能」と「監督機能」を分離して経営の透明性と健全性を高める観点から執行役員制度を採用、取締役会が選任した執行役員69名が業務を執行し、取締役会は主としてその監督にあたる体制としております(平成18年６月末現在)。

さらに、三井住友フィナンシャルグループが持株会社として、当行の経営管理にあたっております。

(取締役会・監査役)

取締役会は原則として月１回開催されておりますが、取締役会の議長には取締役会長が就任、業務全般を統括する頭取との分担を図っております。

なお、取締役会長は執行役員を兼務せず、主として業務執行の監督にあたっております。

監査役は、取締役会をはじめとした当行の重要な会議に出席し、取締役等から営業の報告を受けるとともに、重要な決裁書類等の閲覧、内部監査部署や子会社、会計監査人からの報告聴取等を通じて、当行・子会社の業務執行状況の監査を実施しております。当行及び三井住友フィナンシャルグループは、監査役による監督・監視機能を重視しており、役付取締役経験者を監査役に選任しているほか、監査役から経営者への提言等を含めた意見交換を定期的に開催するなど、監査役監査の実効性向上を図っております。

(業務執行)

業務執行については、取締役会において選任された69名の執行役員がこれを担当しております(うち10名は取締役を兼務)。

当行の業務執行に関する最高意思決定機関としては、取締役会の下に「経営会議」を設置しております。同会議は頭取が主宰し、頭取が指名する執行役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、経営会議を構成する役員間で行った協議を踏まえて採否を決定したうえで執行しております。さらに、経営会議の一部として「内部監査会議」を設置し、経営会議を構成する役員に内部監査部署の長を加え、監査に関する事項の協議を行っております。

(3) 内部統制システム

当行では、健全な経営を堅持していくために、内部監査体制、コンプライアンス体制、リスク管理体制等、内部統制システムの整備による磐石な経営体制の構築を重要な経営課題と位置づけ、取り組んでおります。

(内部監査体制)

当行は、業務ラインから独立した「業務監査部門」を設置しております。業務監査部門は、業務監査部及び資産監査部で構成されております。

業務監査部及び資産監査部は、当行の業務運営の適切性や資産の健全性の確保を目的として、内部監査に関する国際的な団体である内部監査人協会(注)の基準等に則った手続により内部監査を実施し、コンプライアンスやリスク管理を含む内部管理態勢の適切性・有効性を検証しております。また、グループ各社に対する監査や各社の内部監査実施状況のモニタリングを通じ、各社の内部管理態勢の検証を行っております。これらの監査結果については、取締役会、内部監査会議、及び三井住友フィナンシャルグループ取締役会、同監査委員会に対して定例的に報告を行っております。

また、監査役、業務監査部門及び会計監査人は、必要に応じて情報交換を行うことにより、適切な監査を行うための連携強化に努めております。

平成18年3月末現在の人員は、業務監査部317名(資産監査部との兼務者2名及び株式会社三井住友フィナンシャルグループ監査部との兼務者8名を含む)、資産監査部50名(業務監査部との兼務者2名を含む)となっております。

(注) 内部監査人協会(The Institute of Internal Auditors, Inc.(IIA))
内部監査人協会とは、内部監査人の専門性向上と職業的地位確立を目指し、1941年に米国で設立された団体です。内部監査に関する理論・実務の研究を行っている他、内部監査の国際的資格である「公認内部監査人(CIA)」の試験開催及び認定を行っています。

(会計監査の状況)

当行はあずさ監査法人との間で監査契約を締結し、会計監査を受けております。当期において業務を執行した公認会計士の氏名及び会計監査業務に係る補助者の構成は以下のとおりであります。なお、継続監査年数については7年以内であるため、記載を省略しております。

業務を執行した公認会計士の氏名

指定社員　業務執行社員　　佐藤正典、沼野廣志、髙波博之

会計監査業務に係る補助者の構成

公認会計士　17名、会計士補　16名

(コンプライアンス)

当行は、コンプライアンス体制の強化を経営の最重要課題の一つと位置づけ、健全かつ適切な業務運営を確保する観点から、コンプライアンス体制を整備しております。

取締役会・経営会議では、コンプライアンスに関する重要な事項の決定を行うとともに、関連施策の進捗を把握し、必要に応じて、適宜指示を行っております。

また、コンプライアンス担当役員、関連部長のほか、諮問委員として外部有識者が参加する「コンプライアンス委員会」を設置し、当行のコンプライアンス強化等に関する事項を審議しております。

その他、当行では、企業としての自浄作用を高めるとともに、通報者の保護を図ることを目的として、内部通報制度を設けております。本制度は、当行役職員による法令や内部規程への違反の事態について、従業員からの直接の通報を受け付け、問題の端緒を速やかに把握し、拡大の未然防止を図ることを狙いとするもので、通報受付窓口として、行内部署に加え外部弁護士も対応しております。

(リスク管理)

当行は、親会社である三井住友フィナンシャルグループの定める「グループ全体のリスク管理の基本方針」を踏まえ、リスク管理体制を構築しております。

当行として管理すべき各リスクについては、リスク管理担当部署を定め、リスクカテゴリー毎にその特性に応じた管理を実施するとともに、これらのリスクを総合的に管理する観点から、各業務部門から独立した「統合リスク管理部」を設置し、経営企画部とともに各リスクの網羅的、体系的な管理を行っています。

また、当行のリスク管理の基本方針は経営会議で決裁のうえ、取締役会の承認を得るというプロセスをたどり、こうして承認された基本方針に基づいてリスク管理を行います。

(ＣＳＲへの取組み)

当行は、ＣＳＲへの取組みを強化するため、「ＣＳＲ委員会」を設置するほか、経営企画部内に「ＣＳＲ室」を設置しております。ＣＳＲ委員会では、経営企画部担当役員を委員長として、社会貢献、環境活動を含む、当行全体のＣＳＲ活動に関する事項を協議しております。

また、当行では、ＣＳＲの基本方針として、「ＣＳＲの定義」及び「ＣＳＲの共通理念」を以下のとおり定めております。

＜ＣＳＲの定義＞

「事業を遂行する中で、①お客さま、②株主・市場、③社会・環境、④従業員に、より高い価値を提供することを通じて、社会全体の持続的な発展に貢献していくこと」

＜ＣＳＲの共通理念＝「ビジネス・エシックス」＞

○お客様本位の徹底

私たちは、お客様に支持される企業集団を目指します。そのために、常にお客様のニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客様の満足と信頼を獲得します。

○健全経営の堅持

私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。そのために、株主、お客様、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

○社会発展への貢献

私たちは、社会の健全な発展に貢献する企業集団を目指します。そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

○自由闊達な企業風土

私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

○コンプライアンス

私たちは、常にコンプライアンスを意識する企業集団を目指します。そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックス(企業倫理)を意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

(情報開示)

当行は、適時適切な情報開示を実施するため、「情報開示委員会」を設置しております。情報開示委員会では、財務企画部担当役員を委員長として、情報開示に係る内容の適正性及び内部統制の有効性・改善策に関する事項を協議しております。

なお、当行は、コンプライアンスやＣＳ・品質管理等に関する諸施策について審議する場として、「業務管理委員会」の設置を決定しており、客観性確保の観点から、外部有識者及び社外取締役が過半数を占める構成としております。審議結果は、当行及び三井住友フィナンシャルグループの取締役会へ報告し、コンプライアンスやＣＳ・品質向上の施策に反映する体制としております。

(4) 会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

社外取締役である山内悦嗣氏は公認会計士であり、また同じく社外取締役である山川洋一郎氏は弁護士であり、ともに当行との間に特別な利害関係はございません。

社外取締役である横山禎徳氏は、当行との間に特別な利害関係はございません。

社外監査役である大西勝也氏は弁護士であり、当行との間に特別な利害関係はございません。

社外監査役である荒木浩氏は東京電力株式会社の顧問であり、社外監査役である宇野郁夫氏は日本生命保険相互会社の取締役会長でありますが、いずれも当行との間に特別な利害関係はございません。

なお、当行は、東京電力株式会社及び日本生命保険相互会社と通常の営業取引がございます。



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取締役会（14名）
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（平成18年６月末現在）

(5) 役員報酬の内容

当事業年度における当行の取締役及び監査役に対する役員報酬は、次のとおりであります。

① 取締役に対する報酬

248百万円

② 監査役に対する報酬

64百万円

(6) 監査報酬の内容

当行の会計監査人であるあずさ監査法人に対する当行及び連結子会社の報酬は、次のとおりであります。

① 公認会計士法（昭和23年法律第103号）第２条第１項に規定する業務に基づく報酬

412百万円

② 上記以外の業務に基づく報酬

76百万円

第５ 【経理の状況】

(1) 当行の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」(昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

なお、前連結会計年度(自平成16年４月１日　至平成17年３月31日)は「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年１月30日内閣府令第５号)附則第２項のただし書きにより、改正前の連結財務諸表規則及び銀行法施行規則に基づき作成し、当連結会計年度(自平成17年４月１日　至平成18年３月31日)は改正後の連結財務諸表規則及び銀行法施行規則に基づき作成しております。

(2) 当行の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」(昭和38年大蔵省令第59号。以下「財務諸表等規則」という。)に基づいて作成しておりますが、資産及び負債の分類並びに収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。

なお、前事業年度(自平成16年４月１日　至平成17年３月31日)は「財務諸表等の用語、様式及び作成方法に関する規則等の一部を改正する内閣府令」(平成16年１月30日内閣府令第５号)附則第２項のただし書きにより、改正前の財務諸表等規則及び銀行法施行規則に基づき作成し、当事業年度(自平成17年４月１日　至平成18年３月31日)は改正後の財務諸表等規則及び銀行法施行規則に基づき作成しております。

(3) 連結財務諸表及び財務諸表その他の事項の金額については、百万円未満を切り捨てて表示しております。

(4) 前連結会計年度及び当連結会計年度の連結財務諸表並びに前事業年度及び当事業年度の財務諸表は、証券取引法第193条の２の規定に基づき、あずさ監査法人の監査証明を受けております。

1 【連結財務諸表等】

(1) 【連結財務諸表】

① 【連結貸借対照表】

		前連結会計年度 (平成17年３月31日現在)		当連結会計年度 (平成18年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(資産の部)					
現金預け金	※８	4,985,564	5.11	7,101,693	6.80
コールローン及び買入手形		1,004,512	1.03	651,905	0.63
買現先勘定		124,856	0.13	117,474	0.11
債券貸借取引支払保証金		568,340	0.58	1,956,650	1.87
買入金銭債権		606,032	0.62	633,760	0.61
特定取引資産	※８	3,769,073	3.87	4,079,106	3.91
金銭の信託		3,832	0.00	2,912	0.00
有価証券	※1,2,8	24,018,612	24.64	25,233,716	24.17
貸出金	※3,4,5,6,7,8,9	55,148,929	56.58	57,440,761	55.01
外国為替	※７	895,586	0.92	947,744	0.91
その他資産	※8,10	1,801,341	1.85	1,935,804	1.85
動産不動産	※8,11,12,13	753,295	0.77	724,962	0.69
リース資産	※12	26,736	0.03	27,314	0.03
繰延税金資産		1,550,213	1.59	1,017,316	0.97
支払承諾見返		3,461,263	3.55	3,553,696	3.40
貸倒引当金		△1,239,882	△1.27	△1,006,223	△0.96
資産の部合計		97,478,308	100.00	104,418,597	100.00

		前連結会計年度 (平成17年３月31日現在)		当連結会計年度 (平成18年３月31日現在)	
区分	注記 番号	金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)
(負債の部)					
預金	※８	68,508,871	70.28	70,864,186	67.87
譲渡性預金		2,760,770	2.83	3,273,643	3.13
コールマネー及び売渡手形	※８	4,971,462	5.10	8,016,410	7.68
売現先勘定	※８	405,671	0.42	396,205	0.38
債券貸借取引受入担保金	※８	3,868,001	3.97	2,747,125	2.63
コマーシャル・ペーパー		4,500	0.01	—	—
特定取引負債	※８	2,110,473	2.17	2,909,239	2.79
借用金	※7, 8,14	1,016,438	1.04	933,567	0.89
外国為替		478,482	0.49	447,722	0.43
短期社債		—	—	4,000	0.00
社債	※15	4,196,483	4.31	4,076,317	3.90
信託勘定借		50,457	0.05	318,597	0.31
その他負債	※８	1,798,047	1.84	2,056,102	1.97
賞与引当金		17,879	0.02	19,033	0.02
退職給付引当金		23,235	0.02	23,617	0.02
日本国際博覧会出展引当金		231	0.00	—	—
特別法上の引当金		1,093	0.00	1,141	0.00
繰延税金負債		45,086	0.05	48,413	0.05
再評価に係る繰延税金負債	※11	90,994	0.09	50,133	0.05
支払承諾	※８	3,461,263	3.55	3,553,696	3.40
負債の部合計		93,809,446	96.24	99,739,154	95.52
(少数株主持分)					
少数株主持分		1,034,950	1.06	1,081,148	1.03
(資本の部)					
資本金	※16	664,986	0.68	664,986	0.64
資本剰余金		1,603,512	1.64	1,603,512	1.53
利益剰余金		△6,281	△0.01	542,551	0.52
土地再評価差額金	※11	57,772	0.06	38,080	0.04
その他有価証券評価差額金		394,973	0.41	793,731	0.76
為替換算調整勘定		△81,050	△0.08	△44,568	△0.04
資本の部合計		2,633,912	2.70	3,598,294	3.45
負債、少数株主持分及び 資本の部合計		97,478,308	100.00	104,418,597	100.00

② 【連結損益計算書】

		前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)		当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
経常収益		2,691,357	100.00	2,750,274	100.00
資金運用収益		1,490,519		1,630,309	
貸出金利息		1,113,294		1,182,668	
有価証券利息配当金		256,520		317,356	
コールローン利息及び買入手形利息		7,095		14,330	
買現先利息		3,163		6,767	
債券貸借取引受入利息		185		613	
預け金利息		36,183		59,867	
その他の受入利息		74,076		48,706	
信託報酬		2,609		8,626	
役務取引等収益		511,824		604,859	
特定取引収益		144,587		32,807	
その他業務収益		312,852		360,246	
リース料収入		12,516		11,771	
割賦売上高		3,688		4,575	
その他の業務収益		296,646		343,900	
その他経常収益	※1	228,963		113,425	
経常費用		2,791,110	103.71	1,888,212	68.66
資金調達費用		337,855		489,936	
預金利息		131,591		266,739	
譲渡性預金利息		3,726		12,904	
コールマネー利息及び売渡手形利息		3,917		5,969	
売現先利息		3,472		7,447	
債券貸借取引支払利息		51,853		58,292	
コマーシャル・ペーパー利息		1		0	
借用金利息		26,603		21,326	
短期社債利息		0		4	
社債利息		83,443		84,843	
その他の支払利息		33,244		32,408	
役務取引等費用		92,669		97,979	
特定取引費用		199		—	
その他業務費用		172,751		137,538	
賃貸原価		6,879		7,575	
割賦原価		3,364		4,208	
その他の業務費用		162,506		125,754	
営業経費	※2	769,239		767,852	
その他経常費用		1,418,395		394,905	
貸倒引当金繰入額		284,362		160,013	
その他の経常費用	※3	1,134,033		234,891	
経常利益(△は経常損失)		△99,752	△3.71	862,062	31.34
特別利益		7,844	0.29	39,158	1.43
動産不動産処分益		3,952		5,467	
償却債権取立益		759		31,184	
その他の特別利益	※4	3,132		2,507	
特別損失		84,787	3.15	15,162	0.55
動産不動産処分損		67,061		3,441	
減損損失	※6	—		11,649	
証券取引責任準備金繰入額		23		47	
その他の特別損失	※5	17,701		23	
税金等調整前当期純利益 (△は税金等調整前当期純損失)		△176,695	△6.57	886,058	32.22
法人税、住民税及び事業税		16,331	0.61	45,274	1.65
還付法人税等		8,539	0.32	—	—
法人税等調整額		45,261	1.68	219,789	7.99
少数株主利益		49,246	1.83	57,410	2.09
当期純利益(△は当期純損失)		△278,995	△10.37	563,584	20.49

③ 【連結剰余金計算書】

区分	注記番号	前連結会計年度 (自 平成16年４月１日 至 平成17年３月31日) 金額(百万円)	当連結会計年度 (自 平成17年４月１日 至 平成18年３月31日) 金額(百万円)
(資本剰余金の部)			
資本剰余金期首残高		1,298,511	1,603,512
資本剰余金増加高		305,001	―
増資による新株の発行		105,001	―
株式交換に伴う増加高		200,000	―
資本剰余金期末残高		1,603,512	1,603,512
(利益剰余金の部)			
利益剰余金期首残高		519,354	△6,281
利益剰余金増加高		3,817	583,261
当期純利益		―	563,584
持分法適用会社の減少に伴う増加高		1,730	―
土地再評価差額金の取崩に伴う増加高		2,087	19,676
利益剰余金減少高		529,453	34,427
当期純損失		278,995	―
配当金		250,457	34,427
利益剰余金期末残高		△6,281	542,551

④ 【連結キャッシュ・フロー計算書】

		前連結会計年度 （自 平成16年４月１日 至 平成17年３月31日）	当連結会計年度 （自 平成17年４月１日 至 平成18年３月31日）
区分	注記番号	金額(百万円)	金額(百万円)
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益 (△は税金等調整前当期純損失)		△176,695	886,058
動産不動産等減価償却費		64,154	63,098
リース資産減価償却費		7,650	8,275
減損損失		―	11,649
連結調整勘定償却額		1,700	1,023
持分法による投資損益(△)		△3,267	4,852
貸倒引当金の増加額		△127,218	△237,097
賞与引当金の増加額		1,634	1,072
退職給付引当金の増加額		133,186	382
日本国際博覧会出展引当金の増加額		114	△231
資金運用収益		△1,490,519	△1,630,309
資金調達費用		337,855	489,936
有価証券関係損益(△)		104,430	△24,690
金銭の信託の運用損益(△)		△0	△13
為替差損益(△)		△105,518	△175,656
動産不動産処分損益(△)		63,108	△2,025
リース資産処分損益(△)		15	64
特定取引資産の純増(△)減		△468,577	△226,086
特定取引負債の純増減(△)		246,434	747,723
貸出金の純増(△)減		165,383	△2,135,934
預金の純増減(△)		3,111,151	2,206,690
譲渡性預金の純増減(△)		△826,692	509,473
借用金(劣後特約付借入金を除く)の 純増減(△)		△170,730	16,908
有利息預け金の純増(△)減		△247,548	177,300
コールローン等の純増(△)減		△742,518	342,387
債券貸借取引支払保証金の純増(△)減		440,987	△1,388,310
コールマネー等の純増減(△)		△2,013,905	3,027,037
コマーシャル・ペーパーの純増減(△)		1,500	△4,500
債券貸借取引受入担保金の純増減(△)		△2,078,345	△1,120,876
外国為替(資産)の純増(△)減		△151,254	△46,473
外国為替(負債)の純増減(△)		△94,405	△31,381
短期社債(負債)の純増減(△)		―	4,000
普通社債の発行・償還による純増減(△)		127,105	△387,732
信託勘定借の純増減(△)		14,424	268,140
資金運用による収入		1,522,772	1,659,080
資金調達による支出		△323,118	△498,178
取引約定未払金の純増減(△)		△1,020,879	―
その他		△172,334	78,114
小計		△3,869,918	2,593,772
法人税等の支払額		△8,790	△41,693
営業活動によるキャッシュ・フロー		△3,878,709	2,552,078

		前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
区分	注記番号	金額（百万円）	金額（百万円）
Ⅱ　投資活動によるキャッシュ・フロー			
有価証券の取得による支出		△46,300,708	△43,607,669
有価証券の売却による収入		36,119,599	33,080,725
有価証券の償還による収入		13,115,042	10,161,444
金銭の信託の増加による支出		—	△2,851
金銭の信託の減少による収入		0	3,789
動産不動産の取得による支出		△46,016	△30,657
動産不動産の売却による収入		91,201	17,208
リース資産の取得による支出		△11,072	△9,001
リース資産の売却による収入		1,380	789
子会社株式の一部売却による収入		—	4,937
連結範囲の変更を伴う子会社株式の取得による支出		△2,970	—
投資活動によるキャッシュ・フロー		2,966,457	△381,284
Ⅲ　財務活動によるキャッシュ・フロー			
劣後特約付借入による収入		36,000	103,000
劣後特約付借入金の返済による支出		△72,212	△215,884
劣後特約付社債・新株予約権付社債の発行による収入		440,237	431,458
劣後特約付社債・新株予約権付社債の償還による支出		△234,983	△198,800
株式等の発行による収入		210,003	—
連結子会社の株式の発行等による収入		200,000	—
配当金支払額		△250,500	△34,456
少数株主からの払込みによる収入		21,024	11,640
少数株主への配当金支払額		△39,708	△42,598
財務活動によるキャッシュ・フロー		309,860	54,358
Ⅳ　現金及び現金同等物に係る換算差額		△379	3,838
Ⅴ　現金及び現金同等物の増加額		△602,770	2,228,990
Ⅵ　現金及び現金同等物の期首残高		3,525,056	2,926,227
Ⅶ　連結子会社の合併に伴う現金及び現金同等物の増加額		3,941	—
Ⅷ　連結除外に伴う現金及び現金同等物の減少額		—	△0
Ⅸ　現金及び現金同等物の期末残高	※１	2,926,227	5,155,217

連結財務諸表作成のための基本となる重要な事項

	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
1　連結の範囲に関する事項	(1) 連結子会社　121社 主要な連結子会社名は、「第１　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 なお、SMBCファイナンスビジネス・プランニング株式会社他10社は新規設立等により、当連結会計年度より連結子会社としております。 アットローン株式会社はプロミス株式会社の子会社となったため、当連結会計年度より連結子会社から除外し、持分法適用の関連会社としております。 旧株式会社みなとカード他２社は合併等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(1) 連結子会社　113社 主要な連結子会社名は、「第１　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 なお、SMBCキャピタル８号投資事業有限責任組合他３社は新規設立により、当連結会計年度より連結子会社としております。 わかしおオフィスサービス株式会社他11社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。 (2) 非連結子会社 主要な会社名 SBCS Co.,Ltd. 非連結子会社の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
2　持分法の適用に関する事項	(1) 持分法適用の非連結子会社　４社 主要な会社名 SBCS Co.,Ltd. (2) 持分法適用の関連会社　16社 主要な持分法適用の関連会社名は、「第１　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 なお、プロミス株式会社他５社は株式取得等により、当連結会計年度より持分法適用の関連会社としております。 また、ソニー銀行株式会社は議決権の所有割合の低下により、関連会社でなくなったため、当連結会計年度より持分法適用の関連会社から除外しております。	(1) 持分法適用の非連結子会社　３社 主要な会社名 SBCS Co.,Ltd. SBL Holdings Limitedは清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。 (2) 持分法適用の関連会社　27社 主要な持分法適用の関連会社名は、「第１　企業の概況　4　関係会社の状況」に記載しているため省略いたしました。 なお、旧エヌ・アイ・エフベンチャーズ株式会社(エヌ・アイ・エフSMBCベンチャーズ株式会社に商号変更)他13社は株式取得等により、当連結会計年度から持分法適用の関連会社としております。 また、P.T.Perjahl　Leasing Indonesia他２社は株式売却等により、当連結会計年度より持分法適用の関連会社から除外しております。

	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
	(3) 持分法非適用の非連結子会社 主要な会社名 エスアイエス・テクノサービス株式会社 (4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。	(3) 持分法非適用の非連結子会社 主要な会社名 エスアイエス・テクノサービス株式会社 (4) 持分法非適用の関連会社 主要な会社名 Sumitomo Mitsui Asset Management (New York) Inc. 持分法非適用の非連結子会社、関連会社の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。
3　連結子会社の事業年度等に関する事項	(1) 連結子会社の決算日は次のとおりであります。 ９月末日　5社 10月末日　1社 12月末日　52社 １月末日　1社 ３月末日　62社 (2) ９月末日を決算日とする連結子会社は３月末日現在、10月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。	(1) 連結子会社の決算日は次のとおりであります。 ９月末日　5社 10月末日　1社 12月末日　48社 １月末日　1社 ３月末日　58社 当連結会計年度より、海外連結子会社１社において、決算日を従来の12月末日から３月末日に変更しているため、連結財務諸表上、同社の損益は平成17年１月１日から平成18年３月31日までの15ヶ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。 (2) ９月末日を決算日とする連結子会社は、３月末日現在、10月末日を決算日とする連結子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、平成18年１月に設立された12月末日を決算日とする連結子会社については、３月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。 連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
４　会計処理基準に関する事項	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。	(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準 同左
	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。 ②　金銭の信託において信託財産を構成している有価証券の評価は、上記(1)及び(2)①と同じ方法により行っております。	(2) 有価証券の評価基準及び評価方法 ①　有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。 なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 ② 同左

	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
	(3) デリバティブ取引の評価基準及び評価方法 デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。 なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。	(3) デリバティブ取引の評価基準及び評価方法 同左
	(4) 減価償却の方法 ①　動産不動産及びリース資産 当行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。 建物　　7年～50年 動産　　2年～20年 連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。 ②　ソフトウェア 自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間（主として５年）に基づく定額法により償却しております。	(4) 減価償却の方法 ①　動産不動産及びリース資産 同左 ②　ソフトウェア 同左
	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。	(5) 貸倒引当金の計上基準 当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

	前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
	なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　その他の連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,743,188百万円であります。	なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 　連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。 　なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は769,340百万円であります。
	(6) 賞与引当金の計上基準 　賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。	(6) 賞与引当金の計上基準 同左

	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理 なお、会計基準変更時差異については、主として５年による按分額を費用処理しております。 また、平成17年３月16日付で「退職給付に係る会計基準」(企業会計審議会　平成10年６月16日)の一部が改正され、実際運用収益が期待運用収益を超過したこと等による数理計算上の差異の発生又は給付水準を引き下げたことによる過去勤務債務の発生により年金資産が企業年金制度に係る退職給付債務を超えることとなった場合の当該超過額(以下、「未認識年金資産」という。)を資産及び利益として認識することが認められました。そのため、当行は当連結会計年度から本改正会計基準を早期適用し、未認識年金資産を数理計算上の差異として処理しております。この早期適用に伴う損益への影響はありません。	(7) 退職給付引当金の計上基準 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理 数理計算上の差異： 各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理
	(8) 日本国際博覧会出展引当金の計上基準 「2005年日本国際博覧会」(愛知万博)への出展費用については、日本国際博覧会出展引当金を計上しております。 なお、この引当金は租税特別措置法第57条の２の準備金を含んでおります。	――――――

	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
	(9) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,075百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。	(8) 特別法上の引当金の計上基準 特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,122百万円であり、次のとおり計上しております。 ① 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。 ② 証券取引責任準備金 同左
	(10)外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。	(9) 外貨建資産・負債の換算基準 当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。 また、連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
	(11)リース取引の処理方法 当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	(10)リース取引の処理方法 同左
	(12)リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。 ② 割賦販売取引の売上高及び売上原価の計上方法 主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。	(11)リース取引等に関する収益及び費用の計上基準 ① リース取引のリース料収入の計上方法 同左 ② 割賦販売取引の売上高及び売上原価の計上方法 同左

	前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
	(13)重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は197,872百万円、繰延ヘッジ利益の総額は167,948百万円であります。	(12)重要なヘッジ会計の方法 ・金利リスク・ヘッジ 　当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。 　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。

	前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
	・為替変動リスク・ヘッジ 当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。 これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。	・為替変動リスク・ヘッジ 同左
	・連結会社間取引等 デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。 なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。	・連結会社間取引等 同左

	前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
	(14)消費税等の会計処理 当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。	(13)消費税等の会計処理 同左
5　連結子会社の資産及び負債の評価に関する事項	連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。	同左
6　連結調整勘定の償却に関する事項	発生年度に全額償却しております。	同左
7　利益処分項目等の取扱いに関する事項	連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。	同左
8　連結キャッシュ・フロー計算書における資金の範囲	連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。	同左

連結財務諸表作成のための基本となる重要な事項の変更

前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
―――――	固定資産の減損に係る会計基準 「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第6号平成15年10月31日)を当連結会計年度から適用しております。これにより税金等調整前当期純利益は10,869百万円減少しております。 なお、銀行業においては、「銀行法施行規則」(昭和57年大蔵省令第10号)に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

表示方法の変更

前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
―――――	(連結キャッシュ・フロー計算書関係) 前連結会計年度において、営業活動によるキャッシュ・フローに区分掲記しておりました「取引約定未払金の純増減(△)」(当連結会計年度△788百万円)は、重要性が低下したため、当連結会計年度より「その他」に含めて表示しております。

追加情報

前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
外形標準課税 「地方税法等の一部を改正する法律」(平成15年法律第９号)が平成15年３月31日に公布され、平成16年４月１日以後開始する連結会計年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、当行及び一部の国内連結子会社は、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当連結会計年度から連結損益計算書中の「営業経費」に含めて表示しております。	―――――

注記事項

（連結貸借対照表関係）

前連結会計年度 (平成17年３月31日現在)	当連結会計年度 (平成18年３月31日現在)
※１　有価証券には、非連結子会社及び関連会社の株式189,029百万円及び出資金1,125百万円を含んでおります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債に8,774百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は467,647百万円、当連結会計年度末に当該処分をせずに所有しているものは192,791百万円であります。 ※３　貸出金のうち、破綻先債権額は68,238百万円、延滞債権額は1,367,785百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は29,441百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は721,273百万円であります。 　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※１　有価証券には、非連結子会社及び関連会社の株式255,459百万円及び出資金3,765百万円を含んでおります。 ※２　無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,331百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,713,027百万円、当連結会計年度末に当該処分をせずに所有しているものは199,720百万円であります。 ※３　貸出金のうち、破綻先債権額は59,681百万円、延滞債権額は694,658百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。 ※４　貸出金のうち、３カ月以上延滞債権額は24,571百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。 ※５　貸出金のうち、貸出条件緩和債権額は440,471百万円であります。 　なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

前連結会計年度 (平成17年３月31日現在)	当連結会計年度 (平成18年３月31日現在)
※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は2,186,739百万円であります。但し、上記債権額のうち、オフ・バランス化につながる措置である株式会社整理回収機構への信託実施分は、41百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。	※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,219,383百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。
※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は966,552百万円であります。このうち、手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、11,576百万円であります。	※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は891,160百万円であります。このうち、手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、2,918百万円であります。
※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　75,769百万円 特定取引資産　630,553百万円 有価証券　6,492,047百万円 貸出金　1,524,286百万円 その他資産(延払資産等)　1,080百万円 担保資産に対応する債務 預金　12,745百万円 コールマネー及び売渡手形　3,976,469百万円 売現先勘定　393,895百万円 債券貸借取引受入担保金　3,283,601百万円 特定取引負債　143,819百万円 借用金　7,566百万円 その他負債　14,072百万円 支払承諾　144,023百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,613百万円、特定取引資産126,821百万円、有価証券6,657,172百万円及び貸出金27,500百万円を差し入れております。 また、動産不動産のうち保証金権利金は94,168百万円、その他資産のうち先物取引差入証拠金は9,582百万円であります。	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　79,117百万円 特定取引資産　114,551百万円 有価証券　9,229,645百万円 貸出金　1,552,435百万円 その他資産(延払資産等)　1,131百万円 担保資産に対応する債務 預金　19,111百万円 コールマネー及び売渡手形　6,996,598百万円 売現先勘定　383,597百万円 債券貸借取引受入担保金　2,543,261百万円 特定取引負債　196,137百万円 借用金　27,019百万円 その他負債　36,317百万円 支払承諾　157,658百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,729百万円、特定取引資産665,395百万円及び有価証券4,072,275百万円を差し入れております。 また、動産不動産のうち保証金権利金は91,342百万円、その他資産のうち先物取引差入証拠金は14,631百万円であります。

前連結会計年度 (平成17年３月31日現在)	当連結会計年度 (平成18年３月31日現在)
※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,061,157百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが30,825,405百万円あります。 　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は523,829百万円、繰延ヘッジ利益の総額は429,357百万円であります。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,983,663百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが30,561,432百万円あります。 　なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は609,225百万円、繰延ヘッジ利益の総額は435,127百万円であります。

前連結会計年度 (平成17年３月31日現在)	当連結会計年度 (平成18年３月31日現在)
※11　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　当行　　　　　　　平成10年３月31日及び 　　　　　　　　　　平成14年３月31日 　一部の連結子会社　平成11年３月31日、 　　　　　　　　　　平成14年３月31日 同法律第３条第３項に定める再評価の方法 　当行 　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 　一部の連結子会社 　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 　同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より21,022百万円下回っております。	※11　当行は、土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 　また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 　当行　　　　　　　平成10年３月31日及び 　　　　　　　　　　平成14年３月31日 　一部の連結子会社　平成11年３月31日、 　　　　　　　　　　平成14年３月31日 同法律第３条第３項に定める再評価の方法 　当行 　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。 　一部の連結子会社 　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。 　同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より15,253百万円下回っております。
※12　動産不動産の減価償却累計額は464,848百万円、リース資産の減価償却累計額は28,511百万円であります。	※12　動産不動産の減価償却累計額は483,099百万円、リース資産の減価償却累計額は30,334百万円であります。
	※13　動産不動産の圧縮記帳額　65,269百万円 (当連結会計年度圧縮記帳額　―百万円)
※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金734,097百万円が含まれております。	※14　借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金622,500百万円が含まれております。
※15　社債には、劣後特約付社債1,867,981百万円が含まれております。	※15　社債には、劣後特約付社債2,132,066百万円が含まれております。
※16　当行の発行済株式の総数 普通株式　55,212千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第１回第六種優先株式　70千株	※16　当行の発行済株式の総数 普通株式　55,212千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第１回第六種優先株式　70千株

(連結損益計算書関係)

前連結会計年度
(自 平成16年４月１日 至 平成17年３月31日)

※１　その他経常収益には、株式等売却益127,033百万円及び退職給付信託に係る信託設定益75,275百万円を含んでおります。

※２　営業経費には、研究開発費51百万円を含んでおります。

※３　その他の経常費用には、貸出金償却736,951百万円、株式等償却223,789百万円及び延滞債権等を売却したことによる損失145,251百万円を含んでおります。

※４　その他の特別利益には、子会社の増資に伴う持分変動利益3,120百万円を含んでおります。

※５　その他の特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額17,168百万円を含んでおります。

当連結会計年度
(自 平成17年４月１日 至 平成18年３月31日)

※１　その他経常収益には、株式等売却益90,150百万円を含んでおります。

※２　営業経費には、研究開発費45百万円を含んでおります。

※３　その他の経常費用には、貸出金償却50,212百万円、株式等償却32,251百万円及び延滞債権等を売却したことによる損失95,972百万円を含んでおります。

※４　その他の特別利益には、子会社の増資に伴う持分変動利益2,507百万円であります。

※６　当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額
首都圏	遊休資産　47物件	土地、建物等	5,277百万円
近畿圏	営業用店舗 15ヵ店	土地、建物等	4,668百万円
	遊休資産　29物件		1,368百万円
その他	遊休資産　15物件	土地、建物等	334百万円

当行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、一部の営業用店舗については使用価値で算出しており、その際に用いた割引率は６％であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成17年３月31日現在 現金預け金勘定　4,985,564 有利息預け金　△2,059,337 現金及び現金同等物　2,926,227	※１　現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 （金額単位　百万円） 平成18年３月31日現在 現金預け金勘定　7,101,693 有利息預け金　△1,946,475 現金及び現金同等物　5,155,217

（リース取引関係）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　16,802百万円 その他　835百万円 合計　17,637百万円 減価償却累計額相当額 動産　11,263百万円 その他　392百万円 合計　11,655百万円 年度末残高相当額 動産　5,539百万円 その他　442百万円 合計　5,982百万円 ・未経過リース料年度末残高相当額 １年内　2,963百万円 １年超　3,363百万円 合計　6,327百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　4,010百万円 減価償却費相当額　3,654百万円 支払利息相当額　328百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。	1　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引 (1) 借手側 ・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額 取得価額相当額 動産　13,780百万円 その他　931百万円 合計　14,711百万円 減価償却累計額相当額 動産　5,995百万円 その他　450百万円 合計　6,445百万円 年度末残高相当額 動産　7,784百万円 その他　480百万円 合計　8,265百万円 ・未経過リース料年度末残高相当額 １年内　2,488百万円 １年超　6,259百万円 合計　8,748百万円 ・支払リース料、減価償却費相当額及び支払利息相当額 支払リース料　3,463百万円 減価償却費相当額　3,093百万円 支払利息相当額　291百万円 ・減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。 ・利息相当額の算定方法 リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
(2) 貸手側	(2) 貸手側
・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高	・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高
取得価額	取得価額
動産　42,245百万円	動産　44,374百万円
その他　2,283百万円	その他　2,382百万円
合計　44,528百万円	合計　46,757百万円
減価償却累計額	減価償却累計額
動産　24,131百万円	動産　25,404百万円
その他　1,078百万円	その他　1,169百万円
合計　25,210百万円	合計　26,574百万円
年度末残高	年度末残高
動産　18,113百万円	動産　18,969百万円
その他　1,205百万円	その他　1,212百万円
合計　19,318百万円	合計　20,182百万円
・未経過リース料年度末残高相当額	・未経過リース料年度末残高相当額
１年内　6,635百万円	１年内　6,908百万円
１年超　13,783百万円	１年超　14,411百万円
合計　20,419百万円	合計　21,319百万円
・受取リース料、減価償却費及び受取利息相当額	・受取リース料、減価償却費及び受取利息相当額
受取リース料　7,815百万円	受取リース料　8,312百万円
減価償却費　6,632百万円	減価償却費　7,129百万円
受取利息相当額　978百万円	受取利息相当額　1,052百万円
・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。	・利息相当額の算定方法 リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。
２　オペレーティング・リース取引	２　オペレーティング・リース取引
(1) 借手側	(1) 借手側
・未経過リース料	・未経過リース料
１年内　15,149百万円	１年内　15,820百万円
１年超　73,324百万円	１年超　80,405百万円
合計　88,474百万円	合計　96,225百万円
(2) 貸手側	(2) 貸手側
・未経過リース料	・未経過リース料
１年内　332百万円	１年内　334百万円
１年超　776百万円	１年超　585百万円
合計　1,108百万円	合計　920百万円
なお、上記１、２に記載した貸手側の未経過リース料のうち3,176百万円を借用金等の担保に提供しております。	なお、上記１、２に記載した貸手側の未経過リース料のうち2,762百万円を借用金等の担保に提供しております。

(有価証券関係)

※1　連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権等も含めて記載しております。

※2　「子会社株式及び関連会社株式で時価のあるもの」については、財務諸表における注記事項として記載しております。

Ⅰ　当連結会計年度

1　売買目的有価証券(平成18年3月31日現在)

	連結貸借対照表計上額(百万円)	当連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1,088,599	△648

2　満期保有目的の債券で時価のあるもの(平成18年3月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	750,204	730,568	△19,635	306	19,942
地方債	96,892	93,527	△3,365	—	3,365
社債	379,514	371,461	△8,053	—	8,053
その他	19,619	19,893	274	274	—
合計	1,246,230	1,215,449	△30,780	580	31,361

(注) 1　時価は、当連結会計年度末日における市場価格等に基づいております。
　　2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成18年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1,869,734	3,536,280	1,666,545	1,684,986	18,440
債券	12,683,880	12,386,646	△297,233	988	298,222
国債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合計	18,747,793	20,084,985	1,337,192	1,734,027	396,834

(注) 1 評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円(費用)であります。
2 連結貸借対照表計上額は、株式については主として当連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4 その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理(以下、「減損処理」という。)しております。当連結会計年度におけるこの減損処理額は21百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

5 当連結会計年度中に売却したその他有価証券(自 平成17年4月1日 至 平成18年3月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	33,080,724	135,677	78,580

6 時価のない有価証券の主な内容及び連結貸借対照表計上額(平成18年3月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	242
その他	3,758
その他有価証券	
非上場株式(店頭売買株式を除く)	455,241
非上場債券	2,518,691
非上場外国証券	456,400
その他	295,383

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成18年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	5,841,430	4,784,630	2,468,673	3,037,217
国債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社債	469,663	2,471,547	906,156	110,713
その他	870,175	1,564,446	682,146	848,570
合計	6,711,606	6,349,076	3,150,820	3,885,788

Ⅱ　前連結会計年度

1　売買目的有価証券(平成17年３月31日現在)

	連結貸借対照表計上額(百万円)	前連結会計年度の損益に含まれた評価差額(百万円)
売買目的有価証券	1, 325, 972	△3, 717

2　満期保有目的の債券で時価のあるもの(平成17年３月31日現在)

	連結貸借対照表計上額(百万円)	時価(百万円)	差額(百万円)	うち益(百万円)	うち損(百万円)
国債	507, 342	505, 002	△2, 339	1, 582	3, 922
地方債	―	―	―	―	―
社債	―	―	―	―	―
その他	28, 859	29, 380	520	531	11
合計	536, 201	534, 382	△1, 818	2, 114	3, 933

(注) 1　時価は、前連結会計年度末日における市場価格等に基づいております。
2　「うち益」「うち損」はそれぞれ「差額」の内訳であります。

3　その他有価証券で時価のあるもの(平成17年３月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
株式	1, 964, 153	2, 651, 395	687, 241	730, 989	43, 747
債券	14, 734, 261	14, 749, 222	14, 961	34, 971	20, 010
国債	13, 116, 068	13, 129, 235	13, 167	27, 115	13, 948
地方債	488, 423	486, 884	△1, 538	2, 061	3, 600
社債	1, 129, 770	1, 133, 102	3, 332	5, 794	2, 462
その他	2, 779, 971	2, 756, 295	△23, 675	15, 903	39, 579
合計	19, 478, 387	20, 156, 914	678, 527	781, 864	103, 337

(注) 1 評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円(収益)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円(収益)であります。

2 連結貸借対照表計上額は、株式については主として前連結会計年度末前1ヵ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。

3 「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

4 その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理(以下、「減損処理」という。)しております。前連結会計年度におけるこの減損処理額は81百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先　　時価が取得原価に比べて下落
要注意先　　時価が取得原価に比べて30%以上下落
正常先　　時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

4 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

5 当該連結会計年度中に売却したその他有価証券(自 平成16年4月1日 至 平成17年3月31日)

	売却額(百万円)	売却益の合計額(百万円)	売却損の合計額(百万円)
その他有価証券	36,119,411	211,718	90,149

6 時価のない有価証券の主な内容及び連結貸借対照表計上額(平成17年3月31日現在)

	金額(百万円)
満期保有目的の債券	
非上場外国証券	221
その他	8,566
その他有価証券	
非上場株式(店頭売買株式を除く)	481,782
非上場債券	2,110,338
非上場外国証券	410,103
その他	211,161

7　保有目的を変更した有価証券

該当ありません。

8　その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額(平成17年３月31日現在)

	１年以内(百万円)	１年超５年以内(百万円)	５年超10年以内(百万円)	10年超(百万円)
債券	3,110,902	9,065,255	2,237,616	2,953,130
国債	2,818,917	6,414,993	1,482,528	2,920,138
地方債	20,003	264,369	202,016	494
社債	271,981	2,385,892	553,071	32,497
その他	597,893	1,625,673	258,965	725,965
合計	3,708,796	10,690,929	2,496,581	3,679,096

（金銭の信託関係）

Ⅰ　当連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成18年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	2,703	2,912	209	209	—

（注）1　連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

Ⅱ　前連結会計年度

1　運用目的の金銭の信託

該当ありません。

2　満期保有目的の金銭の信託

該当ありません。

3　その他の金銭の信託(運用目的及び満期保有目的以外の金銭の信託)(平成17年3月31日現在)

	取得原価(百万円)	連結貸借対照表計上額(百万円)	評価差額(百万円)	うち益(百万円)	うち損(百万円)
その他の金銭の信託	3,628	3,832	204	300	95

（注）1　連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。

2　「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

(その他有価証券評価差額金)

Ⅰ　当連結会計年度

○その他有価証券評価差額金(平成18年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	1,340,638
その他有価証券	1,340,429
その他の金銭の信託	209
(△)繰延税金負債	544,654
その他有価証券評価差額金(持分相当額調整前)	795,984
(△)少数株主持分相当額	5,684
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	3,431
その他有価証券評価差額金	793,731

(注)　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円(費用)であります。

2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

Ⅱ　前連結会計年度

○その他有価証券評価差額金(平成17年３月31日現在)

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

	金額(百万円)
評価差額	678,138
その他有価証券	677,933
その他の金銭の信託	204
(△)繰延税金負債	274,983
その他有価証券評価差額金(持分相当額調整前)	403,155
(△)少数株主持分相当額	8,459
(＋)持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	278
その他有価証券評価差額金	394,973

(注)　1　その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円(収益)、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円(収益)であります。

2　その他有価証券の評価差額は時価のない外貨建有価証券の為替換算差額(損益処理分を除く)を含んでおります。

(デリバティブ取引関係)

Ⅰ　当連結会計年度(自　平成17年４月１日　至　平成18年３月31日)

1　取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としています。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にヒストリカル・シミュレーション法を使用しております。

当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、当連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間１日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	33	14	23	31
バンキング	733	330	507	652

(注) トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

② 信用リスク相当額(与信相当額)

区分	当連結会計年度 (平成18年３月31日現在) (億円)
金利スワップ	42,067
通貨スワップ	12,905
先物外国為替	10,604
金利オプション(買)	696
通貨オプション(買)	1,708
その他の金融派生商品	2,259
一括清算ネッティング契約による信用リスク削減効果	△39,854
合計	30,385

(注) 1 上記計数は、ＢＩＳ自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

2 一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成18年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	49,280,626	2,201,562	60,069	60,069
	買建	50,392,316	2,231,955	△64,209	△64,209
	金利オプション				
	売建	176,220	―	△178	△178
	買建	2,702,918	2,526,698	691	691
店頭	金利先渡契約				
	売建	801,161	―	1	1
	買建	7,893,630	216,820	△98	△98
	金利スワップ	419,004,775	332,469,434	125,400	125,400
	受取固定・支払変動	199,965,277	160,275,395	△1,679,647	△1,679,647
	受取変動・支払固定	199,616,162	157,990,571	1,789,467	1,789,467
	受取変動・支払変動	19,271,520	14,070,934	20,004	20,004
	金利スワップション				
	売建	2,088,827	1,524,826	△45,860	△45,860
	買建	2,237,396	1,836,727	82,932	82,932
	キャップ				
	売建	13,530,699	9,447,218	△28,931	△28,931
	買建	7,730,947	5,314,256	16,252	16,252
	フロアー				
	売建	413,170	205,858	△1,460	△1,460
	買建	211,275	124,754	1,661	1,661
	その他				
	売建	717,241	554,895	△5,505	△5,505
	買建	2,034,707	1,470,629	15,554	15,554
	合計	―	―	156,319	156,319

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。

なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△589百万円(損失)であります。

2　時価の算定

取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引(平成18年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	20,198,723	12,978,281	75,779	64,049
	通貨スワップション				
	売建	1,021,039	1,009,291	△2,495	△2,502
	買建	1,237,505	1,215,027	12,292	12,299
	為替予約	46,901,982	3,882,673	△139,352	△139,352
	通貨オプション				
	売建	3,516,658	1,672,181	△126,859	△126,859
	買建	3,297,890	1,501,779	71,540	71,540
	合計	―	―	△109,095	△120,825

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△246百万円(損失)であります。
2 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引(平成18年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	20,967	―	△1,037	△1,037
	買建	23,459	―	1,103	1,103
店頭	有価証券店頭オプション				
	売建	19,051	19,051	238	238
	買建	21,672	21,672	△219	△219
	合計	―	―	84	84

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引(平成18年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	565,847	―	3,517	3,517
	買建	627,879	―	△5,063	△5,063
	債券先物オプション				
	売建	4,699	―	△88	△88
	買建	42,880	2,937	122	122
店頭	債券先渡契約				
	売建	―	―	―	―
	買建	17,038	9,517	1,614	1,614
	債券店頭オプション				
	売建	162,044	13,044	△540	△540
	買建	349,000	―	1,525	1,525
	合計	―	―	1,088	1,088

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引(平成18年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	商品スワップ				
	固定価格受取・変動価格支払	211,239	180,091	△136,629	△136,629
	変動価格受取・固定価格支払	202,635	168,747	153,389	153,389
	商品オプション				
	売建	9,924	7,454	△8,056	△8,056
	買建	8,921	7,135	7,875	7,875
	合計	―	―	16,578	16,578

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3　商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成18年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	301,923	298,381	118	118
	買建	306,790	298,748	1,359	1,359
	その他				
	売建	754	―	△23	△23
	買建	140	―	7	7
	合計	―	―	1,462	1,462

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

3　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

Ⅱ　前連結会計年度(自　平成16年４月１日　至　平成17年３月31日)

1　取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。

金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。

預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。

異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号)に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。

連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。

特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としています。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としています。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。

市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR(バリュー・アット・リスク)により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にモンテカルロ・シミュレーション法を使用しております。

当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しています。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体、及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。

信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しています。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。

また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。

なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

① VaR(保有期間1日、片側信頼区間99.0%)

	最大(億円)	最小(億円)	平均(億円)	期末日(億円)
トレーディング	29	12	20	21
バンキング	910	239	461	280

(注) トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

② 信用リスク相当額(与信相当額)

区分	前連結会計年度 (平成17年3月31日現在) (億円)
金利スワップ	36,247
通貨スワップ	14,403
先物外国為替	9,361
金利オプション(買)	740
通貨オプション(買)	1,818
その他の金融派生商品	1,340
一括清算ネッティング契約 による信用リスク削減効果	△31,362
合計	32,547

(注) 1 上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。

2 一部の取引についてネッティング(取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの)を採用しております。

2　取引の時価等に関する事項

(1) 金利関連取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	金利先物				
	売建	39,978,468	866,455	45,530	45,530
	買建	42,079,595	1,915,442	△52,737	△52,737
	金利オプション				
	売建	—	—	—	—
	買建	250,080	250,080	21	21
店頭	金利先渡契約				
	売建	613,308	456,503	△60	△60
	買建	9,782,626	56,503	△4	△4
	金利スワップ	391,811,677	291,895,257	156,432	156,432
	受取固定・支払変動	186,359,947	140,866,355	2,048,207	2,048,207
	受取変動・支払固定	185,522,906	136,402,214	△1,885,274	△1,885,274
	受取変動・支払変動	19,847,624	14,605,046	△3,515	△3,515
	金利スワップション				
	売建	2,720,750	1,358,410	△31,840	△31,840
	買建	2,807,739	1,970,731	39,263	39,263
	キャップ				
	売建	7,957,445	5,140,360	△8,601	△8,601
	買建	5,131,777	3,276,916	6,496	6,496
	フロアー				
	売建	287,377	123,982	△3,373	△3,373
	買建	310,056	167,044	3,673	3,673
	その他				
	売建	—	—	—	—
	買建	639,798	105,311	4,989	4,989
	合計	—	—	159,789	159,789

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△2,347百万円(損失)であります。

2　時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	通貨スワップ	18,581,388	12,017,760	188,219	122,850
	通貨スワップション				
	売建	985,339	979,291	△22,071	△22,071
	買建	1,218,665	1,208,413	42,475	42,475
	為替予約	41,706,257	2,301,053	6,194	6,194
	通貨オプション				
	売建	2,620,171	1,229,664	△83,225	△83,225
	買建	2,633,024	1,193,964	103,782	103,782
	その他				
	売建	3,176	―	17	17
	買建	188	―	0	0
	合計	―	―	235,392	170,023

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は592百万円(利益)であります。
2　時価の算定
割引現在価値等により算定しております。

(3) 株式関連取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	株式指数先物				
	売建	233	―	―	―
	買建	594	―	△0	△0
	株式指数オプション				
	売建	―	―	―	―
	買建	―	―	―	―
店頭	有価証券店頭オプション				
	売建	17,500	17,500	△277	△277
	買建	17,000	17,000	271	271
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	―	―	―	―
	短期変動金利受取・株価指数変化率支払	―	―	―	―
	その他				
	売建	22,834	―	△1,146	△1,146
	買建	66,278	8,583	4,887	4,887
	合計	―	―	3,735	3,735

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2　時価の算定

取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引(平成17年3月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち1年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	債券先物				
	売建	598,657	—	△1,720	△1,720
	買建	823,707	—	6,645	6,645
	債券先物オプション				
	売建	17,500	—	△50	△50
	買建	15,000	—	21	21
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	263,054	243,588	1,485	1,485
	債券店頭オプション				
	売建	702,330	11,851	△4,141	△4,141
	買建	691,518	—	1,144	1,144
	合計	—	—	3,383	3,383

(注) 1 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。

2 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
取引所	商品先物				
	売建	—	—	—	—
	買建	310	—	△16	△16
店頭	商品スワップ				
	固定価格受取・変動価格支払	142,921	140,114	△57,396	△57,396
	変動価格受取・固定価格支払	139,453	136,482	67,597	67,597
	商品オプション				
	売建	6,861	6,854	△4,873	△4,873
	買建	6,095	5,925	5,056	5,056
	合計	—	—	10,367	10,367

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3　商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引(平成17年３月31日現在)

区分	種類	契約額等(百万円)	契約額等のうち１年超のもの(百万円)	時価(百万円)	評価損益(百万円)
店頭	クレジット・デフォルト・オプション				
	売建	45,468	37,132	△779	△779
	買建	76,405	62,558	1,552	1,552
	その他				
	売建	923	—	△84	△84
	買建	1,481	—	115	115
	合計	—	—	803	803

(注) 1　上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2　時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3　「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

（退職給付関係）

1　採用している退職給付制度の概要

当行及び国内連結子会社は、確定給付型の制度として、確定給付企業年金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。

また、一部の国内連結子会社は、確定拠出年金制度を設けております。

なお、当行及び一部の国内連結子会社において退職給付信託を設定しております。

2　退職給付債務に関する事項

区分		前連結会計年度 (平成17年３月31日現在)	当連結会計年度 (平成18年３月31日現在)
		金額(百万円)	金額(百万円)
退職給付債務	(A)	△871,676	△886,770
年金資産	(B)	900,496	1,225,843
未積立退職給付債務	(C)＝(A)＋(B)	28,820	339,072
未認識数理計算上の差異	(D)	174,164	△126,460
未認識過去勤務債務	(E)	△68,756	△59,253
連結貸借対照表計上額の純額	(F)＝(C)＋(D)＋(E)	134,228	153,358
前払年金費用	(G)	157,463	176,976
退職給付引当金	(F)－(G)	△23,235	△23,617

(注) 1　当行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年１月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。また、平成17年９月１日に厚生労働大臣から過去分返上の認可を受け、厚生年金基金制度から確定給付企業年金制度へ移行しております。

2　一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年１月17日付で厚生労働大臣から将来分支給義務免除の認可を受けております。また、平成16年５月１日に厚生労働大臣から過去分返上の認可を受け、厚生年金基金制度から確定給付企業年金制度へ移行しております。

3　一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

4　総合設立型の厚生年金基金制度に係る年金資産(掛金拠出割合按分額)は前連結会計年度4,720百万円、当連結会計年度6,105百万円であり、上記年金資産には含めておりません。

3　退職給付費用に関する事項

区分	前連結会計年度 (自　平成16年4月1日 至　平成17年3月31日)	当連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)
	金額(百万円)	金額(百万円)
勤務費用	20,509	18,902
利息費用	21,609	21,580
期待運用収益	△20,982	△24,353
会計基準変更時差異の費用処理額	17,168	―
数理計算上の差異の費用処理額	26,478	24,985
過去勤務債務の費用処理額	△9,301	△9,305
その他(臨時に支払った割増退職金等)	7,977	3,256
退職給付費用	63,460	35,066

(注)　簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。

4　退職給付債務等の計算の基礎に関する事項

区分	前連結会計年度 (平成17年3月31日現在)	当連結会計年度 (平成18年3月31日現在)
(1) 割引率	1.5%～2.5%	1.4%～2.5%
(2) 期待運用収益率	0%～4.0%	同左
(3) 退職給付見込額の期間配分方法	期間定額基準	同左
(4) 過去勤務債務の額の処理年数	主として10年(その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている)	同左
(5) 数理計算上の差異の処理年数	主として10年(各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている)	同左
(6) 会計基準変更時差異の処理年数	主として5年	―

（税効果会計関係）

前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）		当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	
１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
繰延税金資産		繰延税金資産	
税務上の繰延欠損金	922,303百万円	税務上の繰延欠損金	1,189,234百万円
貸出金償却	545,008百万円	貸倒引当金	363,591百万円
貸倒引当金	453,760百万円	有価証券償却	298,962百万円
有価証券償却	399,073百万円	貸出金償却	170,249百万円
退職給付引当金	87,818百万円	退職給付引当金	85,623百万円
減価償却費	6,948百万円	減価償却費	7,334百万円
その他	80,350百万円	その他	61,204百万円
繰延税金資産小計	2,495,261百万円	繰延税金資産小計	2,176,200百万円
評価性引当額	△595,760百万円	評価性引当額	△530,706百万円
繰延税金資産合計	1,899,501百万円	繰延税金資産合計	1,645,494百万円
繰延税金負債		繰延税金負債	
その他有価証券評価差額金	△274,717百万円	その他有価証券評価差額金	△546,090百万円
退職給付信託設定益	△52,398百万円	レバレッジドリース	△56,423百万円
レバレッジドリース	△49,651百万円	退職給付信託設定益	△52,329百万円
子会社の留保利益金	△9,108百万円	子会社の留保利益金	△11,223百万円
その他	△8,498百万円	その他	△10,523百万円
繰延税金負債合計	△394,374百万円	繰延税金負債合計	△676,590百万円
繰延税金資産の純額	1,505,127百万円	繰延税金資産の純額	968,903百万円
２　当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳		２　当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳	
当行の法定実効税率	40.63％	当行の法定実効税率	40.63％
（調整）		（調整）	
評価性引当額	△86.18％	評価性引当額	△10.06％
当社と海外連結子会社との法定実効税率差異	10.40％	当社と海外連結子会社との法定実効税率差異	△2.52％
受取配当金益金不算入	2.95％	その他	1.87％
その他	2.18％	税効果会計適用後の法人税等の負担率	29.91％
税効果会計適用後の法人税等の負担率	△30.03％		

(セグメント情報)

【事業の種類別セグメント情報】

当連結会計年度(自　平成17年４月１日　至　平成18年３月31日)

	銀行業(百万円)	その他事業(百万円)	計(百万円)	消去又は全社(百万円)	連結(百万円)
Ⅰ　経常収益					
(1) 外部顧客に対する経常収益	2,492,715	257,559	2,750,274	—	2,750,274
(2) セグメント間の内部経常収益	37,625	147,262	184,888	(184,888)	—
計	2,530,340	404,822	2,935,163	(184,888)	2,750,274
経常費用	1,764,329	291,576	2,055,905	(167,693)	1,888,212
経常利益	766,011	113,246	879,258	(17,195)	862,062
Ⅱ　資産、減価償却費、減損損失及び資本的支出					
資産	102,942,276	4,447,938	107,390,214	(2,971,616)	104,418,597
減価償却費	60,715	11,082	71,798	—	71,798
減損損失	7,435	4,213	11,649	—	11,649
資本的支出	60,129	12,569	72,698	—	72,698

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

	銀行業 (百万円)	その他事業 (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
Ⅰ　経常収益					
(1) 外部顧客に対する経常収益	2,454,396	236,961	2,691,357	—	2,691,357
(2) セグメント間の内部経常収益	33,622	144,960	178,582	(178,582)	—
計	2,488,018	381,921	2,869,940	(178,582)	2,691,357
経常費用	2,640,298	308,831	2,949,130	(158,019)	2,791,110
経常利益(△は経常損失)	△152,279	73,089	△79,190	(20,562)	△99,752
Ⅱ　資産、減価償却費及び資本的支出					
資産	96,311,150	4,513,358	100,824,509	(3,346,200)	97,478,308
減価償却費	59,231	13,356	72,587	—	72,587
資本的支出	65,398	21,810	87,208	—	87,208

(注) 1　事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　各事業の主な内容

(1) 銀行業…………銀行業

(2) その他事業……リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

【所在地別セグメント情報】

当連結会計年度(自　平成17年4月1日　至　平成18年3月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
Ⅰ　経常収益							
(1) 外部顧客に対する経常収益	2,301,555	176,478	124,853	147,387	2,750,274	―	2,750,274
(2) セグメント間の内部経常収益	68,911	41,079	3,334	35,490	148,816	(148,816)	―
計	2,370,466	217,558	128,188	182,878	2,899,091	(148,816)	2,750,274
経常費用	1,633,002	152,293	103,720	136,890	2,025,906	(137,693)	1,888,212
経常利益	737,464	65,265	24,468	45,987	873,185	(11,122)	862,062
Ⅱ　資産	94,617,730	5,034,350	2,825,039	3,860,748	106,337,869	(1,919,272)	104,418,597

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

前連結会計年度(自　平成16年4月1日　至　平成17年3月31日)

	日本 (百万円)	米州 (百万円)	欧州 (百万円)	アジア・ オセアニア (百万円)	計 (百万円)	消去又は 全社 (百万円)	連結 (百万円)
Ⅰ　経常収益							
(1) 外部顧客に対する経常収益	2,441,237	109,733	62,984	77,402	2,691,357	―	2,691,357
(2) セグメント間の内部経常収益	58,859	46,749	6,164	25,559	137,332	(137,332)	―
計	2,500,096	156,483	69,148	102,962	2,828,690	(137,332)	2,691,357
経常費用	2,677,193	107,027	63,254	60,639	2,908,114	(117,003)	2,791,110
経常利益 (△は経常損失)	△177,096	49,456	5,894	42,322	△79,423	(20,329)	△99,752
Ⅱ　資産	89,473,929	4,704,649	2,462,873	3,256,830	99,898,282	(2,419,973)	97,478,308

(注) 1　当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。

2　「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

【海外経常収益】

当連結会計年度(自　平成17年４月１日　至　平成18年３月31日)

	金額(百万円)
Ⅰ　海外経常収益	448,719
Ⅱ　連結経常収益	2,750,274
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	16.3

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

前連結会計年度(自　平成16年４月１日　至　平成17年３月31日)

	金額(百万円)
Ⅰ　海外経常収益	250,120
Ⅱ　連結経常収益	2,691,357
Ⅲ　海外経常収益の連結経常収益に占める割合(%)	9.3

(注) 1　一般企業の海外売上高に代えて、海外経常収益を記載しております。

2　海外経常収益は、当行の海外店取引、並びに海外連結子会社の取引に係る経常収益(ただし、連結会社間の内部経常収益を除く。)で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

【関連当事者との取引】

Ⅰ　当連結会計年度(自　平成17年４月１日　至　平成18年３月31日)

関連当事者との取引について記載すべき重要なものはありません。

Ⅱ　前連結会計年度(自　平成16年４月１日　至　平成17年３月31日)

関連当事者との取引について記載すべき重要なものはありません。

（１株当たり情報）

		前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり純資産額	円	23,977.62	41,444.83
１株当たり当期純利益 （△は１株当たり当期純損失）	円	△5,300.46	9,864.54
潜在株式調整後 １株当たり当期純利益	円	―	9,827.19

（注）１　１株当たり当期純利益（又は１株当たり当期純損失）及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、次のとおりであります。

		前連結会計年度 （自　平成16年４月１日 至　平成17年３月31日）	当連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）
１株当たり当期純利益 （又は１株当たり当期純損失）			
当期純利益（△は当期純損失）	百万円	△278,995	563,584
普通株主に帰属しない金額	百万円	12,772	18,934
（うち優先配当額）	百万円	12,772	18,934
普通株式に係る当期純利益 （△は普通株式に係る当期純損失）	百万円	△291,768	544,650
普通株式の期中平均株式数	千株	55,045	55,212
潜在株式調整後１株当たり当期純利益			
当期純利益調整額	百万円	―	12,718
（うち優先配当額）	百万円	―	12,739
（うち連結子会社及び 持分法適用関連会社発行の 新株予約権）	百万円	―	△20
普通株式増加数	千株	―	1,504
（うち優先株式）	千株	―	1,504
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要		第一種優先株式 （発行済株式数　35千株） 第二種優先株式 （発行済株式数 100千株） 第三種優先株式 （発行済株式数 695千株）	――――

２　潜在株式調整後１株当たり当期純利益につきましては、前連結会計年度は当期純損失が計上されているため、記載しておりません。

(重要な後発事象)

前連結会計年度 (自　平成16年４月１日 至　平成17年３月31日)	当連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)
――――――	１　当行は、平成18年４月27日に金融庁より、法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分(業務停止命令並びに業務改善命令)を受けております。 ２　当行の完全親会社である株式会社三井住友フィナンシャルグループは、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年４月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年９月１日を株式交換の日とする株式交換契約を締結いたしました。

⑤ 【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月	前期末残高（百万円）	当期末残高（百万円）	利率(%)（注)1	担保	償還期限
当行	第３回～第６回無担保社債（社債間限定同順位特約付）（注)2,5	平成12年４月～平成13年１月	392,369 [392,369]	―	―	―	―
	第４回２号～第６回２号無担保社債（社債間限定同順位特約付）（注)3,5	平成12年５月～平成12年９月	119,296 [99,296]	20,000	1.74	なし	平成19年５月10日
	第７回無担保変動利付社債（社債間限定同順位特約付）	平成13年３月19日	20,000	20,000	1.967	なし	平成25年３月19日
	第８回～第21回無担保社債（社債間限定同順位特約付）（注)5	平成13年４月～平成16年７月	1,370,330	1,366,760 [390,781]	0.51～0.95	なし	平成18年４月～平成21年７月
	第22回～第25回無担保変動利付社債(社債間限定同順位特約付)	平成16年８月～平成16年９月	65,000	65,000	1.755～2.477	なし	平成26年９月～平成28年９月
	第26回期限前償還条項付無担保社債(社債間限定同順位特約付)	平成16年９月30日	17,000	17,000	2.60	なし	平成36年９月27日
	第27回、第31回、第33回期限前償還条項付無担保変動利付社債（社債間限定同順位特約付）	平成16年10月～平成17年10月	15,000	45,000	2.286～3.00	なし	平成31年10月～平成37年５月
	第28回～第30回、第32回、第34回、無担保社債（社債間限定同順位特約付）	平成16年10月～平成17年10月	200,000	350,000	0.61～0.86	なし	平成21年10月～平成22年10月
	2012年３月６日～2036年３月28日満期ユーロ円建社債	平成12年３月～平成18年３月	9,500	22,900	2.053～10.00	なし	平成24年３月～平成48年３月
	2005年５月16日～2005年９月26日満期米ドル建社債（注)5,6	平成12年11月～平成13年９月	75,124 (700,000千$) [75,124]	―	―	―	―
	第１回２号無担保社債(劣後特約付)	平成12年８月２日	50,000	50,000	2.33	なし	平成22年９月20日
	第２回～第９回無担保社債(劣後特約付)	平成12年６月～平成17年８月	350,000	400,000	1.71～2.62	なし	平成22年６月～平成27年８月
	2011年５月10日～2035年６月29日満期ユーロ円建社債(劣後特約付)	平成13年５月～平成17年６月	308,800	340,600	0.43063～2.97	なし	平成23年５月～平成47年６月
	ユーロ円建永久社債(劣後特約付)	平成14年10月～平成17年８月	356,100	434,200	0.8525～2.685	なし	定めず
	2011年11月21日～2012年６月15日満期米ドル建社債(劣後特約付)（注)6	平成13年11月～平成14年６月	83,065 (774,000千$)	90,929 (774,000千$)	5.93～8.00	なし	平成23年11月～平成24年６月
	米ドル建永久社債(劣後特約付)（注)6	平成15年８月～平成17年７月	91,222 (850,000千$)	258,456 (2,200,000千$)	5.625～8.15	なし	定めず
	英ポンド建永久社債(劣後特約付)（注)6	平成15年12月30日	2,422 (12,000千英ポンド)	2,462 (12,000千英ポンド)	6.98	なし	定めず
	ユーロ建永久社債(劣後特約付)（注)6	平成17年７月22日	―	99,960 (700,000千ユーロ)	4.375	なし	定めず
	2014年10月27日満期ユーロ建社債(劣後特約付)（注)6	平成16年７月27日	173,437 (1,250,000千ユーロ)	178,500 (1,250,000千ユーロ)	4.375	なし	平成26年10月27日
＊１	連結子会社普通社債（注)4,5	平成12年３月～平成18年３月	37,923 [12,065]	32,081 [17,993]	0.04～4.00	なし	平成18年４月～平成36年10月
＊２	連結子会社普通社債（注)4,5,6	平成９年９月～平成13年12月	3,950 (38,000千$) [521]	3,886 (33,000千$) [1,525]	1.55～7.35	なし	平成18年12月～平成21年５月

会社名	銘柄	発行年月	前期末残高 (百万円)	当期末残高 (百万円)	利率(%) (注)1	担保	償還期限
＊3	連結子会社普通社債 (注)4,5	平成14年10月～ 平成17年10月	3,007 [1,596]	1,622	4.35	なし	平成20年 10月6日
＊4	連結子会社社債(劣後特約付) (注)4,5	平成7年3月～ 平成18年3月	345,613 [36,649]	159,478 [1,993]	0.3775～ 5.99375	なし	平成19年2月～ 定めず
＊5	連結子会社社債(劣後特約付) (注)4,6	平成11年 6月18日	107,320 (1,000,000千$)	117,480 (1,000,000千$)	8.50	なし	平成21年 6月15日
＊6	連結子会社短期社債 (注)4,5	平成18年3月	―	4,000 [4,000]	0.195～ 0.2979	なし	平成18年 4月
合計		―	4,196,483	4,080,317	―	―	―

(注) 1 「利率」欄には、それぞれの社債において連結会社の各決算日現在で適用されている表面利率を記載しております。従って、実質的な資金調達コストとは異なる場合があります。

2 第3回、第4回、第5回及び第6回無担保社債(社債間限定同順位特約付)をまとめて記載しております。

3 第4回2号、第5回2号及び第6回2号無担保社債(社債間限定同順位特約付)をまとめて記載しております。

4 ＊1は海外連結子会社SMBC Capital Markets, Inc.及びSumitomo Mitsui Finance Australia Limitedの発行した普通社債のうち円建てで発行しているものをまとめて記載しております。

＊2は海外連結子会社SMBC Capital Markets, Inc.及びSumitomo Mitsui Finance Australia Limitedの発行した普通社債のうち米ドル建てで発行しているものをまとめて記載しております。

＊3は海外連結子会社SMBC Capital Markets, Inc.及びSumitomo Mitsui Finance Australia Limitedの発行した普通社債のうちその他通貨建てで発行しているものをまとめて記載しております。また、いずれも金額に重要性がないため、外貨建てによる発行金額はその記載を省略しております。

＊4は海外連結子会社SMBC International Finance N.V.、Sakura Capital Funding(Cayman) Limited、Sakura Finance(Cayman) Limited及び国内連結子会社株式会社関西アーバン銀行の発行した永久劣後社債及び期限付劣後社債のうち円建てで発行しているものをまとめて記載しております。

＊5は海外連結子会社SMBC International Finance N.V.の発行した米ドル建て期限付劣後社債であります。

＊6は国内連結子会社SMBCファイナンスサービス株式会社の発行した短期社債であります。

5 「前期末残高」、「当期末残高」欄の[ ]書きは、1年以内に償還が予定されている金額であります。

6 「前期末残高」、「当期末残高」欄の( )書きは、外貨建てによる金額であります。

7 連結会社の各決算日後5年内における償還予定額は以下のとおりであります。

1年以内 (百万円)	1年超2年以内 (百万円)	2年超3年以内 (百万円)	3年超4年以内 (百万円)	4年超5年以内 (百万円)
416,293	404,964	399,300	545,386	302,497

【借入金等明細表】

区分	前期末残高 (百万円)	当期末残高 (百万円)	平均利率 (%)	返済期限
借用金	1,016,438	933,567	2.02	―
再割引手形	11,576	2,918	2.20	平成18年4月～ 平成18年8月
借入金	1,004,862	930,648	2.02	平成18年1月～ 定めず

(注) 1　「平均利率」は、連結会社の各決算日現在の「利率」及び「当期末残高」により算出(加重平均)しております。

2　連結会社の各決算日後5年内における借入金の返済予定額は次のとおりであります。

	1年以内	1年超2年以内	2年超3年以内	3年超4年以内	4年超5年以内
借入金(百万円)	103,850	42,147	26,035	25,708	44,157

銀行業は、預金の受入れ、コール・手形市場からの資金の調達・運用等を営業活動として行っているため、借入金等明細表については連結貸借対照表中「負債の部」の「借用金」勘定の内訳を記載しております。

(参考)

なお、営業活動として資金調達を行っているコマーシャル・ペーパーの発行状況は、次のとおりであります。

区分	前期末残高 (百万円)	当期末残高 (百万円)	平均利率 (%)	返済期限
コマーシャル・ペーパー	4,500	―	―	―

(2) 【その他】

該当ありません。

2 【財務諸表等】

(1) 【財務諸表】

① 【貸借対照表】

区分	注記番号	前事業年度(平成17年3月31日現在) 金額(百万円)	構成比(%)	当事業年度(平成18年3月31日現在) 金額(百万円)	構成比(%)
(資産の部)					
現金預け金	※8	4,524,830	4.97	6,589,967	6.76
現金		1,164,028		1,010,221	
預け金		3,360,802		5,579,745	
コールローン		373,397	0.41	576,909	0.59
買現先勘定		88,021	0.10	81,470	0.08
債券貸借取引支払保証金		568,340	0.62	1,956,650	2.01
買入手形		573,000	0.63	—	—
買入金銭債権		126,682	0.14	115,637	0.12
特定取引資産	※8	3,363,376	3.69	3,694,791	3.79
商品有価証券		186,341		97,197	
商品有価証券派生商品		811		269	
特定取引有価証券派生商品		2,033		4,162	
特定金融派生商品		2,117,895		2,667,605	
その他の特定取引資産		1,056,293		925,557	
金銭の信託		3,832	0.00	2,912	0.00
有価証券	※8	23,676,696	25.98	25,202,541	25.87
国債	※2	13,000,401		11,137,621	
地方債		400,686		546,197	
社債		2,976,060		3,717,162	
株式	※1,2	3,536,869		4,457,872	
その他の証券	※1	3,762,679		5,343,687	
貸出金	※3,4,5,6,8,9	50,067,586	54.94	51,857,559	53.22
割引手形	※7	455,930		368,006	
手形貸付		4,260,696		3,340,994	
証書貸付		37,148,417		39,652,419	
当座貸越		8,202,541		8,496,139	
外国為替		840,923	0.92	877,570	0.90
外国他店預け		61,830		57,762	
外国他店貸		172,859		182,159	
買入外国為替	※7	433,867		455,061	
取立外国為替		172,366		182,586	
その他資産		1,446,439	1.59	1,567,812	1.61
未決済為替貸		4,513		4,287	
前払費用		8,209		7,280	
未収収益		196,806		206,780	
先物取引差入証拠金		8,714		12,419	
先物取引差金勘定		5,463		2,405	
金融派生商品		650,036		602,156	
繰延ヘッジ損失	※10	59,290		167,212	
社債発行差金		1,001		2,524	
その他の資産		512,401		562,744	
動産不動産	※11,12,13	660,469	0.73	639,538	0.66
土地建物動産		579,597		559,634	
建設仮払金		410		1,140	
保証金権利金		80,461		78,763	
繰延税金資産		1,502,153	1.65	976,203	1.00
支払承諾見返		4,303,148	4.72	4,120,300	4.23
貸倒引当金		△989,121	△1.09	△816,437	△0.84
資産の部合計		91,129,776	100.00	97,443,428	100.00

		前事業年度 (平成17年３月31日現在)		当事業年度 (平成18年３月31日現在)	
区分	注記番号	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
(負債の部)					
預金		62,788,328	68.90	65,070,784	66.78
当座預金		5,996,678		6,870,162	
普通預金		29,504,962		31,540,162	
貯蓄預金		1,003,211		932,465	
通知預金		3,513,789		3,852,479	
定期預金		18,283,246		17,868,305	
定期積金		62		57	
その他の預金		4,486,376		4,007,151	
譲渡性預金		2,803,299	3.08	3,151,382	3.23
コールマネー	※8	2,232,507	2.45	2,833,865	2.91
売現先勘定	※8	365,127	0.40	382,082	0.39
債券貸借取引受入担保金	※8	3,838,031	4.21	2,709,084	2.78
売渡手形	※8	2,578,700	2.83	5,104,100	5.24
特定取引負債		1,711,030	1.88	2,515,932	2.58
売付商品債券		34,500		113,768	
商品有価証券派生商品		524		1,238	
特定取引有価証券派生商品		2,061		4,079	
特定金融派生商品		1,673,943		2,396,846	
借用金		2,267,602	2.49	2,023,023	2.08
再割引手形	※7	11,576		2,918	
借入金	※14	2,256,026		2,020,104	
外国為替		477,845	0.52	449,560	0.46
外国他店預り		395,971		348,096	
外国他店借		33,787		44,041	
売渡外国為替		20,642		25,065	
未払外国為替		27,442		32,357	
社債	※15	3,718,372	4.08	3,776,707	3.87
信託勘定借		50,457	0.06	318,597	0.33
その他負債		1,143,206	1.25	1,295,135	1.33
未決済為替借		7,744		18,041	
未払法人税等		5,069		777	
未払費用		92,253		102,496	
前受収益		43,612		40,858	
従業員預り金		44,726		43,676	
給付補てん備金		0		0	
先物取引受入証拠金		13		2	
先物取引差金勘定		5,320		—	
金融派生商品		636,334		793,796	
取引約定未払金		157,998		160,294	
その他の負債		150,132		135,191	
賞与引当金		9,092	0.01	8,691	0.01
日本国際博覧会出展引当金		231	0.00	—	—
特別法上の引当金		18	0.00	18	0.00
金融先物取引責任準備金		18		18	
再評価に係る繰延税金負債	※11	90,043	0.10	49,384	0.05
支払承諾	※8	4,303,148	4.72	4,120,300	4.23
負債の部合計		88,377,041	96.98	93,808,652	96.27

		前事業年度 (平成17年３月31日現在)		当事業年度 (平成18年３月31日現在)	
区分	注記 番号	金額(百万円)	構成比 (%)	金額(百万円)	構成比 (%)
(資本の部)					
資本金	※16	664,986	0.73	664,986	0.68
資本剰余金		1,367,548	1.50	1,367,548	1.40
資本準備金		1,009,933		665,033	
その他資本剰余金		357,614		702,514	
資本金及び資本準備金減少差益		357,614		702,514	
利益剰余金	※17	291,311	0.32	794,033	0.82
任意積立金		221,532		221,502	
海外投資等損失準備金		31		1	
行員退職積立金		1,656		1,656	
別途準備金		219,845		219,845	
当期未処分利益		69,779		572,531	
土地再評価差額金	※11	42,345	0.05	24,716	0.03
その他有価証券評価差額金	※17	386,543	0.42	783,491	0.80
資本の部合計		2,752,735	3.02	3,634,776	3.73
負債及び資本の部合計		91,129,776	100.00	97,443,428	100.00

② 【損益計算書】

		前事業年度 （自 平成16年４月１日 至 平成17年３月31日）		当事業年度 （自 平成17年４月１日 至 平成18年３月31日）	
区分	注記番号	金額（百万円）	百分比（％）	金額（百万円）	百分比（％）
経常収益		2,289,372	100.00	2,287,935	100.00
資金運用収益		1,318,698		1,426,546	
貸出金利息		934,892		990,853	
有価証券利息配当金		262,640		317,180	
コールローン利息		4,998		11,459	
買現先利息		1,955		4,362	
債券貸借取引受入利息		181		613	
買入手形利息		3		7	
預け金利息		33,651		50,454	
金利スワップ受入利息		53,619		13,679	
その他の受入利息		26,755		37,936	
信託報酬		2,609		8,626	
役務取引等収益		399,434		474,972	
受入為替手数料		116,780		123,339	
その他の役務収益		282,653		351,632	
特定取引収益		131,779		13,250	
商品有価証券収益		1,352		―	
特定取引有価証券収益		―		1,229	
特定金融派生商品収益		129,991		10,942	
その他の特定取引収益		435		1,077	
その他業務収益		228,005		273,861	
外国為替売買益		115,580		202,634	
国債等債券売却益		80,794		43,102	
国債等債券償還益		263		90	
その他の業務収益		31,366		28,034	
その他経常収益		208,845		90,678	
株式等売却益		113,059		70,085	
金銭の信託運用益		0		39	
その他の経常収益	※１	95,785		20,553	

区分	注記番号	前事業年度 (自　平成16年４月１日 至　平成17年３月31日) 金額(百万円)	百分比(％)	当事業年度 (自　平成17年４月１日 至　平成18年３月31日) 金額(百万円)	百分比(％)
経常費用		2,361,053	103.13	1,567,002	68.49
資金調達費用		346,195		472,002	
預金利息		107,718		226,926	
譲渡性預金利息		3,045		7,690	
コールマネー利息		3,380		5,268	
売現先利息		2,786		6,359	
債券貸借取引支払利息		51,818		58,204	
売渡手形利息		105		113	
コマーシャル・ペーパー利息		0		―	
借用金利息		85,573		77,109	
社債利息		60,483		68,252	
その他の支払利息		31,283		22,077	
役務取引等費用		101,358		108,296	
支払為替手数料		22,590		23,432	
その他の役務費用		78,767		84,863	
特定取引費用		199		1,312	
商品有価証券費用		―		1,312	
特定取引有価証券費用		199		―	
その他業務費用		109,916		63,613	
国債等債券売却損		102,343		53,317	
国債等債券償還損		61		195	
国債等債券償却		243		―	
社債発行費償却		1,898		760	
金融派生商品費用		4,120		8,090	
その他の業務費用		1,248		1,249	
営業経費		603,477		604,098	
その他経常費用		1,199,906		317,679	
貸倒引当金繰入額		117,688		164,630	
貸出金償却		697,941		12,650	
株式等売却損		4,206		13,367	
株式等償却		227,580		31,257	
その他の経常費用	※２	152,489		95,773	
経常利益(△は経常損失)		△71,680	△3.13	720,933	31.51

		前事業年度 (自　平成16年4月1日 至　平成17年3月31日)		当事業年度 (自　平成17年4月1日 至　平成18年3月31日)	
区分	注記番号	金額(百万円)	百分比(%)	金額(百万円)	百分比(%)
特別利益		1,562	0.07	34,763	1.52
動産不動産処分益		1,381		4,157	
償却債権取立益		181		30,605	
特別損失		29,961	1.31	9,024	0.39
動産不動産処分損		13,877		2,699	
減損損失	※3	—		6,300	
その他の特別損失	※4	16,084		23	
税引前当期純利益 (△は税引前当期純損失)		△100,079	△4.37	746,672	32.64
法人税、住民税及び事業税		6,379	0.28	13,512	0.59
還付法人税等		8,184	0.36	—	—
法人税等調整額		38,579	1.69	213,639	9.34
当期純利益 (△は当期純損失)		△136,854	△5.98	519,520	22.71
前期繰越利益		254,523		69,774	
土地再評価差額金取崩額		2,559		17,629	
中間配当額		50,449		34,393	
当期未処分利益		69,779		572,531	

③ 【利益処分計算書】

		前事業年度 (株主総会承認日 平成17年6月29日)	当事業年度 (株主総会承認日 平成18年6月29日)
区分	注記番号	金額(百万円)	金額(百万円)
(当期未処分利益の処分)			
当期未処分利益		69,779	572,531
任意積立金取崩額		29	0
海外投資等損失準備金取崩額		29	0
計		69,808	572,531
利益処分額		33	300,027
第1回第六種優先株式配当金		(1株につき485円) 33	—
普通株式配当金		—	(1株につき5,434円) 300,027
次期繰越利益		69,774	272,504
(その他資本剰余金の処分)			
その他資本剰余金		357,614	702,514
その他資本剰余金処分額		—	—
その他資本剰余金次期繰越額		357,614	702,514

重要な会計方針

	前事業年度 (自　平成16年4月1日 至　平成17年3月31日)	当事業年度 (自　平成17年4月1日 至　平成18年3月31日)
1　特定取引資産・負債の評価基準及び収益・費用の計上基準	金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。 特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。 また、特定取引収益及び特定取引費用の損益計上は、当事業年度中の受払利息等に、有価証券、金銭債権等については前事業年度末と当事業年度末における評価損益の増減額を、派生商品については前事業年度末と当事業年度末におけるみなし決済からの損益相当額の増減額を加えております。	同左
2　有価証券の評価基準及び評価方法	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前1カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。 (2) 金銭の信託において信託財産を構成している有価証券の評価は、上記1及び2(1)と同じ方法により行っております。	(1) 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前1カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。 (2)　　同左

	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)	当事業年度 (自　平成17年４月１日 至　平成18年３月31日)
3　デリバティブ取引の評価基準及び評価方法	デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。	同左
4　固定資産の減価償却の方法	(1) 動産不動産 動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。 建物　７年～50年 動産　２年～20年 (2) ソフトウェア 自社利用のソフトウェアについては、行内における利用可能期間(５年)に基づく定額法により償却しております。	(1) 動産不動産 同左 (2) ソフトウェア 同左
5　繰延資産の処理方法	新株発行費及び社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。	社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。
6　外貨建ての資産及び負債の本邦通貨への換算基準	外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。	同左
7　引当金の計上基準	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。	(1) 貸倒引当金 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。 破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

	前事業年度 (自　平成16年4月1日 至　平成17年3月31日)	当事業年度 (自　平成17年4月1日 至　平成18年3月31日)
	なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち、与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は1,531,846百万円であります。	なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。 上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。 すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。 なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は603,622百万円であります。
	(2) 賞与引当金 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。	(2) 賞与引当金 同左

	前事業年度 (自　平成16年４月１日 至　平成17年３月31日)	当事業年度 (自　平成17年４月１日 至　平成18年３月31日)
	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理 なお、会計基準変更時差異については、５年による按分額を費用処理しております。 また、平成17年３月16日付で「退職給付に係る会計基準」(企業会計審議会　平成10年６月16日)の一部が改正され、実際運用収益が期待運用収益を超過したこと等による数理計算上の差異の発生又は給付水準を引き下げたことによる過去勤務債務の発生により年金資産が企業年金制度に係る退職給付債務を超えることとなった場合の当該超過額(以下、「未認識年金資産」という。)を資産及び利益として認識することが認められました。そのため、当事業年度から本改正会計基準を早期適用し、未認識年金資産を数理計算上の差異として処理しております。この早期適用に伴う損益への影響はありません。	(3) 退職給付引当金 退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。 過去勤務債務： その発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により損益処理 数理計算上の差異： 各発生年度の従業員の平均残存勤務期間内の一定の年数(10年)による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理
	(4) 日本国際博覧会出展引当金 「2005年日本国際博覧会」(愛知万博)への出展費用については、日本国際博覧会出展引当金を計上しております。 なお、この引当金は租税特別措置法第57条の２の準備金を含んでおります。	――――――
	(5) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第82条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。	(4) 金融先物取引責任準備金 金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
8　リース取引の処理方法	リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。	同左
9　ヘッジ会計の方法	・金利リスク・ヘッジ 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は197,872百万円、繰延ヘッジ利益の総額は167,948百万円であります。	・金利リスク・ヘッジ 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。 小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。 相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。 個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。 また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。

	前事業年度 （自　平成16年４月１日 至　平成17年３月31日）	当事業年度 （自　平成17年４月１日 至　平成18年３月31日）
	・為替変動リスク・ヘッジ 異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。 これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。 また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。	・為替変動リスク・ヘッジ 同左
	・内部取引等 デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。	・内部取引等 同左
10　消費税等の会計処理	消費税及び地方消費税の会計処理は、税抜方式によっております。	同左

会計方針の変更

前事業年度 (自　平成16年４月１日 至　平成17年３月31日)	当事業年度 (自　平成17年４月１日 至　平成18年３月31日)
――――――	固定資産の減損に係る会計基準 「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年８月９日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第６号平成15年10月31日)を当事業年度から適用しております。これにより税引前当期純利益は5,534百万円減少しております。 なお、銀行業においては、「銀行法施行規則」(昭和57年大蔵省令第10号)に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

追加情報

前事業年度 (自　平成16年４月１日 至　平成17年３月31日)	当事業年度 (自　平成17年４月１日 至　平成18年３月31日)
外形標準課税 「地方税法等の一部を改正する法律」(平成15年法律第９号)が平成15年３月31日に公布され、平成16年４月１日以後開始する事業年度より法人事業税に係る課税標準の一部が「付加価値額」及び「資本等の金額」に変更されることになりました。これに伴い、「法人事業税における外形標準課税部分の損益計算書上の表示についての実務上の取扱い」(企業会計基準委員会実務対応報告第12号)に基づき、「付加価値額」及び「資本等の金額」に基づき算定された法人事業税について、当事業年度から損益計算書中の「営業経費」に含めて表示しております。	――――――

注記事項

(貸借対照表関係)

前事業年度 (平成17年３月31日現在)	当事業年度 (平成18年３月31日現在)
※１　子会社の株式及び出資総額 1,248,777百万円	※１　子会社の株式及び出資総額 1,267,636百万円
※２　無担保の消費貸借契約により貸し付けている有価証券が、「国債」に900百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は455,873百万円、当事業年度末に当該処分をせずに所有しているものは146,154百万円であります。	※２　無担保の消費貸借契約により貸し付けている有価証券が、「国債」及び「株式」に合計1,331百万円含まれております。 　無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,700,423百万円、当事業年度末に当該処分をせずに所有しているものは176,327百万円であります。
※３　貸出金のうち、破綻先債権額は45,931百万円、延滞債権額は1,238,022百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。	※３　貸出金のうち、破綻先債権額は40,914百万円、延滞債権額は551,083百万円であります。 　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。 　また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
※４　貸出金のうち、３カ月以上延滞債権額は26,902百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。	※４　貸出金のうち、３カ月以上延滞債権額は23,446百万円であります。 　なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

前事業年度 (平成17年３月31日現在)	当事業年度 (平成18年３月31日現在)
※５　貸出金のうち、貸出条件緩和債権額は425,006百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。	※５　貸出金のうち、貸出条件緩和債権額は298,728百万円であります。 なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,735,863百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。	※６　破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は914,173百万円であります。 なお、上記３から６に掲げた債権額は、貸倒引当金控除前の金額であります。
※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は889,797百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は11,576百万円であります。	※７　手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号)に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は823,068百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は2,918百万円であります。
※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　42,122百万円 特定取引資産　603,630百万円 有価証券　6,202,718百万円 貸出金　1,524,286百万円 担保資産に対応する債務 コールマネー　1,297,669百万円 売現先勘定　365,127百万円 債券貸借取引受入担保金　3,253,631百万円 売渡手形　2,578,700百万円 支払承諾　117,227百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金5,580百万円、特定取引資産126,821百万円、有価証券6,792,136百万円及び貸出金27,500百万円を差し入れております。	※８　担保に供している資産は次のとおりであります。 担保に供している資産 現金預け金　40,355百万円 特定取引資産　114,551百万円 有価証券　8,948,338百万円 貸出金　1,511,348百万円 担保資産に対応する債務 コールマネー　1,842,000百万円 売現先勘定　382,082百万円 債券貸借取引受入担保金　2,505,220百万円 売渡手形　5,104,100百万円 支払承諾　90,635百万円 上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,696百万円、特定取引資産665,395百万円、有価証券4,380,011百万円を差し入れております。

前事業年度 (平成17年３月31日現在)	当事業年度 (平成18年３月31日現在)
※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、34,350,513百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが30,980,424百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で「繰延ヘッジ損失」として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は487,674百万円、繰延ヘッジ利益の総額は428,383百万円であります。 ※11　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日及び平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出 同法律第10条に定める再評価を行った事業用土地の当事業年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より19,675百万円下回っております。	※９　当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,211,135百万円であります。このうち原契約期間が１年以内のもの又は任意の時期に無条件で取消可能なものが30,551,729百万円あります。 なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。 ※10　繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で「繰延ヘッジ損失」として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は601,956百万円、繰延ヘッジ利益の総額は434,744百万円であります。 ※11　土地の再評価に関する法律(平成10年３月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年３月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。 再評価を行った年月日 平成10年３月31日及び平成14年３月31日 同法律第３条第３項に定める再評価の方法 土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出 同法律第10条に定める再評価を行った事業用土地の当事業年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より14,266百万円下回っております。

前事業年度 (平成17年３月31日現在)	当事業年度 (平成18年３月31日現在)
※12　動産不動産の減価償却累計額 423,840百万円 ※13　動産不動産の圧縮記帳額 64,783百万円 (当事業年度圧縮記帳額　―百万円) ※14　借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金2,041,078百万円が含まれております。 ※15　社債には、劣後特約付社債1,415,048百万円が含まれております。 ※16　会社が発行する株式の総数 普通株式　100,000千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第四種優先株式　250千株 第五種優先株式　250千株 第六種優先株式　300千株 発行済株式総数 普通株式　55,212千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第１回第六種優先株式　70千株 ※17　商法施行規則第124条第３号に規定する時価を付したことにより増加した純資産額は593,053百万円であります。	※12　動産不動産の減価償却累計額 440,928百万円 ※13　動産不動産の圧縮記帳額 63,722百万円 (当事業年度圧縮記帳額　―百万円) ※14　借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,762,734百万円が含まれております。 ※15　社債には、劣後特約付社債1,855,107百万円が含まれております。 ※16　会社が発行する株式の総数 普通株式　100,000千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第四種優先株式　250千株 第五種優先株式　250千株 第六種優先株式　300千株 発行済株式総数 普通株式　55,212千株 第一種優先株式　35千株 第二種優先株式　100千株 第三種優先株式　695千株 第１回第六種優先株式　70千株 ※17　商法施行規則第124条第３号に規定する時価を付したことにより増加した純資産額は893,900百万円であります。

（損益計算書関係）

<table>
<tr><th>前事業年度
（自　平成16年４月１日
至　平成17年３月31日）</th><th>当事業年度
（自　平成17年４月１日
至　平成18年３月31日）</th></tr>
<tr><td>※１　その他の経常収益には、退職給付信託に係る信託設定益75,275百万円を含んでおります。
※２　その他の経常費用には、延滞債権等を売却したことによる損失137,541百万円を含んでおります。
※４　その他の特別損失には、退職給付会計導入に伴う会計基準変更時差異の費用処理額16,001百万円を含んでおります。</td><td>※２　その他の経常費用には、延滞債権等を売却したことによる損失79,659百万円を含んでおります。
※３　当事業年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。
<table><tr><th>地域</th><th>主な用途</th><th>種類</th><th>減損損失額</th></tr><tr><td>首都圏</td><td>遊休資産 47物件</td><td>土地、建物等</td><td>5,277百万円</td></tr><tr><td>近畿圏</td><td>遊休資産 14物件</td><td>土地、建物等</td><td>716百万円</td></tr><tr><td>その他</td><td>遊休資産 14物件</td><td>土地、建物等</td><td>305百万円</td></tr></table>　当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。
　当事業年度は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。
　回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。</td></tr>
</table>

（リース取引関係）

<table>
<tr><th>前事業年度
（自　平成16年４月１日
至　平成17年３月31日）</th><th>当事業年度
（自　平成17年４月１日
至　平成18年３月31日）</th></tr>
<tr><td>１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額
取得価額相当額
動産　7,868百万円
その他　106百万円
合計　7,974百万円
減価償却累計額相当額
動産　6,248百万円
その他　94百万円
合計　6,343百万円
事業年度末残高相当額
動産　1,619百万円
その他　11百万円
合計　1,630百万円
・未経過リース料事業年度末残高相当額
１年内　1,310百万円
１年超　486百万円
合計　1,796百万円
・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　1,489百万円
減価償却費相当額　1,379百万円
支払利息相当額　63百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。
２　オペレーティング・リース取引
・未経過リース料
１年内　14,443百万円
１年超　70,813百万円
合計　85,257百万円</td><td>１　リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額
取得価額相当額
動産　4,864百万円
その他　64百万円
合計　4,928百万円
減価償却累計額相当額
動産　1,083百万円
その他　6百万円
合計　1,089百万円
事業年度末残高相当額
動産　3,780百万円
その他　58百万円
合計　3,838百万円
・未経過リース料事業年度末残高相当額
１年内　694百万円
１年超　3,186百万円
合計　3,880百万円
・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　1,362百万円
減価償却費相当額　1,224百万円
支払利息相当額　80百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。
２　オペレーティング・リース取引
・未経過リース料
１年内　15,047百万円
１年超　78,392百万円
合計　93,440百万円</td></tr>
</table>

（有価証券関係）

○子会社株式及び関連会社株式で時価のあるもの

Ⅰ　当事業年度(平成18年３月31日現在)

	貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	84,400	253,120	168,720
関連会社株式	223,660	322,516	98,855
合計	308,061	575,637	267,575

（注）　時価は、当事業年度末日における市場価格等に基づいております。

Ⅱ　前事業年度(平成17年３月31日現在)

	貸借対照表計上額 （百万円）	時価 （百万円）	差額 （百万円）
子会社株式	85,526	141,939	56,412
関連会社株式	154,274	158,205	3,930
合計	239,801	300,144	60,343

（注）　時価は、前事業年度末日における市場価格等に基づいております。

（税効果会計関係）

前事業年度 （自　平成16年４月１日 至　平成17年３月31日）		当事業年度 （自　平成17年４月１日 至　平成18年３月31日）	
１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳		１　繰延税金資産及び繰延税金負債の発生の主な原因別の内訳	
繰延税金資産		繰延税金資産	
税務上の繰越欠損金	822,788百万円	税務上の繰越欠損金	1,087,449百万円
貸出金償却	562,134百万円	貸出金償却	170,183百万円
有価証券償却	532,971百万円	有価証券償却	447,711百万円
貸倒引当金	315,431百万円	貸倒引当金	250,701百万円
退職給付引当金	76,904百万円	退職給付引当金	74,430百万円
減価償却費	6,102百万円	減価償却費	6,509百万円
その他	62,780百万円	その他	40,322百万円
繰延税金資産小計	2,379,113百万円	繰延税金資産小計	2,077,308百万円
評価性引当額	△553,345百万円	評価性引当額	△504,653百万円
繰延税金資産合計	1,825,767百万円	繰延税金資産合計	1,572,655百万円
繰延税金負債		繰延税金負債	
その他有価証券評価差額金	△264,531百万円	その他有価証券評価差額金	△536,183百万円
退職給付信託設定益	△51,714百万円	退職給付信託設定益	△51,645百万円
その他	△7,367百万円	その他	△8,623百万円
繰延税金負債合計	△323,613百万円	繰延税金負債合計	△596,452百万円
繰延税金資産の純額	1,502,153百万円	繰延税金資産の純額	976,203百万円
２　法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳		２　法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳	
法定実効税率	40.63%	法定実効税率	40.63%
（調整）		（調整）	
受取配当金益金不算入	6.42%	受取配当金益金不算入	△1.53%
外国税額	0.55%	外国税額	1.02%
評価性引当額	△84.10%	評価性引当額	△9.36%
その他	△0.25%	その他	△0.34%
税効果会計適用後の法人税等の負担率	△36.75%	税効果会計適用後の法人税等の負担率	30.42%

（1株当たり情報）

		前事業年度 （自 平成16年4月1日 至 平成17年3月31日）	当事業年度 （自 平成17年4月1日 至 平成18年3月31日）
1株当たり純資産額	円	26,129.71	42,105.57
1株当たり当期純利益 (△は1株当たり当期純損失)	円	△2,718.23	9,066.46
潜在株式調整後 1株当たり当期純利益	円	―	9,050.63

（注）1　1株当たり当期純利益(又は1株当たり当期純損失)及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

		前事業年度 （自 平成16年4月1日 至 平成17年3月31日）	当事業年度 （自 平成17年4月1日 至 平成18年3月31日）
1株当たり当期純利益 (又は1株当たり当期純損失)			
当期純利益(△は当期純損失)	百万円	△136,854	519,520
普通株主に帰属しない金額	百万円	12,772	18,934
(うち優先配当額)	百万円	12,772	18,934
普通株式に係る当期純利益 (△は普通株式に係る当期純損失)	百万円	△149,627	500,586
普通株式の期中平均株式数	千株	55,045	55,212
潜在株式調整後1株当たり当期純利益			
当期純利益調整額	百万円	―	12,739
(うち優先配当額)	百万円	―	12,739
普通株式増加数	千株	―	1,504
(うち優先株式)	千株	―	1,504
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要		第一種優先株式 (発行済株式数 35千株) 第二種優先株式 (発行済株式数 100千株) 第三種優先株式 (発行済株式数 695千株)	――――

2　潜在株式調整後1株当たり当期純利益につきましては、前事業年度は当期純損失が計上されているため、記載しておりません。

(重要な後発事象)

前事業年度 (自　平成16年４月１日 至　平成17年３月31日)	当事業年度 (自　平成17年４月１日 至　平成18年３月31日)
――――――	当行は、平成18年４月27日に金融庁より、法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分(業務停止命令並びに業務改善命令)を受けております。

④ 【附属明細表】

当事業年度(自　平成17年４月１日　至　平成18年３月31日)

【有形固定資産等明細表】

資産の種類	前期末残高(百万円)	当期増加額(百万円)	当期減少額(百万円)	当期末残高(百万円)	当期末減価償却累計額又は償却累計額(百万円)	当期償却額(百万円)	差引当期末残高(百万円)
有形固定資産							
土地(注)3	(△7) 337,982	172	9,623 (2,914)	328,530	―	―	328,530
建物(注)3	(△313) 410,692	10,225	6,915 (3,332)	414,002	234,289	9,313	179,713
動産(注)3	(△517) 255,601	11,292	8,865 (―)	258,029	206,638	17,690	51,390
建設仮払金	(△2) 412	1,554	826 (―)	1,140	―	―	1,140
有形固定資産計	(△839) 1,004,688	23,246	26,231 (6,247)	1,001,703	440,928	27,004	560,774
無形固定資産							
借地権　(注)4,6	―	―	―	6,284	―	―	6,284
電話加入権(注)4,6	―	―	―	1,683	―	―	1,683
電気通信施設利用権　(注)4,6	―	―	―	1,254	1,042	61	212
ソフトウェア(注)5,6	―	―	―	152,787	87,581	25,710	65,206
無形固定資産計	―	―	―	162,010	88,623	25,771	73,386
社債発行差金	(△29) 1,428	1,888	114	3,202	677	387	2,524

(注)１　前期末残高欄における(　)内は、為替換算差額であります。

２　当期減少額欄における(　)内は、減損損失の計上額(内書き)であります。

３　土地、建物、動産の３つの項目は、貸借対照表科目では「土地建物動産」に計上しております。

４　借地権、電話加入権、電気通信施設利用権の３つの項目は、貸借対照表科目では「保証金権利金」に計上しております。

５　ソフトウェアは、貸借対照表科目では「その他の資産」に計上しております。

６　無形固定資産の金額が資産総額の１％以下であるため、無形固定資産に係わる記載中の「前期末残高」、「当期増加額」及び「当期減少額」の記載を省略しております。

【資本金等明細表】

区分			前期末残高	当期増加額	当期減少額	当期末残高
資本金(百万円)			664,986	—	—	664,986
資本金のうち既発行株式	普通株式(注) 1	(株)	(55,212,947)	—	—	(55,212,947)
	第一種優先株式 (注) 1	(株)	(35,000)	—	—	(35,000)
	第二種優先株式 (注) 1	(株)	(100,000)	—	—	(100,000)
	第三種優先株式 (注) 1	(株)	(695,000)	—	—	(695,000)
	第1回第六種優先株式	(株)	(70,001)	—	—	(70,001)
	第1回第六種優先株式	(百万円)	105,001	—	—	105,001
	計	(株)	(56,112,948)	—	—	(56,112,948)
	計	(百万円)	664,986	—	—	664,986
資本準備金及びその他資本剰余金	(資本準備金) 株式払込剰余金	(百万円)	164,986	—	—	164,986
	合併差益(注) 2	(百万円)	819,708	—	319,660	500,047
	その他 (注) 2	(百万円)	25,239	—	25,239	—
	(その他資本剰余金) 資本金及び資本準備金減少差益 (注) 2	(百万円)	357,614	344,900	—	702,514
	計	(百万円)	1,367,548	344,900	344,900	1,367,548
利益準備金及び任意積立金	(任意積立金) 海外投資等損失準備金 (注) 3	(百万円)	31	—	29	1
	行員退職積立金	(百万円)	1,656	—	—	1,656
	別途準備金	(百万円)	219,845	—	—	219,845
	計	(百万円)	221,532	—	29	221,502

(注) 1 普通株式、第一種優先株式、第二種優先株式及び第三種優先株式の資本金の内訳は、株式種類ごとの分別ができないため株式数のみ記載しております。

2 商法第289条第2項及び銀行法第18条第2項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替えたものであります。

3 当期減少額は、前期決算の利益処分によるものであります。

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	(△4, 825) 993, 947	816, 437	342, 141	651, 806	816, 437
一般貸倒引当金	(△4, 600) 422, 155	572, 536	—	422, 155	572, 536
個別貸倒引当金	(△225) 567, 861	241, 546	342, 141	225, 720	241, 546
うち非居住者向け債権分	(△225) 23, 741	18, 076	2, 761	20, 979	18, 076
特定海外債権引当勘定	3, 930	2, 354	—	3, 930	2, 354
賞与引当金	9, 092	8, 691	9, 092	—	8, 691
日本国際博覧会出展引当金	231	60	290	1	—
金融先物取引責任準備金	18	—	—	—	18
計	(△4, 825) 1, 003, 289	825, 189	351, 524	651, 807	825, 146

（注）1　当期減少額(その他)欄に記載の減少額はそれぞれ次の理由によるものであります。
　　一般貸倒引当金……………………… 洗替による取崩額
　　個別貸倒引当金……………………… 洗替による取崩額
　　　うち非居住者向け債権分……… 洗替による取崩額
　　特定海外債権引当勘定…………… 洗替による取崩額
　　日本国際博覧会出展引当金……… 日本国際博覧会の閉会に伴い、出展に係る見積り額と実際の支出額との差額を取崩したもの。
　2　(　)内は為替換算差額であります。

○　未払法人税等

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
未払法人税等	(△13) 5, 083	777	5, 083	—	777
未払法人税等	(△13) 1, 466	777	1, 466	—	777
未払事業税	3, 617	—	3, 617	—	—

（注）（　）内は為替換算差額であります。

(2) 【主な資産及び負債の内容】

当事業年度末(平成18年３月31日現在)の主な資産及び負債の内容は、次のとおりであります。

① 資産の部

預け金	日本銀行への預け金3,756,362百万円、他の銀行への預け金1,819,463百万円その他であります。
その他の証券	外国証券4,372,125百万円その他であります。
前払費用	営業経費3,917百万円、支払手数料3,268百万円その他であります。
未収収益	有価証券利息配当金88,859百万円、貸出金利息66,496百万円その他であります。
その他の資産	金融安定化拠出金等208,932百万円、前払年金費用176,976百万円、仮払金79,152百万円(有価証券利息立替金及び未収還付法人税等)、ソフトウェア65,206百万円その他であります。

② 負債の部

その他の預金	外貨預金2,460,650百万円、別段預金1,125,296百万円その他であります。
未払費用	預金利息37,563百万円、社債利息21,405百万円、借用金利息16,985百万円その他であります。
前受収益	貸出金利息27,994百万円その他であります。
その他の負債	仮受金118,031百万円(送金及び振込資金等)その他であります。

(3) 【信託財産残高表】

資産				
科目	前事業年度 (平成17年３月31日現在)		当事業年度 (平成18年３月31日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
貸出金	9,780	1.26	7,870	0.60
有価証券	81,840	10.53	238,205	18.24
受託有価証券	34,166	4.40	33,590	2.57
金銭債権	600,618	77.28	706,349	54.09
動産不動産	―	―	85	0.01
その他債権	315	0.04	1,216	0.09
銀行勘定貸	50,457	6.49	318,597	24.40
合計	777,177	100.00	1,305,915	100.00

負債				
科目	前事業年度 (平成17年３月31日現在)		当事業年度 (平成18年３月31日現在)	
	金額(百万円)	構成比(%)	金額(百万円)	構成比(%)
金銭信託	101,323	13.04	530,255	40.60
有価証券の信託	34,166	4.40	33,590	2.57
金銭債権の信託	480,147	61.78	603,656	46.23
包括信託	161,539	20.78	138,413	10.60
合計	777,177	100.00	1,305,915	100.00

(注) 1 共同信託他社管理財産はありません。

2 元本補てん契約のある信託については取り扱っておりません。

(4) 【その他】

該当ありません。

第６ 【提出会社の株式事務の概要】

決算期	３月31日
定時株主総会	６月中
基準日	３月31日
株券の種類	１株券・10株券・100株券・1,000株券
中間配当基準日	12月31日
１単元の株式数	―
株式の名義書換え	
取扱場所	東京都千代田区丸の内一丁目４番４号 住友信託銀行株式会社証券代行部
株主名簿管理人	大阪市中央区北浜四丁目５番33号 住友信託銀行株式会社
取次所	住友信託銀行株式会社本店及び全国各支店
名義書換手数料	無料
不所持株券の交付請求及び株券の汚損又は毀損による再発行請求に係る手数料	株券１枚につき250円
株券喪失登録の申請に係る手数料	次の金額の合計額　申請１件につき10,000円 申請に係る株券１枚につき500円
公告掲載方法	日本経済新聞。ただし、決算公告につきましては、当行ウェブサイトに掲載いたします。
株主に対する特典	該当ありません

第７　【提出会社の参考情報】

１　【提出会社の親会社等の情報】

当行の親会社等に該当する株式会社三井住友フィナンシャルグループは継続開示会社であり、株式会社東京証券取引所、株式会社大阪証券取引所及び株式会社名古屋証券取引所に上場しております。

２　【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1)　臨時報告書　　平成17年６月１日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(2)　臨時報告書　　平成17年６月13日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第12号(提出会社の財政状態及び経営成績に著しい影響を与える事象)及び同条同項第19号(連結会社の財政状態及び経営成績に著しい影響を与える事象)に基づく臨時報告書であります。

(3)　臨時報告書　　平成17年６月13日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(4)　臨時報告書　　平成17年６月28日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(5)	有価証券報告書 及びその添付書類	事業年度 (第２期)	自　平成16年４月１日 至　平成17年３月31日	平成17年６月30日 関東財務局長に提出。
(6)	半期報告書	(第３期中)	自　平成17年４月１日 至　平成17年９月30日	平成17年12月６日 関東財務局長に提出。

(7)　臨時報告書　　平成18年４月３日
関東財務局長に提出。

企業内容等の開示に関する内閣府令第19条第２項第９号(代表取締役の異動)に基づく臨時報告書であります。

(8) 発行登録追補書類
及びその添付書類

平成17年４月８日
平成17年５月11日
平成17年７月６日
平成17年８月３日
平成17年９月22日
平成17年10月６日
及び平成18年４月14日
関東財務局長に提出。

平成16年７月１日提出の発行登録書(社債の募集)に係る発行登録追補書類であります。

(9) 訂正発行登録書

平成17年４月27日
平成17年６月１日
平成17年６月14日
平成17年６月28日
平成17年６月30日
平成17年12月６日
平成18年３月３日
平成18年４月４日
及び平成18年５月１日
関東財務局長に提出。

平成16年７月１日提出の発行登録書(社債の募集)に係る訂正発行登録書であります。

第二部 【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成17年６月29日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員
業務執行社員　公認会計士　佐　藤　正　典　㊞

指定社員
業務執行社員　公認会計士　沼　野　廣　志　㊞

指定社員
業務執行社員　公認会計士　髙　波　博　之　㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成16年４月１日から平成17年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友銀行及び連結子会社の平成17年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の監査報告書

平成18年６月29日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	髙　波　博　之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成17年４月１日から平成18年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友銀行及び連結子会社の平成18年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の監査報告書

平成17年６月29日

株式会社三井住友銀行
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐　藤　正　典	㊞
指定社員 業務執行社員	公認会計士	沼　野　廣　志	㊞
指定社員 業務執行社員	公認会計士	髙　波　博　之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成16年４月１日から平成17年３月31日までの第２期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友銀行の平成17年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

独立監査人の監査報告書

平成18年６月29日

株式会社三井住友銀行

取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐	藤	正	典	㊞
指定社員 業務執行社員	公認会計士	沼	野	廣	志	㊞
指定社員 業務執行社員	公認会計士	髙	波	博	之	㊞

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている株式会社三井住友銀行の平成17年４月１日から平成18年３月31日までの第３期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、株式会社三井住友銀行の平成18年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

※　上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当行が別途保管しております。

証券コード 8316

平成18年6月13日

株主の皆さまへ

東京都千代田区有楽町一丁目1番2号
株式会社　三井住友フィナンシャルグループ
取締役社長　北　山　禎　介

定時株主総会招集ご通知

拝啓　ますますご清栄のこととお喜び申し上げます。
さて、来る6月29日(木曜日)午前10時より東京都千代田区丸の内一丁目3番2号株式会社三井住友銀行大手町本部ビルにおいて、下記事項を目的事項として、第4期定時株主総会を開催いたしますから、ご出席くださいますようお願い申し上げます。
なお、当日ご出席願えない場合は、郵送またはインターネットにより議決権を行使することができますので、お手数ながら後記の株主総会参考書類をご検討願い、次頁の記載に従って、議決権をご行使くださいますようお願い申し上げます。

敬　具

株主総会の目的事項

報告事項
1. 平成17年4月1日より平成18年3月31日に至る第4期営業報告書、連結貸借対照表及び連結損益計算書並びに連結計算書類に係る会計監査人及び監査役会の監査結果報告の件
2. 平成17年4月1日より平成18年3月31日に至る第4期貸借対照表及び損益計算書報告の件

決議事項
第1号議案　第4期利益処分案承認の件
第2号議案　準備金の額の減少の件
第3号議案　自己の株式の取得の件
第4号議案　定款一部変更の件
第5号議案　取締役3名選任の件
第6号議案　監査役1名選任の件
第7号議案　退任取締役及び退任監査役に対し退職慰労金贈呈の件

招集通知に添付すべき連結計算書類及び計算書類並びに監査報告書謄本は、別添の「第4期報告書」に記載のとおりであります。

以　上

(お願い)　当日ご出席の際は、お手数ながら同封の**出席票**を議決権行使書用紙と切り離さずに会場受付へご提出願います。

(お知らせ)　株主総会参考書類並びに招集通知に添付すべき連結計算書類及び計算書類に修正すべき事項が生じた場合は、修正後の事項を、インターネット上の当社ウェブサイト(http://www.smfg.co.jp)に掲載いたします。

【郵送またはインターネットによる議決権行使について】

1. 郵送による議決権行使

同封の議決権行使書用紙に賛否をご表示いただき、平成18年6月28日（水曜日）午後5時10分までに当社株主名簿管理人に到着するようにご返送ください。

なお、同封の記載面保護シールをご利用ください。

2. インターネットによる議決権行使

(1) パーソナルコンピュータまたは携帯電話から議決権行使サイト（http://www.webdk.net）にアクセスし、同封の議決権行使書・出席票用紙に記載の議決権行使コード及びパスワードをご入力のうえ、画面の案内に従って、平成18年6月28日（水曜日）午後5時10分までに賛否をご登録ください。

なお、携帯電話を用いて議決権を行使される場合、セキュリティ確保のため利用可能機種が制限されております。詳細につきましては、下記のお問合せ先にご照会ください。

(2) インターネットによる議決権行使が複数回なされた場合は、最後のものを有効な議決権行使といたします。

(3) 郵送による議決権行使とインターネットによる議決権行使が重複してなされた場合は、インターネットによるものを有効な議決権行使といたします。

(4) 議決権行使サイトをご利用いただく際のプロバイダへのダイヤルアップ接続料金及び通信事業者への通信料金等は、株主の皆さまのご負担となります。

〈インターネットによる議決権行使についてのお問合せ先〉
住友信託銀行株式会社　証券代行部
0120－186－417（フリーダイヤル）

株主総会参考書類

議案及び参考事項

第１号議案　第４期利益処分案承認の件

議案の内容は別添の「第４期報告書」（32頁）に記載のとおりであります。

当期は、当社グループ全体の内部留保の水準を勘案し、社外流出を抑制して自己資本の充実を図る必要がありますことから、当期末の普通株式の配当金につきましては、前期末の配当金と同じく１株につき3,000円といたしたいと存じます。

また、当期末の各種優先株式の配当金につきましては、それぞれ所定の金額といたしたいと存じます。

なお、当期の役員賞与金につきましては、計上いたしておりません。

第２号議案　準備金の額の減少の件

今後の財務戦略上の柔軟性及び機動性を確保すること等を目的として、会社法（平成17年７月26日法律第86号）第448条第１項の規定に基づき、資本準備金の額を減少し、同額をその他資本剰余金に振り替えたいと存じます。

減少する準備金の額及び準備金の額の減少がその効力を生ずる日は、次のとおりであります。

(1) 減少する準備金の額
　資本準備金1,420,989,834,951円のうち1,000,000,000,000円

(2) 準備金の額の減少がその効力を生ずる日
　平成18年８月11日

第３号議案　自己の株式の取得の件

必要に応じて機動的な資本政策の遂行を可能とするため、第２号議案の承認及び準備金の額の減少がその効力を生ずることを条件として、会社法第155条第３号及び第156条第１項の規定に基づき、平成18年８月11日から平成19年５月31日までに自己の株式を取得する枠を、次のとおり設定することといたしたいと存じます。

取得する株式の種類	取得する株式の数	株式を取得するのと引換えに交付する金銭の総額
普　通　株　式	上限　1,000,000株	上限　１兆2,000億円
第二種優先株式	上限　67,000株	上限　１兆2,000億円
第三種優先株式	上限　695,000株	上限　１兆2,000億円
――――――	合算上限　1,762,000株	合算上限　１兆2,000億円

第４号議案　定款一部変更の件

会社法の施行等に伴い、定款を下記現行定款・変更案対照表のとおり変更しようとするものであります。

なお、変更の理由は次のとおりであります。

1. 当社の機関に関し、第４条を新設しようとするものであります。
2. 当社の株式に係る株券の発行に関し、第７条を新設しようとするものであります。
3. 当社の株主名簿管理人等に関し、現行定款を変更し、第11条とするものであります。
4. 法務省令に定めるところに従い株主総会参考書類等のインターネットを利用した方法による開示及びみなし提供を可能とするため、現行定款を変更し、第23条を新設しようとするものであります。
5. 会社法に定めるところに従い取締役会の決議を省略することができるよう、第31条第５項を新設しようとするものであります。
6. 当社と社外取締役及び社外監査役との間に責任限定契約の締結を可能とするため、第34条及び第40条を新設しようとするものであります。なお、第34条の新設に関する議案を本総会に提出することにつきましては、各監査役の同意を得ております。
7. その他全般にわたり、用語及び表現等に所要の変更を行うとともに、関係条文を整備しようとするものであります。

現行定款・変更案対照表

（下線は変更部分）

現　行　定　款	変　更　案
（新　設）	（機関） 第４条　当会社は、株主総会及び取締役のほか、次の機関を置く。 １　取締役会 ２　監査役 ３　監査役会 ４　会計監査人

現　行　定　款	変　更　案
（公告方法） 第４条　当会社の公告は、日本経済新聞に掲載して行う。	（公告方法） 第５条　当会社の公告は、日本経済新聞に掲載する方法により行う。
（発行株式総数） 第５条　当会社の発行する株式の総数は、16,766,933株とし、このうち15,000,000株は普通株式、67,000株は第一種優先株式、100,000株は第二種優先株式、800,000株は第三種優先株式、249,933株は第四種優先株式、250,000株は第五種優先株式、300,000株は第六種優先株式とする。ただし、株式の消却または第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式もしくは第五種優先株式の普通株式への転換があったときは、これに相当する株式数を減ずる。	（発行可能株式総数等） 第６条　当会社の発行可能株式総数は、16,515,000株とする。
（新　設）	②当会社の発行可能種類株式総数は、普通株式が15,000,000株、第一種優先株式が35,000株、第二種優先株式が100,000株、第三種優先株式が695,000株、第四種優先株式が135,000株、第五種優先株式が250,000株、第六種優先株式が300,000株とする。
（新　設）	（株券の発行） 第７条　当会社は、株式に係る株券を発行する。
（自己株式の取得及び端株の買増し） 第５条の２　当会社は、商法第211条ノ３第１項第２号の規定により、取締役会の決議をもって自己株式を買い受けることができる。	（自己の株式の取得） 第８条　当会社は、会社法第165条第２項の規定に基づき、取締役会の決議によって、市場取引等により自己の株式を取得することができる。

現　行　定　款	変　更　案
②端株主は、株式取扱規程に定めるところにより、その端株と併せて１株となるべき端株を売り渡すべき旨を請求することができる。	（端株の買増し） 第９条　端株主は、株式取扱規程に定めるところにより、その端株と併せて１株となるべき端株を売り渡すべき旨を請求することができる。
（基準日） 第６条　当会社は、毎年３月31日における最終の株主名簿（実質株主名簿を含む。以下同じ）に記載または記録された議決権を行使しうる株主（実質株主を含む。以下同じ）をもって、その期の定時株主総会において権利を行使すべき株主とみなす。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。	（基準日） 第10条　当会社は、毎年３月31日における最終の株主名簿（実質株主名簿を含む。以下同じ）に記載または記録された議決権を行使することができる株主（実質株主を含む。以下同じ）を、その事業年度に関する定時株主総会において権利を行使することができる者と定める。 ②前項のほか、必要があるときは、あらかじめ公告して、基準日を定めることができる。
（名義書換代理人） 第７条　当会社は、株式及び端株につき名義書換代理人を置く。 ②名義書換代理人及びその事務取扱場所は、取締役会の決議をもって選定し、これを公告する。 ③当会社の株主名簿、端株原簿及び株券喪失登録簿は、名義書換代理人の事務取扱場所に備え置き、株式の名義書換、端株原簿の記載または記録、端株の買取り及び買増しその他株式及び端株に関する事務は、名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。	（株主名簿管理人等） 第11条　当会社は、株主名簿管理人及び端株原簿名義書換代理人を置く。 ②株主名簿管理人及び端株原簿名義書換代理人並びにそれらの事務取扱場所は、取締役会の決議によって定め、これを公告する。 ③当会社の株主名簿、新株予約権原簿及び株券喪失登録簿の作成及び備置きその他株主名簿、新株予約権原簿及び株券喪失登録簿に関する事務は、株主名簿管理人に委託し、当会社においてはこれを取り扱わない。
（新　設）	④当会社の端株原簿の作成及び備置き、端株の買取り及び買増しその他端株に関する事務は、端株原簿名義書換代理人に取り扱わせ、当会社においてはこれを取り扱わない。

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（株式取扱規程） 第８条　当会社の発行する株券の種類並びに株式の名義書換、端株原簿の記載または記録、端株の買取り及び買増しその他株式及び端株に関する取扱い及びその手数料については、取締役会で定める株式取扱規程による。	**（株式取扱規程）** 第12条　当会社の発行する株券の種類並びに株主名簿及び端株原簿の記載または記録、端株の買取り及び買増しその他株式及び端株に関する取扱い及びその手数料については、取締役会で定める株式取扱規程による。
（優先配当金） 第９条　当会社は、第36条に定める利益配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録質権者（以下優先登録質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録質権者（以下普通登録質権者という）に先立ち、それぞれ次に定める額の利益配当金（以下優先配当金という）を支払う。ただし、当該営業年度において第10条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。 第一種優先株式　１株につき10,500円 第二種優先株式　１株につき28,500円 第三種優先株式　１株につき13,700円 第四種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額 第五種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議をもって定める額 第六種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議をもって定める額	**（優先配当金）** 第13条　当会社は、第42条に定める剰余金の配当を行うときは、優先株式を有する株主（以下優先株主という）または優先株式の登録株式質権者（以下優先登録株式質権者という）に対し、普通株式を有する株主（以下普通株主という）または普通株式の登録株式質権者（以下普通登録株式質権者という）に先立ち、それぞれ次に定める額の金銭による剰余金の配当（かかる配当により支払われる金銭を、以下優先配当金という）を行う。ただし、当該事業年度において第14条に定める優先中間配当金を支払ったときは、当該優先中間配当金の額を控除した額を支払うものとする。 第一種優先株式　１株につき10,500円 第二種優先株式　１株につき28,500円 第三種優先株式　１株につき13,700円 第四種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第五種優先株式　１株につき200,000円を上限として発行に際して取締役会の決議によって定める額 第六種優先株式　１株につき300,000円を上限として発行に際して取締役会の決議によって定める額

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②ある営業年度において、優先株主または優先登録質権者に対して支払う利益配当金の額が優先配当金の額に満たないときは、その不足額は、翌営業年度以降に累積しない。	②ある事業年度において、優先株主または優先登録株式質権者に対して行う金銭による剰余金の配当の額が優先配当金の額に満たないときは、その不足額は、翌事業年度以降に累積しない。
③優先株主または優先登録質権者に対しては、優先配当金の額を超えて配当は行わない。	③優先株主または優先登録株式質権者に対しては、優先配当金の額を超えて配当は行わない。
(優先中間配当金)	**(優先中間配当金)**
第10条　当会社は、第37条に定める中間配当を行うときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、それぞれ次に定める額の中間配当金（本定款において優先中間配当金という）を支払う。	第14条　当会社は、第43条に定める中間配当を行うときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、それぞれ次に定める額の中間配当金（本定款において優先中間配当金という）を支払う。
第一種優先株式　１株につき 5,250円	第一種優先株式　１株につき 5,250円
第二種優先株式　１株につき14,250円	第二種優先株式　１株につき14,250円
第三種優先株式　１株につき 6,850円	第三種優先株式　１株につき 6,850円
第四種優先株式　１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議をもって定める額	第四種優先株式　１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議によって定める額
第五種優先株式　１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議をもって定める額	第五種優先株式　１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議によって定める額
第六種優先株式　１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議をもって定める額	第六種優先株式　１株につき優先配当金の額の２分の１を上限として発行に際して取締役会の決議によって定める額

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(残余財産の分配) 第11条　当会社は、残余財産を分配するときは、優先株主または優先登録質権者に対し、普通株主または普通登録質権者に先立ち、それぞれ次に定める額を支払う。 第一種優先株式　1株につき3,000,000円 第二種優先株式　1株につき3,000,000円 第三種優先株式　1株につき1,000,000円 第四種優先株式　1株につき3,000,000円 第五種優先株式　1株につき3,000,000円 第六種優先株式　1株につき3,000,000円 ②優先株主または優先登録質権者に対しては、前項のほか、残余財産の分配は行わない。	(残余財産の分配) 第15条　当会社は、残余財産を分配するときは、優先株主または優先登録株式質権者に対し、普通株主または普通登録株式質権者に先立ち、それぞれ次に定める額を支払う。 第一種優先株式　1株につき3,000,000円 第二種優先株式　1株につき3,000,000円 第三種優先株式　1株につき1,000,000円 第四種優先株式　1株につき3,000,000円 第五種優先株式　1株につき3,000,000円 第六種優先株式　1株につき3,000,000円 ②優先株主または優先登録株式質権者に対しては、前項のほか、残余財産の分配は行わない。
(消却) 第12条　当会社は、いつでも優先株式を買い入れ、これを株主に配当すべき利益をもって当該買入価額により消却することができる。	(削　除)
②前項の消却は、いずれか一または複数の種類の優先株式につき行うことができる。	(削　除)
③当会社は、第五種優先株式及び第六種優先株式について、発行に際して取締役会の決議をもって定める時期及び市場実勢等を勘案して妥当と認められる価額にて、その一部または全部を償還することができる。一部を償還するときは、抽選その他の方法によりこれを行う。	(取得条項) 第16条　当会社は、第五種優先株式及び第六種優先株式について、取締役会が別に定める日が到来したときは、当該優先株式を初めて発行するときまでに取締役会の決議によって定める市場実勢等を勘案して妥当と認められる価額に相当する金銭の交付と引換えに、その一部または全部を取得することができる。一部を取得するときは、抽選または按分比例の方法によりこれを行う。

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（議決権） 第13条　優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。	**（議決権）** 第17条　優先株主は、株主総会において議決権を有しない。ただし、優先配当金を受ける旨の議案が定時株主総会に提出されなかったときは当該定時株主総会より、優先配当金を受ける旨の議案が定時株主総会において否決されたときは当該定時株主総会終結の時より、優先配当金を受ける旨の決議がある時までは議決権を有するものとする。
（株式の併合または分割、新株引受権等） 第14条　当会社は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②当会社は、優先株主に対し、新株の引受権または新株予約権付社債の引受権を与えない。 （新　設）	**（株式の併合または分割、募集株式の割当てを受ける権利等）** 第18条　当会社は、法令に定める場合を除き、優先株式について株式の併合または分割は行わない。 ②当会社は、優先株主に対し、募集株式または募集新株予約権の割当てを受ける権利を与えない。 ③当会社は、優先株主に対し、株式または新株予約権の無償割当ては行わない。
（普通株式への転換） 第15条　第一種優先株主、第二種優先株主及び第三種優先株主は、当該優先株式の普通株式への転換を請求することができる。転換を請求することができる期間（以下転換請求期間という）及び転換の条件は、完全子会社となる会社における商法第365条の規定による株主総会の決議をもって定める。 ②第四種優先株主及び第五種優先株主は、当該優先株式の普通株式への転換を請求することができる。転換請求期間及び転換の条件は、発行に際して取締役会の決議をもって定める。	**（取得請求）** 第19条　第一種優先株主、第二種優先株主及び第三種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得を請求することができる期間（以下取得請求期間という）及び取得の条件は、株式会社三井住友銀行における旧商法第365条の規定に基づく株主総会の決議による。 ②第四種優先株主及び第五種優先株主は、普通株式の交付と引換えに当該優先株式の取得を請求することができる。取得請求期間及び取得の条件は、当該優先株式を初めて発行するときまでに相当な範囲内において取締役会の決議によって定める。

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（一斉転換） 第16条　転換請求期間中に転換の請求がなされなかった第一種優先株式、第二種優先株式及び第三種優先株式は、同期間の末日の翌日（以下一斉転換日という）をもって、それぞれ次に定める額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が第一種優先株式及び第二種優先株式については500,000円、第三種優先株式については258,330円を下回るときは、それぞれ次に定める額をその金額で除して得られる数の普通株式となる。 第一種優先株式　1株につき3,000,000円 第二種優先株式　1株につき3,000,000円 第三種優先株式　1株につき1,000,000円 ②転換請求期間中に転換の請求がなされなかった第四種優先株式及び第五種優先株式は、一斉転換日をもって、当該優先株式1株の払込金相当額を一斉転換日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式となる。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円以上で発行に際して取締役会の決議をもって定める額を下回るときは、各優先株式1株の払込金相当額をその金額で除して得られる数の普通株式となる。	（一斉取得） 第20条　当会社は、取得請求期間中に取得の請求がなされなかった第一種優先株式、第二種優先株式及び第三種優先株式については、同期間の末日の翌日（以下一斉取得日という）をもって、それぞれ次に定める額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が第一種優先株式及び第二種優先株式については500,000円、第三種優先株式については258,330円を下回るときは、それぞれ次に定める額をその金額で除して得られる数の普通株式の交付と引換えに取得する。 第一種優先株式　1株につき3,000,000円 第二種優先株式　1株につき3,000,000円 第三種優先株式　1株につき1,000,000円 ②当会社は、取得請求期間中に取得の請求がなされなかった第四種優先株式及び第五種優先株式については、一斉取得日をもって、当該優先株式1株の払込金相当額を一斉取得日に先立つ45取引日目に始まる30取引日の東京証券取引所における当会社の普通株式の普通取引の毎日の終値（気配表示を含む）の平均値（終値のない日数を除く）で除して得られる数の普通株式の交付と引換えに取得する。平均値の計算は10円の位まで算出し、その10円の位を四捨五入する。ただし、当該平均値が500,000円以上で発行に際して取締役会の決議によって定める額を下回るときは、各優先株式1株の払込金相当額をその金額で除して得られる数の普通株式の交付と引換えに取得する。

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③前二項の普通株式数の算出に当って1株の100分の1に満たない端数が生じたときは、商法に定める株式併合の場合に準じてこれを取り扱う。	③前二項の普通株式数の算出に当って1株に満たない端数が生じたときは、会社法第234条の規定によりこれを取り扱う。
（優先順位） 第17条　当会社の発行する優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、同順位とする。	**（優先順位）** 第21条　当会社の発行する優先株式の優先配当金、優先中間配当金及び残余財産の支払順位は、同順位とする。
（端株） 第18条　第13条を除く本章の規定は、優先株式の端株にこれを準用する。	（削　除）
（招集） 第19条　定時株主総会は、毎営業年度終了後3ヶ月以内に招集し、臨時株主総会は、必要があるごとに随時招集する。 ②株主総会は、法令に別段の定めがある場合を除き、取締役会の決議に基づき取締役社長がこれを招集する。取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。	**（招集）** 第22条　定時株主総会は、毎事業年度終了後3ヶ月以内に招集し、臨時株主総会は、必要があるごとに随時招集する。 ②株主総会は、法令に別段の定めがある場合を除き、取締役会の決議に基づき取締役社長がこれを招集する。取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。
（新　設）	**（株主総会参考書類等のインターネット開示とみなし提供）** 第23条　当会社は、株主総会の招集に際し、株主総会参考書類、事業報告、計算書類及び連結計算書類に記載または表示すべき事項に係る情報を、法務省令に定めるところに従いインターネットを利用する方法で開示することにより、株主に対して提供したものとみなすことができる。

現　　行　　定　　款	変　　更　　案
（議長） 第20条　株主総会の議長は、取締役会長または取締役社長がこれに当る。取締役会長及び取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。	（議長） 第24条　株主総会の議長は、取締役会長または取締役社長がこれに当る。取締役会長及び取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。
（決議の要件） 第21条　株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席株主の議決権の過半数をもって行う。 ②商法第343条の規定による特別決議は、総株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当る多数をもって行う。	（決議の要件） 第25条　株主総会の決議は、法令または本定款に別段の定めがある場合を除き、出席した議決権を行使することができる株主の議決権の過半数をもって行う。 ②会社法第309条第２項の規定による決議は、議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の３分の２以上に当る多数をもって行う。
（議決権の代理行使） 第22条　株主は、代理人をもってその議決権を行使することができる。ただし、代理人は当会社の当該株主総会において議決権を行使しうる株主に限る。 ②株主または代理人は、当会社に委任状を提出しなければならない。	（議決権の代理行使） 第26条　株主は、代理人１名をもってその議決権を行使することができる。ただし、代理人は当会社の当該株主総会において議決権を行使することができる株主に限る。 ②株主または代理人は、当会社に委任状を提出しなければならない。
（種類株主総会） 第23条　第19条第２項、第20条及び第22条の規定は、種類株主総会にこれを準用する。	（種類株主総会） 第27条　第22条第２項、第23条、第24条及び第26条の規定は、種類株主総会にこれを準用する。
（員数） 第24条　当会社に、取締役３名以上を置く。	（員数） 第28条　当会社に、取締役３名以上を置く。

現　行　定　款	変　更　案
(選任決議) 第25条　取締役の選任決議は、株主総会において総株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。	**(選任決議)** 第29条　取締役の選任決議は、株主総会において議決権を行使することができる株主の議決権の3分の1以上を有する株主が出席し、その議決権の過半数をもって行う。 ②前項の選任決議は、累積投票によらない。
(任期) 第26条　取締役の任期は、就任後2年内の最終の決算期に関する定時株主総会終結の時までとする。	**(任期)** 第30条　取締役の任期は、選任後2年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
(取締役会) 第27条　当会社の取締役全員をもって、取締役会を組織する。 ②取締役会は、法令に別段の定めがある場合を除き、取締役会長がこれを招集し、その議長となる。取締役会長を置かないときまたは取締役会長に事故があるときは、取締役社長がこれに当り、取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。 ③取締役会の招集通知は、各取締役及び各監査役に対して、会日の3日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ④取締役会の決議は、法令に別段の定めがある場合を除き、取締役の過半数が出席し、その出席取締役の過半数をもって行う。	**(取締役会)** 第31条　取締役会は、すべての取締役で組織する。 ②取締役会は、法令に別段の定めがある場合を除き、取締役会長がこれを招集し、その議長となる。取締役会長を置かないときまたは取締役会長に事故があるときは、取締役社長がこれに当り、取締役社長に事故があるときは、あらかじめ取締役会が定めた順序により他の取締役がこれに当る。 ③取締役会の招集通知は、各取締役及び各監査役に対して、会日の3日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ④取締役会の決議は、法令に別段の定めがある場合を除き、議決に加わることができる取締役の過半数が出席し、その過半数をもって行う。

現　行　定　款	変　更　案
（新　設）	⑤取締役が取締役会の決議の目的事項について提案をした場合において、当該事項について議決に加わることができる取締役の全員が書面または電磁的記録により同意の意思表示をし、監査役が異議を述べないときは、当該提案を可決する旨の取締役会の決議があったものとみなす。
（代表取締役、役付取締役） 第28条　取締役会の決議をもって、当会社を代表する取締役若干名を定める。 ②取締役会の決議をもって、取締役の中から取締役会長、取締役社長各１名、取締役副会長、取締役副社長、専務取締役、常務取締役各若干名を定めることができる。	**（代表取締役、役付取締役）** 第32条　取締役会は、その決議によって、代表取締役若干名を選定する。 ②取締役会は、その決議によって、取締役の中から取締役会長、取締役社長各１名、取締役副会長、取締役副社長、専務取締役、常務取締役各若干名を定めることができる。
（取締役の職掌） 第29条　取締役会長は、取締役会を統理する。 ②取締役副会長は、取締役会長を補佐する。 ③取締役社長は、取締役会の決議を執行し、当会社全般の業務を統轄する。取締役社長に事故があるときは、取締役副社長、専務取締役、常務取締役の順序によりこれに当る。 ④取締役副社長、専務取締役及び常務取締役は、取締役社長を補佐し、当会社の常務を執行する。	**（取締役の職掌）** 第33条　取締役会長は、取締役会を統理する。 ②取締役副会長は、取締役会長を補佐する。 ③取締役社長は、取締役会の決議を執行し、当会社全般の業務を統轄する。取締役社長に事故があるときは、取締役副社長、専務取締役、常務取締役の順序によりこれに当る。 ④取締役副社長、専務取締役及び常務取締役は、取締役社長を補佐し、当会社の常務を執行する。
（新　設）	**（社外取締役との責任限定契約）** 第34条　当会社は、会社法第427条第１項の規定により、社外取締役との間に、同法第423条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。

現　行　定　款	変　更　案
(員数) 第30条　当会社に、監査役３名以上を置く。	**(員数)** 第35条　当会社に、監査役３名以上を置く。
(選任決議) 第31条　監査役の選任決議は、株主総会において総株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。	**(選任決議)** 第36条　監査役の選任決議は、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、その議決権の過半数をもって行う。
(任期) 第32条　監査役の任期は、就任後４年内の最終の決算期に関する定時株主総会終結の時までとする。	**(任期)** 第37条　監査役の任期は、選任後４年以内に終了する事業年度のうち最終のものに関する定時株主総会の終結の時までとする。
(監査役会) 第33条　当会社の監査役全員をもって、監査役会を組織する。 ②監査役会の招集通知は、各監査役に対して、会日の３日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ③監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。	**(監査役会)** 第38条　監査役会は、すべての監査役で組織する。 ②監査役会の招集通知は、各監査役に対して、会日の３日前までに発するものとする。ただし、緊急の必要があるときは、これを短縮することができる。 ③監査役会の決議は、法令に別段の定めがある場合を除き、監査役の過半数をもって行う。
(常任監査役) 第34条　監査役は、互選により常任監査役を定める。常任監査役は常勤とする。	**(常任監査役)** 第39条　監査役会は、その決議によって、常任監査役を選定する。常任監査役は常勤とする。
(新　設)	**(社外監査役との責任限定契約)** 第40条　当会社は、会社法第427条第１項の規定により、社外監査役との間に、同法第423条第１項の賠償責任を限定する契約を締結することができる。ただし、当該契約に基づく賠償責任の限度額は、1,000万円以上であらかじめ定めた金額または法令に定める額のいずれか高い額とする。

現　行　定　款	変　更　案
（営業年度及び決算期） 第35条　当会社の営業年度は、毎年４月１日から翌年３月31日までとし、営業年度の末日を決算期とする。	（事業年度） 第41条　当会社の事業年度は、毎年４月１日から翌年３月31日までとする。
（利益配当） 第36条　利益配当金は、決算期における最終の株主名簿に記載または記録された株主または登録質権者及び端株原簿に記載または記録された端株主に支払うものとする。	（剰余金の配当） 第42条　当会社は、株主総会の決議により事業年度末日における最終の株主名簿に記載または記録された株主または登録株式質権者及び端株原簿に記載または記録された端株主に対し、金銭による剰余金の配当を行うものとする。
（中間配当） 第37条　当会社は、取締役会の決議により毎年９月30日における最終の株主名簿に記載または記録された株主または登録質権者及び端株原簿に記載または記録された端株主に対し、商法第293条ノ５の規定による金銭の分配（本定款において中間配当という）を行うことができる。	（中間配当） 第43条　当会社は、取締役会の決議により毎年９月30日における最終の株主名簿に記載または記録された株主または登録株式質権者及び端株原簿に記載または記録された端株主に対し、中間配当を行うことができる。
（優先株式の転換と配当） 第38条　第一種優先株式、第二種優先株式、第三種優先株式、第四種優先株式及び第五種優先株式の転換により発行された普通株式及び普通株式の端株に対する最初の利益配当金または中間配当金は、転換の請求または一斉転換が４月１日から９月30日までになされたときは４月１日に、10月１日から翌年３月31日までになされたときは10月１日に、それぞれ転換があったものとみなしてこれを支払う。	（削　除）
（利益配当金等の除斥期間） 第39条　利益配当金及び中間配当金が支払開始の日から５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。	（配当金の除斥期間） 第44条　配当財産が金銭である場合にその支払開始の日から５年を経過してもなお受領されないときは、当会社はその支払義務を免れる。

第５号議案　取締役３名選任の件

本総会終結の時をもって、取締役 北山禎介氏が任期満了となり、また、取締役 楠 守雄氏が辞任されますので、この際取締役３名の選任をお願いいたしたいと存じます。

取締役候補者は、次のとおりであります。

候補者番号	氏名 生年月日	略歴、当社における地位及び担当並びに他の法人等の代表状況	所有する当社の株式の種類及び数
①	きたやま　ていすけ 北山禎介 昭和21年10月26日生	昭和44年４月　株式会社三井銀行入行 平成９年６月　株式会社さくら銀行取締役 平成11年６月　同取締役辞任 平成11年６月　同執行役員 平成12年４月　同常務執行役員 平成12年６月　同常務取締役兼常務執行役員 平成13年４月　株式会社三井住友銀行常務取締役兼常務執行役員 平成15年３月　株式会社三井住友銀行（旧商号株式会社わかしお銀行）常務取締役兼常務執行役員 平成15年６月　当社専務執行役員 株式会社三井住友銀行専務取締役兼専務執行役員 平成16年４月　当社副社長執行役員 平成16年６月　株式会社三井住友銀行取締役辞任 平成16年６月　当社取締役副社長 平成17年６月　同取締役社長（現任） 株式会社三井住友銀行取締役会長（現任） （他の法人等の代表状況） 株式会社三井住友銀行 取締役会長	普通株式 15 株

候補者番号	氏名 生年月日	略歴、当社における地位及び担当並びに他の法人等の代表状況	所有する当社の株式の種類及び数
②	えんどう おさむ 遠藤　修 昭和24年12月1日生	昭和47年4月　株式会社三井銀行入行 平成12年4月　株式会社さくら銀行執行役員 平成13年4月　株式会社三井住友銀行執行役員 平成15年3月　株式会社三井住友銀行（旧商号株式会社わかしお銀行）執行役員 平成15年6月　同常務執行役員 平成17年6月　同常務取締役兼常務執行役員 平成18年4月　同取締役兼専務執行役員（現任） （他の法人等の代表状況） 株式会社三井住友銀行 取締役兼専務執行役員	普通株式 7株
③	よこやま よしのり 横山禎徳 昭和17年9月16日生	昭和41年4月　前川國男建築設計事務所入所 昭和48年9月　デイビス・ブロディ アンド アソシエーツ入所 昭和50年9月　マッキンゼー・アンド・カンパニー・インク入社 昭和62年7月　同社ディレクター（シニア・パートナー） 平成14年6月　同社退職 平成14年6月　オリックス株式会社取締役（現任） 平成15年4月　株式会社産業再生機構監査役（現任）	—

注 1.　平成15年3月に株式会社三井住友銀行は株式会社わかしお銀行と合併いたしました。合併後の存続会社は株式会社わかしお銀行ですが、同行は合併に際し商号を株式会社三井住友銀行に変更いたしました。

2.　横山禎徳氏は、社外取締役候補者であります。

第６号議案　監査役１名選任の件

本総会終結の時をもって、監査役 石田浩二氏が辞任されますので、この際監査役１名の選任をお願いいたしたいと存じます。

監査役候補者は、次のとおりであります。

なお、本議案につきましては、監査役会の同意を得ております。

氏名 生年月日	略歴	所有する当社の株式の種類及び数
楠（くすのき）　守雄（もりお） 昭和21年11月４日生	昭和45年４月　株式会社神戸銀行入行 平成10年６月　株式会社さくら銀行取締役 平成11年６月　同取締役辞任 平成11年６月　同執行役員 平成12年４月　同常務執行役員 平成13年４月　株式会社三井住友銀行常務執行役員 平成15年３月　株式会社三井住友銀行（旧商号株式会社わかしお銀行）常務執行役員 平成15年６月　同常務取締役兼常務執行役員 平成16年４月　同専務取締役兼専務執行役員 平成17年６月　同取締役退任 当社取締役副社長（現任）	普通株式 11 株

注　平成15年３月に株式会社三井住友銀行は株式会社わかしお銀行と合併いたしました。合併後の存続会社は株式会社わかしお銀行ですが、同行は合併に際し商号を株式会社三井住友銀行に変更いたしました。

第７号議案　退任取締役及び退任監査役に対し退職慰労金贈呈の件

本総会終結の時をもって辞任されます取締役 楠 守雄氏及び監査役 石田浩二氏の両氏に対し、株主の皆さまのご賛同を得て当社役員退職慰労金規程に基づき退職慰労金を贈呈いたしたいと存じます。また、その具体的金額、贈呈の時期、方法等は、退任取締役については取締役会に、退任監査役については監査役の協議によることにご一任願いたいと存じます。

なお、当社役員退職慰労金規程につきましては、本店に備え置き株主の皆さまの閲覧に供しております。

両氏の略歴は、次のとおりであります。

氏　　名	略　　歴
楠（くすのき）　守雄（もりお）	平成17年６月　当社取締役副社長
石田（いしだ）　浩二（こうじ）	平成17年６月　当社常任監査役

以　上

〔株主総会会場ご案内略図〕



（至神保町、新御茶ノ水）
（至淡路町）
（至神田）
（至神保町）
（至三越前）
（至竹橋）
（至日本橋）
半蔵門線大手町駅
千代田線大手町駅
丸ノ内線大手町駅
大手町ビル
大手センタービル
大手町ファーストスクエア
永代通り
東西線大手町駅
会場入口
JFEビル
AIGビル
都営三田線大手町駅
株式会社三井住友銀行
大手町本部ビル
皇居外苑
お濠
東京海上日動ビル新館
日比谷通り
丸ノ内線東京駅
丸の内北口
JR東京駅
（至日比谷）
（至銀座）
（至新橋）

最寄りの駅	J R	東京駅（丸の内北口）	
	地下鉄	都営三田線	大手町駅
		千代田線	大手町駅
		東西線	大手町駅
		半蔵門線	大手町駅
		丸ノ内線	大手町駅、東京駅

お願い：駐車場の用意はいたしておりませんので、お車でのご来場はご遠慮くださいますようお願い申し上げます。



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地球環境を考え、再生紙と大豆油インキを使用しています。

平成18年６月29日

株主の皆さまへ

東京都千代田区有楽町一丁目１番２号
株式会社　三井住友フィナンシャルグループ
取締役社長　北　山　禎　介

定時株主総会決議ご通知

拝啓　ますますご清栄のこととお喜び申し上げます。
さて、本日開催の当社第４期定時株主総会におきまして、下記のとおり報告並びに決議されましたのでご通知申し上げます。

敬　具

記

報告事項　1. 平成17年４月１日より平成18年３月31日に至る第４期営業報告書、連結貸借対照表及び連結損益計算書並びに連結計算書類に係る会計監査人及び監査役会の監査結果報告の件
本件は、その内容を報告いたしました。

2. 平成17年４月１日より平成18年３月31日に至る第４期貸借対照表及び損益計算書報告の件
本件は、その内容を報告いたしました。

決議事項

第１号議案　第４期利益処分案承認の件
本件は、原案どおり承認可決され、普通株式の配当金につきましては、１株につき3,000円と決定いたしました。
また、各種優先株式の配当金につきましては、それぞれ所定の金額と決定いたしました。

第２号議案　準備金の額の減少の件

本件は、原案どおり承認可決され、資本準備金の額を次のとおり減少し、同額をその他資本剰余金に振り替えることに決定いたしました。

(1) 減少する準備金の額
資本準備金1,420,989,834,951円のうち1,000,000,000,000円

(2) 準備金の額の減少がその効力を生ずる日
平成18年８月11日

第３号議案　自己の株式の取得の件

本件は、原案どおり承認可決され、準備金の額の減少がその効力を生ずることを条件として、平成18年８月11日から平成19年５月31日までに自己の株式を取得する枠を、次のとおり設定することに決定いたしました。

取得する株式の種類	取得する株式の数	株式を取得するのと引換えに交付する金銭の総額
普　通　株　式	上限 1,000,000株	上限１兆2,000億円
第二種優先株式	上限 67,000株	上限１兆2,000億円
第三種優先株式	上限 695,000株	上限１兆2,000億円
――――	合算上限 1,762,000株	合算上限１兆2,000億円

第４号議案　定款一部変更の件

本件は、「会社法」（平成17年７月26日法律第86号）の施行等に伴い、定款を変更するものでありますが、原案どおり承認可決されました。

なお、主な変更の内容は次のとおりであります。

1. 法務省令に定めるところに従い株主総会参考書類等のインターネットを利用した方法による開示及びみなし提供を可能とするための規定を新設いたしました。
2. 会社法に定めるところに従い取締役会の決議を省略することを可能とするための規定を新設いたしました。
3. 当社と社外取締役及び社外監査役との間に責任限定契約の締結を可能とするための規定を新設いたしました。
4. その他全般にわたり、用語及び表現等に所要の変更を行うとともに、関係条文を整備いたしました。

第５号議案　取締役３名選任の件

本件は、取締役に北山禎介氏が再選され就任、新たに遠藤　修、横山禎徳の両氏が選任され就任いたしました。

なお、取締役 横山禎徳氏は、社外取締役であります。

第６号議案　監査役１名選任の件

本件は、監査役に新たに楠　守雄氏が選任され就任いたしました。

第７号議案　退任取締役及び退任監査役に対し退職慰労金贈呈の件

本件は、退任取締役 楠　守雄氏及び退任監査役 石田浩二氏の両氏に対し、当社役員退職慰労金規程に基づき退職慰労金を贈呈することとし、その具体的金額、贈呈の時期、方法等は、退任取締役については取締役会に、退任監査役については監査役の協議に一任することに承認可決されました。

以　　上

利益配当金のお支払いについて

第４期利益配当金について振込先をご指定の方には、「利益配当金計算書」並びに「配当金のお振込先について」を、それ以外の方には、「郵便振替支払通知書」を同封ご送付いたしますので、お受け取りくださいますようお願い申し上げます。

〈お問合せ先〉
住友信託銀行株式会社　証券代行部
0120－176－417（フリーダイヤル）


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SMFG
SUMITOMO MITSUI
FINANCIAL GROUP

株主の皆さまへ

第4期 報告書

平成17年4月1日から平成18年3月31日まで

三井住友フィナンシャルグループ



株主の皆さまにおかれましては、ますますご清栄のこととお喜び申し上げます。

平素より格別のご支援を賜り、厚く御礼申し上げます。

さて、この度「第4期報告書」を作成いたしましたので、ご高覧くださいますようお願い申し上げます。

平成18年6月

株式会社　三井住友フィナンシャルグループ

取締役社長　北山禎介

「経営理念」

経営理念におきましては、三井住友フィナンシャルグループの
経営に関する普遍的な考え方を示します。

●お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。

●事業の発展を通じて、株主価値の永続的な増大を図る。

●勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

会社概要 (平成18年3月31日現在)

名　　称	株式会社　三井住友フィナンシャルグループ
英文名称	Sumitomo Mitsui Financial Group, Inc.
設　　立	平成14年12月2日
資本金	1兆4,208億7,717万5,000円
本店所在地	東京都千代田区有楽町一丁目1番2号
発行済株式の総数	
普通株式	742万4,172.77株
優先株式	95万101株
上場証券取引所	東京証券取引所、大阪証券取引所、名古屋証券取引所（すべて市場第一部）
事業目的	子会社である銀行及びその他銀行法により子会社とすることができる会社の経営管理並びに当該業務に附帯する業務

三井住友フィナンシャルグループの体制



SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP
大和証券SMBC
(40%出資)
大和住銀投信投資顧問
(44%出資)
SMFG企業再生債権回収
(52%出資)
三井住友銀行
(100%出資)
三井住友カード
(66%出資)
三井住友銀リース
(100%出資)
日本総合研究所
(100%出資)

格付情報

三井住友銀行

	長期	短期
Moody's	A1	P-1
Standard & Poor's	A	A-1
Fitch Ratings	A−	F1
格付投資情報センター(R&I)	A	a-1
日本格付研究所(JCR)	A+	J-1+

三井住友カード

	長期	短期
日本格付研究所(JCR)	A+	J-1+

三井住友銀リース

	長期	短期
格付投資情報センター(R&I)	A	a-1
日本格付研究所(JCR)	A	J-1

目　次

第４期（平成17年4月１日から 平成18年3月31日まで）営業報告書

1. 営業の概況

（1）企業集団の営業の経過及び成果等

（経済金融環境）

当期を顧みますと、原油価格が上昇・高止まりする中、海外では、欧州経済が緩やかに回復したほか、米国経済も景気拡大が続き、アジア経済においても中国等で高い成長が持続しました。わが国経済におきましても、設備投資の拡大に加え、個人消費が緩やかに増加するなど、景気は回復を続けました。

金融資本市場におきましては、短期市場金利は期中を通じてほぼゼロ％で推移しましたが、本年３月、日本銀行は、消費者物価が前年比プラスに転じたこと等から、量的緩和政策を解除し、金利を操作目標とする金融政策に戻しました。一方、長期市場金利は、新発10年物国債の流通利回りが、昨年６月末にかけて低下したものの、その後は景気回復を背景に上昇傾向に転じ、期末には1.7％台にまで上昇しました。株価は、概ね上昇傾向を辿り、前期末に比べて大幅に上昇しました。

こうした中、金融界におきましては、昨年10月に郵政民営化法が成立し、昨年11月に政策金融改革の基本方針が策定されるなど、公的金融のあり方の見直しに向けた動きが進展しました。また、昨年10月に銀行代理店制度の見直しを柱とする銀行法等の一部を改正する法律が成立し、昨年12月には銀行の保険販売における一部商品が追加解禁される一方、本年３月には幅広い金融商品について横断的な利用者保護の枠組みを整備する金融商品取引法案が国会に上程されました。

（営業の経過及び成果）

このような経済金融環境のもと、銀行業務を中心に、クレジットカード業務、リース業務、システム開発・情報処理業務等の金融サービスに係る事業を行っております当社グループは、企業価値の持続的な向上のため、収益性及び成長性の高い分野に積極的に取り組んでまいりました。

株式会社三井住友銀行につきましては、引き続き、戦略分野の一層の強化、グループ総合力を活かしたサービスの提供に取り組みました。

個人のお客さまにつきましては、コンサルティング業務に関し、より多くのお客さまが資産運用相談、ローン相談等をご利用いただけるように、拠点網を強化いたしました。平日夜間や休日にも営業を行うSMBCコンサルティングプラザを昨年３月末の45ヵ所から本年３月末までに66ヵ所に拡大するとともに、昨年９月以降、資産運用、住宅ローン等に特化した専門拠点でありますSMBCコンサルティング

オフィスを14ヵ所設置いたしました。また、昨年10月には、多様化する女性のニーズに応え、女性の視点に立った新しいマーケティングを行うべく「Next W・ing プロジェクト室」を設置いたしました。

個人のお客さまへの新商品・サービスといたしましては、昨年10月、「三大疾病保障付住宅ローン」の取扱いを開始するとともに、保険業法施行規則の改正に伴い、昨年12月には一時払終身保険の取扱いを開始いたしました。

また、当社、株式会社三井住友銀行及びSMBCフレンド証券株式会社は、本年3月、SMBCフレンド証券株式会社を、株式交換により当社の完全子会社化することで合意いたしました。従来型のビジネスモデルとは一線を画した新しい「銀・証融合ビジネスモデル」を構築し、当社グループの個人向けコンサルティング業務の一段の強化、高度化を図ってまいります。

法人のお客さまにつきましては、お客さまのステージに応じた金融ソリューションの提供に努めてまいりました。中堅・中小企業のお客さまに対しましては、無担保で第三者保証を不要とした「ビジネスセレクトローン」等に加えて、新たに年商30億円未満のお客さまを主たる対象とした「SMBC－クレセルローン」の取扱いを開始いたしました。

また、上場企業等の大企業のお客さまに対しましては、「M&A（企業の合併・買収）」、「戦略的資本・業務提携」、「事業部門・子会社の独立化」等に係るソリューションビジネスを展開し、高度化、多様化するニーズに的確に対応いたしました。

三井住友カード株式会社につきましては、「会員数、加盟店数のシェア拡大」と「マイ・メインカード化の推進」を基本戦略として収益力の強化に取り組んでまいりました。具体的には、株式会社エヌ・ティ・ティ・ドコモとの提携等により、会員数及び加盟店数の増加を図りました。また、中国の銀行間決済ネットワーク運営会社である中国銀聯と提携して、中国から日本への観光客向けの新しい決済サービスを開始したり、公共料金や病院等の新しいマーケットに積極的に取り組むなど、お客さまの生活スタイルに応じたニーズにお応えする「便利」なカードの実現に努めました。

三井住友銀リース株式会社につきましては、ホールセール取引に加えて、ミドル・スモール取引の拡大及び「不動産リース」、「販売リース」等の戦略分野の開拓を通じて、持続的収益体質の強化に努めました。また、子会社を通じて信託業務に参入するなど、新しい付加価値の追求にも取り組みました。その結果、同社は5期連続の増収増益を果たしました。

加えて、環境に配慮した省エネ関連設備のリースや契約満了リース物件の再利用等にも取り組んでおり、CSRを実践する経営を行ってまいりました。

株式会社日本総合研究所につきましては、引き続き、大型システム開発案件や統合基幹業務システム案件の受注等に重点的に取り組んでまいりました。

また、当社グループは、当期も企業価値向上を図るためのアライアンスを積極的に推進し、グループ収益力の強化を進めてまいりました。投資銀行業務を営む大和証券エスエムビーシー株式会社につきましては、株式会社三井住友銀行と更なる連携を図り、お客さまの資金調達・事業再編ニーズに積極的にお応えいたしました。コンシューマー・ファイナンス業務につきましては、株式会社三井住友銀行が、プロミス株式会社との提携スキームによるコンシューマーローンの提供を開始し、本年３月末時点の貸出残高は全体で1,000億円を超え、新たな収益力の強化へ向けた一歩となりました。クレジットカード業務につきましては、株式会社エヌ・ティ・ティ・ドコモとの間で合意した業務・資本提携に基づき、昨年12月、三井住友カード株式会社が「おサイフケータイ」を利用した「三井住友カードiD」の取扱いを開始いたしました。

更に、当社グループでは、以上の取組みに加えて、今後の持続的な成長に向けた新たなアライアンスも推進いたしました。具体的には、本年３月、新たなインターネット金融事業の共同推進を目指し、株式会社三井住友銀行と株式会社ジャパンネット銀行はヤフー株式会社と戦略的提携をすることで合意いたしました。

こうした取組みの結果、当期の当社グループの連結決算につきましては、連結経常利益9,635億円、連結当期純利益6,868億円となりました。

また、本年３月末の株式会社三井住友銀行の金融機能の再生のための緊急措置に関する法律に基づく開示債権は、昨年３月末比8,645億円減少し、9,601億円となり、不良債権比率も1.7%となり、与信関係費用も2,309億円と前年度対比で大幅に減少しております。

資本政策につきましては、昨年６月、経営環境に応じた公的資金の機動的な返済等を可能とするため、総額3,000億円を上限とする自己株式取得枠を設定いたしました。また、本年１月から２月にかけまして、自己資本の増強を通じてバランスシートの更なる強化を進めるため、公募による新株式の発行、自己株式の処分及びオーバーアロットメント

による当社株式の売出しにより、総額5,886億円の資本増強を行いました。これにより、良好なマクロ経済環境のもとでの様々な成長機会の捕捉、公的資金の早期返済によるその後の経営資源の戦略的投入並びに株主の皆さまへの利益還元を含む資本政策に関する経営の柔軟性の向上が可能になるものと考えております。

なお、当社は、経営健全化計画の履行を確保するための措置を講ずる必要があると認められるとして、昨年７月、金融庁より業務改善命令を受け、昨年９月に経営健全化計画を提出いたしました。

また、株式会社三井住友銀行は、昨年12月、公正取引委員会より、法人のお客さま向けの金利スワップの販売方法について、独占禁止法第19条に定める不公正な取引方法の一類型である優越的地位の濫用に該当する行為が複数認められたとして、同法第48条に基づく勧告を受け、これを応諾いたしました。お客さま、株主の皆さま、その他関係者の方々に多大なご心配、ご迷惑をおかけしましたことを心よりお詫び申し上げます。本勧告につきましては真摯に受け止め、法令遵守のための諸施策をあらためて徹底するなど再発防止を図るとともに、お客さま、株主の皆さま、社会等からの信頼回復に今後、全力で取り組んでまいります。

（対処すべき課題）

当社グループは、平成18年度を、持続的成長を遂げていくための地歩を固める年と位置付け、「お客さまの価値創造に資する質の高い商品・サービスの提供」及び「強固な企業基盤の構築」の二点に取り組んでまいります。

第一に、当社グループは、お客さまの視点に立ち、お客さまに対して付加価値の高い商品・サービスを提供することによって、「複合金融グループ」としての持続的成長を目指してまいります。

個人のお客さまにつきましては、コンサルティングビジネスの一段の高度化に取り組んでまいります。お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新商品を開発・提供するとともに、これまで以上にお客さまの声を反映したサービスの提供に努めてまいります。また、SMBCコンサルティングプラザ等の拠点網の拡充、高い専門性を持つコンサルタントの増員によって、お客さまのニーズへの対応力や利便性を一段と向上させてまいります。更に、コンシューマーローン、「三井住友カードiD」等の他社とのアライアンスや、株式会社三井住友銀行、三井住友カード株式会社等を中心としたグループ会社間での協働を通じたサービスも、一段と充実させてまいります。

法人のお客さまにつきましては、本年４月、株式会社三井住友銀行に「コーポレート・アドバイザリー本部」を新設し、情報・ノウハウを集約することによって、事業拡大・企業再編等のお客さまの経営課題を解決し、お客さまの企業価値向上に資するソリューション提供力を一段と高度化してまいります。また、中堅・中小企業のお客さま向けの無担保貸出、シンジケート・ローン、債権流動化等につきましても引き続き重点的に取り組み、お客さまの資金調達ニーズに的確にお応えしてまいります。更に、株式会社三井住友銀行、三井住友銀リース株式会社、株式会社日本総合研究所、大和証券エスエムビーシー株式会社等を中心として、グループ一体となったソリューション提供を一段と推進してまいります。

第二に、当社グループは、持続的成長を支える強固な企業基盤の構築に取り組んでまいります。

まず、当社グループは、コンプライアンス、リスク管理、内部監査等の内部管理体制を一段と高度化してまいります。具体的には、株式会社三井住友銀行において、本年４月に設置した「コンプライアンス部門」を通じて法令等の遵守を一層徹底してまいりますとともに、併せて新設した「品質管理部」を通じてお客さまのご意見や視点をより積極的に経営に活かしてまいります。リスク管理につきましては、当社グループの事業範囲の拡大に対応したリスク管理の高度化を更に進めるとともに、平成18年度末に予定されておりますバーゼルⅡ（新BIS規制）導入を踏まえた体制強化を、グループ全体で推進してまいります。そして、これらのコンプライアンスやリスク管理等の有効性を一層厳格に検証するべく、内部監査を一段と強化してまいります。

また、当社グループは、中長期的な視点での人材育成、従業員が一段と能力を発揮できる体制作り等、人材マネジメントの高度化に向けた取組みも進めてまいります。

更に、当社グループは、質の高い収益体質を構築することによって資本の質・量両面での拡充を図り、財務基盤を一段と強化してまいります。公的資金につきましては、関係当局の承認を前提に、当社グループの財務状況や株価動向及び経済動向等を踏まえつつ、平成18年度末までの早期返済を目指してまいります。

当社グループは、これらの取組みにおきまして、着実な成果をお示しすることにより、株主の皆さまのご期待にお応えしてまいりたいと考えております。

株主の皆さまには、何卒今後ともなお一層のご理解、ご支援を賜りますようお願い申し上げます。

（2）企業集団及び当社の営業成績の推移

イ　連結業績の推移

（単位:億円）

	平成14年度	平成15年度	平成16年度	平成17年度
連結経常収益	35,063	35,525	35,807	37,051
連結経常利益（△は連結経常損失）	△5,157	3,428	△302	9,635
連結当期純利益（△は連結当期純損失）	△4,653	3,304	△2,342	6,868
連結純資産額	24,240	30,709	27,757	44,543
連結総資産	1,046,074	1,022,151	997,318	1,070,105

注 1.　記載金額は、単位未満を切り捨てて表示しております。
2.　平成16年度より、「株式会社の監査等に関する商法の特例に関する法律」第19条の２に規定する連結計算書類を作成しております。
3.　平成17年度の連結される子会社及び子法人等は162社、持分法適用の非連結の子法人等及び関連法人等は63社であります。

ロ　単体業績の推移

（単位:億円）

	平成14年度	平成15年度	平成16年度	平成17年度
営業収益	1,315	555	2,588	554
受取配当額	1,282	473	2,517	464
銀行業を営む子会社	1,239	434	2,504	344
その他の子会社	43	16	12	28
当期純利益	百万円 124,738	百万円 50,505	百万円 252,228	百万円 73,408
1株当たりの当期純利益	円　銭 18,918 33	円　銭 3,704 49	円　銭 38,302 88	円　銭 6,836 35
総資産	34,135	34,030	37,951	41,663
銀行業を営む子会社株式等	27,557	27,557	31,657	31,657
その他の子会社株式等	3,339	3,195	3,195	2,490

注　記載金額は、単位未満を切り捨てて表示しております。

(3) 決算期後に生じた当企業集団の状況に関する重要な事実

イ　株式会社三井住友銀行は、平成18年４月27日に金融庁より、同行の法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分（業務停止命令並びに業務改善命令）を受けております。

ロ　当社は、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年４月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年９月１日を株式交換の日とする株式交換契約を締結いたしました。

ハ　当社は、平成18年５月12日開催の取締役会において、株式会社整理回収機構が保有しております第一種優先株式35,000株及び第二種優先株式の一部33,000株に関し、自己株式の取得（取得予定日 平成18年５月17日、取得総額2,759億円）及び消却を決議いたしました。なお、本優先株式の取得は、旧商法第210条の規定に基づく自己株式取得枠の範囲内で行うものです。

2. 当社の現況

(1) 資本金の推移

(単位:百万円)

	当年度末	前年度末
資本金	1,420,877	1,352,651

注 1. 記載金額は、単位未満を切り捨てて表示しております。
2. 平成18年1月31日をもって次のとおり公募による普通株式の発行を行い、資本金は45,220百万円増加いたしました。
①発行株式数　80,000株
②発行価額　1株につき1,130,500円
③資本組入額　1株につき 565,250円
3. 平成18年2月28日をもって次のとおり第三者割当による普通株式の発行を行い、資本金は23,005百万円増加いたしました。
①発行株式数　40,700株
②発行価額　1株につき1,130,500円
③資本組入額　1株につき 565,250円

(2) 株式の状況

イ 株式数

発行する株式の総数	普通株式	15,000,000株
	第一種優先株式	35,000株
	第二種優先株式	100,000株
	第三種優先株式	695,000株
	第四種優先株式	135,000株
	第五種優先株式	250,000株
	第六種優先株式	300,000株
発行済株式の総数	普通株式	7,424,172株
	第一種優先株式	35,000株
	第二種優先株式	100,000株
	第三種優先株式	695,000株
	第1回第四種優先株式	4,175株
	第2回第四種優先株式	4,175株
	第3回第四種優先株式	4,175株
	第4回第四種優先株式	4,175株
	第5回第四種優先株式	4,175株
	第6回第四種優先株式	4,175株
	第7回第四種優先株式	4,175株
	第8回第四種優先株式	4,175株
	第9回第四種優先株式	4,175株
	第10回第四種優先株式	4,175株
	第11回第四種優先株式	4,175株
	第12回第四種優先株式	4,175株
	第1回第六種優先株式	70,001株

注　株式数は、1株未満を切り捨てて表示しております。

ロ 当年度末株主数

普通株式	187,552名
第一種優先株式	1名
第二種優先株式	1名
第三種優先株式	1名
第1回第四種優先株式	1名
第2回第四種優先株式	1名
第3回第四種優先株式	1名
第4回第四種優先株式	1名
第5回第四種優先株式	1名
第6回第四種優先株式	1名
第7回第四種優先株式	1名
第8回第四種優先株式	1名
第9回第四種優先株式	1名
第10回第四種優先株式	1名
第11回第四種優先株式	1名
第12回第四種優先株式	1名
第1回第六種優先株式	4名

注　上記の普通株式の株主数は、端株のみを有する端株主数39,610名を含んでおりません。

ハ 大株主

① 普通株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
日本トラスティ・サービス信託銀行株式会社（信託口）	462,242 株	6.22 %	— 株	— %
日本マスタートラスト信託銀行株式会社（信託口）	457,238	6.15	—	—
日本生命保険相互会社	154,388	2.07	—	—
ザ チェース マンハッタン バンク エヌエイ ロンドン	154,035	2.07	—	—
ステート ストリート バンク アンド トラスト カンパニー 505103	145,702	1.96	—	—
ステート ストリート バンク アンド トラスト カンパニー	98,904	1.33	—	—
住友生命保険相互会社	97,400	1.31	—	—
資産管理サービス信託銀行株式会社（信託B口）	90,431	1.21	—	—
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	79,992	1.07	—	—
ジェーピーエムシービー ユーエスエー レジデンツ ペンション ジャスデック レンド 385051	73,866	0.99	—	—

注　持株数は1株未満を、持株比率は小数点第3位以下を、それぞれ切り捨てて表示しております。

② 第一種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
株式会社整理回収機構	35,000 株	100.00 %	— 株	— %

③ 第二種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
株式会社整理回収機構	100,000 株	100.00 %	— 株	— %

④ 第三種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
株式会社整理回収機構	695,000 株	100.00 %	— 株	— %

⑤ 第1回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ザ・ゴールドマン・サックス・グループ・インク	4,175 株	100.00 %	— 株	— %

⑥ 第2回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ザ・ゴールドマン・サックス・グループ・インク	4,175 株	100.00 %	— 株	— %

⑦　第３回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ザ・ゴールドマン・サックス・グループ・インク	4,175 株	100.00 %	— 株	— %

⑧　第４回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ザ・ゴールドマン・サックス・グループ・インク	4,175 株	100.00 %	— 株	— %

⑨　第５回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %	— 株	— %

⑩　第６回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %	— 株	— %

⑪　第７回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %	— 株	— %

⑫　第８回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %	— 株	— %

⑬　第９回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %	— 株	— %

⑭　第10回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %	— 株	— %

⑮　第11回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %	— 株	— %

⑯　第12回第四種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
ジーエスエスエム ホールディング ツー コープ	4,175 株	100.00 %	— 株	— %

⑰　第１回第六種優先株式

株主名	当社への出資状況		当社の大株主への出資状況	
	持株数	持株比率	持株数	持株比率
住友生命保険相互会社	23,334 株	33.33 %	— 株	— %
日本生命保険相互会社	20,000	28.57	—	—
三井生命保険株式会社	16,667	23.80	—	—
三井住友海上火災保険株式会社	10,000	14.28	—	—

注 1.　持株比率は、小数点第３位以下を切り捨てて表示しております。
2.　上記の株主のうち、三井生命保険株式会社につきましては、株式会社三井住友銀行が同社普通株式を194千株（持株比率12.56%）、Ａ種株式を714千株（持株比率65.86%）所有しております。
3.　上記の株主のうち、三井住友海上火災保険株式会社につきましては、株式会社三井住友銀行が同社普通株式を3,356千株（持株比率0.22%）所有しております。

二　自己株式の取得、処分及び保有

①　取得株式

普通株式　　2,287.52株　取得価額の総額　　2,209百万円

②　処分株式

普通株式　　400,484.34株　処分価額の総額　267,673百万円

③　決算期における保有株式

普通株式　　6,307.15株

注　記載金額は、百万円未満を切り捨てて表示しております。

（3）企業集団の従業員の状況

	当年度末			前年度末		
	銀行業	リース業	その他事業	銀行業	リース業	その他事業
従業員数	20,733人	1,722人	18,226人	21,110人	1,740人	17,833人

注 1.　従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員（当年度末15,049人、前年度末14,591人）を含んでおりません。
2.　当社並びに連結される子会社及び子法人等の従業員数を記載しております。

(4) 企業集団の主要な営業所の状況

イ　銀行業

株式会社三井住友銀行：

関　東　地　方：本店（東京都）、東京営業部、横浜支店　ほか304店（前年度末312店）
近　畿　地　方：大阪本店営業部、神戸営業部、京都支店　ほか245店（前年度末245店）
北海道、東北地方：札幌支店　ほか5店（前年度末5店）
中　部　地　方：名古屋支店　ほか22店（前年度末22店）
中国、四国地方：岡山支店　ほか10店（前年度末11店）
九　州　地　方：福岡支店　ほか9店（前年度末10店）
南北アメリカ：ニューヨーク支店　ほか3店（前年度末4店）
ﾖｰﾛｯﾊﾟ、ｱﾌﾘｶ：デュッセルドルフ支店　ほか1店（前年度末2店）
ｱｼﾞｱ、ｵｾｱﾆｱ：香港支店　ほか11店（前年度末14店）

株式会社みなと銀行：
本店（兵庫県）　ほか107店（前年度末104店）

株式会社関西アーバン銀行：
本店（大阪府）　ほか103店（前年度末110店）

ロ　リース業

三井住友銀リース株式会社：
東京本社及び大阪本社ほか

ハ　その他事業

三井住友カード株式会社：
東京本社及び大阪本社ほか

株式会社日本総合研究所：
東京本社及び大阪本社ほか

(5) 重要な子会社等

イ 概況

会社名	所在地	主要業務内容	設立年月日	資本金	当社議決権比率	当社への配当額
株式会社三井住友銀行	東京都千代田区有楽町一丁目１番２号	銀行業務	平成８年６月６日	百万円 664,986	% 100.00	百万円 34,427
三井住友カード株式会社	大阪市中央区今橋四丁目５番15号	クレジットカード業務	昭和42年12月26日	34,000	65.99	997
三井住友銀リース株式会社	東京都港区西新橋三丁目９番４号	リース業務	昭和43年９月２日	82,600	100.00	1,350
株式会社日本総合研究所	東京都千代田区一番町16番	システム開発・情報処理業務 コンサルティング業務 シンクタンク業務	平成14年11月１日	10,000	100.00	528
SMFG企業再生債権回収株式会社	東京都港区西新橋一丁目15番1号	企業再生コンサルティング業務 債権管理回収業務	平成15年11月５日	500	52.00	—
SMBC信用保証株式会社	東京都港区六本木六丁目１番21号	信用保証業務	昭和51年７月14日	187,720	100.00 (100.00)	—
SMBCファイナンスサービス株式会社	東京都港区新橋一丁目８番３号	融資業務 ファクタリング業務 集金代行業務	昭和47年12月５日	71,705	100.00 (100.00)	—
SMBCフレンド証券株式会社	東京都中央区日本橋兜町７番12号	証券業務	昭和23年３月２日	27,270	44.10 (44.10)	—
株式会社みなと銀行	神戸市中央区三宮町二丁目１番１号	銀行業務	昭和24年９月６日	24,908	49.74 (49.74)	—
株式会社関西アーバン銀行	大阪市中央区西心斎橋一丁目２番４号	銀行業務	大正11年７月１日	37,040	51.76 (51.76)	—
株式会社ジャパンネット銀行	東京都新宿区西新宿二丁目１番１号	銀行業務	平成12年９月19日	20,000	57.00 (57.00)	—
欧州三井住友銀行 〔Sumitomo Mitsui Banking Corporation Europe Limited〕	Temple Court 11, Queen Victoria Street, London EC4N 4TA, U.K.	銀行業務	平成15年３月５日	199,716 〔17 億米ドル〕	100.00 (100.00)	—
SMBCキャピタル・マーケット会社 〔SMBC Capital Markets, Inc.〕	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	スワップ関連業務 投融資業務	昭和61年12月４日	0 〔100 米ドル〕	100.00 (100.00)	—
大和証券エスエムビーシー株式会社	東京都千代田区丸の内一丁目８番１号	証券業務 金融派生商品業務	平成11年２月５日	205,600	40.00	8,960
大和住銀投信投資顧問株式会社	東京都中央区日本橋二丁目７番９号	投資顧問業務 投資信託委託業務	昭和48年６月１日	2,000	43.96	169
プロミス株式会社	東京都千代田区大手町一丁目２番４号	消費者金融業務	昭和37年３月20日	80,737	21.50 (21.50)	—

注 1. 資本金及び当社への配当額は単位未満を、当社議決権比率は小数点第3位以下を、それぞれ切り捨てて表示しております。
2. 資本金の円換算額は、決算日の為替相場により算出しております。
3. 当社議決権比率の( )内は、間接議決権比率を内数として表示しております。
4. SMBCフレンド証券株式会社を新たに重要な子会社等として記載しております。
5. 株式会社みなと銀行に対する当社議決権比率には、株式会社三井住友銀行が退職給付信託に拠出した株式の議決権比率43.35%が含まれており、当該株式の議決権については株式会社三井住友銀行の指図により行使されることとなっております。

ロ 企業結合の状況

「ロ 企業結合の状況」につきましては、「1. 営業の概況」中「(2)企業集団及び当社の営業成績の推移」における「イ 連結業績の推移」と同一内容の記載となるため、省略しております。

重要な業務提携の概況

1. 当社及び株式会社三井住友銀行は、株式会社大和証券グループ本社との間で、投資銀行業務、アセットマネジメント業務の両分野において戦略的提携を実施しております。
2. 当社及び株式会社三井住友銀行は、ゴールドマン・サックス・ジャパン・リミテッド(証券会社)との間で、同社の業務上の専門知識が活用できる分野での業務協力に関する契約を締結しております。
3. 当社及び株式会社三井住友銀行は、プロミス株式会社との間で、コンシューマー・ファイナンス事業において戦略的提携を実施しております。
4. 当社、三井住友カード株式会社及び株式会社三井住友銀行は、株式会社エヌ・ティ・ティ・ドコモとの間で、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務提携契約を締結しております。

(6) 主要な借入先

借入先	借入金残高	当社への出資状況	
		持株数	議決権比率
株式会社三井住友銀行	230,000 百万円	— 株	— %

注 1. 記載金額は、単位未満を切り捨てて表示しております。
2. 上記以外の借入金はありません。

3. 取締役及び監査役

（年度末現在）

地位	氏名	担当又は主な職業
取締役会長（代表取締役）	奥　正之	株式会社三井住友銀行頭取
取締役社長（代表取締役）	北山　禎介	株式会社三井住友銀行取締役会長
取締役副社長（代表取締役）	楠　守雄	監査部担当役員
取締役	平澤　正英	総務部、人事部、リスク統括部担当役員 株式会社三井住友銀行副頭取
取締役	西山　茂	株式会社三井住友銀行専務取締役
取締役	種橋　潤治	広報部、企画部、財務部、グループ事業部担当役員
取締役	山内　悦嗣	公認会計士
取締役	山川洋一郎	弁護士
常任監査役	石田　浩二	（常勤）
常任監査役	小林　貞雄	（常勤）
監査役	大西　勝也	弁護士
監査役	荒木　浩	東京電力株式会社顧問
監査役	宇野　郁夫	日本生命保険相互会社代表取締役会長

注 1.　取締役 山内悦嗣、同 山川洋一郎の両氏は、商法第188条第２項第７号ノ２に定める社外取締役の要件を満たしております。
2.　監査役 大西勝也、同 荒木　浩、同 宇野郁夫の３氏は、「株式会社の監査等に関する商法の特例に関する法律」第18条第１項に定める社外監査役の要件を満たしております。
3.　平成18年４月３日付異動
　取締役　平　澤　正　英　株式会社三井住友銀行取締役
　取締役　西　山　　　茂　株式会社三井住友銀行取締役
　取締役　種　橋　潤　治　株式会社三井住友銀行取締役

当年度中に退任した取締役及び監査役

退任時の地位	氏名	退任日
監査役	伊藤　助成	平成17年4月21日逝去
取締役会長（代表取締役）	岡田　明重	平成17年6月29日退任
取締役社長（代表取締役）	西川　善文	平成17年6月29日退任
専務取締役（代表取締役）	石田　浩二	平成17年6月29日退任
取締役	矢作　光明	平成17年6月29日退任
常任監査役	平野豊三郎	平成17年6月29日辞任

4. 新株予約権の状況

[現に発行している新株予約権]

発行決議の日	平成14年6月27日
新株予約権の数	1,215個
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,215株
新株予約権の行使により株式を発行する場合の株式の発行価額	1個当たり669,775円 (新株予約権の発行価額は無償とする)

注 1. 本新株予約権は、平成14年6月27日開催の株式会社三井住友銀行の第1期定時株主総会における決議を受けて発行され、同年9月26日開催の第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式に係る種類株主総会並びに同年9月27日開催の臨時株主総会(普通株式に係る種類株主総会を兼ねる)において、当社が同行の発行した新株予約権1,620個に係る義務を承継することが決議されたものであります。なお、株式会社三井住友銀行は、平成14年12月2日の株式移転による当社設立に伴い当社の完全子会社となり、平成15年3月17日を期日として株式会社わかしお銀行と合併し、新商号を株式会社三井住友銀行としております。

2. 新株予約権を行使することができる期間は、平成16年6月28日から平成24年6月27日までであります。

3. 新株予約権の行使により株式を発行する場合の株式の発行価額(新株予約権の行使に際して払込をなすべき額)は、新株予約権発行後に当社が時価を下回る発行価額で新株式を発行する場合(新株予約権の行使による場合を除く)は、次の算式により調整されます。ただし、調整により生じる1円未満の端数は切り上げます。

$$\text{調整後発行価額} = \text{調整前発行価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新発行株式数} \times 1\text{株当たり発行価額}}{1\text{株当たり時価}}}{\text{既発行株式数} + \text{新発行株式数}}$$

また、発行価額は、株式の分割又は併合の際にも適宜調整されます。

5. 会計監査人に対する報酬等

(単位:百万円)

当社、子会社及び子法人等が支払うべき会計監査人に対する報酬等の合計額	645
うち監査証明業務の対価として支払うべき報酬等の合計額	563
うち当社が支払うべき会計監査人としての報酬等の額	30

注 1. 記載金額は、単位未満を切り捨てて表示しております。

2. 報酬等の合計額は、当社の非連結の子会社及び子法人等を除いて記載しております。

3. 当社と会計監査人との間の監査契約において「株式会社の監査等に関する商法の特例に関する法律」に基づく監査と証券取引法に基づく監査の監査報酬の額を区分しておりませんので、「うち当社が支払うべき会計監査人としての報酬等の額」には証券取引法に基づく監査の報酬等を含めて記載しております。

第４期末（平成18年3月31日現在）連結貸借対照表

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	7,107,469	預金	70,834,125
コールローン及び買入手形	651,905	譲渡性預金	2,708,643
買現先勘定	117,474	コールマネー及び売渡手形	8,016,410
債券貸借取引支払保証金	1,956,650	売現先勘定	396,205
買入金銭債権	633,760	債券貸借取引受入担保金	2,747,125
特定取引資産	4,078,025	コマーシャル・ペーパー	10,000
金銭の信託	2,912	特定取引負債	2,908,158
有価証券	25,505,861	借用金	2,133,707
貸出金	57,267,203	外国為替	447,722
外国為替	947,744	短期社債	383,900
その他資産	3,403,832	社債	4,241,417
動産不動産	806,369	信託勘定借	318,597
リース資産	999,915	その他負債	2,625,594
繰延税金資産	1,051,609	賞与引当金	25,300
連結調整勘定	6,612	退職給付引当金	36,786
支払承諾見返	3,508,695	特別法上の引当金	1,141
貸倒引当金	△1,035,468	繰延税金負債	49,484
		再評価に係る繰延税金負債	50,133
		支払承諾	3,508,695
		負債の部合計	**101,443,151**
		（少数株主持分）	
		少数株主持分	**1,113,025**
		（資本の部）	
		資本金	1,420,877
		資本剰余金	1,229,225
		利益剰余金	992,064
		土地再評価差額金	38,173
		株式等評価差額金	819,927
		為替換算調整勘定	△41,475
		自己株式	△4,393
		資本の部合計	**4,454,399**
資産の部合計	**107,010,575**	**負債、少数株主持分及び資本の部合計**	**107,010,575**

第４期（平成17年4月１日から 平成18年3月31日まで）連結損益計算書

（単位：百万円）

科目	金額	
経常収益		**3,705,136**
資金運用収益	**1,662,600**	
貸出金利息	1,214,142	
有価証券利息配当金	317,352	
コールローン利息及び買入手形利息	14,330	
買現先利息	6,767	
債券貸借取引受入利息	613	
預け金利息	59,875	
その他の受入利息	49,519	
信託報酬	**8,631**	
役務取引等収益	**703,928**	
特定取引収益	**32,807**	
その他業務収益	**1,144,147**	
リース料収入	429,274	
割賦売上高	238,537	
その他の業務収益	476,335	
その他経常収益	**153,021**	
経常費用		**2,741,582**
資金調達費用	**500,993**	
預金利息	266,648	
譲渡性預金利息	12,877	
コールマネー利息及び売渡手形利息	5,969	
売現先利息	7,447	
債券貸借取引支払利息	58,292	
コマーシャル・ペーパー利息	69	
借用金利息	29,016	
短期社債利息	375	
社債利息	86,010	
その他の支払利息	34,285	
役務取引等費用	**84,336**	
その他業務費用	**876,635**	
賃貸原価	385,307	
割賦原価	219,026	
その他の業務費用	272,301	
営業経費	**853,796**	
その他経常費用	**425,819**	
貸倒引当金繰入額	163,549	
その他の経常費用	262,269	
経常利益		**963,554**
特別利益		**97,952**
動産不動産処分益	5,794	
償却債権取立益	31,584	
その他の特別利益	60,574	
特別損失		**18,144**
動産不動産処分損	5,242	
減損損失	12,303	
証券取引責任準備金繰入額	47	
その他の特別損失	551	
税金等調整前当期純利益		**1,043,362**
法人税、住民税及び事業税		**69,818**
法人税等調整額		**226,901**
少数株主利益		**59,800**
当期純利益		**686,841**

<連結計算書類の作成方針>

子会社、子法人等及び関連法人等の定義は、銀行法第2条第8項及び銀行法施行令第4条の2に基づいております。

(1) 連結の範囲に関する事項

①連結される子会社及び子法人等　162社

主要な会社名　株式会社三井住友銀行
三井住友カード株式会社
三井住友銀リース株式会社
株式会社日本総合研究所
SMBCファイナンスサービス株式会社
SMBCフレンド証券株式会社
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
SMBC Capital Markets, Inc.

なお、日綜(上海)信息系統有限公司他19社は新規設立等により、当連結会計年度から連結される子会社及び子法人等としております。

わかしおオフィスサービス株式会社他12社は清算等により、子会社及び子法人等でなくなったため、当連結会計年度より連結される子会社及び子法人等から除外しております。

また、エスエムエルシー・ケンタウルス有限会社他11社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結される子会社から除外し、持分法非適用の非連結の子会社としております。

②非連結の子会社及び子法人等

主要な会社名　SBCS Co., Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、商法施行規則第144条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結の子会社及び子法人等の総資産、経常収益、当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(2) 持分法の適用に関する事項

①持分法適用の非連結の子法人等及び関連法人等　63社

主要な会社名　大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
プロミス株式会社

なお、旧エヌ・アイ・エフベンチャーズ株式会社(エヌ・アイ・エフSMBCベンチャーズ株式会社に商号変更)他14社は株式取得等により、当連結会計年度から持分法適用の関連法人等としております。

また、SBL Holdings Limited他4社は清算等により、当連結会計年度より持分法適用の非連結の子法人等及び関連法人等から除外しております。

②持分法非適用の非連結の子会社及び関連法人等

主要な会社名　エスアイエス・テクノサービス株式会社
Daiwa SB Investments (USA) Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、商法施行規則第150条第1項ただし書第2号により、持分法非適用としております。

また、その他の持分法非適用の非連結の子会社及び関連法人等の当期純損益(持分に見合う額)及び利益剰余金(持分に見合う額)等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(3) 連結される子会社及び子法人等の資産及び負債の評価に関する事項

連結される子会社及び子法人等の資産及び負債の評価については、全面時価評価法を採用しております。

(4) 連結調整勘定の償却に関する事項

三井住友カード株式会社及び三井住友銀リース株式会社に係る連結調整勘定は5年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

＜連結貸借対照表の注記＞

1. 連結貸借対照表の資産及び負債の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。
2. 記載金額は、百万円未満を切り捨てて表示しております。
3. 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的(以下、「特定取引目的」という。)の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

　特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。
4. 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法(定額法)、持分法非適用の非連結子会社・子法人等株式及び持分法非適用の関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法(売却原価は主として移動平均法により算定)、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用等により損益に反映させた額を除き、全部資本直入法により処理しております。
5. 金銭の信託において信託財産を構成している有価証券の評価は、上記3.及び4.と同じ方法により行っております。
6. デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。

　なお、一部の連結される在外子会社及び子法人等においては、現地の会計基準に従って処理しております。
7. 当社及び連結される子会社である三井住友銀行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。

　建　物　7年～50年

　動　産　2年～20年

　その他の連結される子会社及び子法人等の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
8. 自社利用のソフトウェアについては、当社並びに連結される国内子会社及び子法人等における利用可能期間(主として5年)に基づく定額法により償却しております。
9. 創立費は資産として計上し、商法施行規則第35条の規定により5年間にわたり均等償却を行っております。また、新株発行費及び社債発行費については原則として支出時に全額費用として処理しております。社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。
10. 連結される子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として連結決算日の為替相場による円換算額を付しております。

　また、その他の連結される子会社及び子法人等の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。
11. 主要な連結される子会社及び子法人等の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

　破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

　なお、連結される子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記23.の3カ月以上延滞債権又は下記24.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

　上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

　すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査

部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

当社並びにその他の連結される子会社及び子法人等の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は799,143百万円であります。

12. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

13. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

14. 当社並びに連結される国内子会社及び子法人等のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

15. 連結される子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。

16. 連結される子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

17. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益

及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結される子会社及び子法人等において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、連結される国内リース子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っています。

18. 当社並びに連結される国内子会社及び子法人等の消費税及び地方消費税の会計処理は、税抜方式によっております。

19. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18百万円

金融先物取引法第81条の規定に基づく準備金であります。

証券取引責任準備金　1,122百万円

証券取引法第51条の規定に基づく準備金であります。

20. 動産不動産の減価償却累計額　546,672百万円

リース資産の減価償却累計額　1,564,686百万円

21. 動産不動産の圧縮記帳額　65,269百万円

22. 貸出金のうち、破綻先債権額は59,332百万円、延滞債権額は714,366百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金(貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。)のうち、法人税法施行令(昭和40年政令第97号)第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

23. 貸出金のうち、3カ月以上延滞債権額は24,571百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

24. 貸出金のうち、貸出条件緩和債権額は444,889百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

25. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,243,160百万円であります。

なお、22.から25.に掲げた債権額は、貸倒引当金控除前の金額であります。

26. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は891,160百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、2,918百万円であります。

27. 担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	79,117百万円
特定取引資産	114,551百万円
有価証券	9,229,645百万円
貸出金	1,552,435百万円
その他資産(延払資産等)	1,131百万円

担保資産に対応する債務

預金	19,111百万円
コールマネー及び売渡手形	6,996,598百万円
売現先勘定	383,597百万円
債券貸借取引受入担保金	2,543,261百万円
特定取引負債	196,137百万円
借用金	27,019百万円
その他負債	36,317百万円
支払承諾	157,658百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,729百万円、特定取引資産665,395百万円及び有価証券4,072,275百万円を差し入れております。

また、動産不動産のうち保証金権利金は97,162百万円、その他資産のうち先物取引差入証拠金は14,631百万円であります。

28. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は610,517百万円、繰延ヘッジ利益の総額は436,183百万円であります。

29. 連結される子会社である三井住友銀行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、

事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

また、その他の一部の連結される子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

連結される子会社である三井住友銀行

平成10年3月31日及び平成14年3月31日

その他の一部の連結される子会社

平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法

連結される子会社である三井住友銀行

土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

その他の一部の連結される子会社

土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より15,253百万円下回っております。

30. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金622,500百万円が含まれております。

31. 社債には、劣後特約付社債2,132,066百万円が含まれております。

32. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,331百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,713,027百万円、当連結会計年度末に当該処分をせずに所有しているものは199,720百万円であります。

33. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,176,896百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが32,754,665百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

34. 「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号平成15年10月31日）を当連結会計年度から適用しております。これにより税金等調整前当期純利益は11,523百万円減少しております。

なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

35. 平成18年1月31日付で1株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、1株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年2月28日付で1株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、その他の経常費用には本発行に係る引受手数料相当額は含まれておりません。なお、1株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本剰余金に組み入れております。

さらに、平成18年1月31日付で1株当たりの売出価格1,166,200円、処

分価額1,130,500円として400千株の自己株式の処分（引受人の買取引受けによる売出し）を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、その他の経常費用には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額を資本剰余金に計上しております。

＜連結損益計算書の注記＞

1. 連結損益計算書の収益及び費用の分類は、「銀行法施行規則」(昭和57年大蔵省令第10号)に準拠しております。
2. 記載金額は、百万円未満を切り捨てて表示しております。
3. １株当たり当期純利益金額　　94,733円62銭
4. 特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

　特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

5. リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

　(1) リース取引のリース料収入の計上方法

　　主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

　(2) 割賦販売取引の売上高及び売上原価の計上方法

　　主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

6. 「その他経常収益」には、株式等売却益93,433百万円及び持分法による投資利益31,887百万円を含んでおります。
7. 「その他の経常費用」には、貸出金償却69,355百万円、株式等償却32,345百万円及び延滞債権等を売却したことによる損失100,666百万円を含んでおります。
8. 「その他の特別利益」は、子会社株式の売却及び子会社の増資に伴う持分変動による利益60,574百万円であります。
9. 当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地　域	主　な　用　途		種　類	減損損失額
首都圏	遊休資産	47物件	土地、建物等	5,277百万円
近畿圏	営業用店舗	15ヵ店	土地、建物等	4,668百万円
	遊休資産	29物件		2,022百万円
その他	遊休資産	15物件	土地、建物等	334百万円

　連結される子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、当社並びにその他の連結される子会社及び子法人等については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

　当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結される子会社及び子法人等については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

　回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は５～６％であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

連結計算書類に係る会計監査人の監査報告書謄本

独立監査人の監査報告書

平成18年5月16日

株式会社　三井住友フィナンシャルグループ
取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐藤正典　㊞
指定社員 業務執行社員	公認会計士	沼野廣志　㊞
指定社員 業務執行社員	公認会計士	髙波博之　㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第19条の2第3項の規定に基づき、株式会社三井住友フィナンシャルグループの平成17年4月1日から平成18年3月31日までの第4期営業年度の連結計算書類、すなわち、連結貸借対照表及び連結損益計算書について監査を行った。この連結計算書類の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結計算書類に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結計算書類に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結計算書類の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社又は連結子会社に対する監査手続を含んでいる。

監査の結果、当監査法人は、上記の連結計算書類が、法令及び定款に従い株式会社三井住友フィナンシャルグループ及びその連結子法人等から成る企業集団の財産及び損益の状態を正しく示しているものと認める。

営業報告書の「1.営業の概況(3)決算期後に生じた当企業集団の状況に関する重要な事実」に記載されている自己株式の取得及び消却に関する後発事象は、次期以後の会社及びその連結子法人等から成る企業集団の財産又は損益の状態に重要な影響を及ぼすものである。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

連結計算書類に係る監査役会の監査報告書謄本

連結計算書類に係る監査報告書

当監査役会は、平成17年4月1日から平成18年3月31日までの第4期営業年度における連結計算書類（連結貸借対照表および連結損益計算書）に関して各監査役から監査の方法および結果の報告を受け、審議の結果監査役5名の一致した意見として、次のとおり報告いたします。

1．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、連結計算書類について取締役等および会計監査人から報告および意見を聞き、検討を行いました。

2．監査の結果

会計監査人であるあずさ監査法人の監査の方法および結果は相当であると認めます。

平成18年5月17日

株式会社 三井住友フィナンシャルグループ　監査役会

常任監査役（常勤）　石　田　浩　二　㊞
常任監査役（常勤）　小　林　貞　雄　㊞
監　査　役　大　西　勝　也　㊞
監　査　役　荒　木　　浩　㊞
監　査　役　宇　野　郁　夫　㊞

第４期末（平成18年3月31日現在）貸借対照表

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
流動資産	**579,372**	**流動負債**	**230,905**
現金及び預金	561,862	子会社短期借入金	230,000
前払費用	21	未払金	117
繰延税金資産	43	未払費用	465
未収収益	17	未払法人税等	36
未収還付法人税等	17,371	未払事業所税	4
その他	55	賞与引当金	70
固定資産	**3,586,657**	その他	211
有形固定資産	**1**	**負債合計**	**230,905**
建物	0	（資本の部）	
器具及び備品	0	**資本金**	**1,420,877**
無形固定資産	**28**	**資本剰余金**	**2,105,396**
ソフトウェア	28	資本準備金	1,420,989
投資その他の資産	**3,586,627**	その他資本剰余金	684,406
投資有価証券	171,273	資本金及び資本準備金減少差益	499,503
子会社株式	3,414,791	自己株式処分差益	184,902
繰延税金資産	562	**利益剰余金**	**413,546**
繰延資産	**301**	任意積立金	30,420
創立費	301	別途積立金	30,420
		当期未処分利益	383,126
		自己株式	**△4,393**
		資本合計	**3,935,426**
資産合計	**4,166,332**	**負債及び資本合計**	**4,166,332**

第４期（平成17年4月１日から 平成18年3月31日まで）損益計算書

（単位:百万円）

		科目	金額
経常損益の部	営業損益の部	**営業収益**	**55,482**
		受取配当金	9,129
		子会社受取配当金	37,303
		子会社受入手数料	9,038
		貸付金利息	11
		営業費用	**3,196**
		販売費及び一般管理費	3,196
		営業利益	**52,285**
	営業外損益の部	**営業外収益**	**138**
		受取利息	71
		受入手数料	27
		その他	39
		営業外費用	**4,159**
		支払利息	1,490
		創立費償却	301
		新株発行費	739
		支払手数料	1,519
		その他	108
		経常利益	**48,264**
特別損益の部		**特別利益**	**27,579**
		子会社株式売却益	27,579
		税引前当期純利益	**75,844**
		法人税、住民税及び事業税	3
		法人税等調整額	2,431
		当期純利益	**73,408**
		前期繰越利益	309,717
		当期未処分利益	**383,126**

＜重要な会計方針＞

1. 有価証券の評価基準及び評価方法
   子会社株式及び関連会社株式・・・移動平均法による原価法により行っております。
   その他有価証券・・・・・・・・・・・・・・・・時価のないものについては、移動平均法による原価法により行っております。
2. 固定資産の減価償却の方法
   (1) 有形固定資産
   定率法（ただし、建物については定額法）を採用しております。
   (2) 無形固定資産
   自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。
3. 繰延資産の処理方法
   (1) 創立費
   創立費は、資産として計上し、商法施行規則第35条の規定により5年間にわたり均等償却を行っております。
   (2) 新株発行費
   新株発行費は、支出時に全額費用として処理しております。
4. 重要な引当金の計上基準
   賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。
5. リース取引の処理方法
   リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
6. 消費税等の会計処理
   消費税及び地方消費税の会計処理は、税抜方式によっております。

＜会計方針の変更＞

（固定資産の減損に係る会計基準）

「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当期から適用しております。この変更による当期の損益に与える影響はありません。

＜追加情報＞

平成18年1月31日付で1株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、1株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年2月28日付で1株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、新株発行費には本発行に係る引受手数料相当額は含まれておりません。なお、1株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本準備金に組み入れております。

さらに、平成18年1月31日付で1株当たりの売出価格1,166,200円、処分価額1,130,500円として400千株の自己株式の処分（引受人の買取引受けによる売出し）を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、支払手数料には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額をその他資本剰余金に計上しております。

＜貸借対照表の注記＞

1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 子会社に対する短期金銭債権　561,902百万円
   子会社に対する短期金銭債務　230,000百万円
3. 有形固定資産の減価償却累計額　1百万円
4. リース契約により使用する固定資産
   貸借対照表に計上した固定資産のほか、事務用機器の一部については、リース契約により使用しております。
5. 保証債務　48,545百万円

＜損益計算書の注記＞

1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 子会社との取引高
   営業収益　46,341百万円
   営業費用　444百万円
   営業取引以外の取引高　49,573百万円
3. 1株当たりの当期純利益　6,836円35銭

第４期利益処分案

（単位:円）

科目	金額
当期未処分利益の処分	
当期未処分利益	**383,126,165,077**
利益処分額	**47,951,185,360**
第一種優先株式配当金（1株につき10,500円）	367,500,000
第二種優先株式配当金（1株につき28,500円）	2,850,000,000
第三種優先株式配当金（1株につき13,700円）	9,521,500,000
第１回第四種優先株式配当金（1株につき135,000円）	563,625,000
第２回第四種優先株式配当金（1株につき135,000円）	563,625,000
第３回第四種優先株式配当金（1株につき135,000円）	563,625,000
第４回第四種優先株式配当金（1株につき135,000円）	563,625,000
第５回第四種優先株式配当金（1株につき135,000円）	563,625,000
第６回第四種優先株式配当金（1株につき135,000円）	563,625,000
第７回第四種優先株式配当金（1株につき135,000円）	563,625,000
第８回第四種優先株式配当金（1株につき135,000円）	563,625,000
第９回第四種優先株式配当金（1株につき135,000円）	563,625,000
第10回第四種優先株式配当金（1株につき135,000円）	563,625,000
第11回第四種優先株式配当金（1株につき135,000円）	563,625,000
第12回第四種優先株式配当金（1株につき135,000円）	563,625,000
第１回第六種優先株式配当金（1株につき88,500円）	6,195,088,500
普通株式配当金（1株につき3,000円）	22,253,596,860
次期繰越利益	**335,174,979,717**
その他資本剰余金の処分	
その他資本剰余金	**684,406,555,469**
その他資本剰余金処分額	**0**
その他資本剰余金次期繰越額	**684,406,555,469**

会計監査人の監査報告書謄本

独立監査人の監査報告書

平成18年5月16日

株式会社　三井住友フィナンシャルグループ
　取締役会　御中

あずさ監査法人

指定社員 業務執行社員	公認会計士	佐藤正典㊞
指定社員 業務執行社員	公認会計士	沼野廣志㊞
指定社員 業務執行社員	公認会計士	髙波博之㊞

当監査法人は、「株式会社の監査等に関する商法の特例に関する法律」第2条第1項の規定に基づき、株式会社三井住友フィナンシャルグループの平成17年4月1日から平成18年3月31日までの第4期営業年度の計算書類、すなわち、貸借対照表、損益計算書、営業報告書（会計に関する部分に限る。）及び利益処分案並びに附属明細書（会計に関する部分に限る。）について監査を行った。なお、営業報告書及び附属明細書について監査の対象とした会計に関する部分は、営業報告書及び附属明細書に記載されている事項のうち会計帳簿の記録に基づく記載部分である。この計算書類及び附属明細書の作成責任は経営者にあり、当監査法人の責任は独立の立場から計算書類及び附属明細書に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に計算書類及び附属明細書に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての計算書類及び附属明細書の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。なお、この監査は、当監査法人が必要と認めて実施した子会社に対する監査手続を含んでいる。

監査の結果、当監査法人の意見は次のとおりである。

(1)　貸借対照表及び損益計算書は、法令及び定款に従い会社の財産及び損益の状況を正しく示しているものと認める。
(2)　営業報告書（会計に関する部分に限る。）は、法令及び定款に従い会社の状況を正しく示しているものと認める。
(3)　利益処分案は、法令及び定款に適合しているものと認める。
(4)　附属明細書（会計に関する部分に限る。）について、商法の規定により指摘すべき事項はない。

営業報告書の「1.営業の概況(3)決算期後に生じた当企業集団の状況に関する重要な事実」に記載されている自己株式の取得及び消却に関する後発事象は、次期以後の会社の財産又は損益の状態に重要な影響を及ぼすものである。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

監査役会の監査報告書謄本

監　査　報　告　書

当監査役会は、平成17年4月1日から平成18年3月31日までの第4期営業年度における取締役の職務の執行に関して各監査役から監査の方法および結果の報告を受け、審議の結果監査役5名の一致した意見として、次のとおり報告いたします。

1．監査役の監査の方法の概要

各監査役は、監査役会が定めた監査の方針、業務の分担等に従い、取締役会その他の重要な会議に出席し、取締役等から営業の報告を聞き、重要な決裁書類等を閲覧し、会社の業務および財産の状況を調査いたしました。また、必要に応じて子会社から営業の報告を求め、会計監査人から監査に関する報告および意見を聞き、かつ計算書類等について検討を行いました。

2．監査の結果

(1) 会計監査人であるあずさ監査法人の監査の方法および結果は相当であると認めます。

(2) 営業報告書は、法令および定款に従い、会社の状況を正しく示しているものと認めます。

(3) 利益処分案は、会社財産の状況その他の事情に照らして、指摘すべき事項は認められません。

(4) 附属明細書は、記載すべき事項を正しく示しており、指摘すべき事項は認められません。

(5) 取締役の職務遂行に関しては、子会社に関する職務を含め、不正の行為または法令もしくは定款に違反する重大な事実は認められません。

また、取締役の競業取引、取締役と会社間の利益相反取引、会社が行った無償の財産上の利益の供与、子会社または株主との通例的でない取引ならびに自己株式の取得および処分等に関しても、上記の監査の方法のほか必要に応じて、当該取引の状況を調査するなどの方法によって監査しました結果、取締役の義務違反は認められません。

なお、営業報告書に記載のとおり、当社子会社の株式会社三井住友銀行は、同行法人部門の営業活動の一部が独占禁止法第19条に違反するとして、平成17年12月に公正取引委員会から勧告審決を受けましたほか、平成18年4月には金融庁より銀行法に基づく行政処分を受けております。

平成18年5月17日

株式会社 三井住友フィナンシャルグループ　監査役会

常任監査役(常勤)　石田浩二　㊞

常任監査役(常勤)　小林貞雄　㊞

監査役　大西勝也　㊞

監査役　荒木浩　㊞

監査役　宇野郁夫　㊞

以　上

三井住友フィナンシャルグループの概要

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三井住友銀行

三井住友銀行は、平成13年4月にさくら銀行と住友銀行が合併して発足しました。平成14年12月、株式移転により銀行持株会社として三井住友フィナンシャルグループを設立し、その完全子会社となりました。平成15年3月には、わかしお銀行と合併しています。

三井住友銀行は、国内有数の営業基盤、戦略実行のスピード、更には有力グループ会社群による金融サービス提供力に強みを持っています。三井住友フィナンシャルグループのもと、他のグループ各社と一体となって、お客さまに質の高い複合金融サービスを提供しています。



商号	株式会社三井住友銀行
事業内容	銀行業務
設立年月日	平成8年6月6日
本店所在地	東京都千代田区有楽町一丁目1番2号
頭取	奥 正之
従業員数	16,050名（就業者数）

拠点数

国内　1,430カ所
（本支店458（内被振込専用支店28）、出張所147、代理店1、付随業務取扱店17、無人店舗807）

海外　32カ所
（支店15、出張所3、駐在員事務所14）

（注）国内拠点数は、企業内設置分、コンビニエンスストアATMを除いています。
（平成18年3月末現在）



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株式会社三井住友銀行の決算概況

損益の状況

（単位：億円）

科目		平成17年度(A)	平成16年度(B)	(A)−(B)
業務粗利益		15,520	15,228	292
資金利益		9,545	9,725	△180
信託報酬		86	26	60
役務取引等利益		3,666	2,980	686
特定取引利益		119	1,315	△1,196
その他業務利益		2,102	1,180	922
経費(除く臨時処理分)		△5,864	△5,823	△41
人件費		△1,923	△2,041	118
物件費		△3,607	△3,415	△192
税金		△333	△366	33
業務純益(一般貸倒引当金繰入前)		9,655	9,404	251
一般貸倒引当金繰入額	①	△1,549	3,514	△5,063
業務純益		8,105	12,919	△4,814
臨時損益		△896	△13,636	12,740
うち不良債権処理額	②	△1,065	△13,063	11,998
株式等損益		254	△1,187	1,441
株式等売却損益		567	1,088	△521
株式等償却		△312	△2,275	1,963
経常利益		7,209	△716	7,925
特別損益		257	△283	540
うち動産不動産処分損益		14	△124	138
減損損失		△63	—	△63
償却債権取立益	③	306	1	305
税引前当期純利益		7,466	△1,000	8,466
法人税、住民税及び事業税		△135	△63	△72
還付法人税等		—	81	△81
法人税等調整額		△2,136	△385	△1,751
当期純利益		5,195	△1,368	6,563

与信関係費用	①+②+③	△2,309	△9,548	7,239

注 1. 損失または減益の場合には、金額頭部に△を付しております。また、記載金額は、億円未満を切り捨てて表示しております。
2. 平成17年度より償却債権取立益を与信関係費用に含めております。

損益の状況（単体）



業務純益（一般貸倒引当金繰入前）
株式等損益
与信関係費用
当期純利益（損失）
（億円）
15,000
10,000
5,000
0
▲5,000
▲10,000
▲15,000
▲20,000
平成13年度
平成14年度
平成15年度
平成16年度
平成17年度

注　平成13年度は、旧三井住友銀行、旧わかしお銀行両行の計数を合算して表示しております。

保有株式（上場・店頭）の状況（単体）



取得原価（左目盛り）
評価損益（右目盛り）
（億円）
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
（億円）
20,000
15,000
10,000
5,000
0
▲5,000
▲10,000
平成13年度末
平成14年度末
平成15年度末
平成16年度末
平成17年度末

注　平成13年度末は、旧三井住友銀行、旧わかしお銀行両行の計数を合算して表示しております。

金融再生法開示債権及び不良債権比率（単体）



破産更生等債権
危険債権
要管理債権（左目盛り）
不良債権比率（右目盛り）
（億円）
60,000
50,000
40,000
30,000
20,000
10,000
0
（%）
10.0
8.0
6.0
4.0
2.0
0.0
平成13年度末
平成14年度末
平成15年度末
平成16年度末
平成17年度末

注 1.　平成13年度末は、旧三井住友銀行、旧わかしお銀行両行の計数を合算して表示しております。
2.　不良債権比率＝金融再生法開示不良債権／（金融再生法開示不良債権＋正常債権）

連結自己資本比率



連結自己資本比率（左目盛り）
自己資本
うちTier 1（右目盛り）
（%）
13.00
12.50
12.00
11.50
11.00
10.50
10.00
9.50
（億円）
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
平成13年度末
平成14年度末
平成15年度末
平成16年度末
平成17年度末

注　平成14年度末以降は、三井住友フィナンシャルグループの連結自己資本比率を表示しております。



三井住友カード



商　　号	三井住友カード株式会社
事業内容	クレジットカード業務
設立年月日	昭和42年12月26日
本社所在地	[東京本社] 東京都港区新橋五丁目2番10号 [大阪本社] 大阪市中央区今橋四丁目5番15号
代 表 者	月原　紘一
従業員数	1,783名 (平成18年3月末現在 ただし、代表者月原紘一は 平成18年5月23日付就任)

www.smbc-card.com

三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客さまに支持されてきました。三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。カード業界のリーディングカンパニーとして「最も使いやすくて最も役に立つマイ・メインカード」の提供に取り組んでいます。

業務内容

■クレジットカードに関する業務
会員向けショッピングサービス、加盟店向け売上精算

■ファイナンス商品に関する業務
会員向けローン、キャッシュサービス、リボルビング払い、分割払い、ローン保証業務等

■販売促進に関する業務
ギフトカード発行、会員・加盟店向け各種サービス

■関連業務
集金代行業務、事務受託業務（カード発行、会員に対する請求処理、加盟店に対する売上処理）

(単位：億円)

	平成17年度	平成16年度
営業収益	1,482	1,321
営業利益	258	231
経常利益	271	231
当期純利益	177	186
	平成17年度末	平成16年度末
総資産	7,940	6,842

注　記載金額は、億円未満を切り捨てて表示しております。



三井住友銀リース



商号	三井住友銀リース株式会社
事業内容	リース業務
設立年月日	昭和43年9月2日
本社所在地	[東京本社] 東京都港区西新橋三丁目9番4号 [大阪本社] 大阪市中央区南船場三丁目10番19号
代表者	石田　浩二
従業員数	893名 (平成18年3月末現在 ただし、代表者石田浩二は 平成18年6月29日付就任予定)


三井住友銀リース
Lease-up Eco Town

www.smbcleasing.co.jp

三井住友銀リースは、大型設備投資ニーズに応えるコーポレートリースを得意としており、省エネ貢献型設備のリース、店舗・工場・倉庫等の不動産リース、国内企業の海外進出に伴う設備のリース、インターネットを活用したネットリース・販売ネットリース等、多彩なサービスを織り交ぜたオーダーメイドの提案を展開しています。個人向けを含むオートリース、パソコン等情報機器・各種計測器のレンタル業務等にも、グループを挙げて積極的に取り組んでいます。また、昨年5月には、子会社を通じて、一般事業法人として初めて信託業務へ参入しており、一層のサービスの向上を図ります。

業務内容

■コーポレートリース
企業の国内外における様々な設備投資ニーズに応えるリース

■不動産リース
オフィスビルから倉庫まで不動産を有効に活用するリース

■販売リース・商品リース
メーカー・ディーラーの販売促進ツールとしてのリース

■ネットリース
インターネットを効果的に活用したリース

■セレクトリース
中小企業向けのスピーディーなリース

■環境貢献型リース
省エネサービス会社とのタイアップによるリース

■レンタル業務
パソコンなどの情報機器を中心とするレンタル

(単位：億円)

	平成17年度	平成16年度
営業収益	6,197	5,891
営業利益	322	280
経常利益	267	201
当期純利益	175	124
	平成17年度末	平成16年度末
総資産	18,052	17,663

注　記載金額は、億円未満を切り捨てて表示しております。


日本総研
The Japan Research Institute, Limited

日本総合研究所は、情報システム・コンサルティング・シンクタンクの3つの機能を有機的に結び付けた、付加価値の高いサービスを提供する知識エンジニアリング企業です。金融をはじめとする様々な分野に対応した経営革新・IT関連のコンサルティングや戦略的情報システムの企画・構築、アウトソーシングサービスの提供を行っているほか、国内外の経済調査分析・政策提言等の情報発信、新事業の創出を行うインキュベーション活動等、多岐にわたる活動を展開しています。



商号	株式会社日本総合研究所
事業内容	システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
設立年月日	平成14年11月1日
本社所在地	[東京本社] 東京都千代田区一番町16番 [大阪本社] 大阪市西区新町一丁目5番8号
代表者	木本　泰行
従業員数	2,871名 (平成18年3月末現在 ただし、代表者木本泰行は平成18年5月1日付就任)



www.jri.co.jp

業務内容

■システム開発・情報処理業務

情報システムの企画・構築、アウトソーシングサービス

■コンサルティング業務

経営革新・IT関連のコンサルティング

■シンクタンク業務

経済調査分析・政策提言、インキュベーション活動

(単位：億円)

	平成17年度	平成16年度
営業収益	1,158	1,112
営業利益	52	63
経常利益	57	63
当期純利益	38	26
	平成17年度末	平成16年度末
総資産	917	794

注　記載金額は、億円未満を切り捨てて表示しております。

ヤフーとのインターネット金融事業における戦略的提携について

三井住友銀行及び株式会社ジャパンネット銀行は、ヤフー株式会社と「ポータルサイト事業」と「ネットバンク事業」の双方を活用した、新たなインターネット金融事業の創造を目的とする、業務提携・資本提携を行うことについて、本年３月に合意いたしました。

ジャパンネット銀行及びヤフーは、双方の培ってきたブランド、顧客基盤、ノウハウ、経験等を活かし、「Yahoo！JAPAN ID」と密接に連携した利便性の高い先進的決済サービス等を共同で開発・提供いたします。ジャパンネット銀行は、消費シーンにより近づいたネット決済サービスを提供することにより、ユーザーの利便性向上とユーザー数の飛躍的拡大を目指します。

また、三井住友銀行は、関係当局の認可を前提として、ジャパンネット銀行を傘下に置く銀行持株会社を設立し、ヤフーは、この銀行持株会社に14.9%の出資を行います。今回の提携を基礎として、三井住友フィナンシャルグループは、インターネット金融分野における、圧倒的な事業基盤とトップバンクの地位を確立してまいります。



<提携調印式の模様>
左からジャパンネット銀行藤森社長、ヤフー井上社長、三井住友銀行奥頭取

セブン銀行と三井住友銀行による銀行代理業務開始について



<セブン銀行本店イトーヨーカドー川口店出張所内観>

三井住友銀行は、流通小売業が有する顧客基盤・店舗基盤とのシナジーを追求した金融事業の新たなビジネスモデルの構築を目的として、株式会社セブン銀行での銀行代理業務を本年３月より開始いたしました。

イトーヨーカドー内に有人店舗を展開しているセブン銀行を三井住友銀行の代理店とし、普通預金の口座開設等の媒介のほか、有人店舗内に設置したリモートコンサルティングシステム「バンクTV」(注) による、住宅ローン・資産運用等に関するお客さまのご相談の取次ぎを委託しました。

このような銀行代理店の展開によるコンサルティングネットワークの多様化を通じて、お客さまとの接点の拡大に取り組み、利便性やサービスの一段の向上を追求してまいります。

(注) 代理店であるセブン銀行と三井住友銀行のコールセンターとの間をTV電話を通じて接続し、三井住友銀行のコンサルタントが住宅ローンや資産運用等に関するコンサルティングを行うシステム。

SMBCフレンド証券の完全子会社化

三井住友フィナンシャルグループ、三井住友銀行及びSMBCフレンド証券株式会社は、本年3月に、「銀・証融合」をキーワードとする個人向け金融総合サービス提供体制の強化、高度化を目的として、当局の認可を前提に、株式交換によりSMBCフレンド証券を当社の完全子会社とすることについて合意いたしました。

具体的には、お客さまの資産運用ニーズの多様化にお応えすべく、三井住友銀行とSMBCフレンド証券は、「ファンドラップサービス（投資顧問付き資産運用口座）」を共同開発し、本年度下期を目処に証券仲介スキームを活用して銀行窓口での商品提供を開始する予定です。また、SMBCフレンド証券に「株式コンサルティングデスク」を新設し、銀行のお客さまに株式運用に関するコンサルティングサービスを提供できる体制を整備いたします。更に、三井住友銀行、SMBCフレンド証券の間で人材交流を積極的に進め、両社の人材の連携・協働強化を通じた「コラボレイティブ・コンサルティング」を実践してまいります。



<SMBCフレンド証券本店外観>

日本総合研究所の会社分割による新会社設立

日本総合研究所は、主として三井住友フィナンシャルグループ関連の企業以外のお客さまに向けたITソリューション提供力の一層の強化を図るため、「お客さま向けIT事業」に特化する100%子会社「株式会社日本総研ソリューションズ」を、本年7月に会社分割により設立する予定です。

日本総研ソリューションズでは、これまで日本総合研究所が蓄積してまいりました高度なシステム開発、情報処理業務のノウハウを活用し、お客さまのニーズに合致したITソリューションの提供を、より積極的に推進してまいります。

なお、日本総合研究所は、従来どおりシンクタンク業務とコンサルティング業務を行うほか、三井住友銀行をはじめとするグループ各社向けや戦略事業であるカード業務向けのシステム開発、情報処理業務を行なう「グループIT会社」として、グループ事業戦略をITの面から支える役割を一層強化してまいります。

三井住友フィナンシャルグループ及び三井住友銀行の組織改定

三井住友フィナンシャルグループ及び三井住友銀行は、本年4月3日付で組織改定を実施いたしました。

三井住友フィナンシャルグループにおきましては、法人のお客さまの高度化する金融ニーズにお応えするため、インベストメント・バンキング統括部を設置し、投資銀行業務をグループ横断的に推進する体制を強化いたしました。

また、昨年度から三井住友銀行を中心に取組みを本格化したCSRについて、その活動をグループ全体に拡大するため、「グループCSR室」を設置いたしました。

三井住友銀行におきましては、法人のお客さまの経営課題解決ニーズにお応えするため、新しい概念のフロント組織として「コーポレート・アドバイザリー本部」を設置いたしました。

コーポレート・アドバイザリー本部は、銀行内の各部署はもちろん、大和証券エスエムビーシー株式会社とも協働し、三井住友銀行の持つ業種別の知見・情報を最大限に活用して、事業拡大、企業再編等のお客さまの経営課題に応える総合的なソリューションを提供してまいります。

また、新たに「コンプライアンス部門」を設置したほか、お客さまの声や視点を商品・サービスの質の向上やCSの推進に積極的に活かすことを目的に「品質管理部」を設置いたしました。

環境ビジネスへの取組み

三井住友銀行とSMBCコンサルティング株式会社は、本年3月、環境省の後援のもと、「環境ビジネス交流会～withチーム・マイナス6％」を開催いたしました。これは、環境保全をビジネスや企業価値の向上に役立てたいと考えている企業間の商談や情報交換の場をアレンジしたものです。

「環境」をテーマにしたビジネス交流会は今回が初めての試みでしたが、過去最大規模となる550社、1,200名の参加となりました。

当日は、小池環境大臣のご挨拶、東京大学小宮山総長の基調講演のあと、商談会が開催され、600件を超える商談が実施されました。

また、三井住友銀行は、本年1月に環境・社会等に配慮した金融業務の更なる拡充を目的として、国際審査部内に「国際環境室」を設置いたしました。国際環境室では、海外プロジェクトファイナンスに関する環境評価体制の整備並びに環境評価を行ってまいります。なお、併せて、同行はプロジェクトファイナンスの実行にあたっての対象事業の環境・地域社会への配慮に関する自主ガイドラインである「エクエーター原則」を採択いたしました。


交流会　環境ビジネスマッチング2006
<環境ビジネス交流会の模様>

女性の視点での商品・サービスの開発について

三井住友銀行の「Next W·ing プロジェクト室」は、女性の視点に立った商品・サービスを順次リリースしております。

本年3月には、大和証券投資信託委託株式会社の女性チームと共同で商品コンセプトを企画した投資信託「6資産バランスファンド（愛称：ダブルウイング）」及び女性向け住宅ローン「Woman PLUS」の取扱いをそれぞれ開始いたしました。

本年4月には、株式会社ベネフィットワン・パートナーズとの提携により、さまざまな割引や特典を提供する女性限定会員制サービス「One's Next クラブ Woman」をスタートしております。本年5月には、女性の視点でくつろげる空間を目指し、インテリアショップとコラボレーションした店舗である「SMBC白金高輪コンサルティングオフィス」を開設いたしました。

三井住友銀行は、今後も女性の視点に立った商品・サービスの提供に努めてまいります。


<SMBC白金高輪コンサルティングオフィス内観>

口座セキュリティの強化（生体認証ICキャッシュカードの導入・ネットバンキングでの取組み）


使い捨てが安心。
1回限りのパスワード。
ワンタイムパスワード
三井住友銀行
<ワンタイムパスワードのパンフレット>

三井住友銀行では、昨年12月から生体認証ICキャッシュカードの取扱いを開始いたしました。これは、従来の暗証番号に加え、手指の静脈パターンの情報で本人確認を行う「指静脈認証」を用いており、偽造や盗難、紛失による不正出金の防止に極めて有効な高いセキュリティを確保したICキャッシュカードです。ご利用可能な生体認証対応のATMも順次増やしてまいります。

また、ネットバンキングにつきましては、「新型ソフトウェアキーボード」を始めとした独自の対策のほか、本年2月には邦銀初となる「ワンタイムパスワード」を導入するなど、お客さまがご自身のニーズに合った対策を選択できるような体制を整えております。また、パスワード管理に関してお客さまごとに個別のメッセージを表示して注意を促したり、ホームページ上に「やさしいセキュリティ教室」を掲載するなどして、お客さまへのセキュリティに関する情報提供にも努めております。

株式のご案内

事業年度	4月1日から翌年3月31日まで
定時株主総会	6月下旬
配当金受領株主確定日	3月31日及び中間配当金の支払いを行うときは9月30日
基準日	定時株主総会　3月31日 その他必要があるときは、あらかじめ公告して定めます。
公告方法	日本経済新聞に掲載する方法により行います。 ただし、決算公告につきましては、当社ウェブサイトに掲載いたします。

株式事務取扱場所・取次所

株主名簿管理人	大阪市中央区北浜四丁目5番33号	住友信託銀行株式会社
同事務取扱場所	東京都千代田区丸の内一丁目4番4号	住友信託銀行株式会社証券代行部
（郵便物の送付先 電話お問合せ先）	〒183-8701　東京都府中市日鋼町1番10 （住所変更等用紙のご請求）0120-175-417	住友信託銀行株式会社証券代行部 （その他のご照会）0120-176-417
同取次所	住友信託銀行株式会社　本店及び全国各支店	

三井住友フィナンシャルグループ「SMFGホームページ」のご案内



「SMFGホームページ」では、グループ各社の事業活動、ニュースリリースや財務情報、IR情報など、様々な情報をタイムリーに掲載しています。

www.smfg.co.jp


SMFG 三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP


PRINTED WITH
SOY INK
地球環境を考え、
再生紙と大豆油インキを
使用しています。

SMFG SUMITOMO MITSUI FINANCIAL GROUP

ディスクロージャー誌
2006

平成17年4月1日～平成18年3月31日

三井住友フィナンシャルグループ
三井住友銀行

経営理念

- お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。
- 事業の発展を通じて、株主価値の永続的な増大を図る。
- 勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る。

三井住友フィナンシャルグループ　プロフィール

(平成18年3月31日現在)

名　　称	株式会社三井住友フィナンシャルグループ (英文名称：Sumitomo Mitsui Financial Group, Inc.)
本　　社	東京都千代田区有楽町1丁目1番2号
取締役会長	奥　正之(三井住友銀行頭取を兼任)
取締役社長	北山 禎介(三井住友銀行取締役会長を兼任)
設　　立	平成14年12月2日
資 本 金	1兆4,208億円
事業目的	子会社である銀行およびその他銀行法により子会社とすることができる会社の経営管理ならびに当該業務に附帯する業務
上場取引所	東京証券取引所、大阪証券取引所、名古屋証券取引所(すべて市場第一部)

発行済株式数 (平成18年6月30日現在)

普通株式	7,424,172.77株
第二種優先株式	67,000株
第三種優先株式	695,000株
第 1 回第四種優先株式	4,175株
第 2 回第四種優先株式	4,175株
第 3 回第四種優先株式	4,175株
第 4 回第四種優先株式	4,175株
第 5 回第四種優先株式	4,175株
第 6 回第四種優先株式	4,175株
第 7 回第四種優先株式	4,175株
第 8 回第四種優先株式	4,175株
第 9 回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第 1 回第六種優先株式	70,001株

格付情報

三井住友フィナンシャルグループ各社の平成18年6月30日現在の格付は以下のとおりです。

○三井住友銀行

	長期	短期
Moody's	A1	P-1
Standard & Poor's	A	A-1
Fitch Ratings	A-	F1
格付投資情報センター(R&I)	A	a-1
日本格付研究所(JCR)	A+	J-1+

●三井住友カード

	長期	短期
日本格付研究所(JCR)	A+	J-1+

三井住友銀リース

	長期	短期
格付投資情報センター(R&I)	A	a-1
日本格付研究所(JCR)	A	J-1

本誌は、銀行法第21条および第52条の29に基づいて作成したディスクロージャー資料(業務および財産の状況に関する説明書類)です。
本誌には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

株式会社 三井住友フィナンシャルグループ　平成18年7月
広報部 〒100-0006 東京都千代田区有楽町1-1-2
TEL (03) 5512-3411
株式会社 三井住友銀行
広報部 〒100-0006 東京都千代田区有楽町1-1-2
TEL (03) 3501-1111

＊本誌は再生紙を使用しています。



ごあいさつ



皆さまには、平素より温かいご支援、お引き立てを賜り、心から御礼申し上げます。

このたび、平成17年度における私どもの取り組み、並びに、今後の経営方針を皆さまによりご理解いただくため、『ディスクロージャー誌2006』を作成いたしましたので、ご高覧くださいますようお願い申し上げます。

私どもは、お客さまの多様化・高度化するニーズに対して、迅速かつ的確に新たな価値を提供することによってお応えしていくとともに、収益力の増強を通じて財務基盤の強化を進め、お客さまの信頼、株主や市場、社会の信認を高めるべく、役職員全員が一丸となって努力してまいる所存です。

今後とも、なお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

平成18年7月

株式会社三井住友フィナンシャルグループ

取締役会長　奥　正之

取締役社長　北山禎介



Contents















C・C・C
富良野自然塾
SMBC環境プログラム

トップメッセージ

三井住友フィナンシャルグループ社長の北山でございます。平素より私ども三井住友フィナンシャルグループ(SMFG)をお引き立ていただき、心から御礼申し上げます。本ディスクロージャー誌の発刊にあたりまして、当社グループの平成17年度の業績、ならびに、平成18年度の取組方針等についてご説明いたします。

1. 平成17年度の総括

(1)「中期経営計画」初年度における着実な成果

当社グループは、平成16年度までの「不良債権の集中処理期間」を経て、平成17年度は、中期経営計画の初年度として、「確固たる収益水準を確保」するべく、重点分野への積極的な経営資源投入を通じた収益拡大、ならびにクレジットコストの巡航速度化、の2点に取り組みました。三井住友銀行(SMBC)のみならず、三井住友カード、三井住友銀リース、日本総合研究所などグループ各社においても、収益力の強化を着実に進めました結果、SMBC単体で5,195億円、SMFG連結で6,868億円と、期初予想を大きく上回る当期純利益を計上いたしました。

また、クレジットコストが大幅に削減されたことに加えて、SMBCの不良債権残高は1兆円を切る水準、不良債権比率は2%を切る水準へと大きく低下し、資産の質は一段と改善いたしました。また、財務基盤についても、高い水準の当期純利益を計上したことに加えて、平成18年1月から2月にかけて総額5,886億円の普通株増資·売出しによる資本増強を行い、一層強化いたしました。

このように、当社グループは、平成17年度、収益水準、資産の質、ならびに財務基盤の面で着実な成果を収めることができました。

(2) 新たな戦略事業の構築・強化と、持続的成長に向けた課題

また、当社企業価値の持続的成長に向けた、新たな戦略事業の構築·強化の取り組みも順調に進捗いたしました。すなわち、大和証券グループとの協働を一段と強化したほか、プロミス(株)とのカードローンにおける提携事業は初年度順調に滑り出しました。加えて、(株)エヌ·ティ·ティ·ドコモをはじめとした生活インフラ産業のリーディング·カンパニーとの決済ファイナンス分野における提携も大きく進展いたしました。

しかしながら一方で、SMBCは、過去における一部の法人のお客さま向けの金利スワップ販売方法等に

	平成16年度実績	平成17年度予想※	平成17年度実績
SMFG連結			
当期純利益	▲2,342億円	4,600億円	6,868億円
SMBC単体			
与信関係費用	▲9,548億円	▲3,000億円	▲2,309億円
不良債権残高	1兆8,246億円	1兆円強	9,601億円
不良債権比率	3.3%	2%強	1.7%

※平成17年5月予想

関して平成17年12月に公正取引委員会の審決を、平成18年4月には金融庁より行政処分を受けました。皆さまに多大なご心配、ご迷惑をおかけしましたことにつきまして、深くお詫び申し上げます。私どもは、今後、次に申し上げます取り組みを通じて、このような事態の再発防止に努めますとともに、皆さまからの信頼回復に全力で取り組んでまいります。

2. 平成18年度の経営方針

当社グループは、改めて、「お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する」という経営理念に立ち返り、「お客さま本位」の考え方を徹底するとともに、法令遵守等のための諸施策を推進することによって、皆さまからの信頼回復に努め、今後、持続的成長を遂げていくための地歩を固めてまいりたいと考えております。このために、当社グループは今年度、「お客さまの価値創造に資する質の高い商品・サービスのグループベースでの提供推進」、および、「強固な企業基盤の構築」の二点に取り組んでまいります。



取締役社長　北山　禎介

(1) お客さまの価値創造に資する質の高い商品・サービスのグループベースでの提供推進

第一に、当社グループは、お客さまの視点に立ち、お客さまの価値創造に資する商品・サービスを提供することによって、顧客基盤を拡大するとともに、質の高い収益体質を構築し、もって、「複合金融グループ」としての持続的成長を目指してまいります。

● 個人ビジネス ●

コンサルティングビジネスの一段の高度化

- 環境変化を捉えた新商品・サービスの提供
- 拠点網・コンサルタントの一段の拡充

アライアンスを通じたサービスの拡充

- ケータイクレジットサービス（NTTドコモ）
- コンシューマー・ファイナンス（プロミス）
- ネットバンキング（ヤフー）等

● 法人ビジネス ●

経営課題解決型ビジネスの強化

- 事業拡大、企業再編、海外進出等
- コーポレート・アドバイザリー本部の新設

多様な資金調達ニーズへの対応

- 中小企業向け無担保貸出
- シンジケーション
- 債権流動化 等

顧客基盤の拡大　　**質の高い収益体質の構築**



具体的には、個人のお客さまに対しては、お客さまのニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新たな商品·サービス提供を進めるとともに、拠点網の拡充等も通じて、コンサルティングビジネスの一段の高度化を図ってまいります。加えて、プロミス(株)、(株)エヌ·ティ·ティ·ドコモ等、他業界のリーディング·カンパニーやグループ会社との協働を通じたサービスも一段と充実させてまいります。

法人のお客さまについては、ソリューション提供力を一段と高度化するとともに、ビジネスセレクトローン等の中小企業の皆さま向けの無担保貸出や、投資銀行業務を通じて、多様化するお客さまの資金調達ニーズに的確に応えてまいります。加えて、三井住友銀リースによる各種リース業務、日本総合研究所によるITコンサルティング業務、大和証券SMBC(株)による投資銀行業務等、グループ一体となったソリューション提供を更に推進してまいります。

(2) 強固な企業基盤の構築

第二に、当社グループは、持続的成長を支える強固な企業基盤の構築に取り組んでまいります。

①内部管理体制の一段の高度化

当社は、コンプライアンス、品質管理·CS(お客さまの満足度を向上させるための取り組み)、内部監査等にかかる内部管理体制を一段と高度化してまいります。まずSMBCにおいては、コンプライアンスについて、平成18年4月に新設した「コンプライアンス部門」を通じて、法令等の遵守を一層徹底してまいります。商品·サービスの品質管理およびCSについて

■内部管理体制の一段の高度化

- コンプライアンスの徹底
- 品質向上・CS推進体制の強化
- リスク管理の高度化
- 内部監査の強化
- 業績評価制度の見直し 人材マネジメントの高度化

は、同じく新設した「品質管理部」を通じて、お客さまのご意見・ご要望をより積極的に経営に活かしてまいります。更に、外部有識者、社外取締役を中心に構成する「業務管理委員会」を新たに設置し、コンプライアンスならびに品質管理・CS等にかかるモニタリングを一段と強化してまいります。SMBCにおけるこうした取り組みに加えて、当社としても、新たに設置いたします「グループ業務管理室」を通じて、持株会社としての管理・検証機能を強化するほか、監査機能の一段の強化を通じてグループ全体の内部管理体制をより強固なものとしてまいります。加えて、業績評価制度の見直しや、人材マネジメントの高度化に向けた取り組みも進めてまいります。

②財務基盤の一段の強化

また、当社グループは、財務基盤を一段と強化するため、引き続き、資本の質・量両面での拡充を進めてまいります。公的資金については、平成18年5月、簿価ベースで2,040億円の一部返済を行いましたが、残額についても、関係当局の承認を前提として、平成18年度末までの早期返済を目指してまいります。公的資金を返済した暁には、中長期的な企業価値向上の観点から、成長分野への経営資源投入を一段と積極化するとともに、柔軟・適切な株主還元策を講じることを積極的に検討してまいる所存です。

終わりに

当社グループの競争優位の源泉は、いち早く成長分野を見極め、独自のビジネスモデルとアライアンス、そして高い生産性をてこに収益事業化する力であると考えております。金融ビジネスにおける競争は激しさを増しておりますが、今後も当社グループはこの力を一段と発揮し、お客さまにより有益な商品・サービスをよりタイムリーに提供することによって、お客さまにこれまで以上に選ばれる金融グループとして持続的成長を果たしてまいりたいと考えております。そして、こうした取り組みの着実な成果をお示しすることによって、株主の皆さまや社会からのご期待にお応えしてまいりたいと考えております。皆さまには、何卒、今後ともなお一層のご支援、ご鞭撻を賜りますようお願い申し上げます。

■財務基盤の一段の強化

公的資金

平成18年5月：2,040億円を一部返済

平成18年度末までの早期返済を目指す

中長期的な株主価値向上

成長分野への経営資源投入を一段と積極化

柔軟・適切な株主還元


SMBC

三井住友銀行



▷ www.smbc.co.jp

業務内容

- ○ 預金業務
- ○ 貸出業務
- ○ 商品有価証券売買業務
- ○ 有価証券投資業務
- ○ 内国為替業務
- ○ 外国為替業務
- ○ 金融先物取引等の受託等業務
- ○ 社債受託および登録業務
- ○ 信託業務
  （資産流動化業務に関する金銭債権の受託等）
- ○ 証券投資信託の窓口販売業務
- ○ 証券仲介業務
- ○ 保険募集業務等

商号
株式会社三井住友銀行

事業内容
銀行業務

設立年月日
平成8年6月6日

本店所在地
東京都千代田区有楽町1-1-2

従業員数
16,050名（平成18年3月末現在）

拠点数（平成18年6月末現在）
国内　1,432カ所
（本支店459〈うち被振込専用支店28〉、出張所148、代理店1、付随業務取扱所17、無人店舗807）
海外　33カ所
（支店16、出張所4、駐在員事務所13）

（注）国内拠点数は、企業内設置分、コンビニエンスストアATM分を除いています。



頭取兼最高執行役員
奥　正之

（単位：億円）

（連結）	平成16年3月期	平成17年3月期	平成18年3月期
経常収益	27,170	26,913	27,502
経常利益（△は経常損失）	2,821	△ 997	8,620
当期純利益（△は当期純損失）	3,016	△ 2,789	5,635
純資産額	27,221	26,339	35,982
総資産額	998,432	974,783	1,044,185

三井住友銀行頭取の奥でございます。
平素より当行への格別のお引き立てを賜り、心より感謝申し上げます。

平成17年度における取り組み

当行は、平成16年度に不良債権問題に終止符を打ち、平成17年度からは、経営の健全性はもとより、お客さまのニーズに対応した金融サービスの質的な向上が一層重要な課題となる、新たなステージへと歩を進めました。

平成17年度業績は、平成16年度に9,500億円を超えていたクレジットコストが2,309億円へと、大幅に減少したほか、投資信託の販売の好調等を主因として業務粗利益が着実に増加したことから、三井住友銀行単体の当期純利益は前年比6,563億円増益の5,195億円となりました。

商品・サービスの拡充につきましては、個人のお客さまに対して、「三大疾病保障付住宅ローン」、一時払終身保険の取り扱いを開始したほか、「Next W・ingプロジェクト室」を設置し、より女性にフォーカスした商品やプロモーションの企画等を推進する活動を組織化いたしました。法人のお客さまにつきましては、中堅・中小企業のお客さまに対して、無担保で第三者保証を不要とした「ビジネスセレクトローン」等で培った手法を取り入れ、企業規模のより大きなお客さま向けの新商品「SMBC-クレセルローン」の取り扱いを開始したほか、大企業のお客さまに対して、M&A、戦略的資本・業務提携、事業部門・子会社の独立等にかかるソリューションビジネスを展開し、高度化・多様化するニーズにお応えしてまいりました。

こうしたなか、当行は過去における一部の法人のお客さま向けの金利スワップの販売方法等に問題があったとして、平成17年12月に公正取引委員会の審決を、平成18年4月には金融庁の行政処分を受けました。お客さま、株主の皆さま、その他関係者の方々に多大なご心配、ご迷惑をおかけいたしましたことを心よりお詫び申し上げます。当行としてはこれを真摯に受け止め、再発の防止と信頼の回復に全力で取り組んでいるところです。

平成18年度経営方針

平成18年度、当行は、「お客さまを起点とする発想」と「商品・サービスの品質向上」の二点の徹底に取り組んでまいりたいと考えております。また、この方針を具現化すべく業務運営の枠組みを見直し、平成18年4月に大きな組織改革を行いました。

まず「お客さまを起点とする発想」については、お客さまのさまざまな情報・ニーズに、迅速・的確に「答え」を出して「実行」していくことに加え、その提案がなぜお客さまにとってベストと考えるのかについての説明責任、すなわちアカウンタビリティを十分に果たすことを重視してまいります。三井住友銀行を、「お客さまと共に発展するイコールパートナー」として、お客さまとの双方向での対話をより一層大切にする銀行にしていきたいと考えております。

次に「商品・サービスの品質向上」についてですが、経済が成熟化するなかにあっては、時間の経過とともに必ず「質」が「量」を決めることになると考えております。今後も「お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する」、「事業の発展を通じて、株主価値の永続的な増大を図る」、そして「勤勉で意欲的な社員が、思う存分にその能力を発揮できる職場を作る」という当行の経営理念に則り、あらゆる点での「質の向上」を図ることで、持続的な成長を実現していきたいと考えております。

以上のような基本方針の下、個人のお客さまに対しては、お客さまニーズの多様化や規制緩和等の環境変化をタイムリーに捉えた新たな商品・サービスをご提供するとともに、平日夜間や休日にも営業いたしますSMBCコンサルティングプラザ等の拠点網を拡充し、お客さまの利便性を更に向上させてまいります。法人のお客さまについては、事業拡大、企業再編、海外進出等の経営課題解決に向けたソリューション提供力を一段と高度化し、お客さまの企業価値向上に一層貢献してまいります。また、ビジネスセレクトローン等の中小企業の皆さま向けの無担保貸出や、シンジケート・ローン等についても引き続き推進し、多様化するお客さまの資金調達ニーズに的確に応えてまいります。海外におきましても、経済成長の著しい地域における営業拠点の新設、プロジェクト・ファイナンス等の競争力を持つ投資銀行プロダクツの推進や、国内外の拠点の連携強化によって、お客さまのグローバルなニーズにお応えしてまいります。

経営目標

当行を取り巻く環境は、以前にも増してその変化の速度を速めつつありますが、当行の経営目標が「お客さま、株主や市場、社会から最高の信頼を得られ世界に通じるトップバンクの実現」であることには、何ら変わりはありません。私どもは、環境変化を常に新しいビジネスチャンスの到来と前向きに受け止め、お客さま第一主義、現場直視の姿勢を徹底しつつ、伝統の「進取敢為」の精神で積極的にチャレンジしてまいります。



三井住友カード



商　　号
三井住友カード株式会社

事業内容
クレジットカード業務

設立年月日
昭和42年12月26日

本社所在地
[東京本社]
東京都港区新橋5-2-10
[大阪本社]
大阪市中央区今橋4-5-15

従業員数
1,783名（平成18年3月末現在）



代表取締役社長　月原　紘一

業務内容

○ **クレジットカードに関する業務**
　会員向けショッピングサービス
　加盟店向け売上精算

○ **ファイナンス商品に関する業務**
　会員向けローン
　キャッシュサービス
　リボルビング払い
　分割払い
　ローン保証業務等

○ **販売促進に関する業務**
　ギフトカード発行
　会員・加盟店向け各種サービス

○ **関連業務**
　集金代行業務
　事務受託業務（カード発行、会員に対する請求処理、加盟店に対する売上処理）

（単位：億円）

	平成16年3月期	平成17年3月期	平成18年3月期
カード売上高	32,584	35,987	41,813
営業収益	1,263	1,321	1,482
営業利益	185	231	259
会員数（千人）	12,758	13,462	14,067
加盟店数（千店）	2,892	3,089	3,434

三井住友カードは、国内における「VISA」のパイオニアとして、また日本のクレジットカード業界を牽引する一員として、多くのお客さまに支持されてきました。

三井住友フィナンシャルグループにおける戦略的事業会社として重要な役割を担っており、高いブランド力と総合的なカード事業の展開力を活かし、お客さまのニーズに合ったクレジット機能を中心とする決済・ファイナンスサービスを提供しています。

基本戦略として「会員数、加盟店数のシェア拡大」と「マイ・メインカード化の推進」による収益力の強化に注力しており、平成17年度は、株式会社エヌ・ティ・ティ・ドコモと共同で「おサイフケータイ®」による新しいクレジット決済サービス「三井住友カードiD」を開始し、会員数および加盟店数の増加を図りました。また、中国の銀行間決済ネットワーク運営会社である中国銀聯と提携して、中国から日本への観光客向けの新しい決済サービスを開始したり、公共料金や病院等の新しいマーケットに積極的に取り組むなど、お客さまの生活スタイルに応じたニーズにお応えする「安心、便利、お得」なカードの実現を図っています。


NEWS

三井住友カード iD



三井住友カードiDは、「iD」マークのあるお店で、携帯電話（NTTドコモの「おサイフケータイ®」）を読み取り機に「ピッ！」とかざすだけでお支払いができる、簡単・便利でスマートな決済サービスです。

ご利用代金はご指定の三井住友カードのご請求に合算して後からのお支払いなので、面倒な事前のチャージも不要です。また、充実したセキュリティ機能も搭載していますので安心してご利用いただけます。

■営業収益

(億円)

	平成14年3月期	平成15年3月期	平成16年3月期	平成17年3月期	平成18年3月期

（縦軸：0, 300, 600, 900, 1,200, 1,500）

▶ www.smbc-card.com


三井住友VISAカード
三井住友VISAカード
自由だから、マイ・メインカード。



三井住友銀リース



商　　号
三井住友銀リース株式会社

事業内容
リース業務

設立年月日
昭和43年9月2日

本社所在地
[東京本社]
東京都港区西新橋3-9-4
[大阪本社]
大阪市中央区南船場3-10-19

従業員数
893名（平成18年3月末現在）



代表取締役社長　石田　浩二

業務内容

○ **コーポレートリース**
企業の国内外におけるさまざまな設備投資ニーズに応えるリース

○ **不動産リース**
オフィスビルから倉庫まで不動産を有効に活用するリース

○ **販売リース・商品リース**
メーカー・ディーラーの販売促進ツールとしてのリース

○ **ネットリース**
インターネットを効果的に活用したリース

○ **セレクトリース**
中小企業向けのスピーディーなリース

○ **環境貢献型リース**
省エネサービス会社とのタイアップによるリース

○ **オートリース**
三井住友銀オートリース（株）による自動車リース

○ **レンタル業務**
パソコンなどの情報機器を中心とするレンタル

（単位：億円）

	平成16年3月期	平成17年3月期	平成18年3月期
リース検収高	5,557	5,800	6,155
営業収益	5,530	5,891	6,197
営業利益	232	280	322

三井住友銀リースは、企業の大型設備投資ニーズにお応えするコーポレートリースを中心に、情報関連機器・製造設備・工作機械から店舗・工場・倉庫等の不動産、国内企業の海外進出に伴う設備などまで、多岐にわたる設備・機器のリース業務を行っています。このほかにも三井住友銀行と連携した中小企業向けのセレクトリース、インターネットを活用したネットリース・総合資産管理サービスなど、多彩な商品・サービスを取り揃えています。

省エネ・環境保全に貢献する設備のリースやリース期間満了物件のリユース等を推進してCSR重視の経営を実践しているほか、個人向けを含むオートリース業務、パソコン・各種計測器等のレンタル業務、信託スキームを活用したリース信託業務などにより、グループ経営の強化も進めています。

平成18年3月期まで5期連続で増収増益を果たしており、今後も『高付加価値創造企業』としてお客さまのお役に立ちたいと考えています。


NEWS
営業支援系
SFA
ネットリース
商品(小口)リース
調査カードシステム
基幹系
統合取引先管理
支払管理
契約管理
営業会計
物件管理
リース会計
請求回収管理
債権流動化
財務会計系
財務
会計
情報系
実績情報管理
実績情報活用

三井住友銀リースは、平成18年4月に新システム『SCRUM』の稼動を開始しました。基幹系システムである『SCRUM』の最大の特長は、情報系・財務会計系・営業支援系などの関連システムの連携を円滑にして、業務・事務の効率性を飛躍的に高められるという点にあります。当社では『SCRUM』を最大限に活用して全社的な生産性向上を図り、業務・事務の高度化・迅速化による一層の顧客サービス充実に取り組みます。

■営業収益

(億円)

6,000
5,000
4,000
3,000
2,000
1,000
0

平成14年3月期　平成15年3月期　平成16年3月期　平成17年3月期　平成18年3月期

▶ www.smbcleasing.co.jp


三井住友銀リース
三井住友銀リースは、新時代のリースをリードします
おすすめ商品・サービス
目的別商品・サービス
リース徹底研究
ニュースリリース

日本総研
The Japan Research Institute, Limited



商　　号
株式会社日本総合研究所

事業内容
システム開発・情報処理業務、
コンサルティング業務、
シンクタンク業務

設立年月日
平成14年11月1日

本社所在地
[東京本社]
東京都千代田区一番町16
[大阪本社]
大阪市西区新町1-5-8

従業員数
2,871名（平成18年3月末現在）



代表取締役社長　木本　泰行

業務内容

○ **システム開発・情報処理業務**
情報システムの企画・構築
アウトソーシングサービス

○ **コンサルティング業務**
経営革新・IT関連の
コンサルティング

○ **シンクタンク業務**
経済調査分析・政策提言
インキュベーション活動

（単位：億円）

	平成16年3月期	平成17年3月期	平成18年3月期
営業収益	1,051	1,112	1,158
営業利益	76	63	52

日本総合研究所は、システムインテグレーション・コンサルティング・シンクタンクの3つの機能を有する総合情報サービス企業です。「新たな顧客価値の共創」を基本理念とし、各機能を有機的に結び付けた三位一体経営により、課題の発見、問題解決のための具体的な提案およびその実行支援を行っています。また、個々のソリューションを通じて、広く経済・社会全体に新たな価値創造のリンケージを創出していく「知識エンジニアリング」活動を、事業の基本としております。

創立来35年余りにわたって培ってきたITを基盤とする戦略的情報システムの企画・構築、アウトソーシングサービスの提供に加え、経営戦略・行政改革等のコンサルティング、内外経済の調査分析・政策提言等の発信、新たな事業の創出を行うインキュベーションなど、多岐にわたる企業活動を展開しています。

NEWS


日本総研ソリューションズ
JRI Solutions, Limited

平成18年7月3日、主として三井住友フィナンシャルグループ関連企業以外のお客さまに向けたITソリューション提供力の一層の強化を図るため、日本総合研究所を会社分割し、株式会社日本総研ソリューションズを設立しました。長年SMFGグループのシステム開発・運用で培ってきた豊富なノウハウをベースに、産業・金融・公共のあらゆるフィールドのより多くのお客さまにベストなITソリューションを提供していきます。


営業収益
(億円)
1,000
800
600
400
200
0
平成14年3月期
平成15年3月期
平成16年3月期
平成17年3月期
平成18年3月期

www.jri.co.jp



SMFGの強みとチャレンジ

ここでは、三井住友フィナンシャルグループが強みとしていること、そして、企業価値の一段の向上のためにチャレンジしていることについてご説明します。（詳細については、各ページをご参照ください。）

SMFGの強み

スピード・効率性・収益力

収益事業化のスピード→17ページ参照
効率性の高さ→18ページ参照
収益力の強さ→19ページ参照

競争優位性を持つビジネス

個人向けコンサルティング→24ページ参照
中小企業向け無担保貸出→27ページ参照
投資銀行ビジネス→30ページ参照



「複合金融グループ」としての総合力

有力子会社群の協働
リーディング・カンパニーとのアライアンス

SMFGのチャレンジ

アライアンスを通じた新たなビジネスラインの創出

ケータイクレジットサービス→20ページ参照
コンシューマー・ファイナンス→20ページ参照
ネットバンキング→21ページ参照
新たな個人向け資産運用サービス→21ページ参照

収益事業化のスピード(三井住友銀行)

三井住友銀行では、これまで、「スピード」をキーワードに、さまざまな分野において、競争優位性を持つビジネスを育成してきました。

私たちのビジネス・ポートフォリオは、邦銀トップレベルのものであると考えています。

個人向けコンサルティング(投資信託・個人年金保険販売等)、投資銀行ビジネス(シンジケーション、金銭債権流動化、ストラクチャード・ファイナンス等)などの数多くのビジネスの年間収益が、200億円から500億円規模へと成長してきています。


投資信託
【販売手数料等】
(億円)
500
400
300
200
100
0
平成14年度 平成15年度 平成16年度 平成17年度


個人年金保険
【販売手数料等】
(億円)
350
300
250
200
150
100
50
0
平成14年度下期
より販売開始
平成14年度 平成15年度 平成16年度 平成17年度


シンジケーション関連
【各種手数料等】
(億円)
500
400
300
200
100
0
平成14年度 平成15年度 平成16年度 平成17年度


金銭債権流動化等
【金利収益、各種手数料等】
(億円)
300
250
200
150
100
50
0
平成14年度 平成15年度 平成16年度 平成17年度


ストラクチャード・ファイナンス
【金利収益、各種手数料等。
不動産ファイナンス含む】
(億円)
500
400
300
200
100
0
平成14年度 平成15年度 平成16年度 平成17年度

効率性の高さ（三井住友銀行）

三井住友銀行は、これまで、重複店舗の統廃合、人員削減などの取り組みにより、大幅な経費削減を行ってきました。

この結果、効率性の指標の一つで、業務粗利益に占める経費の割合を示す「経費率」は40％を下回り、国内はもとより、世界的に見ても高い効率性となっています。

今後は、お客さまの価値創造に資する商品・サービスの提供を一段と推進するため、個人向けコンサルティング、中小企業向け無担保貸出といった戦略分野において、拠点網の拡充など、積極的な経営資源投入を進めていく計画ですが、引き続き、強みとしている高い効率性を維持していきたいと考えています。


経費・経費率
経費（億円）
経費率
合併（三井住友銀行）
8,086
7,789
7,276
7,001
6,701
6,470
5,840
5,824
5,865
56.1%
53.7%
50.7%
46.6%
36.2%
36.7%
36.9%
38.2%
37.8%
平成9年度
平成10年度
平成11年度
平成12年度
平成13年度
平成14年度
平成15年度
平成16年度
平成17年度

収益力の強さ（三井住友銀行）

三井住友銀行は、平成17年度、銀行の基礎的な収益力を示す代表的指標である業務純益を、前年度対比＋251億円となる9,656億円計上しています。

三井住友銀行では、業務純益のうち、個人部門や法人部門などの「マーケティング部門」における、預金・貸出取引から得られる金利収益や、さまざまなビジネスから得られる手数料収入などで構成される「マーケティング部門収益」の増益が続いており、業務純益全体に占める割合は年々高まっています。すなわち、三井住友銀行は、邦銀トップクラスの収益ボリュームを持つとともに、金利など金融市場の動向に大きく影響されない、安定的な収益基盤の構築が進んでいると言うことができます。

更に、三井住友銀行では、個人向けコンサルティング、投資銀行ビジネスなどにおける、お客さまへのソリューション提供を通じて、手数料収入（役務取引等利益）が着実に増加しており、預金・貸出取引から得られる金利収益だけに依存しない収益基盤を築いています。

業務純益*1の水準と構成


(億円)
マーケティング部門比率
11,865
11,136
10,001
9,405
9,656
48.2%
54.3%
72.2%
86.2%
90.5%
平成13年度
平成14年度
平成15年度
平成16年度
平成17年度

*1 一般貸倒引当金繰入前

手数料収入*2の増加


(億円)
業務粗利益に占める割合
1,655
1,947
2,266
2,981
3,667
8.9%
11.1%
14.3%
19.6%
23.6%
平成13年度
平成14年度
平成15年度
平成16年度
平成17年度

*2 役務取引等利益

アライアンスを通じた新たなビジネスラインの創出

ケータイクレジットサービス

SMFG、三井住友銀行ならびに三井住友カードは、平成17年4月にNTTドコモとの間で合意した、携帯電話を活用した新クレジット決済サービス事業の共同推進を中心とした業務・資本提携に基づき、平成17年12月に、新サービス「三井住友カードiD」を立ち上げ、NTTドコモの「おサイフケータイ®」*1を活用したクレジット決済サービスの提供を開始しました。

NTTドコモの「おサイフケータイ®」は、常備性や安全性に優れており、三井住友カードiDやDCMXといったクレジット機能の他にも、Suicaなどの電子マネー機能が搭載されています。将来的には、三井住友銀行が提供するキャッシュカード機能なども携帯電話に集約していく計画です。

私たちは、携帯電話ユーザーの多様な決済ニーズにお応えすることによって、「ケータイクレジットサービス」を、本邦小額現金決済市場における柱の一つとして成長させたいと考えています。

お客さまの生活ツールである携帯電話に多様な機能を搭載

JR東日本
Suica
「モバイルSuica」
NTTドコモ
ケータイクレジットの強み
☑ 常備性
☑ ポストペイ
☑ 安全性
☑ 利用場所
利用端末は32万台導入決定済*2
キャッシュカード
クレジットカード
「ケータイキャッシュカード」
「三井住友カードiD」
三井住友銀行
三井住友カード

*1「おサイフケータイ®」はNTTドコモの登録商標です。
*2 平成18年4月現在

コンシューマー・ファイナンス

三井住友銀行、アットローンとプロミスは、平成16年6月に合意した戦略的提携に基づき、平成17年4月に、3社による3種類のコンシューマー・ローンの提供を開始しました。

提携事業は順調に進捗しており、提携を通じた新商品のローン残高は、平成18年3月末現在で3社合計で1,064億円となりました。

私たちは、引き続き、ローン契約機の設置拠点の拡充などの取り組みを通じて、お客さまのファイナンスニーズにお応えしていきたいと考えています。


ローン提供
SMBC 三井住友銀行
@LOAN
プロミス
チャネル
ローン契約機 553台*3
電話、インターネット 等
マーケティング
プロミスのマーケティングノウハウ
与信管理
プロミスの与信管理ノウハウ
開始3年後の目標貸出残高
5,000億円*4
プロミス提携ローン残高/月間成約件数
(億円)
(千件)
残高(左軸)
月間成約件数(右軸)
1,000
500
0
25
20
15
10
5
0
4月 5月 6月 7月 8月 9月 10月 11月 12月 1月 2月 3月
平成17年
平成18年

*3 平成18年3月末現在　*4 三井住友銀行、アットローン(自社プロパー貸出を含む)、プロミス3社の合計

ネットバンキング

平成18年3月、三井住友銀行と、その子会社でインターネット専業銀行のジャパンネット銀行は、ヤフーとの間で、ネットバンク事業およびポータルサイト事業の双方を活用することにより、新たなインターネット金融事業を創造し、発展させることを目的とする業務·資本提携に合意し、同年6月に業務·出資提携契約を締結いたしました。

私たちは、三井住友銀行の「One's ダイレクト」*等のサービスとあわせて、インターネットを利用する幅広いお客さまのニーズにきめ細かくお応えすることによって、ネットバンキングを成長基盤として育てていきたいと考えています。

*インターネットや携帯電話を介して振込・預金・住所変更等を行えるサービス(24時間対応)。Gomez社による「オンラインバンキングサービスランキング」(平成17年10月)ならびに「モバイルバンキングサイトランキング」(平成18年5月)において第一位評価を獲得。

三井住友フィナンシャルグループのネットバンキング戦略


ネットバンクサービスの利用者
三井住友銀行の
お客さま
PCユーザー
ネットポータル
ネットオークションユーザー
証券売買等
専門サイトユーザー
「ネット」経由で取引銀行を選ぶお客さま
660万
契約口座
Biglobe
会員1,320万人
ヤフー
331億ページビュー/月
有料会員:1,100万人
業務提携先
拡大
資本·業務提携
資本·業務提携
三井住友銀行「One's ダイレクト」
フルバンキングサービス
店舗との総合力
強固なセキュリティ基盤
ノウハウ
の共有
ジャパンネット銀行
決済機能重視
強固なセキュリティ基盤

ネットバンキング市場の拡大


(%)
(万)
インターネット世帯浸透率(左軸)
JNB口座数(右軸)
One'sダイレクト契約者数(右軸)
100
90
80
70
60
50
40
30
20
10
0
1,100
1,000
900
800
700
600
500
400
300
200
100
0
平成10年度
平成11年度
平成12年度
平成13年度
平成14年度
平成15年度
平成16年度
平成17年度

新たな個人向け資産運用サービス

平成18年3月、三井住友フィナンシャルグループは、関係当局の認可を前提として、SMBCフレンド証券を完全子会社化し、個人のお客さま向けにファンドラップサービスの共同開発·提供を行うなど、三井住友銀行とSMBCフレンド証券との協働を通じた個人金融サービスの強化を図っていくことに合意しました。

また、平成18年5月には、三井住友銀行と大和証券は、国内SMAのナンバーワンブランドである「ダイワSMA」の三井住友銀行における提供開始をはじめとする、個人分野における協働について合意しました。

私たちは、これらの協働をてことして、個人のお客さま向けのコンサルティングサービスおよびプライベートバンキングサービスを一段と強化し、高度化·多様化したお客さまの資産運用ニーズにお応えしていきたいと考えています。


SMBCフレンド証券
株式コンサルティング
デスク
株式
アドバイザー
ファンドラップ
口座
ポートフォリオ
アドバイザー
人材交流
証券
仲介
SMBC
三井住友銀行
ファイナンシャル
コンサルタント
プライベート
バンカー
ローン
取次
証券
仲介
大和証券
SMA
コンサルタント
ダイワSMA口座
コラボレイティブコンサルティング
ファンドラップ提供
ポートフォリオアドバイス
個別株式運用に関する
コンサルティング
資産運用ニーズに対する
オーダーメイドソリューション
の提供
ダイワSMA提供
個人のお客さま

SMFGおよびSMBCの組織改定について

三井住友フィナンシャルグループおよび三井住友銀行は、組織改定を実施しました。

<三井住友フィナンシャルグループの組織改定>

1．グループ連結経営の強化

三井住友フィナンシャルグループは、投資銀行業務に関するグループ横断的な推進体制の確立・強化を目的に、**「インベストメント・バンキング統括部」**を設置しました。

2．CSRの体制整備

三井住友フィナンシャルグループは、グループ全体でのCSR活動を企画、対外的な窓口機能を担う部署として、企画部内に**「グループCSR室」**を設置しました。

3．持株会社機能の強化

三井住友フィナンシャルグループは、持株会社としての管理・検証機能を強化するため、**「グループ業務管理室」**を設置しました。

<三井住友銀行の組織改定>

三井住友銀行は、平成18年度のスタートにあたり、経営理念の一つとして掲げる「お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する。」という**「お客さま第一主義」**の考え方を再徹底するとともに、内部統制の更なる高度化を図り、業務推進と内部統制の両面から体制を強化しました。

業務推進面については、お客さまの経営課題解決ニーズに積極的にお応えする「コーポレート・アドバイザリー本部」の設置をはじめとする、法人取引推進体制の強化を行っています。

また、モニタリング体制については、お客さまの声や視点を業務や経営に積極的に活かすことを目的に「品質管理部」を設置するなど、商品・サービスの品質の向上やCSの推進等に努めています。

三井住友銀行の具体的な組織改定概要は、以下に記載のとおりです。

1．法人取引推進体制の強化
～法人部門および企業金融部門の再編～

(1) フロント組織の改定

お客さまの経営課題解決ニーズに積極的にお応えしていくことを目的に、新しい概念のフロント組織として**「コーポレート・アドバイザリー本部（以下：CA本部）」**を設置しました。

CA本部には140名程度の陣容を配し、業種ごとにグループを複数設置、三井住友銀行が持つ業種別の知見・情報をCA本部に集約します。CA本部では、これらの情報を活用し、投資銀行部門・国際部門の各部や審査セクション、調査セクションなどとチームを組成、更には大和証券SMBC（株）とも協働し、法人営業部や本店営業部など、従来からのフロント組織と一体となって、事業拡大、企業再編等のお客さまの経営課題に応える総合的なソリューションを提供していきます。

三井住友銀行は、CA本部の設置を通じ、お客さまへの最適ソリューションの提供、お客さまの企業価値向上への貢献を、より一層実効的に行う体制を整備、「お客さまと共に発展する」という経営理念の実現を目指します。

(2) 本部組織の改定

国内における法人取引推進を統一的に実施することを狙いとして、法人部門、企業金融部門の統括部を統合し、**「法人企業統括部」**を設置しました。

法人企業統括部には、**「ソリューション推進室」**と**「不動産金融ソリューション室」**の2つの部内室を設置しています。

ソリューション推進室は、営業店の業務運営をサポートし、財務的成果と中長期的な取り組みのバランスのとれた拠点運営を目指します。

また、不動産金融ソリューション室は、三井住友銀行が持つ不動産関連の情報を集約、お客さまの不動産を介した金融ソリューションの提供に努めます。

また、中堅・中小企業のお客さまに対する商品企画、戦略立案、営業店の提案サポート等を一元的に行うことによって、お客さまの金融ニーズに対するサポート機能を一層強化することを狙いとして、**「SME業務部」**(注)を設置しました。(注) SME：Small and Medium Enterprises

法人統括部、営業統括部、法人業務部、ビジネスオーナー営業部は、上記の新設各部室およびCA本部に再編統合しました。

(3) 審査各部の改定

不良債権問題の終結に伴い、審査各部の効率性を一層向上させるため、法人審査第一部～第三部、営業審査第一部・第二部を**「法人審査第一部・第二部」「企業審査部」**に再編。また、投資銀行統括部ストラクチャー審査室を改

編し、**「ストラクチャー審査部」**を設置しました。

2. 法人取引推進体制の強化　～投資銀行部門の再編～

お客さまのニーズを起点としたプロダクト・サービスを、より良い形で提供できる体制に再編することを狙いとして、投資銀行部門では、調達・運用ニーズ等の担当部署を以下のとおり、整理統合しました。

①お客さまの資金調達ニーズの担当部署については、シンジケーション営業部に資本市場部を統合しました。また、シンジケーション営業部の部内室として、シンジケーション業務や社債業務に関するミドル機能を所管する**「業務管理室」**を設置しました。

②お客さまの運用ニーズの担当部署については、デリバティブ営業部に法人業務部の運用業務の機能を統合しました。また、デリバティブ営業部の名称を**「金融商品営業部」**に変更しました。

③お客さまの決済ニーズと決済に関連するファイナンスニーズに一元的に対応するため、EC業務部、資金証券サービス部を投資銀行部門に移管し、従来から投資銀行部門にあるアセットファイナンス営業部とあわせて、**「決済ファイナンスユニット」**として、一体で活動することとしました。なお、EC業務部および同部の部内室である「CMS室」について改編を行い、EC業務部に部内室として**「営業推進室」**を置いています。

3. 個人部門の取引推進体制強化

①マーケティング推進体制を一段と強化・高度化することにより、お客さまニーズの理解を一層高めるため、個人業務部の部内室として**「マーケティング企画室」**を設置しました。

②プライベートバンキングビジネスモデルの一段の高度化を実現するため、プライベートバンキング営業部を、戦略立案・商品企画等を担当する本店組織である**「プライベートバンキング事業部」**と営業店である**「プライベートバンキング営業第一部・第二部」**（東西2カ所）に再編しました。

③確定拠出年金事業の一部（確定拠出年金法に定める確定拠出年金運営管理業務）を銀行本体で開始することに伴う所要の体制整備を図るため、ライフプランサービス営業部の部内室として、**「確定拠出年金推進室」**を設置しました。

4. CS推進、コンプライアンス体制などの強化

①お客さまの声や視点を業務や経営の改善に積極的に活かしていくため**「品質管理部」**を設置しました。お客さまからのご意見・ご要望等を品質管理部に集約するため、品質管理部の部内室として**「お客さま相談室」**を設置し、従来のお客さまサービス部の苦情・要望の受付機能を、同室に移管しました。

品質管理部では、三井住友銀行の商品・サービスについて開発時からお客さまの視点でチェックを行うとともに、お客さまからのご意見・ご要望等を踏まえて各部署への改善指導・提言を行います。このような運営を通じ、三井住友銀行は商品・サービスについて更なる品質の向上、ならびにCSの一層の推進に努めていきます。

②コンプライアンス体制の強化を狙いとして、総務部・法務部からなる**「コンプライアンス部門」**を設置しました。

総務部には部内室として、以下4つの部内室を置きます。

・オペレーショナルリスク管理室：
　オペレーショナルリスク管理の統括を所管

・独占禁止法モニタリング室：
　独占禁止法遵守施策の運営管理等を所管

・金融商品コンプライアンス室：
　証券コンプライアンス室の所管を拡大、名称を変更

・金融犯罪対応室：
　「預金者保護法」への対応を所管

③監査関連各部の連携を緊密化するとともに、監査品質の高度化・均質化を図ることを狙いとして、業務監査部の部内室として**「監査企画室」**を設置しました。

個人の皆さまへのサービス


休みの日は、
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三井住友銀行

SMFGでは、グループ各社が協働して個人のお客さまへのサービス向上に取り組んでいます。

三井住友銀行では、「One's next『ひとりひとり』のこれからを提案するサービス業へ」を個人ビジネスのブランドスローガンに掲げ、お客さまのニーズを原点とした「個人金融サービス業No.1」の実現に向けてさまざまな取り組みを行っています。

具体的には、商品・サービスの開発力、専門性の高い人材による相談力、ブロック制を核としたエリアマーケティング等を最大限に活用し、個人のお客さまに幅広く質の高い金融サービスを提供することに努めています。

その結果、平成17年度の実績は、個人年金販売額6,648億円、個人向け投資信託預り残高2兆8,031億円（平成18年3月末現在）、外債・仕組債販売額1,003億円、住宅ローン残高13兆7,718億円（平成18年3月末現在）とお客さまから高い評価をいただいています。

また、平成17年12月より3社5商品のラインナップで新規取り扱いを開始しました一時払終身保険の販売実績については、平成18年3月までで167億円となりました。


ネット専用住宅ローン
ネット de ホーム
www.smbc.co.jp
24時間受付！日本全国でお取り扱い可能！
ネットで便利な住宅ローン。
三井住友銀行

コンサルティングビジネス

平成17年度には、一時払終身保険の新規取り扱いを開始したほか、投資信託・個人年金・証券仲介で新商品導入を図る等、資産運用に関する商品・サービスについてラインナップの拡充を図りました。

また、銀行と証券との間のシナジー極大化を追求する真の「銀・証融合ビジネスモデル」の構築を推進するため、SMBCフレンド証券（株）との協働を通じた、ファンドラップサービス等の提供による、コンサルティングサービスの拡充を実施していく予定です。

ローンにつきましては、平成17年12月に来店不要のインターネット申込限定マイカーローン「新車ローン"ネット de カー"」の取り扱いを開始し、続いて、申込から契約・取組まで来店の必要がなく、ネット・郵便のみで対応できる住宅ローン「ネット de ホーム」の取り扱いを平成18年4月より開始しました。

加えて、同月よりインターネットでの一部繰上返済や金利設定変更に関して手数料無料化を図るなど、商品・サービス共にお客さまのニーズにお応えできるよう努めています。


マイカーローンに、
ニューモデル誕生。
ネットdeカー
三井住友銀行



SMBC白金高輪コンサルティングオフィス

また、資産運用・ローン等のご相談を休日・平日夜間にもお応えする「SMBCコンサルティングプラザ」を平成18年3月現在66拠点まで拡大したほか、コンサルティング業務特化の小型店舗「SMBCコンサルティングオフィス」を14拠点新設しました。平成18年度も、すでに、5月8日に「SMBC白金高輪コンサルティングオフィス」、6月20日に「茅ヶ崎支店（SMBC茅ヶ崎コンサルティングプラザ）」の2ヵ店のほか、5月15日には不動産会社からのアパートローン案件相談に専門的に対応する拠点として「大阪アパートローンプラザ」を梅田に開設するなど、今後、ますますお客さまに身近で便利なコンサルティングネットワークの構築を目指して積極的な店舗展開を図っていきます。


Topics

◇女性視点での商品・サービス企画

三井住友銀行では、平成17年10月に設置した「Next W・ingプロジェクト室」を中心として、女性の視点に立った新しいマーケティング、商品・サービスの開発を行っています。平成18年5月にオープンした「SMBC白金高輪コンサルティングオフィス」では、同室と「ザ・コンランショップ」がコラボレーションし、「女性が気軽に立ち寄れる銀行」をコンセプトにプランニングしました。

その他、同室が企画した主な商品・サービスとしては、大和証券投資信託委託（株）の女性スタッフと共同で企画した投資信託「6資産バランスファンド（愛称:ダブルウイング）」、特に女性にニーズの強い住宅関連サービスを拡充させた女性向け住宅ローン「Woman PLUS」などがあり、今後も積極的に取り組んでいきます。


三井住友住宅ローン
Woman PLUS
私は、プラス思考で選ぶ。
三井住友銀行

◇メンバー制サービス

三井住友銀行では、「メンバー制サービス」の提供に向け、平成18年2月に（株）ベネフィット・ワンと業務提携を行うことで合意しました。この提携を受け、退職者層・既退職者層を中心とするお客さま、女性のお客さまをターゲットとするメンバー制サービス「One's next クラブ 50s」、「One's next クラブ Woman」をそれぞれ平成18年4月より開始しました。メンバーになられたお客さまには、各種情報の提供や、ライフサポートサービスなど、さまざまな特典をご用意しています。


ゆたかなセカンドライフ実現のために。
新しいメンバー制サービスが始まりました。
One's next クラブ 50s
三井住友銀行


Woman
女性限定
おトクな情報満載。
三井住友銀行

One'sダイレクト契約者数


(万人)
700
600
500
400
300
200
100
0
平成16年3月末
平成17年3月末
平成18年3月末


新宿通支店「DCMX SITE」共同店舗

決済ビジネス

三井住友銀行および(株)ジャパンネット銀行は、平成18年3月に、ヤフー(株)と『ポータルサイト事業』と『ネットバンク事業』の双方を活用した、新たなインターネット金融事業の創造を目的とする、業務提携・資本提携を行うことについて合意いたしました。

三井住友カードは、NTTドコモとの戦略的業務提携に基づき、「おサイフケータイ®」による新クレジットサービス「三井住友カードiD」の取り扱いを平成17年12月より開始しました。

「三井住友カードiD」の平成18年4月末の契約者数は約4万人であり、「iD」が使える加盟店も約30,000店舗に拡大しています。

今後も、総合カード会社としてのノウハウを最大限活用し、小額から高額までの決済インフラを構築し、お客さまへの更なるサービス向上を目指していきます。また、平成18年5月に三井住友銀行とNTTドコモは、相互の営業拠点連携の一環として三井住友銀行新宿通支店と当該支店に併設して、ケータイクレジットサービス「DCMX」のフラッグショップとしてドコモが開設した「DCMX SITE」とによる共同店舗を開設しました。

リモートバンキング「One's ダイレクト」につきましては、常にお客さまのニーズに応えたサービスメニューの充実・利便性の向上に努めている結果、Gomez社によるインターネットバンキングの評価ランキングで4期連続1位を獲得している他、平成18年5月に発表されたモバイルバンキングの評価ランキングでも1位を獲得する等、高い評価を得ています。なお、「One's ダイレクト」の平成18年3月末の契約者数は約660万人となり、平成17年3月末比約82万人増加しています。


Topics


セキュリティの名作品
生体認証
ICキャッシュカード
無料
三井住友銀行

◇口座セキュリティの強化

キャッシュカードの取り扱いについては、平成17年12月から生体認証ICキャッシュカードの取り扱いを開始しました。これは、従来の暗証番号に加え、手指の静脈パターンの情報でご本人を確認する「指静脈認証」を用いており、偽造や盗難、紛失による不正出金の防止に極めて有効な高いセキュリティを確保したICキャッシュカードです。ご利用可能な生体認証対応ATMも順次増やしていきます。

また、ネットバンキングについては、「新型ソフトウェアキーボード」をはじめとした当行独自の対策の他、平成18年2月には邦銀初となる「ワンタイムパスワード」を導入するなど、お客さまがご自身のニーズに合った対策を選択できるような体制を整えています。また、パスワード管理に関してお客さま個別にメッセージを表示して注意を促したり、ホームページ上に「やさしいセキュリティ教室」を掲載することによって、お客さまへのセキュリティに関する情報提供にも努めています。


使い捨てが安心。
1回限りのパスワード。
ワンタイムパスワード
三井住友銀行





大企業・公開企業向けビジネスへの取り組み強化

SMFGでは、公開企業などを対象とした法人取引を強化しており、高度化・多様化が進むお客さまの経営課題解決ニーズに積極的にお応えしています。このため、今期初に三井住友銀行ではアドバイザリー機能を活用して法人取引を推進する複数の部署を発展的に統合再編し、法人部門および企業金融部門の営業店の営業活動を支援するフロント組織として平成18年4月に「コーポレート・アドバイザリー本部(CA本部)」を設置いたしました。

CA本部には東京・大阪で計140名程度の陣容を配し、業種ごとにグループを複数設置、三井住友銀行が保有する業種別の知見・情報をCA本部に集約します。CA本部では、これらの情報を活用し、投資銀行部門・国際部門の各本部や審査セクション、調査セクションなどとプロジェクトごとにチームを組成、更には大和証券SMBC(株)等とも協働し、お客さまを担当する営業店と一体となって、お客さまの「企業価値向上」につながる事業戦略に関するご提案を、仮説段階から継続的に実施していきます。こうした活動によってお客さまの潜在的なニーズを発掘し、「M&A(企業の合併・買収)」、「戦略的資本・業務提携」等、お客さまの経営課題にお応えする総合的なソリューションの提供に努めていきます。

なかでも、グローバルな事業展開をする大企業のお客さまに対しては、三井住友銀行の企業金融部門を中心に、CA本部の他、SMFGの各社がそれぞれの専門性を発揮することで高度な金融サービスを提供しています。

平成18年度は、マクロ経済環境の好転や企業業績の大幅な改善を背景に、多くの大企業で新たな成長を目指した積極的な事業展開が見込まれますが、三井住友銀行の内外各拠点とグループ各社が一体となってお客さまのそうした動きを的確にとらえ、ファイナンス面や決済機能などでの先進的なプロダクトを提供するとともに、各種情報の提供や事業戦略に関する幅広い提案活動を通して、多方面にわたるサポートを行っていきます。

「チームアプローチ」イメージ図


経営課題の分析／戦略提案の実施
経営課題の分析
営業店
協働
CA本部
協働
調査セクション
チームアップ
営業店
協働
CA本部
協力要請(チームアップ)
調査セクション
審査セクション
国際部門
投資銀行部門
大和証券SMBC等
経営課題解決につながる戦略提案の実施
ソリューション提供
ソリューション提供
お客さまの経営課題解決・企業価値向上を実現


0120-16-2310
三井住友銀行


あなたの会社は、
やっぱり、
あなたに似ています。
世界に、たったひとりの経営者へ。中小企業無担保融資No.1*
ビジネスセレクトローン
0120-16-2310
www.smbc.co.jp
三井住友銀行


中堅・中小企業向け
無担保貸出* — 合計
(兆円)
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0
取組額
期末残高
平成14年上期
平成14年下期
平成15年上期
平成15年下期
平成16年上期
平成16年下期
平成17年上期
平成17年下期

*ビジネスセレクトローン、SMBC-クレセルローン、Nファンド、SMBC-CLO、Vファンド等

更に、企業金融部門営業部とCA本部においては、それぞれが業種別編成という特性を十分に活かし、十分な連携のもと、各業界に関する理解度を一層深め、提案内容の質を高めてまいります。

SMFGは、三井住友銀行におけるCA本部の設置などの体制整備を通じ、グループ各社の総合力を結集してお客さまの企業価値向上につながる最適ソリューションの提供に注力し、「お客さまに、より一層価値あるサービスを提供し、お客さまと共に発展する」という経営理念の実現を目指していきます。

中堅・中小企業向けビジネスへの取り組み強化

SMFGでは、中堅·中小企業の健全な発展が日本経済の成長をもたらすとの認識から、三井住友銀行の法人部門を中心に、中堅·中小企業のお客さまの事業発展のためのサービス提供に積極的に取り組んでいます。

三井住友銀行では、お客さまのニーズにお応えするべく、無担保で第三者保証を不要とした「リスクテイク貸出」を中心に推進を行い、従来からの「Nファンド」「ビジネスセレクトローン」に加え、平成17年4月より新たに「SMBC-クレセルローン」の取り扱いを開始しました。その結果「リスクテイク貸出」の平成17年度末残高は約3兆1,500億円(前年比+5,000億円)となり、とりわけ「ビジネスセレクトローン」は17年度取組額が約1兆6,000億円、残高で見ても約1兆7,000億円と16年度を大幅に上回る結果となりました。

こうして培われたノウハウを活かしつつ、更に多様化する中堅·中小企業のお客さまのニーズや環境変化に対応していくために、平成18年4月には、中堅·中小企業との取引にかかる業務に関する戦略立案、提案サポートを専門に行う部署としてSME業務部を新たに設置致しました。SME業務部では、商品·サービスの開発力を強化すると共に、平成17年度に引き続き信用保証協会や地方自治体とのリスクシェア型商品の拡充を行っていきます。さらに、エヌ·アイ·エフSMBCベンチャーズ(株)との連携強化等により成長有望企業への対応力を強化し、創業間もない企業から株式公開を視野に入れた企業まで一貫してサポートする体制を構築すると共に、環境ビジネスといった注目度の高いニューマーケットへの取り組み強化、事業承継など企業の高度な経営課題にも対応しうる体制を構築していきます。

グローバル化する中堅・中小企業への取り組み強化

三井住友銀行では、従来より中堅·中小企業のお客さまのさまざまなニーズへの対応を最注力分野の一つとして取り組んできていますが、近年、お客さまのアジアを中心とした積極的な海外進出、貿易取引の増加等により、そのニーズは急速にグローバル化しています。

このようなグローバルなニーズにより的確かつスピーディーにお応えしていくことを目的として、今般、外国業務部の機能を大幅に強化しました。

具体的には、従来の貿易決済サービスの提供に加えて、①お客さまの海外進出、貿易取引等に伴うグローバルなニーズの把握②国内営業拠点と海外営業拠点との緊密な情報共有·連携およびお客さまの商取引データに基づく決済ファイナンスソリューションをはじめとした投資銀行的手法の活用によるグローバルなニーズへの的確なソリューションの提供を、外国業務部が中心となって実行していく体制を構築しました。

これにより、お客さまのグローバルなニーズによりきめ細かくお応えし、中堅中小企業のお客さまを引き続き強力にサポートしていきます。

グローバルソリューション提供体制


日本
海外
お客さま（日本本社）
海外進出
お客さま（海外現地法人）
お客さまのグローバルなニーズ
海外でのお取引
海外との貿易
お客さまのお取引先
的確かつ迅速なグローバルソリューションのご提供
国内営業拠点
投資銀行部門
外国業務部
内外拠点連携
投資銀行的手法の活用
海外営業拠点


Topics

◇環境配慮企業支援ローンの取り扱い開始

SMFGでは、「グループ環境方針」に基づき、①環境負荷軽減 ②環境リスク対応 ③環境ビジネスの3つを柱として環境配慮行動に取り組んでいます。特に環境ビジネスについては、本業を通じて、複合金融グループとしての社会的な責務を最も効果的に果たせる分野として力を注いでいます。

中核となる三井住友銀行では、平成18年2月より新たに「環境配慮企業支援ローン」の取り扱いを開始しました。環境に配慮した中堅中小企業のお客さまの事業を、本業の融資を通じてご支援する取り組みをより一層強化していきます。


IPOビジネス倶楽部
BUSINESS
SMBCコンサルティング

◇IPOビジネス倶楽部の創設

SMFGでは、株式公開を志向する中堅·中小企業のお客さまのニーズにお応えすべく、SMBCコンサルティング（株）の会員事業として平成18年2月に「IPOビジネス倶楽部」を創設しました。

IPOビジネス倶楽部は、SMFGグループ各社および親密会社のノウハウを結集し、IPO関連情報の提供や監査法人との提携によるIPO診断·事業計画書作成支援等を通じて、会員企業の早期株式公開に向け、一貫したサポートを実施します。


プロダクツの汎用化・小口化（イメージ）
テーラーメード
商品開発
個別ソリューション
定型商品
マーケティング
一般商品化
プロジェクトファイナンス
不動産ノンリコースローン
シンジケーション
金銭債権流動化

大和証券SMBCランキング

	順位	引受金額	シェア
普通社債主幹事	1位	20,148億円	23.8%
株式公募・ブックランナー	1位	5,902億円	30.2%

トムソンフィナンシャル（平成16年4月～平成17年3月実績）

■ 投資銀行ビジネスの収益推移


証券仲介業務
不動産ファイナンス
ストラクチャード・ファイナンス
金銭債権流動化等
シンジケーション関連
（億円）
1,500
1,000
500
0
年平均成長率約50%
平成13年度
平成14年度
平成15年度
平成16年度
平成17年度

SMFGの投資銀行ビジネス

SMFGの投資銀行ビジネスの特徴は、お客さまの多様化する資金調達・運用・決済・リスクヘッジ等のニーズに合わせてテーラーメードで開発した商品を、より幅広いお客さまにもご利用いただけるようスピーディーに汎用化することです。また、平成18年度新設されたコーポレート・アドバイザリー本部（CA本部）と協働し、お客さまの経営課題解決ニーズにお応えすることで、お客さまの企業価値向上に貢献していきます。

グループ証券会社との連携

SMFGは、大和証券SMBC（株）・SMBCフレンド証券（株）をはじめとするグループ各社の総力を結集することで、銀行・証券業務双方のシナジーを活かし実績を上げています。大和証券SMBCは、普通社債主幹事、株式公募・売出ブックランナーの17年度リーグテーブルで1位となりました。また、SMBCフレンド証券は、三井住友銀行と協働で本邦初の映画ファンドである「北斗ファンド」を開発・販売しました。



平成17年度の成果

平成17年度は、引き続き投資銀行業務収益は順調に増加しました。特に、平成16年度に解禁された法人向け証券仲介ビジネスは、大和証券SMBCとの連携を活かした営業推進の結果、大きく成長を遂げました。また、平成17年度に大きな盛り上がりをみせたMBO・LBOマーケットにおいて、大型ディールを数多くアレンジし、市場での存在感を向上させました。


Topics



◈ラービグ・プロジェクトファイナンスの取り組み

三井住友銀行は、住友化学（株）とサウジアラビア国営石油会社サウジアラムコが行うラービグ石油精製・石油化学事業のファイナンシャルアドバイザーを務め、過去最大級（約59億ドル）のプロジェクトファイナンスを短期間かつ競争力のあるプライスで実現することに貢献しました。加えて、幹事行としてファイナンスに参加、JBICファシリティーエージェントに任命されました。当行のアドバイザリー能力の高さに対し、スポンサーのみならず、マーケットからも高い評価を受けました。

国際ビジネス



SMFGの国際ビジネスは、三井住友銀行の国際部門を中心に、国外の日系・非日系企業、金融機関、各国政府・公営企業や、国内に展開する外資企業といったグローバルに事業展開するお客さまに対してサービスを提供しています。

業界・業種フォーカスによるマーケット地位向上

世界的に需要が高まっている資源・エネルギーセクターや、PFI/PPP、プロジェクトファイナンス、トレードファイナンス等のストラクチャードファイナンス分野にフォーカスしてリソースを配分し、各種ニーズへ迅速に対応することによりシェア拡大を目指します。

新興市場・成長市場への展開

欧米地域、アジア諸国だけでなく、中近東、中東欧、ラテンアメリカといった、エマージング・マーケットにおけるニーズへの対応に注力します。各成長市場の特性に応じた最適なサービスの提供を心掛け、環境変化も意識しながら、各市場での積極的な取り組みを行います。



ポートフォリオの継続的な最適化

導入間近の新しい自己資本比率規制（バーゼルⅡ）を念頭に置き、証券化商品への取り組みや、特にアジアにおける"buy and sell"型のローンビジネスへの志向により、SMFG全体のアセットの良質化と、バランスのとれたビジネス・ポートフォリオ構築に貢献していきます。

そして、国際ビジネス特有の広大なマーケットにおいて、多様なビジネス機会を捕捉し、日本およびアジアを強みとするグローバルな商業銀行を目指します。


Topics

◇海外ネットワークと国内外におけるSMFG総合力を活かしたソリューションビジネスの提供

・お客さまのアクセシビリティ強化、新興・成長市場へのアプローチのため、最近ではモスクワ（欧州三井住友銀行駐在員事務所）、ホーチミン（三井住友銀行支店）、ヒューストン（同出張所）、ドバイ（同支店）に拠点を開設し、海外におけるネットワークを強化しております。


三井住友銀行 ホーチミン支店、ヒューストン出張所、本日同時開設。
Ho Chi Minh City & Hou
03-3501-1111
www.smbc.co.jp
三井住友銀行
SMFG

・三井住友銀行と大和証券SMBC（株）の連携による中国を中心としたアジア地区での投資銀行業務への注力等を通じてグループ総合力を発揮し、お客さまのニーズに応え、より付加価値のあるサービスを提供することに注力していきます。

市場性取引ビジネス



SMFGは三井住友銀行の市場営業部門において、資金·為替·債券·デリバティブ等の取引を通じ、高度化·多様化するお客さまの市場性取引ニーズにお応えし、より付加価値の高いサービスの提供に努めています。

市場営業部門では①お客さまからのオーダーフローの拡大、②ALM体制·トレーディングスキルの強化、③運用手段の多様化、の3点を軸に、適切なリスク管理のもと、内外のマーケット動向をタイムリーにとらえ、収益力の維持·強化に注力しています。

お客さまの利便性向上

平成17年度にはマーケティング部門とも協働して法人·個人のお客さま向けの市場性取引のサービス体制拡充や、「i-Deal」(アイディール、インターネットを通じた為替予約等の締結システム)の機能向上などを実施しました。

今後も引き続き、お客さまの市場性取引ニーズに万全にお応えし、業界最高水準のサービスでフルサポートしていくことを目指します。


お客さま
法人営業部・支店
市場営業部門
市場営業推進部
市場営業統括部
お客さま利便性追求によるサービス向上
企画・調査
お客さまとの取引
お客さま
オーダーフロー
市場営業部
外国為替取引
お客さまオーダーフローやALMヘッジフロー等に基づく効率的なオペレーション
デリバティブ取引
CD・CP取引
トレーディング
ALM
オペレーション等
市場資金部
預金取引
市場運用部
貸金取引
的確なALMオペレーションと流動性管理
債券取引
オルタナティブ投資
ALM
資金・債券取引
インターバンク市場

ALM・トレーディング業務

市場営業部門ではALM(アセット·ライアビリティー·マネジメント)とトレーディング業務を通じ、市場リスク、流動性リスクをコントロールしつつ、オルタナティブ投資等の運用手段を拡充·多様化、分散投資の推進や、各種裁定機会をとらえることによる収益の極大化を図っています。

引き続き相場環境に応じた適正なリスクアロケーションを行い、安定的な収益確保を目指していきます。


Topics

◇お客さまのニーズに合わせたサービスの拡充

M&A等の大口資本取引関連の為替リスクヘッジに対するサービス体制や、アセアン·香港·上海の各拠点でのアジアビジネスの推進体制を拡充し、お客さまの多様なニーズに的確にお応えしています。

◇分散投資の推進と適切なALM

金利·為替に加えオルタナティブ(代替)投資を推進し、運用手段の拡充·多様化を実現しています。また、相場環境に応じて適切にALMを行っています。



財務ハイライト

三井住友フィナンシャルグループ

◆連結

（金額単位　百万円）

	平成14年度	平成15年度	平成16年度	平成17年度
経常収益	3,506,386	3,552,510	3,580,796	3,705,136
経常利益（△は経常損失）	△515,749	342,844	△30,293	963,554
当期純利益（△は当期純損失）	△465,359	330,414	△234,201	686,841
純資産額	2,424,074	3,070,942	2,775,728	4,454,399
総資産額	104,607,449	102,215,172	99,731,858	107,010,575
リスク管理債権残高	5,770,700	3,297,981	2,227,445	1,243,160
貸倒引当金残高	2,243,542	1,422,486	1,273,560	1,035,468
有価証券の評価損益	△30,643	575,612	696,339	1,373,337
1株当たり純資産額（円）	106,577.05	215,454.83	164,821.08	400,168.89
1株当たり当期純利益（△は1株当たり当期純損失）（円）	△84,324.98	52,314.75	△44,388.07	94,733.62
潜在株式調整後1株当たり当期純利益（円）	—	35,865.20	—	75,642.93
自己資本比率（第一基準）（%）	10.10	11.37	9.94	12.39
自己資本利益率（ROE）（%）	—	31.68	—	33.15
株価収益率（PER）（倍）	—	14.71	—	13.72
従業員数（人）	42,996	42,014	40,683	40,681

（注）1. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、主として期末日前1カ月の平均時価に基づいて算出しております。詳細は37ページをご参照ください。
2. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。

◇単体

（金額単位　百万円）

	平成14年度	平成15年度	平成16年度	平成17年度
営業収益	131,519	55,515	258,866	55,482
うち関係会社受取配当金	128,265	47,332	251,735	46,432
経常利益	119,634	51,188	253,448	48,264
当期純利益	124,738	50,505	252,228	73,408
資本金	1,247,650	1,247,650	1,352,651	1,420,877
（発行済普通株式数）（株）	5,796,000	5,796,010	6,273,792	7,424,172
（発行済優先株式数）（株）	1,132,100	1,132,099	1,057,188	950,101
純資産額	3,156,086	3,172,721	3,319,615	3,935,426
総資産額	3,413,529	3,403,007	3,795,110	4,166,332
1株当たり純資産額（円）	231,899.30	232,550.74	257,487.78	330,206.27
1株当たり配当額				
（普通株式）（円）	3,000	3,000	3,000	3,000
（第一種優先株式）（円）	10,500	10,500	10,500	10,500
（第二種優先株式）（円）	28,500	28,500	28,500	28,500
（第三種優先株式）（円）	13,700	13,700	13,700	13,700
（第1回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第2回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第3回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第4回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第5回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第6回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第7回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第8回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第9回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第10回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第11回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第12回第四種優先株式）（円）	19,500	135,000	135,000	135,000
（第13回第四種優先株式）（円）	3,750	67,500	67,500	／
（第1回第六種優先株式）（円）	／	／	728	88,500
1株当たり当期純利益（円）	18,918.33	3,704.49	38,302.88	6,836.35
潜在株式調整後1株当たり当期純利益（円）	15,691.82	3,690.72	25,178.44	6,737.46
自己資本比率（%）	92.46	93.23	87.47	94.46
自己資本利益率（ROE）（%）	8.52	1.57	15.47	2.38
株価収益率（PER）（倍）	11.21	207.86	18.95	190.16
配当性向（%）	15.98	80.97	7.81	46.64
従業員数（人）	94	97	115	124

（注）従業員は全員、三井住友銀行等からの出向者であります。

三井住友銀行

◆連結

（金額単位　百万円）

	平成13年度	平成14年度	平成15年度	平成16年度	平成17年度
経常収益	3,779,702	3,549,937	2,717,005	2,691,357	2,750,274
経常利益（△は経常損失）	△580,628	△467,509	282,159	△99,752	862,062
当期純利益（△は当期純損失）	△463,887	△429,387	301,664	△278,995	563,584
純資産額	2,912,619	2,142,544	2,722,161	2,633,912	3,598,294
総資産額	108,005,001	102,394,637	99,843,258	97,478,308	104,418,597
リスク管理債権残高	6,484,367	5,683,134	3,229,219	2,186,739	1,219,383
貸倒引当金残高	2,159,649	2,201,830	1,375,921	1,239,882	1,006,223
有価証券の評価損益	△495,507	△27,471	568,407	678,527	1,337,192
1株当たり純資産額（円）	282.85	15,353.34	25,928.02	23,977.62	41,444.83
1株当たり当期純利益（△は1株当たり当期純損失）（円）	△84.12	△10,429.29	5,238.85	△5,300.46	9,864.54
潜在株式調整後1株当たり当期純利益（円）	—	—	5,231.31	—	9,827.19
自己資本比率（国際統一基準）（%）	10.45	10.38	10.89	10.60	10.77
自己資本利益率（ROE）（%）	—	—	25.38	—	30.15
従業員数（人）	43,793	35,523	33,895	32,868	32,918

（注）1. 平成13年度は、旧わかしお銀行を連結子会社とする旧三井住友銀行の計数を表示しております。
2. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、期末日前1カ月の平均時価に基づいて算出しております。
3. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。
4. 平成14年度から、1株当たり純資産額、1株当たり当期純利益（△は1株当たり当期純損失）及び潜在株式調整後1株当たり当期純利益については、「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。



損益の状況【単体】
業務純益（除く一般貸倒引当金繰入額）
与信関係費用
株式等損益
当期純利益（損失）
（億円）
18,000
9,000
0
△9,000
△18,000
平成13年度
平成14年度
平成15年度
平成16年度
平成17年度

（注）平成13年度については、旧三井住友銀行、旧わかしお銀行両行の計数を合算して表示しております。



保有株式（上場・店頭）の状況【単体】
取得原価（左目盛り）
評価損益（右目盛り）
（億円）
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
20,000
15,000
10,000
5,000
△5,000
△10,000
平成13年度
平成14年度
平成15年度
平成16年度
平成17年度

（注）平成13年度については、旧三井住友銀行、旧わかしお銀行両行の計数を合算して表示しております。



金融再生法開示債権及び不良債権比率【単体】
破産更生等債権
危険債権
要管理債権（左目盛り）
不良債権比率（右目盛り）
（億円）
（%）
60,000
50,000
40,000
30,000
20,000
10,000
0
10.0
8.0
6.0
4.0
2.0
0.0
平成13年度
平成14年度
平成15年度
平成16年度
平成17年度

（注）1. 平成13年度については、旧三井住友銀行、旧わかしお銀行両行の計数を合算して表示しております。
2. 不良債権比率＝金融再生法開示不良債権／（金融再生法開示不良債権＋正常債権）



連結自己資本比率
連結自己資本比率（左目盛り）
自己資本
うちTier 1（右目盛り）
（%）
（億円）
13.00
12.00
11.00
10.00
9.00
100,000
80,000
60,000
40,000
20,000
0
平成13年度
平成14年度
平成15年度
平成16年度
平成17年度

（注）平成14年度以降については、三井住友フィナンシャルグループの連結自己資本比率を表示しております。

◇単体

（金額単位　百万円）

	平成13年度	平成14年度	平成15年度	平成16年度	平成17年度
経常収益	2,791,405	2,418,024	2,322,363	2,289,372	2,287,935
うち信託報酬	／	7	334	2,609	8,626
業務粗利益（A）	1,853,515	1,760,684	1,584,127	1,522,861	1,552,033
経費（除く臨時処理分）（B）	670,145	647,040	583,995	582,365	586,459
経費率（（B）/（A）×100）（%）	36.2	36.7	36.9	38.2	37.8
業務純益	678,811	875,511	1,000,132	1,291,972	810,593
業務純益（除く一般貸倒引当金繰入額）	1,183,369	1,113,643	1,000,132	940,495	965,573
経常利益（△は経常損失）	△522,106	△597,188	185,138	△71,680	720,933
当期純利益（△は当期純損失）	△322,852	△478,304	301,113	△136,854	519,520
純資産額	3,196,492	2,279,223	2,870,870	2,752,735	3,634,776
総資産額	102,082,581	97,891,161	94,109,074	91,129,776	97,443,428
預金残高	61,051,813	58,610,731	60,067,417	62,788,328	65,070,784
貸出金残高	59,928,368	57,282,365	50,810,144	50,067,586	51,857,559
有価証券残高	20,442,996	23,656,385	26,592,584	23,676,696	25,202,541
リスク管理債権残高	5,816,452	5,169,531	2,774,889	1,735,863	914,173
金融再生法に基づく開示債権残高	5,900,043	5,261,345	2,811,234	1,824,622	960,095
貸倒引当金残高	1,971,849	2,074,797	1,250,751	989,121	816,437
有価証券の評価損益	△481,654	△17,857	556,146	651,385	1,316,206
信託財産額	／	166,976	429,388	777,177	1,305,915
信託勘定貸出金残高	／	35,080	10,000	9,780	7,870
信託勘定有価証券残高	／	—	4,645	81,840	238,205
資本金	1,326,746	559,985	559,985	664,986	664,986
（発行済普通株式数）（千株）	5,709,424	54,811	54,811	55,212	55,212
（発行済優先株式数）（千株）	967,000	967	967	900	900
1株当たり純資産額（円）	332.02	17,846.95	28,641.10	26,129.71	42,105.57
1株当たり配当額					
（普通株式）（円）	4.00	19.17	4,177	683	5,714
（第1回第一種優先株式）（円）	10.50	10.50	／	／	／
（第2回第一種優先株式）（円）	28.50	28.50	／	／	／
（第五種優先株式）（円）	13.70	13.70	／	／	／
（第一種優先株式）（円）	／	—	10,500	10,500	10,500
（第二種優先株式）（円）	／	—	28,500	28,500	28,500
（第三種優先株式）（円）	／	—	13,700	13,700	13,700
（第1回第六種優先株式）（円）	／	／	／	485	88,500
1株当たり当期純利益（△は1株当たり当期純損失）（円）	△59.20	68,437.74	5,228.80	△2,718.23	9,066.46
潜在株式調整後1株当たり当期純利益（円）	—	66,527.24	5,221.53	—	9,050.63
配当性向（%）	—	—	79.88	—	63.02
自己資本比率（国際統一基準）（%）	11.50	10.49	11.36	11.32	11.35
自己資本利益率（ROE）（%）	—	—	22.49	—	26.57
従業員数（人）	22,464	19,797	17,546	16,338	16,050

（注）1. 平成13年度は旧三井住友銀行の計数を表示しております。
2. 平成14年度の損益項目については、過年度との実質的な比較のために、合併前の旧三井住友銀行（平成14年4月1日～平成15年3月16日）の計数を含めて表示しております。ただし、1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益については、合併前の旧三井住友銀行の損益を含めておりません。
3. リスク管理債権及び金融再生法に基づく開示債権の定義については、192ページをご参照ください。
4. 有価証券の評価損益は、「その他有価証券」の時価と取得原価（又は償却原価）との差額を記載しております。なお、株式については、期末日前1カ月の平均時価に基づいて算出しております。詳細は41ページをご参照ください。
5. 従業員数は就業者数で記載しており、海外の現地採用者を含み、嘱託及び臨時従業員を含んでおりません。なお、取締役を兼務しない執行役員は従業員に含めておりません。
6. 平成14年度の1株当たり配当額は、旧三井住友銀行が三井住友フィナンシャルグループに支払った中間配当額を記載しております。
7. 平成14年度から、1株当たり純資産額、1株当たり当期純利益（△は1株当たり当期純損失）及び潜在株式調整後1株当たり当期純利益については、「1株当たり当期純利益に関する会計基準」（企業会計基準第2号）及び「1株当たり当期純利益に関する会計基準の適用指針」（企業会計基準適用指針第4号）を適用しております。



業績の概要と分析

連結決算の概要

平成17年度の三井住友フィナンシャルグループ連結決算の概要は以下のとおりとなりました。

I 業績

平成17年度連結決算は、連結子会社162社（国内114社・海外48社）、持分法適用会社63社（国内36社・海外27社）を対象としています。

平成17年度連結決算は、投資信託・個人年金保険販売等の顧客の運用関連手数料等の増加により役務取引等利益が前年度比1,034億円増加したことを主因に、連結粗利益が同651億円増加して2兆901億円となりました。この連結粗利益に、営業経費、不良債権処理額、株式等損益等を加減した経常利益は、前年度に当社銀行子会社である三井住友銀行において、不良債権処理問題の完全決着を図るべく、引当の一段の強化等のバランスシートのクリーンアップを実施したこと等による不良債権処理額の大幅な減少等により、同9,938億円増益の9,635億円となりました。またこれに、特別損益及び法人税等を加減した当期純利益は、同9,210億円増益の6,868億円となりました。

◆連結子会社・持分法適用会社数

（単位　社）

	平成17年3月末	平成18年3月末	増　減
連結子会社数	167	162	△5
持分法適用会社数	53	63	10

◆損益の状況

（金額単位　百万円）

	平成16年度	平成17年度	増　減
連結粗利益	2,024,990	2,090,149	65,159
資金利益	1,171,342	1,161,607	△9,735
信託報酬	2,609	8,631	6,022
役務取引等利益	516,109	619,591	103,482
特定取引利益	144,387	32,807	△111,580
その他業務利益	190,540	267,511	76,971
営業経費	△852,715	△853,796	△1,081
不良債権処理額　①	△1,196,797	△333,571	863,226
貸出金償却	△759,399	△69,355	690,044
個別貸倒引当金繰入額	△493,947	△45,047	448,900
一般貸倒引当金繰入額	201,216	△120,078	△321,294
その他	△144,666	△99,091	45,575
株式等損益	△101,918	47,119	149,037
持分法による投資損益	27,142	31,887	4,745
その他	69,005	△18,233	△87,238
経常利益（△は経常損失）	**△30,293**	**963,554**	**993,847**
特別損益	△78,242	79,807	158,049
うち減損損失	／	△12,303	△12,303
うち償却債権取立益　②	1,032	31,584	30,552
税金等調整前当期純利益（△は税金等調整前当期純損失）	△108,535	1,043,362	1,151,897
法人税、住民税及び事業税	△30,638	△69,818	△39,180
還付法人税等	8,869	—	△8,869
法人税等調整額	△52,912	△226,901	△173,989
少数株主利益	△50,983	△59,800	△8,817
当期純利益（△は当期純損失）	**△234,201**	**686,841**	**921,042**
与信関係費用　①＋②	△1,196,797	△301,987	894,810
＜参考＞連結業務純益（金額単位　億円）	10,144	12,254	2,110

（注）1. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）
2. 平成17年度より償却債権取立益を与信関係費用に含めております。
3. 連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）＋持分法適用会社経常利益×持分割合－内部取引（配当等）

また、預金残高は、平成17年3月末比2兆3,592億円増加して70兆8,341億円となり、譲渡性預金残高は、同46億円減少して2兆7,086億円となりました。

一方、貸出金残高は、平成17年3月末比2兆4,673億円増加して57兆2,672億円、有価証券残高は、同1兆2,721億円増加して25兆5,058億円となりました。

資本勘定（純資産）は、当期純利益の計上、その他有価証券評価差額金の増加、公募増資及び自己株式の売出しによる資本調達等により、平成17年3月末比1兆6,786億円増加して4兆4,543億円となりました。

◆資産・負債・資本勘定

（金額単位　百万円）

	平成17年3月末	平成18年3月末	増　減
資産	99,731,858	107,010,575	7,278,717
うち貸出金	54,799,805	57,267,203	2,467,398
うち有価証券	24,233,701	25,505,861	1,272,160
負債	95,934,927	101,443,151	5,508,224
うち預金	68,474,861	70,834,125	2,359,264
うち譲渡性預金	2,713,270	2,708,643	△4,627
少数株主持分	1,021,203	1,113,025	91,822
資本勘定	2,775,728	4,454,399	1,678,671

II 有価証券の評価損益

平成18年3月末の有価証券の評価損益は、平成17年3月末比6,480億円増加して1兆3,427億円の評価益となりました。このうち資本直入の対象となる「その他有価証券（含むその他の金銭の信託）」の評価損益は、同6,770億円増加して1兆3,735億円の評価益となりました。

「その他有価証券」の評価益が増加しているのは、株式相場の上昇により株式の評価損益が平成17年3月末比9,976億円増加したことが主な要因であります。

◆有価証券の評価損益

（金額単位　百万円）

	平成17年3月末			平成18年3月末			
	評価損益	評価益	評価損	評価損益	平成17年3月末比	評価益	評価損
満期保有目的	△1,818	2,114	△3,933	△30,781	△28,963	580	△31,361
その他有価証券	696,339	801,356	△105,017	1,373,337	676,998	1,771,170	△397,833
株式	705,053	750,480	△45,426	1,702,690	997,637	1,722,129	△19,438
債券	14,961	34,971	△20,010	△297,233	△312,194	988	△298,222
その他	△23,675	15,903	△39,579	△32,120	△8,445	48,052	△80,172
その他の金銭の信託	204	300	△95	209	5	209	—
合計	694,724	803,771	△109,046	1,342,765	648,041	1,771,960	△429,195
株式	705,053	750,480	△45,426	1,702,690	997,637	1,722,129	△19,438
債券	12,621	36,554	△23,932	△328,288	△340,909	1,294	△329,583
その他	△22,950	16,735	△39,686	△31,636	△8,686	48,535	△80,172

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権等も含めております。
2. 株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、平成17年3月末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が469百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が82百万円ありますので、資本直入処理の対象となる額は、551百万円控除されます。また、平成18年3月末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により費用に計上した額が3,193百万円ありますので、資本直入処理の対象となる額は、同額加算されます。

III 連結自己資本比率

平成18年3月末の連結自己資本比率（第一基準）は、12.39％となりました（詳細は130ページの「自己資本比率」をご参照ください）。

自己資本比率の分子となる自己資本は、当期純利益の計上、公募や第三者割当の方法による新株式の発行及び当社株式の売出しによる資本増強等により、平成17年3月末比2兆742億円増加して8兆943億円となりました。また分母となるリスク・アセットは、住宅ローンや中堅・中小企業向け無担保貸出及び海外での貸出の増加等により、同4兆7,697億円増加して65兆3,223億円となりました。

◆連結自己資本比率（第一基準）の状況

（金額単位　百万円）

	平成17年3月末	平成18年3月末	増　減
Tier 1（基本的項目）	3,262,250	4,645,905	1,383,655
Tier 2（補完的項目）（うち自己資本への算入額）	3,262,250	4,067,736	805,486
控除項目	△504,430	△619,279	△114,849
自己資本　計	6,020,069	8,094,361	2,074,292
リスク·アセット	60,552,620	65,322,349	4,769,729
自己資本比率	9.94%	12.39%	2.45%

IV 配当政策

当社は、銀行持株会社としての公共性に鑑み、健全経営確保の観点から、当社グループ全体の内部留保の充実に留意しつつ、グローバルスタンダードに基づく株主重視の考え方に則って利益配分を行う方針であります。

当期の期末配当につきましては、当社グループ全体の内部留保の水準を勘案し、社外流出を抑制して自己資本の充実を図る必要があることから、普通株式は前期末と同じく1株当たり3,000円といたしました。また、各種優先株式は、それぞれ所定の金額といたしました。

なお、中間配当は実施しておりません。

単体決算の概要

平成17年度の三井住友銀行単体決算の概要は以下のとおりとなりました。

I 業績

平成17年度は、業務粗利益が前期比291億円増加の1兆5,520億円、経費（除く臨時処理分）が40億円増加の5,864億円となりました。これにより、業務純益（除く一般貸倒引当金繰入額）は、前期比250億円増加して9,655億円となりました。

この業務純益（除く一般貸倒引当金繰入額）に、不良債権処理額、株式等損益などの臨時的な損益を加えた後の経常利益は、7,209億円となりました。

これに、特別損益及び法人税等の税負担を加減した当期純利益は、前期比6,563億円増益の5,195億円となりました。

II 損益の状況

業務粗利益

業務粗利益は、前期比291億円増加の1兆5,520億円となりました。これは、資金利益が米ドル金利の上昇等から国際業務部門の外貨バンキング収益が減益となったこと等により前期比179億円減少したものの、投資信託・個人年金保険販売及び証券仲介業務等の顧客の運用関連手数料等が増加したこと等により役務取引等利益が前期比685億円増加したことが主な要因であります。

経費

経費（除く臨時処理分）は、前期比40億円増加して5,864億円となりました。これは、既存業務については引き続き人員や事務システム関連経費等の合理化等による削減を進めていく一方、重点分野に対する積極的投資に伴い物件費が増加したことが主な要因であります。

業務純益

以上の結果、平成17年度の業務純益（除く一般貸倒引当金繰入額）は、前期比250億円増加して9,655億円となりました。

◇業務純益

（金額単位　百万円）

	平成16年度	平成17年度	増　減
資金利益	972,506	954,544	△17,962
信託報酬	2,609	8,626	6,017
役務取引等利益	298,076	366,675	68,599
特定取引利益	131,579	11,937	△119,642
その他業務利益	118,088	210,248	92,160
業務粗利益	1,522,861	1,552,033	29,172
（除く国債等債券損益）	(1,544,452)	(1,562,354)	(17,902)
国内業務粗利益	1,182,811	1,266,488	83,677
国際業務粗利益	340,049	285,545	△54,504
経費（除く臨時処理分）	△582,365	△586,459	△4,094
人件費	△204,146	△192,359	11,787
物件費	△341,534	△360,720	△19,186
税金	△36,684	△33,379	3,305
業務純益（除く一般貸倒引当金繰入額）	**940,495**	**965,573**	**25,078**
（除く国債等債券損益）	(962,086)	(975,894)	(13,808)
一般貸倒引当金繰入額	351,477	△154,980	△506,457
業務純益	1,291,972	810,593	△481,379

［参考］

◇業務部門別業績

（金額単位　億円）

業務純益（除く一般貸倒引当金繰入額）	個人部門	法人部門	企業金融部門	国際部門	市場営業部門	本社管理	合計
平成17年度	1,556	4,875	1,654	655	2,013	△1,097	9,656
前年度比	+293	△92	△129	+179	△36	+36	+251

（注）1. 前年度比は金利影響・為替影響等を除いた行内管理ベースであります。
2.「本社管理」内訳：（1）優先証券コスト・劣後調達コスト、（2）自己資本運用益、（3）部門間の調整　等

臨時損益（不良債権処理等）

臨時損益は、前期比大幅に改善し896億円の損失となりました。これは、前期にバランスシートのクリーンアップの総仕上げとして将来リスクへの対応力強化の観点から不良債権に係る財務上の一段の手当てを実施したこと等から、不良債権処理額が前期比1兆1,997億円減少したことが主な要因であります。

なお、臨時損益に計上された不良債権処理額1,065億円に一般貸倒引当金繰入額及び償却債権取立益を加えた与信関係費用は、2,309億円となりました。不良債権処理及び不良債権の開示額については、44ページ以降の「不良債権の現状」をご覧ください。

経常利益

以上の結果、経常利益は前期比7,926億円増益の7,209億円となりました。

特別損益

特別損益は、前期比541億円増益の257億円の利益となりました。

当期純利益

法人税、住民税及び事業税については、135億円となりました。また税効果会計による法人税等調整額は2,136億円となりました。これらの結果、当期純利益は前期比6,563億円増益の5,195億円となりました。

◈経常損益・当期純損益

（金額単位　百万円）

		平成16年度	平成17年度	増　減
業務純益（除く一般貸倒引当金繰入額）		**940,495**	**965,573**	**25,078**
一般貸倒引当金繰入額	①	351,477	△154,980	△506,457
貸出金償却		△697,941	△12,650	685,291
個別貸倒引当金繰入額		△474,155	△15,825	458,330
貸出債権売却損等		△138,052	△79,659	58,393
特定海外債権引当勘定繰入額		3,828	1,575	△2,253
うち不良債権処理額	②	△1,306,320	△106,560	1,199,760
株式等売却益		113,059	70,085	△42,974
株式等売却損		△4,206	△13,367	△9,161
株式等償却		△227,580	△31,257	196,323
うち株式等損益		△118,727	25,460	144,187
臨時損益		△1,363,653	△89,659	1,273,994
経常利益（△は経常損失）		**△71,680**	**720,933**	**792,613**
うち動産不動産処分損益		△12,495	1,457	13,952
うち減損損失		／	△6,300	△6,300
うち償却債権取立益	③	181	30,605	30,424
うち退職給付会計基準変更時差異償却		△16,001	—	16,001
特別損益		△28,398	25,739	54,137
法人税、住民税及び事業税		△6,379	△13,512	△7,133
還付法人税等		8,184	—	△8,184
法人税等調整額		△38,579	△213,639	△175,060
当期純利益（△は当期純損失）		**△136,854**	**519,520**	**656,374**
与信関係費用	①+②+③	△954,843	△230,935	723,908

（注）平成17年度より償却債権取立益を与信関係費用に含めております。

III 資産・負債・資本勘定の状況

資産

銀行単体の総資産は平成17年3月末比6兆3,136億円増加して、97兆4,434億円となりました。資産が増加したのは、住宅ローンや中堅・中小企業向け無担保貸出の増加及び海外での貸出の増加等により貸出金が同1兆7,899億円増加したこと、外国証券を主としたその他の証券の増加及び株価の上昇による株式の増加に伴い有価証券が同1兆5,258億円増加したことに加え、金利動向を踏まえたオペレーションにより債券貸借取引支払保証金が同1兆3,883億円増加したことが主な要因であります。

負債

負債は、平成17年3月末比5兆4,316億円増加して、93兆8,086億円となりました。負債が増加したのは、効率的な資金調達のため売渡手形が同2兆5,254億円増加したことに加え、流動性預金の増加により預金が同2兆2,824億円増加したことが主な要因であります。

資本勘定

資本勘定(純資産)は、平成17年3月末比8,820億円増加して3兆6,347億円となりました。資本勘定が増加したのは、当期純利益の計上等により利益剰余金が増加したことに加え、株価の上昇等により、その他有価証券評価差額金が増加したことが主な要因であります。

◇資産・負債・資本勘定

(金額単位 百万円)

	平成17年3月末	平成18年3月末	増 減
資産	91,129,776	97,443,428	6,313,652
うち貸出金	50,067,586	51,857,559	1,789,973
うち有価証券	23,676,696	25,202,541	1,525,845
負債	88,377,041	93,808,652	5,431,611
うち預金	62,788,328	65,070,784	2,282,456
うち譲渡性預金	2,803,299	3,151,382	348,083
資本勘定	2,752,735	3,634,776	882,041

IV 有価証券の評価損益

平成18年3月末の有価証券の評価損益は、平成17年3月末比8,431億円増加して1兆5,532億円の評価益となりました。このうち、資本直入の対象となる「その他有価証券(含むその他の金銭の信託)」の評価損益は、株価の上昇等により、同6,648億円増加して1兆3,164億円の評価益となりました。

◇有価証券の評価損益

(金額単位 百万円)

	平成17年3月末			平成18年3月末			
	評価損益	評価益	評価損	評価損益	平成17年3月末比	評価益	評価損
満期保有目的	△1,844	2,089	△3,933	△30,782	△28,938	577	△31,359
子会社・関連会社株式	60,343	60,690	△347	267,575	207,232	270,285	△2,710
その他有価証券	651,385	750,143	△98,757	1,316,206	664,821	1,695,589	△379,383
株式	667,326	708,643	△41,317	1,632,404	965,078	1,649,881	△17,476
債券	7,700	27,343	△19,642	△282,254	△289,954	727	△282,981
その他	△23,641	14,155	△37,797	△33,943	△10,302	44,980	△78,924
その他の金銭の信託	204	300	△95	209	5	209	—
合計	710,088	813,222	△103,133	1,553,208	843,120	1,966,661	△413,453
株式	727,669	769,333	△41,664	1,899,979	1,172,310	1,920,166	△20,186
債券	5,360	28,925	△23,565	△313,307	△318,667	1,033	△314,341
その他	△22,941	14,963	△37,904	△33,463	△10,522	45,460	△78,924

(注) 1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権も含めております。
2. 株式のうち子会社・関連会社株式に該当しないものについては期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3.「その他有価証券」及び「その他の金銭の信託」については、時価評価しておりますので、上記の表上は、貸借対照表価額と取得原価(又は償却原価)との差額を計上しております。
なお、平成17年3月末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により収益に計上した額が469百万円、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を収益に計上した額が82百万円ありますので、資本直入処理の対象となる額は、551百万円控除されます。また、平成18年3月末の「その他有価証券」の評価損益のうち、時価ヘッジの適用により費用に計上した額が3,193百万円ありますので、資本直入処理の対象となる額は、同額加算されます。

繰延税金資産（三井住友銀行単体）

Ⅰ 繰延税金資産の計上額

繰延税金資産は、将来の税金負担額を軽減する効果を合理的に見積り資産計上したものですが、その計上に当たっては、「税効果会計に係る会計基準」（平成10年10月30日企業会計審議会）及びこれに関連する実務指針に則り、繰延税金資産の回収可能性の判断を行っております。また、「主要行の監査に対する監査人の厳正な対応について」（平成15年2月24日日本公認会計士協会）の趣旨も十分に踏まえて、引き続き財務の健全性の観点から、より一層の保守的な対応をしております。

平成18年3月末における銀行単体の繰延税金資産の計上額は、平成17年3月末比5,260億円減少して9,762億円となりました。これは税引前当期純利益の計上等により繰延税金資産を着実に回収したことに加え、堅調な株式相場によるその他有価証券の評価益の増加により対応する繰延税金負債が増加したことが主な要因であります。なお、保守的に資産計上しなかった繰延税金資産残高（評価性引当額）は5,046億円であります。

（金額単位 億円）

		平成18年3月末	平成17年3月末比	平成17年3月末	＜参考＞一時差異等残高 平成18年3月末
①繰延税金資産合計 ②－③	1	15,727	△ 2,531	18,258	
②繰延税金資産小計	2	20,773	△ 3,018	23,791	50,905
貸倒引当金	3	2,507	△ 647	3,154	6,170
貸出金償却	4	1,702	△ 3,919	5,621	4,189
有価証券有税償却	5	4,477	△ 853	5,330	11,019
退職給付引当金	6	744	△ 25	769	1,832
減価償却限度超過額	7	65	+4	61	160
その他有価証券評価差額金	8	—	—	—	—
税務上の繰越欠損金	9	10,874	+2,646	8,228	26,542
その他	10	404	△ 224	628	993
③評価性引当額	11	5,046	△ 487	5,533	
④繰延税金負債	12	5,965	+2,729	3,236	14,680
退職給付信託設定益	13	516	△ 1	517	1,271
その他有価証券評価差額金	14	5,362	+2,717	2,645	13,197
その他	15	87	+13	74	212
繰延税金資産の計上額 ①－④	16	9,762	△ 5,260	15,022	
14行目の繰延税金負債相当額(注)	17	△ 5,362	△ 2,717	△ 2,645	△ 13,197
上記以外	18	15,124	△ 2,543	17,667	37,000

実効税率	19	40.63%	—	40.63%

（注）繰延税金資産は、その他有価証券評価差額がネット評価差益の場合に計上される繰延税金負債と相殺表示されますが、繰延税金資産の回収可能性の判断に当たっては、この繰延税金負債と相殺される前の繰延税金資産残高が判断対象となります（「「その他有価証券」の評価差額及び「固定資産」の減損損失に係る税効果会計の適用における監査上の取扱い」（日本公認会計士協会監査委員会報告第70号））。

II 繰延税金資産の計上根拠

① 計上基準：実務指針の例示区分の4号但書を適用

（イ）当行には重要な税務上の繰越欠損金が存在しますが、これは、デフレ環境が持続する中で、財務の健全性を早期に向上させるべく、以下のバランスシート改善策を実施した結果発生したものであり、非経常的な特別の原因に起因したものであると判断されます。従って、実務指針(注1)5（1）の例示区分の4号但書に則り、将来の合理的な見積り可能期間（おおむね5年）内の課税所得見積額を限度として繰延税金資産を計上しております。

（a）不良債権処理

「金融機関等の経営の健全性確保のための関係法律の整備に関する法律」（平成8年6月）による「早期是正措置」の導入（平成10年度）により、自己査定に基づいて償却・引当を行う体制を整備しました。

その後、景気低迷の長期化、国内外の経済環境が不透明感を増す中で、資産劣化リスクへの対応力を高めるべく引当強化等の不良債権処理を積極的に実施しました。

また、平成14年10月に出された「金融再生プログラム」に基づき、平成16年度までに不良債権比率を半減すべく最終処理を加速させた結果、平成16年上期中に半減目標を前倒しで達成しました。これらの過程等で、不良債権有税処理残高(注2)が積み上がりましたが、無税化も順調に進んでおります。この結果、不良債権有税処理残高は、平成18年3月末時点で約1兆400億円に達しております。

（b）株式含み損処理

株価の大幅かつ継続的な下落を踏まえ、株価変動リスクの削減、平成13年度に導入決定された株式保有制限の早期達成に向け、保有株式の圧縮を促進しました。

平成14年度に、保有株式の売切りによる約1兆1,000億円の簿価圧縮を実施するとともに、減損処理及び合併差益を活用した処理により、保有株式の含み損約1兆2,000億円を一挙的に処理しました。その結果、平成14年度末時点で株式保有制限を前倒しで達成しました。

こうした施策の影響により、有価証券有税償却残高(注2)は一時的に高水準となりましたが（平成11年3月末の約1,000億円→平成15年3月末の約1兆5,000億円）、売却等により無税化も着実に進んでおります（平成18年3月末の有価証券有税償却残高：約1兆1,000億円）。

（ロ）上記要因により、平成18年3月末時点の税務上の繰越欠損金(注2)は約2兆6,500億円となっておりますが、今後発生する課税所得によって、繰越期限までに確実に解消される見込みであります。なお、過去において、重要な税務上の繰越欠損金の繰越期限切れは発生しておりません。

（注1）「繰延税金資産の回収可能性の判断に関する監査上の取扱い」（日本公認会計士協会監査委員会報告第66号）
（注2）前ページ表中の「一時差異等残高」に対応する計数であります。

<参考1>実務指針の例示区分の4号の概要（(b)が4号但書）

（a）期末時点で重要な税務上の繰越欠損金がある会社等については、原則として翌期の課税所得見積額の範囲内で、かつ翌期の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。
（b）但し、事業リストラ、法令等の改正などによる非経常的な特別の原因により繰越欠損金等が生じた場合には、将来の合理的な見積可能期間（おおむね5年）内の課税所得を限度として、かつ当該期間内の一時差異等のスケジューリングが出来る部分の繰延税金資産を回収可能性ありと判断する。

② 将来の課税所得見積り可能期間：5年

③ 今後5年間の調整前課税所得の見積り累計額

（金額単位　億円）

		今後5年間の見積り累計額
業務純益（一般貸倒引当金繰入前）	1	52,050
A 税引前当期純利益	2	33,858
B 申告調整額（除く平成18年3月末一時差異の解消額）	3	6,805
C 調整前課税所得（A＋B）	4	40,663
調整前課税所得に対応する繰延税金資産額	5	16,521

【基本的な考え方】

（1）有税残高等の一時差異の解消見込年度をスケジューリング
（2）今後5年間の調整前課税所得を保守的に見積り
①公表済みの経営健全化計画（～平成20年度）を基礎とし、平成22年度までの収益計画を合理的に見積る
②上記計画計数に対し、将来予測の不確実性を勘案し、一定のストレス（減額調整）を付加
③上記収益計画に対応する申告調整額を加算し、調整前課税所得を算出
（3）上記により回収可能と判断される額に実効税率を乗じた額を、繰延税金資産として計上

<参考2>過去5年間の法人税確定申告所得（繰越欠損金控除前）実績

（金額単位　億円）

	平成13年度	平成14年度	平成15年度	平成16年度	平成17年度
確定申告所得（繰越欠損金控除前）	2,419	△7,455	△14,378	3,172	△6,528

（注）1.「確定申告所得（繰越欠損金控除前）」＝「各年度の調整前課税所得」－「各年度における一時差異の無税化額」
2. 法人税の確定申告は6月末に行うため、平成17年度は決算時点での見積り計数であります。
3. 上記計数は、実務指針の例示区分の4号但書に規定する「非経常的な特別の原因」を含んでおりますが、これを除けば各期とも課税所得を計上しております。

不良債権の現状

三井住友銀行は、平成17年度を「中期経営計画」の初年度として、「確固たる収益水準の確保」を実現すべく取り組んできました。

平成16年度において将来リスクへの対応としての貸倒引当金の積み増しを含めた「バランスシートのクリーンアップの総仕上げ」を果たしたことから、平成17年度のクレジットコストは2,309億円となり、平成16年度対比7,239億円減少し、巡航速度化を実感できる水準になりました。

金融再生法に基づく不良債権残高は9,601億円、不良債権比率は1.7%となりました。今後も、不良債権処理の過程で蓄積したノウハウを、業務推進に積極的に活用し、企業再生・事業再編等、新たなビジネスへの取り組みを強化していきます。

Ⅰ．自己査定と償却・引当について

1．自己査定について

三井住友銀行は、金融庁の金融検査マニュアルおよび日本公認会計士協会の実務指針等を踏まえた自己査定基準に基づき、厳格な自己査定を行っています。この自己査定手続きは、与信先の債務履行の確実性を示す指標である債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系は整合させています。

資産の健全性を確保し、適正な償却・引当を行うための準備作業である自己査定は、保有する資産を個別に検討してその安全性・確実性を判定するものです。具体的には、各取引先の状況に応じて「正常先」「要注意先」「破綻懸念先」「実質破綻先」「破綻先」の5つの債務者区分に分け、更に各取引先の担保・保証条件等を勘案して、債権回収の危険性または価値毀損の危険性の度合いに応じてⅠ～Ⅳの区分に分類しています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様に自己査定を実施しています。

債務者区分定義	
正常先	業況良好かつ財務内容に特段の問題がないと認められる債務者
要注意先	今後の管理に注意を要する債務者
破綻懸念先	今後、経営破綻に陥る可能性が大きいと認められる債務者
実質破綻先	法的・形式的な経営破綻の事実は発生していないものの実質的に経営破綻に陥っている債務者
破綻先	法的・形式的な経営破綻の事実が発生している債務者

分類定義	
Ⅰ分類（非分類）	回収の危険性または価値の毀損の危険性に問題がない資産
Ⅱ分類	回収について通常の度合いを超える危険を含むと認められる債権等の資産
Ⅲ分類	最終的な回収可能性または価値について重大な懸念があり、損失の発生の可能性が高い資産
Ⅳ分類	回収不能または無価値と判定される資産

2．償却・引当について

償却とは、債権が回収不能となった場合、または債権が回収不能と見込まれる場合に、その債権について会計上損失処理を行うことです。償却には、回収不能額をバランスシートの資産項目から引き落とし損失処理を行う「直接償却」と回収不能見込額を資産の控除項目の貸倒引当金に計上することにより損失処理を行う「間接償却」があり、この間接償却のことを一般的に引当処理と言っています。

三井住友銀行は自己査定に基づいて決定された債務者区分ごとに償却・引当基準を定めており、その手続きの概要は下記のとおりとなっています。また、三井住友フィナンシャルグループ全体のリスク管理を強化する観点から、連結対象各社においても、原則として三井住友銀行と同様な償却・引当基準を採用しています。

償却・引当基準	
正常先	格付ごとに過去の倒産確率に基づき今後1年間の予想損失額を一般貸倒引当金（注1）に計上
要注意先	貸倒リスクに応じてグループ分け＊を行い、グループごとに過去の倒産確率に基づき、将来の予想損失額を一般貸倒引当金（注1）に計上。また、大口要管理先を主体としてDCF法的手法も導入。 ＊グループ分けは、「要管理先債権」と「その他の要注意先債権」に区分し、後者を更に財務内容や与信状況等を勘案して細分化。
破綻懸念先	個々の債務者ごとに分類されたⅢ分類（担保・保証等により回収が見込まれる部分以外）のうち必要額を算定し個別貸倒引当金（注2）を計上。なお、大口先で、かつ、合理的なキャッシュフローの見積りが可能な先を主体としてDCF法的手法も導入。
破綻先・実質破綻先	個々の債務者ごとに分類されたⅣ分類（回収不能または無価値と判定される部分）の全額を原則直接償却し、Ⅲ分類の全額について個別貸倒引当金（注2）を計上
（注1）一般貸倒引当金	貸金等債権を個別に特定せず、貸出債権一般に内在する回収不能リスクに対する引当を行うもの
（注2）個別貸倒引当金	その全部または一部につき回収の見込みがないと認められる債権（個別に評価する債権）に対する引当を行うもの

※ディスカウント・キャッシュフロー法的手法とは

三井住友銀行は要管理先・破綻懸念先の大口先を主体として、ディスカウント・キャッシュフロー(割引現在価値＝DCF)法的手法を採用しております。DCF法とは、債権の元本の回収および利息の受け取りにかかるキャッシュフローを合理的に見積もることができる債権について、「当該キャッシュフローを当初の約定利率、または取得当初の実効利子率で割り引いた金額」と「債権の帳簿価額」との差額に相当する金額を貸倒引当金として計上する方法のことを言います。このDCF法は、より個別性が高いという点において優れた手法である一方、その引当金額は、債務者の再建計画等に基づいた将来キャッシュフローの見積りのほか、割引率や倒産確率等、DCF法を採用するうえでの基礎数値に左右されることから、三井住友銀行では、その時点における最善の見積りを行うよう努めています。

Ⅱ．与信関係費用について

与信関係費用はクレジットコストとも言いますが、これは引当処理の場合は貸倒引当金の追加繰入額、最終処理の場合は回収不能額から既引当済みの金額を差し引いたものになります。

平成18年3月期の与信関係費用は下表のとおりとなっています。

■平成18年3月期の処理実績(三井住友銀行単体)

(単位：億円)

不良債権処理額	①	1,065
貸出金償却		126
個別貸倒引当金繰入額		158
貸出債権売却損等		797
特定海外債権引当勘定繰入額		△16
一般貸倒引当金繰入額	②	1,550
償却債権取立益	③	306
与信関係費用	①+②−③	2,309
貸倒引当金残高		8,164
部分直接償却(直接減額)実施額		6,036

■平成18年3月期の処理実績(三井住友フィナンシャルグループ連結)

(単位：億円)

与信関係費用(連結損益計算書ベース)	3,020
貸倒引当金残高	10,355
部分直接償却(直接減額)実施額	7,991

(注) 平成18年3月期より償却債権取立益を与信関係費用に含めております。

■引当金残高

(単位：億円)

	三井住友銀行単体	三井住友フィナンシャルグループ連結
貸倒引当金　合計	8,164	10,355
一般貸倒引当金	5,725	7,426
個別貸倒引当金	2,415	2,905
特定海外債権引当勘定	24	24

平成17年度の三井住友銀行単体の与信関係費用は2,309億円となり、将来リスクへの対応力強化を目的とした手当て等を行った平成16年度対比7,239億円減少しました。

Ⅲ. 不良債権の開示とオフバランス化の進捗について

1. 不良債権開示の概念について

不良債権とは、銀行が保有する貸出金等の債権のうち、元本または利息の回収に懸念があるものを指します。不良債権の開示にあたっては、銀行法に基づくもの(リスク管理債権)と金融機能の再生のための緊急措置に関する法律に基づくもの(金融再生法開示債権)があり、自己査定に基づいて決定された債務者区分にしたがって開示区分が決定されます。金融再生法の開示区分概要およびリスク管理債権と金融再生法開示債権の相違点は下表のようになっています。

開示債権の区分の概要

区分	概要
破産更生債権及びこれらに準ずる債権	自己査定において破綻先および実質破綻先として区分された債務者に対する債権額のうち、回収不能または無価値と判定された部分(Ⅳ分類額)を直接償却した残額です。このうち、Ⅲ分類額については全額引当をしていますので、これを除いた部分は、担保・保証等により回収が可能な債権となります。
危険債権	自己査定において破綻懸念先として区分された債務者に対する債権額です。担保・保証等により回収が見込まれる部分以外をⅢ分類とし、個別に必要な金額について個別貸倒引当金を計上しています。
要管理債権	自己査定における要注意先債権の一部で、3カ月以上延滞の状態にあるか、もしくは貸出条件の緩和を行っている債権です。
正常債権	期末時点の貸出金、貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返の合計額のうち、上記の「破産更生債権及びこれらに準ずる債権」「危険債権」および「要管理債権」に該当しない債権に相当します。

金融再生法に基づく開示債権とリスク管理債権の関係について

自己査定における債務者区分	金融再生法に基づく開示債権		リスク管理債権	
	貸出金	その他の債権	貸出金	その他の債権
破綻先	破産更生債権及びこれらに準ずる債権		破綻先債権	©
実質破綻先			延滞債権	
破綻懸念先	危険債権			
要注意先	要管理債権		3カ月以上延滞債権	
			貸出条件緩和債権	
正常先	(正常債権)			
	Ⓐ		Ⓑ	©

Ⓐ - Ⓑ = ©

リスク管理債権は、貸出金以外の貸付有価証券、外国為替、未収利息、仮払金および支払承諾見返が開示対象に含まれないという点を除き、金融再生法に基づく開示債権と一致しています。なお、未収利息については、自己査定における債務者区分が「破綻先」「実質破綻先」「破綻懸念先」である場合、原則として「不計上」としていますので、金融再生法に基づく開示債権において開示される未収利息はありません。

2. 不良債権開示額実績について

平成18年3月期の金融再生法開示債権とリスク管理債権は次頁のようになっています。三井住友銀行の平成18年3月末の金融再生法に基づく不良債権残高は、9,601億円となり、平成17年3月末の1兆8,246億円から8,645億円減少しました。また、不良債権比率は、平成17年3月末比1.6%減少し、1.7%となっています。今後とも、企業再生への取り組みや債務者区分の改善の推進等を通じて、不良債権問題の再発防止に努めるとともに、与信ポートフォリオの健全性の更なる向上に引き続き積極的に取り組んでいきます。

■金融再生法に基づく開示債権

（単位：億円）

	三井住友銀行単体	平成17年3月末比	三井住友フィナンシャルグループ連結
破産更生債権及びこれらに準ずる債権	1,645	△2,838	2,501
危険債権	4,734	△4,510	5,650
要管理債権	3,222	△1,297	4,774
小計	9,601	△8,645	12,925
正常債権	559,849	＋25,323	607,311
合計	569,450	＋16,678	620,236
部分直接償却（直接減額）実施額	6,036		7,991

■リスク管理債権

（単位：億円）

	三井住友銀行単体	平成17年3月末比	三井住友フィナンシャルグループ連結
破綻先債権	409	△51	593
延滞債権	5,511	△6,869	7,144
3カ月以上延滞債権	235	△34	246
貸出条件緩和債権	2,987	△1,263	4,449
合計	9,142	△8,217	12,432
部分直接償却（直接減額）実施額	5,876		7,541

■自己査定、開示および償却・引当との関係（三井住友銀行単体）

（単位：億円）

自己査定の債務者区分	金融再生法に基づく開示債権	自己査定における分類区分 非分類	Ⅱ分類	Ⅲ分類	Ⅳ分類	引当金残高	引当率
破綻先 実質破綻先	破産更生債権及びこれらに準ずる債権 1,645（①）	担保・保証等により回収可能部分 1,485（㋑）		全額引当 160	全額償却（注1）	個別貸倒引当金 202（注2）	100%（注3）
破綻懸念先	危険債権 4,734（②）	担保・保証等により回収可能部分 2,667（㋺）		必要額を引当 2,067		2,213（注2）	100%（注3）
要注意先	要管理債権 3,222（③）（要管理先債権）	要管理債権中の保全部分 1,021（㋩）				一般貸倒引当金 要管理債権に対する一般貸倒引当金1,146	52.6%（注3） 24.9%（注3）
		要管理先債権以外の要注意先債権					7.3% [16.4%]（注4）
正常先	正常債権 559,849	正常先債権				5,725	0.4%（注4）
				特定海外債権引当勘定		24	

総計 569,450（④）	不良債権比率（Ⓐ／④） 1.7%	
	貸倒引当金　計	8,164
	Ⓑ個別貸倒引当金+要管理債権に対する一般貸倒引当金	3,561
Ⓐ=①+②+③ 9,601	Ⓒ担保・保証等により回収可能部分（㋑+㋺+㋩） 5,173	Ⓓ左記以外（Ⓐ－Ⓒ） 4,428
	引当率（注5）（Ⓑ／Ⓓ）	80.4%
	保全率　（（Ⓑ+Ⓒ）／Ⓐ）	91.0%

（注1）部分直接償却（直接減額）6,036億円を含みます。
（注2）金融再生法開示対象外のオンバランス･オフバランス資産に対する引当が一部含まれています。
（破綻先・実質破綻先42億円、破綻懸念先96億円）
（注3）「破綻先」、「実質破綻先」、「破綻懸念先」、「要管理先債権」および「要注意先債権（要管理先債権を含む）」は、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。
（注4）「正常先債権」および「要管理先債権以外の要注意先債権」は、債権額に対する引当率を示しています。
ただし、「要管理先債権以外の要注意先債権」について、[　]内に、担保・保証等により回収可能部分の金額を除いた残額に対する引当率を示しています。
（注5）担保・保証等により回収可能部分の金額を除いた額に対する引当率を示しています。

3. オフバランス化の進捗状況について

不良債権のオフバランス化とは不良債権の最終処理とも言い、売却や直接償却等の手続きにより銀行のバランスシートから不良債権を落とすことを指します。

三井住友銀行では、平成17年度においても引き続きオフバランス化に注力し、1兆2,871億円のオフバランス化を実施しました。

■オフバランス化の実績（三井住友銀行単体）

（単位：億円）

	平成16年3月末 ①	平成16年度		平成17年3月末 ②	平成17年度		平成18年3月末 ③
		新規発生額	オフバランス化額		新規発生額	オフバランス化額	
破産更生等債権	3,616	3,119	△2,252	4,483	705	△3,543	1,645
危険債権	12,027	12,589	△15,372	9,244	4,818	△9,328	4,734
合計	15,643	15,708	△17,624	13,727	5,523	△12,871	6,379

	増減（②−①）	増減（③−②）
破産更生等債権	867	△2,838
危険債権	△2,783	△4,510
合計	△1,916	△7,348

（注）新規発生額とオフバランス化額は、上期と下期の額を単純合算した金額です。したがって、上期に新規発生した先で下期にオフバランス化した額は、それぞれに計上されていますが、その金額は平成16年度で4,868億円、平成17年度で2,314億円です。

4. 開示債権の地域別構成と業種別構成について

■開示債権の地域別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権（除く正常債権）	（構成比）	リスク管理債権	（構成比）
国内	9,089	(94.7%)	8,668	(94.8%)
海外	512	(5.3%)	474	(5.2%)
アジア	356	(3.7%)	344	(3.8%)
インドネシア	22	(0.2%)	22	(0.3%)
香港	137	(1.4%)	137	(1.5%)
インド	—	(—)	—	(—)
中国	18	(0.2%)	18	(0.2%)
その他	179	(1.9%)	167	(1.8%)
北米	152	(1.6%)	126	(1.4%)
中南米	—	(—)	—	(—)
西欧	4	(0.0%)	4	(0.0%)
東欧	—	(—)	—	(—)
国内・海外　合計	9,601	(100.0%)	9,142	(100.0%)

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。
債務者所在国を基準に集計しています。

■開示債権の業種別構成（三井住友銀行単体）

（単位：億円）

	金融再生法に基づく開示債権（除く正常債権）	（構成比）	リスク管理債権	（構成比）
国内	9,089	(100.0%)	8,668	(100.0%)
製造業	680	(7.5%)	646	(7.4%)
農業、林業、漁業及び鉱業	32	(0.3%)	32	(0.4%)
建設業	411	(4.5%)	399	(4.6%)
運輸、情報通信、公益事業	870	(9.6%)	794	(9.1%)
卸売・小売業	937	(10.3%)	911	(10.5%)
金融・保険業	147	(1.6%)	135	(1.6%)
不動産業	2,742	(30.2%)	2,572	(29.7%)
各種サービス業	2,618	(28.8%)	2,546	(29.4%)
地方公共団体	—	(—)	—	(—)
その他	652	(7.2%)	633	(7.3%)
海外	512		474	
政府等	—		—	
金融機関	—		—	
商工業	512		474	
その他	—		—	
国内・海外　合計	9,601		9,142	

（注）「国内」は国内店（特別国際金融取引勘定を除く）の合計です。「海外」は海外店（特別国際金融取引勘定を含む）の合計です。

リスク管理への取り組み

リスク管理の基本的考え方

金融・経済の自由化、グローバル化、ならびにIT技術の進展等により金融機関のビジネスチャンスが拡大していく一方で、金融業務に付随するリスクはますます多様化、複雑化してきています。このような環境のなか、金融持株会社経営においては、従来にもましてリスク管理、すなわちリスクの把握とそのコントロールが重要になってきています。

当社は、グループ全体のリスク管理を行うに際しての基本的事項を「リスク管理規程」として制定しています。この中で、リスク管理の基本的な考え方として、(1)当社がグループ全体として管理すべきリスクの種類を特定したうえで、「グループ全体のリスク管理の基本方針」を策定する、(2)当社は、グループ各社が当社の定める「グループ全体のリスク管理の基本方針」に則し、適切なリスク管理態勢の整備を図るよう必要な指導を行う、(3)当社は、グループ各社が適切にリスク管理を実施しているかをモニタリングする、ということを定めています。

管理すべきリスクの種類とリスク管理体制

当社は、グループ全体として管理すべきリスクの種類を(1)信用リスク、(2)市場リスク、(3)流動性リスク、(4)オペレーショナルリスク(事務リスク、システムリスク等)と分類し、更にグループ各社が各々の業務状況等に応じ、管理すべきリスクの種類を特定するよう必要な指導を行います。また、管理すべきリスクの種類は随時見直し、環境変化に応じて新たに発生したリスクを管理すべきリスクとして追加することとしています。これらのリスクを総合的に管理する観点から、グループ全体のリスク管理を統括する機能を有した「リスク統括部」を設置し、企画部とともに各リスクについて網羅的、体系的な管理を行っています。

更に、リスク管理の重要性に鑑み、経営陣が「グループ全体のリスク管理の基本方針」の決定に積極的に関与する体制としています。具体的には、「グループ全体のリスク管理の基本方針」は、グループ経営会議で決裁のうえ、取締役会の承認を得るというプロセスをたどります。グループ経営会議、担当役員、リスク管理担当部署等は、こうして承認された「グループ全体のリスク管理の基本方針」に基づいてリスク管理を行います。

一方、傘下のグループ各社では、「グループ全体のリスク管理の基本方針」を踏まえて、リスク管理体制を構築しています。例えば、三井住友銀行では、前記(1)〜(4)のリスクおよび決済に関するリスクについて、特にリスク管理担当部署を定め、リスクカテゴリーごとにその特性に応じた管理を実施するとともに、これらのリスクを総合的に管理する観点から、各業務部門から独立した「統合リスク管理部」を設置し、経営企画部とともに、各リスクを網羅的、体系的に管理することとしています。

■三井住友フィナンシャルグループのリスク管理体制


三井住友フィナンシャルグループ
取締役会
監査役
グループ経営会議
外部監査
担当役員
監査部
総合的なリスク管理
信用リスク
市場リスク
リスク統括部
流動性リスク
オペレーショナルリスク
事務リスク
システムリスク
総務部
IT企画部
企画部
リスク統括部
基本方針策定
指導
モニタリング
報告
三井住友銀行
三井住友カード
三井住友銀リース
日本総合研究所
取締役会
監査役
経営会議
市場リスク会議
信用リスク会議
外部監査
担当役員
統合リスク管理部担当役員
融資企画部担当役員
業務監査部門
総合的なリスク管理
信用リスク
市場リスク
流動性リスク
事務リスク
システムリスク
オペレーショナルリスク
その他リスク
決済に関するリスク
融資企画部
統合リスク管理部
事務統括部
情報システム企画部
総務部
各所管部
経営企画部
統合リスク管理部

また、リスク管理の基本方針の決定には経営陣が積極的に関与する体制としており、特に信用リスクおよび市場リスク・流動性リスクに関しては、経営会議において、経営会議役員と関連部長から構成される「信用リスク会議」、「市場リスク会議」を開催し、リスク管理に関する業務執行上の意思決定体制の強化を図っています。

リスク管理の方法

当社は、「グループ全体のリスク管理の基本方針」において、「連結ベースで管理する」、「計量化に基づく管理を行う」、「業務戦略との整合性を確保する」、「牽制体制を整備する」、「緊急時や重大な事態に備えた対応を行う」、「態勢の検証を行う」といった「リスク管理の基本原則」や「リスク管理のプロセス」を定めるとともに、グループ会社のリスク管理を適切に実施するための具体的な「運営方針」を定めています。

グループ各社においては、「グループ全体のリスク管理の基本方針」に基づき、定期的かつ必要に応じて随時、各リスクカテゴリーの管理の基本方針を見直し、適時、適切な方針に則って管理をしています。当社は、これをモニタリングし、必要に応じ適切に指導を行っています。

また、総合的な観点から、リスクとリターンのバランスをとった管理を実現し、かつ十分な健全性を確保するために、経営管理制度の一環として「リスク資本による管理」を実施しています。これは、信用・市場・オペレーショナルの各リスクについて、グループ各社の業務特性に応じ、適切かつ効果的な方法で当社の経営体力（自己資本）の範囲で資本配分を行うものです。

例えば、三井住友銀行には、信用、市場、オペレーショナルリスクの各リスクにリスク資本を配分するほか、信用、市場リスクにおいては、期中にとりうるリスク資本の最大値を「リスク資本極度」として定め、リスク管理を行っています。また、流動性リスクについては、資金繰り計画および資金ギャップの枠組みで管理しており、その他のリスクカテゴリーにおいてもそれぞれの特性に応じた管理を行っています。

■三井住友銀行のリスク管理の枠組みとリスクカテゴリーの関係

主な枠組み	カテゴリー	
リスク資本による管理	信用リスク	
	市場リスク	バンキング・トレーディングリスク
		政策投資株式リスク
		その他　市場関連リスク
	オペレーショナルリスク	
		事務リスク
		システムリスク
資金繰り計画/資金ギャップ	流動性リスク	
リスク特性に応じた管理	その他リスク（決済に関するリスク等）	

信用リスク

信用リスクとは、「与信先の財務状況の悪化等のクレジットイベント（信用事由）に起因して、資産（オフバランス資産を含む）の価値が減少ないし滅失し、損失を被るリスク」をいいます。

海外向け与信については、信用リスクに隣接するリスクとして、与信先の属する国の外貨事情や政治・経済情勢等の変化により損失を被るカントリーリスクがあります。

当社では、グループ各社がその業務特性に応じた信用リスクを統合的に管理すること、個別与信ならびに与信ポートフォリオ全体の信用リスクを定量的および経常的に管理・把握すること等の基本原則を定め、グループ全体の信用リスクの把握・管理を適切に行うとともに、管理体制の高度化を推進しています。

信用リスクは、当社が保有する最大のリスクであり、信用リスクの管理が不十分であると、リスクの顕在化に伴う多額の損失により当社の経営に甚大な影響を及ぼしかねません。

信用リスク管理の目的は、このような事態を回避すべく、信用リスクを自己資本対比許容可能な範囲内にコントロールし、当社グループ全体の資産の健全性を維持するとともに、リスクに見合った適正な収益を確保することによって、資本効率や資産効率の高い与信ポートフォリオを構築することにあります。

三井住友銀行では、以下のように信用リスク管理を実施しています。

1. クレジットポリシー

経営理念、行動規範を踏まえ与信業務の普遍的かつ基本的な理念・指針・規範等を明示した「クレジットポリシー」を制定しています。

広く役職員にこのクレジットポリシーの理解と遵守を促し、行内で徹底を図るとともに、導入間近の新しい自己資本比率規制（バーゼルⅡ）等を踏まえたグローバルスタンダードの信用リスク管理を追求し、より付加価値の高い金融仲介サービスの提供により、株主価値の拡大や社会的貢献を果たしていくことを目指します。

2. 信用リスク評価・信用リスク計量化

個別与信あるいは与信ポートフォリオ全体の信用リスクを適切に管理するため、すべての与信に信用リスクが存在することを認識し、行内格付制度により与信先あるいは案件ごとの信用リスクの程度を適切に評価するとともに、信用リスクの計量化を行い、信用リスクを定量的に把握・管理しています。

(1) 行内格付制度

行内格付制度は、与信先の債務履行の確実性を示す指標である「債務者格付」と、債務者格付をもとに案件ごとの保証、与信期間、担保等の取引条件を勘案した与信の回収の確実性を示す指標である「案件格付」により構成されます。また、海外については、各国の政治経済情勢、国際収支・対外債務負担状況等の分析に基づき国別の信用力の程度を示す指標である「カントリーランク」が加味されます。

なお、自己査定については債務者格付の下位格付決定プロセスとして位置付けており、自己査定の債務者区分と格付体系は整合性を確保しています。

(2) 信用リスク計量化

信用リスクの計量化とは、与信先におけるデフォルトの可能性の程度に加え、特定の与信先・業種等へのリスク集中状況、不動産・有価証券等の担保価格の変動等が損失額に与える影響も勘案のうえ、与信ポートフォリオあるいは個別与信の信用リスクの程度を推量することをいいます。

具体的な手法としては、債務者ごと、与信案件ごとに過去のデータの蓄積（データベースの構築）を行い、格付推移確率、デフォルト時損失率、個社間の信用力相関等のパラメータを設定することによって、ポートフォリオ全体の予想損失額の確率分布（どれくらいの確率でどれくらいの損失があるのか）を求め、将来の損失可能性の程度を算出しています。具体的には前述のパラメータに基づき、同時デフォルト発生のシナリオを1万通り作成し、損失発生シミュレーションを行うことにより最大損失額を推定する方法（モンテカルロシミュレーション法）を採用しています。この計量結果に基づきリスク資本の配分を行っています。

更にポートフォリオの集中リスクの把握や景気変動に対するシミュレーション等のリスク計量も実施し、業務計画の策定から個別与信のリスク評価の基準まで幅広く業務の運営に活用しています。

■三井住友銀行の債務者格付体系

債務者格付				金融再生法債権区分（国内）
格付	細区分	定義	自己査定債務者区分	
1	a b c	債務履行の確実性は極めて高い水準にある。	正常先	正常債権
2	a b c	債務履行の確実性は高い水準にある。		
3	a b c	債務履行の確実性は十分にある。		
4	A B C	債務履行の確実性は認められるが、将来景気動向、業界環境等が大きく変化した場合、その影響を受ける可能性がある。		
5	A B C	債務履行の確実性は当面問題ないが、先行き十分とは言えず、景気動向、業界環境等が変化した場合、その影響を受ける可能性がある。		
6		債務履行は現在のところ問題ないが、業況、財務内容に不安な要素があり、将来債務履行に問題が発生する懸念がある。		
7	A B　R	貸出条件、履行状況に問題、業況低調ないしは不安定、財務内容に問題等、今後の管理に注意を要する。 （うち要管理先）	要注意先A 要注意先B 要管理先	要管理債権
8		現状、経営破綻の状態にはないが、経営難の状態にあり、経営改善計画等の進捗状況が芳しくなく、今後、経営破綻に陥る可能性が大きいと認められる。	破綻懸念先	危険債権
9		法的・形式的な経営破綻の事実は発生していないものの、深刻な経営難の状態にあり、再建の見通しがない状況にあると認められる等、実質的に経営破綻に陥っている。	実質破綻先	破産更生債権及びこれらに準ずる債権
10		法的・形式的な経営破綻の事実が発生している。	破綻先	

3. 個別与信管理の枠組み

(1) 融資審査

法人のお客さまへの融資にあたっては、まず、返済能力や成長性を見極めるため、キャッシュフロー分析などの財務分析をはじめ、業界の動向、技術開発力や商品等の競争優位性、経営管理能力など、総合的に評価を行ったうえで、貸出案件ごとの資金使途、返済計画などの妥当性を検証することにより、的確かつ厳正に与信判断するよう努めています。

また、従来からの融資慣行の見直しに取り組むなかで、審査プロセスの改革を進め、お客さまにとって、資金使途などに応じた貸出の条件や審査の判断基準が分かりやすいものとなるように努めるとともに、融資条件が明確になるようにコビナンツの利用等を進めています。

一方で、中小企業を中心にお客さまの資金ニーズに積極的かつ迅速に対応するために、中小企業専用の信用リスク評価モデル等を活用して審査プロセスを定型化し、「ビジネスセレクトローン」「SMBC-クレセルローン」等を効率的に推進する体制の整備に努めています。

個人のお客さまへの住宅ローンの融資にあたっては、長年、行内に蓄積された与信データの分析に基づき構築した審査モデルを利用して与信判断を行っています。モデルを利用して合理的な与信判断を効率的に行うことにより、お客さまへの迅速な回答とともに、貸倒リスクのコントロールや柔軟な金利設定を可能としています。

また、アパート経営等の事業を営まれる個人のお客さまの融資には、事業収入予測を踏まえたリスク評価モデルを用いて、的確な与信判断を行うとともに、事業計画見直しのアドバイスにも活用しています。

(2) 債務者モニタリング

融資案件の審査に加えて、「債務者モニタリング制度」に基づき経常的に与信先の実態把握を行い、格付・自己査定・与信方針等を見直すことで、与信実行後の問題発生の兆候をいち早くとらえ、早期の適切な対応に努めています。具体的には、与信先から新しい決算書を入手した段階で定期的に行う「決算モニタリング」と、信用状況・与信状況の変動等に応じて都度行う「経常モニタリング」を下図のプロセスにて実施しています。

4. 与信ポートフォリオ管理の枠組み

個別与信の管理に加え、与信ポートフォリオとしての健全性と収益性の中長期的な維持・改善を図るため、以下を基本方針とした管理を行っています。

(1) 自己資本の範囲内での適切なリスクコントロール

自己資本対比許容可能な範囲内でリスクテイクするために、内部管理上の信用リスク資本の限度枠として「信用リスク資本極度」を設定しています。その極度の下、マーケティング部門別のガイドラインや、不動産ファイナンス、ファンド・証券化投資等の業務別ガイドラインを設定し、定期的にその遵守状況をモニタリングし、適切なリスクコントロールに努めています。

(2) 集中リスクの抑制

与信集中リスクは、顕在化した場合に銀行の自己資本を大きく毀損させる可能性があることから、過度にリスクが集中している業種向け与信の抑制、大口与信先・グループに対する与信上限ガイドラインの設定や重点的なローンレビューの実施等を行っています。

また、国別の信用力の評価に基づき、国別の与信枠を設定しカントリーリスクの管理を実施しています。

■三井住友銀行の債務者モニタリング制度


与信先情報の整備
債務者格付・格付アウトルック・与信方針・アクションプラン・案件格付の決定フロー
「決算書の登録」「調査カードの作成・更新」
単体財務格付
連結財務格付
実態財務格付
自己査定抽出基準
非抽出
抽出
自己査定ロジック
定量判定
財務判定
与信状況
定性判定
正常先
要注意先
破綻懸念先
実質破綻先
破綻先
債務者格付の決定
格付アウトルックの判定
業績トレンド
定性的なリスクファクター
・ポジティブ
・フラット
・ネガティブ
アクションプランの策定
再建可否
基本方針
具体的行動計画
案件格付の決定
与信方針の決定
与信方針セグメント
個社別取組方針

(3) リスクテイクとリスクに見合ったリターンの確保

信用リスク管理手法の高度化を背景にリスクテイク型貸金に積極的に取り組む一方で、信用リスクに見合った適正なリターンを確保することを与信業務の大原則とし、信用コスト・資本コスト・経費控除後収益の改善に取り組んでいます。

(4) 問題債権の発生の抑制・圧縮

問題債権および今後問題が顕在化する懸念のある債権については、ローンレビュー等により対応方針・アクションプランを明確化したうえで、劣化防止・正常化支援、回収・保全強化策の実施等、早期対応に努めています。

(5) アクティブ・ポートフォリオマネジメントへの取り組み

クレジットデリバティブや貸出債権証券化等の市場を活用した取引手法により機動的なポートフォリオコントロールに積極的に取り組んでいます。

5. 信用リスク管理体制

信用リスク管理体制としては、コーポレートスタッフ部門の融資企画部が、クレジットポリシー、行内格付制度、与信権限規程・稟議規程の企画および管理、不良債権管理を含めた与信ポートフォリオ管理等、信用リスクの管理・運営を統括しています。また、信用リスクマネジメント部は、証券化案件やノンリコース与信等、新種取引を対象とする専門的な与信管理手法の企画・立案機能、自行債権の流動化等の市場取引を通じて与信ポートフォリオの安定化を目指すアクティブ・ポートフォリオマネジメント機能を強化して、より高度なポートフォリオ管理の実現に努めています。

コーポレートサービス部門の企業調査部は、産業・業界に関する調査や個別企業の調査等を通じ、主要与信先企業の実態把握、信用悪化懸念先の早期発見、成長企業の発掘等に努めています。また、融資管理部は、主に破綻懸念先以下に区分された問題債権を所管し、処理・再生策を立案、関連サービサーであるSMBCビジネス債権回収(株)の活用や債権売却の実施などにより問題債権の効率的な削減に努めています。

業務部門においては、部門内の各審査部が中心となって営業店とともに所管与信案件の審査、所管ポートフォリオの管理等を行っています。与信権限は、格付別の金額基準をベースとした体系とし、信用リスクの程度が大きい与信先・与信案件については審査部で重点的に審査・管理を行っています。

また、各部門から独立した資産監査部が、資産内容の健全性や格付・自己査定の正確性、信用リスク管理状況等の監査を行い、取締役会・経営会議等に監査結果の報告を行っています。

なお、機動的かつ適切なリスクコントロール、ならびに与信運営上の健全なガバナンス体制確保を目的とする協議機関として「信用リスク委員会」を設置しています。

■三井住友銀行の信用リスク管理体制


取締役会
監査役
経営会議
外部監査（監査法人）
コーポレートスタッフ部門
統合リスク管理部
・統合リスク管理の総括
・リスク計量化手法の企画・立案
融資企画部
・信用リスク管理の統括
・与信基本方針の企画・立案
信用リスクマネジメント部
・アクティブ・ポートフォリオマネジメントの統括
・特定リスク資産の与信管理企画
・信用リスク事業の統括
業務監査部門
資産監査部
・自己査定、債務者格付、案件格付、償却・引当結果の監査
・信用リスク管理状況の監査
コーポレートサービス部門
企業調査部
・産業・業界動向調査
・業界主要先、大口業況注視先等の信用調査・格付修正指示
融資管理部
・問題債権の管理（処理・再生策の立案・実施、売却）
業務部門
個人部門
法人部門
企業金融部門
国際部門
投資銀行部門
審査部門
個人審査部
法人審査第一部
法人審査第二部
企業審査部
国際審査部
米州審査部
欧州審査部
ストラクチャー審査部
個人
中堅・中小企業
日系大企業
非日系企業
海外ストラクチャードファイナンス
国内ストラクチャードファイナンス

市場リスク・流動性リスク

市場リスク・流動性リスク管理の体制

市場リスクとは、「金利・為替・株式などの相場が変動することにより、金融商品の時価が変動し、損失を被るリスク」をいいます。

流動性リスクとは、「運用と調達の期間のミスマッチや予期せぬ資金の流出により、決済に必要な資金調達に支障をきたしたり、通常より著しく高い金利での調達を余儀なくされるリスク」をいいます。

当社では、リスク許容量の上限を設定し定量的な管理をすること、リスク管理プロセスに透明性を確保すること、フロント・ミドル・バックの組織的な分離を行い、実効性の高い相互牽制機能を確保すること等を基本原則とし、グループ全体の市場リスク・流動性リスク管理の一層の向上に取り組んでいます。

三井住友銀行では、当社が定める「グループ全体のリスク管理の基本方針」を踏まえ、市場リスク・流動性リスク管理の基本方針、リスク枠等の重要な事項については、経営会議で決裁のうえ、取締役会の承認を得る体制としています。また、市場取引を行う業務部門から独立した統合リスク管理部が市場リスク・流動性リスクを一元管理する体制を構築しています。同部は、リスク状況をモニターするとともに、定期的に経営会議および取締役会等に報告を行っています。更に、三井住友銀行では、月次でALM委員会を開催し、市場リスク・流動性リスクの枠遵守状況の報告、およびALM運営方針の審議等を行っています。

万が一の事務ミスや不正取引による取引情報の操作を防ぐためには、取引を行う業務部門（フロントオフィス）への牽制体制の確立が重要です。同行では、業務部門に対するチェック機能が事務部門（バックオフィス）と管理部門（ミドルオフィス）の双方から働くように配慮しています。これらのリスク管理態勢については行内の独立した業務監査部門が定例的に内部監査を実施し検証しています。

■三井住友銀行の市場リスク・流動性リスク管理体制


取締役会
経営会議
市場リスク会議
市場リスク管理
流動性リスク管理
ALM委員会
統合リスク管理部担当役員
監査役
外部監査
（監査法人）
業務監査部
方針
報告
バックオフィス
（国内および海外拠点のバックオフィス）
ミドルオフィス
（統合リスク管理部・海外拠点ミドル）
取引照合精査等
モデル/新商品 認可・極度認可・管理等
所管部
その他
市場関連業務
市場業務
（市場営業部門）
国際部門
（海外店・海外子会社の資金繰り）
グループ会社の市場業務
フロントオフィス
フロント・ミドル・バック

市場リスク

市場リスクについては、自己資本等の経営体力を勘案して定める「市場リスク資本極度」の範囲内で、市場取引に関する業務運営方針等に基づき「VaR（バリュー・アット・リスク：一定の確率の下で被る可能性がある予想最大損失額）の総量枠」や「損失額の上限値」を設定、管理しています。

三井住友銀行のVaRモデルは過去のデータに基づいた市場変動のシナリオを作成し、損益変動シミュレーションを行うことにより最大損失額を推定する手法（ヒストリカルシミュレーション法）を採用しています。

また、市場リスクを要因別に見ると、為替変動リスク、金利変動リスク、株価変動リスク、オプションリスクなどに分類できます。これらのリスクカテゴリーごとにBPV（ベーシス・ポイント・バリュー：金利が0.01％変化したときの時価損益変化）など、各商品のリスク管理に適した指標と統合的なリスク指標であるVaRを併用してきめ細かなリスク管理を行っています。

平成18年3月期(平成17年4月～平成18年3月)の三井住友銀行のVaRの状況は以下のとおりです。平成17年度の金利上昇を受けバンキング業務のVaRは増加していますが、金利変動リスク管理指標であるBPVを併用するなどしてきめ細かなリスク管理を行っています。

■三井住友銀行のVaRの状況

(単位：億円)

	17年6月末	17年9月末	17年12月末	18年3月末
トレーディング	17	23	25	31
バンキング	357	614	449	652

(単位：億円)

	最大	最小	平均
トレーディング	33	14	23
バンキング	733	330	507

(注) 保有期間1日、片側信頼区間99.0%のVaR(ヒストリカルシミュレーション法により算出)。
主要連結子会社を含み、トレーディングは個別リスクを除く。

三井住友銀行で採用している内部モデル(VaRモデル)については、定期的に監査法人の監査を受け、適正と評価されています。また、モデルから算出されたVaRと損益との関係を検証するバックテスティングを実施しています。平成17年度のトレーディングのバックテスティングの結果は下図のとおりです。グラフ上の斜めに走る線よりも点が下にある場合は、当日予測したVaRを上回る損失が発生したことを表しますが、平成17年度は発生回数が0回であり、三井住友銀行のVaRモデル(片側信頼区間99.0%)は適正にVaRを計測しているものと考えられます。

市場はときに予想を超えた変動を起こすことがあります。このため、市場リスク管理においては、数年に一度起こるかどうかの事態を想定したシミュレーション(ストレステスト)も重要です。三井住友銀行では定期的にストレステストを行い、不測の事態に備えています。

■三井住友銀行のバックテスティングの状況(トレーディング)



限界損益(億円)
40
30
20
10
0
-10
-20
-30
0
10
20
30
40
VaR(億円)

統合リスク管理部では株価変動リスクを適切に管理・運営するため、政策投資株式に対してリスクの許容量に上限を設定し、遵守状況を管理しています。

三井住友銀行では、政策投資株式の株価変動リスクを経営体力に応じた適正規模とするため簿価圧縮を進めてきた結果、現状、株式残高はTierⅠの50%程度となっております。

■上場株式ポートフォリオ業種別構成比率



(%)
(平成18年3月31日現在)
30
25
20
15
10
5
0
三井住友銀行のポートフォリオ
TOPIX構成銘柄
日経平均構成銘柄
水産・農林業
鉱業
建設業
食料品
繊維製品
パルプ・紙
化学
医薬品
石油・石炭製品
ゴム製品
ガラス・土石製品
鉄鋼
非鉄金属
金属製品
機械
電気機器
輸送用機器
精密機器
その他製品
電気・ガス業
陸運業
海運業
空運業
倉庫・運輸関連業
情報・通信業
卸売業
小売業
銀行業
証券、商品先物取引業
保険業
その他金融業
不動産業
サービス業

流動性リスク

三井住友銀行では流動性リスクについても重要なリスクの一つとして認識しており、「資金ギャップに対する極度・ガイドラインの設定」、「流動性補完体制」および「コンティンジェンシープランの策定」のリスク管理の枠組みで、短期の資金繰りにおいて市場性調達に過度に依存しないように適切な管理を行っています。

日々のリスク管理では、資金ギャップ極度・ガイドラインの管理を行うことで、流動性リスクが過度に累増することを回避しているほか、緊急時に備えて資金ギャップ極度・ガイドラインの圧縮などのアクションプランを取りまとめたコンティンジェンシープランを策定しています。また、万一の市場混乱時にも取引の遂行に支障をきたさないよう、米国債などの即時売却可能な資産の保有や緊急時借り入れ枠の設定等の調達手段を確保しており、外貨流動性の管理にも万全の体制を構築しています。

オペレーショナルリスク

オペレーショナルリスクとは、「内部プロセス・人・システムが不適切であることもしくは機能しないこと、または外生的事象が生起することから生じる損失にかかるリスク」をいいます。

当社では、グループ全体のオペレーショナルリスクの管理を行うに際しての基本的事項を定めた「オペレーショナルリスク管理規程」を制定したうえで、重要なリスクの認識・評価・コントロール・モニタリングのための効果的な

フレームワークを整備すること、リスクの顕在化に備え事故処理態勢・緊急時態勢を整備すること等を基本原則とし、グループ全体のオペレーショナルリスク管理の向上に取り組んでいます。また、当社は、バーゼル銀行監督委員会による新BIS規制(バーゼルII)において、自己資本規制の枠組みにオペレーショナルリスクが加えられること等を踏まえ、オペレーショナルリスクの計量化、およびグループ全体の管理の高度化に取り組んでいます。

三井住友銀行では、当社が定める「グループ全体のリスク管理の基本方針」を踏まえ、オペレーショナルリスク管理全般を統括する部署として総務部内にオペレーショナルリスク管理室を設置し、同室が事務リスク、システムリスク等の管理担当部署とともに、オペレーショナルリスクを管理する体制をとっています。また、行内の横断的組織である「オペレーショナルリスク委員会」を設置し、定期的にリスク削減策等の協議を行う等、実効性の高い体制としています。更に、オペレーショナルリスクを適切に管理するため、内部損失データの収集および分析、リスクコントロールアセスメント等に取り組むとともに、事務リスク、システムリスク等の各リスク管理において各々のリスクの特性に応じた管理を実施しています。

事務リスク

事務リスクとは、「役職員が正確な事務処理を怠る、あるいは事故・不正等を起こすことにより損失を被るリスク」をいいます。

当社では、「すべての業務に事務リスクが所在する」との認識に基づき、事務リスク管理体制を整備すること、自店検査制度を整備すること、コンティンジェンシープランを策定し、事務リスク発現による損失を最小限にすること、定量的な管理を行うこと等を基本原則とし、グループ全体の事務リスク管理の高度化を推進しています。

三井住友銀行では、当社が定める「グループ全体のリスク管理の基本方針」を踏まえ、「事務管理規程」において、事務にかかる基本的指針を、「事務運営および事務処理にかかるリスクとコストを把握し、これらを適切に管理すること」「事務品質を向上させ、お客さまに対して質の高いサービスを提供すること」と定め、行内体制を整備しています。また、事務管理にかかわる基本方針の策定、重要な見直しに際しては、経営会議および取締役会の承認を得ることとしています。

更に、本規程に則り、事務リスク管理の基本的指針を「事務リスク管理規則」に定めています。本規則では、行内に「事務統括部署」「事務規程所管部署」「事務運営所管部署」「事務執行部署(主に営業部店・支店サービス部)」「内部監査所管部署」「お客さまサービス部署」の6つの部署を設置し、事務リスクを適切に管理する体制をとっています。また、事務統括部署である事務統括部内に専担のグループを設置し、グループ会社も含めた管理強化に取り組んでいます。

システムリスク

システムリスクとは、「コンピュータシステムの停止や誤作動、不正利用等により金融機関が損失を被るリスク」をいいます。

当社では、情報技術革新を踏まえ経営戦略の一環としてシステムをとらえること、セキュリティーポリシーをはじめとした各種規程や具体的な管理基準を定めシステムリスクの極小化を図ること、またコンティンジェンシープランを策定し、発現したシステムリスクに対しても損失を最小限に抑えることを基本原則とし、システムリスク管理体制を整備し、適切なリスク管理を実施しています。

三井住友銀行では具体的な管理運営方法として、金融庁「金融検査マニュアル」・(財)金融情報システムセンター(FISC)「安全対策基準」等を参考にリスク評価を実施し、リスク評価結果をもとに安全対策を強化しています。

銀行のコンピュータシステム障害によって引き起こされる社会的影響は大きく、また、最近のIT革新、ネットワークの拡充やパソコンの利用拡大等によりシステムを取り巻くリスクが多様化していること等を踏まえ、コンピュータシステムにおいては、安定的な稼働を維持するためのメンテナンス、各種システム・インフラの二重化、東西コンピュータセンターによる災害対策システムの設置等の障害発生防止策を講じております。また、お客さまのプライバシー保護や情報漏洩防止のために、重要な情報の暗号化や外部からの不正アクセスを排除する対策を実施するなど万全を期しています。更に、不測の事態に備えたコンティンジェンシープランを作成し、必要に応じ訓練を実施するなど、万が一の緊急時に備えているほか、今後も、さまざまな技術の特性や利用形態に応じた安全対策を講じていきます。

決済に関するリスク

決済に関するリスクとは、「決済が予定通りできなくなることにより損失を被るリスク」をいいます。

本リスクは、信用リスク、流動性リスク、事務リスク、システムリスク等の複数のリスクで構成されることから横断的に管理する必要があります。

三井住友銀行では事務統括部が取りまとめの部署となり、信用リスク所管部である融資企画部、流動性リスク所管部である統合リスク管理部と共同でリスク管理態勢の整備を行っています。

企業としての社会的責任

当社は「21世紀の新たな複合金融グループ」として、社会からの期待に応え、社会における責任を果たすことによって「最高の信頼」を獲得することを目指しています。

「最高の信頼」を獲得するためには、「お客さま」「株主・投資家の皆さま」「環境・社会」「従業員」の4者に価値を提供し、その結果として社会全体の持続的な発展に貢献していくことが不可欠であり、それが当社グループの「社会における責任」、すなわち「CSR（Corporate Social Responsibility）」であると考えています。

当社グループが社会的責任を果たすための体制につきましては、「お客さまへのアプローチ」「リスク管理への取り組み」のページおよび次ページ以降に詳述していますが、ポイントは以下のとおりです。

第一に、お客さまにより高い価値ある商品・サービスを提供し、お客さまと共に発展していきます。

第二に、コーポレートガバナンス体制、内部監査体制、コンプライアンス体制、リスク管理体制、情報開示体制等を整備して盤石な経営体制を構築し、健全な経営を堅持していきます。

第三に、社会貢献活動・環境活動に継続的かつ積極的に取り組み、社会への貢献、地球環境の保全等に努めていきます。

第四に、人を尊重し、従業員がその能力を遺憾なく発揮できる自由闊達な企業風土を醸成していきます。

当社は、CSRへの取り組みを強化するため、「グループCSR委員会」を設置するほか、企画部内に「グループCSR室」を設置しています。また、当社グループでは、以下の「ビジネス・エシックス」を、CSRの共通理念として定め、グループ全体でCSRに積極的に取り組んでいます。

こうしたなか、三井住友銀行が、法人のお客さまに対する金利スワップ販売方法等に関し、平成17年12月に公正取引委員会の審決を、平成18年4月には金融庁より行政処分を受けたことは、当社グループとして、大変遺憾な事態であります。

当社は、今回の事態を重く受け止め、持株会社としてグループ各社の業務の適切性を、実効的に管理・検証する態勢を強化していきます。

具体的には、①持株会社の立場・視点からグループ各社の業務運営を管理・検証するための組織として「グループ業務管理室」を新設すると共に、②監査部によるグループ各社の監査機能を強化いたします。

■当社（当行）におけるCSRの考え方


社会全体の持続的な発展への貢献
お客さま
株主・市場
社会・環境
従業員
SMFGグループのCSRへの取り組み
より高い価値ある
商品・サービス
健全な経営
社会貢献活動・
環境活動
人を尊重する
企業風土
盤石な経営体制
（コーポレートガバナンス、内部監査、コンプライアンス、リスク管理、情報開示等）

【ビジネス・エシックス】

Ⅰ. お客さま本位の徹底
私たちは、お客さまに支持される企業集団を目指します。
そのために、常にお客さまのニーズに合致するサービスが何かを考え、最良のサービスを提供することにより、お客さまの満足と信頼を獲得します。

Ⅱ. 健全経営の堅持
私たちは、自己責任原則に基づき、公正、透明かつ健全な経営を堅持する企業集団を目指します。
そのために、株主、お客さま、社会等のステークホルダーとの健全な関係を維持しつつ、効率性と長期的視点に立った業務運営、適時かつ正確な情報開示を通じ、持続的な成長と健全な財務体質を堅持します。

Ⅲ. 社会発展への貢献
私たちは、社会の健全な発展に貢献する企業集団を目指します。
そのために、企業の公共的使命と社会的責任を自覚し、広く内外経済・産業の安定的な発展に貢献する業務運営に努めると共に、「良き企業市民」として社会貢献に努めます。

Ⅳ. 自由闊達な企業風土
私たちは、役職員が誇りを持ちいきいきと働ける企業集団を目指します。
そのために、人間性を尊重すると共に、高い専門性を持つ人材を育成し、もって、自由闊達な企業風土を醸成します。

Ⅴ. コンプライアンス
私たちは、常にコンプライアンスを意識する企業集団を目指します。
そのために、私たちは、業務の遂行において常に、私たちのビジネス・エシックスを意識すると共に、監査や検査の指摘に対する速やかな行動を確保し、もって、法令諸規則や社会の良識に則した企業集団を確立します。

コーポレートガバナンス

当社の体制

当社およびグループ各社では､コーポレートガバナンスの強化･充実を経営の最重要課題の一つと位置付けています。

当社では監査役制度を採用し、監査役は5名を選任していますが、このうち3名は社外からの選任です。監査役は、取締役会をはじめとした当社の重要な会議に出席し取締役等から営業の報告を聴取するとともに、重要な決裁書類の閲覧、内部監査部署や子会社、会計監査人からの報告聴取等を通じて、当社・子会社の業務執行状況を監視しています。

また取締役会については、取締役会の議長に取締役会長が就任し、業務全般を統括する取締役社長との役割分担を行っていることに加え、取締役会内部委員会の設置、社外取締役の選任により、その実効性を強化しています。

取締役会内部委員会には「監査委員会」「リスク管理委員会」「報酬委員会」「人事委員会」の4つの委員会を設置していますが、すべての委員会において社外取締役が委員に就任し、業務執行から離れた客観的な審議が行われる体制を構築しています。特に監査委員会と報酬委員会では、社外取締役が委員長を務めることで、ガバナンス機能の一層の強化を図っています。

なお、社外取締役には、業務執行の適法性・妥当性確保の観点から専門家（公認会計士・弁護士・経営コンサルタント経験者）を選任しています。

各委員会は取締役会の委嘱を受け、以下の事項につき審議のうえ、取締役会に報告することとなっています。

○監査委員会
グループ全体の内部監査に関する重要な事項を審議します。

○リスク管理委員会
グループ全体のリスク管理およびコンプライアンスに関する重要な事項を審議します。

○報酬委員会
当社および三井住友銀行の取締役および執行役員に関する次の事項等を審議します。
1. 報酬および賞与に関する事項
2. その他報酬に関する重要事項

○人事委員会
当社および三井住友銀行の取締役に関する次の事項等を審議します。
1. 取締役候補者の選定に関する事項
2. 役付取締役の選任および代表取締役の選任に関する事項
3. その他取締役の人事に関する重要事項

一方、グループ全体の業務執行および経営管理に関する最高意思決定機関としては、取締役会の下に「グループ経営会議」を設置しています。同会議は取締役社長が主宰し、取締役社長の指名する役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、グループ経営会議を構成する役員間で行った協議を踏まえて採否を決定したうえで執行しています。

また､グループ各社の業務計画に関する事項については、「グループ戦略会議」を設置し、当社およびグループ各社の経営レベルで意見交換・協議・報告を行っています。

更に、三井住友銀行については、当社の取締役9名（うち社外3名）のうち、8名（うち社外3名）が、同行の取締役を兼務することを通じて、業務執行状況の監督を行っています。また三井住友カード、三井住友銀リース、日本総合研究所の3社については、当社の各社所管部担当役員等が非常勤取締役に就任、社外取締役として業務執行状況の監督を行っています。

三井住友銀行の体制

三井住友銀行では、監査役制度を採用し、監査役は6名を選任していますが､このうち3名は社外からの選任です。当行は、「業務執行機能」と「監督機能」を分離して経営の透明性と健全性を高める観点から執行役員制度を採用、執行役員が業務を執行し、取締役会は主としてその監督にあたる体制としています。

取締役会長は、取締役会の議長に就任し、業務全般を統括する頭取との役割分担を行うとともに、執行役員は兼務せず、主として業務執行の監督にあたっています。また、三井住友銀行でも、14名の取締役のうち社外取締役を3名選任し、監督機能の一層の強化を図っています。

業務執行を担当する執行役員は取締役会が選任しており、平成18年6月末現在、頭取をはじめ69名が執行役員として委任を受けています（うち10名は取締役を兼務）。

業務執行に関する最高意思決定機関としては、取締役会の下に「経営会議」を設置しています。経営会議は頭取が主宰し、頭取が指名する執行役員によって構成されます。業務執行上の重要事項等については、取締役会で決定した基本方針に基づき、経営会議を構成する役員間で行った協議を踏まえ採否を決定したうえで執行しています。

また、頭取は、経営会議を構成する役員の中から、本社部門に属する本店各部を担当する「担当役員」と、各業務部門を統括する「統括責任役員」とを指名し、経営会議で決定された範囲内の事項について、各々の職務分掌に基づいて業務執行を委ねる体制としています。



内部監査体制

グループの内部監査の運営体制

当社では、取締役会に平成17年6月から前述の「監査委員会」を設けていますが、経営における内部監査の位置付けを高め、監査をより実効的なものとする観点から、グループ経営会議の一部を構成する会議として「内部監査会議」を設置しています。「内部監査会議」は四半期ごとに開催し、内部監査部署より内部監査に関する重要事項を付議・報告する体制としています。このような体制のもと、業務ラインから独立した内部監査部署として、監査部を設置しています。

監査部は、グループの最適な経営に資するため、グループの業務運営の適切性や資産の健全性の確保を図ることを目的に、当社各部に対する内部監査を実施し、コンプライアンスやリスク管理を含む内部管理態勢の適切性・有効性を検証しています。また、監査部は、グループ各社の内部監査機能を統括し、各社の内部監査実施状況のモニタリングや、必要に応じて監査を実施することで、各社の内部管理態勢の適切性・有効性を検証しています。これらの結果に基づき、監査対象拠点や関連部署ならびにグループ各社に対して、提言・指導を行っています。

三井住友銀行においても、業務ラインから独立した内部監査部署として、業務監査部門に業務監査部と資産監査部を設置しています。また、当社と同様、平成17年6月より経営会議の一部を構成する会議として「内部監査会議」を設置し、業務監査部門から内部監査に関する重要事項を付議・報告する体制としています。

業務監査部は、本店各部、国内外の営業拠点、銀行傘下のグループ会社を対象とした、コンプライアンス、市場リスク・流動性リスク、事務リスク、システムリスクの監査を所管しています。本店各部に対する監査としては、個別の業務やリスク管理上の重要テーマ等にフォーカスし、銀行全体の内部管理態勢を組織横断的に検証する「項目監査」に注力しています。また、営業拠点に対しては、単なる事務不備の点検に止まらず、各拠点のコンプライアンス態勢や事務リスク管理態勢等の問題点を指摘し、改善を提言する監査を行っています。

資産監査部では、格付・自己査定の正確性の検証を含む信用リスク管理態勢の監査を行っています。

その他のグループ各社においても、各々の業態の特性に応じて、内部監査部門を設置しています。

内部監査の高度化・効率化に向けた取り組み

監査部では、内部監査に関する国際的な団体である内部監査人協会（IIA）*の基準に則った監査手法を導入し、リスクベース監査を行うとともに、これをグループ各社にも展開しています。

また、グループの内部監査機能の統括部署として、内部監査に関する内外の先進情報の収集とグループ各社への還元、外部の専門家を招聘したグループ各社に対する全体研修の実施、内部監査に関する国際的資格の取得推進など、グループの内部監査要員の専門性向上に努めています。

更に、監査の有効性を向上させるべく、IIAの基準を踏まえた内部監査の品質評価についても積極的に取り組んでおり、グループ各社への導入も順次進めています。

（*）内部監査人協会（The Institute of Internal Auditors, Inc.（IIA））
内部監査人協会（IIA）とは、内部監査人の専門性向上と職業的地位確立を目指し、1941年に米国で設立された団体です。内部監査に関する理論・実務の研究を行っているほか、内部監査の国際的資格である、「公認内部監査人（CIA）」の試験開催および認定を行っています。


<SMFG>
株主総会
監査役・監査役会
取締役会
人事委員会
報酬委員会
リスク管理委員会
監査委員会
監査役室
グループ戦略会議
グループ経営会議
内部監査会議
[監査対象]
各部
内部監査
監査部
<SMBC>
株主総会
監査役・監査役会
取締役会
監査役室
経営会議
内部監査会議
[監査対象]
本社部門／業務部門
内部監査
業務監査部門
業務監査部
資産監査部
モニタリング
監査



三井住友フィナンシャルグループのコンプライアンス体制

コンプライアンスに関する基本方針

三井住友フィナンシャルグループは、グループのCSRに関する共通理念である「ビジネス·エシックス」(P. 57)の一項目としてコンプライアンスについて定め、その強化を経営の最重要課題の一つとして位置付けています。

こうしたなか、前記のとおり、三井住友銀行において、法人のお客さま向けの金利スワップの販売方法等に関し、公正取引委員会の審決ならびに金融庁の行政処分を受けました。このような事態に至ったことは、三井住友フィナンシャルグループとして極めて遺憾であり、お客さま、株主、投資家の皆さまをはじめ、関係者の皆さまにご迷惑をおかけしたことを、改めて深くお詫び申し上げます。

三井住友フィナンシャルグループは、今回の事態を厳粛に受け止め、複合金融グループとしての公共的使命と社会的責任を果たすべく、より一層コンプライアンスの徹底に努め、もって、真に優良なグローバル企業集団の確立を目指します。

コンプライアンス面からのグループ管理

三井住友フィナンシャルグループは、金融持株会社として、グループ全体の業務の健全かつ適切な運営を確保する観点から、グループ会社のコンプライアンス等に関して、適切な指示・指導、モニタリングが行える体制の整備に努めています。

平成18年度については、①金融コングロマリット化への適切な対応に向けたコンプライアンス体制の整備、②独禁法遵守の徹底、③法制度改正への対応等、新たなコンプライアンス上の課題に対する取り組み、という3点を重点施策と位置付け、グループ各社の業務につき、コンプライアンス面からの管理を強化します。

法務リスクの管理

法令諸規則違反や契約違反、法的な検討が不十分なことによる損失の発生といった法務リスクについては、規制緩和等を背景に、従来以上に、適切な管理が求められるようになってきています。

そこで、三井住友フィナンシャルグループでは、法務リスク管理手続を制定し、業務に関わる法令諸規則に関する情報の収集や、新種商品・業務の検討、契約等における手続を定め、もって、法務リスク管理の高度化を図っています。



持株会社(SMFG)
監査役
監査
報告
取締役会
グループ経営会議
外部有識者
指示
報告
諮問
グループ業務
管理室
監査結果報告
コンプライアンス
委員会
指示
報告
指示
グループ会社の業務の適切性を検証
モニタリング
監査部
総務部
監査の実施
体制整備
法務サポート
報告
体制整備・指導
各 部
部長:コンプライアンスの責任者
コンプライアンス・オフィサー:部長の補佐
管理
報告
グループ会社
三井住友銀行·三井住友カード·三井住友銀リース·日本総合研究所

三井住友銀行のコンプライアンス体制

コンプライアンス体制強化への取り組み

コンプライアンスの確保、すなわち、法令等の社会的規範を遵守することは、企業として当然のことですが、特に、銀行においては、金融機関としての公共的使命と社会的責任に照らし、コンプライアンスの確保がより重要視されます。

三井住友銀行では、三井住友フィナンシャルグループの基本方針を踏まえ、全役職員に、「信用を重んじ、法律、規則を遵守し、高い倫理観を持ち、公正かつ誠実に行動すること」を求めるなど、コンプライアンスの徹底を経営の最重要課題の一つとして位置付けていますが、前ページ記載の審決·行政処分を受けたことを踏まえ、一層の強化·全役職員への浸透に注力します。

コンプライアンス体制と運営

三井住友銀行では、従来、「各部店が自己責任において自律的に法令を遵守し、事後に独立した業務監査部門が厳正な監査を行う二元構造」を、コンプライアンス体制の基本的な枠組みとしていましたが、平成18年度より、大幅な見直しを実施しました。

具体的には、各部店の自律的コンプライアンスを有効に機能させる観点から、総務部と法務部の2つの部からなる、「コンプライアンス部門」を新設し、従来よりコンプライアンスの担当部であった総務部の機能を更に強化し、業務面への積極的な関与を図り、業務に見合ったコンプライアンスの確保に努めます。

また、あわせて、お客さまの声や視点を業務や経営の改善に積極的に活かすことを狙いとして、「品質管理部」を新設しました。

以上の改定を踏まえた、三井住友銀行のコンプライアンス体制の枠組みは、下図に示す通りとなります。

また、このような枠組みを有効に機能させるべく、三井住友銀行では、次のような運営を行っています。

コンプライアンス・マニュアルの制定

役職員が行動を選択する上で、その目標・指針となるよう、60の行動原則からなるコンプライアンス・マニュアルを取締役会の決議をもって制定し、役職員に周知徹底しています。

コンプライアンス・プログラムの策定

三井住友銀行および連結対象各社におけるコンプライアンスを有効に機能させることを目的として、年度ごとに、規程の整備や研修等、コンプライアンスに関する具体的な年間計画を取締役会で策定し、体制整備を進めています。特に平成18年度は、独占禁止法の徹底を図るべく、独占禁止法遵守プログラムを導入し、研修、モニタリング、監査の強化を進めています。

コンプライアンス・オフィサーの設置

従来各部店に設置してきたコンプライアンス・オフィサーに加え、法人部門においては、平成18年度より、各地域営業本部に、業務ラインとは独立した「コンプライアンス統括オフィサー」を配置し、法人営業部の指導・監督を実施しています。

コンプライアンス委員会・業務管理委員会の設置

行内の各種業務に関して、コンプライアンスの観点から広く検討·審議できるよう、行内の横断的な組織としてコンプライアンス委員会を設置しています。委員会は、コンプライアンス担当役員を委員長、関連部長を委員としていますが、その検討・審議が、公平・中立な観点から真摯に行われるよう、外部有識者を諮問委員として迎えています。

更に、平成18年7月には、コンプライアンスやCSに係るモニタリング機能の強化とその客観性を確保する観点から、社外取締役、外部有識者を主要メンバーとする業務管理委員会を設置しています。

■コンプライアンス体制の基本図



経営
監査結果報告
指示
報告
指示
報告
業務監査部
（監査機能）
独立部門による
厳正なチェック
監査の実施
総務部
（統括機能）
体制整備、
各部店の指導・監督
情報共有
品質管理部
お客さまの声を
業務・経営の改善に
活用
体制整備、
指導・監督
報告
監査の実施
各部店
（自律機能）
総務部の監督の下、
事前チェックを徹底
お客さまのご意見・ご要望を報告
お客さまのご意見・ご要望を踏
まえた商品・業務の改善を提言


環境活動

三井住友フィナンシャルグループと環境問題

地球環境の保全は、現代の最優先課題の一つです。金融機関の公共性や社会に対する責任を踏まえれば、金融機関が環境問題に真剣に取り組むことは、当然の責務といえます。

当社およびグループ会社は、環境問題を重要な経営課題と認識し、活動の基本方針として「グループ環境方針」を定めています。また、グループCSR委員会を設置し、グループ各社で連携した活動を推進しています。

「グループ環境方針」

<基本理念>

当社グループは、「持続可能な社会」の実現を重要課題の一つであると認識し、地球環境保全と企業調和のため、継続的な取り組みを行い、社会・経済に貢献します。

<グループ環境方針>

◆ 地球環境の維持向上に貢献できる商品・情報・ソリューションの提供を通じてお客さまの環境問題への対応をご支援します。
◆ 環境に関するリスクを認識し、当社および社会全体の環境リスク低減を図ります。
◆ 省資源、省エネルギー、廃棄物の削減などの取り組みを通じ、社会的責任の履行を果たします。
◆ 環境関連法令・規則等を遵守します。
◆ 環境に関する情報を開示し、社内外との対話を通じて環境保全活動の継続的な改善を図ります。
◆ 本方針の社員への徹底と社内教育に努めます。
◆「環境経営」を積極的、かつ効果的に実践するために、各事業年度に目的・目標を設定し、それらの見直しを行い、取り組みの継続的な改善に努めます。
◆ 本方針は、当社ホームページ等で公表し、外部からの要請があれば配付を行います。

平成17年6月29日　株式会社　三井住友フィナンシャルグループ　取締役社長　北山　禎介

三井住友フィナンシャルグループでの環境配慮行動

当社グループでは、「グループ環境方針」に基づき、①環境負荷軽減（社会的責任の履行）、②環境リスク対応、③環境ビジネス、の3つを環境配慮行動の柱としています。グループCSR委員会では、この柱を中心に環境目標を設定し、計画の策定、実行、点検、見直しのPDCAサイクルに従い、計画的に環境活動に取り組んでいます。なお、三井住友銀行および日本総合研究所は、環境マネジメントシステムの国際規格である、ISO14001の認証を取得しています。

「グループCSR委員会」


<CSR委員長>
SMFG役員
<統括セクション>
SMFG企画部
<グループCSR委員会>
●メンバー
■三井住友フィナンシャルグループ
■三井住友銀行
■三井住友カード
■三井住友銀リース
■日本総合研究所
●戦略アドバイザー
■日本総合研究所

「環境配慮行動とPDCAサイクル」


グループ環境方針
環境配慮行動の実施
環境負荷軽減
環境リスク対応
環境ビジネス
PLAN（計画）
DO（実施）
CHECK（点検）
ACT（見直し）

●グループ会社での主な取り組み

項目		三井住友銀行	三井住友カード	三井住友銀リース	日本総合研究所
環境負荷軽減	エネルギー、紙資源使用量削減	○	○	○	○
	グリーン購入推進	○	○	○	○
	環境教育	○	○	○	○
環境リスク対応	リユースを目的とした売却推進	—	—	○	—
	環境に関する政策・施策提言の実施	—	—	—	○
	与信上の環境リスク対応	○	—	○	—
環境ビジネス	環境配慮事業等への資金供給	○	—	—	—
	土壌汚染、ISO認証取得支援ビジネス推進	○	—	—	○
	省エネ型ビジネスの推進（ESCO、ESP事業等）	—	—	○	○
	書籍の出版等の情報提供	—	—	—	○

●ISO14001認証
（三井住友銀行、日本総合研究所の証書添付）


ISO14001
JQA


ISO14001
JQA


ISO14001


ISO14001

環境負荷軽減

環境負荷軽減活動とは、オフィスでの省エネルギーや紙の使用量削減といった、直接的な環境への負荷を軽減する活動を意味します。

●ペーパーレスの志向

三井住友銀行や日本総合研究所では、ITの活用と業務プロセスの見直しによるペーパーレスを志向し、社内資料などの業務に関する情報の電子化（データベース化）等を推進しています。三井住友銀行では、電子帳票システムを導入し、センターで作成している営業店向け帳票の電子化を進めています。平成18年3月時点で、80.5％の紙の出力を停止しております。その他、相談窓口専用パソコン「MCステーション」の設置や、紙の通帳を発行せずにインターネット画面で取引内容を確認できる「Web通帳」、法人向けインターネットバンキングである「パソコンバンクWeb21」を推進することで、帳票などの削減を図っています。

●エネルギー使用量の削減

当社グループは電力などのエネルギー使用量削減についても毎年度目標を設定し、積極的に取り組んでいます。三井住友フィナンシャルグループ、三井住友銀行、三井住友銀リース、日本総合研究所は、政府が進める国民運動「チームマイナス6％」に参加しています。

更に、三井住友銀行では、日本自然エネルギー（株）のグリーン電力証書制度を活用し、当行の省エネルギー、環境対策に役立てています。平成17年4月から平成18年3月までの発電量は、932,000kWhとなっています。


グリーン電力証書
株式会社 三井住友銀行 殿
Green Power
WIND

●環境教育

環境負荷軽減を進めるうえで、従業員の環境活動に対する意識を高めることが重要です。グループ各社では環境マネジメントシステムに関する教育を年間教育プログラムの一つとして取り入れており、定期的な研修や、eラーニングシステムを利用した環境教育などを実施しています。



環境リスク対応

企業活動における環境負荷が大きく顕在化した場合、当該企業の経営に深刻な影響を及ぼすことがあります。金融機関にとって与信先の環境リスクは、自らの与信リスクに直結するリスクであり、銀行等が与信判断を行うに際しては、環境リスクの視点を織り込んでいくことが必要です。

このため、三井住友銀行では、与信業務の基本規程である「クレジットポリシー」の中で、与信環境リスクを明記しており、担保不動産の土壌汚染リスクに対応するため、不動産担保のうち一定の条件を満たすものについては、土壌汚染リスクの評価を義務付けています。

（環境リスクの類型）


企業リスク
（経営リスク）
潜在的な環境負荷
（土壌汚染等）
顕在化した環境負荷
（廃棄物処理等）
法的・社会的
要請
売上・資産価値減少
費用／負債の増大
当社リスク
与信判断等に影響
与信管理上の対応

環境ビジネスの推進

環境ビジネスは、金融グループが本業を通じて社会的な責任を最も効果的に果たせる分野であり、当社グループでは特に力を注いでいます。三井住友銀行では、平成17年度より、銀行全体で環境ビジネスを整合的に推進するために「Eco-biz推進協議会」を定期的に開催し、環境ビジネスを推進しています。

具体的な取り組みとしては、国内企業に対する排出権取得に関わる情報提供業務（図1）を平成17年8月より開始したほか、企業の環境への配慮を評価する「環境格付」に関するノウハウを吸収するべく、平成17年11月には日本政策投資銀行と提携しました。

また平成18年2月には、「環境配慮企業支援ローン」（図2）を創設、ISO14001やエコアクション21などの環境認証を取得した企業や、取得を目指す企業に対して、優遇金利での融資を行っています。平成18年3月には、SRI型バランスファンドである「ダブルウイング」（図3）の取り扱いを開始しました。

さらに、平成18年3月には、環境省の後援のもと、「環境ビジネス交流会～Withチームマイナス6%」を開催しました（図4）。当行のビジネス交流会としては、過去最大規模で、550社1,200名の参加となり、600件を超える商談が実施されました。

また、平成17年12月には「エクエーター原則」を採択、平成18年1月には国際部門に国際環境室を設置し、プロジェクトファイナンスにおける環境評価体制を整備しました。なお、エクエーター原則とは、プロジェクトファイナンス実行にあたり、対象事業による環境や地域社会への配慮を確認する基準（自主ガイドライン）のことで、同原則は世界の41金融機関が採択しています。

（図1）

排出権取得に関わる情報提供（平成17年8月）

■ブラジルでの排出権情報を発掘、排出権購入を希望する日本企業に紹介する業務を開始。
■案件発掘にかかる業務受託契約や守秘義務契約を締結。

日本企業
③排出権購入
ブラジルの省エネ事業
融資・リスクヘッジ提案
②案件紹介
①案件発掘（地場銀行、コンサルタントと提携）
三井住友銀行
ブラジル三井住友銀行
事業の実現可能性調査
日本総合研究所

（図2）

環境配慮企業支援ローン創設（平成18年2月）

■中小企業を対象とした環境配慮型融資。
■環境認証の取得を目指すお客さまも対象とし、より多くの中小企業のお客さまに環境への配慮を呼びかけていくことを目的とした商品。

(図3)

環境・CSRの視点を入れた投資信託（愛称:ダブルウイング）

個人業務部Next W・ingプロジェクト室と大和証券投資信託委託（株）の女性スタッフと共同で企画した投資信託。

○6資産（国内外の株式、債券、REIT（不動産投資信託））に分散投資することにより、資産の長期的な成長を図ることを目指す商品。
○株式投資部分に環境・CSRの観点を取り入れている点に特徴がある。
○初心者も含め幅広いお客さまを対象としており、ビジュアルも分かりやすい運用レポートを定期送付。

(図4)

環境ビジネス交流会の開催（平成18年3月）

■当行取引先の環境ビジネスにおける販路拡大、仕入先拡大、提携ニーズに対応。
■同ビジネスへの参入検討、企業価値向上や経営戦略策定への組込をビジネスマッチングを通じ後押し。
■当日は、小池大臣ご来場、東京大学小宮山総長のご講演あり。
550社1,200名が参加。85のブース出展と610件の商談が実現。



○市場有望性：環境省予測30兆円市場（平成12年）→ 58兆円（平成32年）
○顧客ニーズ：環境ビジネスでの販路拡大ニーズ等
○社会的背景：京都議定書
（平成17年2月発効。平成24年までに温暖化ガスを▲6%）
家電リサイクル法、循環型社会形成推進基本法

グループ全体で環境に関する情報提供を推進

●環境情報誌「SAFE」の発行

SMFGでは、環境情報の提供を目的に、平成8年から環境情報誌「SAFE」を隔月で発行しています。発行部数は約4,000部で、環境先進企業へのトップインタビューや法規制動向など、時事の話題を掲載。グループ会社のお取引先等へ送付しています。


SAFE
vol.60

●UNEP（国連環境計画）「環境と持続可能な発展に関する金融機関声明」への署名

当社は、UNEPの環境声明に署名しています。UNEPとは国連の環境専門機関で、業界別の支援組織を設置し環境保全活動を推進しています。当社は金融業界が参加するUNEP FIに参加しています。

●カーボンディスクロージャープロジェクト（CDP）への署名

SMFGは、平成17年2月にCDPに署名しました。CDPは、気候変動問題に関心を持つ機関投資家や金融機関が連携して、環境問題に対する姿勢や取り組みに関する情報開示をグローバル企業に要求し、その結果を報告書として取りまとめるプロジェクトです。

環境関連の社会貢献活動 ～SMBC環境プログラムC・C・C富良野自然塾～

三井住友銀行は、脚本家の倉本聰さんが北海道の富良野で進める環境事業を支援しています。この活動は、閉鎖されたゴルフ場の跡地6ホール分を使用し、ボランティアの協力を得ながら苗を育て、元の森に回復させる自然返還活動と、落ち葉で敷き詰められた道を裸足で歩いたり、自然の音を聞き分けたりしながら五感で地球を感じる環境教育を行うものです。


C・C・C
富良野自然塾





平成18年6月社員体験企画の模様

社会貢献の3つの柱

当社およびグループ各社は、社会の健全な発展に貢献する企業集団を目指し、「良き企業市民」として社会貢献に努めています。

特に「福祉活動」「国際協力」に重点を置き、これらの分野で専門的な活動を行っている民間非営利組織（NPO）との連携を図りながら、広く内外社会の発展に貢献する活動に取り組んでいます。また、社員一人ひとりが社会に関心を持ち、自らの見識を深めながら、積極的に課題解決に取り組んでいくことが大切であるとの考えから、「社員のボランティア活動」を積極的に支援しています。

これからも、当社およびグループ各社では、すべての社員とともに豊かな社会の実現を目指して社会貢献活動に取り組んでいきます。

福祉活動

豊かな社会の実現に貢献するための福祉活動を行っています。

●書き損じはがきの寄贈

当社では、グループ各社の社員から「書き損じはがき」を募集し、未使用切手に交換のうえ、ボランティア団体に寄贈しています。

●災害義援金受付口座の開設

三井住友銀行では、国内外での大規模災害発生時に、振込手数料無料の義援金口座を開設し、お客さまからの募金受付けを行っています。また行内、日本総合研究所でも社員に対し募金の呼びかけを行っています。

●三井住友銀行ボランティア基金

有志社員の給与から毎月一律100円を天引きして、災害や経済的困難等にかかわる援助を行うボランティア団体等への寄付を行っており、約9,600人が加入しています（平成18年6月現在）。平成17年度の取り組みは以下のとおりです。



＊カンボジアで、経済的な理由で治療を受けられない子供を対象に、無償で診療や投薬を行う病院で使用する医療機器の購入費用の一部を寄付しました。



＊バングラデシュの農村を、識字教育や衛生改善、収入向上活動等により支援するプロジェクトに寄付しました。



＊子供向けの本が非常に不足しているカンボジアで、現地の民話絵本「クメールのクロマー」の出版と先生の読み聞かせ研修会にかかる費用を寄付しました。



＊フィリピンのパラワン島の少数民族に、安全な水を供給することを目的とした水資源開発プロジェクトの費用を寄付しました。



＊経済的な理由などで就学できない中国農村部の女子児童に奨学金を寄付しました。



＊アフガニスタン北部で、紛争や地雷により被害を受け障害を負った人たちへの治療費用を寄付しました。


THANK YOU S. C. VOLUNTEER FUND
HUAYBONE SCHOOL

＊経済的な理由などで就学できないラオスとカンボジアの小学生に奨学金を寄付しました。



＊マラリアや結核などの感染症が蔓延するハイチ共和国のスラム地域にある保健センターに、運営費を寄付しました。



＊子供向けの本が非常に不足しているラオスで、学校図書室の開設と子供の情操教育を行う子供文化センターの運営費用を寄付しました。



＊アフリカのエリトリアで、トラクター組合の運営を通じた帰還難民女性世帯の自立支援事業の費用を寄付しました。



＊ミャンマーで、女性への保健・衛生・識字教育や、裁縫技術訓練などを通じた自立支援事業の費用を寄付しました。

＊緊急災害支援として、以下の寄付を行いました。

・平成17年8月に発生した米国ハリケーン「カトリーナ」の被災者義援金。
・平成17年 9 月に発生した台風14号の被災者義援金。
・平成17年10月に発生したパキスタン地震の被災者義援金。
・平成18年 5 月に発生したジャワ島地震の被災者義援金。

●未使用テレホンカードの寄贈

三井住友銀行では、毎年、社内で「未使用テレホンカード」を募集し、ボランティア団体に寄贈しています。

●使用済み切手、使用済みプリペイドカードの寄贈

三井住友カードでは、毎年、社員から「使用済み切手」「使用済みプリペイドカード」を募集し、ボランティア団体に寄贈しています。

●チャリティーコンサート「名曲のおもちゃ箱」の開催



三井住友銀行では、平成18年5月、戦争や災害で傷ついた世界の子供たちを支援するためのチャリティーコンサートを開催しました。行内の音楽クラブである合唱団、室内合奏団、吹奏楽団が、クラシックからアニメソングと、大人から子供まで楽しめる多彩な音楽を演奏し、会場では募金受付のほかチャリティーグッズの販売、世界の子供たちから寄せられた絵画の展示などを行いました。

●商品パンフレットの音声化



三井住友銀行では、平成18年4月、目の不自由な方や高齢の方が音声で商品情報を聞くことができるパンフレットの音声化を、銀行業界で初めて導入しました。パンフレット「三井住友銀行サービスマップ」に印刷されている音声読み上げ用のSPコードを専用の読み取り装置「スピーチオ」で読み取ると、商品情報が音声で流れる仕組みとなっています。

●子供向け経済教育プログラムへの参加


SMBC
三井住友銀行

三井住友銀行は、平成17年6月より中学生向けの経済教育プログラム「ファイナンスパーク」に協賛しています。ファイナンスパークは、金融・通信・レストラン・スー

パーなどさまざまな業種の協賛企業が、東京都品川区にある中学校の空き教室を利用して実際の店舗を模したブースを出店している架空の町で、経済教育団体ジュニアアチーブメント日本本部と品川区が共同で運営しています。生徒たちは、あらかじめファイナンスに関する基礎的な知識を学んだうえで、パーク内の各ブースでさまざまな経済活動を体験学習し、経済的な思考を養います。

●障害者製作製品の社内販売会



三井住友銀行では、障害のある方が製作したお菓子や雑貨類の社内販売会を本部ビルにて行っています。

国際協力

国際社会の発展に貢献する活動を行っています。

●ユニセフ(国際連合児童基金)への支援

*三井住友銀行は、ユニセフ外国コイン募金実行委員会のメンバー企業として、同募金活動の運営に協力しています。当行の国内本支店・出張所の店頭に「外国コイン募金箱」を設置して協力を呼びかけ、集まった募金はグループ会社SMBCグリーンサービス(株)の協力を得て各国通貨別に仕分けし、ユニセフに送っています。活動を開始した平成4年からの募金総額は実行委員会全体で5億3,000万円にものぼっています(下図ご参照)。

また、普通預金の税引後利息をユニセフに寄付していただく「ユニセフ愛の口座」を取り扱い、三井住友銀行でもお客さまと同額の寄付をしています。

*三井住友カードでは、VJAの会員向けポイントサービス「ワールドプレゼント」を通じて、カード会員の方からの寄付金を毎年日本ユニセフ協会へ寄付しており、同制度を開始した平成4年からの募金総額は2億3,000万円にものぼっています。また、「ユニセフVISAカード」や「赤い羽根VISAカード」など社会貢献型カードを発行し、各団体の活動資金として、カード利用額の一部を寄付・還元することで、よりよい社会づくりに貢献しています。

● SMBC GLOBAL FOUNDATION

アジア各国の大学生への奨学金支給を主な目的として設立された同財団の活動も10年を迎え、これまでにのべ5千人以上の学生を支援してきました。また、アジアに限ることなく、米国などにおいても、教育・文化といった分野での地域貢献活動を盛んに行っています。

●三井住友銀行国際協力財団

開発途上地域の経済発展に資する人材の育成および国際交流を目的とし、財団設立当初から15年間にわたり、のべ34人のアジアからの留学生に奨学金を支給しています。また、発展途上国に関する研究機関・研究者への助成を行っています。

～外国コイン募金活動への取り組み～


unicef

外国通貨による募金を三井住友銀行の店頭募金箱で受け付けます。



全国の空港などから集められた外国通貨とともに、三井住友銀行グループ会社SMBCグリーンサービス(株)に送られ、各国通貨別に仕分けします。



©UNICEF

「ユニセフ外国コイン募金実行委員会」各社の協力により、外貨を各国の銀行に輸送し、米ドルに換金した後、ユニセフを通じて世界の子供のために使われます。

社員のボランティア活動支援

社員自らが行うボランティア活動を支援しています。ボランティア活動によって社会に対する見識がより深まると考えています。

●ボランティアスタッフYUI（ゆい）の活動

三井住友銀行では、社員自らが企画立案を行う社内ボランティア組織「YUI」の支援を行っています。名称は江戸時代に共同で農作業を行う「結」に由来し、さまざまな人との「つながり」を大切にしたいという気持ちが込められています。平成17年度は以下のような活動を行いました。



＊耳の不自由な子供たちが通う小学校で、平成14年度より半年ごとに、パソコン教室を開催し、筆談や手話で説明しながら、子供たちにパソコンの操作方法を教えています。

＊社員から集めた物品をバザー会場で販売し、売上金をボランティア団体に寄付する活動を平成13年度より毎年行っています。

＊在宅サービスセンターに通う高齢者の方に歌を披露していただく晴れの舞台を演出するイベントを、平成14年度より毎年開催しています。

●手話講習会の開催

三井住友銀行では、耳の不自由な方への理解を深めることや業務を通じた社会貢献として店頭でのお客さまサービスの向上を目的とし、平成9年度より毎年、手話講習会を開催しています。平成17年度は126名の有志社員が受講しました。また、平成17年より、耳の不自由な講師による日常生活での感じ方等に関する講演会を、手話通訳士による通訳のもとで開催しており、平成18年4月には有志社員453名が参加しました。受講後は、店頭でのお客さまとの会話や、手話を使ったボランティア活動への参加など、各自の受講成果をさまざまに活かしています。





●ボランティア体験講座の開催

三井住友銀行では、社員が業務後や休日を利用して気軽にボランティアを体験できるイベントを開催しています。平成17年度の取り組みは、次のとおりです。このほかにも、ボランティア活動に関する各種情報を社員に案内し、積極的な参加を呼びかけています。



＊盲導犬、介助犬、聴導犬のデモンストレーションなどを通して、補助犬への理解や障害のある方のサポートの方法を学ぶ親子参加のイベントを開催しました。


unicef

＊世界中で災害、戦争、経済的困難等に苦しむ子供たちの現状やユニセフ外国コイン募金の取り組みについて学ぶ、親子参加の国際協力セミナーを開催しました。



＊悩みや不安のある方の気持ちに寄り添って話を聴き、相手をありのままに受け入れることで心を癒す「傾聴ボランティア」を学ぶイベントを他社との共同で開催しました。

●地域クリーンアップへの参加



＊平成18年4月、三井住友銀行の有志社員約180名が、東京都の荒川河川敷において、清掃活動と河川の水質調査を実施しました。



＊三井住友銀リースでは、大阪本社の社員が自主的かつ継続的に御堂筋の早朝清掃を続けるなど、地域の美化に貢献しています。

人の尊重と人材活用

三井住友フィナンシャルグループの成長は、最大の財産である従業員一人ひとりに支えられています。当社グループでは、かけがえのない従業員の個性や能力を最大限に引き出すことに積極的に取り組んでいます。このうち、三井住友銀行での取り組みを紹介します。

人事制度

人事制度の究極の目的は、経営理念の実現にあります。三井住友銀行の経営理念においては、経営が目指すべき方向性として、「お客さま」「株主・市場」「社会・環境」「従業員」という4つの主要なステークホルダーとともに発展していくことを目指しています。こうした経営理念の実現を目指すために、人事制度の大きな目的を以下の4つとし、人事制度を構築しています。

① グローバルな競争に勝ち抜く経営体質の強化を促進すること。
② お客さまに付加価値の高いサービスを提供できる専門性の高い人材を育成すること。
③「個」の重視と自己実現を通じ従業員活力を向上させること。
④ 先進性と独創性にあふれた当行にふさわしい企業風土を創造すること。

専門性の高い人材の育成

三井住友銀行では、経営理念に示されている「お客さまに、より一層価値あるサービスを提供する」ことができる専門性の高いプロフェッショナルな人材を育成することを目指し、今後の業務分野の多様化や職務内容の専門化、および価値観の多様化を展望し、それに対応した職種体系を構築しています。

更に、専門性の高いプロフェッショナルな人材の処遇を強化するために、職種内コースとして「マスターコース」を設置、専門分野でのマーケットバリューを有する人材については「スペシャルエキスパート職」を設置しています。

また、業務ごとに必要とされる実践的・実務的な知識・スキルの習得をサポートするため、「法人業務研修」「個人業務研修」に加え、職務に応じた職責・役割の理解とマネジメントスキルの強化や、年次・階層に応じたキャリア開発や能力開発をサポートする研修を充実させています。

<職種体系>


総合職
マスターコースA・B
コンシューマーサービス職
マスターコース
システム技術職
一般職
総務職・庶務職
医療職
スペシャルエキスパート職
職種内コースとして
マスターコースを設置

透明性と納得感のある処遇・評価の実現

処遇については、どういう職務でどれだけ成果を挙げたかという実績に加え、どういう職務に向いているかという適性、および、どれだけ実績を挙げることができるかという職務遂行上の期待値(実力)に基づいて処遇を行います。これにより、「仕事基準」と「人基準」の最適な融合を図り、透明性と納得感のある処遇・評価の実現を目指しています。

また、処遇のうち、報酬制度の基本的な枠組みとして職務等級制をベースに成果と実力の評価を組み合わせた当行独自の制度である「階層別職務等級制度」を導入しています。


実績(職務・成果の大きさ)
◇どういう職務で、どれだけ成果を挙げたか
職務の大きさ
成果の大きさ
職務評価
成果評価
職務適性・実力
◇どういう職務に向いているか
◇どれだけ成果を挙げることが期待できるか
職務適性
実力
人材評価(職務適性診断・実力評価)
処遇
◇報酬制度(給与・賞与・退職金等)
◇人材マネジメント(異動・配置等)
階層別職務等級制度

自律的なキャリアデザインの支援

従業員一人ひとりが金融のプロフェッショナルとして専門性を高めるためには、各人が自らの職務適性・スキルや将来のキャリアをしっかりと見つめ、自己実現を図っていくことが重要です。

三井住友銀行では、こうした従業員の自律的なキャリアデザインを支援するシステムの一つとして、「ポストエントリー」「ジョブエントリー」「研修エントリー」の3種類からなる公募制度を実施しています。

これは、従業員が自らの意志でその実力を発揮するフィールドを選択できるようにする制度であり、適材適所を実現する重要な仕組みです。毎年、内容の充実を図っており、平成17年度は、7種類のポストと125種類のジョブ(職務)の公募が行われました。

また、知識・スキルの習得に向けた従業員の自己啓発を支援するための制度も準備されています。

公募制度	ポストエントリー	支店長・課長といったポストへのエントリーを募り、意欲と能力のある人にポスト・チャンスを提供する制度です。
公募制度	ジョブエントリー	キャリアデザインを実現するためのツールとして、資産運用ビジネス、企画スタッフ、ディーラー、インベストメントバンキング等、多様な職務へのエントリーを募る制度です。
公募制度	研修エントリー	今後のキャリア形成に必要と思われる研修へのエントリーを募る制度です。(海外派遣トレーニー、大学院留学、異業種交流会など)
自己啓発支援制度		eラーニング、通信教育、資格取得支援制度、行内試験制度です。

仕事と家庭生活の両立を支援するさまざまな制度

三井住友銀行では、子育てや介護を行う従業員の、仕事と家庭生活との両立を支援するべく、平成17年4月より、「従業員サポートプログラム」として、以下の取り組みを行っています。

退職者再雇用制度	結婚、出産・育児、介護のために退職する従業員を、退職後3年以内を限度に再雇用する制度です。
育児休業制度	平成17年度より、最長で1年6カ月の育児休業が取得できることになりました。また、配偶者が1年間の育児休業を取得した場合、次の6カ月間を、今度は従業員本人が配偶者に代わって育児休業を取得することも可能になりました。
短時間勤務制度	●保育所・託児所への送り迎えなど、勤務時間に制約がある従業員のために、短時間勤務を選択することのできる制度です。 ●1日6時間勤務の勤務時間指定型と、1週あたりの勤務日数を1日短縮する勤務日指定型から選択することができます。
ライフサポート制度	育児等のための従業員の経済的負担を軽減するため、福利厚生アウトソーサーを通じて、託児所、ベビーシッター等育児、介護、健康に関する施設等の割引サービスを提供する制度です。
看護休暇制度	就学の始期に達するまでの子が負傷・病気などで世話が必要な場合に、休暇を取得することができる制度です。
介護休業制度	家族の介護を行う従業員が、介護休業を取得できる制度です。
育児休業利用者のためのサポート講座	育児休業利用中の従業員の職場復帰を支援するために、最新情報を伝えるサポート講座です。平成18年4月より、毎月開催しています。

健康で豊かな生活の実現に向けて

三井住友銀行では、安全で働きやすい環境を作るとともに、従業員の健康で豊かな生活を実現するために、以下のような取り組みを行っています。

健康管理体制	従業員の健康管理を担う健康開発センターを本店等3カ所に設置し、産業医・看護士・保健士等のスタッフが常駐しています。また、健康開発センター内には診療所を併設しています。
保健巡回制度	定期健康診断に加えて、健康開発センターを設置していない拠点を対象に、保健士・看護士が職場を巡回し、健康相談を行っています。
健康診断	疾病の早期発見等の観点から、法定の定期健康診断となる一般定期健康診断以外に、年齢に応じて、健康保険組合と協働し、成人病健診、人間ドック等を実施しています。 (一般定期健康診断、多項目定期健康診断、成人病健診、一定年齢人間ドック、歯科健診)
メンタルヘルス	メンタルヘルスケアにおけるセルフケアを支援するため、イントラネット上にストレスチェックシステムを導入しています。また、健康保険組合の事業として、電話による無料相談、面接相談を導入しています。

人権啓発への取り組み

三井住友銀行では、「お客さま・役職員の人間性を尊重する」「一切の差別行為を許さない」ことを行動原則に掲げ、全従業員の人権啓発に対する意識を高めるため、以下のような人権啓発活動に取り組んでいます。

①集合研修

部店での啓発責任者である部店長や、新入社員・新任管理職などを対象とした階層別研修を実施しています。

②職場研修会

部店で、年2回部店長がリーダーとなり実施するもので、障害者問題、セクシュアルハラスメント、迷信や表現、個人情報保護法と人権など、さまざまなテーマをとりあげて、皆で話し合う機会としています。

③標語募集

職場の人権意識の向上の観点から、全従業員に標語の作成を呼びかけています。職場勉強会や標語募集は、従業員だけでなく、グループ会社員や派遣社員にも広く参加してもらっています。

障害者の雇用機会の拡大

三井住友銀行では、障害者の雇用促進を目的とした特例子会社としてSMBCグリーンサービス(株)を設立し、障害者の雇用機会の拡大に積極的に取り組んでいます。

同社は、障害者の就業機会の拡大や定着率の向上などへの貢献が認められ、障害者雇用に対する貢献度の高い企業を表彰する「大阪府ハートフル企業顕彰制度」において、平成17年度に「ハートフル企業貢献賞」を受賞しています。

従業員の状況

	平成16年3月末	平成17年3月末	平成18年3月末
従業員数	22,348人	21,020人	20,322人
男性	15,750人	14,635人	13,955人
女性	6,598人	6,385人	6,367人
平均年齢	38歳 9カ月	39歳 0カ月	39歳 0カ月
男性	40歳11カ月	41歳 3カ月	41歳 3カ月
女性	33歳 4カ月	33歳 9カ月	34歳 0カ月
平均勤続年数	16年 8カ月	16年11カ月	16年 9カ月
男性	18年 4カ月	18年 6カ月	18年 4カ月
女性	12年10カ月	13年 3カ月	13年 4カ月
障害者雇用率	2.03%	2.09%	1.99%※

※平成18年3月1日現在

(資料編)

CONTENTS

コーポレートデータ


コーポレートデータ

三井住友フィナンシャルグループの概況（平成18年3月31日現在）

（□は連結子会社、○は持分法適用会社）

株式会社 三井住友フィナンシャルグループ

銀行業

主な関係会社

＜国内＞
- □株式会社三井住友銀行
- □株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
- □株式会社関西アーバン銀行（東京・大阪各証券取引所市場第一部上場）
- □株式会社ジャパンネット銀行（インターネット専業銀行）
- □SMBC信用保証株式会社（信用保証業務）

＜海外＞
- □Sumitomo Mitsui Banking Corporation Europe Limited
- □Manufacturers Bank
- □Sumitomo Mitsui Banking Corporation of Canada
- □Banco Sumitomo Mitsui Brasileiro S.A.
- □PT Bank Sumitomo Mitsui Indonesia

リース業

主な関係会社

＜国内＞
- □三井住友銀リース株式会社
- □三井住友銀オートリース株式会社

＜海外＞
- □SMBC Leasing and Finance, Inc.

その他事業

主な関係会社

＜国内＞
- □三井住友カード株式会社（クレジットカード業務）
- □さくらカード株式会社（クレジットカード業務）
- □SMBCコンサルティング株式会社（経営相談業務、会員事業）
- □SMBCファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
- □フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
- □SMBCフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
- □株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）
- □株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
- □さくら情報システム株式会社（システム開発・情報処理業務）
- □SMFG企業再生債権回収株式会社（企業再生コンサルティング業務、債権管理回収業務）

- ○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
- ○アットローン株式会社（個人向けローン業務）
- ○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
- ○大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）
- ○エヌ・アイ・エフSMBCベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）
- ○大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）
- ○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
- ○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）

＜海外＞
- □SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
- □SMBC Capital Markets Limited（スワップ関連業務）
- □SMBC Securities, Inc.（証券業務）
- □Sumitomo Mitsui Finance Australia Limited（投融資業務）

役員の状況（平成18年7月13日現在）

取締役

役職	氏名	担当
取締役会長	奥　正之	
取締役社長	北山　禎介	
取締役副社長	西山　茂	グループ業務管理室、監査部担当役員
取締役	平澤　正英	総務部、人事部、リスク統括部担当役員
取締役	遠藤　修	コンシューマービジネス統括部担当役員
取締役	種橋　潤治	広報部、企画部、財務部、グループ事業部担当役員
取締役（社外取締役）	山内　悦嗣	
取締役（社外取締役）	山川　洋一郎	
取締役（社外取締役）	横山　禎徳	

注）取締役 山内悦嗣、同 山川洋一郎、同 横山禎徳の3氏は、会社法第2条第15号に定める社外取締役であります。

監査役

常任監査役	楠　守雄
常任監査役	小林　貞雄
監査役（社外監査役）	大西　勝也
監査役（社外監査役）	荒木　浩
監査役（社外監査役）	宇野　郁夫

注）監査役 大西 勝也、同 荒木 浩、同 宇野 郁夫の3氏は、会社法第2条第16号に定める社外監査役であります。

執行役員

役職	氏名	担当
専務執行役員	相京　重信	インベストメント・バンキング統括部担当役員
専務執行役員	津末　博澄	IT企画部担当役員、リスク統括部副担当役員
執行役員	津国　伸郎	監査部長

三井住友フィナンシャルグループの組織図（平成18年7月13日現在）

株主総会
監査役・監査役会
監査役室
取締役会
- 監査委員会
- リスク管理委員会
- 報酬委員会
- 人事委員会

グループ戦略会議
グループ経営会議

- 広報部
- 企画部
  - IR室
  - グループCSR室
- 財務部
- グループ事業部
- コンシューマービジネス統括部
- インベストメント・バンキング統括部
- IT企画部
- 総務部
- 人事部
- リスク統括部
- グループ業務管理室
- 監査部

三井住友銀行グループの概況（平成18年3月31日現在）

（□は連結子会社、○は持分法適用会社）

（親会社）株式会社　三井住友フィナンシャルグループ

株式会社　三井住友銀行

銀行業

… **国内本支店458、海外支店15**

主な関係会社

<国内>

□株式会社みなと銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社関西アーバン銀行（東京・大阪各証券取引所市場第一部上場）
□株式会社ジャパンネット銀行（インターネット専業銀行）
□SMBC信用保証株式会社（信用保証業務）

<海外>

□Sumitomo Mitsui Banking Corporation Europe Limited
□Manufacturers Bank
□Sumitomo Mitsui Banking Corporation of Canada
□Banco Sumitomo Mitsui Brasileiro S.A.
□PT Bank Sumitomo Mitsui Indonesia

その他事業

主な関係会社

<国内>

□さくらカード株式会社（クレジットカード業務）
□SMBCコンサルティング株式会社（経営相談業務、会員事業）
□SMBCファイナンスサービス株式会社（融資業務、ファクタリング業務、集金代行業務）
□フィナンシャル・リンク株式会社（情報処理サービス業務、コンサルティング業務）
□SMBCフレンド証券株式会社（東京・大阪・名古屋各証券取引所市場第一部上場）（証券業務）
□株式会社さくらケーシーエス（大阪証券取引所市場第二部上場）（システム開発・情報処理業務）
□さくら情報システム株式会社（システム開発・情報処理業務）

○プロミス株式会社（東京証券取引所市場第一部上場）（消費者金融業務）
○アットローン株式会社（個人向けローン業務）
○株式会社クオーク（個品割賦あっせん・総合割賦あっせん業務）
○エヌ・アイ・エフSMBCベンチャーズ株式会社（ジャスダック証券取引所上場）（ベンチャーキャピタル業務）
○三井住友アセットマネジメント株式会社（投資顧問業務、投資信託委託業務）
○ジャパン・ペンション・ナビゲーター株式会社（確定拠出年金の運営管理業務）

<海外>

□SMBC Leasing and Finance, Inc.（リース業務）
□SMBC Capital Markets, Inc.（スワップ関連業務、投融資業務）
□SMBC Capital Markets Limited（スワップ関連業務）
□SMBC Securities, Inc.（証券業務）
□Sumitomo Mitsui Finance Australia Limited（投融資業務）

三井住友銀リース株式会社（リース業務）

三井住友カード株式会社（クレジットカード業務）

株式会社日本総合研究所（システム開発・情報処理業務、コンサルティング業務、シンクタンク業務）

SMFG企業再生債権回収株式会社（企業再生コンサルティング業務、債権管理回収業務）

大和証券エスエムビーシー株式会社（証券業務、金融派生商品業務）

大和住銀投信投資顧問株式会社（投資顧問業務、投資信託委託業務）

役員の状況（平成18年7月3日現在）

取締役

役職	氏名	担当
取締役会長	北山 禎介	
頭取兼 最高執行役員	奥 正之＊	
取締役兼 副頭取執行役員	平澤 正英＊	人事部・人材開発部、総務部、法務部、管理部、企業調査部担当役員
取締役兼 副頭取執行役員	矢作 光明＊	企業金融部門統括責任役員
取締役兼 副頭取執行役員	中野 健二郎＊	法人部門統括責任役員
取締役兼 専務執行役員	相京 重信＊	投資銀行部門統括責任役員、大阪担当、コーポレート・アドバイザリー本部長
取締役兼 専務執行役員	遠藤 修＊	個人部門統括責任役員、事務統括部・事務推進部担当役員
取締役兼 専務執行役員	東 俊太郎＊	国際部門、市場営業部門統括責任役員、アジア本部長
取締役兼 専務執行役員	尾野 俊二＊	品質管理部担当役員、神戸担当
取締役兼 専務執行役員	種橋 潤治＊	広報部、経営企画部、財務企画部、関連事業部担当役員
取締役兼 専務執行役員	津末 博澄＊	統合リスク管理部、融資企画部・信用リスクマネジメント部、情報システム企画部、信託部担当役員 日本総合研究所取締役
取締役 （社外取締役）	山内 悦嗣	
取締役 （社外取締役）	山川 洋一郎	
取締役 （社外取締役）	横山 禎徳	

注）1. ＊の取締役は執行役員を兼務しています。
2. 取締役 山内悦嗣、同 山川洋一郎、同 横山禎徳の3氏は、会社法第2条第15号に定める社外取締役であります。

監査役

常任監査役	松本 龍昌
常任監査役	神谷 敬三
監査役 （社外監査役）	大西 勝也
監査役 （社外監査役）	荒木 浩
監査役 （社外監査役）	宇野 郁夫
監査役 （非常勤）	楠 守雄

注）監査役 大西勝也氏、同 荒木浩氏、同 宇野郁夫の3氏は、会社法第2条第16号に定める社外監査役であります。

常務執行役員

役職	氏名	担当
常務執行役員	勝川 恒平	法人部門副責任役員（西日本担当）
常務執行役員	岸川 和久	個人部門副責任役員（西日本担当）
常務執行役員	西尾 弘樹	業務監査部・資産監査部担当役員、人事部・人材開発部副担当役員
常務執行役員	山下 一	本店第一営業本部長
常務執行役員	上田 孝	企業金融部門副責任役員
常務執行役員	川村 嘉則	国際部門副責任役員 投資銀行部門副責任役員
常務執行役員	保尾 福三	本店第二営業本部長
常務執行役員	北村 明良	融資管理部担当役員、企業金融部門副責任役員（企業審査部）、投資銀行部門副責任役員（ストラクチャー審査部）
常務執行役員	大原 亘	法人部門副責任役員（法人審査第二部）
常務執行役員	島田 秀男	情報システム企画部長
常務執行役員	安藤 圭一	大阪本店営業本部長
常務執行役員	中西 智	名古屋営業本部長兼東海法人営業本部長
常務執行役員	野村 公喜	法人部門副責任役員（東日本担当）
常務執行役員	藤井 順輔	法人部門副責任役員（東日本担当）
常務執行役員	久保 哲也	米州本部長

執行役員

役職	氏名	担当
執行役員	國部 毅	経営企画部長
執行役員	谷沢 文彦	融資企画部長
執行役員	宮田 孝一	市場営業部門副責任役員
執行役員	石田 昭二	姫路法人営業部長
執行役員	成影 善生	法人部門副責任役員（法人審査第一部）
執行役員	橋本 和正	西日本第一法人営業本部長
執行役員	溝口 潤	欧州本部長兼欧州三井住友銀行社長
執行役員	山中 龍夫	コーポレート・アドバイザリー本部本部長補佐
執行役員	久保 健	個人部門副責任役員（東日本担当）
執行役員	津国 伸郎	（SMFG監査部長）
執行役員	中尾 誠	個人業務部長
執行役員	梅本 慶三	東日本第二法人営業本部長
執行役員	清水 喜彦	法人企業統括部長
執行役員	團野 耕一	シンガポール支店長
執行役員	渡辺 三憲	東日本第一法人営業本部長
執行役員	河本 尚之	統合リスク管理部長兼統合リスク管理部システム企画室長
執行役員	中川 実	企業情報部長
執行役員	正木 浩三	中国駐在兼上海支店長
執行役員	柏倉 和彦	業務監査部長
執行役員	城野 和也	本店営業第二部長
執行役員	高舛 啓次	西日本第二法人営業本部長
執行役員	檜山 英男	香港支店長
執行役員	南 浩一	法人審査第二部長
執行役員	磯野 剛	市場資金部長
執行役員	高田 裕一郎	本店営業第五部長
執行役員	蓮見 雅彦	公共法人営業部長
執行役員	箕浦 裕	国際統括部長
執行役員	伊藤 雄二郎	総務部長
執行役員	高橋 精一郎	市場営業統括部長兼市場運用部長
執行役員	古川 英俊	バンコック支店長
執行役員	森川 郁彦	マスリテール事業部長
執行役員	早川 貴之	東日本第三法人営業本部長
執行役員	白石 誠一	西日本第三法人営業本部長
執行役員	中務 雅憲	神戸ブロック部長
執行役員	大久保克則	大阪本店営業第三部長
執行役員	後上 憲一	池袋ブロック部長
執行役員	斉藤 隆	本店営業第四部長
執行役員	佐藤 邦夫	名古屋営業部長
執行役員	米澤 英一	西日本第四法人営業本部長
執行役員	渡辺 正三	新宿ブロック部長
執行役員	板倉 龍介	ローン事業部長
執行役員	蔭山 秀一	京都北陸法人営業本部長兼京都法人営業第一部長
執行役員	平石 譲	東日本第四法人営業本部長
執行役員	村松 直人	東日本第五法人営業本部長

三井住友銀行の組織図

（平成18年4月3日現在）

株主総会

取締役会

経営会議

監査役・監査役会

監査役室

業務監査部門

- 業務監査部
  - 監査企画室
- 資産監査部

コーポレートスタッフ部門

- 広報部
  - 社会貢献室
- 経営企画部
  - 金融調査室
  - CSR室
- 財務企画部
  - 政策投資室
- 関連事業部
- 統合リスク管理部
  - システム企画室
- 融資企画部
- 信用リスクマネジメント部
- 情報システム企画部
- 人事部
  - 研修所
  - 人事相談室
- 人材開発部
- 品質管理部
  - お客さま相談室

コンプライアンス部門

- 総務部
  - オペレーショナルリスク管理室
  - 独占禁止法モニタリング室
  - 金融商品コンプライアンス室
  - 金融犯罪対応室
- 法務部

コーポレートサービス部門

- 管理部
  - 秘書室
- 事務統括部
- 事務推進部
- 企業調査部
- 融資管理部
- 信託部

個人部門

- 個人業務部
  - マーケティング企画室
  - Next W·ing プロジェクト室
- コンサルティング事業部
- ローン事業部
- マスリテール事業部
- カードローン事業部
- プライベートバンキング事業部
- 個人審査部

- ブロック

- 支店
- ローンプラザ
- アパートローンプラザ
- 個人債権管理センター
- プライベートバンキング営業部
- ダイレクトバンキング営業部
- ライフプランサービス営業部
  - 確定拠出年金推進室
- カードローンプラザ

法人部門

- 公共法人営業部
- SME業務部
- 法人審査第一部
- 法人審査第二部

- 地域法人営業本部

- 法人営業部
- 法人プロモーションオフィス
- 法人財務開発部
- 公務法人営業部
- ビジネスサポートプラザ

- 法人企業統括部
  - ソリューション推進室
  - 不動産金融ソリューション室
- 外国業務部
- 中国業務推進部

- コーポレート・アドバイザリー本部

企業金融部門

- 企業審査部

- 本店第一営業本部
- 本店第二営業本部
- 大阪本店営業本部
- 名古屋営業本部

- 営業部

国際部門

- 国際統括部
  - 業務システム企画室
- 米州統括部
- 米州審査部
- 欧州統括部
- 欧州審査部
- 国際審査部
  - 国際環境室

- アジア本部
- 米州本部
- 欧州本部

- 国際業務部
- 国際法人営業部
- 国際企業投資部
- アジア地区営業拠点
- 米州各部
- 欧州各部

市場営業部門

- 市場営業統括部
- 市場資金部
- 市場運用部
- 市場営業部
- 市場営業推進部

投資銀行部門

- 投資銀行統括部
  - プロダクト開発室
- シンジケーション営業部
  - 業務管理室
- ストラクチャードファイナンス営業部
- 不動産ファイナンス営業部
- 企業情報部
- 投資開発部
- 金融商品営業部
- 証券営業部
- ストラクチャー審査部

決済ファイナンスユニット

- EC業務部
  - 営業推進室
- アセットファイナンス営業部
- 資金証券サービス部

- 支店サービス部
- 営業サービス部
- 公務部

お客さま

主な連結子会社・主な関連会社の概要 (平成18年3月31日現在)

すべての会社は三井住友フィナンシャルグループの主な連結子会社・主な関連会社です。
うち、緑色は三井住友銀行の主な連結子会社・主な関連会社です。

主な連結子会社

※「議決権に対する所有割合」欄の( )内は、子会社・関連会社による所有の割合です。

会社名	本社所在地	設立または出資年月日 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
(株)三井住友銀行	東京都千代田区有楽町1-1-2	平成8年6月6日 664,986百万円	100	—	銀行業務
三井住友カード(株)	大阪府大阪市中央区今橋4-5-15	昭和42年12月26日 34,000百万円	65.99	—	クレジットカード業務
三井住友銀リース(株)	東京都港区西新橋3-9-4	昭和43年9月2日 82,600百万円	100	—	リース業務
三井住友銀オートリース(株)	東京都中央区日本橋茅場町1-13-12	平成7年1月6日 4,200百万円	0 (100)	—	リース業務
(株)日本総合研究所[*1]	東京都千代田区一番町16	平成14年11月1日 10,000百万円	100	—	システム開発・情報処理業務、コンサルティング業務、シンクタンク業務
SMFG企業再生債権回収(株)	東京都港区西新橋1-15-1	平成15年11月5日 500百万円	52	—	企業再生コンサルティング業務、債権管理回収業務
さくらカード(株)	東京都中央区日本橋堀留町1-8-12	昭和58年2月23日 7,438百万円	0 (95.74)	77.78 (17.95)	クレジットカード業務
(株)ジャパンネット銀行	東京都新宿区西新宿2-1-1	平成12年9月19日 20,000百万円	0 (57)	57	銀行業務
SMBCローンビジネス・プランニング(株)	東京都千代田区丸の内1-3-2	平成16年4月1日 100,010百万円	0 (100)	100	経営管理業務
SMBCローンアドバイザー(株)	東京都千代田区丸の内1-3-2	平成10年4月1日 10百万円	0 (100)	0 (100)	消費者ローン相談・取次業務
SMBC信用保証(株)	東京都港区六本木6-1-21	昭和51年7月14日 187,720百万円	0 (100)	0 (100)	信用保証業務
SMBCローン債権回収(株)	東京都中央区築地3-16-9	平成11年7月28日 500百万円	0 (100)	0 (100)	債権管理回収業務
SMBCファイナンスビジネス・プランニング(株)	東京都千代田区有楽町1-1-2	平成16年4月1日 10百万円	0 (100)	100	経営管理業務
SMBCファイナンスサービス(株)	東京都港区新橋1-8-3	昭和47年12月5日 71,705百万円	0 (100)	0 (100)	ファクタリング業務、融資業務、集金代行業務
SMBCビジネスサポート(株)	東京都豊島区巣鴨2-11-1	平成16年7月1日 10百万円	0 (100)	0 (100)	スモール業務の受託
フィナンシャル・リンク(株)	東京都港区新橋1-8-3	平成12年9月29日 160百万円	0 (100)	0 (100)	情報処理サービス業務、コンサルティング業務
SMBCコンサルティング(株)	東京都千代田区麴町2-1-4	昭和56年5月1日 1,100百万円	0 (98.36)	50 (23.36)	会員事業、セミナー事業、アドバイザリー事業、経営相談事業、研修事業
SMBCサポート&ソリューション(株)	東京都台東区台東4-11-4	平成8年4月1日 10百万円	0 (100)	100	ヘルプデスク業務、システムサポート業務
SMBCビジネス債権回収(株)	東京都中央区築地3-16-9	平成11年3月11日 500百万円	0 (100)	100	債権管理回収業務
SMBCフレンド証券(株)	東京都中央区日本橋兜町7-12	昭和23年3月2日 27,270百万円	0 (45.81)	41.19 (4.07)	証券業務
さくら情報システム(株)	東京都中央区日本橋本町3-4-10	昭和47年11月29日 600百万円	0 (69)	37.48 (31.51)	システム開発・情報処理業務
(株)さくらケーシーエス	兵庫県神戸市中央区播磨町21-1	昭和44年3月29日 2,054百万円	0 (52.89)	25.75 (9.46)	システム開発・情報処理業務
(株)みなと銀行	兵庫県神戸市中央区三宮町2-1-1	昭和24年9月6日 24,908百万円	0 (50.02)	48.41 (1.58)	銀行業務
(株)関西アーバン銀行	大阪府大阪市中央区西心斎橋1-2-4	大正11年7月1日 37,040百万円	0 (57.97)	42.26 (6.18)	銀行業務
SMBCスタッフサービス(株)	大阪府大阪市中央区北久宝寺町1-4-15	昭和57年7月15日 90百万円	0 (100)	100	人材派遣業務
SMBCラーニングサポート(株)	東京都文京区大塚1-3-8	平成10年5月27日 10百万円	0 (100)	100	研修会運営業務
SMBCパーソネルサポート(株)	東京都千代田区丸の内1-3-2	平成14年4月15日 10百万円	0 (100)	100	人事関連総務事務の受託
SMBCセンターサービス(株)[*2]	東京都港区芝浦4-2-25	平成7年10月16日 100百万円	0 (100)	100	銀行事務の受託
SMBCデリバリーサービス(株)[*3]	東京都港区芝浦4-2-25	平成8年1月31日 30百万円	0 (100)	100	現金整理・精査業務、集配金業務、託送業務
SMBCグリーンサービス(株)	大阪府東大阪市西石切町3-3-15	平成2年3月15日 30百万円	0 (100)	100	銀行事務の受託

*1 (株)日本総合研究所は、平成18年7月1日に会社分割により(株)日本総研ソリューションズを設立
*2 SMBCセンターサービス(株)は平成18年7月に東京都港区芝浦4-3-4に移転済み
*3 SMBCデリバリーサービス(株)は平成18年7月に東京都港区芝浦4-3-4に移転済み

※「議決権に対する所有割合」欄の( )内は、子会社・関連会社による所有の割合です。

会社名	本社所在地	設立または出資年月日 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)		議決権に対する三井住友銀行の所有割合(%)		主要業務内容
SMBCインターナショナルビジネス(株)	東京都中央区日本橋小伝馬町13-6	昭和58年9月28日 20百万円	0	(100)	100		旅行小切手・外国通貨に関する事務の受託
SMBCインターナショナルオペレーションズ(株)	東京都千代田区九段南1-5-3	平成6年12月21日 40百万円	0	(100)	100		外国為替関係事務の受託
SMBCローンビジネスサービス(株)*4	東京都新宿区新宿1-8-5	昭和51年9月24日 70百万円	0	(100)	100		消費者ローン関係事務の受託
SMBCマーケットサービス(株)	東京都中央区日本橋小伝馬町13-6	平成15年2月3日 10百万円	0	(100)	100		市場取引事務の受託
SMBC融資事務サービス(株)	東京都豊島区巣鴨2-11-1	平成15年2月3日 10百万円	0	(100)	100		融資関連事務の受託
SMBC不動産調査サービス(株)	東京都江東区毛利1-12-1	昭和59年2月1日 30百万円	0	(100)	100		担保不動産の調査および担保関係書類の保管
欧州三井住友銀行 Sumitomo Mitsui Banking Corporation Europe Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.	平成15年3月5日 1,700百万米ドル	0	(100)	100		銀行業務
マニュファクチャラーズ銀行 Manufacturers Bank	515 South Figueroa Street, Los Angeles, CA 90071, U.S.A.	昭和37年6月26日 80,786千米ドル	0	(100)	100		銀行業務
カナダ三井住友銀行 Sumitomo Mitsui Banking Corporation of Canada	Ernst & Young Tower, Toronto Dominion Centre, Suite 1400, P.O. Box 172, 222 Bay Street, Toronto, Ontario M5K 1H6, Canada	平成13年4月1日 121,870千カナダドル	0	(100)	100		銀行業務
ブラジル三井住友銀行 Banco Sumitomo Mitsui Brasileiro S.A.	Av. Paulista 37, São Paulo, S.P.Brazil	昭和33年10月6日 309,356千ブラジルレアル	0	(100)	100		銀行業務
インドネシア三井住友銀行 PT Bank Sumitomo Mitsui Indonesia	Summitmas II, 10th Floor, Jl. Jend. Sudirman Kav. 61-62, Jakarta 12190, Indonesia	平成元年8月22日 15,024億インドネシアルピア	0	(98.29)	98.29		銀行業務
SMBCリース・ファイナンス会社 SMBC Leasing and Finance, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	平成2年11月9日 1,620米ドル	0	(100)	89.69	(7.69)	リース関連業務、投融資業務
SMBCキャピタル・マーケット会社 SMBC Capital Markets, Inc.	Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801, U.S.A.	昭和61年12月4日 100米ドル	0	(100)	99.9	(0.1)	スワップ関連業務、投融資業務
SMBCセキュリティーズ会社 SMBC Securities, Inc.	32 Loockerman Square, Suite L 100, Dover, Delaware 19901, U.S.A.	平成2年8月8日 100米ドル	0	(100)	90	(10)	証券業務、投融資業務
SMBCファイナンシャル・サービス会社 SMBC Financial Services, Inc.	32 Loockerman Square, Suite L 100, Dover, Delaware 19901, U.S.A.	平成2年8月8日 300米ドル	0	(100)	100		投融資業務、投資顧問業務
エスエムビーシー・ケイマン・エルシー・リミテッド SMBC Cayman LC Limited	P.O. Box 265GT, George Town, Grand Cayman, Cayman Islands, British West Indies	平成15年2月7日 1,375百万米ドル	0	(100)	100		保証業務、債券投資
住友ファイナンス・エイシア Sumitomo Finance (Asia) Limited	P.O. Box 694, Edward Street, George Town, Grand Cayman, Cayman Islands, British West Indies	昭和48年9月26日 35,000千米ドル	0	(100)	100		投融資業務
エス・ビー・ティー・シー会社 SBTC, Inc.	1013 Center Road, Wilmington, New Castle County, Delaware 19805, U.S.A.	平成10年1月26日 1米ドル	0	(100)	100		投資業務
エス・ビー・トレジャリー会社 SB Treasury Company L.L.C.	1013 Center Road, Wilmington, New Castle County, Delaware 19805, U.S.A.	平成10年1月26日 470百万米ドル	0	(100)	0	(100)	貸付業務
エスビー・エクイティ・セキュリティーズ(ケイマン)リミテッド SB Equity Securities (Cayman), Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成10年12月15日 25,000百万円	0	(100)	100		金融業務
エス・エフ・ブイ・アイ会社 SFVI Limited	P.O. Box 961, 30 DeCastro Street, Road Town, Tortola, British Virgin Islands	平成9年7月30日 300米ドル	0	(100)	100		投資業務
さくらファイナンス(ケイマン)リミテッド Sakura Finance (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town,Grand Cayman, Cayman Islands, British West Indies	平成3年2月11日 100千米ドル	0	(100)	100		金融業務
さくらキャピタルファンディング(ケイマン)リミテッド Sakura Capital Funding (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town,Grand Cayman, Cayman Islands, British West Indies	平成4年7月15日 100千米ドル	0	(100)	100		金融業務
さくらプリファードキャピタル(ケイマン)リミテッド Sakura Preferred Capital (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town,Grand Cayman, Cayman Islands, British West Indies	平成10年11月12日 10百万円	0	(100)	100		金融業務
SMBCインターナショナル・ファイナンス・エヌ・ブイ SMBC International Finance N.V.	P.O. Box 3889 Berg Arrarat 1, Curacao, Netherlands Antilles	平成2年6月25日 200千米ドル	0	(100)	100		金融業務
エスエムビーシー・リーシング・インベストメント・エルエルシー SMBC Leasing Investment LLC	℅ Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, U.S.A.	平成15年4月7日 332,779千米ドル	0	(100)	0	(100)	リース出資及び付帯業務
エスエムビーシー・キャピタル・パートナーズ・エルエルシー SMBC Capital Partners LLC	℅ Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, U.S.A.	平成15年12月18日 10千米ドル	0	(100)	100		有価証券の保有、売買業務

*4 SMBCローンビジネスサービス(株)は平成18年6月に東京都中央区日本橋1-21-2に移転済み

※「議決権に対する所有割合」欄の( )内は、子会社・関連会社による所有の割合です。

会社名	本社所在地	設立または出資年月日 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
SMBC エム・ブイ・アイ エス・ピー・シー SMBC MVI SPC	c/o Walkers SPV Limited, Walker House, Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands	平成16年9月9日 45百万米ドル	0 (100)	100	貸付業務、金銭債権の取得・譲渡
SMBC ディー・アイ・ピー リミテッド SMBC DIP Limited	c/o Walkers SPV Limited, Walker House, Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands	平成17年3月16日 1百万米ドル	0 (100)	100	貸付業務、金銭債権の取得・譲渡
英国SMBC キャピタル・マーケット会社 SMBC Capital Markets Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA , U.K.	平成7年4月18日 297,000千米ドル	0 (100)	100	スワップ関連業務
SMBC デリバティブ・プロダクツ・リミテッド SMBC Derivative Products Limited	Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.	平成7年4月18日 300百万米ドル	0 (100)	0 (100)	スワップ関連業務
住友ファイナンス・インターナショナル Sumitomo Finance International plc	Temple Court, 11 Queen Victoria Street, London EC4N 4UQ, U.K.	平成3年7月1日 200,000千英ポンド	0 (100)	100	投融資業務
三井住友ファイナンス・ダブリン Sumitomo Mitsui Finance Dublin Limited	La Touche House, International Financial Services Centre, Custom House Docks, Dublin 1, Ireland	平成元年9月19日 18,000千米ドル	0 (100)	100	金融業務
さくらファイナンス・アジア Sakura Finance Asia Limited	7 & 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong	昭和52年10月17日 65.5百万米ドル	0 (100)	100	投融資業務
三井住友ファイナンス・オーストラリア Sumitomo Mitsui Finance Australia Limited	Level 35, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia	昭和59年6月29日 156.5百万豪ドル	0 (100)	100	投融資業務

主な関連会社

※「議決権に対する所有割合」欄の( )内は、子会社・関連会社による所有の割合です。

会社名	本社所在地	設立または出資年月日 資本金	議決権に対する三井住友フィナンシャルグループの所有割合(%)	議決権に対する三井住友銀行の所有割合(%)	主要業務内容
大和証券エスエムビーシー(株)	東京都千代田区丸の内1-8-1	平成11年2月5日 205,600百万円	40	—	証券業務
エヌ・アイ・エフSMBCベンチャーズ(株)	東京都中央区京橋1-2-1	昭和58年10月20日 18,767百万円	0 (40)	40 (40)	ベンチャーキャピタル業務
大和証券エスエムビーシープリンシパル・インベストメンツ(株)	東京都千代田区丸の内1-8-1	平成13年9月4日 2,000百万円	0 (100)	—	投資業務
大和住銀投信投資顧問(株)	東京都中央区日本橋2-7-9	平成11年4月1日 2,000百万円	43.96	—	投資顧問業務·投資信託委託業務
三井住友アセットマネジメント(株)	東京都港区愛宕2-5-1	平成14年12月1日 2,000百万円	0 (17.50)	17.50	投資顧問業務·投資信託委託業務
ジャパン・ペンション・ナビゲーター(株)	東京都中央区八重洲2-2-1	平成12年9月21日 4,000百万円	0 (30)	30	確定拠出年金の運営管理業務
(株)クオーク	大阪府大阪市中央区今橋4-4-7	昭和53年4月5日 1,000百万円	0 (45.67)	13.75 (16.02)	個別割賦あっせん・総合割賦あっせん業務
プロミス(株)	東京都千代田区大手町1-2-4	昭和37年3月20日 80,737百万円	0 (21.50)	21.50	消費者金融業務
アットローン(株)	東京都港区東新橋1-9-2	平成12年6月8日 10,912百万円	0 (100)	49.99 (50.00)	個人向けローン業務
SMFC ホールディングズ(ケイマン)リミテッド SMFC Holdings (Cayman) Limited	P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies	平成15年2月13日 1.5百万円	49	—	金融業務

三井住友銀行のネットワーク

国内（平成18年6月30日現在）

店舗数　本支店／459（うち被振込専用支店28）出張所／148 代理店／1 付随業務取扱所／17 店舗外現金自動設備（無人店舗）／807
合計／1,432

@BANK設置数／1,114　ローンプラザ設置数／101　ビジネスサポートプラザ設置数／20　法人営業部設置数／194
○店舗外現金自動設備（無人店舗〈除く、企業内設置分〉）

支店・出張所

北海道

札幌支店
札幌市中央区北一条西4-2-2
小樽出張所○

宮城県

仙台支店
仙台市青葉区中央2-2-6

茨城県

牛久支店
牛久市牛久町280
取手支店
取手市取手2-10-15
守谷コンサルティングオフィス
守谷市大字守谷甲2566-1
取手駅西口出張所○
守谷出張所○

栃木県

小山支店
小山市城山町3-4-1

群馬県

太田支店
太田市飯田町1319
前橋支店
前橋市本町2-1-16
高崎出張所○

埼玉県

浦和支店
さいたま市浦和区仲町2-1-14
大宮支店
さいたま市大宮区大門町2-107
桶川支店
桶川市若宮1-2-8
春日部支店
春日部市中央1-1-4
上福岡支店
ふじみ野市上福岡1-6-2
川口支店
川口市栄町3-5-1
川越支店
川越市脇田町105
熊谷支店
熊谷市本町1-104
越谷支店
越谷市弥生町14-21
小手指支店
所沢市小手指町1-15-8
坂戸支店
坂戸市緑町3-1
志木ニュータウン支店
志木市館2-5-2
新所沢特別出張所
所沢市松葉町11-1
草加支店
草加市高砂2-17-21
所沢支店
所沢市日吉町11-5
新座志木支店
新座市東北2-35-17
ふじみ野コンサルティングオフィス
富士見市大字勝瀬3499
南浦和支店
さいたま市南区南浦和2-25-1
わらび支店
蕨市中央1-26-1
朝霞台出張所○
アピタ本庄店出張所○
入間出張所○
加須駅前出張所○
春日部市立病院出張所○
川口芝園出張所○
かわつる出張所○
坂戸若葉台出張所○
狭山ヶ丘出張所○
志木駅前出張所○
城西大学出張所○
新越谷出張所○
新白岡出張所○
東電川越支社出張所○
トステムビバ上尾店出張所○
原市出張所○
プロペ通り出張所○
本庄出張所○
みずほ台出張所○
与野出張所○
与野駅前出張所○
和光市出張所○
わしの宮出張所○
わらび東口出張所○

千葉県

浦安支店
浦安市入船1-5-1
おゆみ野コンサルティングオフィス
千葉市緑区おゆみ野3-19-4
柏支店
柏市柏1-2-38
鎌ヶ谷出張所
鎌ヶ谷市東初富4-36-3
木更津支店
木更津市大和1-1-3
行徳支店
市川市行徳駅前2-7-1
佐倉支店
佐倉市栄町21-10
新検見川特別出張所
千葉市花見川区南花園2-2-15
新松戸出張所
松戸市新松戸2-110
千葉支店
千葉市中央区富士見2-2-2
千葉ニュータウン出張所
印西市中央南1-500
津田沼駅前支店
船橋市前原西2-18-1
東京ディズニーランド出張所
浦安市舞浜1-1
習志野支店
習志野市大久保1-21-15
成田出張所
富里市日吉台1-1-7
成田空港外貨両替コーナー
成田市古込字古込1-1
成田空港第二外貨両替コーナー
成田市三里塚字御料牧場1-1
船橋支店
船橋市本町1-7-1
船橋北口支店
船橋市本町7-6-1
松戸支店
松戸市松戸1226
本八幡支店
市川市八幡2-16-7
八千代支店
八千代市八千代台東1-1-10
八千代緑が丘コンサルティングオフィス
八千代市緑が丘1-1-1
四街道支店
四街道市鹿渡2003-26
アビイクオーレ出張所○
あびこショッピングプラザ出張所○
市川駅前出張所○
市川妙典サティ出張所○
市原出張所○
稲毛出張所○
柏西口出張所○
金杉台出張所○
鎌ヶ谷南出張所○
佐倉南出張所○
館山出張所○
千草台出張所○
天王台出張所○
東京歯科大学市川総合病院出張所○
東京ディズニーシー出張所○
東京電力千葉支店出張所○
東京電力東葛支社出張所○
東京メトロ行徳駅出張所○
東葉勝田台駅出張所○
成田空港第1旅客ターミナルビル出張所○
成田空港第2旅客ターミナルビル出張所○
西浦安出張所○
船橋本町出張所○
船橋若松出張所○
幕張出張所○
幕張新都心出張所○
松戸八ヶ崎出張所○
南行徳出張所○
本八幡南口出張所○
ユーカリが丘出張所○

東京都／23区

千代田区

霞が関支店
千代田区霞が関3-2-5
神田支店
千代田区神田小川町1-1
神田駅前支店
千代田区鍛冶町2-2-1
麹町支店
千代田区麹町6-6
千代田営業部
千代田区神田神保町2-21-1
東京営業部
千代田区丸の内1-3-2
本店営業部
千代田区有楽町1-1-2
丸ノ内支店
千代田区丸の内3-4-1
三井物産ビル支店
千代田区大手町1-2-1
秋葉原出張所○
秋葉原東口出張所○
飯田橋西口出張所○
大妻学院出張所○
御茶ノ水出張所○
霞が関ビル出張所○
神田駿河台出張所○
神田南口出張所○
九段出張所○
九段南出張所○
神保町出張所○
水道橋出張所○
東京メトロ淡路町駅出張所○
東京メトロ九段下駅出張所○
東京メトロ麹町駅出張所○
東京メトロ永田町駅出張所○
特許庁出張所○
半蔵門出張所○
三井記念病院出張所○
明治大学駿河台校舎出張所○
有楽町出張所○

中央区

浅草橋支店
中央区日本橋馬喰町2-1-1
京橋支店
中央区京橋3-7-1
銀座支店
中央区銀座6-10-15
築地支店
中央区築地2-11-24
東京中央支店
中央区日本橋2-7-9
日本橋支店
中央区日本橋室町2-1-1
日本橋東支店
中央区日本橋茅場町1-13-12
人形町支店
中央区日本橋大伝馬町5-7
茅場町出張所○
京橋宝町出張所○
小伝馬町駅前出張所○
呉服橋出張所○
新富町出張所○
住友ツインビル出張所○
築地浜離宮ビル出張所○
月島出張所○
東京メトロ水天宮前駅出張所○
東京メトロ東銀座駅出張所○
東京メトロ三越前駅出張所○
日本橋通町出張所○
箱崎出張所○
プラザ勝どき出張所○
本町出張所○
三越本店出張所○
八重洲地下街出張所○
リバーシティ出張所○

港区
青山支店
港区南青山3-1-30
赤坂支店
港区赤坂3-3-5
麻布支店
港区西麻布4-1-3
品川支店
品川外貨両替コーナー
港区港南2-16-1
白金高輪コンサルティングオフィス
港区白金1-27-6
新橋支店
港区新橋1-8-3
浜松町支店
港区浜松町2-4-1
浜松町東芝ビル出張所
港区芝浦1-1-1
日比谷支店
港区西新橋1-15-1
日比谷外貨両替コーナー
港区西新橋1-3-12
三田通支店
港区芝5-28-1
六本木支店
港区六本木6-1-21
赤坂アークヒルズ出張所○
赤坂5丁目交差点前出張所○
赤坂ツインタワー出張所○
泉ガーデン出張所○
慶應義塾大学三田出張所○
汐留シティセンター出張所○
品川インターシティ出張所○
品川駅前出張所○
品川東口出張所○
芝出張所○
芝浦出張所○
芝公園出張所○
新日本石油ビル出張所○
新橋駅前出張所○
高輪出張所○
田町駅前出張所○
田町きよたビル出張所○
東京トヨタ出張所○
東京メトロ表参道駅出張所○
東京メトロ六本木駅出張所○
虎ノ門出張所○
虎の門病院出張所○
西麻布出張所○
西新橋出張所○
メディアージュ出張所○

新宿区
飯田橋支店
新宿区揚場町1-18
新宿支店
新宿外貨両替コーナー
新宿区新宿3-24-1
新宿通支店
新宿区新宿3-14-5
新宿西口支店
新宿区西新宿1-7-1
新宿西口外貨両替コーナー
新宿区西新宿1-7-2
高田馬場支店
新宿区高田馬場1-27-7
西新宿支店
新宿区西新宿8-12-1
若松町支店
新宿区原町3-34
曙橋駅前出張所○
江戸川橋出張所○
神楽坂出張所○
慶應義塾大学病院出張所○
信濃町出張所○
新宿NSビル出張所○
新宿御苑前出張所○
新宿新都心出張所○
新宿スバルビル出張所○
新宿住友ビル出張所○
住友市ヶ谷ビル出張所○
東京医科大学病院出張所○
東京メトロ新宿駅出張所○
四谷見附出張所○
早稲田出張所○
早稲田大学出張所○
早稲田通り出張所○

文京区
大塚支店
文京区大塚4-45-11
小石川支店
文京区小石川1-15-17
白山支店
文京区向丘2-36-5
音羽出張所○
春日出張所○
駒込病院出張所○
千石出張所○
東京医科歯科大学出張所○
東京大学本郷出張所○
東京メトロ後楽園駅出張所○
文京グリーンコート出張所○
茗荷谷出張所○

台東区
浅草支店
台東区雷門2-17-12
上野支店
台東区台東4-11-4
上野駅前出張所○
上野昭和通り出張所○
上野広小路出張所○
元浅草出張所○

墨田区
錦糸町支店
墨田区江東橋4-27-14
吾嬬町出張所○
菊川出張所○
錦糸町駅前出張所○
錦糸町北出張所○
本所出張所○
向島出張所○
両国出張所○

江東区
大島支店
江東区大島6-8-24
亀戸支店
江東区亀戸5-2-15
砂町支店
江東区北砂4-34-18
深川支店
江東区富岡1-6-4
深川森下支店
江東区森下2-2-1
亀戸東口出張所○
木場出張所○
白河出張所○
砂町東出張所○
東陽町出張所○
西大島出張所○
パレットタウン出張所○
森下出張所○

品川区
荏原支店
品川区豊町6-1-11
荏原西支店
品川区荏原4-5-14
五反田支店
品川区東五反田1-14-10
旗の台支店
品川区旗の台1-4-15
目黒支店
品川区上大崎2-25-5
青物横丁駅出張所○
荏原町出張所○
大井町出張所○
大崎出張所○
五反田駅前出張所○
御殿山ガーデン出張所○
昭和大学病院中央棟出張所○
戸越出張所○
戸越公園出張所○
西五反田出張所○
武蔵小山出張所○
目黒東口出張所○

目黒区
学芸大学駅前支店
目黒区鷹番3-6-4
自由が丘支店
目黒区自由が丘2-11-4
洗足支店
目黒区洗足2-19-3
都立大学駅前支店
目黒区中根1-3-1
中目黒駅前出張所○

大田区
大森支店
大田区山王2-3-4
御岳山出張所
大田区北嶺町11-7
蒲田支店
大田区蒲田5-38-1
蒲田西支店
大田区西蒲田7-69-1
下丸子支店
大田区下丸子3-2-15
田園調布支店
大田区田園調布2-51-11
雪ヶ谷支店
大田区雪谷大塚町9-15
六郷支店
大田区東六郷2-14-2
梅屋敷東通り出張所○
大鳥居駅前出張所○
大森東口出張所○
蒲田東出張所○
京急蒲田出張所○
千鳥町出張所○
西馬込出張所○
羽田出張所○
羽田空港新整備場出張所○
羽田空港整備場出張所○
羽田空港第1ターミナル出張所○
羽田空港第2ターミナル出張所○
南蒲田出張所○
南六郷2丁目団地出張所○
矢口出張所○

世田谷区
経堂支店
世田谷区経堂1-21-13
駒沢公園通コンサルティングオフィス
世田谷区駒沢5-26-7
桜新町支店
世田谷区桜新町1-14-14
下北沢支店
世田谷区北沢2-12-11
下高井戸支店
世田谷区赤堤4-47-10
成城支店
世田谷区成城2-34-14
世田谷支店
世田谷区太子堂4-1-1
二子玉川支店
二子玉川外貨両替コーナー
世田谷区玉川2-24-9
奥沢出張所○
喜多見出張所○
希望ヶ丘出張所○
桜上水出張所○
三軒茶屋駅前出張所○
下馬出張所○
成城北口出張所○
世田谷西出張所○
世田谷通出張所○
祖師谷出張所○
日本大学文理学部出張所○
深沢出張所○
用賀出張所○

渋谷区
恵比寿支店
渋谷区恵比寿南1-1-1
恵比寿東支店
渋谷区広尾1-15-2
笹塚支店
渋谷区笹塚1-56-10
渋谷支店
渋谷区宇田川町20-2
渋谷駅前支店
渋谷区道玄坂1-2-2
渋谷外貨両替コーナー
渋谷区宇田川町28-4
幡ヶ谷支店
渋谷区幡ヶ谷1-3-9
広尾ガーデンヒルズ出張所
渋谷区広尾4-1-11
渋谷西出張所○
渋谷東口出張所○
神宮前出張所○
代官山町出張所○
東京メトロ明治神宮前駅出張所○
原宿出張所○
代々木出張所○
代々木八幡出張所○

中野区
中野支店
中野区中野5-64-3
中野坂上支店
中野区中央2-2-4
鷺宮出張所○
新中野出張所○
中野南口出張所○

杉並区
阿佐ヶ谷支店
杉並区阿佐谷南1-48-2
永福町支店
杉並区永福4-1-1
荻窪支店
杉並区上荻1-16-14
高円寺支店
杉並区高円寺南4-27-12
下井草支店
杉並区下井草3-38-16
西荻窪支店
杉並区西荻北2-3-5
阿佐ヶ谷北出張所○
高円寺駅前出張所○
新高円寺駅前出張所○
東高円寺出張所○
富士見ヶ丘出張所○
南阿佐ヶ谷出張所○
明治大学和泉校舎出張所○

豊島区
池袋支店
豊島区西池袋1-21-7
池袋東口支店
池袋外貨両替コーナー
豊島区南池袋2-27-9
巣鴨支店
豊島区巣鴨2-11-1
千川支店
豊島区要町3-11-1
目白支店
豊島区目白3-14-1
池袋駅前出張所○
大塚駅前出張所○
要町出張所○
巣鴨駅前出張所○
目白通出張所○

北区
赤羽支店
北区赤羽2-1-15
赤羽北支店
北区赤羽北2-15-1
王子支店
北区王子1-16-2
王子神谷出張所○
十条出張所○

荒川区

尾久支店
荒川区東尾久 5-1-1
日暮里支店
荒川区西日暮里 2-15-6
町屋支店
荒川区町屋 1-1-6
西日暮里出張所○
日暮里北出張所○
三ノ輪出張所○

板橋区

板橋支店
板橋区大山東町 46-7
板橋中台出張所
板橋区中台 3-27-7
志村支店
板橋区蓮沼町 19-5
志村三丁目支店
板橋区志村 3-26-7
高島平支店
板橋区高島平 1-80-1
ときわ台支店
板橋区常盤台 1-44-6
成増支店
板橋区成増 2-16-1
イズミヤ板橋店出張所○
大山出張所○
上板橋出張所○
高島平駅前出張所○
中板橋出張所○

練馬区

大泉支店
練馬区東大泉 1-29-1
中村橋支店
練馬区中村北 3-23-1
練馬支店
練馬区豊玉北 5-17-14
光が丘支店
練馬区光が丘 5-1-1
氷川台支店
練馬区氷川台 4-50-3
武蔵関支店
練馬区関町北 2-27-15
江古田出張所○
大泉学園出張所○
大泉学園通り出張所○
J.CITY 出張所○
東京メトロ小竹向原駅出張所○
石神井公園駅前出張所○
豊島園出張所○
光が丘駅南口出張所○

足立区

綾瀬支店
足立区綾瀬 3-3-10
大谷田支店
足立区大谷田 1-1-3
五反野支店
足立区中央本町 2-26-14
千住支店
足立区千住 2-55
西新井支店
足立区西新井本町 1-15-14
梅島出張所○
亀有出張所○
千住西出張所○
竹の塚出張所○
東京メトロ北千住駅出張所○

葛飾区

葛飾支店
葛飾区四つ木 2-30-16
新小岩支店
葛飾区新小岩 1-48-18
お花茶屋出張所○
金町出張所○
京成高砂駅出張所○
新小岩北口出張所○

江戸川区

江戸川支店
江戸川区篠崎町 7-26-7
葛西支店
江戸川区中葛西 5-34-8
小岩支店
江戸川区南小岩 7-23-10
西葛西支店
江戸川区西葛西 6-13-7
イトーヨーカドー葛西店 1 階出張所○
小松川出張所○
西葛西北口出張所○

東京都下

八王子市

北野支店
八王子市絹ヶ丘 2-2-18
高尾出張所
八王子市初沢町 1231-19
八王子支店
八王子市旭町 8-1
北野駅前出張所○
京王堀之内駅前出張所○
創価大学出張所○
拓殖大学出張所○
中央大学出張所○
東京医科大学八王子医療センター出張所○

立川市

立川支店
立川市曙町 2-6-11
国立音楽大学出張所○
立川駅前出張所○

武蔵野市

吉祥寺支店
武蔵野市吉祥寺本町 1-7-5
三鷹支店
武蔵野市中町 1-1-6
武蔵境支店
武蔵野市境南町 2-9-3
吉祥寺北出張所○
吉祥寺ロンロン出張所○
桜堤出張所○

三鷹市

三鷹台支店
三鷹市井の頭 2-7-9
三鷹台出張所○

府中市

府中支店
府中市宮町 1-41
北府中出張所○
分倍河原出張所○

昭島市

昭島支店
昭島市田中町 562-8
昭島駅前出張所○

調布市

国領支店
調布市国領町 4-9-2
調布駅前支店
調布市布田 1-37-12
つつじヶ丘支店
調布市西つつじヶ丘 3-33-10
仙川出張所○
調布出張所○

町田市

鶴川コンサルティングオフィス
町田市能ヶ谷町 1069
町田支店
町田市原町田 6-3-8
町田外貨両替コーナー
町田市原町田 6-12-1
町田山崎出張所
町田市山崎町 2200
玉川学園前出張所○
成瀬駅前出張所○
町田駅前出張所○

小金井市

小金井支店
小金井市本町 5-12-4
小金井南出張所○
東小金井出張所○
東小金井南口出張所○

小平市

花小金井支店
小平市花小金井 1-10-7
西友花小金井店出張所○

日野市

高幡不動支店
日野市高幡 1000-2
日野支店
日野市多摩平 1-2-1
実践女子学園出張所○
南平出張所○

国立市

国立支店
国立市中 1-8-45
南国立出張所○

福生市

福生支店
福生市大字福生 1006-7
福生市役所出張所○

東大和市

東大和支店
東大和市南街 5-97-1
武蔵大和出張所○

清瀬市

清瀬支店
清瀬市松山 1-12-16
清瀬旭が丘出張所○
清瀬駅南出張所○

多摩市

多摩支店
多摩市関戸 1-1-6
多摩センター支店
多摩市落合 1-43
永山支店
多摩市永山 1-4
唐木田出張所○

西東京市

田無支店
西東京市田無町 4-27-13
ひばりヶ丘支店
西東京市谷戸町 3-27-15
田無北口 ASTA 出張所○
西東京市役所出張所○

国分寺市

恋ケ窪支店
国分寺市戸倉 1-2-2
国分寺西出張所○
鉄道総研出張所○

狛江市

喜多見支店
狛江市岩戸北 4-15-13
狛江出張所○

羽村市

羽村出張所○

稲城市

若葉台コンサルティングオフィス
稲城市若葉台 2-4-3
稲城出張所○
平尾出張所○

神奈川県

横浜市

青葉台支店
横浜市青葉区青葉台 2-5
あざみ野支店
横浜市青葉区あざみ野 1-11-2
いずみ野支店
横浜市泉区和泉町 6213-2
金沢八景支店
横浜市金沢区瀬戸 3-52
金沢文庫支店
横浜市金沢区谷津町 384
上大岡支店
横浜市港南区上大岡西 1-15-1
港南台支店
横浜市港南区港南台 3-3-1
港北ニュータウン支店
横浜市都筑区中川中央 1-1-3
新横浜支店
横浜市港北区新横浜 3-7-3
たまプラーザ支店
横浜市青葉区美しが丘 5-1-1
綱島支店
横浜市港北区綱島西 1-7-16
鶴見支店
横浜市鶴見区豊岡町 8-26
戸塚支店
横浜市戸塚区吉田町 50-5
戸部支店
横浜市西区伊勢町 2-97
中山支店
横浜市緑区台村町 232-4
東神奈川支店
横浜市神奈川区富家町 1-13
藤が丘コンサルティングオフィス
横浜市青葉区藤が丘 2-4-3
二俣川支店
横浜市旭区二俣川 2-50-1
三ツ境支店
横浜市瀬谷区三ツ境 2-1
矢向支店
横浜市鶴見区矢向 5-6-2
横浜支店
横浜市中区本町 2-20
横浜駅前支店
横浜市西区北幸 1-3-23
横浜外貨両替コーナー
横浜市西区南幸 1-12-7
横浜中央支店
横浜市中区羽衣町 1-3-10
緑園都市出張所
横浜市泉区緑園 4-1-2
市が尾駅前出張所○
井土ヶ谷出張所○
大口出張所○
大倉山出張所○
上永谷出張所○
関内出張所○
クイーンズタワービル出張所○
すすき野出張所○
センター南出張所○
センター南駅前出張所○
相鉄ジョイナス出張所○
相鉄本社ビル出張所○
仲町台出張所○
保土ヶ谷出張所○
南戸塚出張所○
妙蓮寺出張所○
六浦出張所○
弥生台出張所○
洋光台出張所○
横浜国立大学出張所○
横浜西出張所○
横浜西口出張所○
横浜東口出張所○

川崎市

生田支店
川崎市多摩区生田 7-8-6
柿生支店
川崎市麻生区上麻生 5-38-7
川崎支店
川崎市川崎区砂子 1-8-1
新百合ヶ丘支店
川崎市麻生区万福寺 1-1-1
平間支店
川崎市中原区北谷町 4
溝ノ口支店
川崎市高津区溝口 1-9-1

宮崎台支店
川崎市宮前区宮崎 2-12-1
武蔵中原支店
川崎市中原区下小田中 1-20-2
元住吉支店
川崎市中原区木月 2-6-16
百合ヶ丘出張所
川崎市麻生区東百合丘 4-42-7
鹿島田出張所○
川崎駅前出張所○
河原町出張所○
鷺沼出張所○
宿河原出張所○
新川崎出張所○
新百合ヶ丘駅南口出張所○
中野島出張所○
星が丘出張所○
溝ノ口駅前出張所○
宮前平出張所○
武蔵小杉出張所○
武蔵小杉駅前出張所○
武蔵中原駅前出張所○
明治大学生田校舎出張所○
百合ヶ丘駅前出張所○

横浜市・川崎市以外

厚木支店
厚木市中町 2-3-5
伊勢原支店
伊勢原市桜台 1-2-34
大船支店
鎌倉市大船 1-24-16
小田原支店
小田原市栄町 2-8-41
片瀬山出張所
藤沢市片瀬山 2-7-2
相模原支店
座間市相模が丘 1-24-20
逗子支店
逗子市逗子 1-4-4
茅ヶ崎支店
茅ヶ崎市元町 1-1
つきみ野支店
大和市つきみ野 5-7-7
東林間支店
相模原市上鶴間 6-31-9
平塚支店
平塚市明石町 9-1
藤沢支店
藤沢市藤沢 438-1
大和支店
大和市大和東 2-2-17
愛甲石田出張所○
厚木北出張所○
海老名出張所○
JR 大船駅出張所○
高座渋谷出張所○
七里ガ浜出張所○
湘南シティ出張所○
中央林間駅前出張所○
東京工芸大学出張所○
葉山出張所○
東林間駅前出張所○
藤沢駅出張所○
三菱電機鎌倉製作所南門前出張所○

新潟県

新潟支店
新潟市東大通 1-4-2
新潟北出張所○

富山県

富山支店
富山市中央通り 1-1-23

石川県

金沢支店
金沢市下堤町 7

福井県

福井支店
福井市大手 3-4-7

山梨県

甲府支店
甲府市丸の内 2-29-1
吉田出張所○

長野県

上田支店
上田市中央 2-1-18
諏訪支店
諏訪市諏訪 1-5-25
長野支店
長野市問御所町 1167-2
岡谷出張所○
小諸出張所○
ながの東急百貨店出張所○
ベルビア茅野出張所○
松本出張所○

岐阜県

岐阜支店
岐阜市神田町 7-9

静岡県

静岡支店
静岡市葵区追手町 7-4
浜松支店
浜松市砂山町 325-6
伊東出張所○
沼津出張所○

愛知県

上前津支店
名古屋市中区大須 3-46-24
刈谷支店
刈谷市東陽町 2-18-1
豊田支店
豊田市喜多町 2-93
豊橋支店
豊橋市広小路 3-49
名古屋支店
名古屋市中区錦 2-18-24
名古屋駅前支店
名古屋市中村区名駅 1-2-5
名古屋栄支店
名古屋市中区栄 3-5-1
本山支店
名古屋市千種区末盛通 5-9
一宮出張所○
刈谷豊田総合病院出張所○
津島出張所○
トヨタ生活協同組合栄店出張所○
トヨタ生活協同組合星ヶ丘店出張所○
トヨタ生協出張所○
豊橋技術科学大学出張所○
名古屋工業大学出張所○
藤田保健衛生大学病院出張所○
瑞穂出張所○

大阪府

大阪市

北区

梅田支店
大阪市北区角田町 8-47
梅田外貨両替コーナー
大阪市北区芝田 1-1-3
天六支店
大阪市北区天神橋 6-4-20
堂島支店
大阪市北区堂島 1-6-20
南森町支店
大阪市北区南森町 2-1-29
梅田北口出張所○
梅田第一生命ビル地下出張所○
大阪駅前出張所○
大阪三井物産ビル出張所○
新梅田出張所○
新阪急八番街出張所○
住友病院出張所○
堂ビル出張所○
中之島出張所○
中之島三井ビル出張所○
ハービス大阪出張所○
読売大阪ビル出張所○
ローレルハイツ北天満出張所○

都島区

京阪京橋支店
大阪市都島区東野田町 2-4-19
桜宮リバーシティ出張所○
ベル・パークシティ出張所○
都島出張所○

福島区

西野田支店
大阪市福島区大開 1-14-16
福島出張所○

此花区

四貫島支店
大阪市此花区四貫島 1-9-1

西区

立売堀支店
大阪市西区立売堀 4-1-20
大阪西支店
大阪市西区新町 1-9-2
道頓堀出張所○

港区

港支店
大阪市港区夕凪 1-1-1

大正区

大正区支店
大阪市大正区泉尾 1-2-17
大正駅前出張所○

天王寺区

天王寺駅前支店
大阪市天王寺区堀越町 16-10
上本町出張所○

西淀川区

歌島橋支店
大阪市西淀川区御幣島 2-2-10

東成区

今里支店
大阪市東成区大今里西 2-17-19
鶴橋支店
大阪市東成区東小橋 3-12-18

生野区

生野支店
大阪市生野区田島 3-3-32

旭区

赤川町支店
大阪市旭区赤川 2-5-13
千林支店
大阪市旭区千林 2-12-31
花博記念公園前出張所○

城東区

城東支店
大阪市城東区蒲生 4-22-12
関目支店
大阪市城東区関目 3-2-5
深江橋支店
大阪市城東区永田 4-17-12

阿倍野区

阿倍野支店
大阪市阿倍野区阿倍野筋 1-1-43
寺田町支店
大阪市阿倍野区天王寺町北 2-14-1
西田辺支店
大阪市阿倍野区西田辺町 1-17-11

東住吉区

駒川町支店
大阪市東住吉区駒川 5-23-23
美章園支店
大阪市東住吉区北田辺 1-2-7

住吉区

長居出張所○

西成区

天下茶屋支店
大阪市西成区潮路 1-1-5

淀川区

十三支店
大阪市淀川区十三本町 1-6-27
新大阪支店
大阪市淀川区宮原 4-1-6
神崎川出張所○
新大阪和幸ビル出張所○
西中島南方出張所○
東三国出張所○
三国出張所○

鶴見区

徳庵支店
大阪市鶴見区今津北 5-11-8

住之江区

コスモタワー出張所
大阪市住之江区南港北 1-14-16
粉浜支店
大阪市住之江区粉浜 2-14-27
住之江競艇場出張所○

平野区

平野支店
大阪市平野区平野上町 2-7-9

中央区

上町支店
大阪市中央区安堂寺町 2-2-33
大阪中央支店
大阪市中央区高麗橋 1-8-13
大阪ビジネスパーク出張所
大阪市中央区城見 2-1-61
大阪本店営業部
大阪市中央区北浜 4-6-5
船場支店
大阪市中央区南船場 3-10-19
玉造支店
大阪市中央区玉造 1-5-12
天満橋支店
大阪市中央区天満橋京町 2-13
難波支店
難波外貨両替コーナー
大阪市中央区難波 5-1-60
備後町支店
大阪市中央区道修町 4-1-1
御堂筋支店
大阪市中央区久太郎町 3-5-19
高麗橋出張所○
堺筋本町出張所○
日本一出張所○

堺市

鳳支店
堺市西区鳳東町 4-307
堺支店
堺市堺区三国ヶ丘御幸通 152
泉北とが支店
堺市南区原山台 2-4-1
中もず支店
堺市北区百舌鳥梅町 1-15-10
浜寺支店
堺市西区浜寺諏訪森町西 2-90
光明池出張所○
堺浜えんため出張所○
津久野出張所○
南海堺駅出張所○
深井出張所○
三国ヶ丘出張所○
百舌鳥梅町出張所○

岸和田市

岸和田支店
岸和田市五軒屋町 15-10
岸和田市役所出張所○
東岸和田出張所○

豊中市

庄内支店
豊中市庄内西町2-21-2
千里中央支店
豊中市新千里東町1-5-3
豊中支店
豊中市本町1-9-5
阪急曽根支店
豊中市曽根東町3-3-1-101
東豊中出張所
豊中市東豊中町4-1-12
大阪大学豊中キャンパス出張所○
コープ東豊中出張所○
市立豊中病院出張所○
千里中央駅前出張所○
豊中市役所出張所○
豊中本町出張所○

東大阪市

小阪支店
東大阪市小阪本町1-2-3
新石切支店
東大阪市西石切町3-3-15
東大阪支店
東大阪市長堂1-5-1
若江岩田支店
東大阪市岩田町3-10-3
近畿大学内出張所○
瓢箪山出張所○
ヴェルノール布施出張所○

池田市

池田支店
池田市栄町10-2
石橋出張所
池田市天神1-5-13
池田市役所出張所○

吹田市

江坂支店
吹田市豊津町8-7
吹田支店
吹田市元町5-4
南千里支店
吹田市津雲台1-2-D9-101
アザール桃山台出張所○
大阪大学医学部附属病院出張所○
大阪大学吹田キャンパス出張所○
関大前出張所○
北千里駅前出張所○
吹田市役所出張所○

泉大津市

泉大津支店
泉大津市旭町20-2

高槻市

高槻支店
高槻市北園町18-9
高槻駅前支店
高槻市白梅町4-1
大阪医科大学出張所○
摂津富田出張所○
高槻北出張所○
高槻市役所出張所○

貝塚市

貝塚支店
貝塚市海塚254
ジャスコ貝塚店出張所○

守口市

守口支店
守口市京阪本通1-1-4
守口市駅前出張所
守口市河原町1-5

枚方市

くずは支店
枚方市楠葉花園町15-3
枚方支店
枚方市岡東町21-10
男山団地出張所○
関西外国語大学出張所○
枚方駅前出張所○
牧野駅前出張所○

茨木市

茨木支店
茨木市永代町7-6
茨木西支店
茨木市西駅前町5-4
追手門学院大学出張所○
総持寺出張所○

八尾市

八尾支店
八尾市北本町2-1-1
山本支店
八尾市山本町南1-12-8
大阪経済法科大学出張所○

泉佐野市

関西国際空港外貨両替コーナー
泉佐野市泉州空港北1
佐野支店
泉佐野市上町3-11-14
泉佐野市役所出張所○

富田林市

富田林支店
富田林市本町18-27
喜志出張所○
PL出張所○

寝屋川市

香里支店
寝屋川市香里南之町36-16
香里ヶ丘出張所
寝屋川市末広町16-15
寝屋川支店
寝屋川市早子町16-14
萱島出張所○

河内長野市

河内長野支店
河内長野市長野町4-6
南花台出張所○
長野青葉台出張所○

松原市

松原支店
松原市高見の里4-766
河内天美出張所○
河内松原出張所○

大東市

大阪産業大学出張所○
住道出張所○

和泉市

和泉支店
和泉市府中町1-7-1
和泉中央コンサルティングオフィス
和泉市いぶき野5-1-1
和泉市役所出張所○

箕面市

桜井出張所
箕面市桜井1-7-24
箕面支店
箕面市箕面5-13-51
箕面市役所出張所
箕面市西小路4-6-1
大阪外国語大学出張所○
箕面市立病院出張所○

門真市

門真支店
門真市末広町41-1
大和田駅出張所○
門真市役所出張所○
門真西出張所○

藤井寺市

藤井寺支店
藤井寺市岡1-15-8
藤井寺駅前出張所○
藤井寺市役所出張所○

泉南市

泉南支店
泉南市樽井6-23-6
和泉砂川出張所○

四條畷市

四条畷支店
四條畷市雁屋南町28-3

大阪狭山市

金剛支店
大阪狭山市金剛1-1-29
近畿大学医学部付属病院出張所○
狭山ニュータウン出張所○

羽曳野市

はびきの出張所
羽曳野市軽里3-2-1
IBU出張所○

阪南市

尾崎駅出張所○

豊能郡

ときわ台駅出張所○
豊能町役場出張所○

泉南郡

関西国際空港第二外貨両替コーナー
泉南郡田尻町泉州空港中1
熊取出張所○
熊取駅前出張所○
浪商学園出張所○

南河内郡

大阪芸術大学出張所○

京都府

円町支店
京都市中京区西ノ京円町10-1
京都支店
京都市下京区四条通烏丸東入長刀鉾町8
四条支店
四条外貨両替コーナー
京都市下京区四条通河原町東入真町68
伏見支店
京都市伏見区銀座町1-354-1
京都外国語大学出張所○
JR京都駅出張所○
四条大宮出張所○
東寺出張所○
佛教大学出張所○
立命館大学出張所○

兵庫県

神戸市

中央区

神戸営業部
神戸市中央区浪花町56
神戸駅前支店
神戸市中央区多聞通3-3-9
神戸市役所出張所
神戸市中央区加納町6-5-1
三宮支店
神戸市中央区三宮町1-5-1
三宮駅ビル外貨両替コーナー
神戸市中央区雲井通8-1-2
兵庫県庁出張所
神戸市中央区下山手通5-10-1
神戸空港出張所○
神戸市立中央市民病院出張所○
神戸大学医学部附属病院出張所○
神戸貿易センター出張所○
神戸ポートアイランド出張所○
栄町出張所○
三宮駅ビル出張所○
三宮中央ビルディング出張所○
神鋼病院出張所○
ハーバーランド出張所○
ファッションタウン出張所○
元町一番街出張所○
山手出張所○

灘区

灘支店
神戸市灘区備後町5-3-1-102
六甲支店
神戸市灘区宮山町2-6-8
神戸大学出張所○
六甲口出張所○

兵庫区

兵庫支店
神戸市兵庫区湊町4-2-10
湊川支店
神戸市兵庫区東山町2-2-6
上沢出張所○
神戸平野出張所○
御崎出張所○

長田区

長田支店
神戸市長田区四番町8-6-1
駒ヶ林出張所○

須磨区

板宿支店
神戸市須磨区大黒町2-1-9
北須磨支店
神戸市須磨区中落合2-2-5
須磨支店
神戸市須磨区月見山本町2-4-2
コープ白川台出張所○
妙法寺出張所○

垂水区

垂水支店
神戸市垂水区神田町4-16
向陽出張所○
コープ高丸出張所○
垂水北出張所○
垂水つつじが丘出張所○
垂水東出張所○

東灘区

岡本支店
神戸市東灘区岡本1-3-25
甲南支店
神戸市東灘区甲南町3-9-24
住吉支店
神戸市東灘区住吉本町1-2-1
阪急御影コンサルティングオフィス
神戸市東灘区御影町郡家字上山田105
御影支店
神戸市東灘区御影本町4-10-4
六甲アイランド出張所
神戸市東灘区向洋町中6-9
甲南女子大学出張所○
阪急御影出張所○
深江出張所○
六甲アイランド・リバーモール出張所○

北区

北鈴蘭台出張所
神戸市北区甲栄台1-1-5
鈴蘭台支店
神戸市北区鈴蘭台北町1-7-17
藤原台支店
神戸市北区有野中町1-12-7
有馬出張所○
神戸北町出張所○
鈴蘭台駅前出張所○
星和台出張所○

西区

神戸学園都市出張所
神戸市西区学園西町1-13
西神中央支店
神戸市西区糀台5-10-2
玉津出張所○
西神南出張所○

姫路市
網干支店
姫路市網干区新在家三ツ石 1437-17
飾磨支店
姫路市飾磨区清水 127
姫路支店
姫路市呉服町 54
姫路市役所出張所
姫路市安田 4-1
姫路南支店
姫路市白浜町甲 335-1
広畑支店
姫路市広畑区正門通 3-5-2
英賀保駅前出張所○
イトーヨーカドー広畑店出張所○
ザ・モール姫路出張所○
姫路駅前出張所○
姫路北出張所○
姫路赤十字病院出張所○
姫路リバーシティ出張所○

尼崎市
尼崎支店
尼崎市昭和通 3-91
尼崎市役所出張所
尼崎市東七松町 1-23-1
杭瀬支店
尼崎市杭瀬本町 2-1-5
園田支店
尼崎市東園田町 9-48-1
立花支店
尼崎市立花町 1-5-17
塚口支店
尼崎市塚口町 1-12-21
武庫之荘支店
尼崎市武庫之荘 2-2-14
尼崎競艇場出張所○
尼崎西出張所○
JR尼崎駅前出張所○
武庫川出張所○
武庫之荘駅前出張所○

明石市
明石支店
明石市大明石町 1-5-4
大久保支店
明石市大久保町大久保町字神楽田 16-3
明石市役所出張所○
朝霧出張所○
コープ大久保出張所○
ステーションプラザ明石出張所○
西新町出張所○

西宮市
苦楽園コンサルティングオフィス
西宮市樋之池町 10-15
甲子園支店
西宮市甲子園七番町 1-19
甲子園口支店
西宮市甲子園口 2-28-18
甲東支店
西宮市甲東園 3-2-29
夙川支店
西宮市羽衣町 7-30-123
西宮支店
西宮市六湛寺町 14-12
西宮北口支店
西宮市甲風園 1-5-24
西宮市役所出張所
西宮市六湛寺町 10-3
イトーヨーカドー甲子園店出張所○
今津出張所○
関西学院上ケ原キャンパス出張所○
苦楽園口駅前出張所○
コープ甲東園出張所○
コープ甲陽園出張所○
コープ夙川出張所○
西宮北口駅南出張所○
西宮名塩駅前出張所○
西宮マリナパークシティ出張所○
阪神甲子園駅前出張所○
兵庫医科大学出張所○
フレンテ西宮出張所○

メルカードむこがわ出張所○
門戸厄神駅前出張所○

洲本市
洲本支店
洲本市本町 4-5-10
モノベシティオ出張所○
洲本市役所出張所○

芦屋市
芦屋支店
芦屋市公光町 11-9
芦屋駅前支店
芦屋市船戸町 2-1-101
芦屋北口出張所○
芦屋市役所出張所○
シーサイドタウン出張所○

伊丹市
伊丹支店
伊丹市中央 3-5-23
伊丹市役所出張所○
稲野出張所○
コープ野間出張所○
ネオ伊丹ビル出張所○

豊岡市
豊岡支店
豊岡市元町 12-1
豊岡市役所出張所○

加古川市
加古川支店
加古川市加古川町寺家町 53-2
東加古川支店
加古川市平岡町新在家 2-273-2
別府出張所
加古川市別府町緑町 1
加古川駅前出張所○
加古川市民病院出張所○
加古川市役所出張所○
コープ神吉出張所○
サティ加古川店出張所○
神野中央ショッピングセンター出張所○
鶴池タウン出張所○

たつの市
龍野支店
たつの市龍野町富永 288-3
たつの市役所出張所○
新宮出張所○

西脇市
西脇支店
西脇市西脇 951
ダイエーふうしゃ本社ビル店出張所○
西脇市役所出張所○

宝塚市
逆瀬川支店
宝塚市逆瀬川 1-1-11
宝塚支店
宝塚市栄町 2-1-2
イズミヤ小林店出張所○
逆瀬台出張所○
すみれガ丘出張所○
宝塚市役所出張所○
仁川駅前出張所○

三木市
三木支店
三木市本町 2-3-12
緑が丘支店
三木市緑が丘町本町 1-1-7
コープ志染出張所○
三木市役所出張所○
三木ジャスコ出張所○

高砂市
曽根出張所
高砂市曽根町 2241-2

高砂支店
高砂市高砂町浜田町 2-3-5
アスパ高砂出張所○
コープ高砂出張所○
高砂市民病院出張所○
高砂市役所出張所○

川西市
川西支店
川西市小花 1-7-9
川西市役所出張所○
多田駅前出張所○

三田市
ウッディタウン出張所
三田市すずかけ台 2-3-1
三田支店
三田市中央町 4-1
フラワータウン出張所
三田市弥生が丘 1-1-1
関西学院神戸三田キャンパス出張所○
三田カルチャータウン出張所○
三田市役所出張所○
モールラフィーネ出張所○

加西市
北条支店
加西市北条町北条 910
加西市役所出張所○

篠山市
篠山支店
篠山市二階町 60

川辺郡
日生中央コンサルティングオフィス
川辺郡猪名川町松尾台 1-2-2
日生中央出張所○

滋賀県
草津出張所○

奈良県
生駒支店
生駒市元町 1-13-1
学園前支店
奈良市学園北 1-1-1-100
登美ヶ丘コンサルティングオフィス
奈良市北登美ヶ丘 1-14
奈良支店
奈良市角振町 35
平城支店
奈良市右京 1-3-4
大和王寺支店
北葛城郡王寺町王寺 2-6-11
大和郡山支店
大和郡山市南郡山町 529-2
アントレ生駒出張所○
近畿大学奈良病院出張所○
西大寺出張所○
東生駒出張所○

和歌山県
和歌山支店
和歌山市六番丁 10
林間田園都市駅出張所○

岡山県
岡山支店
岡山市本町 3-6-101

広島県
尾道支店
尾道市土堂 1-8-3
広島支店
広島市中区紙屋町 1-3-2
呉出張所○
広島北出張所○

山口県
下関支店
下関市竹崎町 1-15-20

香川県
高松支店
高松市兵庫町 10-4

愛媛県
新居浜支店
新居浜市中須賀町 1-7-33
松山ローンオフィス
松山市千舟町 4-5-4
住友別子病院出張所○
松山千舟町出張所○

福岡県
大牟田支店
大牟田市栄町 1-2-1
北九州支店
北九州市小倉北区魚町 1-5-16
久留米支店
久留米市日吉町 15-52
天神町支店
福岡市中央区天神 2-11-1
福岡支店
福岡市博多区博多駅前 1-1-1
呉服町出張所○
店屋町三井ビル出張所○
東芝福岡ビル出張所○
パピヨン 24 出張所○

佐賀県
佐賀支店
佐賀市八幡小路 2-3

熊本県
熊本支店
熊本市魚屋町 2-1

大分県
大分支店
大分市中央町 1-3-22
立命館アジア太平洋大学共同出張所○

鹿児島県
鹿児島支店
鹿児島市大黒町 4-4

ローンプラザ

東日本
札幌ローンプラザ
北海道札幌市中央区北 1 条西 4-2-2
仙台ローンプラザ
宮城県仙台市青葉区中央 2-2-6
浦和ローンプラザ
埼玉県さいたま市浦和区仲町 2-1-14
大宮ローンプラザ
埼玉県さいたま市大宮区大門町 2-107
川口ローンプラザ
埼玉県川口市本町 4-1-8
川越ローンプラザ
埼玉県川越市新富町 2-24-4
越谷ローンプラザ
埼玉県越谷市弥生町 14-21
志木ローンプラザ
埼玉県新座市東北 2-35-17
所沢ローンプラザ
埼玉県所沢市日吉町 9-16
柏ローンプラザ
千葉県柏市柏 1-2-38
千葉ローンプラザ
千葉県千葉市中央区富士見 2-2-2
船橋ローンプラザ
千葉県船橋市本町 4-45-23
松戸ローンプラザ
千葉県松戸市本町 11-5
本八幡ローンプラザ
千葉県市川市八幡 2-6-9
飯田橋ローンプラザ
東京都新宿区揚場町 1-18
池袋ローンプラザ
東京都豊島区南池袋 2-27-8
葛西ローンプラザ
東京都江戸川区中葛西 5-34-8
上野ローンプラザ
東京都台東区上野 5-15-14

荻窪ローンプラザ
東京都杉並区上荻1-16-14
蒲田ローンプラザ
東京都大田区西蒲田7-69-1
吉祥寺ローンプラザ
東京都武蔵野市吉祥寺南町1-8-1
錦糸町ローンプラザ
東京都墨田区江東橋4-27-14
国分寺ローンプラザ
東京都国分寺市本町2-12-2
渋谷ローンプラザ
東京都渋谷区宇田川町28-4
自由が丘ローンプラザ
東京都目黒区自由が丘2-11-4
住宅ローン開発センター東京
東京都新宿区西新宿1-20-2
新宿アパートローンプラザ
東京都新宿区新宿3-14-5
新宿ローンプラザ
東京都新宿区西新宿1-7-1
成城ローンプラザ
東京都世田谷区成城6-5-29
立川ローンプラザ
東京都立川市曙町2-13-1
田無ローンプラザ
東京都西東京市南町4-6-4
多摩センターローンプラザ
東京都多摩市落合1-43
調布ローンプラザ
東京都調布市布田1-37-12
千代田ローンプラザ
東京都千代田区神田神保町2-21-1
東京南ローンプラザ
東京都品川区上大崎2-16-5
練馬ローンプラザ
東京都練馬区練馬1-4-5
八王子ローンプラザ
東京都八王子市横山町5-15
二子玉川ローンプラザ
東京都世田谷区玉川2-24-9
町田ローンプラザ
東京都町田市原町田6-3-8
あざみ野ローンプラザ
神奈川県横浜市青葉区あざみ野1-4-3
厚木ローンプラザ
神奈川県厚木市中町2-3-5
上大岡ローンプラザ
神奈川県横浜市港南区上大岡西1-15-1
関内ローンプラザ
神奈川県横浜市中区本町2-20
新百合ケ丘ローンプラザ
神奈川県川崎市麻生区万福寺1-1-1-402
住宅ローン開発センター横浜
神奈川県横浜市西区北幸2-10-27
綱島ローンプラザ
神奈川県横浜市港北区綱島西1-7-16
鶴見ローンプラザ
神奈川県横浜市鶴見区豊岡町7-10
戸塚ローンプラザ
神奈川県横浜市戸塚区上倉田町489-1
橋本ローンプラザ
神奈川県相模原市橋本6-4-15
藤沢ローンプラザ
神奈川県藤沢市藤沢438-1
溝ノ口ローンプラザ
神奈川県川崎市高津区溝口1-9-1
横浜ローンプラザ
神奈川県横浜市西区北幸2-10-27
大和ローンプラザ
神奈川県大和市大和東2-2-17
新潟ローンプラザ
新潟県新潟市東大通1-4-2
浜松ローンプラザ
静岡県浜松市砂山町325-6
刈谷ローンプラザ
愛知県刈谷市東陽町2-18-1
名古屋ローンプラザ
愛知県名古屋市中区錦2-18-24
住宅ローン開発センター名古屋
愛知県名古屋市中区錦2-18-24

西日本

和泉ローンプラザ
大阪府和泉市府中町1-7-1
茨木ローンプラザ
大阪府茨木市双葉町2-27
大阪アパートローンプラザ
大阪府大阪市北区芝田1-1-4
梅田ローンプラザ
大阪府大阪市北区芝田1-1-4
門真ローンプラザ
大阪府門真市末広町7-12
小阪ローンプラザ
大阪府東大阪市小阪本町1-2-3
金剛ローンプラザ
大阪府大阪狭山市金剛1-1-29
堺ローンプラザ
大阪府堺市堺区一条通20-1
佐野ローンプラザ
大阪府泉佐野市上町3-11-14
住宅ローン開発センター大阪
大阪府大阪市中央区南久宝寺町3-6-6
城東ローンプラザ
大阪府大阪市城東区蒲生4-22-12
新大阪ローンプラザ
大阪府大阪市淀川区宮原4-1-6
千里中央ローンプラザ
大阪府豊中市新千里東町1-5-3
高槻ローンプラザ
大阪府高槻市白梅町4-1
天王寺ローンプラザ
大阪府大阪市天王寺区堀越町13-18
豊中ローンプラザ
大阪府豊中市本町1-2-57
難波ローンプラザ
大阪府大阪市浪速区難波中1-12-5
枚方ローンプラザ
大阪府枚方市岡東町5-23
松原ローンプラザ
大阪府松原市高見の里4-766
八尾ローンプラザ
大阪府八尾市北本町2-1-1
京都ローンプラザ
京都府京都市下京区四条通烏丸東入長刀鉾町8
伏見ローンプラザ
京都府京都市伏見区銀座町1-354-1
明石ローンプラザ
兵庫県明石市大明石町1-5-4
加古川ローンプラザ
兵庫県加古川市加古川町溝之口510-51
川西ローンプラザ
兵庫県川西市中央町7-18
甲南ローンプラザ
兵庫県神戸市東灘区甲南町3-9-24
西神中央ローンプラザ
兵庫県神戸市西区糀台5-10-2
三宮ローンプラザ
兵庫県神戸市中央区三宮町1-5-1
塚口ローンプラザ
兵庫県尼崎市塚口町1-12-21
西宮北口ローンプラザ
兵庫県西宮市甲風園1-5-24
阪神西宮ローンプラザ
兵庫県西宮市六湛寺町14-5
姫路ローンプラザ
兵庫県姫路市綿町111
三田ローンプラザ
兵庫県三田市中央町4-41
草津ローンプラザ
滋賀県草津市西大路町3-8
学園前ローンプラザ
奈良県奈良市学園北1-1-1-100
奈良ローンプラザ
奈良県奈良市西御門町2
大和王寺ローンプラザ
奈良県北葛城郡王寺町王寺2-6-1
和歌山ローンプラザ
和歌山県和歌山市六番丁10
岡山ローンプラザ
岡山県岡山市本町1-2
広島ローンプラザ
広島県広島市中区紙屋町1-3-2
北九州ローンプラザ
福岡県北九州市小倉北区魚町1-5-16
福岡ローンプラザ
福岡県福岡市博多区博多駅前1-1-1
鹿児島ローンプラザ
鹿児島県鹿児島市大黒町4-4

法人営業部

東日本

札幌法人営業部
北海道札幌市中央区北一条西4-2-2
東北法人営業部
宮城県仙台市青葉区中央2-2-6
岩手県盛岡市盛岡駅前通15-20
福島県郡山市駅前2-10-15
東関東法人営業部
茨城県水戸市南町3-4-10
茨城県取手市取手2-10-15
北関東法人営業部
群馬県前橋市本町2-1-16
栃木県小山市城山町3-4-1
群馬県太田市飯田町1319
群馬県高崎市栄町16-11
大宮法人営業部
埼玉県さいたま市大宮区大門町2-107
埼玉県さいたま市浦和区仲町2-1-14
春日部法人営業部
埼玉県春日部市中央1-1-4
埼玉県越谷市弥生町14-21
川口法人営業部
埼玉県川口市栄町3-5-1
川越法人営業部
埼玉県川越市脇田町105
熊谷法人営業部
埼玉県熊谷市本町1-104
志木法人営業部
埼玉県新座市東北2-35-17
所沢法人営業部
埼玉県所沢市日吉町11-5
柏法人営業部
千葉県柏市柏1-2-38
千葉法人営業部
千葉県千葉市中央区富士見2-2-2
千葉県木更津市大和1-1-3
船橋法人営業部
千葉県船橋市本町1-7-1
青山法人営業部
東京都港区南青山3-1-30
赤坂法人営業第一部
東京都港区赤坂3-3-3
赤坂法人営業第二部
東京都港区赤坂3-3-3
浅草法人営業部
東京都台東区雷門2-17-12
浅草橋法人営業部
東京都中央区日本橋馬喰町2-1-1
飯田橋法人営業部
東京都新宿区揚場町1-18
池袋法人営業部
東京都豊島区西池袋1-21-7
池袋東口法人営業部
東京都豊島区南池袋2-27-9
板橋法人営業部
東京都板橋区大山東町46-7
東京都練馬区氷川台4-50-3
上野法人営業第一部
東京都台東区台東4-11-4
上野法人営業第二部
東京都台東区台東4-11-4
恵比寿法人営業部
東京都渋谷区恵比寿南1-1-1
東京都渋谷区広尾1-15-2
王子法人営業部
東京都北区王子1-16-2
東京都北区赤羽2-1-15
大島法人営業部
東京都江東区大島6-8-24
東京都江戸川区篠崎町7-26-7
大塚法人営業部
東京都文京区大塚4-45-11
大森法人営業部
東京都大田区山王2-3-4
葛西法人営業部
東京都江戸川区中葛西5-34-8
東京都江戸川区西葛西3-22-10
蒲田法人営業部
東京都大田区蒲田5-41-8
亀戸法人営業部
東京都江東区亀戸2-18-10
東京都江東区北砂4-34-18
神田駅前法人営業部
東京都千代田区鍛冶町2-2-1
神田法人営業第一部
東京都千代田区神田小川町1-1
神田法人営業第二部
東京都千代田区神田小川町1-1
吉祥寺法人営業部
東京都武蔵野市吉祥寺本町1-7-5
経堂法人営業部
東京都世田谷区経堂1-21-13
東京都世田谷区玉川2-24-9
京橋法人営業部
東京都中央区京橋3-7-1
銀座法人営業第一部
東京都中央区銀座8-8-5
銀座法人営業第二部
東京都中央区銀座8-8-5
錦糸町法人営業部
東京都墨田区江東橋4-27-14
小石川法人営業部
東京都文京区小石川1-15-17
小岩法人営業部
東京都江戸川区南小岩7-23-10
千葉県市川市八幡2-6-9
高円寺法人営業部
東京都杉並区高円寺南4-27-12
麹町法人営業部
東京都千代田区麹町6-6
五反田法人営業第一部
東京都品川区東五反田1-14-10
五反田法人営業第二部
東京都品川区東五反田1-14-10
五反野法人営業部
東京都足立区中央本町2-26-14
渋谷法人営業第一部
東京都渋谷区宇田川町28-4
渋谷法人営業第二部
東京都渋谷区宇田川町28-4
自由が丘法人営業部
東京都目黒区自由が丘2-11-4
東京都大田区雪谷大塚町9-15
新小岩法人営業部
東京都葛飾区新小岩1-48-18
東京都葛飾区四つ木2-30-16
新宿法人営業第一部
東京都新宿区新宿3-24-1
新宿法人営業第二部
東京都新宿区新宿3-24-1
新宿西口法人営業第一部
東京都新宿区西新宿2-1-1
新宿西口法人営業第二部
東京都新宿区西新宿2-1-1
新橋法人営業部
東京都港区新橋1-8-3
千住法人営業部
東京都足立区千住2-55
埼玉県草加市高砂2-17-21
高田馬場法人営業部
東京都新宿区高田馬場1-27-7
立川法人営業部
東京都立川市曙町2-6-11
田無法人営業部
東京都西東京市田無町4-27-13
千代田法人営業部
東京都千代田区神田神保町2-21-1
築地法人営業部
東京都中央区築地2-11-24
東京公務法人営業部
東京都港区虎ノ門1-6-12
東京中央法人営業第一部
東京都中央区日本橋2-7-9
東京中央法人営業第二部
東京都中央区日本橋2-7-9
東京中央法人営業第三部
東京都中央区日本橋2-7-9
東京中央法人営業第四部
東京都中央区日本橋2-7-9
東京都江東区富岡1-6-4
東京法人営業部
東京都千代田区丸の内1-3-2
ときわ台法人営業部
東京都板橋区常盤台1-44-6
中野法人営業部
東京都中野区中野5-64-3
新宿法人営業部
東京都新宿区西新宿8-12-1
東京都新宿区原町3-34
日暮里法人営業部
東京都荒川区西日暮里2-29-3
日本橋法人営業第一部
東京都中央区日本橋室町2-1-1
日本橋法人営業第二部
東京都中央区日本橋室町2-1-1
日本橋東法人営業部
東京都中央区日本橋茅場町1-13-12
人形町法人営業部
東京都中央区日本橋大伝馬町5-7
練馬法人営業部
東京都練馬区豊玉北5-17-14
東京都杉並区下井草3-38-16
旗の台法人営業部
東京都品川区旗の台1-4-15
八王子法人営業部
東京都八王子市旭町8-1
浜松町法人営業部
東京都港区浜松町2-4-1
日比谷法人営業第一部
東京都港区西新橋1-3-12

日比谷法人営業第二部
東京都港区西新橋 1-3-12

日比谷法人営業第三部
東京都港区西新橋 1-3-12

府中法人営業部
東京都府中市宮町 1-41
東京都調布市布田 1-37-12

法人財務開発第一部
東京都千代田区丸の内 1-3-2

本店法人営業部
東京都千代田区有楽町 1-1-2

町田法人営業部
東京都町田市原町田 6-3-8
神奈川県相模原市橋本 6-4-15

丸ノ内法人営業部
東京都千代田区丸の内 3-4-1

三田通法人営業部
東京都港区芝 5-28-1

目黒法人営業部
東京都品川区上大崎 2-25-5

六本木法人営業部
東京都港区六本木 6-1-21

厚木法人営業部
神奈川県厚木市中町 2-3-5

上大岡法人営業部
神奈川県横浜市港南区上大岡西 1-6-1

神奈川公務法人営業部
神奈川県横浜市中区桜木町 1-1-8

川崎法人営業部
神奈川県川崎市川崎区砂子 1-8-1
神奈川県横浜市鶴見区矢向 5-6-2

新横浜法人営業部
神奈川県横浜市港北区新横浜 3-7-3

鶴見法人営業部
神奈川県横浜市鶴見区豊岡町 8-26

平塚法人営業部
神奈川県平塚市明石町 9-1
神奈川県小田原市栄町 2-8-41

藤沢法人営業部
神奈川県藤沢市藤沢 555
神奈川県大和市大和東 2-2-17

溝ノ口法人営業部
神奈川県川崎市高津区溝口 1-9-1

横浜駅前法人営業第一部
神奈川県横浜市西区北幸 1-3-23

横浜駅前法人営業第二部
神奈川県横浜市西区北幸 1-3-23

横浜法人営業部
神奈川県横浜市中区羽衣町 1-3-10

新潟法人営業部
新潟県新潟市東大通 1-4-2

甲府法人営業部
山梨県甲府市丸の内 2-29-1

上田法人営業部
長野県上田市中央 2-1-18

諏訪法人営業部
長野県諏訪市諏訪 1-5-25
長野県松本市深志 2-5-26

長野法人営業部
長野県長野市問御所町 1167-2

岐阜法人営業部
岐阜県岐阜市神田町 7-9

静岡法人営業部
静岡県静岡市追手町 7-4
静岡県沼津市大手町 3-8-23

浜松法人営業部
静岡県浜松市砂山町 325-6

刈谷法人営業部
愛知県刈谷市東陽町 2-18-1
愛知県豊田市喜多町 2-93

豊橋法人営業部
愛知県豊橋市広小路 3-49

名古屋法人営業第一部
愛知県名古屋市中区錦 2-18-19

名古屋法人営業第二部
愛知県名古屋市中区錦 2-18-19

名古屋法人営業第三部
愛知県名古屋市中区錦 2-18-19

西日本

富山法人営業部
富山県富山市中央通り 1-1-23

金沢法人営業部
石川県金沢市下堤町 7

福井法人営業部
福井県福井市大手 3-4-7

泉大津法人営業部
大阪府泉大津市旭町 20-2

立売堀法人営業部
大阪府大阪市西区立売堀 4-1-20

茨木法人営業部
大阪府茨木市永代町 7-6

今里法人営業部
大阪府大阪市東成区大今里西 2-17-19

梅田法人営業第一部
大阪府大阪市北区角田町 8-47

梅田法人営業第二部
大阪府大阪市北区角田町 8-47

大阪法人営業部
大阪府大阪市中央区北浜 4-6-5

大阪公務法人営業部
大阪府大阪市中央区北浜 4-7-19

大阪中央法人営業第一部
大阪府大阪市中央区高麗橋 1-8-13

大阪中央法人営業第二部
大阪府大阪市中央区高麗橋 1-8-13

大阪西法人営業部
大阪府大阪市西区新町 1-9-2

門真法人営業部
大阪府門真市末広町 41-1
大阪府守口市京阪本通 1-1-4

岸和田法人営業部
大阪府岸和田市五軒屋町 15-10
大阪府貝塚市海塚 254

粉浜法人営業部
大阪府大阪市住之江区粉浜 2-14-27

堺法人営業部
大阪府堺市堺区三国ヶ丘御幸通 152
大阪府堺市西区鳳東町 4-307

十三法人営業部
大阪府大阪市淀川区十三本町 1-6-27

城東法人営業部
大阪府大阪市城東区蒲生 4-22-12

新大阪法人営業部
大阪府大阪市淀川区宮原 4-1-6

船場法人営業部
大阪府大阪市中央区南船場 3-10-19

玉造法人営業部
大阪府大阪市中央区玉造 1-5-12

天下茶屋法人営業部
大阪府大阪市西成区潮路 1-1-5

天王寺駅前法人営業第一部
大阪府大阪市天王寺区堀越町 16-10

天王寺駅前法人営業第二部
大阪府大阪市天王寺区堀越町 16-10

天満橋法人営業部
大阪府大阪市中央区天満橋京町 2-13
大阪府大阪市都島区東野田町 2-4-19

天六法人営業部
大阪府大阪市北区天神橋 6-3-16

堂島法人営業第一部
大阪府大阪市北区堂島 1-6-20

堂島法人営業第二部
大阪府大阪市北区堂島 1-6-20

豊中法人営業部
大阪府豊中市本町 1-9-1

難波法人営業第一部
大阪府大阪市浪速区難波中 2-10-70

難波法人営業第二部
大阪府大阪市浪速区難波中 2-10-70

西野田法人営業部
大阪府大阪市福島区大開 1-14-16

東大阪法人営業部
大阪府東大阪市長堂 1-5-1

枚方法人営業部
大阪府枚方市岡東町 21-10

備後町法人営業部
大阪府大阪市中央区道修町 4-1-1

深江橋法人営業部
大阪府大阪市城東区永田 4-17-12

藤井寺法人営業部
大阪府藤井寺市岡 1-15-8
大阪府松原市高見の里 4-766

法人財務開発第二部
大阪府大阪市中央区北浜 4-6-5

御堂筋法人営業部
大阪府大阪市中央区久太郎町 3-5-19

南森町法人営業部
大阪府大阪市北区南森町 2-1-29

八尾法人営業部
大阪府八尾市光町 1-61

京都法人営業第一部
京都府京都市下京区四条通烏丸東入
長刀鉾町 8

京都法人営業第二部
京都府京都市下京区四条通烏丸東入
長刀鉾町 8

京都法人営業第三部
京都府京都市下京区四条通烏丸東入
長刀鉾町 8
京都府京都市伏見区銀座町 1-354-1

明石法人営業部
兵庫県明石市大明石町 1-5-4
兵庫県三木市本町 2-3-12

尼崎法人営業部
兵庫県尼崎市昭和通 3-90-1

伊丹法人営業部
兵庫県伊丹市中央 3-5-23

加古川法人営業部
兵庫県加古川市加古川町寺家町 53-2

神戸法人営業第一部
兵庫県神戸市中央区浪花町 56

神戸法人営業第二部
兵庫県神戸市中央区浪花町 56

神戸法人営業第三部
兵庫県神戸市中央区浪花町 56

神戸公務法人営業部
兵庫県神戸市中央区浪花町 56

三田篠山法人営業部
兵庫県三田市中央町 4-1
兵庫県篠山市二階町 60

洲本法人営業部
兵庫県洲本市本町 4-5-10

豊岡法人営業部
兵庫県豊岡市元町 12-1

西宮法人営業部
兵庫県西宮市六湛寺町 14-12

北播磨法人営業部
兵庫県西脇市西脇 951
兵庫県加西市北条町北条 910

東神戸法人営業部
兵庫県神戸市東灘区御影本町 4-10-4

姫路法人営業部
兵庫県姫路市呉服町 54
兵庫県たつの市龍野町富永 288-3

兵庫法人営業部
兵庫県神戸市兵庫区湊町 4-2-10

奈良法人営業部
奈良県奈良市角振町 35

和歌山法人営業部
和歌山県和歌山市六番丁 10

岡山法人営業部
岡山県岡山市本町 3-6-101

尾道法人営業部
広島県尾道市土堂 1-8-3
広島県福山市霞町 1-1-24

広島法人営業部
広島県広島市中区紙屋町 1-3-2

下関法人営業部
山口県下関市竹崎町 1-15-20

高松法人営業部
香川県高松市兵庫町 10-4
徳島県徳島市八百屋町 1-14

四国法人営業部
愛媛県新居浜市中須賀町 1-7-33
愛媛県松山市千舟町 4-5-4

北九州法人営業部
福岡県北九州市小倉北区魚町 1-5-16

筑後法人営業部
福岡県久留米市日吉町 15-52
福岡県大牟田市栄町 1-2-1

福岡法人営業第一部
福岡県福岡市博多区博多駅前 1-1-1

福岡法人営業第二部
福岡県福岡市博多区博多駅前 1-1-1

佐賀法人営業部
佐賀県佐賀市八幡小路 2-3
長崎県長崎市万才町 3-5

熊本法人営業部
熊本県熊本市魚屋町 2-1

大分法人営業部
大分県大分市中央町 1-3-22

鹿児島法人営業部
鹿児島県鹿児島市大黒町 4-4

ビジネスサポートプラザ

東日本

池袋ビジネスサポートプラザ
東京都豊島区西池袋 1-21-7

上野ビジネスサポートプラザ
東京都台東区台東 4-11-4

神田ビジネスサポートプラザ
東京都千代田区神田小川町 1-1

銀座ビジネスサポートプラザ
東京都中央区銀座 6-10-15

麹町ビジネスサポートプラザ
東京都千代田区麹町 6-6
東京都港区赤坂 3-3-3

五反田ビジネスサポートプラザ
東京都品川区東五反田 1-14-10

渋谷駅前ビジネスサポートプラザ
東京都渋谷区道玄坂 1-2-2
東京都世田谷区太子堂 4-1-1

新宿ビジネスサポートプラザ
東京都新宿区新宿 3-24-1

新宿西口ビジネスサポートプラザ
東京都新宿区西新宿 1-7-1
東京都渋谷区幡ヶ谷 1-3-9

東日本ビジネスサポートプラザ
東京都新宿区四谷 2-3-5
神奈川県横浜市中区本町 2-20

横浜駅前ビジネスサポートプラザ
神奈川県横浜市西区北幸 1-4-1
神奈川県横浜市中区本町 2-20

名古屋駅前ビジネスサポートプラザ
愛知県名古屋市中村区名駅 1-2-5
愛知県名古屋市中区錦 2-18-24

上前津ビジネスサポートプラザ
愛知県名古屋市中区大須 3-46-24

本山ビジネスサポートプラザ
愛知県名古屋市千種区末盛通 5-9

西日本

阿倍野ビジネスサポートプラザ
大阪府大阪市阿倍野区阿倍野筋 1-1-43
大阪府大阪市平野区平野上町 2-7-9

梅田ビジネスサポートプラザ
大阪府大阪市北区角田町 8-47

難波ビジネスサポートプラザ
大阪府大阪市浪速区難波中 2-10-70
大阪府大阪市大正区泉尾 1-2-17

西日本ビジネスサポートプラザ
大阪府大阪市西区南堀江 1-4-11
兵庫県神戸市中央区三宮町 1-5-1

備後町ビジネスサポートプラザ
大阪府大阪市中央区道修町 4-1-1

三宮ビジネスサポートプラザ
兵庫県神戸市中央区三宮町 1-5-1

店舗再編状況

店舗統合（平成18年6月30日現在）

（統合実施済み）

店番号	統合店	店番号	継承店
357	青葉台南支店	579	青葉台支店
269	赤坂山王支店	825	赤坂支店
540	明石駅前支店	425	明石支店
829	赤羽東支店	226	赤羽支店
004	阿佐ヶ谷北支店	792	阿佐ヶ谷支店
033	浅草西支店	230	浅草支店
241	浅草橋南支店	614	浅草橋支店
857	あざみ野西支店	573	あざみ野支店
538	芦屋北口支店	380	芦屋駅前支店
343	厚木北支店	595	厚木支店
670	飯田橋西口支店	888	飯田橋支店
754	池田南口支店	153	池田支店
545	生駒東支店	773	生駒支店
746	伊勢佐木町支店	321	横浜中央支店
534	伊丹東支店	355	伊丹支店
262	市ヶ谷支店	888	飯田橋支店
405	一宮支店	402	名古屋駅前支店
071	市原支店	066	千葉支店
478	伊東支店	862	小田原支店
	イトーヨーカドー葛西店出張所	823	葛西支店
752	茨木東口支店	169	茨木支店
520	今里南支店	105	今里支店
047	入間支店	516	小手指支店
727	歌島橋西支店	126	歌島橋支店
872	梅島支店	248	千住支店
044	梅島駅前支店	839	五反野支店
146	梅田北口支店	127	梅田支店
430	梅田南支店	127	梅田支店
806	浦和駅前支店	040	浦和支店
686	海老名出張所	595	厚木支店
876	大泉駅前支店	608	大泉支店
826	大井町支店	785	大森支店
866	大口支店	578	東神奈川支店
136	大阪駅前支店	127	梅田支店
530	大阪北支店	127	梅田支店
263	大塚駅前支店	227	大塚支店
914	大宮西支店	514	大宮支店
236	大森西口支店	785	大森支店
229	御徒町支店	779	上野支店
017	岡谷支店	018	諏訪支店
601	岡山東支店	651	岡山支店
802	小樽支店	301	札幌支店
824	お花茶屋支店	231	葛飾支店
310	オリンピック湘南支店	565	平塚支店
336	学芸大学駅東支店	094	学芸大学駅前支店
722	鹿児島南支店	508	鹿児島支店
919	鹿島田支店	021	平間支店
342	柏東口支店	498	柏支店
286	春日支店	813	小石川支店
903	春日部駅前支店	005	春日部支店
043	加須支店	005	春日部支店
622	葛飾西支店	231	葛飾支店
035	葛飾東支店	231	葛飾支店
820	金町支店	691	綾瀬支店
312	蒲田北支店	239	蒲田支店
787	蒲田東支店	239	蒲田支店
838	上大岡駅前支店	566	上大岡支店
782	亀戸北支店	254	亀戸支店
324	川崎駅前支店	755	川崎支店
577	河内小阪支店	166	小阪支店
060	かわつる出張所	058	坂戸支店
537	川西南支店	356	川西支店
024	神田小川町支店	219	神田支店
281	神田橋支店	219	神田支店
062	菊川支店	615	錦糸町支店
766	岸和田駅前支店	171	岸和田支店
309	吉祥寺北支店	845	吉祥寺支店
359	行徳駅前支店	206	行徳支店
511	京都中央支店	496	京都支店
214	銀座通支店	026	銀座支店
297	錦糸町北支店	615	錦糸町支店
243	錦糸町南支店	615	錦糸町支店
088	九段営業部	200	本店営業部
621	熊取代理店	174	佐野支店
581	苦楽園出張所	374	夙川支店
256	京成小岩支店	643	小岩支店
822	小岩南支店	643	小岩支店
815	高円寺北口支店	089	高円寺支店
902	高座渋谷支店	347	大和支店
584	甲東園出張所	376	甲東支店
521	神戸中央支店	500	神戸営業部
617	神戸貿易センター出張所	500	神戸営業部
135	高麗橋支店	710	大阪中央支店
885	小金井南支店	848	小金井支店
666	国分寺西代理店	666	国立支店
713	小倉支店	704	北九州支店
233	五反田西口支店	653	五反田支店
367	駒ヶ林支店	400	長田支店
765	金剛北支店	194	金剛支店
771	西大寺支店	546	学園前支店
561	堺北支店	178	堺支店
414	栄町支店	500	神戸営業部
539	逆瀬川駅前支店	378	逆瀬川支店
600	桜上水支店	255	下高井戸支店
075	佐倉南代理店	075	佐倉支店
580	笹塚北支店	921	笹塚支店
801	札幌大通支店	301	札幌支店
385	三軒茶屋支店	788	世田谷支店
410	三神ビル出張所	410	三宮支店
587	三田中央支店	391	三田支店
522	三宮南支店	410	三宮支店
510	志木支店	349	新座志木支店
515	四条大宮支店	496	京都支店
476	静岡北支店	332	静岡支店
680	品川駅前支店	623	三田通支店
265	芝支店	679	浜松町支店
654	渋谷西出張所	654	渋谷支店
917	下馬支店	788	世田谷支店
323	自由が丘東支店	655	自由が丘支店
809	十条支店	226	赤羽支店
519	十三駅前支店	134	十三支店
860	宿河原支店	596	溝ノ口支店
576	新川崎支店	755	川崎支店
086	神宮前支店	654	渋谷支店

店番号	統合店	店番号	継承店
652	新小岩南支店	232	新小岩支店
840	新宿御苑前支店	661	新宿通支店
025	新宿新都心支店	259	新宿西口支店
042	新中野支店	814	中野坂上支店
616	神保町支店	219	神田支店
594	新松戸駅前出張所	844	新松戸出張所
550	新百合ヶ丘駅前支店	360	新百合ヶ丘支店
203	新横浜駅前支店	322	新横浜支店
816	巣鴨駅前支店	693	巣鴨支店
257	砂町東特別出張所	150	砂町支店
199	世田谷通支店	597	経堂支店
253	世田谷西支店	788	世田谷支店
837	千石支店	228	白山支店
642	千住西支店	248	千住支店
811	仙台駅前支店	311	仙台支店
065	祖師谷支店	222	成城支店
471	代官山支店	654	渋谷支店
028	高崎支店	027	前橋支店
063	高田馬場東支店	273	高田馬場支店
807	立川駅前支店	742	立川支店
068	館山支店	074	木更津支店
882	田無駅前支店	851	田無支店
468	玉造西支店	110	玉造支店
246	千鳥町支店	810	下丸子支店
327	千葉東支店	066	千葉支店
585	塚口北出張所	420	塚口支店
202	月島支店	625	築地支店
406	津島支店	402	名古屋駅前支店
145	綱島東口支店	329	綱島支店
911	鶴見北口支店	572	鶴見支店
446	天六北支店	130	天六支店
149	道頓堀支店	111	難波支店
250	ときわ台駅前支店	672	ときわ台支店
050	所沢駅前支店	345	所沢支店
350	戸塚北支店	791	戸塚支店
753	豊中本町支店	154	豊中支店
490	豊橋駅前支店	404	豊橋支店
137	中之島支店	101	大阪本店営業部
445	中之島西支店	101	大阪本店営業部
790	中野通支店	223	中野支店
401	名古屋中央支店	481	名古屋支店
483	名古屋東口支店	402	名古屋駅前支店
447	難波駅前支店	111	難波支店
331	新潟北支店	007	新潟支店
224	西荻窪南支店	082	西荻窪支店
023	西葛西北口支店	276	西葛西支店
047	西五反田支店	653	五反田支店
116	西田辺駅前支店	450	西田辺支店
851	西東京市役所出張所	851	田無支店
819	日暮里駅前支店	647	日暮里支店
133	日本一支店	111	難波支店
213	日本橋中央支店	015	東京中央支店
479	沼津支店	332	静岡支店
528	寝屋川東支店	157	寝屋川支店
272	幡ヶ谷南支店	669	幡ヶ谷支店
260	八王子北支店	843	八王子支店
208	羽田支店	785	大森支店
429	浜甲子園支店	582	甲子園支店
279	浜松町北支店	679	浜松町支店
854	羽村出張所	697	福生支店

店番号	統合店	店番号	継承店
306	阪急岡本出張所	306	甲南支店
532	阪神尼崎支店	419	尼崎支店
531	阪神西宮支店	370	西宮支店
724	阪神野田支店	119	西野田支店
196	東岸和田出張所	171	岸和田支店
215	日比谷通支店	632	日比谷支店
535	姫路北支店	451	姫路支店
764	枚方南口支店	158	枚方支店
768	広島北支店	605	広島支店
418	深江支店	379	芦屋支店
827	深川西支店	804	深川支店
659	深沢支店	658	桜新町支店
716	福岡中央支店	701	福岡支店
120	福島支店	119	西野田支店
745	藤井寺駅前支店	162	藤井寺支店
861	藤沢北支店	346	藤沢支店
606	富士見ヶ丘支店	638	永福町支店
251	府中駅前支店	628	府中支店
472	船橋駅前支店	325	船橋支店
636	本所支店	615	錦糸町支店
612	本町支店	695	日本橋支店
252	町田駅前支店	847	町田支店
892	松戸西口支店	497	松戸支店
016	松本支店	018	諏訪支店
631	丸ノ内仲通支店	245	丸ノ内支店
207	瑞穂支店	482	上前津支店
205	みずほ台支店	354	志木ニュータウン支店
326	溝ノ口駅前支店	596	溝ノ口支店
683	三鷹駅前支店	247	三鷹支店
524	湊川南支店	320	兵庫支店
590	みなとみらい西出張所	588	横浜支店
687	南青山支店	258	青山支店
172	南戸塚代理店	172	港南台支店
503	都島支店	130	天六支店
358	宮崎台南支店	793	宮崎台支店
574	宮前平出張所	793	宮崎台支店
112	向島支店	230	浅草支店
583	武庫之荘駅前出張所	424	武庫之荘支店
267	目黒駅前支店	694	目黒支店
889	本八幡北口支店	077	本八幡支店
201	守谷代理店	201	取手支店
240	八重洲通支店	015	東京中央支店
415	山手支店	500	神戸営業部
831	用賀支店	831	二子玉川支店
328	横浜西支店	547	横浜駅前支店
474	吉田支店	473	甲府支店
291	四谷支店	218	麹町支店
610	四谷駅前支店	218	麹町支店
287	代々木支店	259	新宿西口支店
525	六甲北支店	421	六甲支店
571	和歌山北支店	542	和歌山支店
896	わらび西口支店	586	わらび支店

注：継承店が統合されている場合、現在の継承店を記載

海外 (平成18年6月30日現在)

店舗数　支店／16　出張所／4　駐在員事務所／13　合計／33

*他に主要な現地法人を掲載しております

アジア・オセアニア

●香港支店
7th & 8th Floor, One International Finance Centre, 1 Harbour View Street, Central, Hong Kong Special Administrative Region, The People's Republic of China

●上海支店
30F, HSBC Tower, 1000 Lu Jia Zui Ring Road, Pudong New Area, Shanghai, 200120 The People's Republic of China

●天津支店
Room No. 1210, Tianjin International Building, No. 75 Nan Jing Lu, Tianjin, 300050 The People's Republic of China

●広州支店
31F, Office Tower, CITIC Plaza, 233 Tianhe North Road, Guangzhou, Guangdong 510613 The People's Republic of China

●蘇州支店
23F, Metropolitan Towers No 199 Shi Shan Road, Suzhou New District, Suzhou, Jiangsu, 215011 The People's Republic of China

●杭州支店
23F, Golden Plaza, 118 Qing Chun Road, Xia Cheng District, Hangzhou, Zhejiang 310006 The People's Republic of China

●北京駐在員事務所
2902, Jing Guang Centre, Hujialou, Chaoyang District, Beijing, 100020 The People's Republic of China

●大連駐在員事務所
Senmao Building 9F, 147 Zhongshan Lu, Dalian,Liaoning 116011 The People's Republic of China

●重慶駐在員事務所
5F, Holiday Inn Yangtze Chongqing, 15 Nan Ping Bei Lu, Chongqing, 400060 The People's Republic of China

●瀋陽駐在員事務所
Room No. 606, Gloria Plaza Hotel Shenyang, No. 32 Yingbin Street, Shenhe District, Shenyang, Liaoning 110013 The People's Republic of China

●台北支店
Aurora International Building 9F, No. 2, Hsin Yi Rd. Sec. 5, Taipei, 110 Taiwan

●ソウル支店
Young Poong Bldg. 7F, 33, Seorin-dong, Jongno-gu, Seoul, 110-752, Korea

●シンガポール支店
3 Temasek Avenue #06-01, Centennial Tower, Singapore 039190, The Republic of Singapore

●ラブアン支店
Level 12 (B&C), Main Office Tower, Financial Park Labuan, Jalan Merdeka, 87000 Labuan, Federal Territory, Malaysia

●ラブアン支店
クアラルンプール出張所
Letter Box No. 25, 29th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia

●クアラルンプール駐在員事務所
Letter Box No. 25, 29th Floor, UBN Tower, 10, Jalan P. Ramlee, 50250 Kuala Lumpur, Malaysia

●インドネシア三井住友銀行
Summitmas II, 10th Floor, Jl. Jendral Sudirman Kav. 61-62, Jakarta 12190, Indonesia

●ハノイ駐在員事務所
Suite 1001, 10th Floor, Hanoi Central Office Building, 44B Ly Thuong Kiet Street, Hanoi, Vietnam

●ホーチミン支店
9th Floor, The Landmark, 5B Ton Duc Thang Street, District 1, Ho Chi Minh City, Vietnam

●ヤンゴン駐在員事務所
Room Number 717/718, Traders Hotel, 223 Sule Pagoda Road, Yangon, Myanmar

●バンコック支店
8th-10th Floor, Q.House Lumpini Building, 1 South Sathorn Road, Tungmahamek, Sathorn, Bangkok 10120 Thailand

●マニラ駐在員事務所
20th Floor, Rufino Pacific Tower, 6784 Ayala Avenue, Makati City, Metro Manila, The Philippines

●三井住友ファイナンス・オーストラリア
Level 35, The Chifley Tower 2, Chifley Square, Sydney, NSW 2000, Australia

アメリカ

●ニューヨーク支店
277 Park Avenue, New York, NY 10172, U.S.A.

●ケイマン支店
P.O. Box 694, Edward Street, George Town, Grand Cayman, Cayman Islands, British West Indies

●ニューヨーク支店
ロスアンゼルス出張所
777 South Figueroa Street, Suite 2600, Los Angeles, CA 90017, U.S.A.

●ニューヨーク支店
サンフランシスコ出張所
555 California Street, Suite 3350, San Francisco, CA 94104, U.S.A.

●ニューヨーク支店
ヒューストン出張所
Two Allen Center, 1200 Smith Street, Suite 1140 Houston, Texas 77002, U.S.A.

●マニュファクチャラーズ銀行
515 South Figueroa Street, Los Angeles, CA 90071, U.S.A.

●カナダ三井住友銀行
Ernst & Young Tower, Toronto Dominion Centre, Suite 1400, P.O. Box 172, 222 Bay Street, Toronto, Ontario M5K 1H6, Canada

●ブラジル三井住友銀行
Avenida Paulista, 37, Sao Paulo, Brazil

ヨーロッパ・アフリカ・中東

●欧州三井住友銀行
Temple Court, 11 Queen Victoria Street, London EC4N 4TA, U.K.

●欧州三井住友銀行 パリ支店
20, Rue de la Ville l'Evêque, 75008 Paris, France

●デュッセルドルフ支店
Prinzenallee 7,40549 Düsseldorf, Federal Republic of Germany

●ブラッセル支店
Avenue des Arts, 58, Bte. 18, 1000 Brussels, Belgium

●マドリード駐在員事務所
Serrano 16, 28001 Madrid, Spain

●三井住友ファイナンス・ダブリン
La Touche House, I.F.S.C., Custom House Docks, Dublin 1, Ireland

●欧州三井住友銀行
モスクワ駐在員事務所
Room Number 305, Building 5, Ilyinka St. 3/8 Moscow, 109012 Russian Federation

●バハレーン駐在員事務所
No. 406 & 407 (Entrance 3, 4th Floor) Manama Centre, Government Road, Manama, State of Bahrain

●テヘラン駐在員事務所
4th Floor, 80 Nezami Gangavi Street, Vali-e-Asr Avenue, Tehran 14348, Islamic Republic of Iran

●カイロ駐在員事務所
Flat No. 6, 14th Fl., 3 Ibn Kasir Street, Cornish El Nile, Giza, Arab Republic of Egypt

●ヨハネスブルグ駐在員事務所
Suite No. 2, Ground Floor, Gleneagles Building, Fairway Office Park, 52 Grosvenor Road, Bryanston, Sandton, South Africa

三井住友フィナンシャルグループの業務内容

1. 経営管理

銀行、その他銀行法により子会社とすることができる会社の経営管理を行っています。

2. その他

上記の業務に附帯する業務を行っています。

三井住友銀行の業務内容

1. 預金業務

（1）預金

当座預金、普通預金、貯蓄預金、通知預金、定期預金、別段預金、納税準備預金、非居住者円預金、外貨預金などを取り扱っています。

（2）譲渡性預金

譲渡可能な定期預金を取り扱っています。

2. 貸出業務

（1）貸付

手形貸付、証書貸付および当座貸越を取り扱っています。

（2）手形の割引

銀行引受手形、商業手形および荷付為替手形の割引を取り扱っています。

3. 商品有価証券売買業務

国債等公共債の売買業務を行っています。

4. 有価証券投資業務

預金の支払い準備および資金運用のため、国債、地方債、社債、株式、その他の証券に投資しています。

5. 内国為替業務

送金為替、振込および代金取立等を取り扱っています。

6. 外国為替業務

輸出、輸入および外国送金その他外国為替に関する各種業務を行っています。

7. 金融先物取引等の受託等業務

金融先物・オプション取引、証券先物・オプション取引の受託および金利先渡取引・為替先渡取引業務を行っています。

8. 社債受託および登録業務

社債の募集、管理の受託、担保付社債の担保に関する受託業務および登録に関する業務を行っています。

9. 信託業務

資産流動化業務に関する金銭債権の受託等の信託業務および信託代理店業務を行っています。

10. 主な附帯業務

（1）債務の保証（支払承諾）

（2）有価証券の貸付

（3）公共債の引受および窓口販売業務

（4）金銭債権の取得および譲渡（コマーシャルペーパー等の取り扱い）

（5）公共債の募集・管理の受託業務

（6）代理業務（中小企業金融公庫、国民生活金融公庫等の代理貸付業務等）

（7）金銭出納事務等（地方公共団体の指定金融機関業務、日本銀行代理店業務等、および株式払込金の受入・配当金支払い事務等）

（8）保護預りおよび貸金庫業務

（9）両替業務

（10）金融等デリバティブ・有価証券店頭デリバティブ取引等

（11）金の売買

（12）投資信託の受益証券の窓口販売業務

（13）証券仲介業務

（14）保険募集業務



財務データ

CONTENTS

SMFG

SMBC

旧わかしお銀行

連結財務諸表

当社の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。
以下の連結貸借対照表、連結損益計算書、連結剰余金計算書及び連結キャッシュ・フロー計算書は、上記の連結財務諸表に基づいて作成しております。

連結貸借対照表

（金額単位　百万円）

科目	平成16年度末 平成17年3月31日現在	平成17年度末 平成18年3月31日現在
（資産の部）		
現金預け金	4,989,814	7,107,469 ※8
コールローン及び買入手形	1,004,512	651,905
買現先勘定	124,856	117,474
債券貸借取引支払保証金	568,340	1,956,650
買入金銭債権	606,032	633,760
特定取引資産	3,769,073	4,078,025 ※8
金銭の信託	3,832	2,912
有価証券	24,233,701	25,505,861 ※1, 2, 8
貸出金	54,799,805	57,267,203 ※3, 4, 5, 6, 7, 8, 9
外国為替	895,586	947,744 ※7
その他資産	3,110,454	3,403,832 ※8, 10
動産不動産	836,053	806,369 ※8, 11, 12, 13
リース資産	1,007,015	999,915 ※12
繰延税金資産	1,598,158	1,051,609
連結調整勘定	13,381	6,612
支払承諾見返	3,444,799	3,508,695
貸倒引当金	△1,273,560	△1,035,468
資産の部合計	**99,731,858**	**107,010,575**
（負債の部）		
預金	68,474,861	70,834,125 ※8
譲渡性預金	2,713,270	2,708,643
コールマネー及び売渡手形	4,971,462	8,016,410 ※8
売現先勘定	405,671	396,205 ※8
債券貸借取引受入担保金	3,868,001	2,747,125 ※8
コマーシャル・ペーパー	374,100	10,000
特定取引負債	2,110,473	2,908,158 ※8
借用金	2,142,873	2,133,707 ※7, 8, 14
外国為替	478,482	447,722
短期社債	1,000	383,900
社債	4,339,497	4,241,417 ※15
信託勘定借	50,457	318,597
その他負債	2,363,786	2,625,594 ※8
賞与引当金	23,816	25,300
退職給付引当金	34,792	36,786
日本国際博覧会出展引当金	231	—
特別法上の引当金	1,093	1,141
繰延税金負債	45,259	49,484
再評価に係る繰延税金負債	90,994	50,133 ※11
支払承諾	3,444,799	3,508,695 ※8
負債の部合計	**95,934,927**	**101,443,151**
少数株主持分	**1,021,203**	**1,113,025**
（資本の部）		
資本金	1,352,651	1,420,877 ※16
資本剰余金	974,346	1,229,225
利益剰余金	329,963	992,064
土地再評価差額金	57,853	38,173 ※11
その他有価証券評価差額金	410,653	819,927
為替換算調整勘定	△79,883	△41,475
自己株式	△269,857	△4,393 ※17
資本の部合計	**2,775,728**	**4,454,399**
負債、少数株主持分及び資本の部合計	**99,731,858**	**107,010,575**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結損益計算書

（金額単位　百万円）

科目	平成16年度 自 平成16年4月１日 至 平成17年3月31日	平成17年度 自 平成17年4月１日 至 平成18年3月31日
経常収益	**3,580,796**	**3,705,136**
資金運用収益	1,521,728	1,662,600
貸出金利息	1,145,653	1,214,142
有価証券利息配当金	256,396	317,352
コールローン利息及び買入手形利息	7,095	14,330
買現先利息	3,163	6,767
債券貸借取引受入利息	185	613
預け金利息	36,183	59,875
その他の受入利息	73,050	49,519
信託報酬	2,609	8,631
役務取引等収益	596,086	703,928
特定取引収益	144,587	32,807
その他業務収益	1,058,289	1,144,147
リース料収入	428,729	429,274
割賦売上高	222,355	238,537
その他の業務収益	407,205	476,335
その他経常収益	257,495	153,021 ※1
経常費用	**3,611,089**	**2,741,582**
資金調達費用	350,385	500,993
預金利息	131,498	266,648
譲渡性預金利息	3,713	12,877
コールマネー利息及び売渡手形利息	3,917	5,969
売現先利息	3,472	7,447
債券貸借取引支払利息	51,853	58,292
コマーシャル・ペーパー利息	224	69
借用金利息	36,793	29,016
短期社債利息	0	375
社債利息	84,694	86,010
その他の支払利息	34,217	34,285
役務取引等費用	79,976	84,336
特定取引費用	199	—
その他業務費用	867,748	876,635
賃貸原価	383,177	385,307
割賦原価	205,775	219,026
その他の業務費用	278,796	272,301
営業経費	852,715	853,796 ※2
その他経常費用	1,460,064	425,819
貸倒引当金繰入額	288,902	163,549
その他の経常費用	1,171,161	262,269 ※3
経常利益（△は経常損失）	**△30,293**	**963,554**
特別利益	**9,074**	**97,952**
動産不動産処分益	4,909	5,794
償却債権取立益	1,032	31,584
その他の特別利益	3,132	60,574 ※4
特別損失	**87,316**	**18,144**
動産不動産処分損	68,883	5,242
減損損失	—	12,303 ※5
証券取引責任準備金繰入額	23	47
その他の特別損失	18,409	551
税金等調整前当期純利益（△は税金等調整前当期純損失）	**△108,535**	**1,043,362**
法人税、住民税及び事業税	**30,638**	**69,818**
還付法人税等	**8,869**	**—**
法人税等調整額	**52,912**	**226,901**
少数株主利益	**50,983**	**59,800**
当期純利益（△は当期純損失）	**△234,201**	**686,841**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結剰余金計算書

（金額単位　百万円）

科目	平成16年度 自 平成16年4月 1 日 至 平成17年3月31日	平成17年度 自 平成17年4月 1 日 至 平成18年3月31日
（資本剰余金の部）		
資本剰余金期首残高	**865,282**	**974,346**
資本剰余金増加高	**109,064**	**254,878**
増資による新株の発行	105,001	68,225
自己株式処分差益	4,063	186,653
資本剰余金期末残高	**974,346**	**1,229,225**
（利益剰余金の部）		
利益剰余金期首残高	**611,189**	**329,963**
利益剰余金増加高	**3,863**	**706,506**
当期純利益	—	686,841
連結子会社の増加に伴う増加高	—	3
連結子会社の減少に伴う増加高	4	11
持分法適用会社の減少に伴う増加高	1,747	—
土地再評価差額金の取崩に伴う増加高	2,111	19,649
利益剰余金減少高	**285,088**	**44,405**
当期純損失	234,201	—
配当金	46,421	44,389
連結子会社の増加に伴う減少高	—	5
連結子会社の減少に伴う減少高	0	10
持分法適用会社の減少に伴う減少高	4,466	—
利益剰余金期末残高	**329,963**	**992,064**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結キャッシュ・フロー計算書

（金額単位　百万円）

区分	平成16年度 自 平成16年4月１日 至 平成17年3月31日	平成17年度 自 平成17年4月１日 至 平成18年3月31日
Ⅰ 営業活動によるキャッシュ・フロー		
税金等調整前当期純利益（△は税金等調整前当期純損失）	△108,535	1,043,362
動産不動産等減価償却費	84,120	82,671
リース資産減価償却費	340,777	336,871
減損損失	—	12,303
連結調整勘定償却額	10,017	6,270
持分法による投資損益（△）	△27,142	△31,887
子会社株式売却損益及び子会社の増資に伴う持分変動損益（△）	—	△63,257
貸倒引当金の増加額	△140,104	△241,530
賞与引当金の増加額	1,497	1,403
退職給付引当金の増加額	134,819	1,993
日本国際博覧会出展引当金の増加額	114	△231
資金運用収益	△1,521,728	△1,662,600
資金調達費用	350,385	500,993
有価証券関係損益（△）	102,784	△27,853
金銭の信託の運用損益（△）	△0	△13
為替差損益（△）	△105,603	△175,815
動産不動産処分損益（△）	63,973	△551
リース資産処分損益（△）	△3,345	△3,235
特定取引資産の純増（△）減	△468,577	△225,005
特定取引負債の純増減（△）	246,434	746,642
貸出金の純増（△）減	468,339	△2,311,499
預金の純増減（△）	3,137,797	2,210,634
譲渡性預金の純増減（△）	△806,192	△8,026
借用金（劣後特約付借入金を除く）の純増減（△）	△180,888	90,612
有利息預け金の純増（△）減	△245,726	175,960
コールローン等の純増（△）減	△743,218	342,387
債券貸借取引支払保証金の純増（△）減	440,987	△1,388,310
コールマネー等の純増減（△）	△2,013,905	3,027,037
コマーシャル・ペーパーの純増減（△）	91,400	△364,100
債券貸借取引受入担保金の純増減（△）	△2,078,345	△1,120,876
外国為替（資産）の純増（△）減	△151,254	△46,473
外国為替（負債）の純増減（△）	△94,405	△31,381
短期社債（負債）の純増減（△）	1,000	382,900
普通社債の発行・償還による純増減（△）	130,498	△365,646
信託勘定借の純増減（△）	14,424	268,140
資金運用による収入	1,553,995	1,691,320
資金調達による支出	△336,234	△509,760
取引約定未払金の純増減（△）	△1,020,879	—
その他	△350,488	△104,996
小計	△3,223,208	2,238,450
法人税等の支払額	△56,914	△30,096
営業活動によるキャッシュ・フロー	**△3,280,122**	**2,208,354**

（次ページに続く）

（連結キャッシュ・フロー計算書続き）

（金額単位　百万円）

区分	平成16年度 自 平成16年4月1日 至 平成17年3月31日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
II 投資活動によるキャッシュ・フロー		
有価証券の取得による支出	△46,309,832	△43,620,790
有価証券の売却による収入	36,134,383	33,089,259
有価証券の償還による収入	13,118,211	10,164,213
金銭の信託の増加による支出	—	△2,851
金銭の信託の減少による収入	0	3,789
動産不動産の取得による支出	△56,945	△43,066
動産不動産の売却による収入	93,474	17,733
リース資産の取得による支出	△396,497	△380,894
リース資産の売却による収入	43,702	55,186
子会社株式の一部売却による収入	—	54,937
連結範囲の変更を伴う子会社株式の取得による支出	△2,970	—
投資活動によるキャッシュ・フロー	**2,623,525**	**△662,482**
III 財務活動によるキャッシュ・フロー		
劣後特約付借入による収入	36,000	103,000
劣後特約付借入金の返済による支出	△72,212	△215,884
劣後特約付社債・新株予約権付社債の発行による収入	440,237	431,458
劣後特約付社債・新株予約権付社債の償還による支出	△234,983	△198,800
株式等の発行による収入	210,003	136,451
配当金支払額	△46,463	△44,373
少数株主からの払込みによる収入	21,024	59,640
少数株主への配当金支払額	△39,457	△42,366
自己株式の取得による支出	△269,012	△2,209
自己株式の売却による収入	9,063	—
自己株式の処分による収入	—	452,549
財務活動によるキャッシュ・フロー	**54,199**	**679,464**
IV 現金及び現金同等物に係る換算差額	**△378**	**3,840**
V 現金及び現金同等物の増加額	**△602,776**	**2,229,177**
VI 現金及び現金同等物の期首残高	**3,529,479**	**2,930,645**
VII 連結子会社の合併に伴う現金及び現金同等物の増加額	**3,941**	**—**
VIII 連結除外に伴う現金及び現金同等物の減少額	**—**	**△0**
IX 現金及び現金同等物の期末残高	**2,930,645**	**5,159,822** ※1

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結財務諸表作成のための基本となる重要な事項（当連結会計年度 自 平成17年4月1日 至 平成18年3月31日）

1. 連結の範囲に関する事項

（1）連結子会社 162社

主要な会社名

株式会社三井住友銀行
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
三井住友銀リース株式会社
三井住友カード株式会社
SMBCファイナンスサービス株式会社
SMBCフレンド証券株式会社
株式会社日本総合研究所
SMBC Capital Markets, Inc.

なお、日綜（上海）信息系統有限公司他19社は新規設立等により、当連結会計年度から連結子会社としております。

わかしおオフィスサービス株式会社他12社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。また、エスエムエルシー・ケンタウルス有限会社他11社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結子会社から除外し、持分法非適用の非連結子会社としております。

（2）非連結子会社

主要な会社名

SBCS Co., Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第5条第1項ただし書第2号により、連結の範囲から除外しております。

また、その他の非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

（1）持分法適用の非連結子会社 3社

主要な会社名

SBCS Co., Ltd.

SBL Holdings Limitedは清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。

（2）持分法適用の関連会社 60社

主要な会社名

プロミス株式会社
大和証券エスエムビーシー株式会社
エヌ・アイ・エフSMBCベンチャーズ株式会社
大和住銀投信投資顧問株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

なお、旧エヌ・アイ・エフベンチャーズ株式会社（エヌ・アイ・エフSMBCベンチャーズ株式会社に商号変更）他14社は株式取得等により、当連結会計年度から持分法適用の関連会社としております。

また、P. T. Perjahl Leasing Indonesia 他3社は株式売却等により、当連結会計年度より持分法適用の関連会社から除外しております。

（3）持分法非適用の非連結子会社

子会社エス・ビー・エル・マーキュリー有限会社他120社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第10条第1項ただし書第2号により、持分法非適用にしております。

（4）持分法非適用の関連会社

主要な会社名

Daiwa SB Investments (USA) Ltd.

持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の事業年度等に関する事項

（1）連結子会社の決算日は次のとおりであります。

6月末日	2社
9月末日	5社
10月末日	1社
11月末日	2社
12月末日	64社
1月末日	1社
2月末日	2社
3月末日	85社

当連結会計年度より、海外連結子会社1社において、決算日を従来の12月末日から3月末日に変更しているため、連結財務諸表上、同社の損益は平成17年1月1日から平成18年3月31日までの15カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

（2）6月末日、9月末日及び11月末日を決算日とする連結子会社は、3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、平成18年1月に設立された12月末日を決算日とする連結子会社については、3月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

（1）特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

（2）有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は、上記（1）及び（2）①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法
デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法
①動産不動産及びリース資産
当社及び連結子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。
建物　7年～50年
動産　2年～20年
その他の連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
②ソフトウェア
自社利用のソフトウェアについては、当社及び国内連結子会社における利用可能期間（主として5年）に基づく定額法により償却しております。

(5) 貸倒引当金の計上基準
主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
なお、連結子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
その他の連結会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は799,143百万円であります。

(6) 賞与引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(7) 退職給付引当金の計上基準
退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。
過去勤務債務：
その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異：
各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

(8) 特別法上の引当金の計上基準
特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,122百万円であり、次のとおり計上しております。
①金融先物取引責任準備金
金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
②証券取引責任準備金
国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

(9) 外貨建資産・負債の換算基準
連結子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
また、その他の連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(10) リース取引の処理方法
当社及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(11) リース取引等に関する収益及び費用の計上基準
①リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
②割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(12) 重要なヘッジ会計の方法
・金利リスク・ヘッジ
連結子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。
相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。

・為替変動リスク・ヘッジ

連結子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、国内リース連結子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第19号)に定められた処理を行っております。

(13) 消費税等の会計処理

当社及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6. 連結調整勘定の償却に関する事項

三井住友カード株式会社及び三井住友銀リース株式会社に係る連結調整勘定は5年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

7. 利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。

8. 連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【連結財務諸表作成のための基本となる重要な事項の変更】

(固定資産の減損に係る会計基準)

「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第6号　平成15年10月31日)を当連結会計年度から適用しております。これにより税金等調整前当期純利益は11,523百万円減少しております。

なお、銀行業においては、「銀行法施行規則」(昭和57年大蔵省令第10号)に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

【表示方法の変更】

(連結キャッシュ・フロー計算書関係)

前連結会計年度において、営業活動によるキャッシュ・フローの「その他」に含めて表示しておりました「子会社株式売却損益及び子会社の増資に伴う持分変動損益(△)」(前連結会計年度△3,120百万円)は、重要性が増加したため、当連結会計年度より区分掲記しております。

前連結会計年度において、営業活動によるキャッシュ・フローに区分掲記しておりました「取引約定未払金の純増減(△)」(当連結会計年度△788百万円)は、重要性が低下したため、当連結会計年度より「その他」に含めて表示しております。

前連結会計年度における財務活動によるキャッシュ・フローの「自己株式の売却による収入」(当連結会計年度452,277百万円)は、当連結会計年度より「自己株式の処分による収入」に含めて表示しております。

【追加情報】

(新株式発行及び自己株式の売出し)

平成18年1月31日付で1株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、1株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年2月28日付で1株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、その他の経常費用には本発行に係る引受手数料相当額は含まれておりません。なお、1株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本剰余金に組み入れております。

さらに、平成18年1月31日付で1株当たりの売出価格1,166,200円、処分価額1,130,500円として400千株の自己株式の処分(引受人の買取引受けによる売出し)を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、その他の経常費用には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額を資本剰余金に計上しております。

注記事項（当連結会計年度 自 平成17年4月1日 至 平成18年3月31日）

（連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式494,538百万円及び出資金4,121百万円を含んでおります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,331百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,713,027百万円、当連結会計年度末に当該処分をせずに所有しているものは199,720百万円であります。

※3. 貸出金のうち、破綻先債権額は59,332百万円、延滞債権額は714,366百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は24,571百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は444,889百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,243,160百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は891,160百万円であります。このうち、手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、2,918百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	79,117百万円
特定取引資産	114,551百万円
有価証券	9,229,645百万円
貸出金	1,552,435百万円
その他資産（延払資産等）	1,131百万円
担保資産に対応する債務	
預金	19,111百万円
コールマネー及び売渡手形	6,996,598百万円
売現先勘定	383,597百万円
債券貸借取引受入担保金	2,543,261百万円
特定取引負債	196,137百万円
借用金	27,019百万円
その他負債	36,317百万円
支払承諾	157,658百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,729百万円、特定取引資産665,395百万円及び有価証券4,072,275百万円を差し入れております。
また、動産不動産のうち保証金権利金は97,162百万円、その他資産のうち先物取引差入証拠金は14,631百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,176,896百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが32,754,665百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は610,517百万円、繰延ヘッジ利益の総額は436,183百万円であります。

※11. 連結子会社である三井住友銀行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

また、その他の一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

連結子会社である三井住友銀行

平成10年3月31日及び平成14年3月31日

その他の一部の連結子会社

平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法

連結子会社である三井住友銀行

土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

その他の一部の連結子会社

土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より15,253百万円下回っております。

※12. 動産不動産の減価償却累計額は546,672百万円、リース資産の減価償却累計額は1,564,686百万円であります。

※13. 動産不動産の圧縮記帳額 65,269百万円
(当連結会計年度圧縮記帳額 ―百万円)

※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金622,500百万円が含まれております。

※15. 社債には、劣後特約付社債2,132,066百万円が含まれております。

※16. 当社の発行済株式の総数

普通株式	7,424千株
第一種優先株式	35千株
第二種優先株式	100千株
第三種優先株式	695千株
第1回第四種優先株式	4千株
第2回第四種優先株式	4千株
第3回第四種優先株式	4千株
第4回第四種優先株式	4千株
第5回第四種優先株式	4千株
第6回第四種優先株式	4千株
第7回第四種優先株式	4千株
第8回第四種優先株式	4千株
第9回第四種優先株式	4千株
第10回第四種優先株式	4千株
第11回第四種優先株式	4千株
第12回第四種優先株式	4千株
第1回第六種優先株式	70千株

※17. 連結会社及び持分法を適用した非連結子会社並びに関連会社が保有する当社の株式の数

普通株式 6千株

(連結損益計算書関係)

※1. その他経常収益には、株式等売却益93,433百万円及び持分法による投資利益31,887百万円を含んでおります。

※2. 営業経費には、研究開発費133百万円を含んでおります。

※3. その他の経常費用には、貸出金償却69,355百万円、株式等償却32,345百万円及び延滞債権等を売却したことによる損失100,666百万円を含んでおります。

※4. その他の特別利益は、子会社株式の売却及び子会社の増資に伴う持分変動による利益60,574百万円であります。

※5. 当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

(金額単位 百万円)

地域	主な用途	種類	減損損失額
首都圏	遊休資産 47物件	土地、建物等	5,277
近畿圏	営業用店舗 15カ店	土地、建物等	4,668
	遊休資産 29物件		2,022
その他	遊休資産 15物件	土地、建物等	334

連結子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点(物理的に同一の資産を共有する拠点)をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、その他の連結会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は5~6%であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

(連結キャッシュ・フロー計算書関係)

※1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

(金額単位 百万円)

	平成18年3月31日現在
現金預け金勘定	7,107,469
有利息預け金	△1,947,647
現金及び現金同等物	5,159,822

(リース取引関係)

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

(1) 借手側

・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

(金額単位 百万円)

	動産	その他	合計
取得価額相当額	7,464	313	7,778
減価償却累計額相当額	3,146	193	3,339
年度末残高相当額	4,317	120	4,438

・未経過リース料年度末残高相当額

(金額単位　百万円)

1年内	1年超	合計
1,653	2,888	4,542

・支払リース料、減価償却費相当額及び支払利息相当額
　支払リース料　1,509百万円
　減価償却費相当額　1,383百万円
　支払利息相当額　141百万円
・減価償却費相当額の算定方法
　リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
　リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

(2) 貸手側
・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

(金額単位　百万円)

	動産	その他	合計
取得価額	1,834,771	670,443	2,505,215
減価償却累計額	1,173,611	376,694	1,550,306
年度末残高	661,159	293,749	954,908

・未経過リース料年度末残高相当額

(金額単位　百万円)

1年内	1年超	合計
304,065	667,086	971,151

このうち転貸リースに係る貸手側の未経過リース料年度末残高相当額は1,963百万円(うち1年以内707百万円)であります。なお借手側の未経過リース料年度末残高相当額は概ね同額であり、上記の(1)借手側の未経過リース料年度末残高相当額に含まれております。
・受取リース料、減価償却費及び受取利息相当額
　受取リース料　412,926百万円
　減価償却費　327,776百万円
　受取利息相当額　58,255百万円
・利息相当額の算定方法
　リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引
(1) 借手側
・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
18,089	87,061	105,150

(2) 貸手側
・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
11,703	28,648	40,352

なお、上記1.、2.に記載した貸手側の未経過リース料のうち56,572百万円を借用金等の担保に提供しております。

(退職給付関係)

1. 採用している退職給付制度の概要
　国内連結子会社は、確定給付型の制度として、確定給付企業年金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。
　また、一部の国内連結子会社は、確定拠出年金制度を設けております。
　なお、連結子会社である三井住友銀行及び一部の国内連結子会社において退職給付信託を設定しております。

2. 退職給付債務に関する事項

(金額単位　百万円)

		平成18年3月31日現在
退職給付債務	(A)	△909,802
年金資産	(B)	1,236,535
未積立退職給付債務	(C)＝(A)＋(B)	326,733
未認識数理計算上の差異	(D)	△126,816
未認識過去勤務債務	(E)	△59,727
連結貸借対照表計上額の純額	(F)＝(C)＋(D)＋(E)	140,189
前払年金費用	(G)	176,976
退職給付引当金	(F)－(G)	△36,786

(注) 1. 連結子会社である三井住友銀行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年1月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。また、平成17年9月1日に厚生労働大臣から過去分返上の認可を受け、厚生年金基金制度から確定給付企業年金制度へ移行しております。
2. 一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年1月17日付で厚生労働大臣から将来分支給義務免除の認可を受けております。また、平成16年5月1日に厚生労働大臣から過去分返上の認可を受け、厚生年金基金制度から確定給付企業年金制度へ移行しております。
3. 一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。
4. 総合設立型の厚生年金基金制度に係る年金資産(掛金拠出割合按分額)は18,701百万円であり、上記年金資産には含めておりません。

3. 退職給付費用に関する事項

(金額単位　百万円)

	平成17年度
勤務費用	20,600
利息費用	22,002
期待運用収益	△24,416
数理計算上の差異の費用処理額	23,343
過去勤務債務の費用処理額	△9,374
その他(臨時に支払った割増退職金等)	3,263
退職給付費用	35,419

(注) 簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。

4. 退職給付債務等の計算の基礎に関する事項

	平成18年3月31日現在
(1) 割引率	1.4%〜2.5%
(2) 期待運用収益率	0%〜4.0%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の額の処理年数	主として10年（その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている）
(5) 数理計算上の差異の処理年数	主として10年（各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている）

（税効果会計関係）

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（金額単位　百万円）

繰延税金資産	
税務上の繰越欠損金	1,190,699
貸倒引当金	374,368
有価証券償却	301,260
貸出金償却	170,249
退職給付引当金	91,208
減価償却費	8,984
その他	92,013
繰延税金資産小計	2,228,784
評価性引当額	△533,411
繰延税金資産合計	1,695,373
繰延税金負債	
その他有価証券評価差額金	△560,800
レバレッジドリース	△56,423
退職給付信託設定益	△52,329
子会社の留保利益金	△11,223
その他	△12,470
繰延税金負債合計	△693,247
繰延税金資産の純額	1,002,125

2. 当社の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

（単位　%）

当社の法定実効税率	40.69
（調整）	
評価性引当額	△8.53
受取配当金益金不算入	△2.45
当社と海外連結子会社との法定実効税率差異	△2.15
その他	0.88
税効果会計適用後の法人税等の負担率	28.44

（1株当たり情報）

（金額単位　円）

1株当たり純資産額	400,168.89
1株当たり当期純利益	94,733.62
潜在株式調整後1株当たり当期純利益	75,642.93

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	686,841百万円
普通株主に帰属しない金額	25,697百万円
（うち優先配当額）	25,697百万円
普通株式に係る当期純利益	661,143百万円
普通株式の期中平均株式数	6,978千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	19,483百万円
（うち優先配当額）	19,502百万円
（うち連結子会社及び持分法適用関連会社発行の新株予約権）	△18百万円
普通株式増加数	2,018千株
（うち優先株式）	2,018千株
（うち新株予約権）	0千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	—

※新株予約権の概要については137ページの「新株予約権等の状況」及び「ストックオプション制度の内容」をご覧ください。

（重要な後発事象）

1. 株式会社三井住友銀行は、平成18年4月27日に金融庁より、同行の法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第1項に基づく行政処分（業務停止命令並びに業務改善命令）を受けております。
2. 当社は、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年4月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年9月1日を株式交換の日とする株式交換契約を締結いたしました。
3. 当社は、平成18年5月12日開催の取締役会において、株式会社整理回収機構が保有しております第一種優先株式及び第二種優先株式の一部に関し、次のとおり自己株式の取得及び消却を決議し、平成18年5月17日に実施いたしました。なお、本優先株式の取得は、旧商法第210条の規定に基づく自己株式取得枠の範囲内で行うものであります。また、消却につきましては、資本剰余金より減額しております。
   (1) 第一種優先株式
   ①取得・消却株式の総数　35,000株
   ②取得価額の総額　141,960,000,000円
   (2) 第二種優先株式
   ①取得・消却株式の総数　33,000株
   ②取得価額の総額　133,956,900,000円

有価証券関係（平成17年度　自 平成17年4月1日　至 平成18年3月31日）

有価証券の範囲等

※1. 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権等も含めて記載しております。

※2.「子会社株式及び関連会社株式で時価のあるもの」については、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成18年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,088,599	△648

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成18年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	750,204	730,568	△19,635	306	19,942
地方債	96,892	93,527	△3,365	—	3,365
社債	379,614	371,560	△8,053	—	8,053
その他	19,619	19,893	274	274	—
合計	1,246,330	1,215,549	△30,781	580	31,361

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成18年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,903,193	3,605,884	1,702,690	1,722,129	19,438
債券	12,683,880	12,386,646	△297,233	988	298,222
国債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合計	18,781,252	20,154,589	1,373,337	1,771,170	397,833

（注）1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。
2. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は97百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成17年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	33,089,259	138,964	78,609

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成18年3月末
満期保有目的の債券	
非上場外国証券	269
その他	3,758
その他有価証券	
非上場株式（店頭売買株式を除く）	402,747
非上場債券	2,518,691
非上場外国証券	457,953
その他	309,303

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成18年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	5,841,530	4,784,630	2,468,673	3,037,217
国債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社債	469,763	2,471,547	906,156	110,713
その他	870,175	1,564,473	682,146	848,570
合計	6,711,706	6,349,103	3,150,820	3,885,788

有価証券関係（平成16年度　自 平成16年4月1日　至 平成17年3月31日）

有価証券の範囲等

※1. 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2.「子会社株式及び関連会社株式で時価のあるもの」については、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成17年3月末	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,325,972	△3,717

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成17年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	507,342	505,002	△2,339	1,582	3,922
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	28,859	29,380	520	531	11
合計	536,201	534,382	△1,818	2,114	3,933

（注）1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成17年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,992,711	2,697,765	705,053	750,480	45,426
債券	14,734,261	14,749,222	14,961	34,971	20,010
国債	13,116,068	13,129,235	13,167	27,115	13,948
地方債	488,423	486,884	△1,538	2,061	3,600
社債	1,129,770	1,133,102	3,332	5,794	2,462
その他	2,779,971	2,756,295	△23,675	15,903	39,579
合計	19,506,944	20,203,283	696,339	801,356	105,017

（注）1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。
2. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下、「減損処理」という。）しております。前連結会計年度におけるこの減損処理額は172百万円であります。
時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成16年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	36,133,895	214,022	90,314

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成17年3月末
満期保有目的の債券	
非上場外国証券	2,400
その他	8,566
その他有価証券	
非上場株式（店頭売買株式を除く）	429,658
非上場債券	2,110,338
非上場外国証券	412,118
その他	221,982

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成17年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,110,902	9,065,255	2,237,616	2,953,130
国債	2,818,917	6,414,993	1,482,528	2,920,138
地方債	20,003	264,369	202,016	494
社債	271,981	2,385,892	553,071	32,497
その他	600,124	1,625,706	258,965	725,965
合計	3,711,027	10,690,962	2,496,581	3,679,096

金銭の信託関係（平成17年度　自 平成17年4月1日　至 平成18年3月31日）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成18年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	2,703	2,912	209	209	—

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

金銭の信託関係（平成16年度　自 平成16年4月1日　至 平成17年3月31日）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成17年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,832	204	300	95

（注）1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金（平成17年度　自 平成17年4月1日　至 平成18年3月31日）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

		平成18年3月末
評価差額		1,376,785
	その他有価証券	1,376,576
	その他の金銭の信託	209
（△）繰延税金負債		559,501
その他有価証券評価差額金（持分相当額調整前）		817,283
（△）少数株主持分相当額		8,343
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		10,986
その他有価証券評価差額金		819,927

（注）1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。
2. その他有価証券の評価差額は、時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

その他有価証券評価差額金（平成16年度　自 平成16年4月1日　至 平成17年3月31日）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

		平成17年3月末
評価差額		695,951
	その他有価証券	695,746
	その他の金銭の信託	204
（△）繰延税金負債		282,389
その他有価証券評価差額金（持分相当額調整前）		413,561
（△）少数株主持分相当額		7,982
（＋）持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額		5,074
その他有価証券評価差額金		410,653

（注）1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。
2. その他有価証券の評価差額は、時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

1. 取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。
異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としております。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っております。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。
市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にヒストリカルシミュレーション法を使用しております。
主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。
信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。
また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。
なお、当連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

①VaR（保有期間1日、片側信頼区間99.0%）　（金額単位　億円）

	最大	最小	平均	期末日
トレーディング	33	14	23	31
バンキング	733	330	507	652

（注）株式会社三井住友銀行及び同主要連結子会社に係る計数であります。トレーディングは個別リスクを除いております。

②信用リスク相当額（与信相当額）　（金額単位　億円）

区分	平成18年3月末
金利スワップ	42,080
通貨スワップ	12,904
先物外国為替	10,604
金利オプション（買）	696
通貨オプション（買）	1,708
その他の金融派生商品	2,259
一括清算ネッティング契約による信用リスク削減効果	△39,854
合計	30,397

（注）1. 上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。
2. 一部の取引についてネッティング（取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの）を採用しております。

2. 取引の時価等に関する事項

(1) 金利関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	49,280,626	2,201,562	60,069	60,069
	買建	50,392,316	2,231,955	△64,209	△64,209
	金利オプション				
	売建	176,220	—	△178	△178
	買建	2,702,918	2,526,698	691	691
店頭	金利先渡契約				
	売建	801,161	—	1	1
	買建	7,893,630	216,820	△98	△98
	金利スワップ	419,010,536	332,474,995	125,464	125,464
	受取固定・支払変動	199,965,277	160,275,395	△1,679,647	△1,679,647
	受取変動・支払固定	199,621,924	157,996,133	1,789,530	1,789,530
	受取変動・支払変動	19,271,520	14,070,934	20,004	20,004
	金利スワップション				
	売建	2,088,827	1,524,826	△45,860	△45,860
	買建	2,237,396	1,836,727	82,932	82,932
	キャップ				
	売建	13,530,699	9,447,218	△28,931	△28,931
	買建	7,730,947	5,314,256	16,252	16,252
	フロアー				
	売建	413,170	205,858	△1,460	△1,460
	買建	211,275	124,754	1,661	1,661
	その他				
	売建	717,241	554,895	△5,505	△5,505
	買建	2,034,707	1,470,629	15,554	15,554
合計				156,383	156,383

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△589百万円(損失)であります。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	20,199,152	12,978,710	75,779	64,049
	通貨スワップション				
	売建	1,021,039	1,009,291	△2,495	△2,502
	買建	1,237,505	1,215,027	12,292	12,299
	為替予約	46,902,149	3,882,673	△139,351	△139,351
	通貨オプション				
	売建	3,516,658	1,672,181	△126,859	△126,859
	買建	3,297,890	1,501,779	71,540	71,540
合計				△109,094	△120,824

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△276百万円(損失)であります。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	20,967	—	△1,037	△1,037
	買建	23,459	—	1,103	1,103
店頭	有価証券店頭オプション				
	売建	19,051	19,051	238	238
	買建	21,672	21,672	△219	△219
合計				84	84

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	565,847	—	3,517	3,517
	買建	627,879	—	△5,063	△5,063
	債券先物オプション				
	売建	4,699	—	△88	△88
	買建	42,880	2,937	122	122
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	17,038	9,517	1,614	1,614
	債券店頭オプション				
	売建	162,044	13,044	△540	△540
	買建	349,000	—	1,525	1,525
合計				1,088	1,088

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	商品スワップ				
	固定価格受取・変動価格支払	211,239	180,091	△136,629	△136,629
	変動価格受取・固定価格支払	202,635	168,747	153,389	153,389
	商品オプション				
	売建	9,924	7,454	△8,056	△8,056
	買建	8,921	7,135	7,875	7,875
合計				16,578	16,578

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	クレジット・デフォルト・オプション				
	売建	301,923	298,381	118	118
	買建	306,790	298,748	1,359	1,359
	その他				
	売建	754	—	△23	△23
	買建	140	—	7	7
合計				1,462	1,462

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

1. 取引の状況に関する事項

(1) 取引の内容

当社グループで取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当社グループでは、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外拠点に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
株式会社三井住友銀行における預貸金等の銀行業務に付随して発生する市場リスクの調整については、同経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。
異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
連結子会社のトレーディング担当部署及びALM担当部署以外におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当社では、グループ全体のリスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、「グループ全体のリスク管理の基本方針」については経営会議にて決定、取締役会の承認を得る体制としております。また、グループ各社は同基本方針に基づき、適切なリスク管理体制の整備を図っております。主要連結子会社においては各リスク管理担当部署を業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。
市場リスクには金利リスク、為替リスク等の種類がありますが、当社では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当社ではVaRの計測にモンテカルロシミュレーション法を使用しております。
主要連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、主要連結子会社の市場部門以外が保有する市場リスクについてもVaRを計測し、適切なモニタリングが行われる体制としております。
信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。
また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。
なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

①VaR（保有期間1日、片側信頼区間99.0％）　（金額単位　億円）

	最大	最小	平均	期末日
トレーディング	29	12	20	21
バンキング	910	239	461	280

（注）株式会社三井住友銀行及び同主要連結子会社に係る計数であります。トレーディングは個別リスクを除いております。

②信用リスク相当額（与信相当額）　（金額単位　億円）

区分	平成17年3月末
金利スワップ	36,258
通貨スワップ	14,402
先物外国為替	9,361
金利オプション（買）	740
通貨オプション（買）	1,818
その他の金融派生商品	1,340
一括清算ネッティング契約による信用リスク削減効果	△31,362
合計	32,556

（注）1. 上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。
2. 一部の取引についてネッティング（取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの）を採用しております。

2. 取引の時価等に関する事項

(1) 金利関連取引

(金額単位　百万円)

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	39,978,468	866,455	45,530	45,530
	買建	42,079,595	1,915,442	△52,737	△52,737
	金利オプション				
	売建	—	—	—	—
	買建	250,080	250,080	21	21
店頭	金利先渡契約				
	売建	613,308	456,503	△60	△60
	買建	9,782,626	56,503	△4	△4
	金利スワップ	391,811,677	291,895,257	156,432	156,432
	受取固定・支払変動	186,359,947	140,866,355	2,048,207	2,048,207
	受取変動・支払固定	185,522,906	136,402,214	△1,885,274	△1,885,274
	受取変動・支払変動	19,847,624	14,605,046	△3,515	△3,515
	金利スワップション				
	売建	2,720,750	1,358,410	△31,840	△31,840
	買建	2,807,739	1,970,731	39,263	39,263
	キャップ				
	売建	7,957,445	5,140,360	△8,601	△8,601
	買建	5,131,777	3,276,916	6,496	6,496
	フロアー				
	売建	287,377	123,982	△3,373	△3,373
	買建	310,056	167,044	3,673	3,673
	その他				
	売建	—	—	—	—
	買建	639,798	105,311	4,989	4,989
合計				159,789	159,789

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△2,344百万円 (損失) であります。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	18,581,388	12,017,760	188,219	122,850
	通貨スワップション				
	売建	985,339	979,291	△22,071	△22,071
	買建	1,218,665	1,208,413	42,475	42,475
	為替予約	41,706,257	2,301,053	6,194	6,194
	通貨オプション				
	売建	2,620,171	1,229,664	△83,225	△83,225
	買建	2,633,024	1,193,964	103,782	103,782
	その他				
	売建	3,176	—	17	17
	買建	188	—	0	0
合計				235,392	170,023

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は698百万円 (利益) であります。
2. 時価の算定
割引現在価値等により算定しております。

(3) 株式関連取引

(金額単位　百万円)

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	233	—	—	—
	買建	594	—	△0	△0
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	17,500	17,500	△277	△277
	買建	17,000	17,000	271	271
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	—	—	—	—
	その他				
	売建	22,834	—	△1,146	△1,146
	買建	66,278	8,583	4,887	4,887
合計				3,735	3,735

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	598,657	—	△1,720	△1,720
	買建	823,707	—	6,645	6,645
	債券先物オプション				
	売建	17,500	—	△50	△50
	買建	15,000	—	21	21
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	263,054	243,588	1,485	1,485
	債券店頭オプション				
	売建	702,330	11,851	△4,141	△4,141
	買建	691,518	—	1,144	1,144
合計				3,383	3,383

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	商品先物				
	売建	—	—	—	—
	買建	310	—	△16	△16
店頭	商品スワップ				
	固定価格受取・変動価格支払	142,921	140,114	△57,396	△57,396
	変動価格受取・固定価格支払	139,453	136,482	67,597	67,597
	商品オプション				
	売建	6,861	6,854	△4,873	△4,873
	買建	6,095	5,925	5,056	5,056
合計				10,367	10,367

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	45,468	37,132	△779	△779
	買建	76,405	62,558	1,552	1,552
	その他				
	売建	923	—	△84	△84
	買建	1,481	—	115	115
合計				803	803

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

セグメント情報

(1) 事業の種類別セグメント情報

(平成17年度　自 平成17年4月1日　至 平成18年3月31日)　(金額単位　百万円)

	平成17年度					
	銀行業	リース業	その他事業	計	消去又は全社	連結
I 経常収益						
(1) 外部顧客に対する経常収益	2,485,470	755,137	464,529	3,705,136	—	3,705,136
(2) セグメント間の内部経常収益	44,864	18,503	204,294	267,661	(267,661)	—
計	2,530,334	773,640	668,823	3,972,798	(267,661)	3,705,136
経常費用	1,764,055	728,363	487,692	2,980,111	(238,529)	2,741,582
経常利益	766,278	45,277	181,130	992,686	(29,131)	963,554
II 資産、減価償却費、減損損失及び資本的支出						
資産	103,026,827	2,056,078	6,083,193	111,166,100	(4,155,524)	107,010,575
減価償却費	62,886	337,345	21,274	421,505	13	421,519
減損損失	7,435	620	4,247	12,303	—	12,303
資本的支出	62,482	384,370	22,859	469,711	0	469,711

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業…………………リース業
(3) その他事業……………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,214,877百万円であり、その主なものは当社の関係会社株式であります。

(平成16年度　自 平成16年4月1日　至 平成17年3月31日)　(金額単位　百万円)

	平成16年度					
	銀行業	リース業	その他事業	計	消去又は全社	連結
I 経常収益						
(1) 外部顧客に対する経常収益	2,447,122	706,860	426,813	3,580,796	—	3,580,796
(2) セグメント間の内部経常収益	41,862	19,723	190,226	251,812	(251,812)	—
計	2,488,984	726,583	617,040	3,832,609	(251,812)	3,580,796
経常費用	2,643,533	684,652	505,793	3,833,979	(222,889)	3,611,089
経常利益(△は経常損失)	△154,548	41,931	111,246	△1,370	(28,922)	△30,293
II 資産、減価償却費及び資本的支出						
資産	96,420,384	1,924,019	5,649,310	103,993,713	(4,261,855)	99,731,858
減価償却費	60,568	343,134	24,248	427,951	14	427,966
資本的支出	66,189	400,119	27,112	493,421	9	493,430

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) リース業…………………リース業
(3) その他事業……………証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業
3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,806,067百万円であり、その主なものは当社の関係会社株式であります。

(2) 所在地別セグメント情報

（平成17年度　自 平成17年4月1日　至 平成18年3月31日）　（金額単位　百万円）

	平成17年度						
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ経常収益							
(1) 外部顧客に対する経常収益	3,256,730	176,443	125,351	146,611	3,705,136	—	3,705,136
(2) セグメント間の内部経常収益	70,044	41,114	2,836	36,345	150,341	(150,341)	—
計	3,326,774	217,558	128,188	182,956	3,855,478	(150,341)	3,705,136
経常費用	2,482,510	152,350	103,720	136,967	2,875,548	(133,966)	2,741,582
経常利益	844,264	65,208	24,468	45,988	979,929	(16,375)	963,554
Ⅱ資産	97,046,578	5,034,350	2,825,039	3,856,601	108,762,570	(1,751,994)	107,010,575

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。
3. 資産のうち消去又は全社の項目に含めた全社資産の金額は4,214,877百万円であり、その主なものは当社の関係会社株式であります。

（平成16年度　自 平成16年4月1日　至 平成17年3月31日）　（金額単位　百万円）

	平成16年度						
	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ経常収益							
(1) 外部顧客に対する経常収益	3,331,194	109,639	62,959	77,003	3,580,796	—	3,580,796
(2) セグメント間の内部経常収益	59,278	46,789	6,189	26,013	138,270	(138,270)	—
計	3,390,472	156,429	69,148	103,016	3,719,067	(138,270)	3,580,796
経常費用	3,494,330	107,027	63,254	60,692	3,725,305	(114,215)	3,611,089
経常利益（△は経常損失）	△103,857	49,401	5,894	42,323	△6,238	(24,055)	△30,293
Ⅱ資産	91,564,408	4,704,584	2,462,266	3,253,758	101,985,019	(2,253,160)	99,731,858

（注）1. 当社及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2.「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。
3. 資産のうち消去又は全社の項目に含めた全社資産の金額は3,806,067百万円であり、その主なものは当社の関係会社株式であります。

(3) 海外経常収益

（金額単位　百万円）

	平成16年度 自 平成16年4月1日 至 平成17年3月31日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
海外経常収益	249,602	448,406
連結経常収益	3,580,796	3,705,136
海外経常収益の連結経常収益に占める割合	7.0%	12.1%

（注）1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、国内銀行連結子会社の海外店取引並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

財務諸表

当社の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。なお、銀行法第52条の28の規定により作成した書類について商法特例法（昭和49年法律第22号）により、あずさ監査法人の監査を受けております。
以下の貸借対照表、損益計算書及び利益処分計算書は、上記の財務諸表に基づいて作成しております。

貸借対照表

（金額単位　百万円）

科目	平成16年度末 平成17年3月31日現在	平成17年度末 平成18年3月31日現在
（資産の部）		
流動資産		
現金及び預金	44,021	561,862 ※2
前払費用	21	21
繰延税金資産	40	43
未収収益	443	17
1年以内回収予定関係会社長期貸付金	40,000	—
未収還付法人税等	50,349	17,371
その他	112	55
流動資産合計	134,989	579,372
固定資産		
有形固定資産		
建物	0	0 ※1
器具及び備品	1	0 ※1
有形固定資産合計	2	1
無形固定資産		
ソフトウェア	41	28
無形固定資産合計	41	28
投資その他の資産		
投資有価証券	10	20
関係会社株式	3,656,465	3,586,045
繰延税金資産	2,997	562
投資その他の資産合計	3,659,472	3,586,627
固定資産合計	3,659,517	3,586,657
繰延資産		
創立費	603	301
繰延資産合計	603	301
資産合計	**3,795,110**	**4,166,332**

（金額単位　百万円）

科目	平成16年度末 平成17年3月31日現在	平成17年度末 平成18年3月31日現在
（負債の部）		
流動負債		
短期借入金	475,000	230,000 ※2
未払金	67	117
未払費用	286	465
未払法人税等	31	36
未払事業所税	5	4
賞与引当金	66	70
その他	36	211
流動負債合計	475,494	230,905
負債合計	**475,494**	**230,905**
（資本の部）		
資本金	**1,352,651**	**1,420,877** ※4
資本剰余金		
資本準備金	1,352,764	1,420,989
その他資本剰余金	499,529	684,406
資本金及び資本準備金減少差益	499,503	499,503
自己株式処分差益	25	184,902
資本剰余金合計	1,852,293	2,105,396
利益剰余金		
任意積立金	30,420	30,420
別途積立金	30,420	30,420
当期未処分利益	354,107	383,126
利益剰余金合計	384,527	413,546
自己株式	**△269,857**	**△4,393** ※5
資本合計	**3,319,615**	**3,935,426**
負債・資本合計	**3,795,110**	**4,166,332**

（注）記載金額は、百万円未満を切り捨てて表示しております。

損益計算書

（金額単位　百万円）

科目	平成16年度 自 平成16年4月1日 至 平成17年3月31日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
営業収益	**258,866**	**55,482**
関係会社受取配当金	251,735	46,432
関係会社受入手数料	6,289	9,038
関係会社貸付金利息	841	11
営業費用	**2,644**	**3,196**
販売費及び一般管理費	2,644	3,196 ※2
営業利益	**256,222**	**52,285**
営業外収益	**134**	**138**
受取利息	45	71 ※1
受入手数料	17	27
その他	70	39
営業外費用	**2,908**	**4,159**
支払利息	1,274	1,490 ※1
創立費償却	301	301
新株発行費	788	739
支払手数料	537	1,519
その他	6	108
経常利益	**253,448**	**48,264**
特別利益	**—**	**27,579**
関係会社株式売却益	—	27,579
税引前当期純利益	**253,448**	**75,844**
法人税、住民税及び事業税	**3**	**3**
還付法人税等	**329**	**—**
法人税等調整額	**1,545**	**2,431**
当期純利益	**252,228**	**73,408**
前期繰越利益	**101,878**	**309,717**
当期未処分利益	**354,107**	**383,126**

（注）記載金額は、百万円未満を切り捨てて表示しております。

利益処分計算書

（金額単位　百万円）

科目	平成16年度 （株主総会承認日 平成17年6月29日）		平成17年度 （株主総会承認日 平成18年6月29日）	
（当期未処分利益の処分）				
当期未処分利益		**354,107**		**383,126**
利益処分額		**44,389**		**47,951**
第一種優先株式配当金	（1株につき10,500円）	367	（1株につき10,500円）	367
第二種優先株式配当金	（1株につき28,500円）	2,850	（1株につき28,500円）	2,850
第三種優先株式配当金	（1株につき13,700円）	9,521	（1株につき13,700円）	9,521
第1回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第2回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第3回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第4回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第5回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第6回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第7回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第8回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第9回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第10回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第11回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第12回第四種優先株式配当金	（1株につき135,000円）	563	（1株につき135,000円）	563
第13回第四種優先株式配当金	（1株につき67,500円）	7,228		／
第1回第六種優先株式配当金	（1株につき728円）	50	（1株につき88,500円）	6,195
普通株式配当金	（1株につき3,000円）	17,607	（1株につき3,000円）	22,253
次期繰越利益		**309,717**		**335,174**
（その他資本剰余金の処分）				
その他資本剰余金		**499,529**		**684,406**
その他資本剰余金処分額		**—**		**—**
その他資本剰余金次期繰越額		**499,529**		**684,406**

（注）記載金額は、百万円未満を切り捨てて表示しております。

重要な会計方針（当事業年度 自 平成17年4月1日 至 平成18年3月31日）

1. 有価証券の評価基準及び評価方法

（1）子会社株式及び関連会社株式
移動平均法による原価法により行っております。

（2）その他有価証券
時価のないものについては、移動平均法による原価法により行っております。

2. 固定資産の減価償却の方法

（1）有形固定資産
定率法（ただし、建物については定額法）を採用しております。

（2）無形固定資産
自社利用のソフトウェアについては、社内における利用可能期間（5年）に基づく定額法により償却しております。

3. 繰延資産の処理方法

新株発行費は、支出時に全額費用として処理しております。また、創立費は、資産として計上し、商法施行規則第35条の規定により5年間にわたり均等償却を行っております。

4. 引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

5. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

【会計方針の変更】

（固定資産の減損に係る会計基準）

「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当事業年度から適用しております。この変更による当事業年度の損益に与える影響はありません。

【追加情報】

（新株式発行及び自己株式の売出し）

平成18年1月31日付で1株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、1株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年2月28日付で1株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、新株発行費には本発行に係る引受手数料相当額は含まれておりません。なお、1株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本準備金に組み入れております。
さらに、平成18年1月31日付で1株当たりの売出価格1,166,200円、処分価額1,130,500円として400千株の自己株式の処分（引受人の買取引受けによる売出し）を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、支払手数料には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額をその他資本剰余金に計上しております。

注記事項（当事業年度 自 平成17年4月1日 至 平成18年3月31日）

（貸借対照表関係）

※1.　有形固定資産の減価償却累計額　1百万円

※2.　関係会社に対する資産及び負債

預金	561,862百万円
短期借入金	230,000百万円

※3.　偶発債務
株式会社三井住友銀行デュッセルドルフ支店の対顧預金払い戻しに関し、ドイツ銀行協会預金保険基金に対して48,545百万円の保証を行っております。

※4.　会社が発行する株式の総数

普通株式	15,000千株
第一種優先株式	35千株
第二種優先株式	100千株
第三種優先株式	695千株
第四種優先株式	135千株
第五種優先株式	250千株
第六種優先株式	300千株

発行済株式の総数

普通株式	7,424千株
第一種優先株式	35千株
第二種優先株式	100千株
第三種優先株式	695千株
第1回第四種優先株式	4千株
第2回第四種優先株式	4千株
第3回第四種優先株式	4千株
第4回第四種優先株式	4千株
第5回第四種優先株式	4千株
第6回第四種優先株式	4千株
第7回第四種優先株式	4千株
第8回第四種優先株式	4千株
第9回第四種優先株式	4千株
第10回第四種優先株式	4千株
第11回第四種優先株式	4千株
第12回第四種優先株式	4千株
第1回第六種優先株式	70千株

※5.　自己株式
当社が保有する自己株式の数は、普通株式6,307.15株であります。

※6.　配当制限
当社の定款の定めるところにより、優先株主に対しては、一営業年度において下記の各種優先株式の優先配当金を超えて配当することはありません。

第一種優先株式	1株につき10,500円
第二種優先株式	1株につき28,500円
第三種優先株式	1株につき13,700円
第四種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第五種優先株式	1株につき200,000円を上限として発行に際して取締役会の決議をもって定める額
第六種優先株式	1株につき300,000円を上限として発行に際して取締役会の決議をもって定める額

（損益計算書関係）

※1.　関係会社との取引

受取利息	26百万円
支払利息	1,490百万円

※2.　販売費及び一般管理費のうち主要なものは次のとおりであります。
なお、全額が一般管理費に属するものであります。

給料・手当	1,203百万円
土地建物機械賃借料	315百万円
広告宣伝費	215百万円
委託費	652百万円
租税公課	213百万円

（リース取引関係）

記載対象の取引はありません。

(有価証券関係)
子会社株式及び関連会社株式で時価のあるものはありません。

(税効果会計関係)
1. 繰延税金資産の発生の主な原因別の内訳

	(金額単位　百万円)
繰延税金資産	
子会社株式	1,202,944
税務上の繰越欠損金	562
その他	43
繰延税金資産小計	1,203,550
評価性引当額	△1,202,944
繰延税金資産合計	605
繰延税金資産の純額	605

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

	(単位　%)
法定実効税率	40.69
(調整)	
受取配当金益金不算入	△45.78
評価性引当額	8.30
その他	0.01
税効果会計適用後の法人税等の負担率	3.21

(1株当たり情報)

	(金額単位　円)
1株当たり純資産額	330,206.27
1株当たり当期純利益	6,836.35
潜在株式調整後1株当たり当期純利益	6,737.46

(注) 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	73,408百万円
普通株主に帰属しない金額	25,697百万円
(うち優先配当額)	25,697百万円
普通株式に係る当期純利益	47,710百万円
普通株式の期中平均株式数	6,978千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	367百万円
(うち優先配当額)	367百万円
普通株式増加数	156千株
(うち優先株式)	156千株
(うち新株予約権)	0千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含まれなかった潜在株式の概要	第二種優先株式 (発行済株式数100千株) 第三種優先株式 (発行済株式数695千株) 第1-12回第四種優先株式 (発行済株式数50千株)

(重要な後発事象)
1. 当社は、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年4月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年9月1日を株式交換の日とする株式交換契約を締結いたしました。
2. 当社は、平成18年5月12日開催の取締役会において、株式会社整理回収機構が保有しております第一種優先株式及び第二種優先株式の一部に関し、次のとおり自己株式の取得及び消却を決議し、平成18年5月17日に実施いたしました。なお、本優先株式の取得は、旧商法第210条の規定に基づく自己株式取得枠の範囲内で行うものであります。また、消却につきましては、その他資本剰余金より減額しております。
(1) 第一種優先株式
①取得・消却株式の総数　35,000株
②取得価額の総額　141,960,000,000円
(2) 第二種優先株式
①取得・消却株式の総数　33,000株
②取得価額の総額　133,956,900,000円

損益の状況（連結）

■国内・海外別収支

（金額単位　百万円）

区分	平成16年度				平成17年度			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
資金運用収益	1,352,588	219,685	△50,545	1,521,728	1,306,241	392,619	△36,260	1,662,600
資金調達費用	268,947	111,651	△30,216	350,382	281,037	245,122	△25,167	500,991
資金運用収支	1,083,640	108,034	△20,329	1,171,345	1,025,204	147,497	△11,092	1,161,608
信託報酬	2,609	—	—	2,609	8,631	—	—	8,631
役務取引等収益	558,734	40,169	△2,817	596,086	657,115	49,288	△2,474	703,928
役務取引等費用	78,271	4,535	△2,831	79,976	82,489	3,601	△1,754	84,336
役務取引等収支	480,462	35,633	13	516,109	574,625	45,686	△719	619,591
特定取引収益	138,258	9,401	△3,073	144,587	36,163	18,099	△21,455	32,807
特定取引費用	1,260	2,011	△3,073	199	8,066	13,389	△21,455	—
特定取引収支	136,997	7,389	—	144,387	28,096	4,710	—	32,807
その他業務収益	1,044,604	14,363	△678	1,058,289	1,126,212	19,504	△1,569	1,144,147
その他業務費用	863,933	4,365	△550	867,748	865,666	12,346	△1,377	876,635
その他業務収支	180,670	9,998	△127	190,540	260,545	7,157	△192	267,511

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成16年度3百万円、平成17年度1百万円）を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成16年度			平成17年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	77,847,730	1,352,588	1.74%	76,691,842	1,306,241	1.70%
うち貸出金	50,766,858	1,007,194	1.98	50,469,167	953,658	1.89
うち有価証券	23,316,850	247,782	1.06	21,565,285	290,826	1.35
うちコールローン及び買入手形	587,437	4,116	0.70	713,123	7,773	1.09
うち買現先勘定	92,885	6	0.01	98,096	8	0.01
うち債券貸借取引支払保証金	874,138	185	0.02	1,411,749	613	0.04
うち預け金	1,226,375	20,671	1.69	1,387,168	23,781	1.71
資金調達勘定	83,983,565	268,947	0.32	83,944,515	281,037	0.33
うち預金	62,961,909	67,476	0.11	64,237,443	100,809	0.16
うち譲渡性預金	3,561,190	800	0.02	3,359,901	844	0.03
うちコールマネー及び売渡手形	4,836,442	1,436	0.03	5,910,627	1,310	0.02
うち売現先勘定	572,714	18	0.00	213,153	6	0.00
うち債券貸借取引受入担保金	4,645,843	51,853	1.12	2,771,613	58,292	2.10
うちコマーシャル・ペーパー	305,731	224	0.07	64,266	69	0.11
うち借用金	2,942,159	61,702	2.10	2,649,069	50,353	1.90
うち短期社債	263	0	0.14	341,628	375	0.11
うち社債	3,623,970	55,676	1.54	3,867,212	62,878	1.63

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成16年度1,674,507百万円、平成17年度2,802,641百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成16年度3,629百万円、平成17年度1,717百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成16年度3,629百万円、平成17年度1,717百万円）及び利息（平成16年度3百万円、平成17年度1百万円）を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

海外	平成16年度			平成17年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	8,043,184	219,685	2.73%	9,621,722	392,619	4.08%
うち貸出金	5,388,426	166,477	3.09	6,652,589	283,993	4.27
うち有価証券	904,213	28,944	3.20	949,114	37,627	3.96
うちコールローン及び買入手形	121,023	2,979	2.46	178,988	6,556	3.66
うち買現先勘定	155,602	3,157	2.03	182,955	6,758	3.69
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち預け金	1,020,309	17,709	1.74	1,182,483	37,742	3.19
資金調達勘定	5,483,853	111,651	2.04	6,988,102	245,122	3.51
うち預金	4,105,888	66,220	1.61	5,705,664	167,488	2.94
うち譲渡性預金	122,085	2,912	2.39	303,226	12,033	3.97
うちコールマネー及び売渡手形	160,044	2,480	1.55	145,523	4,658	3.20
うち売現先勘定	212,983	3,454	1.62	208,672	7,440	3.57
うち債券貸借取引受入担保金	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	100,866	3,109	3.08	93,085	2,182	2.34
うち短期社債	—	—	—	—	—	—
うち社債	765,713	29,017	3.79	521,556	23,131	4.44

（注）1.「海外」とは、国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成16年度34,722百万円、平成17年度32,268百万円）を資金運用勘定から控除して表示しております。

（金額単位　百万円）

合計	平成16年度			平成17年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	85,168,708	1,521,728	1.79%	85,869,391	1,662,600	1.94%
うち貸出金	55,390,830	1,145,653	2.07	56,497,565	1,214,142	2.15
うち有価証券	24,398,088	256,396	1.05	22,716,737	317,352	1.40
うちコールローン及び買入手形	708,460	7,095	1.00	892,111	14,330	1.61
うち買現先勘定	248,487	3,163	1.27	281,051	6,767	2.41
うち債券貸借取引支払保証金	874,138	185	0.02	1,411,749	613	0.04
うち預け金	2,112,078	36,183	1.71	2,549,161	59,875	2.35
資金調達勘定	88,566,822	350,382	0.40	90,283,734	500,991	0.55
うち預金	66,931,833	131,498	0.20	69,920,269	266,648	0.38
うち譲渡性預金	3,683,275	3,713	0.10	3,663,127	12,877	0.35
うちコールマネー及び売渡手形	4,996,487	3,917	0.08	6,056,150	5,969	0.10
うち売現先勘定	785,698	3,472	0.44	421,826	7,447	1.77
うち債券貸借取引受入担保金	4,645,843	51,853	1.12	2,771,613	58,292	2.10
うちコマーシャル・ペーパー	305,731	224	0.07	64,266	69	0.11
うち借用金	2,278,563	36,793	1.61	2,117,940	29,016	1.37
うち短期社債	263	0	0.14	341,628	375	0.11
うち社債	4,389,684	84,694	1.93	4,388,769	86,010	1.96

（注）1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成16年度1,708,177百万円、平成17年度2,832,832百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成16年度3,629百万円、平成17年度1,717百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成16年度3,629百万円、平成17年度1,717百万円）及び利息（平成16年度3百万円、平成17年度1百万円）を資金調達勘定から、それぞれ控除して表示しております。

■役務取引の状況

（金額単位　百万円）

区分	平成16年度				平成17年度			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
役務取引等収益	558,734	40,169	△2,817	596,086	657,115	49,288	△2,474	703,928
うち預金・貸出業務	23,448	23,974	△2,317	45,105	23,622	32,250	△1,174	54,698
うち為替業務	117,282	7,009	△2	124,289	122,863	8,663	△1	131,526
うち証券関連業務	51,973	0	—	51,973	64,561	211	—	64,773
うち代理業務	19,304	—	—	19,304	18,929	—	—	18,929
うち保護預り・貸金庫業務	6,732	3	—	6,735	7,379	4	—	7,384
うち保証業務	36,399	3,463	△419	39,442	40,473	1,472	△500	41,445
うちクレジットカード関連業務	93,768	—	—	93,768	108,643	—	—	108,643
役務取引等費用	78,271	4,535	△2,831	79,976	82,489	3,601	△1,754	84,336
うち為替業務	23,071	1,529	△384	24,215	24,048	1,827	△7	25,868

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

■特定取引の状況

（金額単位　百万円）

区分	平成16年度				平成17年度			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
特定取引収益	138,258	9,401	△3,073	144,587	36,163	18,099	△21,455	32,807
うち商品有価証券収益	7,857	—	—	7,857	12,662	217	—	12,880
うち特定取引有価証券収益	—	—	—	—	1,172	57	—	1,229
うち特定金融派生商品収益	129,965	9,332	△3,073	136,224	22,230	17,824	△21,455	18,599
うちその他の特定取引収益	435	68	—	504	97	—	—	97
特定取引費用	1,260	2,011	△3,073	199	8,066	13,389	△21,455	—
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	189	10	—	199	—	—	—	—
うち特定金融派生商品費用	1,071	2,001	△3,073	—	8,066	13,389	△21,455	—
うちその他の特定取引費用	—	—	—	—	—	—	—	—

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

資産・負債の状況（連結）

■預金・譲渡性預金

期末残高

（金額単位　百万円）

区分		平成16年3月末	平成17年3月末	平成18年3月末
国内	流動性預金	36,825,754	39,010,945	41,727,352
	定期性預金	20,308,162	20,513,332	20,023,737
	その他	4,766,396	4,566,079	4,063,539
	計	61,900,312	64,090,357	65,814,629
	譲渡性預金	3,423,393	2,579,986	2,106,986
	合計	65,323,706	66,670,344	67,921,616
海外	流動性預金	2,862,410	3,731,804	4,170,386
	定期性預金	562,667	643,931	842,358
	その他	8,036	8,767	6,750
	計	3,433,114	4,384,503	5,019,495
	譲渡性預金	96,070	133,283	601,657
	合計	3,529,184	4,517,787	5,621,152
総合計		68,852,890	71,188,131	73,542,769

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
3. 定期性預金＝定期預金＋定期積金

■貸出金の業種別構成

期末残高

（金額単位　百万円）

区分		平成16年3月末		平成17年3月末		平成18年3月末	
		金額	構成比	金額	構成比	金額	構成比
国内（除く特別国際金融取引勘定分）	製造業	6,136,783	11.94%	5,659,954	11.31%	5,517,879	10.76%
	農業、林業、漁業及び鉱業	142,576	0.28	134,289	0.27	140,677	0.27
	建設業	1,950,595	3.79	1,829,895	3.66	1,488,609	2.90
	運輸、情報通信、公益事業	3,275,122	6.37	2,872,776	5.74	2,808,274	5.47
	卸売・小売業	5,884,109	11.44	5,692,582	11.37	5,553,808	10.83
	金融・保険業	3,828,350	7.45	4,089,586	8.17	4,302,537	8.39
	不動産業	7,965,230	15.49	6,948,475	13.88	7,385,799	14.40
	各種サービス業	6,136,593	11.94	6,271,962	12.53	6,230,670	12.14
	地方公共団体	765,690	1.49	656,386	1.31	735,328	1.43
	その他	15,328,834	29.81	15,895,492	31.76	17,138,631	33.41
	合計	51,413,887	100.00	50,051,402	100.00	51,302,215	100.00
海外及び特別国際金融取引勘定分	政府等	81,737	2.06	83,325	1.75	46,892	0.79
	金融機関	338,375	8.53	406,015	8.55	549,081	9.21
	商工業	3,304,282	83.25	4,060,708	85.52	5,005,510	83.91
	その他	244,516	6.16	198,353	4.18	363,503	6.09
	合計	3,968,912	100.00	4,748,403	100.00	5,964,987	100.00
総合計		55,382,800	—	54,799,805	—	57,267,203	—

（注）「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。

■リスク管理債権

（金額単位　百万円）

区分	平成16年3月末	平成17年3月末	平成18年3月末
破綻先債権①	96,413	68,337	59,332
延滞債権②	1,767,862	1,398,964	714,366
3カ月以上延滞債権③	51,538	29,441	24,571
貸出条件緩和債権④	1,382,168	730,701	444,889
合計	3,297,981	2,227,445	1,243,160

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金
②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金
③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）
④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①〜③）

■有価証券残高

期末残高

（金額単位　百万円）

区分		平成16年3月末	平成17年3月末	平成18年3月末
国内	国債	14,377,379	13,636,577	11,566,093
	地方債	506,263	486,884	607,777
	社債	2,651,971	3,243,443	3,958,181
	株式	3,473,577	3,325,372	4,277,449
	その他の証券	4,908,958	2,576,031	3,915,033
	計	25,918,150	23,268,309	24,324,535
海外	国債	71,560	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	—	—	—
	その他の証券	895,875	774,484	958,135
	計	967,436	774,484	958,135
全社	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	164,314	190,907	223,189
	その他の証券	—	0	—
	計	164,314	190,907	223,189
合計		27,049,901	24,233,701	25,505,861

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「その他の証券」には、外国債券及び外国株式を含めております。

■特定取引資産・負債の内訳

（金額単位　百万円）

区分	平成17年3月末				平成18年3月末			
	国内	海外	消去又は全社(△)	合計	国内	海外	消去又は全社(△)	合計
特定取引資産	3,368,619	411,698	△11,244	3,769,073	3,709,059	412,178	△43,212	4,078,025
うち商品有価証券	198,646	71,032	—	269,678	122,278	40,764	—	163,042
うち商品有価証券派生商品	812	—	—	812	275	—	—	275
うち特定取引有価証券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	2,033	—	—	2,033	4,160	1	—	4,162
うち特定金融派生商品	2,110,833	340,666	△11,244	2,440,254	2,656,787	371,412	△43,212	2,984,988
うちその他の特定取引資産	1,056,293	—	—	1,056,293	925,557	—	—	925,557
特定取引負債	1,717,521	404,196	△11,244	2,110,473	2,521,185	430,185	△43,212	2,908,158
うち売付商品債券	34,540	34,878	—	69,419	118,803	533	—	119,337
うち商品有価証券派生商品	524	—	—	524	1,238	—	—	1,238
うち特定取引売付債券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	2,061	—	—	2,061	4,079	—	—	4,079
うち特定金融派生商品	1,680,394	369,318	△11,244	2,038,468	2,397,064	429,651	△43,212	2,783,503
うちその他の特定取引負債	—	—	—	—	—	—	—	—

（注）1.「国内」とは当社、国内銀行連結子会社（海外店を除く）及びその他の国内連結子会社であり、「海外」とは国内銀行連結子会社の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「消去又は全社（△）」欄に表示しております。

自己資本比率

自己資本比率は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件（平成10年大蔵省告示第62号）に定められた算式に基づき、連結ベースについて算出しております。なお、当社は、第一基準を適用のうえ、マーケット・リスク規制を導入しております。

■連結自己資本比率（第一基準）

当社は自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。
なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当社あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。

（金額単位　百万円）

項目			平成16年3月末	平成17年3月末	平成18年3月末
基本的項目	資本金		1,247,650	1,352,651	1,420,877
	うち非累積的永久優先株		／	／	／
	新株式申込証拠金		—	—	—
	新株式払込金		—	—	—
	資本剰余金		865,282	974,346	1,229,225
	利益剰余金		564,767	285,573	944,112
	連結子会社の少数株主持分		990,426	1,012,949	1,104,244
	うち海外特別目的会社の発行する優先出資証券		813,992	816,926	835,214
	その他有価証券の評価差損（△）		—	—	—
	自己株式申込証拠金		—	—	—
	自己株式払込金		—	—	—
	自己株式（△）		2,956	269,857	4,393
	為替換算調整勘定		△71,764	△79,883	△41,475
	営業権相当額（△）		94	149	73
	企業結合により計上される無形固定資産相当額（△）		—	—	—
	連結調整勘定相当額（△）		21,706	13,381	6,612
	繰延税金資産の控除前の基本的項目計（上記各項目の合計額）		—	—	4,645,905
	繰延税金資産の控除金額（△）		—	—	—
	計	(A)	3,571,604	3,262,250	4,645,905
	うちステップ・アップ金利条項付の優先出資証券		190,242	193,176	211,464
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		249,401	317,053	627,807
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		68,524	67,103	39,934
	一般貸倒引当金		837,679	633,515	742,614
	負債性資本調達手段等		2,358,572	2,537,304	2,657,378
	うち永久劣後債務		755,618	879,968	1,035,778
	うち期限付劣後債務及び期限付優先株		1,602,953	1,657,335	1,621,600
	計		3,514,177	3,554,977	4,067,736
	うち自己資本への算入額	(B)	3,416,547	3,262,250	4,067,736
準補完的項目	短期劣後債務		—	—	—
	うち自己資本への算入額	(C)	—	—	—
控除項目	控除項目	(D)	250,754	504,430	619,279
自己資本額	(A)＋(B)＋(C)－(D)	(E)	6,737,397	6,020,069	8,094,361
リスク・アセット等	資産（オン・バランス）項目		54,649,899	54,897,868	58,984,821
	オフ・バランス取引項目		4,283,294	5,300,875	5,952,321
	信用リスク・アセットの額	(F)	58,933,194	60,198,743	64,937,143
	マーケット・リスク相当額に係る額（(H)/8％）	(G)	270,821	353,876	385,206
	（参考）マーケット・リスク相当額	(H)	21,665	28,310	30,816
	計　((F)＋(G))	(I)	59,204,015	60,552,620	65,322,349
連結自己資本比率（第一基準）＝(E)/(I)×100			11.37%	9.94%	12.39%

（補足）

「連結自己資本比率（第一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」には、株式会社三井住友銀行（以下、「当行」という。）の海外特別目的会社が発行した以下の3件の優先出資証券が含まれております。

発行体	SB Treasury Company L. L. C.（"SBTC-LLC"）	SB Equity Securities (Cayman), Limited（"SBES"）	Sakura Preferred Capital (Cayman) Limited（"SPCL"）
発行証券の種類	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券	配当非累積的永久優先出資証券
発行期間	定めず	定めず	定めず
任意償還	平成20年6月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成21年6月以降の各配当支払日 （ただし金融庁の事前承認が必要）	平成21年1月以降の各配当支払日 （ただし金融庁の事前承認が必要）
発行総額	1,800百万米ドル	340,000百万円 Series A-1　315,000百万円 Series A-2　5,000百万円 Series B　20,000百万円	283,750百万円 Initial Series　258,750百万円 Series B　25,000百万円
払込日	平成10年2月18日	Series A-1　平成11年2月26日 Series A-2　平成11年3月26日 Series B　平成11年3月1日	Initial Series　平成10年12月24日 Series B　平成11年3月30日
配当率	固定 （ただし平成20年6月の配当支払日以降は、変動配当率が適用されるとともに、150ベーシス・ポイントのステップアップ金利が付される）	Series A-1　変動（金利ステップアップなし） Series A-2　変動（金利ステップアップなし） Series B　固定（ただし平成21年6月の配当支払日以降は変動配当。金利ステップアップなし）	Initial Series　変動（金利ステップアップなし） Series B　変動（金利ステップアップなし）
配当日	毎年6月･12月の最終営業日	毎年6月･12月の最終営業日	毎年7月24日と1月24日 （休日の場合は翌営業日）
配当停止条件	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行が自己資本比率／Tier1比率の最低水準を達成できない場合（ただし配当停止は当行の任意） ②当行につき、清算、破産または清算的会社更生が開始された場合 ③当行優先株（注）2または普通株への配当が停止され、かつ当行が本優先出資証券への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①「損失吸収事由（注）1」が発生した場合 ②当行優先株（注）2への配当が停止された場合 ③当行の配当可能利益が、当行優先株（注）2及びSBTC-LLCが発行した優先出資証券への年間配当予定額の合計額以下となる場合 ④当行普通株への配当が停止され、かつ当行が本優先出資証券（注）3への配当停止を決めた場合	以下のいずれかの事由が発生した場合は、配当の支払いは停止される（停止された配当は累積しない）。 ①当行優先株（注）2について当行直近営業年度にかかる配当が一切支払われなかった場合 ②当行自己資本比率が規制上必要な比率を下回った場合（但し、下記の強制配当事由の不存在を条件とする） ③当行が発行会社に対し配当不払いの通知をした場合（但し、下記の強制配当事由の不存在を条件とする） ④当行が支払不能若しくは債務超過である旨の通知を当行が発行会社に行なった場合
配当制限	規定なし	当行優先株（注）2への配当が減額された場合は本優先出資証券（注）3への配当も同じ割合で減額される。	当行優先株（注）2への配当が減額された場合は本優先出資証券（注）3への配当も同じ割合で減額される。
配当可能利益制限	規定なし	本優先出資証券（注）3への配当額は、当行の配当可能利益／予想配当可能利益から、当行優先株（注）2及びSBTC-LLCが発行した優先出資証券への年間配当予定額を差し引いた、残余額の範囲内でなければならない（注）4（注）5。	本優先出資証券（注）3への配当金は、直近営業年度の当行配当可能利益額（当行優先株（注）2への配当があればその額を控除した額）の範囲内で支払われる（注）6。
強制配当	当行直近営業年度につき当行株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。	当行直近営業年度につき当行普通株式への配当が支払われた場合には、同営業年度末を含む暦年の12月及び翌暦年の6月における配当が全額なされる。但し、上記「配当停止条件」①ないし③、「配当制限」及び「配当可能利益制限」の制限に服する。	当行直近営業年度の当行普通株式の中間又は期末配当が支払われた場合には同営業年度末以降連続する2配当支払日（同年度末を含む暦年の7月及び翌暦年の1月）における配当が全額なされる。但し、上記の「配当停止条件」④及び「配当可能利益制限」の制限に服する。
残余財産分配請求権	当行優先株（注）2と同格	当行優先株（注）2と同格	当行優先株（注）2と同格

(注) 1. 損失吸収事由

当行につき、①自己資本比率/Tier1 比率の最低水準未達、②債務不履行、③債務超過、または④「管理変更事由」(ⓐ清算事由〈清算、破産または清算的会社更生〉の発生、ⓑ会社更生、会社整理等の手続開始、ⓒ監督当局が、当行が支払不能または債務超過の状態にあること、または当行を公的管理に置くことを公表)が発生すること。ただし①の場合は、配当を停止するかどうかは当行の任意。

2. 当行優先株

自己資本比率規制上の基本的項目と認められる優先株。今後発行される優先株を含む。

3. 本優先出資証券

当該発行体が今後新たに優先出資証券を発行した場合は、当該新発優先出資証券を含む。

4. SBESの配当可能利益制限における予想配当可能利益の勘案

当該現会計年度における本優先出資証券への年間配当予定額が、前会計年度末の当行の配当可能利益を基に計算した残余額の範囲内であっても、翌会計年度における本優先出資証券への年間配当予定額が、当該現会計年度末の当行の予想配当可能利益を基に計算した残余額を超える見込みである場合には、当該現会計年度における本優先出資証券への配当は、現会計年度末の予想配当可能利益を基に計算した残余額の範囲内で支払われる。

5. SBES以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SBES以外の当行連結子会社が、本優先出資証券と実質的に同条件の優先出資証券(「案分配当証券」)を発行している場合は、本優先出資証券への年間配当額は、案分配当証券がなければその限度額となる「残余額」に、本優先出資証券への年間配当予定額を分子、本優先出資証券への年間配当予定額と案分配当証券への年間配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

6. SPCL以外の発行体から優先出資証券が発行されている場合の配当可能利益制限

SPCL以外の当行連結子会社が、配当受領権において当行優先株と同格の証券を発行している場合は、本優先出資証券への配当額は、直近営業年度の当行配当可能利益額(当行優先株への配当があればその額を控除した額)に、本優先出資証券への配当予定額を分子、本優先出資証券への配当予定額と当該連結子会社が発行する証券への配当予定額の和を分母とする分数を乗じて得られる金額の範囲内でなければならない。

資本の状況（単体）

■資本金及び発行済株式総数

（単位　株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘　要
	増減数	残　高	増減額	残　高	増減額	残　高	
平成14年12月2日	—	6,676,424.39	—	1,000,000	—	1,496,547	
平成15年2月3日	86,576.53	6,763,000.92	—	1,000,000	3,069	1,499,616	株式会社日本総研ホールディングズとの合併による普通株式の増加（合併比率1：0.021）
平成15年2月8日	50,100	6,813,100.92	75,150	1,075,150	75,150	1,574,766	有償第三者割当 第1-12回第四種優先株式 発行価額　3,000千円 資本組入額　1,500千円
平成15年3月12日	115,000	6,928,100.92	172,500	1,247,650	172,500	1,747,266	有償第三者割当 第13回第四種優先株式 発行価額　3,000千円 資本組入額　1,500千円
平成15年4月1日〜 平成16年3月31日	8.61	6,928,109.53	—	1,247,650	—	1,747,266	第13回第四種優先株式の普通株式への転換による当該優先株式1株の減少、普通株式9.61株の増加
平成15年8月8日	—	6,928,109.53	—	1,247,650	△499,503	1,247,762	商法第289条第2項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替え
平成16年4月1日〜 平成17年3月31日	332,869.96	7,260,979.49	—	1,247,650	—	1,247,762	優先株式の普通株式への転換による第一種優先株式32,000株減少、第三種優先株式105,000株減少、第13回第四種優先株式7,912株減少、普通株式477,781.96株増加
平成17年3月29日	70,001	7,330,980.49	105,001	1,352,651	105,001	1,352,764	有償第三者割当 第1回第六種優先株式 発行価額　3,000千円 資本組入額　1,500千円
平成17年4月1日〜 平成18年3月31日	922,593.28	8,253,573.77	—	1,352,651	—	1,352,764	優先株式の普通株式への転換による第13回第四種優先株式107,087株減少、普通株式1,029,680.28株増加
平成18年1月31日	80,000	8,333,573.77	45,220	1,397,871	45,220	1,397,984	有償一般募集 普通株式 発行価額　1,130千円 資本組入額　565千円
平成18年2月28日	40,700	8,374,273.77	23,005	1,420,877	23,005	1,420,989	有償第三者割当 普通株式 発行価額　1,130千円 資本組入額　565千円

（注）平成18年5月17日に、優先株式の取得及び消却を実施したことに伴い、第一種優先株式が35,000株、第二種優先株式が33,000株減少いたしました。

■株式の総数等

発行済株式の内容（平成18年3月31日現在）

普通株式	7,424,172.77株
第一種優先株式	35,000株
第二種優先株式	100,000株
第三種優先株式	695,000株
第1回第四種優先株式	4,175株
第2回第四種優先株式	4,175株
第3回第四種優先株式	4,175株
第4回第四種優先株式	4,175株
第5回第四種優先株式	4,175株
第6回第四種優先株式	4,175株
第7回第四種優先株式	4,175株
第8回第四種優先株式	4,175株
第9回第四種優先株式	4,175株
第10回第四種優先株式	4,175株
第11回第四種優先株式	4,175株
第12回第四種優先株式	4,175株
第1回第六種優先株式	70,001株
計	8,374,273.77株

上場証券取引所名　東京証券取引所（市場第一部）　大阪証券取引所（市場第一部）
名古屋証券取引所（市場第一部）

■所有者別状況

①普通株式

区分	株主数	所有株式数	割合
政府及び地方公共団体	7人	4,897株	0.06%
金融機関	484	2,215,452	29.95
証券会社	100	72,400	0.98
その他の法人	8,147	1,486,787	20.10
外国法人等(個人以外)	1,012	2,926,447	39.56
外国法人等(個人)	46	203	0.00
個人その他	177,756	691,709	9.35
計	187,552	7,397,895	100.00
端株の状況	—	26,277.77	—

(注) 1. 自己株式6,307.15株は「個人その他」に6,307株、「端株の状況」に0.15株含まれております。
2. 「その他の法人」欄には、証券保管振替機構名義の株式が、585株含まれております。

②第一種優先株式

区分	株主数	所有株式数	割合
金融機関	1人	35,000株	100.00%
計	1	35,000	100.00

③第二種優先株式

区分	株主数	所有株式数	割合
金融機関	1人	100,000株	100.00%
計	1	100,000	100.00

④第三種優先株式

区分	株主数	所有株式数	割合
金融機関	1人	695,000株	100.00%
計	1	695,000	100.00

⑤第1回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑥第2回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑦第3回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑧第4回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑨第5回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑩第6回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑪第7回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑫第8回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑬第9回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑭第10回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑮第11回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑯第12回第四種優先株式

区分	株主数	所有株式数	割合
外国法人等(個人以外)	1人	4,175株	100.00%
計	1	4,175	100.00

⑰第1回第六種優先株式

区分	株主数	所有株式数	割合
金融機関	4人	70,001株	100.00%
計	4	70,001	100.00

■大株主

①普通株式

株主名	所有株式数	持株比率
日本トラスティ・サービス信託銀行株式会社(信託口)	462,242.00株	6.22%
日本マスタートラスト信託銀行株式会社(信託口)	457,238.00	6.15
日本生命保険相互会社	154,388.42	2.07
ザ チェース マンハッタン バンク エヌエイ ロンドン (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	154,035.00	2.07
ステート ストリート バンク アンド トラスト カンパニー 505103 (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	145,702.00	1.96
ステート ストリート バンク アンド トラスト カンパニー (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	98,904.00	1.33
住友生命保険相互会社	97,400.00	1.31
資産管理サービス信託銀行株式会社(信託B口)	90,431.00	1.21
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	79,992.00	1.07
ジェーピーエムシービー ユーエスエー レジデンツ ペンション ジャスデック レンド 385051 (常任代理人 株式会社みずほコーポレート銀行 兜町証券決済業務室)	73,866.00	0.99

②第一種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	35,000株	100.00%

③第二種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	100,000株	100.00%

④第三種優先株式

株主名	所有株式数	持株比率
株式会社整理回収機構	695,000株	100.00%

⑤第1回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑥第2回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑦第3回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑧第4回第四種優先株式

株主名	所有株式数	持株比率
ザ・ゴールドマン・サックス・グループ・インク(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑨第5回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツー コープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑩第6回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑪第7回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑫第8回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑬第9回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑭第10回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑮第11回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑯第12回第四種優先株式

株主名	所有株式数	持株比率
ジーエスエスエム ホールディング ツーコープ(常任代理人 ゴールドマン・サックス証券会社 東京支店)	4,175株	100.00%

⑰第1回第六種優先株式

株主名	所有株式数	持株比率
住友生命保険相互会社	23,334株	33.33%
日本生命保険相互会社	20,000	28.57
三井生命保険株式会社	16,667	23.81
三井住友海上火災保険株式会社	10,000	14.29
計	70,001	100.00

(注) 1. 野村證券株式会社から平成17年5月13日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成17年4月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、変更報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
野村證券株式会社(他共同保有者4名)	163,908株(共同保有者分を含む。)	2.61%

2. ゴールドマン・サックス証券会社東京支店から平成17年5月13日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成17年4月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、変更報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
ゴールドマン・サックス証券会社東京支店(他共同保有者4名)	363,743株(共同保有者分を含む。潜在株式7,428株を含む。)	4.96%

3. フィデリティ投信株式会社から平成17年7月15日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成17年6月30日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、変更報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
フィデリティ投信株式会社	270,202株	3.32%

4. キャピタル・リサーチ・アンド・マネージメント・カンパニーから平成17年11月14日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成17年10月31日現在で以下の普通株式を保有している旨の報告を受けましたが、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、変更報告書の内容は次のとおりであります。

株主名	所有株式数	持株比率
キャピタル・リサーチ・アンド・マネージメント・カンパニー(他共同保有者4名)	354,360株(共同保有者分を含む。)	4.85%

5. 株式会社りそなホールディングスから平成18年3月31日付で株券等の大量保有の状況に関する変更報告書の提出があり、平成18年3月28日現在で普通株式及び優先株式を保有している旨の報告を受けました。同変更報告書には株式会社整理回収機構が共同保有者として記載されており、同社の保有株式数の内容は当社の当事業年度末における優先株式の株主名簿上の記載内容と一致しておりますが、それ以外の保有株式数(全て普通株式)については、当社として当事業年度末日における実質所有株式数の確認ができないので、上記大株主の状況には含めておりません。
なお、変更報告書の内容(除く株式会社整理回収機構保有分)は次のとおりであります。

株主名	所有株式数	持株比率
りそな信託銀行株式会社(他共同保有者1名)	71,857株(共同保有者分を含む。)	0.86%

6. 第1-12回第四種優先株式は、株式売買により、次のとおり株主が異動しております。

	平成16年度末	平成17年度末
第1-4回第四種優先株式	ジーエスエスエム ホールディングコーポレーション	ザ・ゴールドマン・サックス・グループ・インク
第5-12回第四種優先株式	ジーエスエスエム ホールディングコーポレーション	ジーエスエスエム ホールディング ツー コープ

三井住友フィナンシャルグループ 資本の状況(単体)

■新株予約権等の状況

当社は旧商法第280条ノ20及び第280条ノ21の規定に基づき新株予約権を発行しております。

	平成18年3月31日現在
新株予約権の数	1,215個
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,215株
新株予約権の行使時の払込金額	1株当たり　669,775円
新株予約権の行使期間	平成16年6月28日から平成24年6月27日まで
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額	発行価格　　669,775円 資本組入額　334,888円
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。

(注) 1. 新株予約権1個当たりの目的たる株式の数は1株であります。

2. 払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整される。ただし、調整により生じる1円未満の端数は切り上げる。

$$調整後払込金額=調整前払込金額\times\frac{既発行株式数+\frac{新発行株式数\times 1株当たり払込金額}{1株当たり時価}}{既発行株式数+新発行株式数}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

■ストックオプション制度の内容

株式会社三井住友銀行が、平成14年6月27日開催の第1期定時株主総会の特別決議に基づいて旧商法第280条ノ20及び第280条ノ21の規定に基づく新株予約権1,620個を発行しておりましたが、平成14年8月29日開催の取締役会において、同行の新株予約権者の利益を従来どおり確保する観点から、株式会社三井住友フィナンシャルグループが株式移転に際し、同行の発行した新株予約権1,620個に係る義務を次のとおり承継することを決定いたしました。また、上記新株予約権1,620個に係る義務を当社が承継することについて、同行の平成14年9月26日開催の第1回第一種優先株式、第2回第一種優先株式及び第五種優先株式に係る種類株主総会並びに平成14年9月27日開催の臨時株主総会（普通株式に係る種類株主総会を兼ねる。）において、承認可決されました。
当該制度の内容は、次のとおりであります。

決議年月日	平成14年6月27日
付与対象者の区分及び人数	当社及び当社子会社の役職員　677人
新株予約権の目的となる株式の種類	普通株式
新株予約権の目的となる株式の数	1,620株
新株予約権の行使時の払込金額	1株当たり　673,000円
新株予約権の行使期間	平成16年6月28日から平成24年6月27日まで
新株予約権の行使の条件	①新株予約権者は、権利行使時において当社または株式会社三井住友銀行の役職員の地位にあることを要す。ただし、任期満了による退任、定年退職その他当社取締役会が正当な理由があると認めた場合は、当社または株式会社三井住友銀行の役職員の地位を失った後も5年間に限り新株予約権を行使できる。 ②新株予約権者が死亡した場合には、その相続人が新株予約権を行使できる。
新株予約権の譲渡に関する事項	新株予約権の譲渡については、取締役会の承認を要する。

(注) 1. 決議年月日は、株式会社三井住友銀行における発行決議日を記載しております。

2. 新株予約権1個当たりの目的たる株式の数は1株であります。

3. 払込金額は、新株予約権発行後に当社が時価を下回る払込金額で新株式を発行する場合（新株予約権の行使による場合を除く）は、次の算式により調整される。ただし、調整により生じる1円未満の端数は切り上げる。

$$調整後払込金額=調整前払込金額\times\frac{既発行株式数+\frac{新発行株式数\times 1株当たり払込金額}{1株当たり時価}}{既発行株式数+新発行株式数}$$

また、払込金額は、株式の分割または併合の際にも適宜調整される。

■最近4年間の事業年度別最高・最低株価

（金額単位　円）

区分	平成14年度	平成15年度	平成16年度	平成17年度
最高株価	452,000	780,000	854,000	1,370,000
最低株価	206,000	162,000	599,000	659,000

（注）1. 上記は普通株式の株価であり、東京証券取引所市場第一部におけるものであります。
2. 第一種優先株式、第二種優先株式、第三種優先株式、第1-12回第四種優先株式、第1回第六種優先株式は、証券取引所に上場されておりません。

■最近6カ月間の月別最高・最低株価

（金額単位　円）

区分	平成17年10月	平成17年11月	平成17年12月	平成18年1月	平成18年2月	平成18年3月
最高株価	1,100,000	1,230,000	1,300,000	1,370,000	1,370,000	1,310,000
最低株価	954,000	1,080,000	1,120,000	1,120,000	1,220,000	1,200,000

（注）1. 上記は普通株式の株価であり、東京証券取引所市場第一部におけるものであります。
2. 第一種優先株式、第二種優先株式、第三種優先株式、第1-12回第四種優先株式、第1回第六種優先株式は、証券取引所に上場されておりません。

連結財務諸表

当行の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。
以下の連結貸借対照表、連結損益計算書、連結剰余金計算書及び連結キャッシュ・フロー計算書は、上記の連結財務諸表に基づいて作成しております。

連結貸借対照表

（金額単位　百万円）

科目	平成16年度末 平成17年3月31日現在	平成17年度末 平成18年3月31日現在
（資産の部）		
現金預け金	4,985,564	7,101,693 ※8
コールローン及び買入手形	1,004,512	651,905
買現先勘定	124,856	117,474
債券貸借取引支払保証金	568,340	1,956,650
買入金銭債権	606,032	633,760
特定取引資産	3,769,073	4,079,106 ※8
金銭の信託	3,832	2,912
有価証券	24,018,612	25,233,716 ※1, 2, 8
貸出金	55,148,929	57,440,761 ※3, 4, 5, 6, 7, 8, 9
外国為替	895,586	947,744 ※7
その他資産	1,801,341	1,935,804 ※8, 10
動産不動産	753,295	724,962 ※8, 11, 12, 13
リース資産	26,736	27,314 ※12
繰延税金資産	1,550,213	1,017,316
支払承諾見返	3,461,263	3,553,696
貸倒引当金	△1,239,882	△1,006,223
資産の部合計	**97,478,308**	**104,418,597**

（金額単位　百万円）

科目	平成16年度末 平成17年3月31日現在	平成17年度末 平成18年3月31日現在
（負債の部）		
預金	68,508,871	70,864,186 ※8
譲渡性預金	2,760,770	3,273,643
コールマネー及び売渡手形	4,971,462	8,016,410 ※8
売現先勘定	405,671	396,205 ※8
債券貸借取引受入担保金	3,868,001	2,747,125 ※8
コマーシャル・ペーパー	4,500	—
特定取引負債	2,110,473	2,909,239 ※8
借用金	1,016,438	933,567 ※7, 8, 14
外国為替	478,482	447,722
短期社債	—	4,000
社債	4,196,483	4,076,317 ※15
信託勘定借	50,457	318,597
その他負債	1,798,047	2,056,102 ※8
賞与引当金	17,879	19,033
退職給付引当金	23,235	23,617
日本国際博覧会出展引当金	231	—
特別法上の引当金	1,093	1,141
繰延税金負債	45,086	48,413
再評価に係る繰延税金負債	90,994	50,133 ※11
支払承諾	3,461,263	3,553,696 ※8
負債の部合計	**93,809,446**	**99,739,154**
少数株主持分	**1,034,950**	**1,081,148**
（資本の部）		
資本金	664,986	664,986 ※16
資本剰余金	1,603,512	1,603,512
利益剰余金	△6,281	542,551
土地再評価差額金	57,772	38,080 ※11
その他有価証券評価差額金	394,973	793,731
為替換算調整勘定	△81,050	△44,568
資本の部合計	**2,633,912**	**3,598,294**
負債、少数株主持分及び資本の部合計	**97,478,308**	**104,418,597**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結損益計算書

（金額単位　百万円）

科目	平成16年度 自 平成16年4月1日 至 平成17年3月31日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
経常収益	**2,691,357**	**2,750,274**
資金運用収益	1,490,519	1,630,309
貸出金利息	1,113,294	1,182,668
有価証券利息配当金	256,520	317,356
コールローン利息及び買入手形利息	7,095	14,330
買現先利息	3,163	6,767
債券貸借取引受入利息	185	613
預け金利息	36,183	59,867
その他の受入利息	74,076	48,706
信託報酬	2,609	8,626
役務取引等収益	511,824	604,859
特定取引収益	144,587	32,807
その他業務収益	312,852	360,246
リース料収入	12,516	11,771
割賦売上高	3,688	4,575
その他の業務収益	296,646	343,900
その他経常収益	228,963	113,425 ※1
経常費用	**2,791,110**	**1,888,212**
資金調達費用	337,855	489,936
預金利息	131,591	266,739
譲渡性預金利息	3,726	12,904
コールマネー利息及び売渡手形利息	3,917	5,969
売現先利息	3,472	7,447
債券貸借取引支払利息	51,853	58,292
コマーシャル・ペーパー利息	1	0
借用金利息	26,603	21,326
短期社債利息	0	4
社債利息	83,443	84,843
その他の支払利息	33,244	32,408
役務取引等費用	92,669	97,979
特定取引費用	199	―
その他業務費用	172,751	137,538
賃貸原価	6,879	7,575
割賦原価	3,364	4,208
その他の業務費用	162,506	125,754
営業経費	769,239	767,852 ※2
その他経常費用	1,418,395	394,905
貸倒引当金繰入額	284,362	160,013
その他の経常費用	1,134,033	234,891 ※3
経常利益（△は経常損失）	**△99,752**	**862,062**
特別利益	**7,844**	**39,158**
動産不動産処分益	3,952	5,467
償却債権取立益	759	31,184
その他の特別利益	3,132	2,507 ※4
特別損失	**84,787**	**15,162**
動産不動産処分損	67,061	3,441
減損損失	―	11,649 ※5
証券取引責任準備金繰入額	23	47
その他の特別損失	17,701	23
税金等調整前当期純利益（△は税金等調整前当期純損失）	**△176,695**	**886,058**
法人税、住民税及び事業税	**16,331**	**45,274**
還付法人税等	**8,539**	**―**
法人税等調整額	**45,261**	**219,789**
少数株主利益	**49,246**	**57,410**
当期純利益（△は当期純損失）	**△278,995**	**563,584**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結剰余金計算書

（金額単位　百万円）

科目	平成16年度 自 平成16年4月 1 日 至 平成17年3月31日	平成17年度 自 平成17年4月 1 日 至 平成18年3月31日
（資本剰余金の部）		
資本剰余金期首残高	**1,298,511**	**1,603,512**
資本剰余金増加高	**305,001**	**—**
増資による新株の発行	105,001	—
株式交換に伴う増加高	200,000	—
資本剰余金期末残高	**1,603,512**	**1,603,512**
（利益剰余金の部）		
利益剰余金期首残高	**519,354**	**△6,281**
利益剰余金増加高	**3,817**	**583,261**
当期純利益	—	563,584
持分法適用会社の減少に伴う増加高	1,730	—
土地再評価差額金の取崩に伴う増加高	2,087	19,676
利益剰余金減少高	**529,453**	**34,427**
当期純損失	278,995	—
配当金	250,457	34,427
利益剰余金期末残高	**△6,281**	**542,551**

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結キャッシュ・フロー計算書

（金額単位　百万円）

区分	平成16年度 自 平成16年4月1日 至 平成17年3月31日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
Ⅰ 営業活動によるキャッシュ・フロー		
税金等調整前当期純利益（△は税金等調整前当期純損失）	△176,695	886,058
動産不動産等減価償却費	64,154	63,098
リース資産減価償却費	7,650	8,275
減損損失	—	11,649
連結調整勘定償却額	1,700	1,023
持分法による投資損益（△）	△3,267	4,852
貸倒引当金の増加額	△127,218	△237,097
賞与引当金の増加額	1,634	1,072
退職給付引当金の増加額	133,186	382
日本国際博覧会出展引当金の増加額	114	△231
資金運用収益	△1,490,519	△1,630,309
資金調達費用	337,855	489,936
有価証券関係損益（△）	104,430	△24,690
金銭の信託の運用損益（△）	△0	△13
為替差損益（△）	△105,518	△175,656
動産不動産処分損益（△）	63,108	△2,025
リース資産処分損益（△）	15	64
特定取引資産の純増（△）減	△468,577	△226,086
特定取引負債の純増減（△）	246,434	747,723
貸出金の純増（△）減	165,383	△2,135,934
預金の純増減（△）	3,111,151	2,206,690
譲渡性預金の純増減（△）	△826,692	509,473
借用金（劣後特約付借入金を除く）の純増減（△）	△170,730	16,908
有利息預け金の純増（△）減	△247,548	177,300
コールローン等の純増（△）減	△742,518	342,387
債券貸借取引支払保証金の純増（△）減	440,987	△1,388,310
コールマネー等の純増減（△）	△2,013,905	3,027,037
コマーシャル・ペーパーの純増減（△）	1,500	△4,500
債券貸借取引受入担保金の純増減（△）	△2,078,345	△1,120,876
外国為替（資産）の純増（△）減	△151,254	△46,473
外国為替（負債）の純増減（△）	△94,405	△31,381
短期社債（負債）の純増減（△）	—	4,000
普通社債の発行・償還による純増減（△）	127,105	△387,732
信託勘定借の純増減（△）	14,424	268,140
資金運用による収入	1,522,772	1,659,080
資金調達による支出	△323,118	△498,178
取引約定未払金の純増減（△）	△1,020,879	—
その他	△172,334	78,114
小計	△3,869,918	2,593,772
法人税等の支払額	△8,790	△41,693
営業活動によるキャッシュ・フロー	**△3,878,709**	**2,552,078**

（次ページに続く）

（連結キャッシュ・フロー計算書続き） （金額単位　百万円）

区分	平成16年度 自 平成16年4月1日 至 平成17年3月31日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
Ⅱ 投資活動によるキャッシュ・フロー		
有価証券の取得による支出	△46,300,708	△43,607,669
有価証券の売却による収入	36,119,599	33,080,725
有価証券の償還による収入	13,115,042	10,161,444
金銭の信託の増加による支出	—	△2,851
金銭の信託の減少による収入	0	3,789
動産不動産の取得による支出	△46,016	△30,657
動産不動産の売却による収入	91,201	17,208
リース資産の取得による支出	△11,072	△9,001
リース資産の売却による収入	1,380	789
子会社株式の一部売却による収入	—	4,937
連結範囲の変更を伴う子会社株式の取得による支出	△2,970	—
投資活動によるキャッシュ・フロー	**2,966,457**	**△381,284**
Ⅲ 財務活動によるキャッシュ・フロー		
劣後特約付借入による収入	36,000	103,000
劣後特約付借入金の返済による支出	△72,212	△215,884
劣後特約付社債・新株予約権付社債の発行による収入	440,237	431,458
劣後特約付社債・新株予約権付社債の償還による支出	△234,983	△198,800
株式等の発行による収入	210,003	—
連結子会社の株式の発行等による収入	200,000	—
配当金支払額	△250,500	△34,456
少数株主からの払込みによる収入	21,024	11,640
少数株主への配当金支払額	△39,708	△42,598
財務活動によるキャッシュ・フロー	**309,860**	**54,358**
Ⅳ 現金及び現金同等物に係る換算差額	**△379**	**3,838**
Ⅴ 現金及び現金同等物の増加額	**△602,770**	**2,228,990**
Ⅵ 現金及び現金同等物の期首残高	**3,525,056**	**2,926,227**
Ⅶ 連結子会社の合併に伴う現金及び現金同等物の増加額	**3,941**	**—**
Ⅷ 連結除外に伴う現金及び現金同等物の減少額	**—**	**△0**
Ⅸ 現金及び現金同等物の期末残高	**2,926,227**	**5,155,217** ※1

（注）記載金額は、百万円未満を切り捨てて表示しております。

連結財務諸表作成のための基本となる重要な事項（当連結会計年度 自 平成17年4月1日 至 平成18年3月31日）

1. 連結の範囲に関する事項

(1) 連結子会社 113社

主要な会社名

株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
Manufacturers Bank
SMBCファイナンスサービス株式会社
SMBCフレンド証券株式会社
SMBC Capital Markets, Inc.

なお、SMBCキャピタル8号投資事業有限責任組合他3社は新規設立により、当連結会計年度より連結子会社としております。

わかしおオフィスサービス株式会社他11社は清算等により子会社でなくなったため、当連結会計年度より連結子会社から除外しております。

(2) 非連結子会社

主要な会社名

SBCS Co., Ltd.

非連結子会社の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

2. 持分法の適用に関する事項

(1) 持分法適用の非連結子会社 3社

主要な会社名

SBCS Co., Ltd.

SBL Holdings Limitedは清算により子会社でなくなったため、当連結会計年度より持分法適用の非連結子会社から除外しております。

(2) 持分法適用の関連会社 27社

主要な会社名

プロミス株式会社
エヌ・アイ・エフSMBCベンチャーズ株式会社
三井住友アセットマネジメント株式会社
株式会社クオーク

なお、旧エヌ・アイ・エフベンチャーズ株式会社（エヌ・アイ・エフSMBCベンチャーズ株式会社に商号変更）他13社は株式取得等により、当連結会計年度から持分法適用の関連会社としております。

また、P.T. Perjahl Leasing Indonesia他2社は株式売却等により、当連結会計年度より持分法適用の関連会社から除外しております。

(3) 持分法非適用の非連結子会社

主要な会社名

エスアイエス・テクノサービス株式会社

(4) 持分法非適用の関連会社

主要な会社名

Sumitomo Mitsui Asset Management (New York) Inc.

持分法非適用の非連結子会社、関連会社の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

3. 連結子会社の事業年度等に関する事項

(1) 連結子会社の決算日は次のとおりであります。

9月末日	5社
10月末日	1社
12月末日	48社
1月末日	1社
3月末日	58社

当連結会計年度より、海外連結子会社1社において、決算日を従来の12月末日から3月末日に変更しているため、連結財務諸表上、同社の損益は平成17年1月1日から平成18年3月31日までの15カ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

(2) 9月末日を決算日とする連結子会社は、3月末日現在、10月末日を決算日とする連結子会社については、1月末日現在で実施した仮決算に基づく財務諸表により、平成18年1月に設立された12月末日を決算日とする連結子会社については、3月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結子会社については、それぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

4. 会計処理基準に関する事項

(1) 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

(2) 有価証券の評価基準及び評価方法

①有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社株式及び持分法非適用の関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前1カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。

なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

②金銭の信託において信託財産を構成している有価証券の評価は、上記（1）及び（2）①と同じ方法により行っております。

(3) デリバティブ取引の評価基準及び評価方法
デリバティブ取引(特定取引目的の取引を除く。)の評価は、時価法により行っております。
なお、一部の在外連結子会社においては、現地の会計基準に従って処理しております。

(4) 減価償却の方法
①動産不動産及びリース資産
当行の動産不動産の減価償却は、定額法(ただし、動産については定率法)を採用しております。なお、主な耐用年数は次のとおりであります。

建物　　7年～50年
動産　　2年～20年

連結子会社の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。
②ソフトウェア
自社利用のソフトウェアについては、当行及び国内連結子会社における利用可能期間(主として5年)に基づく定額法により償却しております。

(5) 貸倒引当金の計上基準
当行及び主要な連結子会社の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。
破産、特別清算等、法的に経営破綻の事実が発生している債務者(以下、「破綻先」という。)に係る債権及びそれと同等の状況にある債務者(以下、「実質破綻先」という。)に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者(以下、「破綻懸念先」という。)に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。
なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法(DCF法)を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。
上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。
すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。
連結子会社の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。
なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は769,340百万円であります。

(6) 賞与引当金の計上基準
賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

(7) 退職給付引当金の計上基準
退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。
過去勤務債務：
その発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により損益処理
数理計算上の差異：
各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数(主として10年)による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

(8) 特別法上の引当金の計上基準
特別法上の引当金は、金融先物取引責任準備金18百万円及び証券取引責任準備金1,122百万円であり、次のとおり計上しております。
①金融先物取引責任準備金
金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。
②証券取引責任準備金
国内連結子会社は、証券事故による損失に備えるため、証券取引法第51条に定めるところにより算出した額を計上しております。

(9) 外貨建資産・負債の換算基準
当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として連結決算日の為替相場による円換算額を付しております。
また、連結子会社の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

(10) リース取引の処理方法
当行及び国内連結子会社のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

(11) リース取引等に関する収益及び費用の計上基準
①リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
②割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

(12) 重要なヘッジ会計の方法
・金利リスク・ヘッジ
当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。)に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第15号)を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。

・為替変動リスク・ヘッジ

当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」(日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。)に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券(債券以外)の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・連結会社間取引等

デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間(又は内部部門間)の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、一部の連結子会社において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。

(13) **消費税等の会計処理**

当行及び国内連結子会社の消費税及び地方消費税の会計処理は、税抜方式によっております。

5. 連結子会社の資産及び負債の評価に関する事項

連結子会社の資産及び負債の評価については、全面時価評価法を採用しております。

6. 連結調整勘定の償却に関する事項

発生年度に全額償却しております。

7. 利益処分項目等の取扱いに関する事項

連結剰余金計算書は、連結会計期間において確定した利益処分に基づいて作成しております。

8. 連結キャッシュ・フロー計算書における資金の範囲

連結キャッシュ・フロー計算書における資金の範囲は、現金及び無利息預け金であります。

【連結財務諸表作成のための基本となる重要な事項の変更】

(固定資産の減損に係る会計基準)

「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会　平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第6号　平成15年10月31日)を当連結会計年度から適用しております。これにより税金等調整前当期純利益は10,869百万円減少しております。

なお、銀行業においては、「銀行法施行規則」(昭和57年大蔵省令第10号)に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

【表示方法の変更】

(連結キャッシュ・フロー計算書関係)

前連結会計年度において、営業活動によるキャッシュ・フローに区分掲記しておりました「取引約定未払金の純増減(△)」(当連結会計年度△788百万円)は、重要性が低下したため、当連結会計年度より「その他」に含めて表示しております。

注記事項（当連結会計年度 自 平成17年4月1日 至 平成18年3月31日）

（連結貸借対照表関係）

※1. 有価証券には、非連結子会社及び関連会社の株式255,459百万円及び出資金3,765百万円を含んでおります。

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,331百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,713,027百万円、当連結会計年度末に当該処分をせずに所有しているものは199,720百万円であります。

※3. 貸出金のうち、破綻先債権額は59,681百万円、延滞債権額は694,658百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は24,571百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は440,471百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,219,383百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は891,160百万円であります。このうち、手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、2,918百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	79,117百万円
特定取引資産	114,551百万円
有価証券	9,229,645百万円
貸出金	1,552,435百万円
その他資産（延払資産等）	1,131百万円
担保資産に対応する債務	
預金	19,111百万円
コールマネー及び売渡手形	6,996,598百万円
売現先勘定	383,597百万円
債券貸借取引受入担保金	2,543,261百万円
特定取引負債	196,137百万円
借用金	27,019百万円
その他負債	36,317百万円
支払承諾	157,658百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,729百万円、特定取引資産665,395百万円及び有価証券4,072,275百万円を差し入れております。
また、動産不動産のうち保証金権利金は91,342百万円、その他資産のうち先物取引差入証拠金は14,631百万円であります。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,983,663百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,561,432百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行及び連結子会社の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行及び連結子会社が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は609,225百万円、繰延ヘッジ利益の総額は435,127百万円であります。

※11. 当行は、土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
また、一部の連結子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
再評価を行った年月日
当行
平成10年3月31日及び平成14年3月31日
一部の連結子会社
平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法
当行
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結子会社
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。
同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より15,253百万円下回っております。

※12. 動産不動産の減価償却累計額は483,099百万円、リース資産の減価償却累計額は30,334百万円であります。
※13. 動産不動産の圧縮記帳額　65,269百万円
（当連結会計年度圧縮記帳額　―百万円）
※14. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金622,500百万円が含まれております。
※15. 社債には、劣後特約付社債2,132,066百万円が含まれております。
※16. 当行の発行済株式の総数

普通株式	55,212千株
第一種優先株式	35千株
第二種優先株式	100千株
第三種優先株式	695千株
第1回第六種優先株式	70千株

（連結損益計算書関係）

※1. その他経常収益には、株式等売却益90,150百万円を含んでおります。
※2. 営業経費には、研究開発費45百万円を含んでおります。
※3. その他の経常費用には、貸出金償却50,212百万円、株式等償却32,251百万円及び延滞債権等を売却したことによる損失95,972百万円を含んでおります。
※4. その他の特別利益は、子会社の増資に伴う持分変動利益2,507百万円であります。
※5. 当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

（金額単位　百万円）

地域	主な用途	種類	減損損失額
首都圏	遊休資産　47物件	土地、建物等	5,277
近畿圏	営業用店舗　15カ店	土地、建物等	4,668
	遊休資産　29物件		1,368
その他	遊休資産　15物件	土地、建物等	334

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結子会社については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。
当連結会計年度は、当行では遊休資産について、また、連結子会社については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、一部の営業用店舗については使用価値で算出しており、その際に用いた割引率は6%であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（連結キャッシュ・フロー計算書関係）

※1. 現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係

（金額単位　百万円）

	平成18年3月31日現在
現金預け金勘定	7,101,693
有利息預け金	△1,946,475
現金及び現金同等物	5,155,217

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
（1）借手側
・リース物件の取得価額相当額、減価償却累計額相当額及び年度末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	13,780	931	14,711
減価償却累計額相当額	5,995	450	6,445
年度末残高相当額	7,784	480	8,265

・未経過リース料年度末残高相当額

（金額単位　百万円）

1年内	1年超	合計
2,488	6,259	8,748

・支払リース料、減価償却費相当額及び支払利息相当額
支払リース料　3,463百万円
減価償却費相当額　3,093百万円
支払利息相当額　291百万円
・減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
・利息相当額の算定方法
リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。
（2）貸手側
・リース資産に含まれているリース物件の取得価額、減価償却累計額及び年度末残高

（金額単位　百万円）

	動産	その他	合計
取得価額	44,374	2,382	46,757
減価償却累計額	25,404	1,169	26,574
年度末残高	18,969	1,212	20,182

・未経過リース料年度末残高相当額

（金額単位　百万円）

1年内	1年超	合計
6,908	14,411	21,319

・受取リース料、減価償却費及び受取利息相当額
受取リース料　8,312百万円
減価償却費　7,129百万円
受取利息相当額　1,052百万円
・利息相当額の算定方法
リース料総額と見積残存価額との合計額から、これに対応するリース物件の取得価額を控除した金額を利息相当額とし、各連結会計年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

(1) 借手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
15,820	80,405	96,225

(2) 貸手側

・未経過リース料

(金額単位　百万円)

1年内	1年超	合計
334	585	920

なお、上記1.、2.に記載した貸手側の未経過リース料のうち2,762百万円を借用金等の担保に提供しております。

(退職給付関係)

1. 採用している退職給付制度の概要

当行及び国内連結子会社は、確定給付型の制度として、確定給付企業年金制度、適格退職年金制度及び退職一時金制度を設けており、一部の国内連結子会社は総合設立型の厚生年金基金制度を有しております。また、従業員の退職等に際して割増退職金を支払う場合があります。

また、一部の国内連結子会社は、確定拠出年金制度を設けております。

なお、当行及び一部の国内連結子会社において退職給付信託を設定しております。

2. 退職給付債務に関する事項

(金額単位　百万円)

		平成18年3月31日現在
退職給付債務	(A)	△886,770
年金資産	(B)	1,225,843
未積立退職給付債務	(C)＝(A)＋(B)	339,072
未認識数理計算上の差異	(D)	△126,460
未認識過去勤務債務	(E)	△59,253
連結貸借対照表計上額の純額	(F)＝(C)＋(D)＋(E)	153,358
前払年金費用	(G)	176,976
退職給付引当金	(F)－(G)	△23,617

(注) 1. 当行は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成16年1月26日に厚生労働大臣から将来分支給義務免除の認可を受けております。また、平成17年9月1日に厚生労働大臣から過去分返上の認可を受け、厚生年金基金制度から確定給付企業年金制度へ移行しております。

2. 一部の国内連結子会社は、確定給付企業年金法の施行に伴い、厚生年金基金の代行部分について、平成15年1月17日付で厚生労働大臣から将来分支給義務免除の認可を受けております。また、平成16年5月1日に厚生労働大臣から過去分返上の認可を受け、厚生年金基金制度から確定給付企業年金制度へ移行しております。

3. 一部の連結子会社は、退職給付債務の算定にあたり、簡便法を採用しております。

4. 総合設立型の厚生年金基金制度に係る年金資産(掛金拠出割合按分額)は6,105百万円であり、上記年金資産には含めておりません。

3. 退職給付費用に関する事項

(金額単位　百万円)

	平成17年度
勤務費用	18,902
利息費用	21,580
期待運用収益	△24,353
会計基準変更時差異の費用処理額	—
数理計算上の差異の費用処理額	24,985
過去勤務債務の費用処理額	△9,305
その他(臨時に支払った割増退職金等)	3,256
退職給付費用	35,066

(注) 簡便法を採用している連結子会社の退職給付費用は、主として「勤務費用」に含めて計上しております。

4. 退職給付債務等の計算の基礎に関する事項

	平成18年3月31日現在
(1) 割引率	1.4%～2.5%
(2) 期待運用収益率	0%～4.0%
(3) 退職給付見込額の期間配分方法	期間定額基準
(4) 過去勤務債務の額の処理年数	主として10年(その発生時の従業員の平均残存勤務期間内の一定の年数による定額法により損益処理することとしている)
(5) 数理計算上の差異の処理年数	主として10年(各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数による定額法により按分した額を、それぞれ発生の翌連結会計年度から損益処理することとしている)

(税効果会計関係)

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

(金額単位　百万円)

繰延税金資産	
税務上の繰延欠損金	1,189,234
貸倒引当金	363,591
有価証券償却	298,962
貸出金償却	170,249
退職給付引当金	85,623
減価償却費	7,334
その他	61,204
繰延税金資産小計	2,176,200
評価性引当額	△530,706
繰延税金資産合計	1,645,494
繰延税金負債	
その他有価証券評価差額金	△546,090
レバレッジドリース	△56,423
退職給付信託設定益	△52,329
子会社の留保利益金	△11,223
その他	△10,523
繰延税金負債合計	△676,590
繰延税金資産の純額	968,903

2. 当行の法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

	(単位 %)
当行の法定実効税率	40.63
(調整)	
評価性引当額	△10.06
当社と海外連結子会社との法定実効税率差異	△2.52
その他	1.87
税効果会計適用後の法人税等の負担率	29.91

(1株当たり情報)

	(金額単位 円)
1株当たり純資産額	41,444.83
1株当たり当期純利益	9,864.54
潜在株式調整後1株当たり当期純利益	9,827.19

(注) 1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	563,584百万円
普通株主に帰属しない金額	18,934百万円
(うち優先配当額)	18,934百万円
普通株式に係る当期純利益	544,650百万円
普通株式の期中平均株式数	55,212千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	12,718百万円
(うち優先配当額)	12,739百万円
(うち連結子会社及び持分法適用関連会社発行の新株予約権)	△20百万円
普通株式増加数	1,504千株
(うち優先株式)	1,504千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	—

(重要な後発事象)

1. 当行は、平成18年4月27日に金融庁より、法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第1項に基づく行政処分(業務停止命令並びに業務改善命令)を受けております。
2. 当行の完全親会社である株式会社三井住友フィナンシャルグループは、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年4月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年9月1日を株式交換の日とする株式交換契約を締結いたしました。

有価証券関係（平成17年度　自 平成17年4月1日　至 平成18年3月31日）

有価証券の範囲等

※1. 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権等も含めて記載しております。

※2.「子会社株式及び関連会社株式で時価のあるもの」については、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成18年3月末	
	連結貸借対照表計上額	当連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,088,599	△648

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成18年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	750,204	730,568	△19,635	306	19,942
地方債	96,892	93,527	△3,365	—	3,365
社債	379,514	371,461	△8,053	—	8,053
その他	19,619	19,893	274	274	—
合計	1,246,230	1,215,449	△30,780	580	31,361

（注）1. 時価は、当連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成18年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,869,734	3,536,280	1,666,545	1,684,986	18,440
債券	12,683,880	12,386,646	△297,233	988	298,222
国債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合計	18,747,793	20,084,985	1,337,192	1,734,027	396,834

（注）1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。
2. 連結貸借対照表計上額は、株式については主として当連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、当連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は21百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成17年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	33,080,724	135,677	78,580

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成18年3月末
満期保有目的の債券	
非上場外国証券	242
その他	3,758
その他有価証券	
非上場株式（店頭売買株式を除く）	455,241
非上場債券	2,518,691
非上場外国証券	456,400
その他	295,383

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成18年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	5,841,430	4,784,630	2,468,673	3,037,217
国債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社債	469,663	2,471,547	906,156	110,713
その他	870,175	1,564,446	682,146	848,570
合計	6,711,606	6,349,076	3,150,820	3,885,788

有価証券関係（平成16年度　自 平成16年4月1日　至 平成17年3月31日）

有価証券の範囲等

※1. 連結貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の貸付債権信託受益権等も含めて記載しております。

※2.「子会社株式及び関連会社株式で時価のあるもの」については、財務諸表における注記事項として記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成17年3月末	
	連結貸借対照表計上額	前連結会計年度の損益に含まれた評価差額
売買目的有価証券	1,325,972	△3,717

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成17年3月末				
	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	507,342	505,002	△2,339	1,582	3,922
地方債	—	—	—	—	—
社債	—	—	—	—	—
その他	28,859	29,380	520	531	11
合計	536,201	534,382	△1,818	2,114	3,933

（注）1. 時価は、前連結会計年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成17年3月末				
	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,964,153	2,651,395	687,241	730,989	43,747
債券	14,734,261	14,749,222	14,961	34,971	20,010
国債	13,116,068	13,129,235	13,167	27,115	13,948
地方債	488,423	486,884	△1,538	2,061	3,600
社債	1,129,770	1,133,102	3,332	5,794	2,462
その他	2,779,971	2,756,295	△23,675	15,903	39,579
合計	19,478,387	20,156,914	678,527	781,864	103,337

（注）1. 評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。
2. 連結貸借対照表計上額は、株式については主として前連結会計年度末前1カ月の市場価格の平均に基づいて算定された額により、また、それ以外については、前連結会計年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
3.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を前連結会計年度の損失として処理（以下、「減損処理」という。）しております。前連結会計年度におけるこの減損処理額は81百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(4) 当該連結会計年度中に売却した満期保有目的の債券

該当ありません。

(5) 当該連結会計年度中に売却したその他有価証券

（金額単位　百万円）

	平成16年度		
	売却額	売却益の合計額	売却損の合計額
その他有価証券	36,119,411	211,718	90,149

(6) 時価のない有価証券の主な内容及び連結貸借対照表計上額

（金額単位　百万円）

	平成17年3月末
満期保有目的の債券	
非上場外国証券	221
その他	8,566
その他有価証券	
非上場株式（店頭売買株式を除く）	481,782
非上場債券	2,110,338
非上場外国証券	410,103
その他	211,161

(7) 保有目的を変更した有価証券

該当ありません。

(8) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成17年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	3,110,902	9,065,255	2,237,616	2,953,130
国債	2,818,917	6,414,993	1,482,528	2,920,138
地方債	20,003	264,369	202,016	494
社債	271,981	2,385,892	553,071	32,497
その他	597,893	1,625,673	258,965	725,965
合計	3,708,796	10,690,929	2,496,581	3,679,096

金銭の信託関係（平成17年度　自 平成17年4月1日　至 平成18年3月31日）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成18年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	2,703	2,912	209	209	—

（注）1. 連結貸借対照表計上額は、当連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

金銭の信託関係（平成16年度　自 平成16年4月1日　至 平成17年3月31日）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成17年3月末				
	取得原価	連結貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,832	204	300	95

（注）1. 連結貸借対照表計上額は、前連結会計年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。

その他有価証券評価差額金（平成17年度　自 平成17年4月1日　至 平成18年3月31日）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

	平成18年3月末
評価差額	1,340,638
その他有価証券	1,340,429
その他の金銭の信託	209
(△) 繰延税金負債	544,654
その他有価証券評価差額金（持分相当額調整前）	795,984
(△) 少数株主持分相当額	5,684
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	3,431
その他有価証券評価差額金	793,731

（注）1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。
2. その他有価証券の評価差額は、時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

その他有価証券評価差額金（平成16年度　自 平成16年4月1日　至 平成17年3月31日）

連結貸借対照表に計上されている「その他有価証券評価差額金」の内訳は、次のとおりであります。

（金額単位　百万円）

	平成17年3月末
評価差額	678,138
その他有価証券	677,933
その他の金銭の信託	204
(△) 繰延税金負債	274,983
その他有価証券評価差額金（持分相当額調整前）	403,155
(△) 少数株主持分相当額	8,459
(＋) 持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額	278
その他有価証券評価差額金	394,973

（注）1. その他有価証券の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。
2. その他有価証券の評価差額は、時価のない外貨建有価証券の為替換算差額（損益処理分を除く）を含んでおります。

1. 取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。
異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としております。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。
市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にヒストリカルシミュレーション法を使用しております。
当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。
信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。
また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。
なお、当連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

①VaR（保有期間1日、片側信頼区間99.0%）　（金額単位　億円）

	最大	最小	平均	期末日
トレーディング	33	14	23	31
バンキング	733	330	507	652

（注）トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

②信用リスク相当額（与信相当額）　（金額単位　億円）

区分	平成18年3月末
金利スワップ	42,067
通貨スワップ	12,905
先物外国為替	10,604
金利オプション（買）	696
通貨オプション（買）	1,708
その他の金融派生商品	2,259
一括清算ネッティング契約による信用リスク削減効果	△39,854
合計	30,385

（注）1. 上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。
2. 一部の取引についてネッティング（取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの）を採用しております。

2. 取引の時価等に関する事項

(1) 金利関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	49,280,626	2,201,562	60,069	60,069
	買建	50,392,316	2,231,955	△64,209	△64,209
	金利オプション				
	売建	176,220	—	△178	△178
	買建	2,702,918	2,526,698	691	691
店頭	金利先渡契約				
	売建	801,161	—	1	1
	買建	7,893,630	216,820	△98	△98
	金利スワップ	419,004,775	332,469,434	125,400	125,400
	受取固定・支払変動	199,965,277	160,275,395	△1,679,647	△1,679,647
	受取変動・支払固定	199,616,162	157,990,571	1,789,467	1,789,467
	受取変動・支払変動	19,271,520	14,070,934	20,004	20,004
	金利スワップション				
	売建	2,088,827	1,524,826	△45,860	△45,860
	買建	2,237,396	1,836,727	82,932	82,932
	キャップ				
	売建	13,530,699	9,447,218	△28,931	△28,931
	買建	7,730,947	5,314,256	16,252	16,252
	フロアー				
	売建	413,170	205,858	△1,460	△1,460
	買建	211,275	124,754	1,661	1,661
	その他				
	売建	717,241	554,895	△5,505	△5,505
	買建	2,034,707	1,470,629	15,554	15,554
合計				156,319	156,319

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△589百万円(損失)であります。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	20,198,723	12,978,281	75,779	64,049
	通貨スワップション				
	売建	1,021,039	1,009,291	△2,495	△2,502
	買建	1,237,505	1,215,027	12,292	12,299
	為替予約	46,901,982	3,882,673	△139,352	△139,352
	通貨オプション				
	売建	3,516,658	1,672,181	△126,859	△126,859
	買建	3,297,890	1,501,779	71,540	71,540
合計				△109,095	△120,825

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は△246百万円(損失)であります。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	20,967	—	△1,037	△1,037
	買建	23,459	—	1,103	1,103
店頭	有価証券店頭オプション				
	売建	19,051	19,051	236	238
	買建	21,672	21,672	△219	△219
合計				84	84

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	565,847	—	3,517	3,517
	買建	627,879	—	△5,063	△5,063
	債券先物オプション				
	売建	4,699	—	△88	△88
	買建	42,880	2,937	122	122
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	17,038	9,517	1,614	1,614
	債券店頭オプション				
	売建	162,044	13,044	△540	△540
	買建	349,000	—	1,525	1,525
合計				1,088	1,088

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	商品スワップ				
	固定価格受取・変動価格支払	211,239	180,091	△136,629	△136,629
	変動価格受取・固定価格支払	202,635	168,747	153,389	153,389
	商品オプション				
	売建	9,924	7,454	△8,056	△8,056
	買建	8,921	7,135	7,875	7,875
合計				16,578	16,578

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	クレジット・デフォルト・オプション				
	売建	301,923	298,381	118	118
	買建	306,790	298,748	1,359	1,359
	その他				
	売建	754	—	△23	△23
	買建	140	—	7	7
合計				1,462	1,462

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。
3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

1. 取引の状況に関する事項

(1) 取引の内容

当行及び連結子会社で取扱っているデリバティブ取引には、先物外国為替取引、金利・通貨・株式・債券・商品に係る先物取引・先渡取引・スワップ取引・オプション取引等の各種デリバティブ取引及びクレジットデリバティブ取引・天候デリバティブ取引があります。

(2) 取引の利用目的、取組方針

当行では、お客様のヘッジニーズ、運用・調達ニーズの多様化・高度化に対応した金融商品を競争力ある価格で提供すること、預貸金業務や有価証券保有等に付随して発生する市場リスクをコントロールすること、また、積極的な市場取引の推進を通じて収益力の向上を図ることを目的として、デリバティブ取引を行っております。
金利・通貨等の相場の短期的な変動により利益を得ることを目的とするトレーディング取引については、東京及びニューヨーク・ロンドン・シンガポール・香港などの海外支店及び連結子会社に設置されたトレーディング担当部署が、一定の極度の範囲内で積極的かつ機動的に取引を行っております。
預貸金等の銀行業務に付随して発生する市場リスクの調整については、経営会議等で審議された方針に基づき、ALM担当部署がALMオペレーションとしてスワップ・金利先物取引等のデリバティブ取引を活用しております。これらALMオペレーションに係る取引のうち、ヘッジ目的の取引についてはヘッジ会計を適用しており、ヘッジ会計の方法としては繰延ヘッジ又は時価ヘッジを適用しております。
小口多数の金銭債権債務に対する金利リスクに係る包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に定められた要件を満たす繰延ヘッジを適用しております。相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。個別ヘッジについても当該個別ヘッジに係る有効性の評価をしております。また、その他有価証券のうちALM目的で保有する債券の相場変動を相殺する個別ヘッジについては時価ヘッジを適用しており、当該個別ヘッジに係る有効性の評価をしております。
異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替リスクに係る包括ヘッジについては、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号）に定められた要件に従い、ヘッジ手段である通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認の上、繰延ヘッジを適用しております。
連結子会社のうち、スワップハウス等の海外連結子会社におけるトレーディング担当部署でも、銀行本体に準じた目的・方針にて取引を行っております。上記連結子会社におけるトレーディング担当部署以外、及びその他の連結子会社におけるデリバティブ取引は、業務に付随して発生する市場リスクのコントロールを目的としております。

(3) 取引に係るリスクの内容

デリバティブ取引に係る主要なリスクとしては、市場の相場変動により保有するポートフォリオの価値が変動し損失が発生する「市場リスク」、取引相手の財務状態の悪化により契約が履行されなくなり損失を被る「信用リスク」、市場の流動性の低下により適正な価格で希望する量の取引が困難となる「市場流動性リスク」等があります。
特にデリバティブ取引には、リスク内容が複雑な取引、僅かな当初資金で多額の損益が発生する可能性を有する取引が存在することから、高度なリスク管理が求められております。

(4) 取引に係るリスクの管理体制

当行では、リスク管理を経営の重要課題の一つとして位置付け、リスクを経営体力比適正なレベルにコントロールした上で収益力の強化を図るという、「健全性の維持」と「収益力の向上」の双方にバランスのとれた経営を目指しております。実効性のあるリスク管理の実現のため、リスク管理に関する基本方針等については経営会議にて決定、取締役会の承認を得る体制としております。また、リスクの種類毎にリスク管理担当部署を定め、連結子会社を含めた各種リスクの管理を行っております。各リスク管理担当部署については業務担当部署から独立させる等、業務への十分な牽制が働くよう配慮しているほか、独立した監査担当部署が、業務の運営及びリスク管理の状況について監査を実施する体制としております。なお、デリバティブ取引を含む市場業務については、業務部門と事務部門・管理部門の分離により、取引の締結・執行、リスク量並びに損益について厳正なチェック機能が働く体制としております。
市場リスクには金利リスク、為替リスク等の種類がありますが、当行では高度な統計的手法を用いたVaR（バリュー・アット・リスク）により、予想される最大損失額を把握して統合的に管理しております。当行ではVaRの計測にモンテカルロシミュレーション法を使用しております。
当行及び連結子会社の市場部門で保有する市場リスクの総量枠については、自己資本等の経営体力をもとに保守的に設定しております。また、政策投資株式に係る株価変動リスク等、市場部門以外の当行全体及び主要連結子会社が保有する市場リスクについてもVaRを計測し、取締役会や経営会議にリスク状況が報告される体制としております。
信用リスクについては、時価ベースでの信用リスク額を定期的に算出し管理しております。相手方が、取引を頻繁に行う金融機関等である場合については、一括清算ネッティング契約等を締結する等、信用リスクを抑制する運営も行っております。
また、デリバティブ取引に係る市場流動性リスクの管理については、通貨・商品、取引期間等を特定した拠点別取引限度額を設定するとともに、金融先物取引等については、保有建玉を市場全体の未決済建玉残高の一定割合以内に限定しており、リスク管理担当部署で限度額遵守状況、市場動向等をモニタリングする体制としております。
なお、前連結会計年度のVaR及び信用リスク相当額は、それぞれ以下のとおりであります。

①VaR（保有期間1日、片側信頼区間99.0%）　（金額単位　億円）

	最大	最小	平均	期末日
トレーディング	29	12	20	21
バンキング	910	239	461	280

（注）トレーディングは個別リスクを除いております。また、主要連結子会社を含んでおります。

②信用リスク相当額（与信相当額）　（金額単位　億円）

区分	平成17年3月末
金利スワップ	36,247
通貨スワップ	14,403
先物外国為替	9,361
金利オプション（買）	740
通貨オプション（買）	1,818
その他の金融派生商品	1,340
一括清算ネッティング契約による信用リスク削減効果	△31,362
合計	32,547

（注）1. 上記計数は、BIS自己資本比率規制に基づき算出されたデリバティブ取引に係る連結ベースの信用リスク相当額であります。
2. 一部の取引についてネッティング（取引先ごとに、締結したすべてのオフバランス取引の時価評価額を相殺し、相殺後の金額を信用リスク相当額とするもの）を採用しております。

2. 取引の時価等に関する事項

(1) 金利関連取引

(金額単位　百万円)

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物				
	売建	39,978,468	866,455	45,530	45,530
	買建	42,079,595	1,915,442	△52,737	△52,737
	金利オプション				
	売建	—	—	—	—
	買建	250,080	250,080	21	21
店頭	金利先渡契約				
	売建	613,308	456,503	△60	△60
	買建	9,782,626	56,503	△4	△4
	金利スワップ	391,811,677	291,895,257	156,432	156,432
	受取固定・支払変動	186,359,947	140,866,355	2,048,207	2,048,207
	受取変動・支払固定	185,522,906	136,402,214	△1,885,274	△1,885,274
	受取変動・支払変動	19,847,624	14,605,046	△3,515	△3,515
	金利スワップション				
	売建	2,720,750	1,358,410	△31,840	△31,840
	買建	2,807,739	1,970,731	39,263	39,263
	キャップ				
	売建	7,957,445	5,140,360	△8,601	△8,601
	買建	5,131,777	3,276,916	6,496	6,496
	フロアー				
	売建	287,377	123,982	△3,373	△3,373
	買建	310,056	167,044	3,673	3,673
	その他				
	売建	—	—	—	—
	買建	639,798	105,311	4,989	4,989
合計				159,789	159,789

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している金利関連取引は、上記記載から除いております。なお、この未実現損益は△2,347百万円 (損失) であります。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	18,581,388	12,017,760	188,219	122,850
	通貨スワップション				
	売建	985,339	979,291	△22,071	△22,071
	買建	1,218,665	1,208,413	42,475	42,475
	為替予約	41,706,257	2,301,053	6,194	6,194
	通貨オプション				
	売建	2,620,171	1,229,664	△83,225	△83,225
	買建	2,633,024	1,193,964	103,782	103,782
	その他				
	売建	3,176	—	17	17
	買建	188	—	0	0
合計				235,392	170,023

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引及び外貨建金銭債権債務等に付されたもので当該外貨建金銭債権債務等の連結貸借対照表表示に反映されているもの又は当該外貨建金銭債権債務等が連結手続上消去されたものについては、上記記載から除いております。
また、一部の在外連結子会社において、現地の会計基準に従って処理している通貨関連取引は、上記記載から除いております。なお、この未実現損益は592百万円 (利益) であります。
2. 時価の算定
割引現在価値等により算定しております。

(3) 株式関連取引

(金額単位　百万円)

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物				
	売建	233	—	—	—
	買建	594	—	△0	△0
	株式指数オプション				
	売建	—	—	—	—
	買建	—	—	—	—
店頭	有価証券店頭オプション				
	売建	17,500	17,500	△277	△277
	買建	17,000	17,000	271	271
	有価証券店頭指数等スワップ				
	株価指数変化率受取・短期変動金利支払	—	—	—	—
	短期変動金利受取・株価指数変化率支払	—	—	—	—
	その他				
	売建	22,834	—	△1,146	△1,146
	買建	66,278	8,583	4,887	4,887
合計				3,735	3,735

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物				
	売建	598,657	—	△1,720	△1,720
	買建	823,707	—	6,645	6,645
	債券先物オプション				
	売建	17,500	—	△50	△50
	買建	15,000	—	21	21
店頭	債券先渡契約				
	売建	—	—	—	—
	買建	263,054	243,588	1,485	1,485
	債券店頭オプション				
	売建	702,330	11,851	△4,141	△4,141
	買建	691,518	—	1,144	1,144
合計				3,383	3,383

(注) 1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	商品先物				
	売建	—	—	—	—
	買建	310	—	△16	△16
店頭	商品スワップ				
	固定価格受取・変動価格支払	142,921	140,114	△57,396	△57,396
	変動価格受取・固定価格支払	139,453	136,482	67,597	67,597
	商品オプション				
	売建	6,861	6,854	△4,873	△4,873
	買建	6,095	5,925	5,056	5,056
合計				10,367	10,367

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成17年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション				
	売建	45,468	37,132	△779	△779
	買建	76,405	62,558	1,552	1,552
	その他				
	売建	923	—	△84	△84
	買建	1,481	—	115	115
合計				803	803

（注）1. 上記取引については時価評価を行い、評価損益を連結損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 「売建」は信用リスクの引受取引、「買建」は信用リスクの引渡取引であります。

セグメント情報

(1) 事業の種類別セグメント情報

(平成17年度　自 平成17年4月1日　至 平成18年3月31日)　(金額単位　百万円)

	銀行業	その他事業	計	消去又は全社	連結
Ⅰ経常収益					
(1) 外部顧客に対する経常収益	2,492,715	257,559	2,750,274	—	2,750,274
(2) セグメント間の内部経常収益	37,625	147,262	184,888	(184,888)	—
計	2,530,340	404,822	2,935,163	(184,888)	2,750,274
経常費用	1,764,329	291,576	2,055,905	(167,693)	1,888,212
経常利益	766,011	113,246	879,258	(17,195)	862,062
Ⅱ資産、減価償却費、減損損失及び資本的支出					
資産	102,942,276	4,447,938	107,390,214	(2,971,616)	104,418,597
減価償却費	60,715	11,082	71,798	—	71,798
減損損失	7,435	4,213	11,649	—	11,649
資本的支出	60,129	12,569	72,698	—	72,698

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) その他事業……………リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(平成16年度　自 平成16年4月1日　至 平成17年3月31日)　(金額単位　百万円)

	銀行業	その他事業	計	消去又は全社	連結
Ⅰ経常収益					
(1) 外部顧客に対する経常収益	2,454,396	236,961	2,691,357	—	2,691,357
(2) セグメント間の内部経常収益	33,622	144,960	178,582	(178,582)	—
計	2,488,018	381,921	2,869,940	(178,582)	2,691,357
経常費用	2,640,298	308,831	2,949,130	(158,019)	2,791,110
経常利益(△は経常損失)	△152,279	73,089	△79,190	(20,562)	△99,752
Ⅱ資産、減価償却費及び資本的支出					
資産	96,311,150	4,513,358	100,824,509	(3,346,200)	97,478,308
減価償却費	59,231	13,356	72,587	—	72,587
資本的支出	65,398	21,810	87,208	—	87,208

(注) 1. 事業区分は内部管理上採用している区分によっております。また、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 各事業の主な内容
(1) 銀行業……………………銀行業
(2) その他事業……………リース、証券、クレジットカード、投融資、融資、ベンチャーキャピタル、システム開発・情報処理業

(2) 所在地別セグメント情報

(平成17年度　自 平成17年4月1日　至 平成18年3月31日)　(金額単位　百万円)

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
Ⅰ経常収益							
(1) 外部顧客に対する経常収益	2,301,555	176,478	124,853	147,387	2,750,274	—	2,750,274
(2) セグメント間の内部経常収益	68,911	41,079	3,334	35,490	148,816	(148,816)	—
計	2,370,466	217,558	128,188	182,878	2,899,091	(148,816)	2,750,274
経常費用	1,633,002	152,293	103,720	136,890	2,025,906	(137,693)	1,888,212
経常利益	737,464	65,265	24,468	45,987	873,185	(11,122)	862,062
Ⅱ資産	94,617,730	5,034,350	2,825,039	3,860,748	106,337,869	(1,919,272)	104,418,597

(注) 1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

（平成16年度　自 平成16年4月1日　至 平成17年3月31日）

（金額単位　百万円）

	日本	米州	欧州	アジア・オセアニア	計	消去又は全社	連結
I 経常収益							
(1) 外部顧客に対する経常収益	2,441,237	109,733	62,984	77,402	2,691,357	―	2,691,357
(2) セグメント間の内部経常収益	58,859	46,749	6,164	25,559	137,332	(137,332)	―
計	2,500,096	156,483	69,148	102,962	2,828,690	(137,332)	2,691,357
経常費用	2,677,193	107,027	63,254	60,639	2,908,114	(117,003)	2,791,110
経常利益（△は経常損失）	△177,096	49,456	5,894	42,322	△79,423	(20,329)	△99,752
II資産	89,473,929	4,704,649	2,462,873	3,256,830	99,898,282	(2,419,973)	97,478,308

（注）1. 当行の本支店及び連結子会社について、地理的近接度、経済活動の類似性、事業活動の相互関連性等を考慮して国内と国又は地域ごとに区分の上、一般企業の売上高及び営業利益に代えて、それぞれ経常収益及び経常利益を記載しております。
2. 「米州」にはアメリカ合衆国、ブラジル連邦共和国、カナダ等が、「欧州」には英国、ドイツ連邦共和国、フランス共和国等が、「アジア・オセアニア」には香港、シンガポール共和国、オーストラリア等が属しております。

(3) 海外経常収益

（金額単位　百万円）

	平成16年度 自 平成16年4月1日 至 平成17年3月31日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
海外経常収益	250,120	448,719
連結経常収益	2,691,357	2,750,274
海外経常収益の連結経常収益に占める割合	9.3%	16.3%

（注）1. 一般企業の海外売上高に代えて、海外経常収益を記載しております。
2. 海外経常収益は、当行の海外店取引並びに海外連結子会社の取引に係る経常収益（ただし、連結会社間の内部経常収益を除く。）で、こうした膨大な取引を相手先別に区分していないため、国又は地域毎のセグメント情報は記載しておりません。

財務諸表

当行の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表については、証券取引法第193条の2の規定に基づき、あずさ監査法人の監査証明を受けております。なお、銀行法第20条第1項の規定により作成した書類について商法特例法（昭和49年法律第22号）により、あずさ監査法人の監査を受けております。
以下の貸借対照表、損益計算書及び利益処分計算書は、上記の財務諸表に基づいて作成しております。

貸借対照表

（金額単位　百万円）

科目	平成16年度末 平成17年3月31日現在	平成17年度末 平成18年3月31日現在
（資産の部）		
現金預け金	**4,524,830**	**6,589,967** ※8
現金	1,164,028	1,010,221
預け金	3,360,802	5,579,745
コールローン	**373,397**	**576,909**
買現先勘定	**88,021**	**81,470**
債券貸借取引支払保証金	**568,340**	**1,956,650**
買入手形	**573,000**	**—**
買入金銭債権	**126,682**	**115,637**
特定取引資産	**3,363,376**	**3,694,791** ※8
商品有価証券	186,341	97,197
商品有価証券派生商品	811	269
特定取引有価証券派生商品	2,033	4,162
特定金融派生商品	2,117,895	2,667,605
その他の特定取引資産	1,056,293	925,557
金銭の信託	**3,832**	**2,912**
有価証券	**23,676,696**	**25,202,541** ※8
国債	13,000,401	11,137,621 ※2
地方債	400,686	546,197
社債	2,976,060	3,717,162
株式	3,536,869	4,457,872 ※1,2
その他の証券	3,762,679	5,343,687 ※1
貸出金	**50,067,586**	**51,857,559** ※3,4,5,6,8,9
割引手形	455,930	368,006 ※7
手形貸付	4,260,696	3,340,994
証書貸付	37,148,417	39,652,419
当座貸越	8,202,541	8,496,139
外国為替	**840,923**	**877,570**
外国他店預け	61,830	57,762
外国他店貸	172,859	182,159
買入外国為替	433,867	455,061 ※7
取立外国為替	172,366	182,586
その他資産	**1,446,439**	**1,567,812**
未決済為替貸	4,513	4,287
前払費用	8,209	7,280
未収収益	196,806	206,780
先物取引差入証拠金	8,714	12,419
先物取引差金勘定	5,463	2,405
金融派生商品	650,036	602,156
繰延ヘッジ損失	59,290	167,212 ※10
社債発行差金	1,001	2,524
その他の資産	512,401	562,744
動産不動産	**660,469**	**639,538** ※11,12,13
土地建物動産	579,597	559,634
建設仮払金	410	1,140
保証金権利金	80,461	78,763
繰延税金資産	**1,502,153**	**976,203**
支払承諾見返	**4,303,148**	**4,120,300**
貸倒引当金	**△989,121**	**△816,437**
資産の部合計	**91,129,776**	**97,443,428**

（金額単位　百万円）

科目	平成16年度末 平成17年3月31日現在	平成17年度末 平成18年3月31日現在
（負債の部）		
預金	**62,788,328**	**65,070,784**
当座預金	5,996,678	6,870,162
普通預金	29,504,962	31,540,162
貯蓄預金	1,003,211	932,465
通知預金	3,513,789	3,852,479
定期預金	18,283,246	17,868,305
定期積金	62	57
その他の預金	4,486,376	4,007,151
譲渡性預金	**2,803,299**	**3,151,382**
コールマネー	**2,232,507**	**2,833,865** ※8
売現先勘定	**365,127**	**382,082** ※8
債券貸借取引受入担保金	**3,838,031**	**2,709,084** ※8
売渡手形	**2,578,700**	**5,104,100** ※8
特定取引負債	**1,711,030**	**2,515,932**
売付商品債券	34,500	113,768
商品有価証券派生商品	524	1,238
特定取引有価証券派生商品	2,061	4,079
特定金融派生商品	1,673,943	2,396,846
借用金	**2,267,602**	**2,023,023**
再割引手形	11,576	2,918 ※7
借入金	2,256,026	2,020,104 ※14
外国為替	**477,845**	**449,560**
外国他店預り	395,971	348,096
外国他店借	33,787	44,041
売渡外国為替	20,642	25,065
未払外国為替	27,442	32,357
社債	**3,718,372**	**3,776,707** ※15
信託勘定借	**50,457**	**318,597**
その他負債	**1,143,206**	**1,295,135**
未決済為替借	7,744	18,041
未払法人税等	5,069	777
未払費用	92,253	102,496
前受収益	43,612	40,858
従業員預り金	44,726	43,676
給付補てん備金	0	0
先物取引受入証拠金	13	2
先物取引差金勘定	5,320	—
金融派生商品	636,334	793,796
取引約定未払金	157,998	160,294
その他の負債	150,132	135,191
賞与引当金	**9,092**	**8,691**
日本国際博覧会出展引当金	**231**	**—**
特別法上の引当金	**18**	**18**
金融先物取引責任準備金	18	18
再評価に係る繰延税金負債	**90,043**	**49,384** ※11
支払承諾	**4,303,148**	**4,120,300** ※8
負債の部合計	**88,377,041**	**93,808,652**

（次ページに続く）

（貸借対照表続き）

（金額単位　百万円）

科目	平成16年度末 平成17年3月31日現在	平成17年度末 平成18年3月31日現在
（資本の部）		
資本金	**664,986**	**664,986** ※16
資本剰余金	**1,367,548**	**1,367,548**
資本準備金	1,009,933	665,033
その他資本剰余金	357,614	702,514
資本金及び資本準備金減少差益	357,614	702,514
利益剰余金	**291,311**	**794,033** ※17
任意積立金	221,532	221,502
海外投資等損失準備金	31	1
行員退職積立金	1,656	1,656
別途準備金	219,845	219,845
当期未処分利益	69,779	572,531
土地再評価差額金	**42,345**	**24,716** ※11
その他有価証券評価差額金	**386,543**	**783,491** ※17
資本の部合計	**2,752,735**	**3,634,776**
負債及び資本の部合計	**91,129,776**	**97,443,428**

（注）記載金額は、百万円未満を切り捨てて表示しております。

損益計算書

（金額単位　百万円）

科目	平成16年度 自 平成16年4月 1 日 至 平成17年3月31日	平成17年度 自 平成17年4月 1 日 至 平成18年3月31日
経常収益	**2,289,372**	**2,287,935**
資金運用収益	**1,318,698**	**1,426,546**
貸出金利息	934,892	990,853
有価証券利息配当金	262,640	317,180
コールローン利息	4,998	11,459
買現先利息	1,955	4,362
債券貸借取引受入利息	181	613
買入手形利息	3	7
預け金利息	33,651	50,454
金利スワップ受入利息	53,619	13,679
その他の受入利息	26,755	37,936
信託報酬	**2,609**	**8,626**
役務取引等収益	**399,434**	**474,972**
受入為替手数料	116,780	123,339
その他の役務収益	282,653	351,632
特定取引収益	**131,779**	**13,250**
商品有価証券収益	1,352	—
特定取引有価証券収益	—	1,229
特定金融派生商品収益	129,991	10,942
その他の特定取引収益	435	1,077
その他業務収益	**228,005**	**273,861**
外国為替売買益	115,580	202,634
国債等債券売却益	80,794	43,102
国債等債券償還益	263	90
その他の業務収益	31,366	28,034
その他経常収益	**208,845**	**90,678**
株式等売却益	113,059	70,085
金銭の信託運用益	0	39
その他の経常収益	95,785	20,553
経常費用	**2,361,053**	**1,567,002**
資金調達費用	**346,195**	**472,002**
預金利息	107,718	226,926
譲渡性預金利息	3,045	7,690
コールマネー利息	3,380	5,268
売現先利息	2,786	6,359
債券貸借取引支払利息	51,818	58,204
売渡手形利息	105	113
コマーシャル・ペーパー利息	0	—
借用金利息	85,573	77,109
社債利息	60,483	68,252
その他の支払利息	31,283	22,077
役務取引等費用	**101,358**	**108,296**
支払為替手数料	22,590	23,432
その他の役務費用	78,767	84,863
特定取引費用	**199**	**1,312**
商品有価証券費用	—	1,312
特定取引有価証券費用	199	—
その他業務費用	**109,916**	**63,613**
国債等債券売却損	102,343	53,317
国債等債券償還損	61	195
国債等債券償却	243	—
社債発行費償却	1,898	760
金融派生商品費用	4,120	8,090
その他の業務費用	1,248	1,249
営業経費	**603,477**	**604,098**
その他経常費用	**1,199,906**	**317,679**
貸倒引当金繰入額	117,688	164,630
貸出金償却	697,941	12,650
株式等売却損	4,206	13,367
株式等償却	227,580	31,257
その他の経常費用	152,489	95,773 ※1
経常利益（△は経常損失）	**△71,680**	**720,933**

（次ページに続く）

（損益計算書続き）

（金額単位　百万円）

科目	平成16年度 自 平成16年4月1日 至 平成17年3月31日	平成17年度 自 平成17年4月1日 至 平成18年3月31日
特別利益	**1,562**	**34,763**
動産不動産処分益	1,381	4,157
償却債権取立益	181	30,605
特別損失	**29,961**	**9,024**
動産不動産処分損	13,877	2,699
減損損失	—	6,300 ※2
その他の特別損失	16,084	23
税引前当期純利益（△は税引前当期純損失）	**△100,079**	**746,672**
法人税、住民税及び事業税	**6,379**	**13,512**
還付法人税等	**8,184**	**—**
法人税等調整額	**38,579**	**213,639**
当期純利益（△は当期純損失）	**△136,854**	**519,520**
前期繰越利益	**254,523**	**69,774**
土地再評価差額金取崩額	**2,559**	**17,629**
中間配当額	**50,449**	**34,393**
当期未処分利益	**69,779**	**572,531**

（注）記載金額は、百万円未満を切り捨てて表示しております。

利益処分計算書

（金額単位　百万円）

科目	平成16年度 （株主総会承認日 平成17年6月29日）	平成17年度 （株主総会承認日 平成18年6月29日）
（当期未処分利益の処分）		
当期未処分利益	**69,779**	**572,531**
任意積立金取崩額	**29**	**0**
海外投資等損失準備金取崩額	29	0
計	**69,808**	**572,531**
利益処分額	**33**	**300,027**
第1回第六種優先株式配当金	（1株につき485円）33	—
普通株式配当金	—	（1株につき5,434円）300,027
次期繰越利益	**69,774**	**272,504**
（その他資本剰余金の処分）		
その他資本剰余金	**357,614**	**702,514**
その他資本剰余金処分額	**—**	**—**
その他資本剰余金次期繰越額	**357,614**	**702,514**

（注）記載金額は、百万円未満を切り捨てて表示しております。

重要な会計方針（当事業年度 自 平成17年4月1日 至 平成18年3月31日）

1. 特定取引資産・負債の評価基準及び収益・費用の計上基準

金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上するとともに、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。

また、特定取引収益及び特定取引費用の損益計上は、当事業年度中の受払利息等に、有価証券、金銭債権等については前事業年度末と当事業年度末における評価損益の増減額を、派生商品については前事業年度末と当事業年度末におけるみなし決済からの損益相当額の増減額を加えております。

2. 有価証券の評価基準及び評価方法

（1）有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社株式及び関連会社株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前1カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

（2）金銭の信託において信託財産を構成している有価証券の評価は、上記1.及び2.（1）と同じ方法により行っております。

3. デリバティブ取引の評価基準及び評価方法

デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

4. 固定資産の減価償却の方法

（1）動産不動産

動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建物　7年～50年
動産　2年～20年

（2）ソフトウェア

自社利用のソフトウェアについては、行内における利用可能期間（5年）に基づく定額法により償却しております。

5. 繰延資産の処理方法

社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

6. 外貨建ての資産及び負債の本邦通貨への換算基準

外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社株式及び関連会社株式を除き、主として決算日の為替相場による円換算額を付しております。

7. 引当金の計上基準

（1）貸倒引当金

貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が3カ月以上延滞債権又は貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（DCF法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は603,622百万円であります。

（2）賞与引当金

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当事業年度に帰属する額を計上しております。

(3) 退職給付引当金

退職給付引当金は、従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務：

その発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により損益処理

数理計算上の差異：

各発生年度の従業員の平均残存勤務期間内の一定の年数（10年）による定額法により按分した額をそれぞれ発生の翌事業年度から損益処理

(4) 金融先物取引責任準備金

金融先物取引等に関して生じた事故による損失の補てんに充てるため、金融先物取引法第81条及び同法施行規則第29条の規定に定めるところにより算出した額を計上しております。

8. リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

9. ヘッジ会計の方法

・金利リスク・ヘッジ

金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちALM目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当事業年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。

・為替変動リスク・ヘッジ

異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社株式及び関連会社株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

・内部取引等

デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

10. 消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

【会計方針の変更】

（固定資産の減損に係る会計基準）

「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成15年10月31日）を当事業年度から適用しております。これにより税引前当期純利益は5,534百万円減少しております。

なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

注記事項（当事業年度　自 平成17年4月1日　至 平成18年3月31日）

（貸借対照表関係）

※1. 子会社の株式及び出資総額　1,267,636百万円

※2. 無担保の消費貸借契約により貸し付けている有価証券が、「国債」及び「株式」に合計1,331百万円含まれております。
無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,700,423百万円、当事業年度末に当該処分をせずに所有しているものは176,327百万円であります。

※3. 貸出金のうち、破綻先債権額は40,914百万円、延滞債権額は551,083百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

※4. 貸出金のうち、3カ月以上延滞債権額は23,446百万円であります。
なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

※5. 貸出金のうち、貸出条件緩和債権額は298,728百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

※6. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は914,173百万円であります。
なお、上記3.から6.に掲げた債権額は、貸倒引当金控除前の金額であります。

※7. 手形割引は、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号）に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は823,068百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は2,918百万円であります。

※8. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	40,355百万円
特定取引資産	114,551百万円
有価証券	8,948,338百万円
貸出金	1,511,348百万円
担保資産に対応する債務	
コールマネー	1,842,000百万円
売現先勘定	382,082百万円
債券貸借取引受入担保金	2,505,220百万円
売渡手形	5,104,100百万円
支払承諾	90,635百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,696百万円、特定取引資産665,395百万円、有価証券4,380,011百万円を差し入れております。

※9. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,211,135百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,551,729百万円あります。
なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

※10. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で「繰延ヘッジ損失」として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は601,956百万円、繰延ヘッジ利益の総額は434,744百万円であります。

※11. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
再評価を行った年月日
平成10年3月31日及び平成14年3月31日
同法律第3条第3項に定める再評価の方法
土地の再評価に関する法律施行令（平成10年3月31日公布政令第119号）第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出
同法律第10条に定める再評価を行った事業用土地の当事業年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より14,266百万円下回っております。

※12. 動産不動産の減価償却累計額　440,928百万円

※13. 動産不動産の圧縮記帳額　63,722百万円
（当事業年度圧縮記帳額　一百万円）

※14. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,762,734百万円が含まれております。

※15. 社債には、劣後特約付社債1,855,107百万円が含まれております。

※16. 会社が発行する株式の総数

普通株式	100,000千株
第一種優先株式	35千株
第二種優先株式	100千株
第三種優先株式	695千株
第四種優先株式	250千株
第五種優先株式	250千株
第六種優先株式	300千株
発行済株式総数	
普通株式	55,212千株
第一種優先株式	35千株
第二種優先株式	100千株
第三種優先株式	695千株
第1回第六種優先株式	70千株

※17. 商法施行規則第124条第3号に規定する時価を付したことにより増加した純資産額は893,900百万円であります。

（損益計算書関係）

※1. その他の経常費用には、延滞債権等を売却したことによる損失79,659百万円を含んでおります。

※2. 当事業年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

（金額単位　百万円）

地域	主な用途	種類	減損損失額
首都圏	遊休資産　47物件	土地、建物等	5,277
近畿圏	遊休資産　14物件	土地、建物等	716
その他	遊休資産　14物件	土地、建物等	305

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。

当事業年度は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

（リース取引関係）

1. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引

・リース物件の取得価額相当額、減価償却累計額相当額及び事業年度末残高相当額

（金額単位　百万円）

	動産	その他	合計
取得価額相当額	4,864	64	4,928
減価償却累計額相当額	1,083	6	1,089
事業年度末残高相当額	3,780	58	3,838

・未経過リース料事業年度末残高相当額

（金額単位　百万円）

1年内	1年超	合計
694	3,186	3,880

・当事業年度の支払リース料、減価償却費相当額及び支払利息相当額

支払リース料	1,362百万円
減価償却費相当額	1,224百万円
支払利息相当額	80百万円

・減価償却費相当額の算定方法

リース期間を耐用年数とし、残存価額を零とする定額法によっております。

・利息相当額の算定方法

リース料総額とリース物件の取得価額相当額との差額を利息相当額とし、各事業年度への配分方法については、利息法によっております。

2. オペレーティング・リース取引

・未経過リース料

（金額単位　百万円）

1年内	1年超	合計
15,047	78,392	93,440

（税効果会計関係）

1. 繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

（金額単位　百万円）

繰延税金資産	
税務上の繰越欠損金	1,087,449
貸出金償却	170,183
有価証券償却	447,711
貸倒引当金	250,701
退職給付引当金	74,430
減価償却費	6,509
その他	40,322
繰延税金資産小計	2,077,308
評価性引当額	△504,653
繰延税金資産合計	1,572,655
繰延税金負債	
その他有価証券評価差額金	△536,183
退職給付信託設定益	△51,645
その他	△8,623
繰延税金負債合計	△596,452
繰延税金資産の純額	976,203

2. 法定実効税率と税効果会計適用後の法人税等の負担率との間の差異の原因となった主な項目別の内訳

（単位　%）

法定実効税率	40.63
（調整）	
受取配当金益金不算入	△1.53
外国税額	1.02
評価性引当額	△9.36
その他	△0.34
税効果会計適用後の法人税等の負担率	30.42

（1株当たり情報）

（金額単位　円）

1株当たり純資産額	42,105.57
1株当たり当期純利益	9,066.46
潜在株式調整後1株当たり当期純利益	9,050.63

（注）1株当たり当期純利益及び潜在株式調整後1株当たり当期純利益の算定上の基礎は、次のとおりであります。

1株当たり当期純利益	
当期純利益	519,520百万円
普通株主に帰属しない金額	18,934百万円
（うち優先配当額）	18,934百万円
普通株式に係る当期純利益	500,586百万円
普通株式の期中平均株式数	55,212千株
潜在株式調整後1株当たり当期純利益	
当期純利益調整額	12,739百万円
（うち優先配当額）	12,739百万円
普通株式増加数	1,504千株
（うち優先株式）	1,504千株
希薄化効果を有しないため、潜在株式調整後1株当たり当期純利益の算定に含めなかった潜在株式の概要	—

（重要な後発事象）

当行は、平成18年4月27日に金融庁より、法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第1項に基づく行政処分（業務停止命令並びに業務改善命令）を受けております。

有価証券関係（平成17年度 自 平成17年4月1日 至 平成18年3月31日）

有価証券の範囲

貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権も含めて記載しております。

(1) 売買目的有価証券

（金額単位 百万円）

	平成18年3月末	
	貸借対照表計上額	当期の損益に含まれた評価差額
売買目的有価証券	1,022,754	△674

(2) 満期保有目的の債券で時価のあるもの

（金額単位 百万円）

	平成18年3月末				
	貸借対照表計上額	時価	差額	うち益	うち損
国債	750,004	730,370	△19,634	306	19,940
地方債	96,892	93,527	△3,365	—	3,365
社債	379,514	371,461	△8,053	—	8,053
その他	9,654	9,924	270	270	—
合計	1,236,065	1,205,283	△30,782	577	31,359

（注）1. 時価は、当事業年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) 子会社株式及び関連会社株式で時価のあるもの

（金額単位 百万円）

	平成18年3月末		
	貸借対照表計上額	時価	差額
子会社株式	84,400	253,120	168,720
関連会社株式	223,660	322,516	98,855
合計	308,061	575,637	267,575

（注）時価は、当事業年度末日における市場価格等に基づいております。

(4) その他有価証券で時価のあるもの

（金額単位 百万円）

	平成18年3月末				
	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株式	1,835,627	3,468,031	1,632,404	1,649,881	17,476
債券	11,968,327	11,686,073	△282,254	727	282,981
国債	10,642,352	10,387,617	△254,735	43	254,778
地方債	462,486	449,305	△13,181	272	13,453
社債	863,488	849,151	△14,337	411	14,749
その他	3,954,859	3,920,915	△33,943	44,980	78,924
目的区分変更	—	—	66	66	—
合計	17,758,814	19,075,020	1,316,272	1,695,655	379,383

（注）1. 貸借対照表計上額は、株式については当事業年度末日前1カ月の市場価格の平均等に基づいて算定された額により、また、それ以外については、当事業年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. 上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。
時価ヘッジの適用の結果、資本直入処理の対象となる額は1,319,465百万円であり、同対象額から繰延税金負債536,098百万円を差し引いた額783,366百万円が「その他有価証券評価差額金」に含まれております。

4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理（以下、「減損処理」という。）しております。当期におけるこの減損処理額は21百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(5) 時価のない有価証券の主な内容及び貸借対照表計上額

（金額単位 百万円）

	平成18年3月末
子会社・関連会社株式	
子会社株式	1,151,077
関連会社株式	34,043
その他	35,569
その他有価証券	
非上場株式（店頭売買株式を除く）	373,558
非上場債券	2,488,496
非上場外国証券	293,177
その他	290,158

(6) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位 百万円）

	平成18年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	5,684,097	4,501,578	2,297,157	2,918,147
国債	5,284,223	1,961,984	1,084,424	2,806,988
地方債	21,010	207,340	317,401	445
社債	378,863	2,332,253	895,331	110,713
その他	720,694	1,508,411	666,401	671,792
合計	6,404,791	6,009,989	2,963,558	3,589,940

有価証券関係（平成16年度　自 平成16年4月1日　至 平成17年3月31日）

有価証券の範囲

貸借対照表の「有価証券」のほか、「特定取引資産」中の商品有価証券、コマーシャル・ペーパー及び短期社債、「現金預け金」中の譲渡性預け金も含めて記載しております。

(1) 売買目的有価証券

（金額単位　百万円）

	平成17年3月末	
	貸借対照表計上額	前期の損益に含まれた評価差額
売買目的有価証券	1,242,635	△790

(2) 満期保有目的の債券で時価のあるもの

（金額単位　百万円）

	平成17年3月末				
	貸借対照表計上額	時価	差額	うち益	うち損
国債	506,442	504,102	△2,340	1,582	3,922
その他	9,841	10,337	495	507	11
合計	516,284	514,439	△1,844	2,089	3,933

(注) 1. 時価は、前事業年度末日における市場価格等に基づいております。
2.「うち益」「うち損」はそれぞれ「差額」の内訳であります。

(3) 子会社株式及び関連会社株式で時価のあるもの

（金額単位　百万円）

	平成17年3月末		
	貸借対照表計上額	時価	差額
子会社株式	85,526	141,939	56,412
関連会社株式	154,274	158,205	3,930
合計	239,801	300,144	60,343

(注) 時価は、前事業年度末日における市場価格等に基づいております。

(4) その他有価証券で時価のあるもの

（金額単位　百万円）

	平成17年3月末				
	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株式	1,922,764	2,590,091	667,326	708,643	41,317
債券	13,768,322	13,776,023	7,700	27,343	19,642
国債	12,486,555	12,493,958	7,402	21,231	13,828
地方債	402,214	400,686	△1,528	1,839	3,368
社債	879,551	881,378	1,826	4,272	2,445
その他	2,538,595	2,514,953	△23,641	14,155	37,797
目的区分変更	—	—	36	36	—
合計	18,229,682	18,881,068	651,422	750,180	98,757

(注) 1. 貸借対照表計上額は、株式については前事業年度末日前1カ月の市場価格の平均等に基づいて算定された額により、また、それ以外については、前事業年度末日における市場価格等に基づく時価により、それぞれ計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. 上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は469百万円（収益）、組込デリバティブを区別して測定することが出来ない複合金融商品について、当該複合金融商品全体の評価差額を損益に反映させた額は82百万円（収益）であります。
その結果、資本直入処理の対象となる額は650,870百万円であり、同対象額から繰延税金負債264,448百万円を差し引いた額386,421百万円が「その他有価証券評価差額金」に含まれております。
4. その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を前期の損失として処理（以下、「減損処理」という。）しております。前期におけるこの減損処理額は52百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

(5) 時価のない有価証券の主な内容及び貸借対照表計上額

（金額単位　百万円）

	平成17年3月末
子会社・関連会社株式	
子会社株式	1,133,353
関連会社株式	33,630
その他	29,898
その他有価証券	
非上場株式（店頭売買株式を除く）	397,067
非上場債券	2,094,681
非上場外国証券	230,604
その他	198,575

(6) その他有価証券のうち満期があるもの及び満期保有目的の債券の償還予定額

（金額単位　百万円）

	平成17年3月末			
	1年以内	1年超5年以内	5年超10年以内	10年超
債券	2,986,238	8,540,093	2,115,774	2,735,040
国債	2,759,480	6,154,545	1,383,830	2,702,545
地方債	2,493	204,291	193,407	494
社債	224,265	2,181,257	538,537	32,000
その他	492,927	1,487,334	230,408	561,803
合計	3,479,166	10,027,428	2,346,182	3,296,844

金銭の信託関係（平成17年度　自 平成17年4月1日　至 平成18年3月31日）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成18年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	2,703	2,912	209	209	—

（注）1. 貸借対照表計上額は、当事業年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. 上記の評価差額から繰延税金負債84百万円を差し引いた額124百万円が「その他有価証券評価差額金」に含まれております。

金銭の信託関係（平成16年度　自 平成16年4月1日　至 平成17年3月31日）

(1) 運用目的の金銭の信託

該当ありません。

(2) 満期保有目的の金銭の信託

該当ありません。

(3) その他の金銭の信託（運用目的及び満期保有目的以外の金銭の信託）

（金額単位　百万円）

	平成17年3月末				
	取得原価	貸借対照表計上額	評価差額		
				うち益	うち損
その他の金銭の信託	3,628	3,832	204	300	95

（注）1. 貸借対照表計上額は、前事業年度末日における市場価格等に基づく時価により計上したものであります。
2.「うち益」「うち損」はそれぞれ「評価差額」の内訳であります。
3. 上記の評価差額から繰延税金負債83百万円を差し引いた額121百万円が「その他有価証券評価差額金」に含まれております。

デリバティブ取引関係 (平成17年度　自 平成17年4月1日　至 平成18年3月31日)

取引の時価等に関する事項

(1) 金利関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	金利先物	97,197,228	3,428,198	△4,128	△4,128
	金利オプション	352,440	—	2	2
店頭	金利先渡契約	510,000	—	31	31
	金利スワップ	381,583,571	308,305,480	140,250	140,250
	金利スワップション	3,845,419	2,988,734	34,596	34,596
	キャップ	899,397	723,921	△1,960	△1,960
	フロアー	150,934	107,154	860	860
合計				169,651	169,651

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(2) 通貨関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	通貨スワップ	12,057,366	9,902,091	3,667	△8,061
	通貨スワップション	2,258,544	2,224,318	9,796	9,796
	為替予約	35,880,239	1,924,555	△11,645	△11,645
	通貨オプション	6,638,081	3,108,144	△55,375	△55,375
合計				△53,557	△65,286

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

(3) 株式関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	株式指数先物	43,739	—	65	65
店頭	有価証券店頭オプション	34,375	34,375	△4	△4
合計				61	61

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデルにより算定しております。

(4) 債券関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
取引所	債券先物	1,155,054	—	△1,893	△1,893
	債券先物オプション	47,579	2,937	34	34
店頭	債券店頭オプション	498,000	—	985	985
合計				△873	△873

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデルにより算定しております。

(5) 商品関連取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	商品スワップ	413,851	348,639	16,759	16,759
	商品オプション	18,345	14,316	△181	△181
合計				16,578	16,578

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

(金額単位　百万円)

区分	種類	平成18年3月末			
		契約額等	うち1年超	時価	評価損益
店頭	クレジット・デフォルト・オプション	141,000	136,500	45	45
	その他	894	—	△15	△15
合計				30	30

(注) 1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値やオプション価格計算モデルにより算定しております。

取引の時価等に関する事項

(1) 金利関連取引

（金額単位　百万円）

区分	種類	平成17年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	金利先物	82,058,063	2,781,897	△7,207	△7,207
	金利オプション	—	—	—	—
店頭	金利先渡契約	975,000	500,000	△149	△149
	金利スワップ	356,481,561	272,506,229	164,634	164,634
	金利スワップション	5,007,170	3,009,412	6,811	6,811
	キャップ	1,346,679	976,928	171	171
	フロアー	355,226	161,149	2,043	2,043
合計				166,304	166,304

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京金融先物取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(2) 通貨関連取引

（金額単位　百万円）

区分	種類	平成17年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	通貨スワップ	10,634,935	9,051,747	214,543	149,173
	通貨スワップション	2,204,005	2,187,705	20,404	20,404
	為替予約	33,418,653	1,456,935	25,780	25,780
	通貨オプション	5,091,221	2,377,266	20,453	20,453
合計				281,182	215,812

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
割引現在価値等により算定しております。

(3) 株式関連取引

（金額単位　百万円）

区分	種類	平成17年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	株式指数先物	594	—	△0	△0
店頭	有価証券店頭オプション	34,500	34,500	△5	△5
合計				△6	△6

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、割引現在価値やオプション価格計算モデル等により算定しております。

(4) 債券関連取引

（金額単位　百万円）

区分	種類	平成17年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	債券先物	1,411,365	—	5,075	5,075
	債券先物オプション	32,500	—	△29	△29
店頭	債券店頭オプション	1,376,960	—	△2,997	△2,997
合計				2,048	2,048

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引所取引につきましては、東京証券取引所等における最終の価格によっております。
店頭取引につきましては、オプション価格計算モデル等により算定しております。

(5) 商品関連取引

（金額単位　百万円）

区分	種類	平成17年3月末			
		契約額等		時価	評価損益
			うち1年超		
取引所	商品先物	310	—	△16	△16
店頭	商品スワップ	282,375	276,597	10,201	10,201
	商品オプション	12,957	12,780	183	183
合計				10,367	10,367

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。
3. 商品は燃料及び金属に係るものであります。

(6) クレジットデリバティブ取引

（金額単位　百万円）

区分	種類	平成17年3月末			
		契約額等		時価	評価損益
			うち1年超		
店頭	クレジット・デフォルト・オプション	32,000	31,500	38	38
	その他	2,404	—	31	31
合計				70	70

（注）1. 上記取引については時価評価を行い、評価損益を損益計算書に計上しております。
なお、繰延ヘッジ会計が適用されているデリバティブ取引は、上記記載から除いております。
2. 時価の算定
取引対象物の価格、契約期間等の構成要素に基づき算定しております。

損益の状況（連結）

■国内・海外別収支

（金額単位　百万円）

区分	平成16年度				平成17年度			
	国内	海外	相殺消去額（△）	合計	国内	海外	相殺消去額（△）	合計
資金運用収益	1,320,829	219,685	△49,996	1,490,519	1,273,062	392,619	△35,372	1,630,309
資金調達費用	255,867	111,651	△29,666	337,851	269,092	245,122	△24,279	489,935
資金運用収支	1,064,962	108,034	△20,329	1,152,667	1,003,969	147,497	△11,092	1,140,374
信託報酬	2,609	—	—	2,609	8,626	—	—	8,626
役務取引等収益	474,455	40,169	△2,799	511,824	557,992	49,288	△2,421	604,859
役務取引等費用	90,943	4,535	△2,809	92,669	96,132	3,601	△1,754	97,979
役務取引等収支	383,511	35,633	10	419,155	461,860	45,686	△666	506,879
特定取引収益	138,258	9,401	△3,073	144,587	36,163	18,099	△21,455	32,807
特定取引費用	1,260	2,011	△3,073	199	8,066	13,389	△21,455	—
特定取引収支	136,997	7,389	—	144,387	28,096	4,710	—	32,807
その他業務収益	298,745	14,310	△203	312,852	341,621	19,504	△880	360,246
その他業務費用	168,482	4,365	△96	172,751	126,546	12,346	△1,354	137,538
その他業務収支	130,263	9,944	△107	140,101	215,075	7,157	474	222,708

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託運用見合費用（平成16年度3百万円、平成17年度1百万円）を資金調達費用から控除して表示しております。
3.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内	平成16年度			平成17年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	77,870,320	1,320,829	1.70%	76,860,046	1,273,062	1.66%
うち貸出金	50,866,716	974,378	1.92	50,705,981	921,387	1.82
うち有価証券	23,248,647	247,905	1.07	21,493,008	290,830	1.35
うちコールローン及び買入手形	587,437	4,116	0.70	713,123	7,773	1.09
うち買現先勘定	92,885	6	0.01	98,096	8	0.01
うち債券貸借取引支払保証金	874,138	185	0.02	1,411,749	613	0.04
うち預け金	1,217,735	20,579	1.69	1,390,836	23,683	1.70
資金調達勘定	82,499,517	255,867	0.31	82,422,311	269,092	0.33
うち預金	62,999,470	67,477	0.11	64,276,673	100,809	0.16
うち譲渡性預金	3,620,709	813	0.02	3,506,890	870	0.02
うちコールマネー及び売渡手形	4,836,442	1,436	0.03	5,910,627	1,310	0.02
うち売現先勘定	572,714	18	0.00	213,153	6	0.00
うち債券貸借取引受入担保金	4,645,843	51,853	1.12	2,771,613	58,292	2.10
うちコマーシャル・ペーパー	4,528	1	0.04	289	0	0.22
うち借用金	1,798,989	51,055	2.84	1,486,282	41,865	2.82
うち短期社債	136	0	0.12	3,791	4	0.12
うち社債	3,487,399	54,426	1.56	3,723,495	61,711	1.66

（注）1.「国内」とは、当行（海外店を除く）及び国内連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の国内連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成16年度1,670,430百万円、平成17年度2,787,783百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成16年度3,629百万円、平成17年度1,717百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成16年度3,629百万円、平成17年度1,717百万円）及び利息（平成16年度3百万円、平成17年度1百万円）を資金調達勘定から、それぞれ控除して表示しております。

（金額単位　百万円）

海外	平成16年度			平成17年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	8,043,184	219,685	2.73%	9,621,722	392,619	4.08%
うち貸出金	5,388,426	166,477	3.09	6,652,589	283,993	4.27
うち有価証券	904,213	28,944	3.20	949,114	37,627	3.96
うちコールローン及び買入手形	121,023	2,979	2.46	178,988	6,556	3.66
うち買現先勘定	155,602	3,157	2.03	182,955	6,758	3.69
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち預け金	1,020,309	17,709	1.74	1,182,483	37,742	3.19
資金調達勘定	5,483,853	111,651	2.04	6,988,102	245,122	3.51
うち預金	4,105,888	66,220	1.61	5,705,664	167,488	2.94
うち譲渡性預金	122,085	2,912	2.39	303,226	12,033	3.97
うちコールマネー及び売渡手形	160,044	2,480	1.55	145,523	4,658	3.20
うち売現先勘定	212,983	3,454	1.62	208,672	7,440	3.57
うち債券貸借取引受入担保金	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	100,866	3,109	3.08	93,085	2,182	2.34
うち短期社債	—	—	—	—	—	—
うち社債	765,713	29,017	3.79	521,556	23,131	4.44

（注）1.「海外」とは、当行の海外店及び海外連結子会社であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の海外連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成16年度34,722百万円、平成17年度32,268百万円）を資金運用勘定から控除して表示しております。

（金額単位　百万円）

合計	平成16年度			平成17年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	85,037,716	1,490,519	1.75%	85,860,247	1,630,309	1.90%
うち貸出金	55,510,427	1,113,294	2.01	56,756,777	1,182,668	2.08
うち有価証券	24,152,860	256,520	1.06	22,442,122	317,356	1.41
うちコールローン及び買入手形	708,460	7,095	1.00	892,111	14,330	1.61
うち買現先勘定	248,487	3,163	1.27	281,051	6,767	2.41
うち債券貸借取引支払保証金	874,138	185	0.02	1,411,749	613	0.04
うち預け金	2,107,140	36,183	1.72	2,555,420	59,867	2.34
資金調達勘定	87,106,414	337,851	0.39	88,786,744	489,935	0.55
うち預金	66,973,294	131,591	0.20	69,962,314	266,739	0.38
うち譲渡性預金	3,742,795	3,726	0.10	3,810,116	12,904	0.34
うちコールマネー及び売渡手形	4,996,487	3,917	0.08	6,056,150	5,969	0.10
うち売現先勘定	785,698	3,472	0.44	421,826	7,447	1.77
うち債券貸借取引受入担保金	4,645,843	51,853	1.12	2,771,613	58,292	2.10
うちコマーシャル・ペーパー	4,528	1	0.04	289	0	0.22
うち借用金	1,155,133	26,603	2.30	977,550	21,326	2.18
うち短期社債	136	0	0.12	3,791	4	0.12
うち社債	4,253,112	83,443	1.96	4,245,052	84,843	2.00

（注）1. 上記計数は、「国内」「海外」間の内部取引を消去した合算計数であります。
2. 平均残高は、原則として日々の残高の平均に基づいて算出しておりますが、一部の連結子会社については、週末毎、月末毎ないし半年毎の残高に基づく平均残高を使用しております。
3. 無利息預け金の平均残高（平成16年度1,703,992百万円、平成17年度2,817,927百万円）を資金運用勘定から控除して表示しております。
4. 金銭の信託に係る収益及び費用を「その他経常収益」「その他経常費用」に計上しておりますので、金銭の信託の平均残高（平成16年度3,629百万円、平成17年度1,717百万円）を資金運用勘定から、金銭の信託運用見合額の平均残高（平成16年度3,629百万円、平成17年度1,717百万円）及び利息（平成16年度3百万円、平成17年度1百万円）を資金調達勘定から、それぞれ控除して表示しております。

■役務取引の状況

（金額単位　百万円）

区分	平成16年度				平成17年度			
	国内	海外	相殺消去額（△）	合計	国内	海外	相殺消去額（△）	合計
役務取引等収益	474,455	40,169	△2,799	511,824	557,992	49,288	△2,421	604,859
うち預金・貸出業務	23,458	23,974	△2,317	45,116	24,305	32,250	△1,174	55,381
うち為替業務	118,292	7,009	△2	125,299	123,757	8,663	△0	132,420
うち証券関連業務	51,973	0	—	51,973	64,561	211	—	64,773
うち代理業務	19,305	—	—	19,305	18,938	—	—	18,938
うち保護預り・貸金庫業務	6,732	3	—	6,736	7,380	4	—	7,384
うち保証業務	36,153	3,463	△402	39,213	40,246	1,472	△482	41,236
うちクレジットカード関連業務	7,078	—	—	7,078	7,056	—	—	7,056
役務取引等費用	90,943	4,535	△2,809	92,669	96,132	3,601	△1,754	97,979
うち為替業務	23,071	1,529	△363	24,236	24,048	1,827	△7	25,868

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

■特定取引の状況

（金額単位　百万円）

区分	平成16年度				平成17年度			
	国内	海外	相殺消去額（△）	合計	国内	海外	相殺消去額（△）	合計
特定取引収益	138,258	9,401	△3,073	144,587	36,163	18,099	△21,455	32,807
うち商品有価証券収益	7,857	—	—	7,857	12,662	217	—	12,880
うち特定取引有価証券収益	—	—	—	—	1,172	57	—	1,229
うち特定金融派生商品収益	129,965	9,332	△3,073	136,224	22,230	17,824	△21,455	18,599
うちその他の特定取引収益	435	68	—	504	97	—	—	97
特定取引費用	1,260	2,011	△3,073	199	8,066	13,389	△21,455	—
うち商品有価証券費用	—	—	—	—	—	—	—	—
うち特定取引有価証券費用	189	10	—	199	—	—	—	—
うち特定金融派生商品費用	1,071	2,001	△3,073	—	8,066	13,389	△21,455	—
うちその他の特定取引費用	—	—	—	—	—	—	—	—

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

資産・負債の状況（連結）

■預金・譲渡性預金

期末残高

（金額単位　百万円）

区分		平成16年3月末	平成17年3月末	平成18年3月末
国内	流動性預金	36,880,645	39,038,245	41,753,248
	定期性預金	20,308,522	20,513,692	20,024,287
	その他	4,766,398	4,566,079	4,063,554
	計	61,955,566	64,118,017	65,841,090
	譲渡性預金	3,491,393	2,627,486	2,671,986
	合計	65,446,960	66,745,504	68,513,076
海外	流動性預金	2,865,697	3,736,715	4,173,635
	定期性預金	564,776	645,371	842,709
	その他	8,036	8,767	6,750
	計	3,438,510	4,390,853	5,023,096
	譲渡性預金	96,070	133,283	601,657
	合計	3,534,580	4,524,137	5,624,753
総合計		68,981,540	71,269,641	74,137,830

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
3. 定期性預金＝定期預金＋定期積金

■貸出金の業種別構成

期末残高

（金額単位　百万円）

区分		平成16年3月末		平成17年3月末		平成18年3月末	
		金額	構成比	金額	構成比	金額	構成比
国内（除く特別国際金融取引勘定分）	製造業	6,133,208	11.92%	5,657,329	11.23%	5,516,716	10.72%
	農業、林業、漁業及び鉱業	142,574	0.28	134,289	0.27	140,677	0.27
	建設業	1,950,119	3.79	1,829,553	3.63	1,488,462	2.89
	運輸、情報通信、公益事業	3,270,116	6.36	2,868,583	5.69	2,804,338	5.45
	卸売・小売業	5,871,202	11.41	5,681,187	11.28	5,543,468	10.78
	金融・保険業	4,035,142	7.84	4,543,387	9.02	4,551,941	8.85
	不動産業	7,948,701	15.45	6,937,379	13.77	7,379,265	14.34
	各種サービス業	6,177,383	12.01	6,356,210	12.61	6,350,489	12.34
	地方公共団体	765,640	1.49	656,366	1.30	735,327	1.43
	その他	15,153,844	29.45	15,720,093	31.20	16,944,100	32.93
	合計	51,447,932	100.00	50,384,379	100.00	51,454,786	100.00
海外及び特別国際金融取引勘定分	政府等	81,737	2.05	83,325	1.75	46,892	0.78
	金融機関	338,458	8.50	406,025	8.52	549,081	9.17
	商工業	3,317,645	83.34	4,077,950	85.59	5,027,249	83.99
	その他	243,193	6.11	197,247	4.14	362,752	6.06
	合計	3,981,034	100.00	4,764,549	100.00	5,985,975	100.00
総合計		55,428,967	—	55,148,929	—	57,440,761	—

（注）「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。

■リスク管理債権

192ページの「リスク管理債権」に単体計数と並べて掲載しております。

■有価証券残高

期末残高

（金額単位　百万円）

区分		平成16年3月末	平成17年3月末	平成18年3月末
国内	国債	14,377,379	13,636,577	11,566,093
	地方債	506,263	486,884	607,777
	社債	2,651,971	3,243,443	3,958,081
	株式	3,468,250	3,316,551	4,244,439
	その他の証券	4,892,200	2,560,671	3,899,188
	計	25,896,065	23,244,127	24,275,580
海外	国債	71,560	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	—	—	—
	その他の証券	895,874	774,484	958,135
	計	967,435	774,484	958,135
合計		26,863,501	24,018,612	25,233,716

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「その他の証券」には、外国債券及び外国株式を含めております。

■特定取引資産・負債の内訳

（金額単位　百万円）

区分	平成17年3月末				平成18年3月末			
	国内	海外	相殺消去額（△）	合計	国内	海外	相殺消去額（△）	合計
特定取引資産	3,368,619	411,698	△11,244	3,769,073	3,710,140	412,178	△43,212	4,079,106
うち商品有価証券	198,646	71,032	—	269,678	122,278	40,764	—	163,042
うち商品有価証券派生商品	812	—	—	812	275	—	—	275
うち特定取引有価証券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	2,033	—	—	2,033	4,160	1	—	4,162
うち特定金融派生商品	2,110,833	340,666	△11,244	2,440,254	2,657,868	371,412	△43,212	2,986,069
うちその他の特定取引資産	1,056,293	—	—	1,056,293	925,557	—	—	925,557
特定取引負債	1,717,521	404,196	△11,244	2,110,473	2,522,266	430,185	△43,212	2,909,239
うち売付商品債券	34,540	34,878	—	69,419	118,803	533	—	119,337
うち商品有価証券派生商品	524	—	—	524	1,238	—	—	1,238
うち特定取引売付債券	—	—	—	—	—	—	—	—
うち特定取引有価証券派生商品	2,061	—	—	2,061	4,079	—	—	4,079
うち特定金融派生商品	1,680,394	369,318	△11,244	2,038,468	2,398,145	429,651	△43,212	2,784,584
うちその他の特定取引負債	—	—	—	—	—	—	—	—

（注）1.「国内」とは当行（海外店を除く）及び国内連結子会社であり、「海外」とは当行の海外店及び海外連結子会社であります。
2.「国内」「海外」間の内部取引は、「相殺消去額（△）」欄に表示しております。

損益の状況（単体）

■国内・国際業務部門別粗利益

（単位　百万円、%）

区分	平成16年度			平成17年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
資金運用収益	979,246	339,934	483 1,318,698	998,292	441,421	13,168 1,426,546
資金調達費用	64,674	282,000	483 346,191	54,421	430,747	13,168 472,001
資金運用収支	914,572	57,933	972,506	943,870	10,674	954,544
信託報酬	2,607	2	2,609	8,625	1	8,626
役務取引等収益	335,368	64,066	399,434	394,224	80,747	474,972
役務取引等費用	88,570	12,788	101,358	94,808	13,487	108,296
役務取引等収支	246,798	51,277	298,076	299,415	67,260	366,675
特定取引収益	1,787	129,991	131,779	1,077	12,172	13,250
特定取引費用	—	199	199	1,312	—	1,312
特定取引収支	1,787	129,792	131,579	△234	12,172	11,937
その他業務収益	87,832	142,007	228,005	52,951	220,910	273,861
その他業務費用	70,786	40,963	109,916	38,139	25,473	63,613
その他業務収支	17,045	101,043	118,088	14,811	195,436	210,248
業務粗利益	1,182,811	340,049	1,522,861	1,266,488	285,545	1,552,033
業務粗利益率	1.75	2.61	1.92	1.91	2.18	1.96

（注）1. 国内業務部門は国内店の円建取引、国際業務部門は国内店の外貨建取引及び海外店の取引であります。ただし、円建対非居住者取引、特別国際金融取引勘定分等は国際業務部門に含めております。
2. 資金調達費用は金銭の信託運用見合費用（平成16年度3百万円、平成17年度1百万円）を控除して表示しております。
3. 資金運用収益及び資金調達費用の合計欄の上段の計数は、国内業務部門と国際業務部門の間の資金貸借の利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
4. 金融派生商品損益の純額表示に伴い、その他業務収益及びその他業務費用の合計欄の計数は、それぞれの国内業務部門と国際業務部門の合算を下回っております（平成16年度1,834百万円、平成17年度—百万円）。
5. $業務粗利益率 = \frac{業務粗利益}{資金運用勘定平均残高} \times 100$

■資金運用・調達勘定平均残高、利息、利回り

（金額単位　百万円）

国内業務部門	平成16年度			平成17年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	67,225,756	979,246	1.45%	66,051,344	(13,137) 998,292	1.51%
うち貸出金	46,859,345	829,425	1.77	46,007,295	783,444	1.70
うち有価証券	19,087,657	131,157	0.68	18,099,469	187,182	1.03
うちコールローン	155,150	24	0.01	332,323	64	0.01
うち買現先勘定	57,949	0	0.00	78,893	2	0.00
うち債券貸借取引支払保証金	869,496	181	0.02	1,411,612	613	0.04
うち買入手形	192,027	3	0.00	116,653	7	0.00
うち預け金	3,380	0	0.00	4,450	0	0.00
資金調達勘定	(1,130,805) 70,248,699	(483) 64,674	0.09	(74,822) 70,359,783	(30) 54,421	0.07
うち預金	54,621,893	12,145	0.02	56,437,539	11,500	0.02
うち譲渡性預金	3,754,306	792	0.02	3,659,782	852	0.02
うちコールマネー	2,179,425	58	0.00	2,006,332	73	0.00
うち売現先勘定	580,878	18	0.00	218,055	7	0.00
うち債券貸借取引受入担保金	1,890,175	196	0.01	871,477	90	0.01
うち売渡手形	2,430,812	105	0.00	3,727,726	113	0.00
うちコマーシャル・ペーパー	2,054	0	0.00	—	—	—
うち借用金	853,945	21,498	2.51	803,948	16,567	2.06
うち社債	2,633,634	28,843	1.09	2,473,357	24,622	0.99

（注）1. 資金運用勘定は無利息預け金の平均残高（平成16年度1,569,397百万円、平成17年度2,616,150百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成16年度3,629百万円、平成17年度1,717百万円）及び利息（平成16年度3百万円、平成17年度1百万円）を、それぞれ控除して表示しております。
2. (　) 内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。

（金額単位　百万円）

国際業務部門	平成16年度			平成17年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	(1,130,805) 13,027,122	(483) 339,934	2.60%	(74,822) 13,046,075	(30) 441,421	3.38%
うち貸出金	3,949,563	105,467	2.67	5,143,390	207,408	4.03
うち有価証券	4,615,337	131,482	2.84	4,063,661	129,998	3.19
うちコールローン	262,361	4,973	1.89	317,961	11,395	3.58
うち買現先勘定	124,900	1,954	1.56	137,805	4,360	3.16
うち債券貸借取引支払保証金	—	—	—	—	—	—
うち買入手形	—	—	—	—	—	—
うち預け金	1,882,820	32,631	1.73	2,287,514	50,453	2.20
資金調達勘定	12,979,499	282,000	2.17	12,894,582	(13,137) 430,747	3.34
うち預金	6,789,387	95,572	1.40	7,388,093	215,426	2.91
うち譲渡性預金	62,015	2,253	3.63	155,444	6,837	4.39
うちコールマネー	206,703	3,321	1.60	164,130	5,195	3.16
うち売現先勘定	176,152	2,767	1.57	179,167	6,352	3.54
うち債券貸借取引受入担保金	2,718,747	51,621	1.89	1,839,599	58,114	3.15
うち売渡手形	—	—	—	—	—	—
うちコマーシャル・ペーパー	—	—	—	—	—	—
うち借用金	1,583,555	64,074	4.04	1,345,486	60,541	4.49
うち社債	939,345	31,640	3.36	1,327,124	43,630	3.28

（注）1. 資金運用勘定は無利息預け金の平均残高（平成16年度27,509百万円、平成17年度31,957百万円）を控除して表示しております。
2. （　）内は国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息（内書き）であります。なお、金利スワップ利息等の純額表示に伴い、国内業務部門と国際業務部門の合算が合計に一致しない金額（内書き）を含めております。
3. 社債の利息には社債発行差金償却を含めております。
4. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式（前月末TT仲値を当該月のノンエクスチェンジ取引に適用する方式）により算出しております。

（金額単位　百万円）

合計	平成16年度			平成17年度		
	平均残高	利息	利回り	平均残高	利息	利回り
資金運用勘定	79,122,073	1,318,698	1.66%	79,022,597	1,426,546	1.80%
うち貸出金	50,808,908	934,892	1.84	51,150,685	990,853	1.93
うち有価証券	23,702,994	262,640	1.10	22,163,130	317,180	1.43
うちコールローン	417,511	4,998	1.19	650,284	11,459	1.76
うち買現先勘定	182,849	1,955	1.06	216,699	4,362	2.01
うち債券貸借取引支払保証金	869,496	181	0.02	1,411,612	613	0.04
うち買入手形	192,027	3	0.00	116,653	7	0.00
うち預け金	1,886,200	32,631	1.73	2,291,965	50,454	2.20
資金調達勘定	82,097,393	346,191	0.42	83,179,544	472,001	0.56
うち預金	61,411,281	107,718	0.17	63,825,633	226,926	0.35
うち譲渡性預金	3,816,321	3,045	0.07	3,815,227	7,690	0.20
うちコールマネー	2,386,128	3,380	0.14	2,170,463	5,268	0.24
うち売現先勘定	757,031	2,786	0.36	397,223	6,359	1.60
うち債券貸借取引受入担保金	4,608,922	51,818	1.12	2,711,076	58,204	2.14
うち売渡手形	2,430,812	105	0.00	3,727,726	113	0.00
うちコマーシャル・ペーパー	2,054	0	0.00	—	—	—
うち借用金	2,437,501	85,573	3.51	2,149,434	77,109	3.58
うち社債	3,572,980	60,483	1.69	3,800,481	68,252	1.79

（注）1. 資金運用勘定は無利息預け金の平均残高（平成16年度1,596,906百万円、平成17年度2,648,107百万円）を、資金調達勘定は金銭の信託運用見合額の平均残高（平成16年度3,629百万円、平成17年度1,717百万円）及び利息（平成16年度3百万円、平成17年度1百万円）を、それぞれ控除して表示しております。
2. 国内業務部門と国際業務部門の間の資金貸借の平均残高及び利息は、相殺して記載しております。
3. 社債の利息には社債発行差金償却を含めております。

■受取・支払利息の分析

（金額単位　百万円）

国内業務部門	平成16年度			平成17年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	△40,908	2,698	△38,209	△17,311	36,357	19,046
うち貸出金	△63,897	10,284	△53,612	△14,896	△31,084	△45,980
うち有価証券	2,988	16,983	19,972	△7,109	63,133	56,024
うちコールローン	△20	△57	△78	33	6	39
うち買現先勘定	0	0	0	0	1	1
うち債券貸借取引支払保証金	73	3	77	157	273	431
うち買入手形	0	△2	△2	△1	5	3
うち預け金	△37	△40	△77	0	△0	0
支払利息	△1,532	△3,363	△4,896	102	△10,354	△10,252
うち預金	570	△2,925	△2,355	394	△1,039	△645
うち譲渡性預金	△115	76	△39	△20	80	60
うちコールマネー	△6	△8	△15	△4	20	15
うち売現先勘定	△50	△35	△85	△12	0	△11
うち債券貸借取引受入担保金	△13	△9	△23	△105	△1	△106
うち売渡手形	△297	△472	△770	45	△37	7
うちコマーシャル・ペーパー	0	0	0	△0	△0	△0
うち借用金	△2,236	△3,008	△5,244	△1,203	△3,727	△4,930
うち社債	4,639	△1,040	3,599	△1,691	△2,529	△4,221

（金額単位　百万円）

国際業務部門	平成16年度			平成17年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	27,174	△62,584	△35,409	495	100,991	101,487
うち貸出金	4,433	11,181	15,614	37,930	64,010	101,941
うち有価証券	△16,666	9,739	△6,926	△16,668	15,184	△1,483
うちコールローン	1,695	1,147	2,843	1,234	5,186	6,421
うち買現先勘定	422	714	1,136	220	2,184	2,405
うち預け金	14,688	7,872	22,560	6,558	10,244	16,803
支払利息	18,752	27,077	45,830	△1,856	150,603	148,747
うち預金	14,906	10,034	24,940	9,114	110,739	119,853
うち譲渡性預金	△69	166	97	4,022	562	4,584
うちコールマネー	908	918	1,827	△800	2,673	1,873
うち売現先勘定	△1,451	1,234	△216	48	3,536	3,584
うち債券貸借取引受入担保金	△5,795	9,015	3,220	△20,322	26,814	6,492
うち借用金	△4,779	3,854	△925	△10,251	6,717	△3,533
うち社債	9,757	△2,314	7,443	12,765	△775	11,990

（金額単位　百万円）

合計	平成16年度			平成17年度		
	残高による増減	利率による増減	純増減	残高による増減	利率による増減	純増減
受取利息	△34,120	△39,504	△73,624	△1,659	109,508	107,848
うち貸出金	△62,759	24,761	△37,998	6,326	49,634	55,960
うち有価証券	△1,180	14,226	13,046	△17,968	72,509	54,540
うちコールローン	365	2,399	2,764	3,499	2,961	6,460
うち買現先勘定	828	308	1,136	417	1,990	2,407
うち債券貸借取引支払保証金	73	3	77	157	273	431
うち買入手形	0	△2	△2	△1	5	3
うち預け金	13,703	8,779	22,483	6,567	10,235	16,803
支払利息	△3,051	43,980	40,929	4,621	121,188	125,809
うち預金	4,959	17,625	22,584	4,395	114,813	119,208
うち譲渡性預金	△418	475	57	△0	4,645	4,644
うちコールマネー	△104	1,916	1,812	△330	2,218	1,888
うち売現先勘定	△2,762	2,459	△302	△1,875	5,448	3,572
うち債券貸借取引受入担保金	△4,794	7,991	3,196	△27,385	33,771	6,385
うち売渡手形	△297	△472	△770	45	△37	7
うちコマーシャル・ペーパー	0	0	0	△0	△0	△0
うち借用金	△7,146	977	△6,169	△10,299	1,835	△8,464
うち社債	11,959	△916	11,042	3,971	3,798	7,769

（注）残高及び利率の増減要因が重なる部分については、両者の増減割合に応じて按分しております。

■役務取引の状況

（金額単位　百万円）

区分	平成16年度			平成17年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
役務取引等収益	335,368	64,066	399,434	394,224	80,747	474,972
うち預金・貸出業務	11,034	22,381	33,415	11,009	29,269	40,278
うち為替業務	93,623	23,156	116,780	97,637	25,702	123,339
うち証券関連業務	22,098	702	22,801	23,212	1,048	24,261
うち代理業務	16,576	—	16,576	16,280	—	16,280
うち保護預り・貸金庫業務	6,333	—	6,333	6,975	—	6,975
うち保証業務	15,016	5,620	20,636	19,319	6,469	25,789
役務取引等費用	88,570	12,788	101,358	94,808	13,487	108,296
うち為替業務	17,912	4,678	22,590	18,918	4,513	23,432

■特定取引の状況

（金額単位　百万円）

区分	平成16年度			平成17年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
特定取引収益	1,787	129,991	131,779	1,077	12,172	13,250
うち商品有価証券収益	1,352	—	1,352	—	—	—
うち特定取引有価証券収益	—	—	—	—	1,229	1,229
うち特定金融派生商品収益	—	129,991	129,991	—	10,942	10,942
うちその他の特定取引収益	435	—	435	1,077	—	1,077
特定取引費用	—	199	199	1,312	—	1,312
うち商品有価証券費用	—	—	—	1,312	—	1,312
うち特定取引有価証券費用	—	199	199	—	—	—
うち特定金融派生商品費用	—	—	—	—	—	—
うちその他の特定取引費用	—	—	—	—	—	—

（注）内訳科目は、それぞれの収益と費用で相殺し、純額を計上しております。

■その他業務の状況

（金額単位　百万円）

区分	平成16年度			平成17年度		
	国内業務部門	国際業務部門	合計	国内業務部門	国際業務部門	合計
その他業務収支	17,045	101,043	118,088	14,811	195,436	210,248
うち国債等債券損益	△6,100	△15,490	△21,590	△11,305	985	△10,320
うち外国為替売買損益	—	115,580	115,580	—	202,634	202,634

■営業経費の状況

（金額単位　百万円）

区分	平成16年度	平成17年度
給料・手当	164,812	158,660
退職給付費用	37,677	28,952
福利厚生費	27,222	26,280
減価償却費	53,038	52,776
土地建物機械賃借料	47,476	46,802
営繕費	4,323	3,736
消耗品費	5,219	5,303
給水光熱費	5,025	4,926
旅費	2,422	2,764
通信費	6,855	6,813
広告宣伝費	4,952	10,671
租税公課	36,684	33,379
その他	207,766	223,030
合計	603,477	604,098

（注）39ページの経費は臨時処理分を除いているため、本表とは一致しません。

預金（単体）

■預金・譲渡性預金

期末残高

（金額単位　百万円）

区分		平成16年3月末		平成17年3月末		平成18年3月末	
		金額	構成比	金額	構成比	金額	構成比
国内業務部門	流動性預金	35,103,333	61.2%	37,156,757	63.1%	39,708,409	65.2%
	定期性預金	17,519,187	30.6	17,793,187	30.2	17,284,768	28.4
	その他	1,165,818	2.0	1,214,592	2.1	1,135,522	1.9
	計	53,788,339	93.8	56,164,537	95.4	58,128,700	95.5
	譲渡性預金	3,534,978	6.2	2,732,344	4.6	2,765,903	4.5
	合計	57,323,318	100.0	58,896,881	100.0	60,894,604	100.0
国際業務部門	流動性預金	2,126,160	33.5	2,861,884	42.7	3,486,860	47.6
	定期性預金	638,098	10.1	490,122	7.3	583,594	7.9
	その他	3,514,818	55.5	3,271,783	48.9	2,871,629	39.2
	計	6,279,077	99.1	6,623,790	98.9	6,942,084	94.7
	譲渡性預金	54,376	0.9	70,955	1.1	385,478	5.3
	合計	6,333,453	100.0	6,694,746	100.0	7,327,562	100.0
総合計		63,656,771	—	65,591,627	—	68,222,167	—

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金

平均残高

（金額単位　百万円）

区分		平成15年度	平成16年度	平成17年度
国内業務部門	流動性預金	34,022,602	36,234,814	38,358,425
	定期性預金	17,928,748	17,828,904	17,513,424
	その他	534,600	558,174	565,689
	計	52,485,951	54,621,893	56,437,539
	譲渡性預金	4,324,976	3,754,306	3,659,782
	合計	56,810,927	58,376,199	60,097,321
国際業務部門	流動性預金	1,905,787	2,522,440	3,705,055
	定期性預金	467,222	676,719	647,887
	その他	3,305,452	3,590,227	3,035,150
	計	5,678,463	6,789,387	7,388,093
	譲渡性預金	64,031	62,015	155,444
	合計	5,742,494	6,851,402	7,543,538
総合計		62,553,422	65,227,602	67,640,860

（注）1. 流動性預金＝当座預金＋普通預金＋貯蓄預金＋通知預金
2. 定期性預金＝定期預金＋定期積金
3. 国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■預金者別預金残高

（金額単位　百万円）

区分	平成16年3月末		平成17年3月末		平成18年3月末	
	金額	構成比	金額	構成比	金額	構成比
個人預金	31,631,834	53.9%	32,154,014	53.1%	32,760,329	51.9%
法人預金	27,047,368	46.1	28,455,616	46.9	30,347,382	48.1
預金残高	58,679,202	100.0	60,609,630	100.0	63,107,711	100.0

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

■投資信託純資産残高

（金額単位　百万円）

区分	平成16年3月末	平成17年3月末	平成18年3月末
個人	1,920,024	2,264,844	2,803,120
法人	85,660	83,383	120,489
合計	2,005,684	2,348,227	2,923,609

（注）投資信託純資産残高は約定基準で、期末の各ファンドの純資産額に基づいて計上しております。

■定期預金の残存期間別残高

（金額単位　百万円）

区分		平成16年3月末	平成17年3月末	平成18年3月末
3カ月未満	定期預金	4,934,527	5,981,869	5,870,988
	うち固定自由金利定期預金	4,578,876	5,532,337	5,336,407
	うち変動自由金利定期預金	11,500	6,900	—
3カ月以上6カ月未満	定期預金	3,179,150	2,991,485	2,807,247
	うち固定自由金利定期預金	3,155,985	2,973,753	2,786,021
	うち変動自由金利定期預金	—	—	—
6カ月以上1年未満	定期預金	5,273,003	4,939,115	4,758,121
	うち固定自由金利定期預金	5,256,668	4,923,087	4,740,237
	うち変動自由金利定期預金	—	500	—
1年以上2年未満	定期預金	2,377,402	1,680,496	1,406,623
	うち固定自由金利定期預金	2,352,455	1,675,518	1,400,075
	うち変動自由金利定期預金	—	—	1,200
2年以上3年未満	定期預金	1,448,562	1,383,422	1,337,208
	うち固定自由金利定期預金	1,438,749	1,377,490	1,320,748
	うち変動自由金利定期預金	—	1,000	14,350
3年以上	定期預金	944,564	1,306,857	1,688,116
	うち固定自由金利定期預金	873,226	1,111,275	1,303,749
	うち変動自由金利定期預金	59,650	191,262	381,920
合計	定期預金	18,157,210	18,283,246	17,868,305
	うち固定自由金利定期預金	17,655,962	17,593,462	16,887,240
	うち変動自由金利定期預金	71,150	199,662	397,470

（注）本表の預金残高には、積立定期預金を含めておりません。

貸出（単体）

■貸出金残高

期末残高

（金額単位　百万円）

区分		平成16年3月末	平成17年3月末	平成18年3月末
国内業務部門	手形貸付	5,273,254	3,816,186	2,834,068
	証書貸付	33,177,784	33,611,639	35,046,384
	当座貸越	8,249,108	8,096,806	8,398,616
	割引手形	572,371	450,719	360,019
	計	47,272,518	45,975,351	46,639,088
国際業務部門	手形貸付	436,046	444,509	506,926
	証書貸付	3,007,477	3,536,778	4,606,034
	当座貸越	93,462	105,735	97,523
	割引手形	639	5,211	7,987
	計	3,537,625	4,092,234	5,218,471
合計		50,810,144	50,067,586	51,857,559

平均残高

（金額単位　百万円）

区分		平成15年度	平成16年度	平成17年度
国内業務部門	手形貸付	6,007,354	4,764,916	3,301,745
	証書貸付	35,527,330	33,381,278	34,349,609
	当座貸越	8,392,655	8,237,709	7,984,946
	割引手形	547,893	475,440	370,994
	計	50,475,233	46,859,345	46,007,295
国際業務部門	手形貸付	439,060	447,208	495,793
	証書貸付	3,148,040	3,390,644	4,518,077
	当座貸越	181,726	108,728	122,566
	割引手形	889	2,981	6,952
	計	3,769,716	3,949,563	5,143,390
合計		54,244,949	50,808,908	51,150,685

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■貸出金使途別残高

（金額単位　百万円）

区分	平成16年3月末		平成17年3月末		平成18年3月末	
	金額	構成比	金額	構成比	金額	構成比
設備資金	21,632,436	42.6%	20,800,237	41.5%	21,007,908	40.5%
運転資金	29,177,708	57.4	29,267,348	58.5	30,849,651	59.5
合計	50,810,144	100.0	50,067,586	100.0	51,857,559	100.0

■貸出金の担保別内訳

（金額単位　百万円）

区分	平成16年3月末	平成17年3月末	平成18年3月末
有価証券	1,025,755	965,238	1,009,017
債権	1,311,345	1,191,558	1,147,522
商品	2,595	—	—
不動産	7,490,743	7,127,468	6,821,121
その他	363,678	433,650	408,915
計	10,194,118	9,717,916	9,386,577
保証	22,103,891	22,332,670	22,108,903
信用	18,512,134	18,016,999	20,362,079
合計	50,810,144	50,067,586	51,857,559

■貸出金の残存期間別残高

（金額単位　百万円）

区分		平成16年3月末	平成17年3月末	平成18年3月末
1年以下	貸出金	10,666,356	8,686,277	8,299,712
	うち変動金利 うち固定金利			
1年超 3年以下	貸出金	8,223,191	8,106,563	7,820,129
	うち変動金利 うち固定金利	5,500,484 2,722,707	6,278,298 1,828,265	6,217,858 1,602,270
3年超 5年以下	貸出金	5,451,873	6,233,570	7,428,711
	うち変動金利 うち固定金利	3,950,114 1,501,759	4,732,079 1,501,490	5,953,483 1,475,227
5年超 7年以下	貸出金	2,237,279	2,593,547	3,080,127
	うち変動金利 うち固定金利	1,715,055 522,223	2,118,091 475,456	2,563,603 516,524
7年超	貸出金	15,888,872	16,245,085	16,732,739
	うち変動金利 うち固定金利	14,822,715 1,066,156	15,496,800 748,285	15,681,137 1,051,601
期間の定めのないもの	貸出金	8,342,570	8,202,541	8,496,139
	うち変動金利 うち固定金利	8,342,570 —	8,202,541 —	8,496,139 —
合計		50,810,144	50,067,586	51,857,559

（注）残存期間1年以下の貸出金については、変動金利、固定金利の区別をしておりません。

■貸出金の業種別構成

（金額単位　百万円）

区分		平成16年3月末		平成17年3月末		平成18年3月末	
		金額	構成比	金額	構成比	金額	構成比
国内店	製造業	5,794,191	12.1%	5,321,715	11.4%	5,172,704	10.9%
	農業、林業、漁業及び鉱業	133,833	0.3	125,574	0.3	133,756	0.3
	建設業	1,717,184	3.6	1,618,372	3.5	1,283,199	2.7
	運輸、情報通信、公益事業	3,134,713	6.5	2,737,386	5.9	2,658,362	5.6
	卸売・小売業	5,492,168	11.5	5,310,881	11.4	5,170,601	10.9
	金融・保険業	4,892,526	10.2	5,158,754	11.0	5,072,348	10.7
	不動産業	6,995,060	14.6	5,982,960	12.8	6,316,865	13.3
	各種サービス業	5,470,887	11.4	5,705,901	12.2	5,731,622	12.1
	地方公共団体	688,159	1.4	583,515	1.2	657,755	1.4
	その他	13,632,796	28.4	14,128,584	30.3	15,264,035	32.1
	合計	47,951,522	100.0	46,673,647	100.0	47,461,252	100.0
海外店	政府等	63,654	2.2	75,824	2.2	38,992	0.9
	金融機関	227,393	8.0	237,276	7.0	348,464	7.9
	商工業	2,395,989	83.8	2,994,018	88.2	3,815,783	86.8
	その他	171,583	6.0	86,819	2.6	193,066	4.4
	合計	2,858,622	100.0	3,393,938	100.0	4,396,307	100.0
総合計		50,810,144	—	50,067,586	—	51,857,559	—

（注）海外店には特別国際金融取引勘定分を含めております。

■個人・中小企業等に対する貸出金及び割合

（単位　百万円、%）

区分	平成16年3月末	平成17年3月末	平成18年3月末
総貸出金残高（A）	47,951,522	46,673,647	47,461,252
中小企業等貸出金残高（B）	35,427,834	35,291,150	35,496,058
（B）／（A）	73.9	75.6	74.8

（注）1. 貸出金残高には、海外店分及び特別国際金融取引勘定分を含めておりません。
2. 中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

■消費者ローン残高

（金額単位　百万円）

区分	平成16年3月末	平成17年3月末	平成18年3月末
消費者ローン残高	13,875,878	14,230,648	14,725,514
住宅ローン残高	12,725,041	13,240,449	13,771,812
うち自己居住用の住宅ローン残高	8,891,575	9,451,330	10,044,534
その他ローン残高	1,150,837	990,198	953,701

（注）住宅ローン残高については、住宅ローン・アパートローンに加えフリーローンなどで資金使途が居住性のものも含めております。

■貸倒引当金明細表

平成16年度

（金額単位　百万円）

区分	前期末残高	当期増加額	当期減少額		当期末残高	摘要
			目的使用	その他		
一般貸倒引当金	(△1,161) 770,194	417,555	—	*770,194	417,555	*洗替による取崩額
個別貸倒引当金	(△350) 474,310	567,636	380,829	* 93,480	567,636	*洗替による取崩額
うち非居住者向け債権分	(△350) 27,626	23,515	5,707	* 21,918	23,515	*洗替による取崩額
特定海外債権引当勘定	7,758	3,930	—	* 7,758	3,930	*洗替による取崩額
計	(△1,511) 1,252,262	989,121	380,829	871,433	989,121	

（注）（　）内は為替換算差額であります。

平成17年度

（金額単位　百万円）

区分	前期末残高	当期増加額	当期減少額		当期末残高	摘要
			目的使用	その他		
一般貸倒引当金	(△4,600) 422,155	572,536	—	*422,155	572,536	*洗替による取崩額
個別貸倒引当金	(△225) 567,861	241,546	342,141	*225,720	241,546	*洗替による取崩額
うち非居住者向け債権分	(△225) 23,741	18,076	2,761	* 20,979	18,076	*洗替による取崩額
特定海外債権引当勘定	3,930	2,354	—	* 3,930	2,354	*洗替による取崩額
計	(△4,825) 993,947	816,437	342,141	651,806	816,437	

（注）（　）内は為替換算差額であります。

■貸出金償却額

（金額単位　百万円）

区分	平成15年度	平成16年度	平成17年度
貸出金償却額	566,344	697,941	12,650

（注）直接減額を含んでおります。

■特定海外債権残高

（金額単位　百万円）

国別	平成16年3月末	平成17年3月末	平成18年3月末
インドネシア	73,826	39,959	35,509
アルゼンチン	514	25	2
その他	346	180	—
合計	74,688	40,164	35,511
資産の総額に対する割合	0.07%	0.04%	0.03%
国数	6カ国	5カ国	2カ国

■リスク管理債権（連結・単体）

連結

（金額単位　百万円）

区分	平成16年3月末	平成17年3月末	平成18年3月末
破綻先債権①	96,101	68,238	59,681
延滞債権②	1,710,575	1,367,785	694,658
3カ月以上延滞債権③	51,019	29,441	24,571
貸出条件緩和債権④	1,371,524	721,273	440,471
合計	3,229,219	2,186,739	1,219,383

単体

（金額単位　百万円）

区分	平成16年3月末	平成17年3月末	平成18年3月末
破綻先債権①	67,183	45,931	40,914
延滞債権②	1,460,787	1,238,022	551,083
3カ月以上延滞債権③	47,618	26,902	23,446
貸出条件緩和債権④	1,199,301	425,006	298,728
合計	2,774,889	1,735,863	914,173

各債権の定義

①「破綻先債権」：未収利息を収益不計上扱いとしている貸出金のうち破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者や手形交換所において取引停止処分を受けた債務者に対する貸出金

②「延滞債権」：未収利息を収益不計上扱いとしている貸出金のうち、破綻先債権に該当する貸出金及び債務者の経営再建又は支援を図ることを目的として利息の支払いを猶予した貸出金を除いた残りの貸出金

③「3カ月以上延滞債権」：元本又は利息の支払いが、約定支払日の翌日を起算日として3月以上延滞している貸出金（除く①、②）

④「貸出条件緩和債権」：経済的困難に陥った債務者の再建・支援を図り、当該債権の回収を促進することなどを目的に、債務者に有利な一定の譲歩を与える約定条件の改定等を行った貸出金（除く①〜③）

■金融再生法に基づく開示債権（単体）

（金額単位　億円）

区分	平成16年3月末	平成17年3月末	平成18年3月末
破産更生債権及びこれらに準ずる債権①	3,616	4,483	1,645
危険債権②	12,027	9,244	4,734
要管理債権③	12,469	4,519	3,222
（小計）	(28,112)	(18,246)	(9,601)
正常債権④	528,744	534,526	559,849
合計	556,856	552,772	569,450

各債権の定義

本開示債権は、「金融機能の再生のための緊急措置に関する法律」（平成10年法律第132号）第7条に基づき開示するものであり、同法第6条に基づき、貸借対照表の貸出金及び外国為替、その他資産中の未収利息及び仮払金並びに支払承諾見返の各勘定並びに欄外に注記することとされている有価証券の貸付けを行っている場合のその有価証券（使用貸借又は賃貸借契約によるものに限る。）について債務者の財政状態及び経営成績等を基礎として次のとおり区分しております。

①「破産更生債権及びこれらに準ずる債権」：破産手続開始、更生手続開始、再生手続開始の申立て等の事由により経営破綻に陥っている債務者に対する債権及びこれらに準ずる債権

②「危険債権」：債務者が経営破綻の状態には至っていないが、財政状態及び経営成績が悪化し、契約に従った債権の元本の回収及び利息の受取りができない可能性の高い債権

③「要管理債権」：3カ月以上延滞債権及び貸出条件緩和債権（除く①、②）

④「正常債権」：債務者の財政状態及び経営成績に特に問題がないものとして、上記①から③までに掲げる債権以外のものに区分される債権

証券（単体）

■有価証券残高

期末残高

（金額単位　百万円）

区分		平成16年3月末	平成17年3月末	平成18年3月末
国内業務部門	国債	13,897,044	13,000,401	11,137,621
	地方債	417,831	400,686	546,197
	社債	2,371,760	2,976,060	3,717,162
	株式	3,660,522	3,536,869	4,457,872
	その他	129,442	343,706	971,561
	うち外国債券			
	うち外国株式			
	計	20,476,601	20,257,723	20,830,416
国際業務部門	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	—	—	—
	その他	6,115,982	3,418,972	4,372,125
	うち外国債券	5,187,456	2,499,669	3,101,314
	うち外国株式	928,525	919,303	1,270,810
	計	6,115,982	3,418,972	4,372,125
合計		26,592,584	23,676,696	25,202,541

平均残高

（金額単位　百万円）

区分		平成15年度	平成16年度	平成17年度
国内業務部門	国債	12,820,808	13,068,691	10,749,789
	地方債	354,229	419,803	502,384
	社債	2,141,145	2,447,549	3,338,156
	株式	3,207,224	2,919,805	2,840,717
	その他	75,254	231,806	668,420
	うち外国債券			
	うち外国株式			
	計	18,598,661	19,087,657	18,099,469
国際業務部門	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	—	—	—
	その他	5,216,457	4,615,337	4,063,661
	うち外国債券	4,303,429	3,659,676	2,920,828
	うち外国株式	913,027	955,660	1,142,832
	計	5,216,457	4,615,337	4,063,661
合計		23,815,118	23,702,994	22,163,130

（注）国際業務部門の国内店外貨建取引の平均残高は、月次カレント方式により算出しております。

■有価証券残存期間別残高

（金額単位　百万円）

区分		平成16年3月末	平成17年3月末	平成18年3月末
1年以下	国債	2,586,741	2,759,480	5,284,223
	地方債	1,174	2,493	21,010
	社債	122,080	224,265	378,863
	その他	255,415	438,456	665,701
	うち外国債券	251,402	425,671	652,688
1年超3年以下	国債	2,349,136	2,520,074	74,771
	地方債	24,549	106,877	148,493
	社債	697,926	916,972	1,100,133
	その他	2,923,707	1,077,233	1,119,951
	うち外国債券	2,898,312	1,029,853	1,029,326
3年超5年以下	国債	4,658,046	3,634,470	1,887,212
	地方債	169,736	97,413	58,846
	社債	1,066,954	1,264,285	1,232,120
	その他	1,201,085	393,547	367,937
	うち外国債券	1,179,263	322,997	267,114
	うち外国株式	—	—	22,421
5年超7年以下	国債	2,026,179	1,219,564	627,024
	地方債	12,662	14,158	114,583
	社債	258,241	273,476	460,625
	その他	165,856	50,033	83,445
	うち外国債券	141,726	37,793	58,115
7年超10年以下	国債	1,175,114	164,265	457,400
	地方債	209,189	179,248	202,817
	社債	223,592	265,060	434,705
	その他	277,458	203,029	612,580
	うち外国債券	261,747	150,233	524,842
	うち外国株式	—	—	7,075
10年超	国債	1,101,824	2,702,545	2,806,988
	地方債	519	494	445
	社債	2,964	32,000	110,713
	その他	386,108	561,803	671,792
	うち外国債券	362,180	494,336	539,944
	うち外国株式	—	—	129,700
期間の定めのないもの	国債	—	—	—
	地方債	—	—	—
	社債	—	—	—
	株式	3,660,522	3,536,869	4,457,872
	その他	1,035,792	1,038,575	1,822,277
	うち外国債券	92,822	38,783	29,282
	うち外国株式	928,525	919,303	1,111,613
合計	国債	13,897,044	13,000,401	11,137,621
	地方債	417,831	400,686	546,197
	社債	2,371,760	2,976,060	3,717,162
	株式	3,660,522	3,536,869	4,457,872
	その他	6,245,424	3,762,679	5,343,687
	うち外国債券	5,187,456	2,499,669	3,101,314
	うち外国株式	928,525	919,303	1,270,810

自己資本比率

自己資本比率は、銀行法第14条の2の規定に基づき自己資本比率の基準を定める件（平成5年大蔵省告示第55号）に定められた算式に基づき、連結ベースと単体ベースの双方について算出しております。なお、当行は、国際統一基準を適用のうえ、マーケット・リスク規制を導入しております。

■連結自己資本比率（国際統一基準）

当行は自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。
なお、当該外部監査は、連結財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当行あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。

（金額単位　百万円）

項目			平成16年3月末	平成17年3月末	平成18年3月末
基本的項目	資本金		559,985	664,986	664,986
	うち非累積的永久優先株		／	／	／
	新株式申込証拠金		—	—	—
	新株式払込金		—	—	—
	資本剰余金		1,298,511	1,603,512	1,603,512
	利益剰余金		319,345	△6,315	242,524
	連結子会社の少数株主持分		1,005,824	1,026,138	1,074,933
	うち海外特別目的会社の発行する優先出資証券		813,992	816,926	835,214
	その他有価証券の評価差損（△）		—	—	—
	自己株式申込証拠金		—	—	—
	自己株式払込金		—	—	—
	自己株式（△）		—	—	—
	為替換算調整勘定		△71,861	△81,050	△44,568
	営業権相当額（△）		—	8	6
	企業結合により計上される無形固定資産相当額（△）		—	—	—
	連結調整勘定相当額（△）		—	—	—
	繰延税金資産の控除前の基本的項目計（上記各項目の合計額）		—	—	3,541,382
	繰延税金資産の控除金額（△）		—	—	—
	計	(A)	3,111,804	3,207,262	3,541,382
	うちステップ・アップ金利条項付の優先出資証券		190,242	193,176	211,464
補完的項目	その他有価証券の連結貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		245,500	305,401	605,793
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		68,524	67,103	39,934
	一般貸倒引当金		815,520	612,032	722,147
	負債性資本調達手段等		2,358,572	2,537,304	2,657,378
	うち永久劣後債務		755,618	879,968	1,035,778
	うち期限付劣後債務及び期限付優先株		1,602,953	1,657,335	1,621,600
	計		3,488,117	3,521,842	4,025,254
	うち自己資本への算入額	(B)	3,111,804	3,207,262	3,541,382
準補完的項目	短期劣後債務		—	—	—
	うち自己資本への算入額	(C)	—	—	—
控除項目	控除項目	(D)	24,634	238,920	308,195
自己資本額	(A)＋(B)＋(C)－(D)	(E)	6,198,974	6,175,605	6,774,569
リスク・アセット等	資産（オン・バランス）項目		52,359,312	52,589,471	56,513,824
	オフ・バランス取引項目		4,264,272	5,303,085	5,990,301
	信用リスク・アセットの額	(F)	56,623,585	57,892,556	62,504,126
	マーケット・リスク相当額に係る額（(H)/8％）	(G)	268,179	351,964	383,276
	（参考）マーケット・リスク相当額	(H)	21,454	28,157	30,662
	計　((F)＋(G))	(I)	56,891,764	58,244,521	62,887,402
連結自己資本比率（国際統一基準）＝(E)/(I)×100			10.89%	10.60%	10.77%

■単体自己資本比率（国際統一基準）

当行は自己資本比率の算定に関し、「自己資本比率の算定に関する外部監査を「金融機関の内部管理体制に対する外部監査に関する実務指針」に基づき実施する場合の当面の取扱い」（日本公認会計士協会業種別監査委員会報告第30号）に基づき、あずさ監査法人の外部監査を受けております。
なお、当該外部監査は、財務諸表の会計監査の一部ではなく、自己資本比率の算定に係る内部統制に対する合意された調査手続業務として、当行あてその結果を報告されたものであります。これにより、外部監査人が自己資本比率そのものについて意見を表明するものではありません。

（金額単位　百万円）

項目			平成16年3月末	平成17年3月末	平成18年3月末
基本的項目	資本金		559,985	664,986	664,986
	うち非累積的永久優先株		／	／	／
	新株式申込証拠金		—	—	—
	新株式払込金		—	—	—
	資本準備金		879,693	1,009,933	665,033
	その他資本剰余金		357,614	357,614	702,514
	利益準備金		—	—	—
	任意積立金		221,540	221,532	221,502
	次期繰越利益		253,068	68,483	271,368
	その他		764,546	784,252	840,794
	その他有価証券の評価差損（△）		—	—	—
	自己株式申込証拠金		—	—	—
	自己株式払込金		—	—	—
	自己株式（△）		—	—	—
	営業権相当額（△）		—	—	—
	企業結合により計上される無形固定資産相当額（△）		—	—	—
	繰延税金資産の控除前の基本的項目計（上記各項目の合計額）		—	—	3,366,200
	繰延税金資産の控除金額（△）		—	—	—
	計	（A）	3,036,448	3,106,803	3,366,200
	うちステップ・アップ金利条項付の優先出資証券		190,242	193,176	211,464
補完的項目	その他有価証券の貸借対照表計上額の合計額から帳簿価額の合計額を控除した額の45％相当額		239,783	292,983	593,853
	土地の再評価額と再評価の直前の帳簿価額の差額の45％相当額		61,515	59,575	33,345
	一般貸倒引当金		769,033	417,555	572,536
	負債性資本調達手段等		2,321,172	2,498,304	2,605,378
	うち永久劣後債務		755,618	879,968	1,028,778
	うち期限付劣後債務及び期限付優先株		1,565,553	1,618,335	1,576,600
	計		3,391,504	3,268,419	3,805,114
	うち自己資本への算入額	（B）	3,036,448	3,106,803	3,366,200
準補完的項目	短期劣後債務		—	—	—
	うち自己資本への算入額	（C）	—	—	—
控除項目	控除項目	（D）	55,666	95,559	95,734
自己資本額	（A）＋（B）＋（C）－（D）	（E）	6,017,230	6,118,047	6,636,666
リスク・アセット等	資産（オン・バランス）項目		48,816,691	48,910,692	52,482,811
	オフ・バランス取引項目		3,925,351	4,818,865	5,676,962
	信用リスク・アセットの額	（F）	52,742,043	53,729,558	58,159,773
	マーケット・リスク相当額に係る額（（H）/8％）	（G）	197,621	304,929	303,674
	（参考）マーケット・リスク相当額	（H）	15,809	24,394	24,293
	計　（（F）＋（G））	（I）	52,939,664	54,034,487	58,463,447
単体自己資本比率（国際統一基準）＝（E）/（I）×100			11.36%	11.32%	11.35%

（補足）

「連結自己資本比率（国際統一基準）」における「基本的項目」の中の「うち海外特別目的会社の発行する優先出資証券」及び、「単体自己資本比率（国際統一基準）」における「基本的項目」の中の「その他」に含まれております優先出資証券につきましては、131～132ページに掲載しております。

諸比率（単体）

■利益率

（単位　%）

区分	平成16年度	平成17年度
総資産経常利益率	—	0.78
資本経常利益率	—	37.26
総資産当期純利益率	—	0.56
資本当期純利益率	—	26.57

（注）1. 総資産経常利益率＝ $\frac{\text{経常利益}}{\text{総資産（除く支払承諾見返）平均残高}} \times 100$

2. 資本経常利益率＝ $\frac{\text{経常利益－優先株式配当金総額}}{\{(\text{期首資本勘定（除く優先株式）}) + (\text{期末資本勘定（除く優先株式）})\} \div 2} \times 100$

3. 総資産当期純利益率＝ $\frac{\text{当期純利益}}{\text{総資産（除く支払承諾見返）平均残高}} \times 100$

4. 資本当期純利益率＝ $\frac{\text{当期純利益－優先株式配当金総額}}{\{(\text{期首資本勘定（除く優先株式）}) + (\text{期末資本勘定（除く優先株式）})\} \div 2} \times 100$

5. 平成16年度は経常損失、当期純損失となったため、利益率はいずれも記載しておりません。

■利鞘

（単位　%）

区分		平成16年度	平成17年度
国内業務部門	資金運用利回り	1.45	1.51
	資金調達原価	0.84	0.82
	総資金利鞘	0.61	0.69
国際業務部門	資金運用利回り	2.60	3.38
	資金調達原価	2.57	3.79
	総資金利鞘	0.03	△0.41
合計	資金運用利回り	1.66	1.80
	資金調達原価	1.12	1.27
	総資金利鞘	0.54	0.53

■預貸率

（単位　百万円、%）

区分			平成17年3月末	平成18年3月末
国内業務部門	貸出金	(A)	45,975,351	46,639,088
	預金	(B)	58,896,881	60,894,604
	預貸率	(A) / (B)	78.06	76.58
		期中平均	80.27	76.55
国際業務部門	貸出金	(A)	4,092,234	5,218,471
	預金	(B)	6,694,746	7,327,562
	預貸率	(A) / (B)	61.12	71.21
		期中平均	57.64	68.18
合計	貸出金	(A)	50,067,586	51,857,559
	預金	(B)	65,591,627	68,222,167
	預貸率	(A) / (B)	76.33	76.01
		期中平均	77.89	75.62

（注）預金には譲渡性預金を含めております。

■預証率

（単位　百万円、%）

区分			平成17年3月末	平成18年3月末
国内業務部門	有価証券	(A)	20,257,723	20,830,416
	預金	(B)	58,896,881	60,894,604
	預証率	(A) / (B)	34.39	34.20
		期中平均	32.69	30.11
国際業務部門	有価証券	(A)	3,418,972	4,372,125
	預金	(B)	6,694,746	7,327,562
	預証率	(A) / (B)	51.06	59.66
		期中平均	67.36	53.86
合計	有価証券	(A)	23,676,696	25,202,541
	預金	(B)	65,591,627	68,222,167
	預証率	(A) / (B)	36.09	36.94
		期中平均	36.33	32.76

（注）預金には譲渡性預金を含めております。

資本の状況（単体）

■資本金及び発行済株式総数

（単位　株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成13年6月28日	—	416,620	—	20,831	△4,881	0	欠損てん補
平成15年3月13日	1,245,000	1,661,620	32,121	52,952	32,121	32,121	有償第三者割当 普通株式 1,245,000株 発行価額 51,600円 資本組入額 25,800円
平成15年3月14日	1,080,000	2,741,620	27,864	80,816	27,864	59,985	有償第三者割当 普通株式 1,080,000株 発行価額 51,600円 資本組入額 25,800円
平成15年3月17日	53,037,185	55,778,805	479,169	559,985	819,708	879,693	旧株式会社三井住友銀行との合併 （合併比率　1：0.007）
平成16年4月1日	—	55,778,805	—	559,985	△220,966	658,726	一部の子会社の管理営業を承継させる新設分割によるもの
平成16年9月21日	2	55,778,807	—	559,985	246,205	904,932	グループ会社再編にかかる株式交換によるもの
平成17年3月30日	70,001	55,848,808	105,001	664,986	105,001	1,009,933	有償第三者割当 第1回第六種優先株式 70,001株 発行価額 3,000千円 資本組入額 1,500千円
平成16年4月1日～ 平成17年3月31日	264,140	56,112,948	—	664,986	—	1,009,933	優先株式の普通株式への転換による第一種優先株式32,000株減少、第三種優先株式105,000株減少、普通株式401,140株増加
平成17年8月9日	—	56,112,948	—	664,986	△344,900	665,033	商法第289条第2項及び銀行法第18条第2項の規定に基づき、資本準備金を減少し、その他資本剰余金に振り替え

（注）平成18年5月17日に、第一種優先株式35,000株、第二種優先株式33,000株に係る取得請求権の行使により、普通株式が214,194株増加いたしました。

なお、旧株式会社三井住友銀行の発行済株式総数、資本金等の推移については、以下のとおりであります。

（単位　千株、百万円）

年月日	発行済株式総数		資本金		資本準備金		摘要
	増減数	残高	増減額	残高	増減額	残高	
平成13年4月2日	3,273,423	6,581,485	523,851	1,276,700	991,326	1,634,407	旧株式会社さくら銀行との合併 （合併比率　1：0.6）
平成14年3月9日	—	6,581,485	—	1,276,700	△357,614	1,276,792	商法第289条第2項及び銀行法第18条第2項の規定に基づく資本準備金の取り崩し
平成14年3月15日	—	6,581,485	—	1,276,700	11	1,276,804	エスエムビーシー資産管理サービス株式会社（当行の100％出資子会社）との合併
平成13年4月1日～ 平成14年3月31日	91,324	6,672,810	50,045	1,326,746	49,954	1,326,758	転換社債の普通株式への転換
平成13年4月1日～ 平成14年3月31日	3,614	6,676,424	—	1,326,746	—	1,326,758	優先株式の普通株式への転換
平成15年2月3日	—	6,676,424	△494,100	832,646	—	1,326,758	管理営業を当行の完全親会社である株式会社三井住友フィナンシャルグループに承継させる会社分割を行うことによる資本金の減少
平成15年2月5日	313,556	6,989,980	—	832,646	94,680	1,421,438	エスエムビーシー信用保証株式会社を完全子会社とする株式交換を行うことによる資本準備金の増加
平成15年2月12日	454,078	7,444,059	75,377	908,023	74,922	1,496,361	有償第三者割当 普通株式 454,078千株 発行価額 331円 資本組入額 166円
平成15年3月13日	961,538	8,405,597	149,999	1,058,023	149,999	1,646,361	有償第三者割当 普通株式 961,538千株 発行価額 312円 資本組入額 156円

■株式の総数等

発行済株式の内容（平成18年3月31日現在）

普通株式	55,212,947株
第一種優先株式	35,000株
第二種優先株式	100,000株
第三種優先株式	695,000株
第1回第六種優先株式	70,001株
計	56,112,948株

（注）上記株式は証券取引所に上場されておりません。

■議決権の状況

①発行済株式

区分	株式数	議決権の数
無議決権株式	優先株式　900,001株	—個
議決権制限株式（自己株式等）	—	—
議決権制限株式（その他）	—	—
完全議決権株式（自己株式等）	—	—
完全議決権株式（その他）	普通株式　55,212,947	55,212,947
端株（注）	—	—
発行済株式総数	56,112,948	—
総株主の議決権	—	55,212,947

（注）「1株に満たない端数を端株として端株原簿に記載または記録しない。」旨定款に定めております。
なお、平成18年6月29日開催の定時株主総会において定款の一部変更が行われ、当該定めは削除されました。

②自己株式等

該当ありません。

■大株主

①普通株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	55,212,947株	100.00%

②第一種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	35,000株	100.00%

③第二種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	100,000株	100.00%

④第三種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	695,000株	100.00%

⑤第1回第六種優先株式

株主名	所有株式数	持株比率
株式会社三井住友フィナンシャルグループ	70,001株	100.00%

従業員・店舗の状況（単体）

■従業員の状況（在籍ベース）

区分	平成16年3月末	平成17年3月末	平成18年3月末
従業員数	22,348人	21,020人	20,322人
平均年齢	38歳9月	39歳0月	39歳0月
平均勤続年数	16年8月	16年11月	16年9月
平均給与月額	496千円	494千円	492千円

（注）1. 従業員数は、嘱託、臨時雇員及び海外の現地採用者を含んでおりません。
2. 平均給与月額は、3月の時間外手当を含む平均給与月額であり、賞与を除くものであります。
3. 従業員の定年は、満60歳に達した月の末日としております。

■店舗数の推移

（単位　店、所）

区分		平成16年3月末	平成17年3月末	平成18年3月末
国内	本支店	482	472	458
	出張所	132	133	147
	代理店	—	—	1
海外	支店	20	17	15
	出張所	3	3	3
	駐在員事務所	14	15	14
合計		651	640	638

（注）国内本支店には外為事務部（平成16年3月末：2カ店、平成17年3月末：2カ店、平成18年3月末：2カ店）、被振込専用支店（平成16年3月末：28カ店、平成17年3月末：28カ店、平成18年3月末：28カ店）、ATM管理専門支店（平成16年3月末：17カ店、平成17年3月末：17カ店、平成18年3月末：17カ店）を含めております。

■店舗外現金自動設備

（単位　所）

区分	平成16年3月末	平成17年3月末	平成18年3月末
店舗外現金自動設備	17,877	20,580	23,209

その他（単体）

■内国為替取扱高

（単位　千口、百万円）

区分			平成15年度	平成16年度	平成17年度
送金為替	各地へ向けた分	口数	358,035	391,059	389,015
		金額	613,885,514	627,550,374	665,559,579
	各地より受けた分	口数	281,410	269,543	292,230
		金額	721,215,425	683,691,666	779,990,627
代金取立	各地へ向けた分	口数	4,297	4,118	3,899
		金額	10,655,556	10,365,156	9,811,270
	各地より受けた分	口数	1,535	1,441	1,341
		金額	4,138,169	5,764,683	2,985,507
合計金額			1,349,894,665	1,327,371,880	1,458,346,985

■外国為替取扱高

（金額単位　百万米ドル）

区分		平成15年度	平成16年度	平成17年度
仕向為替	売渡為替	459,458	621,165	828,876
	買入為替	153,098	247,970	396,601
被仕向為替	支払為替	395,277	480,880	570,178
	取立為替	19,143	24,987	26,986
合計		1,026,977	1,375,004	1,822,643

（注）取扱高は海外店分を含んでおります。

■支払承諾見返の担保別内訳

（金額単位　百万円）

区分	平成16年3月末	平成17年3月末	平成18年3月末
有価証券	24,086	17,619	20,215
債権	25,168	16,966	23,690
商品	10,689	11,362	3,823
不動産	33,579	35,792	49,574
その他	15,837	30,420	18,792
計	109,361	112,162	116,095
保証	368,604	481,552	471,660
信用	3,608,998	3,709,432	3,532,543
合計	4,086,964	4,303,148	4,120,300

信託業務の状況（単体）

■信託財産残高表

（金額単位　百万円）

科目	平成17年3月末	平成18年3月末
（資産）		
貸出金	**9,780**	**7,870**
証書貸付	9,780	7,870
有価証券	**81,840**	**238,205**
国債	34,510	146,128
外国証券	47,329	92,076
受託有価証券	**34,166**	**33,590**
金銭債権	**600,618**	**706,349**
住宅貸付債権	160,074	141,211
その他の金銭債権	440,543	565,138
動産不動産	**—**	**85**
動産	—	85
その他債権	**315**	**1,216**
銀行勘定貸	**50,457**	**318,597**
資産合計	**777,177**	**1,305,915**
（負債）		
金銭信託	**101,323**	**530,255**
有価証券の信託	**34,166**	**33,590**
金銭債権の信託	**480,147**	**603,656**
包括信託	**161,539**	**138,413**
負債合計	**777,177**	**1,305,915**

（注）1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

■金銭信託等の期末受託残高

（金額単位　百万円）

区分	平成17年3月末	平成18年3月末
金銭信託	101,323	530,255
年金信託	—	—
財産形成給付信託	—	—
貸付信託	—	—
合計	101,323	530,255

（注）金銭信託等とは、金銭信託、年金信託、財産形成給付信託及び貸付信託であります。

■元本補てん契約のある信託の種類別期末受託残高

該当ありません。

■元本補てん契約のある信託に係る貸出金のリスク管理債権

該当ありません。

■信託期間別元本残高

（金額単位　百万円）

区分	平成17年3月末	平成18年3月末
金銭信託		
1年未満	10,928	16,229
1年以上2年未満	7,622	6,852
2年以上5年未満	38,436	343,338
5年以上	38,192	157,925
その他のもの	—	—
合計	95,179	524,346
貸付信託		
1年未満	—	—
1年以上2年未満	—	—
2年以上5年未満	—	—
5年以上	—	—
その他のもの	—	—
合計	—	—

■金銭信託等の期末運用残高

（金額単位　百万円）

区分	平成17年3月末	平成18年3月末
金銭信託		
貸出金	9,780	7,870
有価証券	81,840	238,205
合計	91,620	246,075
年金信託		
貸出金	—	—
有価証券	—	—
合計	—	—
財産形成給付信託		
貸出金	—	—
有価証券	—	—
合計	—	—
貸付信託		
貸出金	—	—
有価証券	—	—
合計	—	—
貸出金合計	9,780	7,870
有価証券合計	81,840	238,205
貸出金及び有価証券合計	91,620	246,075

■貸出金の科目別期末残高

（金額単位　百万円）

区分	平成17年3月末	平成18年3月末
証書貸付	9,780	7,870
手形貸付	—	—
割引手形	—	—
合計	9,780	7,870

■貸出金の契約期間別期末残高

（金額単位　百万円）

区分	平成17年3月末	平成18年3月末
1年以下	1,480	1,570
1年超3年以下	4,300	2,300
3年超5年以下	4,000	4,000
5年超7年以下	—	—
7年超	—	—
合計	9,780	7,870

■貸出金の担保別残高

（金額単位　百万円）

区分	平成17年3月末	平成18年3月末
有価証券	—	—
債権	—	—
土地建物	—	—
工場	—	—
財団	—	—
船舶	—	—
その他	—	—
計	—	—
保証	3,000	3,000
信用	6,780	4,870
合計	9,780	7,870

■貸出金の使途別残高

（金額単位　百万円）

区分	平成17年3月末		平成18年3月末	
	金額	構成比	金額	構成比
設備資金	7,000	71.57%	5,000	63.53%
運転資金	2,780	28.43	2,870	36.47
合計	9,780	100.00	7,870	100.00

■業種別貸出金内訳

（金額単位　百万円）

区分	平成17年3月末		平成18年3月末	
	金額	構成比	金額	構成比
製造業	4,000	40.90%	2,000	25.41%
農業、林業、漁業及び鉱業	—	—	—	—
建設業	—	—	—	—
運輸、情報通信、公益事業	4,780	48.88	4,870	61.88
卸売・小売業	1,000	10.22	1,000	12.71
金融・保険業	—	—	—	—
不動産業	—	—	—	—
各種サービス業	—	—	—	—
地方公共団体	—	—	—	—
その他	—	—	—	—
合計	9,780	100.00	7,870	100.00

■中小企業等に対する貸出金状況

（単位　百万円、件、%）

区分	平成17年3月末	平成18年3月末
中小企業等貸出金残高①	4,780	4,870
総貸出金残高②	9,780	7,870
中小企業等貸出金比率①/②	48.87	61.88
中小企業等貸出先件数③	4	5
総貸出先件数④	6	7
中小企業等貸出先件数比率③/④	66.66	71.42

（注）中小企業等とは、資本金3億円（ただし、卸売業は1億円、小売業、サービス業は5千万円）以下の会社又は常用する従業員が300人（ただし、卸売業は100人、小売業は50人、サービス業は100人）以下の会社及び個人であります。

■金銭信託等の有価証券期末残高

（金額単位　百万円）

区分	平成17年3月末		平成18年3月末	
	金額	構成比	金額	構成比
国債	34,510	42.17%	146,128	61.35%
地方債	—	—	—	—
短期社債	—	—	—	—
社債	—	—	—	—
株式	—	—	—	—
その他の証券	47,329	57.83	92,076	38.65
合計	81,840	100.00	238,205	100.00



財務ハイライト

旧わかしお銀行

■連結

（金額単位　百万円）

	平成13年度
経常収益	14,259
経常利益	492
当期純利益	4
総資産額	498,090
貸出金残高	373,951
有価証券残高	53,040
預金残高	459,865
資本金	20,831
純資産額	20,060
自己資本比率（国内基準）（%）	8.35

■単体

（金額単位　百万円）

	平成13年度
経常収益	14,144
経常利益	477
当期純利益	0
業務純益	3,010
総資産額	498,215
貸出金残高	373,951
有価証券残高	53,291
預金残高	460,193
資本金	20,831
発行済株式総数（千株）	416
純資産額	20,071
1株当たり純資産額（円）	48,177
従業員数（人）	511
自己資本比率（国内基準）（%）	8.35



開示項目一覧

銀行法施行規則第34条の26	三井住友フィナンシャルグループ
銀行持株会社の概況及び組織に関する次に掲げる事項	
1. 経営の組織（銀行持株会社の子会社等（法第52条の25に規定する子会社等（法第52条の13第1項前段に規定する説明書類の内容に重要な影響を与えない子会社等を除く）以下この項において同じ）の経営管理に係る体制を含む）	74～75
2. 資本金及び発行済株式の総数	133
3. 持株数の多い順に10以上の株主に関する次に掲げる事項	
① 氏名（株主が法人その他の団体である場合には、その名称）	135～136
② 各株主の持株数	135～136
③ 発行済株式の総数に占める各株主の持株数の割合	135～136
4. 取締役及び監査役の氏名及び役職名	75
銀行持株会社及びその子会社等の概況に関する次に掲げる事項	
5. 銀行持株会社及びその子会社等の主要な事業の内容及び組織の構成	74～76、78～82、94
6. 銀行持株会社の子会社等に関する次に掲げる事項	
① 名称	80～82
② 主たる営業所又は事務所の所在地	80～82
③ 資本金又は出資金	80～82
④ 事業の内容	80～82
⑤ 設立年月日	80～82
⑥ 銀行持株会社が保有する子会社等の議決権の総株主、総社員又は総出資者の議決権に占める割合	80～82
⑦ 銀行持株会社の1.の子会社等以外の子会社等が保有する当該1.の子会社等の議決権の総株主、総社員又は総出資者の議決権に占める割合	80～82
銀行持株会社及びその子会社等の主要な業務に関する次に掲げる事項	
7. 直近の営業年度における営業の概況	36～38
8. 直近の5連結会計年度における主要な業務の状況を示す指標として次に掲げる事項	
① 経常収益	33
② 経常利益又は経常損失	33
③ 当期純利益又は当期純損失	33
④ 純資産額	33
⑤ 総資産額	33
⑥ 連結自己資本比率	33
銀行持株会社及びその子会社等の直近の2連結会計年度における財産の状況に関する次に掲げる事項	
9. 連結貸借対照表、連結損益計算書及び連結剰余金計算書	96～98
10. 貸出金のうち次に掲げるものの額及びその合計額	
① 破綻先債権に該当する貸出金	47、129
② 延滞債権に該当する貸出金	47、129
③ 3カ月以上延滞債権に該当する貸出金	47、129
④ 貸出条件緩和債権に該当する貸出金	47、129
11. 自己資本（基本的項目に係る細目を含む）の充実の状況	130～132
12. 銀行持株会社及びその子法人等（令第4条の2第2項に規定する子法人等）が2以上の異なる種類の事業を営んでいる場合の事業の種類ごとの区分に従い、当該区分に属する経常収益の額、経常利益又は経常損失の額及び資産の額として算出したもの（各経常収益等の額の総額に占める割合が少ない場合を除く）	118
13. 銀行持株会社が連結貸借対照表、連結損益計算書及び連結剰余金計算書について証券取引法第193条の2の規定に基づき公認会計士又は監査法人の監査証明を受けている場合にはその旨	96
14. 連結自己資本比率の算定に関する外部監査を受けている場合にはその旨	130

銀行法施行規則第19条の2（単体）

三井住友銀行

銀行の概況及び組織に関する次に掲げる事項

銀行の主要な業務の内容

銀行の主要な業務に関する事項として次に掲げるもの

信託業務に関する事項

金融機能の再生のための緊急措置に関する法律施行規則第4条（単体・資産の査定の基準）　**三井住友銀行**

銀行法施行規則第19条の3（連結）　**三井住友銀行**

銀行及びその子会社等の概況に関する次に掲げる事項

www.smfg.co.jp


SMFG
三井住友フィナンシャルグループ
SUMITOMO MITSUI FINANCIAL GROUP

第4期 決 算 公 告

（自 平成１７年　４月　１日から
至 平成１８年　３月３１日まで）

株式会社 三井住友フィナンシャルグループ

第４期決算公告

平成18年6月30日

東京都千代田区有楽町一丁目1番2号
株式会社三井住友フィナンシャルグループ
取締役社長　北山禎介

第4期末(平成18年3月31日現在)貸借対照表

(単位:百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
流動資産	**579,372**	**流動負債**	**230,905**
現金及び預金	561,862	子会社短期借入金	230,000
前払費用	21	未払金	117
繰延税金資産	43	未払費用	465
未収収益	17	未払法人税等	36
未収還付法人税等	17,371	未払事業所税	4
その他	55	賞与引当金	70
		その他	211
固定資産	**3,586,657**	**負債合計**	**230,905**
有形固定資産	**1**	(資本の部)	
建物	0	**資本金**	**1,420,877**
器具及び備品	0	**資本剰余金**	**2,105,396**
無形固定資産	**28**	資本準備金	1,420,989
ソフトウェア	28	その他資本剰余金	684,406
投資その他の資産	**3,586,627**	資本金及び資本準備金減少差益	499,503
投資有価証券	171,273	自己株式処分差益	184,902
子会社株式	3,414,791	**利益剰余金**	**413,546**
繰延税金資産	562	任意積立金	30,420
繰延資産	**301**	別途積立金	30,420
創立費	301	当期未処分利益	383,126
		自己株式	**△4,393**
		資本合計	**3,935,426**
資産合計	**4,166,332**	**負債及び資本合計**	**4,166,332**

第4期(平成17年4月1日から平成18年3月31日まで)損益計算書

(単位:百万円)

科目			金額
経常損益の部	営業損益の部	**営業収益**	**55,482**
		受取配当金	9,129
		子会社受取配当金	37,303
		子会社受入手数料	9,038
		貸付金利息	11
		営業費用	**3,196**
		販売費及び一般管理費	3,196
	営業利益		**52,285**
	営業外損益の部	**営業外収益**	**138**
		受取利息	71
		受入手数料	27
		その他	39
		営業外費用	**4,159**
		支払利息	1,490
		創立費償却	301
		新株発行費	739
		支払手数料	1,519
		その他	108
	経常利益		**48,264**
特別損益の部	**特別利益**		**27,579**
		子会社株式売却益	27,579
税引前当期純利益			**75,844**
法人税、住民税及び事業税			3
法人税等調整額			2,431
当期純利益			**73,408**
前期繰越利益			309,717
当期未処分利益			**383,126**

＜重要な会計方針＞

1.　有価証券の評価基準及び評価方法

子会社株式及び関連会社株式・・移動平均法による原価法により行っております。
その他有価証券・・・・・・・・時価のないものについては、移動平均法による原価法により行っております。

2.　固定資産の減価償却の方法

(1)　有形固定資産

定率法（ただし、建物については定額法）を採用しております。

(2)　無形固定資産

自社利用のソフトウェアについては、社内における利用可能期間（５年）に基づく定額法により償却しております。

3.　繰延資産の処理方法

(1)　創立費

創立費は、資産として計上し、商法施行規則第35条の規定により５年間にわたり均等償却を行っております。

(2)　新株発行費

新株発行費は、支出時に全額費用として処理しております。

4.　重要な引当金の計上基準

賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。

5.　リース取引の処理方法

リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

6.　消費税等の会計処理

消費税及び地方消費税の会計処理は、税抜方式によっております。

＜会計方針の変更＞

（固定資産の減損に係る会計基準）

「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号　平成15年10月31日）を当期から適用しております。この変更による当期の損益に与える影響はありません。

＜追加情報＞

平成18年１月31日付で１株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、１株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年２月28日付で１株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、新株発行費には本発行に係る引受手数料相当額は含まれておりません。なお、１株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本準備金に組み入れております。

さらに、平成18年１月31日付で１株当たりの売出価格1,166,200円、処分価額1,130,500円として400千株の自己株式の処分（引受人の買取引受けによる売出し）を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、支払手数料には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額をその他資本剰余金に計上しております。

＜貸借対照表の注記＞

1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 子会社に対する短期金銭債権　561,902百万円
   子会社に対する短期金銭債務　230,000百万円
3. 有形固定資産の減価償却累計額　1百万円
4. リース契約により使用する固定資産
   貸借対照表に計上した固定資産のほか、事務用機器の一部については、リース契約により使用しております。
5. 保証債務　48,545百万円

＜損益計算書の注記＞

1. 記載金額は、百万円未満を切り捨てて表示しております。
2. 子会社との取引高
   営業収益　46,341百万円
   営業費用　444百万円
   営業取引以外の取引高　49,573百万円
3. １株当たりの当期純利益　6,836円35銭

第4期末（平成18年3月31日現在）連結貸借対照表

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	7,107,469	預金	70,834,125
コールローン及び買入手形	651,905	譲渡性預金	2,708,643
買現先勘定	117,474	コールマネー及び売渡手形	8,016,410
債券貸借取引支払保証金	1,956,650	売現先勘定	396,205
買入金銭債権	633,760	債券貸借取引受入担保金	2,747,125
特定取引資産	4,078,025	コマーシャル・ペーパー	10,000
金銭の信託	2,912	特定取引負債	2,908,158
有価証券	25,505,861	借用金	2,133,707
貸出金	57,267,203	外国為替	447,722
外国為替	947,744	短期社債	383,900
その他資産	3,403,832	社債	4,241,417
動産不動産	806,369	信託勘定借	318,597
リース資産	999,915	その他負債	2,625,594
繰延税金資産	1,051,609	賞与引当金	25,300
連結調整勘定	6,612	退職給付引当金	36,786
支払承諾見返	3,508,695	特別法上の引当金	1,141
貸倒引当金	△ 1,035,468	繰延税金負債	49,484
		再評価に係る繰延税金負債	50,133
		支払承諾	3,508,695
		負債の部合計	101,443,151
		（少数株主持分）	
		少数株主持分	1,113,025
		（資本の部）	
		資本金	1,420,877
		資本剰余金	1,229,225
		利益剰余金	992,064
		土地再評価差額金	38,173
		株式等評価差額金	819,927
		為替換算調整勘定	△ 41,475
		自己株式	△ 4,393
		資本の部合計	4,454,399
資産の部合計	107,010,575	負債、少数株主持分及び資本の部合計	107,010,575

<連結貸借対照表及び連結損益計算書の作成方針>

(1) 連結の範囲に関する事項

①連結される子会社及び子法人等　１６２社

主要な会社名　株式会社三井住友銀行
三井住友カード株式会社
三井住友銀リース株式会社
株式会社日本総合研究所
ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
SMBC Capital Markets, Inc.

なお、日綜（上海）信息系統有限公司他１９社は新規設立等により、当連結会計年度から連結される子会社及び子法人等としております。

わかしおオフィスサービス株式会社他１２社は清算等により、子会社及び子法人等でなくなったため、当連結会計年度より連結される子会社及び子法人等から除外しております。

また、エスエムエルシー・ケンタウルス有限会社他１１社は匿名組合方式による賃貸事業を行う営業者となったため、当連結会計年度より連結される子会社から除外し、持分法非適用の非連結の子会社としております。

②非連結の子会社及び子法人等

主要な会社名　SBCS Co.,Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他１２０社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第５条第１項ただし書第２号により、連結の範囲から除外しております。

また、その他の非連結の子会社及び子法人等の総資産、経常収益、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(2) 持分法の適用に関する事項

①持分法適用の非連結の子法人等及び関連法人等　６３社

主要な会社名　大和証券エスエムビーシー株式会社
大和住銀投信投資顧問株式会社
プロミス株式会社

なお、旧エヌ・アイ・エフベンチャーズ株式会社（エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社に商号変更）他１４社は株式取得等により、当連結会計年度から持分法適用の関連法人等としております。

また、SBL Holdings Limited 他４社は清算等により、当連結会計年度より持分法適用の非連結の子法人等及び関連法人等から除外しております。

②持分法非適用の非連結の子会社及び関連法人等

主要な会社名　エスアイエス・テクノサービス株式会社
Daiwa SB Investments(USA)Ltd.

子会社エス・ビー・エル・マーキュリー有限会社他１２０社は、匿名組合方式による賃貸事業を行う営業者であり、その資産及び損益は実質的に当該子会社に帰属しないものであるため、連結財務諸表規則第１０条第１項ただし書第２号により、持分法非適用としております。

また、その他の持分法非適用の非連結の子会社及び関連法人等の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(3) 連結される子会社及び子法人等の事業年度等に関する事項

①連結される子会社及び子法人等の決算日は次のとおりであります。

６月末日	２社
９月末日	５社
１０月末日	１社
１１月末日	２社
１２月末日	６４社
１月末日	１社
２月末日	２社
３月末日	８５社

当連結会計年度より、連結される海外子会社１社において、決算日を従来の１２月末日から３月末日に変更しているため、連結財務諸表上、同社の損益は平成１７年１月１日から平成１８年３月３１日までの１５ヶ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

②６月末日、９月末日及び１１月末日を決算日とする連結される子会社及び子法人等は、３月末日現在、１０月末日を決算日とする連結される子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、平成１８年１月に設立された１２月末日を決算日とする連結される子会社及び子法人等については、３月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結される子会社及び子法人等については、それぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

(4) 連結される子会社及び子法人等の資産及び負債の評価に関する事項

連結される子会社及び子法人等の資産及び負債の評価については、全面時価評価法を採用しております。

(5) 連結調整勘定の償却に関する事項

三井住友カード株式会社及び三井住友銀リース株式会社に係る連結調整勘定は５年間の定額償却、その他の連結調整勘定は発生年度に全額償却しております。

＜連結貸借対照表の注記＞

注１．記載金額は、百万円未満を切り捨てて表示しております。

２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社・子法人等株式及び持分法非適用の関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

５．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

なお、一部の連結される在外子会社及び子法人等においては、現地の会計基準に従って処理しております。

６．当社及び連結される子会社である三井住友銀行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建　物　7年～50年

動　産　2年～20年

その他の連結される子会社及び子法人等の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

７．自社利用のソフトウェアについては、当社並びに連結される国内子会社及び子法人等における利用可能期間(主として５年)に基づく定額法により償却しております。

８．創立費は資産として計上し、商法施行規則第35条の規定により５年間にわたり均等償却を行っております。また、新株発行費及び社債発行費については原則として支出時に全額費用として処理しております。社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

９．連結される子会社である三井住友銀行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として連結決算日の為替相場による円換算

額を付しております。

また､その他の連結される子会社及び子法人等の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

10. 主要な連結される子会社及び子法人等の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、連結される子会社である三井住友銀行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記25.の３カ月以上延滞債権又は下記26.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

当社並びにその他の連結される子会社及び子法人等の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は799,143百万円であります。

11. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。

12. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

13. 当社並びに連結される国内子会社及び子法人等のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

14. 連結される子会社である三井住友銀行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。

15. 連結される子会社である三井住友銀行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。

これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在するこ

とを確認することによりヘッジの有効性を評価するものであります。

また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。

16. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。

なお、三井住友銀行以外の一部の連結される子会社及び子法人等において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。また、連結される国内リース子会社において、部分的に「リース業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第19号）に定められた処理を行っています。

17. 当社並びに連結される国内子会社及び子法人等の消費税及び地方消費税の会計処理は、税抜方式によっております。

18. 特別法上の引当金は、次のとおり計上しております。

金融先物取引責任準備金　18百万円　金融先物取引法第81条の規定に基づく準備金であります。

証券取引責任準備金　1,122百万円　証券取引法第51条の規定に基づく準備金であります。

19. 当社の取締役及び監査役に対する金銭債権総額　1百万円

20. 当社の取締役及び監査役に対する金銭債務総額　該当ありません

21. 動産不動産の減価償却累計額　546,672百万円

リース資産の減価償却累計額　1,564,686百万円

22. 動産不動産の圧縮記帳額　65,269百万円

23. 連結貸借対照表に計上した動産不動産のほか、事務機械の一部については、リース契約により使用しております。

24. 貸出金のうち、破綻先債権額は59,332百万円、延滞債権額は714,366百万円であります。

なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

25. 貸出金のうち、３カ月以上延滞債権額は24,571百万円であります。

なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

26. 貸出金のうち、貸出条件緩和債権額は444,889百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。

27. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,243,160百万円であります。

なお、24．から27．に掲げた債権額は、貸倒引当金控除前の金額であります。

28. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は891,160百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、2,918百万円であります。

29. 担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	79,117百万円
特定取引資産	114,551百万円
有価証券	9,229,645百万円
貸出金	1,552,435百万円
その他資産（延払資産等）	1,131百万円

担保資産に対応する債務

預金	19,111百万円
コールマネー及び売渡手形	6,996,598百万円
売現先勘定	383,597百万円
債券貸借取引受入担保金	2,543,261百万円
特定取引負債	196,137百万円
借用金	27,019百万円
その他負債	36,317百万円
支払承諾	157,658百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,729百万円、特定

取引資産665,395百万円及び有価証券4,072,275百万円を差し入れております。

また、動産不動産のうち保証金権利金は97,162百万円、その他資産のうち先物取引差入証拠金は14,631百万円であります。

30. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は610,517百万円、繰延ヘッジ利益の総額は436,183百万円であります。

31. 連結される子会社である三井住友銀行は、土地の再評価に関する法律（平成10年３月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年３月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

また、その他の一部の連結される子会社も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

連結される子会社である三井住友銀行　　平成10年３月31日及び平成14年３月31日

その他の一部の連結される子会社　　平成11年３月31日、平成14年３月31日

同法律第３条第３項に定める再評価の方法

連結される子会社である三井住友銀行　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。

その他の一部の連結される子会社　土地の再評価に関する法律施行令(平成10年３月31日公布政令第119号)第２条第３号に定める固定資産税評価額及び同条第５号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より15,253百万円下回っております。

32. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金622,500百万円が含まれております。

33. 社債には、劣後特約付社債2,132,066百万円が含まれております。

34. １株当たりの純資産額　400,168円89銭

35. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権等が含まれております。以下38. まで同様であります。

売買目的有価証券

連結貸借対照表計上額	1,088,599百万円
当連結会計年度の損益に含まれた評価差額	△648

満期保有目的の債券で時価のあるもの

	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	750,204百万円	730,568百万円	△19,635百万円	306百万円	19,942百万円
地方債	96,892	93,527	△3,365	−	3,365
社債	379,614	371,560	△8,053	−	8,053
その他	19,619	19,893	274	274	−
合計	1,246,330	1,215,549	△30,781	580	31,361

その他有価証券で時価のあるもの

	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,903,193百万円	3,605,884百万円	1,702,690百万円	1,722,129百万円	19,438百万円
債券	12,683,880	12,386,646	△297,233	988	298,222
国債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合計	18,781,252	20,154,589	1,373,337	1,771,170	397,833

なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。また、時価ヘッジの適用の結果、資本直入処理の対象となる額は1,376,530百万円であり、同対象額から繰延税金負債559,416百万円を差し引いた額817,114百万円のうち少数株主持分相当額8,343百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額10,986百万円を加算した額819,757百万円が、「株式等評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額

とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は97百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

36. 当連結会計年度中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
33,089,259百万円	138,964百万円	78,609百万円

37. 時価のない有価証券のうち、主なものの内容と連結貸借対照表計上額は、次のとおりであります。

内　容	連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	269百万円
その他	3,758
その他有価証券	
非上場株式（店頭売買株式を除く）	402,747
非上場債券	2,518,691
非上場外国証券	457,953
その他	309,303

38. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	5,841,530百万円	4,784,630百万円	2,468,673百万円	3,037,217百万円
国債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社債	469,763	2,471,547	906,156	110,713
その他	870,175	1,564,473	682,146	848,570
合計	6,711,706	6,349,103	3,150,820	3,885,788

39. 金銭の信託の保有目的別の内訳は次のとおりであります。

その他の金銭の信託	
取得原価	2,703百万円
連結貸借対照表計上額	2,912
評価差額	209
うち益	209
うち損	—

なお、上記の評価差額から繰延税金負債84百万円を差し引いた額124百万円が、「株式等評価差額金」に含まれております。

40. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,331百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、（再）担保に差し入れている有価証券は1,713,027百万円、当連結会計年度末に当該処分をせずに所有しているものは199,720百万円であります。

41. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、38,176,896百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが32,754,665百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

42. 当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△909,802百万円
年金資産（時価）	1,236,535
未積立退職給付債務	326,733
未認識数理計算上の差異	△126,816
未認識過去勤務債務（債務の減額）	△59,727
連結貸借対照表計上額の純額	140,189
前払年金費用	176,976
退職給付引当金	△36,786

43. 「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成14年８月９日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第６号平成15年10月31日）を当連結会計年度から適用しております。これにより税金等調整前当期純利益は11,523百万円減少しております。

　なお、銀行業においては、「銀行法施行規則」（昭和57年大蔵省令第10号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

44. 平成18年１月31日付で１株当たりの発行価格1,166,200円、発行価額1,130,500円として80千株の公募による新株式発行を行っております。また、１株当たりの売出価格1,166,200円として40.7千株のオーバーアロットメントによる売出しを行ったことに関連して、平成18年２月28日付で１株当たりの発行価額1,130,500円として当該オーバーアロットメントによる売出しを行った引受証券会社に対する同株式数の第三者割当による新株式発行を行っております。これらの発行等に係る引受契約においては、発行価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、その他の経常費用には本発行に係る引受手数料相当額は含まれておりません。なお、１株当たりの発行価額のうち、565,250円を資本金に、565,250円を資本剰余金に組み入れております。

　さらに、平成18年１月31日付で１株当たりの売出価格1,166,200円、処分価額1,130,500円として400千株の自己株式の処分（引受人の買取引受けによる売出し）を行っております。本売出しに係る引受契約においては、処分価額の総額をもって引受価額の総額とし、引受手数料は支払わないこととされており、従って、その他の経常費用には本売出しに係る引受手数料相当額は含まれておりません。なお、処分価額と売出しを行った自己株式の帳簿価額との差額を資本剰余金に計上しております。

45. 株式会社三井住友銀行は、平成18年４月27日に金融庁より、同行の法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第１項に基づく行政処分（業務停止命令並びに業務改善命令）を受けております。

46. 当社は、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年４月28日に、当局の認可を条件として、ＳＭＢＣフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年９月１日を株式交換の日とする株式交換契約を締結いたしました。

47. 当社は、平成 18 年 5 月 12 日開催の取締役会において、株式会社整理回収機構が保有しております第一種優先株式 35,000 株及び第二種優先株式の一部 33,000 株に関し、自己株式の取得（取得予定日 平成 18 年 5 月 17 日、取得総額 2,759 億円）及び消却を決議いたしました。なお、本優先株式の取得は、旧商法第 210 条の規定に基づく自己株式取得枠の範囲内で行うものです。

48. 連結自己資本比率(第一基準)　12.39％

第４期　（平成17年4月　1日から　平成18年3月31日まで）　連結損益計算書

（単位：百万円）

科目	金額	
経常収益		3,705,136
資金運用収益	1,662,600	
貸出金利息	1,214,142	
有価証券利息配当金	317,352	
コールローン利息及び買入手形利息	14,330	
買現先利息	6,767	
債券貸借取引受入利息	613	
預け金利息	59,875	
その他の受入利息	49,519	
信託報酬	8,631	
役務取引等収益	703,928	
特定取引収益	32,807	
その他業務収益	1,144,147	
リース料収入	429,274	
割賦売上高	238,537	
その他の業務収益	476,335	
その他経常収益	153,021	
経常費用		2,741,582
資金調達費用	500,993	
預金利息	266,648	
譲渡性預金利息	12,877	
コールマネー利息及び売渡手形利息	5,969	
売現先利息	7,447	
債券貸借取引支払利息	58,292	
コマーシャル・ペーパー利息	69	
借用金利息	29,016	
短期社債利息	375	
社債利息	86,010	
その他の支払利息	34,285	
役務取引等費用	84,336	
その他業務費用	876,635	
賃貸原価	385,307	
割賦原価	219,026	
その他の業務費用	272,301	
営業経費	853,796	
その他経常費用	425,819	
貸倒引当金繰入額	163,549	
その他の経常費用	262,269	
経常利益		963,554
特別利益		97,952
動産不動産処分益	5,794	
償却債権取立益	31,584	
その他の特別利益	60,574	
特別損失		18,144
動産不動産処分損	5,242	
減損損失	12,303	
証券取引責任準備金繰入額	47	
その他の特別損失	551	
税金等調整前当期純利益		1,043,362
法人税、住民税及び事業税		69,818
法人税等調整額		226,901
少数株主利益		59,800
当期純利益		686,841

＜連結損益計算書の注記＞

注1．記載金額は、百万円未満を切り捨てて表示しております。
2．1株当たり当期純利益金額　94,733円62銭
3．潜在株式調整後1株当たり当期純利益金額　75,642円93銭
4．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。
5．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。
(1) リース取引のリース料収入の計上方法
主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。
(2) 割賦販売取引の売上高及び売上原価の計上方法
主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。
6．「その他経常収益」には、株式等売却益93,433百万円及び持分法による投資利益31,887百万円を含んでおります。
7．「その他の経常費用」には、貸出金償却69,355百万円、株式等償却32,345百万円及び延滞債権等を売却したことによる損失100,666百万円を含んでおります。
8．「その他の特別利益」は、子会社株式の売却及び子会社の増資に伴う持分変動による利益60,574百万円であります。
9．当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	遊休資産	47物件	土地、建物等	5,277百万円
近畿圏	営業用店舗	15ヵ店	土地、建物等	4,668百万円
	遊休資産	29物件		2,022百万円
その他	遊休資産	15物件	土地、建物等	334百万円

連結される子会社である三井住友銀行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、当社並びにその他の連結される子会社及び子法人等については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。
当連結会計年度は、三井住友銀行では遊休資産について、また、その他の連結される子会社及び子法人等については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。
回収可能価額は、一部の営業用店舗等については使用価値で算出しており、その際に用いた割引率は5～6％であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

第3期 決 算 公 告

（自 平成１７年4月 １ 日から
至 平成１８年3月３１日まで）

株式会社 三井住友銀行

第 3 期 決 算 公 告

平成18年6月30日

東京都千代田区有楽町一丁目1番2号
株式会社三井住友銀行
頭取 奥 正之

第3期末（平成18年3月31日現在）貸借対照表

（単位：百万円）

科目	金額	科目	金額
（資産の部）		（負債の部）	
現金預け金	**6,589,967**	**預金**	**65,070,784**
現金	1,010,221	当座預金	6,870,162
預け金	5,579,745	普通預金	31,540,162
コールローン	**576,909**	貯蓄預金	932,465
買現先勘定	**81,470**	通知預金	3,852,479
債券貸借取引支払保証金	**1,956,650**	定期預金	17,868,305
買入金銭債権	**115,637**	定期積金	57
特定取引資産	**3,694,791**	その他の預金	4,007,151
商品有価証券	97,197	**譲渡性預金**	**3,151,382**
商品有価証券派生商品	269	**コールマネー**	**2,833,865**
特定取引有価証券派生商品	4,162	**売現先勘定**	**382,082**
特定金融派生商品	2,667,605	**債券貸借取引受入担保金**	**2,709,084**
その他の特定取引資産	925,557	**売渡手形**	**5,104,100**
金銭の信託	**2,912**	**特定取引負債**	**2,515,932**
有価証券	**25,202,541**	売付商品債券	113,768
国債	11,137,621	商品有価証券派生商品	1,238
地方債	546,197	特定取引有価証券派生商品	4,079
社債	3,717,162	特定金融派生商品	2,396,846
株式	4,457,872	**借用金**	**2,023,023**
その他の証券	5,343,687	再割引手形	2,918
貸出金	**51,857,559**	借入金	2,020,104
割引手形	368,006	**外国為替**	**449,560**
手形貸付	3,340,994	外国他店預り	348,096
証書貸付	39,652,419	外国他店借	44,041
当座貸越	8,496,139	売渡外国為替	25,065
外国為替	**877,570**	未払外国為替	32,357
外国他店預け	57,762	**社債**	**3,776,707**
外国他店貸	182,159	**信託勘定借**	**318,597**
買入外国為替	455,061	**その他負債**	**1,295,135**
取立外国為替	182,586	未決済為替借	18,041
その他資産	**1,567,812**	未払法人税等	777
未決済為替貸	4,287	未払費用	102,496
前払費用	7,280	前受収益	40,858
未収収益	206,780	従業員預り金	43,676
先物取引差入証拠金	12,419	給付補てん備金	0
先物取引差金勘定	2,405	先物取引受入証拠金	2
金融派生商品	602,156	金融派生商品	793,796
繰延ヘッジ損失	167,212	取引約定未払金	160,294
社債発行差金	2,524	その他の負債	135,191
その他の資産	562,744	**賞与引当金**	**8,691**
動産不動産	**639,538**	**特別法上の引当金**	**18**
土地建物動産	559,634	金融先物取引責任準備金	18
建設仮払金	1,140	**再評価に係る繰延税金負債**	**49,384**
保証金権利金	78,763	**支払承諾**	**4,120,300**
繰延税金資産	**976,203**		
支払承諾見返	**4,120,300**		
貸倒引当金	**△816,437**		
		負債の部合計	**93,808,652**
		（資本の部）	
		資本金	**664,986**
		資本剰余金	**1,367,548**
		資本準備金	665,033
		その他資本剰余金	702,514
		資本金及び資本準備金減少差益	702,514
		利益剰余金	**794,033**
		任意積立金	221,502
		海外投資等損失準備金	1
		行員退職積立金	1,656
		別途準備金	219,845
		当期未処分利益	572,531
		当期純利益	519,520
		土地再評価差額金	**24,716**
		株式等評価差額金	**783,491**
		資本の部合計	**3,634,776**
資産の部合計	**97,443,428**	**負債及び資本の部合計**	**97,443,428**

注 1.　記載金額は百万円未満を切り捨てて表示しております。
2. 金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については決算日の時価により、スワップ・先物・オプション取引等の派生商品については決算日において決済したものとみなした額により行っております。

3. 有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、子会社・子法人等株式及び関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については決算日前１カ月の市場価格の平均等、それ以外については決算日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

4. 金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

5. デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。

6. 動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。

建　物　7年～50年

動　産　2年～20年

7. 自社利用のソフトウェアについては、行内における利用可能期間（５年）に基づく定額法により償却しております。

8. 社債発行費は支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

9. 外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として決算日の為替相場による円換算額を付しております。

10. 貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記 28. の３カ月以上延滞債権又は下記 29. の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は 603,622 百万円であります。

11. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当期に帰属する額を計上しております。

12. 退職給付引当金は、従業員の退職給付に備えるため、当期末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生年度の従業員の平均残存勤務期間内の一定の年数（10 年）による定額法により損益処理
数理計算上の差異	各発生年度の従業員の平均残存勤務期間内の一定の年数（10 年）による定額法により按分した額をそれぞれ発生の翌期から損益処理

13. リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。

14. 金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。

小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第 24 号。以下、「業種別監査委員会報告第 24 号」という。）に規定する繰延ヘッジを適用しております。

相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。

個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。

また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当期末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。

15. 異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。
これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。
また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。
16. デリバティブ取引のうち特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第 24 号及び同第 25 号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。
17. 消費税及び地方消費税の会計処理は、税抜方式によっております。
18. 特別法上の引当金は、次のとおり計上しております。
金融先物取引責任準備金　18百万円　金融先物取引法第81条の規定に基づく準備金であります。
19. 子会社の株式及び出資総額　1,151,002百万円
20. 支配株主に対する金銭債権総額　230,000百万円
21. 支配株主に対する金銭債務総額　561,902百万円
22. 子会社に対する金銭債権総額　871,515百万円
23. 子会社に対する金銭債務総額　1,784,513百万円
24. 動産不動産の減価償却累計額　440,928百万円
25. 動産不動産の圧縮記帳額　63,722百万円
26. 貸借対照表に計上した動産不動産のほか、事務機械の一部については、リース契約により使用しております。
27. 貸出金のうち、破綻先債権額は40,914百万円、延滞債権額は551,083百万円であります。
なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第1項第3号のイからホまでに掲げる事由又は同項第4号に規定する事由が生じている貸出金であります。
また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。
28. 貸出金のうち、３カ月以上延滞債権額は23,446百万円であります。
なお、３カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から３月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。
29. 貸出金のうち、貸出条件緩和債権額は298,728百万円であります。
なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び３カ月以上延滞債権に該当しないものであります。
30. 破綻先債権額、延滞債権額、３カ月以上延滞債権額及び貸出条件緩和債権額の合計額は 914,173 百万円であります。
なお、27. から30. に掲げた債権額は、貸倒引当金控除前の金額であります。
31. 手形割引は、業種別監査委員会報告第 24 号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は（再）担保という方法で自由に処分できる権利を有しておりますが、その額面金額は 823,068 百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は2,918百万円であります。
32. 担保に供している資産は次のとおりであります。

担保に供している資産	
現金預け金	40,355百万円
特定取引資産	114,551百万円
有価証券	8,948,338百万円
貸出金	1,511,348百万円
担保資産に対応する債務	
コールマネー	1,842,000百万円
売現先勘定	382,082百万円
債券貸借取引受入担保金	2,505,220百万円
売渡手形	5,104,100百万円
支払承諾	90,635百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,696百万円、特定取引資産665,395百万円及び有価証券4,380,011百万円を差し入れております。
33. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で「繰延ヘッジ損失」として計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は 601,956 百万円、繰延ヘッジ利益の総額は 434,744 百万円であります。
34. 土地の再評価に関する法律（平成10年3月31日公布法律第34号）及び土地の再評価に関する法律の一部を改正する法律（平成13年3月31日公布法律第19号）に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。
再評価を行った年月日　平成10年3月31日及び平成14年3月31日
同法律第３条第３項に定める再評価の方法　土地の再評価に関する法律施行令(平成 10 年３月 31 日公布政令第119 号)第２条第３号に定める固定資産税評価額、同条第４号に定める路線価及び同条第５号に定める不動産鑑定士又は不動産鑑定士補

による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出

同法律第10条に定める再評価を行った事業用土地の当期末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より14,266百万円下回っております。

35. 借入金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金1,762,734百万円が含まれております。

36. 社債には、劣後特約付社債1,855,107百万円が含まれております。

37. 1株当たりの純資産額 42,105円57銭

38. 商法施行規則第124条第3号に規定する時価を付したことにより増加した純資産額は893,900百万円であります。

39. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「国債」「地方債」「社債」「株式」「その他の証券」のほか、「預け金」中の譲渡性預け金、「商品有価証券」、「その他の特定取引資産」中の短期社債、並びに「買入金銭債権」中の商品投資受益権が含まれております。以下42.まで同様であります。

売買目的有価証券

貸借対照表計上額	1,022,754百万円
当期の損益に含まれた評価差額	△674

満期保有目的の債券で時価のあるもの

	貸借対照表計上額	時価	差額	うち益	うち損
国債	750,004百万円	730,370百万円	△19,634百万円	306百万円	19,940 百万円
地方債	96,892	93,527	△3,365	−	3,365
社債	379,514	371,461	△8,053	−	8,053
その他	9,654	9,924	270	270	−
合計	1,236,065	1,205,283	△30,782	577	31,359

子会社・子法人等株式及び関連法人等株式で時価のあるもの

	貸借対照表計上額	時価	差額
子会社・子法人等株式	84,400百万円	253,120百万円	168,720百万円
関連法人等株式	223,660	322,516	98,855
合計	308,061	575,637	267,575

その他有価証券で時価のあるもの

	取得原価	貸借対照表計上額	評価差額	うち益	うち損
株式	1,835,627百万円	3,468,031百万円	1,632,404百万円	1,649,881百万円	17,476百万円
債券	11,968,327	11,686,073	△282,254	727	282,981
国債	10,642,352	10,387,617	△254,735	43	254,778
地方債	462,486	449,305	△13,181	272	13,453
社債	863,488	849,151	△14,337	411	14,749
その他	3,954,859	3,920,915	△33,943	44,980	78,924
目的区分変更	−	−	66	66	−
合計	17,758,814	19,075,020	1,316,272	1,695,655	379,383

なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円(費用)であります。また、時価ヘッジの適用の結果、資本直入処理の対象となる額は1,319,465百万円であり、同対象額から繰延税金負債536,098百万円を差し引いた額783,366百万円が「株式等評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって貸借対照表価額とし、評価差額を当期の損失として処理(以下、「減損処理」という。)しております。当期におけるこの減損処理額は21百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

40. 当期中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
31,512,692百万円	111,588百万円	66,488百万円

41. 時価のない有価証券のうち、主なものの内容と貸借対照表計上額は、次のとおりであります。

内容	貸借対照表計上額
子会社・子法人等株式及び関連法人等株式	
子会社・子法人等株式	1,151,077 百万円
関連法人等株式	34,043
その他	35,569
その他有価証券	
非上場株式(店頭売買株式を除く。)	373,558
非上場債券	2,488,496
非上場外国証券	293,177
その他	290,158

42. その他有価証券のうち満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	5,684,097 百万円	4,501,578 百万円	2,297,157 百万円	2,918,147 百万円
国債	5,284,223	1,961,984	1,084,424	2,806,988
地方債	21,010	207,340	317,401	445
社債	378,863	2,332,253	895,331	110,713
その他	720,694	1,508,411	666,401	671,792
合計	6,404,791	6,009,989	2,963,558	3,589,940

43. 金銭の信託の保有目的別の内訳は次のとおりであります。

その他の金銭の信託

取得原価	2,703百万円
貸借対照表計上額	2,912
評価差額	209
うち益	209
うち損	−

なお、上記の評価差額から繰延税金負債 84 百万円を差し引いた額 124 百万円が「株式等評価差額金」に含まれております。

44. 無担保の消費貸借契約により貸し付けている有価証券が、「国債」及び「株式」に合計 1,331 百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は（再）担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は 1,700,423 百万円、当期末に当該処分をせずに所有しているものは 176,327 百万円であります。

45. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,211,135 百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが 30,551,729 百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも当行の将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、当行が実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている行内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

46. 当期末における退職給付引当金並びに同引当金と相殺されている退職給付信託における年金資産（未認識数理計算上の差異を除く。）は、それぞれ以下のとおりであります。

	退職一時金	企業年金基金	合計
退職給付引当金 （退職給付信託の年金資産控除前）	△96,747百万円	△79,506 百万円	△176,254百万円
退職給付信託の年金資産 （未認識数理計算上の差異を除く）	140,156	213,074	353,230
前払年金費用 （退職給付信託の年金資産加算後）	43,408	133,567	176,976

当期末の退職給付債務等は以下のとおりであります。

退職給付債務	△842,444百万円
年金資産（時価）	1,207,292
未積立退職給付債務	364,847
未認識数理計算上の差異	△128,871
未認識過去勤務債務（債務の減額）	△58,999
貸借対照表計上額の純額	176,976
前払年金費用	176,976

47. 「固定資産の減損に係る会計基準」（「固定資産の減損に係る会計基準の設定に関する意見書」（企業会計審議会　平成 14 年8月9日））及び「固定資産の減損に係る会計基準の適用指針」（企業会計基準適用指針第6号　平成 15 年 10 月 31 日）を当期から適用しております。これにより税引前当期純利益は 5,534 百万円減少しております。

なお、銀行業においては、「銀行法施行規則」（昭和 57 年大蔵省令第 10 号）に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

48. 単体自己資本比率（国際統一基準）　11.35%

第3期（平成17年4月1日から平成18年3月31日まで） 損益計算書

（単位：百万円）

科目	金額	
経常収益		2,287,935
資金運用収益	**1,426,546**	
貸出金利息	990,853	
有価証券利息配当金	317,180	
コールローン利息	11,459	
買現先利息	4,362	
債券貸借取引受入利息	613	
買入手形利息	7	
預け金利息	50,454	
金利スワップ受入利息	13,679	
その他の受入利息	37,936	
信託報酬	**8,626**	
役務取引等収益	**474,972**	
受入為替手数料	123,339	
その他の役務収益	351,632	
特定取引収益	**13,250**	
特定取引有価証券収益	1,229	
特定金融派生商品収益	10,942	
その他の特定取引収益	1,077	
その他業務収益	**273,861**	
外国為替売買益	202,634	
国債等債券売却益	43,102	
国債等債券償還益	90	
その他の業務収益	28,034	
その他経常収益	**90,678**	
株式等売却益	70,085	
金銭の信託運用益	39	
その他の経常収益	20,553	
経常費用		1,567,002
資金調達費用	**472,002**	
預金利息	226,926	
譲渡性預金利息	7,690	
コールマネー利息	5,268	
売現先利息	6,359	
債券貸借取引支払利息	58,204	
売渡手形利息	113	
借用金利息	77,109	
社債利息	68,252	
その他の支払利息	22,077	
役務取引等費用	**108,296**	
支払為替手数料	23,432	
その他の役務費用	84,863	
特定取引費用	**1,312**	
商品有価証券費用	1,312	
その他業務費用	**63,613**	
国債等債券売却損	53,317	
国債等債券償還損	195	
社債発行費償却	760	
金融派生商品費用	8,090	
その他の業務費用	1,249	
営業経費	**604,098**	
その他経常費用	**317,679**	
貸倒引当金繰入額	164,630	
貸出金償却	12,650	
株式等売却損	13,367	
株式等償却	31,257	
その他の経常費用	95,773	
経常利益		720,933
特別利益		34,763
動産不動産処分益	4,157	
償却債権取立益	30,605	
特別損失		9,024
動産不動産処分損	2,699	
減損損失	6,300	
その他の特別損失	23	
税引前当期純利益		746,672
法人税、住民税及び事業税		13,512
法人税等調整額		213,639
当期純利益		519,520
前期繰越利益		69,774
土地再評価差額金取崩額		17,629
中間配当額		34,393
当期未処分利益		572,531

注 1.　記載金額は百万円未満を切り捨てて表示しております。
2.　支配株主との取引による収益総額　1,944 百万円
　支配株主との取引による費用総額　8,325 百万円
3.　子会社との取引による収益総額　72,548 百万円
　子会社との取引による費用総額　192,791 百万円
4.　1 株当たり当期純利益金額　9,066 円 46 銭
5.　潜在株式調整後 1 株当たり当期純利益金額　9,050 円 63 銭
6.　特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。
　特定取引収益及び特定取引費用の損益計上は、当期中の受払利息等に、有価証券、金銭債権等については前期末と当期末における評価損益の増減額を、派生商品については前期末と当期末におけるみなし決済からの損益相当額の増減額を加えております。
7.　「その他の経常費用」には、延滞債権等を売却したことによる損失 79,659 百万円を含んでおります。
8.　当期において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途	種類	減損損失額
首都圏	遊休資産　47 物件	土地、建物等	5,277 百万円
近畿圏	遊休資産　14 物件	土地、建物等	716 百万円
その他	遊休資産　14 物件	土地、建物等	305 百万円

　当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また遊休資産については、物件ごとにグルーピングの単位としております。
　当期は、遊休資産について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。
　回収可能価額は、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

第３期末信託財産残高表
（平成18年３月31日現在）

（単位：百万円）

資　産	金　額	負　債	金　額
貸出金	7,870	金銭信託	530,255
証書貸付	7,870	有価証券の信託	33,590
有価証券	238,205	金銭債権の信託	603,656
国債	146,128	包括信託	138,413
外国証券	92,076		
受託有価証券	33,590		
金銭債権	706,349		
住宅貸付債権	141,211		
その他の金銭債権	565,138		
動産不動産	85		
動産	85		
その他債権	1,216		
銀行勘定貸	318,597		
合計	1,305,915	合計	1,305,915

注 1. 記載金額は百万円未満を切り捨てて表示しております。
2. 共同信託他社管理財産はありません。
3. 元本補てん契約のある信託については取り扱っておりません。

(平成18年3月31日現在) 連結貸借対照表

(単位:百万円)

科目	金額	科目	金額
(資産の部)		(負債の部)	
現金預け金	7,101,693	預金	70,864,186
コールローン及び買入手形	651,905	譲渡性預金	3,273,643
買現先勘定	117,474	コールマネー及び売渡手形	8,016,410
債券貸借取引支払保証金	1,956,650	売現先勘定	396,205
買入金銭債権	633,760	債券貸借取引受入担保金	2,747,125
特定取引資産	4,079,106	特定取引負債	2,909,239
金銭の信託	2,912	借用金	933,567
有価証券	25,233,716	外国為替	447,722
貸出金	57,440,761	短期社債	4,000
外国為替	947,744	社債	4,076,317
その他資産	1,935,804	信託勘定借	318,597
動産不動産	724,962	その他負債	2,056,102
リース資産	27,314	賞与引当金	19,033
繰延税金資産	1,017,316	退職給付引当金	23,617
支払承諾見返	3,553,696	特別法上の引当金	1,141
貸倒引当金	△ 1,006,223	繰延税金負債	48,413
		再評価に係る繰延税金負債	50,133
		支払承諾	3,553,696
		負債の部合計	99,739,154
		(少数株主持分)	
		少数株主持分	1,081,148
		(資本の部)	
		資本金	664,986
		資本剰余金	1,603,512
		利益剰余金	542,551
		土地再評価差額金	38,080
		株式等評価差額金	793,731
		為替換算調整勘定	△ 44,568
		資本の部合計	3,598,294
資産の部合計	104,418,597	負債、少数株主持分及び資本の部合計	104,418,597

＜連結貸借対照表及び連結損益計算書の作成方針＞

(1) 連結の範囲に関する事項

①連結される子会社及び子法人等　１１３社

主要な会社名　ＳＭＢＣファイナンスサービス株式会社
ＳＭＢＣフレンド証券株式会社
株式会社みなと銀行
株式会社関西アーバン銀行
Sumitomo Mitsui Banking Corporation Europe Limited
SMBC Capital Markets, Inc.

なお、ＳＭＢＣキャピタル８号投資事業有限責任組合他３社は新規設立により、当連結会計年度から連結される子会社及び子法人等としております。

わかしおオフィスサービス株式会社他１１社は清算等により、子会社及び子法人等でなくなったため、当連結会計年度より連結される子会社及び子法人等から除外しております。

②非連結の子会社及び子法人等

主要な会社名　SBCS Co.,Ltd.

非連結の子会社及び子法人等の総資産、経常収益、当期純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、連結の範囲から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(2) 持分法の適用に関する事項

①持分法適用の非連結の子法人等及び関連法人等　３０社

主要な会社名　プロミス株式会社
株式会社クオーク
エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社

なお、旧エヌ・アイ・エフベンチャーズ株式会社（エヌ・アイ・エフＳＭＢＣベンチャーズ株式会社に商号変更）他１３社は株式取得等により、当連結会計年度から持分法適用の関連法人等としております。

また、SBL Holdings Limited 他３社は清算等により、当連結会計年度より持分法適用の非連結の子法人等及び関連法人等から除外しております。

②持分法非適用の非連結の子会社及び関連法人等

主要な会社名　エスアイエス・テクノサービス株式会社

持分法非適用の非連結の子会社及び関連法人等の当期純損益(持分に見合う額）及び利益剰余金（持分に見合う額）等のそれぞれの合計額は、持分法適用の対象から除いても企業集団の財政状態及び経営成績に関する合理的な判断を妨げない程度に重要性が乏しいものであります。

(3)連結される子会社及び子法人等の事業年度等に関する事項

①連結される子会社及び子法人等の決算日は次のとおりであります。

９月末日	５社
１０月末日	１社
１２月末日	４８社
１月末日	１社
３月末日	５８社

当連結会計年度より、連結される海外子会社１社において、決算日を従来の１２月末日から３月末日に変更しているため、連結財務諸表上、同社の損益は平成１７年１月１日から平成１８年３月３１日までの１５ヶ月となっております。なお、当該変更による連結財務諸表への影響は軽微であります。

②９月末日を決算日とする連結される子法人等は、３月末日現在、１０月末日を決算日とする連結される子会社については、１月末日現在で実施した仮決算に基づく財務諸表により、平成１８年１月に設立された１２月末日を決算日とする連結される子法人等については、３月末日現在で実施した仮決算に基づく財務諸表により、また、その他の連結される子会社及び子法人等については、それぞれの決算日の財務諸表により連結しております。

連結決算日と上記の決算日等との間に生じた重要な取引については、必要な調整を行っております。

(4) 連結される子会社及び子法人等の資産及び負債の評価に関する事項

連結される子会社及び子法人等の資産及び負債の評価については、全面時価評価法を採用しております。

(5) 連結調整勘定の償却に関する事項
発生年度に全額償却しております。

<連結貸借対照表の注記>

注１．記載金額は、百万円未満を切り捨てて表示しております。

２．金利、通貨の価格、有価証券市場における相場その他の指標に係る短期的な変動、市場間の格差等を利用して利益を得る等の目的（以下、「特定取引目的」という。）の取引については、取引の約定時点を基準とし、連結貸借対照表上「特定取引資産」及び「特定取引負債」に計上しております。

特定取引資産及び特定取引負債の評価は、有価証券及び金銭債権等については連結決算日等の時価により、スワップ・先物・オプション取引等の派生商品については連結決算日等において決済したものとみなした額により行っております。

３．有価証券の評価は、満期保有目的の債券については移動平均法による償却原価法（定額法）、持分法非適用の非連結子会社・子法人等株式及び持分法非適用の関連法人等株式については移動平均法による原価法、その他有価証券で時価のあるもののうち株式については当連結会計年度末前１カ月の市場価格の平均等、それ以外については当連結会計年度末日の市場価格等に基づく時価法（売却原価は主として移動平均法により算定）、時価のないものについては移動平均法による原価法又は償却原価法により行っております。なお、その他有価証券の評価差額については、時価ヘッジの適用により損益に反映させた額を除き、全部資本直入法により処理しております。

４．金銭の信託において信託財産を構成している有価証券の評価は、上記２．及び３．と同じ方法により行っております。

５．デリバティブ取引（特定取引目的の取引を除く。）の評価は、時価法により行っております。
なお、一部の連結される在外子会社においては、現地の会計基準に従って処理しております。

６．当行の動産不動産の減価償却は、定額法（ただし、動産については定率法）を採用しております。なお、主な耐用年数は次のとおりであります。
建　物　７年～50年
動　産　２年～20年
その他の連結される子会社及び子法人等の動産不動産については、資産の見積耐用年数に基づき、主として定額法により、リース資産については、主にリース期間を耐用年数としリース期間満了時のリース資産の処分見積価額を残存価額とする定額法により償却しております。

７．自社利用のソフトウェアについては、当行並びに連結される国内子会社及び子法人等における利用可能期間(主として５年)に基づく定額法により償却しております。

８．新株発行費及び社債発行費は原則として支出時に全額費用として処理しております。また、社債発行差金については資産として計上し、社債の償還期間にわたり均等償却を行っております。

９．当行の外貨建資産・負債及び海外支店勘定については、取得時の為替相場による円換算額を付す子会社・子法人等株式及び関連法人等株式を除き、主として連結決算日の為替相場による円換算額を付しております。
また､その他の連結される子会社及び子法人等の外貨建資産・負債については、それぞれの決算日等の為替相場により換算しております。

10．当行並びに主要な連結される子会社及び子法人等の貸倒引当金は、予め定めている償却・引当基準に則り、次のとおり計上しております。

破産、特別清算等、法的に経営破綻の事実が発生している債務者（以下、「破綻先」という。）に係る債権及びそれと同等の状況にある債務者（以下、「実質破綻先」という。）に係る債権については、下記直接減額後の帳簿価額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額を計上しております。また、現在は経営破綻の状況にないが、今後経営破綻に陥る可能性が大きいと認められる債務者（以下、「破綻懸念先」という。）に係る債権については、債権額から、担保の処分可能見込額及び保証による回収可能見込額を控除し、その残額のうち、債務者の支払能力を総合的に判断し必要と認める額を計上しております。

なお、当行においては、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もることができる破綻懸念先に係る債権及び債権の全部又は一部が下記25.の３カ月以上延滞債権又は下記26.の貸出条件緩和債権に分類された今後の管理に注意を要する債務者に対する債権のうち与信額一定額以上の大口債務者に係る債権等については、キャッシュ・フロー見積法（ＤＣＦ法）を適用し、債権の元本の回収及び利息の受取りに係るキャッシュ・フローを合理的に見積もり、当該キャッシュ・フローを当初の約定利子率で割引いた金額と債権の帳簿価額との差額を計上しております。

上記以外の債権については、過去の一定期間における貸倒実績等から算出した貸倒実績率等に基づき計上しております。特定海外債権については、対象国の政治経済情勢等を勘案して必要と認められる金額を特定海外債権引当勘定として計上しております。

すべての債権は、資産の自己査定基準に基づき、営業部店と所管審査部が資産査定を実施し、当該部署から独立した資産監査部署が査定結果を監査しており、その査定結果に基づいて上記の引当を行っております。

その他の連結される子会社及び子法人等の貸倒引当金は、一般債権については過去の貸倒実績率等を勘案して必要と認めた額を、貸倒懸念債権等特定の債権については、個別に回収可能性を勘案し、回収不能見込額をそれぞれ計上しております。

なお、破綻先及び実質破綻先に対する担保・保証付債権等については、債権額から担保の評価額及び保証による回収が可能と認められる額を控除した残額を取立不能見込額として債権額から直接減額しており、その金額は769,340百万円であります。

11. 賞与引当金は、従業員への賞与の支払いに備えるため、従業員に対する賞与の支給見込額のうち、当連結会計年度に帰属する額を計上しております。
12. 退職給付引当金は、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき、必要額を計上しております。また、過去勤務債務及び数理計算上の差異の損益処理方法は以下のとおりであります。

過去勤務債務	その発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により損益処理
数理計算上の差異	各連結会計年度の発生時の従業員の平均残存勤務期間内の一定の年数（主として10年）による定額法により按分した額をそれぞれ発生の翌連結会計年度から損益処理

13. 当行並びに連結される国内子会社及び子法人等のリース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に準じた会計処理によっております。
14. 当行は、金融資産・負債から生じる金利リスクのヘッジ取引に対するヘッジ会計の方法として、繰延ヘッジ又は時価ヘッジを適用しております。
　小口多数の金銭債権債務に対する包括ヘッジについては、「銀行業における金融商品会計基準適用に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第24号。以下、「業種別監査委員会報告第24号」という。）に規定する繰延ヘッジを適用しております。
　相場変動を相殺する包括ヘッジの場合には、ヘッジ対象となる預金・貸出金等とヘッジ手段である金利スワップ取引等を残存期間ごとにグルーピングのうえ有効性の評価をしております。また、キャッシュ・フローを固定する包括ヘッジの場合には、ヘッジ対象とヘッジ手段の金利変動要素の相関関係の検証により有効性の評価をしております。
　個別ヘッジについても、原則として繰延ヘッジを適用しておりますが、その他有価証券のうちＡＬＭ目的で保有する債券の相場変動を相殺するヘッジ取引については、時価ヘッジを適用しております。
　また、「銀行業における金融商品会計基準適用に関する当面の会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第15号）を適用して実施しておりました多数の貸出金・預金等から生じる金利リスクをデリバティブ取引を用いて総体で管理する従来の「マクロヘッジ」に基づく繰延ヘッジ損益のうち、業種別監査委員会報告第24号の適用に伴いヘッジ会計を中止又は時価ヘッジに移行したヘッジ手段に係る金額については、個々のヘッジ手段の金利計算期間に応じ、平成15年度から最長12年間にわたって資金調達費用又は資金運用収益として期間配分しております。なお、当連結会計年度末における「マクロヘッジ」に基づく繰延ヘッジ損失の総額は100,159百万円、繰延ヘッジ利益の総額は78,635百万円であります。
15. 当行は、異なる通貨での資金調達・運用を動機として行われる通貨スワップ取引及び為替スワップ取引について、「銀行業における外貨建取引等の会計処理に関する会計上及び監査上の取扱い」（日本公認会計士協会業種別監査委員会報告第25号。以下、「業種別監査委員会報告第25号」という。）に基づく繰延ヘッジを適用しております。
　これは、異なる通貨での資金調達・運用に伴う外貨建金銭債権債務等の為替変動リスクを減殺する目的で行う通貨スワップ取引及び為替スワップ取引について、その外貨ポジションに見合う外貨建金銭債権債務等が存在することを確認することによりヘッジの有効性を評価するものであります。
　また、外貨建子会社・子法人等株式及び関連法人等株式並びに外貨建その他有価証券（債券以外）の為替変動リスクをヘッジするため、事前にヘッジ対象となる外貨建有価証券の銘柄を特定し、当該外貨建有価証券について外貨ベースで取得原価以上の直先負債が存在していること等を条件に、包括ヘッジとして繰延ヘッジ又は時価ヘッジを適用しております。
16. デリバティブ取引のうち連結会社間及び特定取引勘定とそれ以外の勘定との間（又は内部部門間）の内部取引については、ヘッジ手段として指定している金利スワップ取引及び通貨スワップ取引等に対して、業種別監査委員会報告第24号及び同第25号に基づき、恣意性を排除し厳格なヘッジ運営が可能と認められる対外カバー取引の基準に準拠した運営を行っているため、当該金利スワップ取引及び通貨スワップ取引等から生じる収益及び費用は消去せずに損益認識又は繰延処理を行っております。
　なお、一部の連結される子会社及び子法人等において、繰延ヘッジ会計又は「金利スワップの特例処理」を適用しております。
17. 当行並びに連結される国内子会社及び子法人等の消費税及び地方消費税の会計処理は、税抜方式によっております。
18. 特別法上の引当金は、次のとおり計上しております。
　金融先物取引責任準備金　18百万円　金融先物取引法第81条の規定に基づく準備金であります。
　証券取引責任準備金　1,122百万円　証券取引法第51条の規定に基づく準備金であります。
19. 当行の取締役及び監査役に対する金銭債権総額　該当ありません
20. 当行の取締役及び監査役に対する金銭債務総額　該当ありません
21. 動産不動産の減価償却累計額　483,099百万円
　リース資産の減価償却累計額　30,334百万円
22. 動産不動産の圧縮記帳額　65,269百万円
23. 連結貸借対照表に計上した動産不動産のほか、事務機械の一部については、リース契約により使用しております。
24. 貸出金のうち、破綻先債権額は59,681百万円、延滞債権額は694,658百万円であります。
　なお、破綻先債権とは、元本又は利息の支払の遅延が相当期間継続していることその他の事由により元本又は利息の取立て又は弁済の見込みがないものとして未収利息を計上しなかった貸出金（貸倒償却を行った部分を除く。以下、「未収利息不計上貸出金」という。）のうち、法人税法施行令（昭和40年政令第97号）第96条第１項第３号のイからホまでに掲げる事由又は同項第４号に規定する事由が生じている貸出金であります。

また、延滞債権とは、未収利息不計上貸出金であって、破綻先債権及び債務者の経営再建又は支援を図ることを目的として利息の支払を猶予した貸出金以外の貸出金であります。

25. 貸出金のうち、3カ月以上延滞債権額は24,571百万円であります。

なお、3カ月以上延滞債権とは、元本又は利息の支払が約定支払日の翌日から3月以上遅延している貸出金で破綻先債権及び延滞債権に該当しないものであります。

26. 貸出金のうち、貸出条件緩和債権額は440,471百万円であります。

なお、貸出条件緩和債権とは、債務者の経営再建又は支援を図ることを目的として、金利の減免、利息の支払猶予、元本の返済猶予、債権放棄その他の債務者に有利となる取決めを行った貸出金で破綻先債権、延滞債権及び3カ月以上延滞債権に該当しないものであります。

27. 破綻先債権額、延滞債権額、3カ月以上延滞債権額及び貸出条件緩和債権額の合計額は1,219,383百万円であります。

なお、24. から27. に掲げた債権額は、貸倒引当金控除前の金額であります。

28. 手形割引は、業種別監査委員会報告第24号に基づき金融取引として処理しております。これにより受け入れた銀行引受手形、商業手形、荷付為替手形及び買入外国為替は、売却又は(再)担保という方法で自由に処分できる権利を有しておりますが、その額面金額は891,160百万円であります。このうち手形の再割引により引き渡した銀行引受手形、商業手形、荷付為替手形及び買入外国為替の額面金額は、2,918百万円であります。

29. 担保に供している資産は次のとおりであります。

担保に供している資産

現金預け金	79,117百万円
特定取引資産	114,551百万円
有価証券	9,229,645百万円
貸出金	1,552,435百万円
その他資産(延払資産等)	1,131百万円

担保資産に対応する債務

預金	19,111百万円
コールマネー及び売渡手形	6,996,598百万円
売現先勘定	383,597百万円
債券貸借取引受入担保金	2,543,261百万円
特定取引負債	196,137百万円
借用金	27,019百万円
その他負債	36,317百万円
支払承諾	157,658百万円

上記のほか、資金決済等の取引の担保あるいは先物取引証拠金等の代用として、現金預け金6,729百万円、特定取引資産665,395百万円及び有価証券4,072,275百万円を差し入れております。

また、動産不動産のうち保証金権利金は91,342百万円、その他資産のうち先物取引差入証拠金は14,631百万円であります。

30. 繰延ヘッジ会計を適用したヘッジ手段に係る損益又は評価差額は、純額で繰延ヘッジ損失として「その他資産」に含めて計上しております。なお、上記相殺前の繰延ヘッジ損失の総額は609,225百万円、繰延ヘッジ利益の総額は435,127百万円であります。

31. 当行は、土地の再評価に関する法律(平成10年3月31日公布法律第34号)及び土地の再評価に関する法律の一部を改正する法律(平成13年3月31日公布法律第19号)に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

また、一部の連結される子会社及び子法人等も、同法律に基づき、事業用の土地の再評価を行い、評価差額については、当該評価差額に係る税金相当額を「再評価に係る繰延税金負債」として負債の部に計上し、これを控除した金額を「土地再評価差額金」として資本の部に計上しております。

再評価を行った年月日

当行	平成10年3月31日及び平成14年3月31日
一部の連結される子会社及び子法人等	平成11年3月31日、平成14年3月31日

同法律第3条第3項に定める再評価の方法

当行	土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額、同条第4号に定める路線価及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて、奥行価格補正、時点修正、近隣売買事例による補正等、合理的な調整を行って算出。
一部の連結される子会社及び子法人等	土地の再評価に関する法律施行令(平成10年3月31日公布政令第119号)第2条第3号に定める固定資産税評価額及び同条第5号に定める不動産鑑定士又は不動産鑑定士補による鑑定評価に基づいて算出。

同法律第10条に定める再評価を行った事業用土地の当連結会計年度末における時価の合計額は、当該事業用土地の再評価後の帳簿価額の合計額より15,253百万円下回っております。

32. 借用金には、他の債務よりも債務の履行が後順位である旨の特約が付された劣後特約付借入金622,500百万円が含まれております。

33. 社債には、劣後特約付社債2,132,000百万円が含まれております。

34. 1株当たりの純資産額　　41,444円83銭

35. 有価証券の時価及び評価差額等に関する事項は次のとおりであります。これらには、「有価証券」のほか、「特定取引資産」中の商品有価証券及び短期社債、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権等が含まれております。以下38. まで同様であります。

売買目的有価証券

連結貸借対照表計上額	1,088,599百万円
当連結会計年度の損益に含まれた評価差額	△648

満期保有目的の債券で時価のあるもの

	連結貸借対照表計上額	時価	差額	うち益	うち損
国債	750,204百万円	730,568百万円	△19,635百万円	306百万円	19,942百万円
地方債	96,892	93,527	△3,365	−	3,365
社債	379,514	371,461	△8,053	−	8,053
その他	19,619	19,893	274	274	−
合計	1,246,230	1,215,449	△30,780	580	31,361

その他有価証券で時価のあるもの

	取得原価	連結貸借対照表計上額	評価差額	うち益	うち損
株式	1,869,734百万円	3,536,280百万円	1,666,545百万円	1,684,986百万円	18,440百万円
債券	12,683,880	12,386,646	△297,233	988	298,222
国債	11,083,609	10,815,889	△267,720	173	267,894
地方債	525,076	510,885	△14,191	282	14,473
社債	1,075,194	1,059,872	△15,321	532	15,854
その他	4,194,178	4,162,057	△32,120	48,052	80,172
合計	18,747,793	20,084,985	1,337,192	1,734,027	396,834

なお、上記の評価差額のうち、時価ヘッジの適用により損益に反映させた額は3,193百万円（費用）であります。また、時価ヘッジの結果、資本直入処理の対象となる額は1,340,385百万円であり、同対象額から繰延税金負債544,569百万円を差し引いた額795,816百万円のうち少数株主持分相当額5,684百万円を控除した額に、持分法適用会社が所有するその他有価証券に係る評価差額金のうち親会社持分相当額3,431百万円を加算した額793,563百万円が、「株式等評価差額金」に含まれております。

その他有価証券で時価のあるもののうち、当該有価証券の時価が取得原価に比べて著しく下落したものについては、原則として時価が取得原価まで回復する見込みがないものとみなして、当該時価をもって連結貸借対照表価額とし、評価差額を当連結会計年度の損失として処理（以下、「減損処理」という。）しております。当連結会計年度におけるこの減損処理額は21百万円であります。時価が「著しく下落した」と判断するための基準は、資産の自己査定基準において、有価証券の発行会社の区分毎に次のとおり定めております。

破綻先、実質破綻先、破綻懸念先	時価が取得原価に比べて下落
要注意先	時価が取得原価に比べて30%以上下落
正常先	時価が取得原価に比べて50%以上下落

なお、破綻先とは破産、特別清算等、法的に経営破綻の事実が発生している発行会社、実質破綻先とは破綻先と同等の状況にある発行会社、破綻懸念先とは現在は経営破綻の状況にないが今後経営破綻に陥る可能性が大きいと認められる発行会社、要注意先とは今後の管理に注意を要する発行会社であります。また、正常先とは破綻先、実質破綻先、破綻懸念先及び要注意先以外の発行会社であります。

36. 当連結会計年度中に売却したその他有価証券は次のとおりであります。

売却額	売却益	売却損
33,080,724百万円	135,677百万円	78,580百万円

37. 時価のない有価証券のうち、主なものの内容と連結貸借対照表計上額は、次のとおりであります。

内　容	連結貸借対照表計上額
満期保有目的の債券	
非上場外国証券	242百万円
その他	3,758
その他有価証券	
非上場株式(店頭売買株式を除く)	455,241
非上場債券	2,518,691
非上場外国証券	456,400
その他	295,383

38. その他有価証券のうち、満期があるもの及び満期保有目的の債券の期間ごとの償還予定額は次のとおりであります。

	1年以内	1年超5年以内	5年超10年以内	10年超
債券	5,841,430百万円	4,784,630百万円	2,468,673百万円	3,037,217百万円
国債	5,339,631	2,060,842	1,239,560	2,926,058
地方債	32,135	252,239	322,956	445
社債	469,663	2,471,547	906,156	110,713
その他	870,175	1,564,446	682,146	848,570
合計	6,711,606	6,349,076	3,150,820	3,885,788

39. 金銭の信託の保有目的別の内訳は次のとおりであります。

その他の金銭の信託	
取得原価	2,703百万円
連結貸借対照表計上額	2,912
評価差額	209
うち益	209
うち損	-

なお、上記の評価差額から繰延税金負債84百万円を差し引いた額124百万円が、「株式等評価差額金」に含まれております。

40. 無担保の消費貸借契約により貸し付けている有価証券が、「有価証券」中の国債及び株式に合計1,331百万円含まれております。

無担保の消費貸借契約により借り入れている有価証券並びに現先取引及び現金担保付債券貸借取引により受け入れている有価証券のうち、売却又は(再)担保という方法で自由に処分できる権利を有する有価証券で、(再)担保に差し入れている有価証券は1,713,027百万円、当連結会計年度末に当該処分をせずに所有しているものは199,720百万円であります。

41. 当座貸越契約及び貸付金に係るコミットメントライン契約は、顧客からの融資実行の申し出を受けた場合に、契約上規定された条件について違反がない限り、一定の限度額まで資金を貸し付けることを約する契約であります。これらの契約に係る融資未実行残高は、35,983,663百万円であります。このうち原契約期間が1年以内のもの又は任意の時期に無条件で取消可能なものが30,561,432百万円あります。

なお、これらの契約の多くは、融資実行されずに終了するものであるため、融資未実行残高そのものが必ずしも将来のキャッシュ・フローに影響を与えるものではありません。これらの契約の多くには、金融情勢の変化、債権の保全及びその他相当の事由があるときは、実行申し込みを受けた融資の拒絶又は契約極度額の減額をすることができる旨の条項が付けられております。また、契約時において必要に応じて不動産・有価証券等の担保を徴求するほか、契約後も定期的に予め定めている社内手続に基づき顧客の業況等を把握し、必要に応じて契約の見直し、与信保全上の措置等を講じております。

42. 当連結会計年度末の退職給付債務等は以下のとおりであります。

退職給付債務	△886,770百万円
年金資産(時価)	1,225,843
未積立退職給付債務	339,072
未認識数理計算上の差異	△126,460
未認識過去勤務債務(債務の減額)	△59,253
連結貸借対照表計上額の純額	153,358
前払年金費用	176,976
退職給付引当金	△23,617

43. 「固定資産の減損に係る会計基準」(「固定資産の減損に係る会計基準の設定に関する意見書」(企業会計審議会 平成14年8月9日))及び「固定資産の減損に係る会計基準の適用指針」(企業会計基準適用指針第6号平成15年10月31日)を当連結会計年度から適用しております。これにより税金等調整前当期純利益は10,869百万円減少しております。

なお、銀行業においては、「銀行法施行規則」(昭和57年大蔵省令第10号)に基づき減価償却累計額を直接控除により表示しているため、減損損失累計額につきましては、各資産の金額から直接控除しております。

44. 当行は、平成18年4月27日に金融庁より、法人営業部における金利スワップの販売態勢等に関し、銀行法第26条第1項に基づく行政処分(業務停止命令並びに業務改善命令)を受けております。

45. 当行の完全親会社である株式会社三井住友フィナンシャルグループは、銀行と証券との間のシナジー極大化を追求する、新たな「銀・証融合ビジネスモデル」の構築を推進するため、平成18年4月28日に、当局の認可を条件として、SMBCフレンド証券株式会社を株式交換により完全子会社とすることを決定し、同社との間で平成18年9月1日を株式交換の日とする株式交換契約を締結いたしました。

46. 連結自己資本比率(国際統一基準) 10.77%

連結損益計算書

（平成17年4月　1日から 平成18年3月31日まで）

（単位：百万円）

科目	金額	
経常収益		2,750,274
資金運用収益	1,630,309	
貸出金利息	1,182,668	
有価証券利息配当金	317,356	
コールローン利息及び買入手形利息	14,330	
買現先利息	6,767	
債券貸借取引受入利息	613	
預け金利息	59,867	
その他の受入利息	48,706	
信託報酬	8,626	
役務取引等収益	604,859	
特定取引収益	32,807	
その他業務収益	360,246	
リース料収入	11,771	
割賦売上高	4,575	
その他の業務収益	343,900	
その他経常収益	113,425	
経常費用		1,888,212
資金調達費用	489,936	
預金利息	266,739	
譲渡性預金利息	12,904	
コールマネー利息及び売渡手形利息	5,969	
売現先利息	7,447	
債券貸借取引支払利息	58,292	
コマーシャル・ペーパー利息	0	
借用金利息	21,326	
短期社債利息	4	
社債利息	84,843	
その他の支払利息	32,408	
役務取引等費用	97,979	
その他業務費用	137,538	
賃貸原価	7,575	
割賦原価	4,208	
その他の業務費用	125,754	
営業経費	767,852	
その他経常費用	394,905	
貸倒引当金繰入額	160,013	
その他の経常費用	234,891	
経常利益		862,062
特別利益		39,158
動産不動産処分益	5,467	
償却債権取立益	31,184	
その他の特別利益	2,507	
特別損失		15,162
動産不動産処分損	3,441	
減損損失	11,649	
証券取引責任準備金繰入額	47	
その他の特別損失	23	
税金等調整前当期純利益		886,058
法人税、住民税及び事業税		45,274
法人税等調整額		219,789
少数株主利益		57,410
当期純利益		563,584

<連結損益計算書の注記>

注1．記載金額は、百万円未満を切り捨てて表示しております。

2．1株当たり当期純利益金額　9,864円54銭

3．潜在株式調整後一株当たり当期純利益金額　9,827円19銭

4．特定取引目的の取引については、取引の約定時点を基準とし、当該取引からの損益を連結損益計算書上「特定取引収益」及び「特定取引費用」に計上しております。

特定取引収益及び特定取引費用の損益計上は、当連結会計年度中の受払利息等に、有価証券、金銭債権等については前連結会計年度末と当連結会計年度末における評価損益の増減額を、派生商品については前連結会計年度末と当連結会計年度末におけるみなし決済からの損益相当額の増減額を加えております。

5．リース取引等に関する収益及び費用の計上基準は、次のとおりであります。

(1) リース取引のリース料収入の計上方法

主に、リース期間に基づくリース契約上の収受すべき月当たりのリース料を基準として、その経過期間に対応するリース料を計上しております。

(2) 割賦販売取引の売上高及び売上原価の計上方法

主に、割賦契約による支払期日を基準として当該経過期間に対応する割賦売上高及び割賦原価を計上しております。

6．「その他経常収益」には、株式等売却益90,150百万円を含んでおります。

7．「その他の経常費用」には、貸出金償却50,212百万円、株式等償却32,251百万円及び延滞債権等を売却したことによる損失95,972百万円を含んでおります。

8．「その他の特別利益」は、子法人等の増資に伴う持分変動利益2,507百万円であります。

9．当連結会計年度において、以下の資産について、回収可能価額と帳簿価額との差額を減損損失として特別損失に計上しております。

地域	主な用途		種類	減損損失額
首都圏	遊休資産	47物件	土地、建物等	5,277百万円
近畿圏	営業用店舗	15ヵ店	土地、建物等	4,668百万円
	遊休資産	29物件		1,368百万円
その他	遊休資産	15物件	土地、建物等	334百万円

当行は、継続的な収支の管理・把握を実施している各営業拠点（物理的に同一の資産を共有する拠点）をグルーピングの最小単位としております。本店、研修所、事務・システムの集中センター、福利厚生施設等の独立したキャッシュ・フローを生み出さない資産は共用資産としております。また、遊休資産については、物件ごとにグルーピングの単位としております。また、連結される子会社及び子法人等については、各営業拠点をグルーピングの最小単位とする等の方法でグルーピングを行っております。

当連結会計年度は、当行では遊休資産について、また、連結される子法人等については、営業用店舗、遊休資産等について、投資額の回収が見込まれない場合に、帳簿価額を回収可能価額まで減額し、当該減少額を減損損失として特別損失に計上しております。

回収可能価額は、一部の営業用店舗については使用価値で算出しており、その際に用いた割引率は6%であります。また、その他の資産については、正味売却価額により算出しております。正味売却価額は、不動産鑑定評価基準に準拠した評価額から処分費用見込額を控除する等により算出しております。

平成18年6月29日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

ヤフーと三井住友銀行グループの資本提携を伴う業務提携について

当社の連結子会社である株式会社三井住友銀行及び株式会社ジャパンネット銀行が、本日、別添のプレスリリースを公表しましたので、お知らせします。

なお、本件に伴う平成19年3月期業績予想の変更はありません。

以　上

平成18年6月29日

各　位

ヤ　フ　ー　株　式　会　社
株式会社ジャパンネット銀行
株式会社三井住友銀行

ヤフーと三井住友銀行グループの資本提携を伴う業務提携について

ヤフー株式会社（代表取締役社長 井上 雅博、以下「ヤフー」）、株式会社ジャパンネット銀行（代表取締役社長 藤森 秀一、以下「ジャパンネット銀行」）及び株式会社三井住友銀行（頭取 奥 正之、以下「三井住友銀行」）は、平成18年3月30日に締結した「提携に関する合意」に基づき、本日、業務提携に関する基本契約及び出資契約を締結いたしましたので、お知らせいたします。

１．業務提携の概要

ヤフー及びジャパンネット銀行は、双方の培ってきたブランド、顧客基盤、ノウハウ、経験等を活かしながら、新たな商品及びサービスを共同で開発し、お客さまに提供いたします。

第一弾といたしまして、ヤフー及びジャパンネット銀行は「Yahoo!オークション」において、オークション落札後の利用者間の決済の利便性を向上させた新サービスを開始いたします。このサービスは、オークション落札者が出品者に商品代金を送金する際に、ジャパンネット銀行の口座間であれば振込先の指定が容易にできる、というものであり、平成18年11月の開始を目標に準備を進めております。

更に今後、この決済手段に加えて、ヤフーはお客さまに既存サービスやYahoo! JAPAN ID と密接に連携した安全性・利便性の高い先進的な決済サービスと金融サービスを提供し、また、ジャパンネット銀行は、消費のシーンにより近づいたネット決済サービスを提供することを通じて、同行ユーザーの利便性向上とユーザー数の拡大を目指します。

２．資本提携の概要

新決済サービス開始に向けて、ジャパンネット銀行は、平成18年9月29日をもって増資を行います。なお、銀行持株会社につきましては、引き続き関係当局の認可取得を前提に、設立の検討を行ってまいります。

ジャパンネット銀行は、以下の条件により第三者割当増資を実施し、ヤフー及び三井住友銀行はこれを引受けるものとします。これにより、ジャパンネット銀行の発行済株

式の保有比率はヤフー40%、三井住友銀行 40%となり、議決権比率はヤフー10.4%、三井住友銀行 59.7%となります。

①普通株式の発行

ｉ）発行新株式数　176,200 株

ⅱ）発行価額総額　13,215,000,000 円（1 株につき 75,000 円）

ⅲ）割当先及び割当株式数　a）三井住友銀行 116,000 株
（払込価額：8,700 百万円）
b）ヤフー　60,200 株
（払込価額：4,515 百万円）

ⅳ）払込期日　平成 18 年 9 月 29 日

②取得条項付無議決権株式の発行

ｉ）発行新株式数　283,800 株

ⅱ）発行価額総額　21,285,000,000 円（1 株につき 75,000 円）

ⅲ）割当先及び割当株式数　ヤフー　283,800 株
（払込価額：21,285 百万円）

ⅳ）払込期日　平成 18 年 9 月 29 日

なお、ヤフーが銀行主要株主の当局認可を取得した場合には、ヤフーはジャパンネット銀行の総議決権の 40%を保有することとなります。

3．今後の日程（予定）

平成 18 年 9 月 29 日　ジャパンネット銀行の増資

平成 18 年 11 月　新決済サービスの開始

以　上

○ヤフー株式会社の概要

商号	ヤフー株式会社
主な事業内容	インターネット上の広告事業、ブロードバンド関連事業、オークション事業等
設立年月日	平成8年1月31日
本店所在地	東京都港区六本木六丁目10番1号
代表者	代表取締役社長　井上　雅博
資本の額	7,032百万円　（平成18年3月末現在）
従業員数	1,940名　（平成18年3月末現在）
大株主および持株比率	ソフトバンク株式会社　41.1% ヤフーインク　33.4% （平成18年3月末現在）

○株式会社ジャパンネット銀行の概要

商号	株式会社ジャパンネット銀行
主な事業内容	銀行業
設立年月日	平成12年9月19日
本店所在地	東京都新宿区西新宿二丁目1番1号
代表者	代表取締役社長　藤森　秀一
資本の額	20,000百万円（平成18年3月末現在）
従業員数	86名　（平成18年3月末現在）
大株主および持株比率	株式会社三井住友銀行　57.0% 日本生命保険相互会社　10.0% 富士通株式会社　10.0% （平成18年3月末現在）

○株式会社三井住友銀行の概要

商号	株式会社三井住友銀行
主な事業内容	銀行業
設立年月日	平成8年6月6日
本店所在地	東京都千代田区有楽町一丁目1番2号
代表者	頭取　奥　正之
資本の額	664,986百万円（平成18年3月末現在）
従業員数	16,050名　（平成18年3月末現在）
大株主および持株比率	株式会社三井住友フィナンシャルグループ　100.0% （平成18年3月末現在）

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Business and Capital Alliance between Yahoo Japan and SMBC Group

TOKYO, June 29, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Sumitomo Mitsui Banking Corporation (SMBC) and The Japan Net Bank, Limited, consolidated subsidiaries of SMFG, published the attached press release today.

SMFG's earnings forecast for the fiscal year ending March 31, 2007 remains unchanged.

Yahoo Japan Corporation
The Japan Net Bank, Limited
Sumitomo Mitsui Banking Corporation

Business and Capital Alliance between Yahoo Japan and SMBC Group

TOKYO, June 29, 2006 --- Yahoo Japan Corporation ("Yahoo Japan," President: Masahiro Inoue), The Japan Net Bank, Limited ("Japan Net Bank," President: Shuichi Fujimori), and Sumitomo Mitsui Banking Corporation ("SMBC," President: Masayuki Oku) announced that they had entered into a basic agreement on business alliance and a capital alliance agreement today as agreed on March 30, 2006.

1. Outline of business alliance

Yahoo Japan and Japan Net Bank will jointly develop and provide new products and services with their customers by leveraging their brand names, customer bases, expertise, and experiences.

As a first step, Yahoo Japan and Japan Net Bank will provide participants in the Internet "Yahoo! Auction" with a new service to enhance user convenience of payment and settlement. The new service will enable a successful bidder participating in "Yahoo! Auction" to easily specify seller's bank account and remit the purchase price if both of them have bank accounts at Japan Net Bank. Two companies will advance the preparations with a target of introducing the new service in November 2006.

In addition, Yahoo Japan will provide advanced, secure and convenient settlement and financial services closely linked to its current services and "Yahoo! Japan ID." On the other hand, Japan Net Bank will try to improve user convenience and increase its customer base by offering more user friendly Internet-based payment and settlement services reflecting users' consumption patterns.

2. Outline of capital alliance

Towards the launch of new payment and settlement service, Japan Net Bank will increase its capital on September 29, 2006. At the same time, SMBC and Yahoo Japan will continue to consider establishing a bank holding company subject to regulatory approval.

Japan Net Bank will issue new shares by means of third party allocation to Yahoo Japan and SMBC as described below. As a result, each of Yahoo Japan and SMBC will own 40% of the total shares of Japan Net Bank. As for voting rights, Yahoo Japan and SMBC will own 10.4% and 59.7%, respectively, of the total voting rights of Japan Net Bank.

(1) Issuance of common shares

(i) Number of shares to be issued : 176,200 shares

(ii) Aggregate amount of issue price : JPY 13,215 million (JPY 75,000 per share)

(iii) Companies to be allocated to and number of shares to be allocated

: (a) SMBC 116,000 shares

(Amount to be paid: JPY 8,700 million)

(b) Yahoo Japan 60,200 shares

(Amount to be paid: JPY 4,515 million)

(iv) Payment date : September 29, 2006

(2) Issuance of nonvoting shares with acquisition clause

(i) Number of shares to be issued : 283,800 shares

(ii) Aggregate amount of issue price : JPY 21,285 million (JPY 75,000 per share)

(iii) Company to be allocated to and number of shares to be allocated

: Yahoo Japan 283,800 shares

(Amount to be paid: JPY 21,285 million)

(iv) Payment date : September 29, 2006

Upon obtaining an approval to become a major share holder of Japan Net Bank from the regulatory authority, Yahoo Japan will own 40% of the total voting rights of Japan Net Bank.

3. <u>Schedule (planned)</u>

On September 29, 2006 : Capital increase by Japan Net Bank

In November 2006 : Launch of new payment and settlement service

Appendix

Outline of Yahoo Japan Corporation:

Company name	Yahoo Japan Corporation
Businesses description	Internet Advertising business, Broadband business, Auction business, Other businesses
Date of establishment	January 31, 1996
Head office	10-1, Roppongi 6-chome, Minato-ku, Tokyo, Japan
Representative	President & CEO: Masahiro Inoue
Capital stock	JPY 7,032 million (as of March 31, 2006)
Number of employees	1,940 (as of March 31, 2006)
Principal shareholders (Name and percentage of shares outstanding)	SOFTBANK CORP. 41.1% Yahoo! Inc. 33.4% (as of March 31, 2006)

Outline of The Japan Net Bank, Limited:

Company name	The Japan Net Bank, Limited
Businesses description	Banking
Date of establishment	September 19, 2000
Head office	1-1, Nishi-Shinjuku 2-chome, Shinjuku-ku, Tokyo, Japan
Representative	President: Shuichi Fujimori
Capital stock	JPY 20,000 million (as of March 31, 2006)
Number of employees	86 (as of March 31, 2006)
Principal shareholders (Name and percentage of shares outstanding)	Sumitomo Mitsui Banking Corporation 57.0% Nippon Life Insurance Company 10.0% Fujitsu Limited 10.0% (as of March 31, 2006)

Outline of Sumitomo Mitsui Banking Corporation:

Company name	Sumitomo Mitsui Banking Corporation
Businesses description	Banking
Date of establishment	June 6, 1996
Head office	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Representative	President: Masayuki Oku
Capital stock	JPY 664,986 million (as of March 31, 2006)
Number of employees	16,050 (as of March 31, 2006)
Principal shareholders (Name and percentage of shares outstanding)	Sumitomo Mitsui Financial Group, Inc. 100.0% (as of March 31, 2006)

平成１８年7月１０日

各　　位

株式会社 三井住友フィナンシャルグループ
（コード番号 8316）

第二種優先株式の取得請求権行使価額の修正に関するお知らせ

株式会社三井住友フィナンシャルグループ（社長　北山禎介）が発行しております第二種優先株式の取得請求権行使価額は、当該優先株式の取得請求権行使価額修正条項に基づき、下記のとおり修正されることとなりましたので、お知らせいたします。

記

１．　修正後取得請求権行使価額　　　　１，１５６，７００円
　　（修正前取得請求権行使価額　　　　　　９４２，５００円）

２．　適用日　　　　　　　　　　平成１８年8月１日以降

以　　上

この「第二種優先株式の取得請求権行使価額の修正に関するお知らせ」は、一般に公表するために作成されたものであり、日本国内外を問わず一切の投資勧誘もしくはそれに類する行為のために作成されたものではございません。

(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Reset of Price for Exercising the Right to Request Acquisition of Type 2 Preferred Stock

TOKYO, July 10, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG, President: Teisuke Kitayama) hereby announces that the price for exercising the right to request acquisition (the "Acquisition Price"), formerly called the conversion price, with respect to its Type 2 Preferred Stock (the "Preferred Stock") will be reset as described below in accordance with the terms and conditions of the Preferred Stock.

PARTICULARS

1. Acquisition Price after the Reset	JPY 1,156,700
(Acquisition Price before the Reset	JPY 942,500)
2. Effective Date	August 1, 2006

平成１８年7月２６日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

住宅ローン業務に関する大和証券と三井住友銀行の提携について

当社の連結子会社である株式会社三井住友銀行が、本日別添のプレスリリースを公表しましたので、お知らせします。

以　上

平成１８年７月２６日

各　位

株式会社三井住友銀行
大 和 証 券 株 式 会 社

住宅ローン業務に関する大和証券と三井住友銀行の提携について

このたび、大和証券（代表取締役社長：鈴木茂晴）と三井住友銀行（頭取：奥正之　以下、ＳＭＢＣ）は、個人向け住宅ローンに関する協働体制を構築の上、平成１８年８月より、大和証券によるＳＭＢＣ住宅ローンの紹介サービスの提供を開始することで合意致しました。

大和証券・ＳＭＢＣの連携強化を通じ、今後も引き続きお客さまの様々なニーズにお応えできる商品・サービスの拡充を図ってまいります。

記

１．提携内容

平成１８年８月２８日（月）より、大和証券によるＳＭＢＣ住宅ローンの紹介サービスを開始いたします。

具体的には、大和証券のお客さまの住宅ローンに関する相談ニーズを大和証券がＳＭＢＣに紹介し、その紹介された案件について、ＳＭＢＣが相談・申込受付・審査・融資実行を行うサービスです。個人のお客さまにとっては、従来以上に住宅ローンに関する相談アクセスポイントが増加されることとなり、より高い利便性をご提供できるものと考えております。

また、本提携により、ＳＭＢＣは大和証券が展開する営業ネットワーク網の活用を通じ、住宅ローンの増強を図っていくことが可能となり、また、大和証券にとっても、お客さまの資金調達ニーズに関する対応体制を整備することにより、従来以上に包括的な資産管理・資産運用アドバイスを実現できることになります。

２．業務の概要

項目	内容
取扱開始日	平成１８年8月２８日（月）
対象商品	ＳＭＢＣの住宅ローン（住宅購入だけでなく、借り換え、住み替え等にもご利用いただけます。） 尚、今後、対象商品をアパートローンにも拡大することを検討する予定です。
お取扱店舗	ＳＭＢＣ全店で取扱。なお、ＳＭＢＣの店舗が無い地域の大和証券店舗では、紹介サービスが提供できない場合があります。

尚、大和証券とＳＭＢＣは、本件以外にも、ダイワＳＭＡのＳＭＢＣによる取扱、資金決済面における利便性向上など、両グループの強みの相互活用を通じ、お客さまへの付加価値向上にシナジーが発揮できる分野について、一段の協働を検討してまいります。

以　上

Exhibit A8(c)
(English Translation)

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Alliance between Daiwa Securities Co. Ltd and Sumitomo Mitsui Banking Corporation in Residential Mortgage Loan Business

TOKYO, July 26, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that Sumitomo Mitsui Banking Corporation, a consolidated subsidiary of SMFG, published the attached press release today.

July 26, 2006

Sumitomo Mitsui Banking Corporation
Daiwa Securities Co. Ltd.

Press Release

Notice regarding Alliance between Daiwa Securities Co. Ltd and Sumitomo Mitsui Banking Corporation in Residential Mortgage Loan Business

Daiwa Securities Co. Ltd. (Daiwa Securities, President: Shigeharu Suzuki) and Sumitomo Mitsui Banking Corporation (SMBC, President: Masayuki Oku) have agreed that the two companies will establish a new structure to collaborate in the residential mortgage loan business. Under the new structure, Daiwa Securities will start to introduce its customers with borrowing needs for residential mortgage loans to SMBC in August 2006.

Daiwa Securities and SMBC will try to further expand their product lineup and services to meet various needs of their customers, by strengthening collaboration between the two companies.

1. Details of alliance

Daiwa Securities will start to introduce its customers with borrowing needs for residential mortgage loans to SMBC on Monday, August 28, 2006.

Specifically, Daiwa Securities will introduce its customers' needs for residential mortgage loans to SMBC. Responding to such needs, SMBC will provide consulting services, receive and screen loan applications, and then offer mortgage loans to applicants. The alliance will provide individual customers with more access points to receive consulting services on mortgage loans, leading to the increase of customers' convenience.

The new alliance will enable SMBC to increase its mortgage loan business by leveraging the business network of Daiwa Securities. On the other hand, Daiwa Securities can provide its customers with more comprehensive advice on asset management, by building a more comprehensive system to meet its customers' funding needs.

2. Outline of new service

Date of launch	Monday, August 28, 2006
Product	SMBC residential mortgage loans (not only for home-purchasing but also for loan-refinancing, etc.) In the future, Daiwa Securities and SMBC will consider adding non-residential mortgage loans to the product lineup.
Marketing channel	Every branch of SMBC (The new service will not be handled at Daiwa Securities' branches in areas where SMBC does not have its marketing channels.)

In addition to the above, Daiwa Securities and SMBC plan to consider further collaboration in areas where they can mutually utilize their strengths in order to offer more value-added services to their clients, such as in offering Daiwa SMA at SMBC marketing channels or improving clients' convenience of payment and settlement.


FASF

平成19年3月期 第１四半期財務・業績の概況(連結)

平成18年7月28日

上 場 会 社 名　株式会社 三井住友フィナンシャルグループ　(コード番号：8316　東証･大証･名証)
（ＵＲＬ　http://www.smfg.co.jp)
代　表　者　取締役社長　北　山　禎　介
問合せ先責任者　財務部副部長　正　脇　久　昌　ＴＥＬ　(03)5512-3411
取締役会開催日　平成18年7月28日

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：無
②最近連結会計年度からの会計処理の方法の変更の有無　：無
③連結及び持分法の適用範囲の異動の有無　：有
　連結(新規) 5社 (除外) 5社　持分法(新規) 1社 (除外) 1社

２．平成19年3月期第１四半期財務・業績の概況（平成18年4月1日～平成18年6月30日）

(注) 記載金額は百万円未満を切り捨てて表示しております。
なお、以下に記載する数値は監査法人による監査を受けておりません。

(1) 経営成績(連結)の進捗状況

	経常収益		経常利益		四半期(当期)純利益	
	百万円	%	百万円	%	百万円	%
平成19年3月期第１四半期	859,754	(3.7)	131,683	(△ 40.7)	120,077	(△ 36.1)
平成18年3月期第１四半期	828,753	(2.7)	221,906	(9.3)	187,789	(10.5)
(参考) 平成18年3月期	3,705,136	(3.5)	963,554	(―)	686,841	(―)

	１株当たり四半期(当期)純利益		潜在株式調整後１株当たり四半期(当期)純利益	
	円	銭	円	銭
平成19年3月期第１四半期	16,187	99	13,322	27
平成18年3月期第１四半期	27,961	24	21,167	15
(参考) 平成18年3月期	94,733	62	75,642	94

(注) ① 持分法投資損益　平成19年3月期第１四半期　3,591 百万円
　平成18年3月期第１四半期　3,470 百万円
　(参考) 平成18年3月期　31,887 百万円
② 期中平均株式数(連結)　平成19年3月期第１四半期　普通株式　7,417,697 株
　平成18年3月期第１四半期　普通株式　6,716,080 株
　(参考) 平成18年3月期　普通株式　6,978,978 株
③ 経常収益、経常利益、四半期(当期)純利益におけるパーセント表示は、対前年同四半期(前期)増減率

(2) 財政状態(連結)の変動状況

	総資産	純資産	自己資本比率	１株当たり純資産		連結自己資本比率(第一基準)
	百万円	百万円	%	円	銭	%
平成19年3月期第１四半期	103,111,967	5,123,093	3.9	371,063	62	11.57
平成18年3月期第１四半期	100,570,490	2,910,562	2.9	209,436	50	10.35
(参考) 平成18年3月期	107,010,575	4,454,399	4.2	400,168	90	12.39

(注) ① 期末発行済株式数(連結)　平成19年3月期第１四半期　普通株式　7,417,675 株
　平成18年3月期第１四半期　普通株式　6,845,409 株
　(参考) 平成18年3月期　普通株式　7,417,865 株
② 自己資本比率は、(期末純資産の部合計－期末少数株主持分) を期末資産の部合計で除して算出しております。
③ 連結自己資本比率 (第一基準) は、銀行法第52条の25の規定に基づき連結自己資本比率の基準を定める件 (平成10年大蔵省告示第62号) に定められた算式に基づき算出しております。

３．平成19年3月期の連結業績予想(平成18年4月1日～平成19年3月31日)

前回連結業績予想 (平成18年5月23日公表) からの変更はありません。

なお、前回連結業績予想は、以下のとおりであります。

	経常収益	経常利益	当期純利益
	百万円	百万円	百万円
中間期	1,750,000	440,000	260,000
通期	3,700,000	1,010,000	570,000

(参考)　１株当たり予想当期純利益 (通期)　72,746円 62銭
(注) 平成18年９月に予定されている株式交換により普通株式 (249,015株) が増加することを勘案し、予想期中平均普通株式数を7,500,148株として算出しております。

本資料には、将来の業績に関する記述が含まれています。こうした記述は、将来の業績を保証するものではなく、リスクと不確実性を内包するものです。将来の業績は、経営環境に関する前提条件の変化等に伴い、予想対比変化する可能性があることにご留意ください。

平成19年3月期 第1四半期決算の概要

三井住友フィナンシャルグループの「平成19年3月期第1四半期決算」の概要は、以下のとおりであります。

経営成績の進捗状況

当第1四半期の連結粗利益は、3,852億円と前年同期比860億円の減少となりました。これは、三井住友銀行において、金利上昇を踏まえ、債券ポートフォリオを中心としたポジション圧縮を行ったことに伴い、国債等債券損益が前年同期比968億円減益の704億円の損失となったこと等から、業務粗利益が前年同期比888億円減益の2,548億円となったことが主因であります。なお、三井住友銀行の業務粗利益は、国債等債券損益を除くベースでは、お客さまの運用関連手数料等を中心に役務取引等利益が順調に推移したこと等から、前年同期比79億円の増益となっております。また、グループ会社につきましては、引き続き個々のビジネスの強化とともに協働を推進し、グループ収益力の強化に努めた結果、着実に粗利益が増加しました。

営業経費につきましては、引き続き、既存業務の効率化を進める一方、重点分野へ積極的な資源投入を行ったこと等から、前年同期比ほぼ横ばいとなっております。

与信関係費用は397億円と前年同期比69億円の減少となりました。

以上の結果、経常利益は前年同期比902億円減少の1,317億円、四半期純利益は前年同期比677億円減少の1,201億円となりました。

【連 結】

(金額単位 億円)

	18年度第1四半期 (4月～6月)	前年同期比	17年度 (参考)
連結粗利益	3,852	△ 860	20,901
営業経費	△ 2,171	＋ 13	△ 8,538
与信関係費用	△ 397	＋ 69	△ 3,020
経常利益	1,317	△ 902	9,636
四半期純利益	1,201	△ 677	6,868

【三井住友銀行単体】

	18年度第1四半期 (4月～6月)	前年同期比	17年度 (参考)
業務粗利益	2,548	△ 888	15,520
(除く国債等債券損益)	(3,252)	(＋ 79)	(15,624)
経費(除く臨時処理分)	△ 1,513	△ 16	△ 5,865
業務純益 (注)	1,035	△ 904	9,656
与信関係費用	△ 303	△ 4	△ 2,309
経常利益	734	△ 956	7,209
四半期純利益	764	△ 933	5,195

(注)業務純益:一般貸倒引当金繰入前

財政状態の変動状況

当第1四半期末における連結ベースの総資産額は、前年度末比3兆8,986億円減少し103兆1,120億円となりました。また、純資産は5兆1,231億円となり、そのうち株主資本は四半期純利益の計上、自己株式の取得及び消却の実施等の結果、3兆4,340億円となりました。

主要な勘定残高としましては、預金が前年度末比1兆2,197億円増加し72兆538億円となり、貸出金は同1兆2,777億円増加し58兆5,449億円となりました。このうち、三井住友銀行単体の貸出金は、国内及び

海外においてお客さまのニーズに積極的に取り組んだ結果、前年度末比1兆 776 億円増加し 52 兆 9,352 億円となっております。

また、連結自己資本比率及び不良債権残高の変動状況につきましては、以下の通りであります。

【連結自己資本比率（第一基準）】

当第1四半期末の連結自己資本比率は、公的資金の一部返済を主因に自己資本が減少したこと等から、前年度末比 0.82%低下し 11.57%となりました。なお、連結 Tier I 比率は6.71%、Tier I に占める繰延税金資産(純額)の比率は 25.7%となっております。

	18年6月末	18年3月末比	18年3月末（参考）
連結自己資本比率（第一基準）	11.57%	△ 0.82%	12.39%
連結TierI比率	6.71%	△ 0.40%	7.11%
繰延税金資産純額/TierI比率	25.7%	＋ 4.1%	21.6%

【不良債権残高】

連結ベースの金融再生法に基づく開示債権の残高は、オフバランス化の推進等により、前年度末比 73 億円減少し 1 兆 2,852 億円となりました。

なお、三井住友銀行単体の金融再生法に基づく開示債権の残高は、前年度末比 88 億円減少し 9,513 億円となり、不良債権比率は、1.6%（前年度末比△0.1%）となりました。

不良債権につきましては、引き続き積極的なオフバランス化を図るとともに、企業再生・劣化防止への取り組みを強化し、残高の削減に取り組んでまいります。

【連 結】

（金額単位 億円）

	18年6月末	18年3月末比	18年3月末（参考）
破産更生債権及びこれらに準ずる債権	2,388	△ 113	2,501
危険債権	5,825	＋ 175	5,650
要管理債権	4,639	△ 135	4,774
合計	12,852	△ 73	12,925
不良債権比率	2.0%	△0.1%	2.1%

【三井住友銀行単体】

	18年6月末	18年3月末比	18年3月末（参考）
破産更生債権及びこれらに準ずる債権	1,552	△ 93	1,645
危険債権	4,892	＋ 158	4,734
要管理債権	3,069	△ 153	3,222
合計	9,513	△ 88	9,601
不良債権比率	1.6%	△0.1%	1.7%

財務基盤の一段の強化

当社は、当第 1 四半期において、第一種優先株式及び第二種優先株式の一部の合計 2,040 億円に関し、自己株式の取得及び消却を実施しました。

残る公的資金優先株式（残高 8,960 億円）につきましては、関係当局の承認を前提に、当社の財務状況や、株価動向及び経済動向等を踏まえつつ、今年度末までの早期返済を目指してまいります。

【業績の見通し】

当第1四半期の連結経常利益は、本年5月公表の中間期業績予想対比約 30%の進捗に止まっておりますが、前述の通り、債券ポートフォリオを中心としたポジション圧縮に伴う国債等債券損益の損失計上が主因であり、これを除くと現状ほぼ計画通りの進捗となっていること、また、今後の金利上昇による収益影響を見極める必要もあること等から、現時点では 19 年 3 月期の中間期および通期の業績予想は変更しておりません。

（添付資料）

1．四半期連結貸借対照表

（金額単位　百万円）

科目 ＼ 期別	当四半期（平成19年3月期第1四半期末）（A）	前連結会計年度（平成18年3月期末）（B）	増減（A）－（B）	（参考）前年同四半期（平成18年3月期第1四半期末）
（資産の部）				
現金預け金	4,086,055	7,107,469	△ 3,021,414	4,574,300
コールローン及び買入手形	721,582	651,905	69,677	441,684
買現先勘定	171,220	117,474	53,746	265,867
債券貸借取引支払保証金	1,682,269	1,956,650	△ 274,381	1,851,912
買入金銭債権	838,517	633,760	204,757	599,072
特定取引資産	4,137,551	4,078,025	59,526	4,188,225
金銭の信託	2,796	2,912	△ 116	1,556
有価証券	22,803,762	25,505,861	△ 2,702,099	22,724,900
貸出金	58,544,893	57,267,203	1,277,690	54,872,753
外国為替	1,067,585	947,744	119,841	968,288
その他資産	3,251,411	3,403,832	△ 152,421	4,149,660
動産不動産	－	806,369	△ 806,369	812,862
有形固定資産	704,356	－	704,356	－
無形固定資産	197,450	－	197,450	－
リース資産	992,175	999,915	△ 7,740	1,001,907
繰延税金資産	1,206,376	1,051,609	154,767	1,570,431
連結調整勘定	－	6,612	△ 6,612	11,689
支払承諾見返	3,736,342	3,508,695	227,647	3,754,553
貸倒引当金	△ 1,032,381	△ 1,035,468	3,087	△ 1,219,177
資産の部合計	103,111,967	107,010,575	△ 3,898,608	100,570,490
（負債の部）				
預金	72,053,800	70,834,125	1,219,675	69,549,235
譲渡性預金	3,277,646	2,708,643	569,003	3,413,181
コールマネー及び売渡手形	2,875,419	8,016,410	△ 5,140,991	4,019,595
売現先勘定	593,533	396,205	197,328	216,713
債券貸借取引受入担保金	2,340,561	2,747,125	△ 406,564	3,464,631
コマーシャル・ペーパー	－	10,000	△ 10,000	52,800
特定取引負債	2,960,197	2,908,158	52,039	2,381,603
借用金	2,168,423	2,133,707	34,716	2,145,343
外国為替	491,036	447,722	43,314	521,273
短期社債	364,200	383,900	△ 19,700	361,400
社債	4,198,982	4,241,417	△ 42,435	4,216,442
信託勘定借	300,998	318,597	△ 17,599	40,761
その他負債	2,483,618	2,625,594	△ 141,976	2,345,126
賞与引当金	7,181	25,300	△ 18,119	7,371
退職給付引当金	36,595	36,786	△ 191	35,302
日本国際博覧会出展引当金	－	－	－	255
特別法上の引当金	1,136	1,141	△ 5	1,092
繰延税金負債	49,268	49,484	△ 216	45,306
再評価に係る繰延税金負債	49,929	50,133	△ 204	50,728
支払承諾	3,736,341	3,508,695	227,646	3,754,553
負債の部合計	97,988,874	101,443,151	△ 3,454,277	96,622,717
（少数株主持分）				
少数株主持分	－	1,113,025	△ 1,113,025	1,037,210

（金額単位　百万円）

科目 ＼ 期別	当四半期（平成19年3月期第1四半期末）（A）	前連結会計年度（平成18年3月期末）（B）	増減（A）－（B）	（参考）前年同四半期（平成18年3月期第1四半期末）
（資本の部）				
資本金	－	1,420,877	△ 1,420,877	1,352,651
資本剰余金	－	1,229,225	△ 1,229,225	974,347
利益剰余金	－	992,064	△ 992,064	491,021
土地再評価差額金	－	38,173	△ 38,173	40,195
その他有価証券評価差額金	－	819,927	△ 819,927	394,932
為替換算調整勘定	－	△ 41,475	41,475	△ 72,436
自己株式	－	△ 4,393	4,393	△ 270,150
資本の部合計	－	4,454,399	△ 4,454,399	2,910,562
負債、少数株主持分及び資本の部合計	－	107,010,575	△ 107,010,575	100,570,490
（純資産の部）				
資本金	1,420,877	－	1,420,877	－
資本剰余金	953,317	－	953,317	－
利益剰余金	1,064,428	－	1,064,428	－
自己株式	△ 4,658	－	△ 4,658	－
株主資本合計	3,433,965	－	3,433,965	－
その他有価証券評価差額金	678,820	－	678,820	－
繰延ヘッジ損益	△ 102,673	－	△ 102,673	－
土地再評価差額金	37,933	－	37,933	－
為替換算調整勘定	△ 39,313	－	△ 39,313	－
評価・換算差額等合計	574,767	－	574,767	－
少数株主持分	1,114,361	－	1,114,361	－
純資産の部合計	5,123,093	－	5,123,093	－
負債、純資産の部合計	103,111,967	－	103,111,967	－

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 増減は当四半期と前連結会計年度との比較で表示しております。

2．四半期連結損益計算書

（金額単位　百万円）

科目　　期別	当四半期 （平成19年3月期 第1四半期） （A）	前年同四半期 （平成18年3月期 第1四半期） （B）	増減 （A）－（B）	（参考） 前連結会計年度 （平成18年3月期） （要約）
経常収益	859,754	828,753	31,001	3,705,136
資金運用収益	427,936	372,573	55,363	1,662,600
（うち貸出金利息）	(313,341)	(289,657)	(23,684)	(1,214,142)
（うち有価証券利息配当金）	(69,430)	(49,141)	(20,289)	(317,352)
信託報酬	703	443	260	8,631
役務取引等収益	158,188	144,411	13,777	703,928
特定取引収益	54,444	2,365	52,079	32,807
その他業務収益	207,288	280,445	△ 73,157	1,144,147
その他経常収益	11,192	28,513	△ 17,321	153,021
経常費用	728,070	606,846	121,224	2,741,582
資金調達費用	152,623	103,557	49,066	500,993
（うち預金利息）	(84,295)	(51,551)	(32,744)	(266,648)
役務取引等費用	26,216	24,245	1,971	84,336
特定取引費用	2,265	5,812	△ 3,547	－
その他業務費用	282,297	195,430	86,867	876,635
営業経費	217,129	218,387	△ 1,258	853,796
その他経常費用	47,537	59,412	△ 11,875	425,819
経常利益	131,683	221,906	△ 90,223	963,554
特別利益	36,665	3,153	33,512	97,952
特別損失	2,199	11,656	△ 9,457	18,144
税金等調整前四半期（当期）純利益	166,150	213,403	△ 47,253	1,043,362
法人税、住民税及び事業税	20,673	14,593	6,080	69,818
法人税等調整額	10,612	△ 1,329	11,941	226,901
少数株主利益	14,786	12,349	2,437	59,800
四半期（当期）純利益	120,077	187,789	△ 67,712	686,841

（注）記載金額は百万円未満を切り捨てて表示しております。

3. 四半期連結株主資本等変動計算書

（金額単位　百万円）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
前連結会計年度末残高	1,420,877	1,229,225	992,064	△ 4,393	3,637,773
当四半期中の変動額					
剰余金の配当			△ 47,951		△ 47,951
四半期純利益			120,077		120,077
自己株式の取得				△ 276,210	△ 276,210
自己株式の処分		9		28	37
自己株式の消却		△ 275,916		275,916	—
連結子会社の増加に伴う増加高			0		0
連結子会社の減少に伴う増加高			8		8
連結子会社の増加に伴う減少高			△ 2		△ 2
土地再評価差額金の取崩に伴う増加高			231		231
株主資本以外の項目の当四半期中の変動額(純額)					
当四半期中の変動額合計	—	△ 275,907	72,364	△ 264	△ 203,808
当四半期末残高	1,420,877	953,317	1,064,428	△ 4,658	3,433,965

（金額単位　百万円）

	評価・換算差額等					少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	土地再評価差額金	為替換算調整勘定	評価・換算差額等合計		
前連結会計年度末残高	819,927	—	38,173	△ 41,475	816,625	1,113,025	5,567,424
当四半期中の変動額							
剰余金の配当							△ 47,951
四半期純利益							120,077
自己株式の取得							△ 276,210
自己株式の処分							37
自己株式の消却							—
連結子会社の増加に伴う増加高							0
連結子会社の減少に伴う増加高							8
連結子会社の増加に伴う減少高							△ 2
土地再評価差額金の取崩に伴う増加高							231
株主資本以外の項目の当四半期中の変動額(純額)	△ 141,106	△ 102,673	△ 240	2,161	△ 241,858	1,335	△ 240,522
当四半期中の変動額合計	△ 141,106	△ 102,673	△ 240	2,161	△ 241,858	1,335	△ 444,331
当四半期末残高	678,820	△ 102,673	37,933	△ 39,313	574,767	1,114,361	5,123,093

（注）記載金額は百万円未満を切り捨てて表示しております。

４．四半期セグメント情報

（事業の種類別セグメント）

（金額単位　百万円）

	科目＼期別	当四半期（平成19年3月期第1四半期）（A）	前年同四半期（平成18年3月期第1四半期）（B）	増減（A）－（B）	（参考）前連結会計年度（平成18年3月期）
経常利益	銀行業	92,647	181,895	△ 89,248	766,278
	リース業	9,878	11,572	△ 1,694	45,277
	その他事業	38,874	36,265	2,609	181,130
	計	141,400	229,733	△ 88,333	992,686
	消去又は全社	(9,716)	(7,826)	(1,890)	(29,131)
	連結	131,683	221,906	△ 90,223	963,554

（注）1. 記載金額は百万円未満を切り捨てて表示しております。
2. 各事業区分の主な内容
(1) 銀行業・・・・・・・・・・銀行業
(2) リース業・・・・・・・・リース業
(3) その他事業・・・・・・証券、ｸﾚｼﾞｯﾄｶｰﾄﾞ、投融資、融資、ﾍﾞﾝﾁｬｰｷｬﾋﾟﾀﾙ、ｼｽﾃﾑ開発・情報処理業

平成19年3月期「第1四半期財務・業績の概況」補足資料

【目　次】

ページ

(注) 1. 【連結】は、三井住友フィナンシャルグループの連結の計数を表示しております。
2. 【単体】は、三井住友銀行単体の計数を表示しております。

1. 損益状況 【連結】

（金額単位 百万円）

	No.	18年度第1四半期	17年度第1四半期比	17年度第1四半期	17年度（参考）
連結粗利益	1	385,158	△ 86,035	471,193	2,090,149
資金利益	2	275,312	6,296	269,016	1,161,607
信託報酬	3	703	260	443	8,631
役務取引等利益	4	131,972	11,807	120,165	619,591
特定取引利益	5	52,179	55,626	△ 3,447	32,807
その他業務利益	6	△ 75,009	△ 160,024	85,015	267,511
営業経費	7	△ 217,129	1,258	△ 218,387	△ 853,796
不良債権処理額	8	△ 39,915	6,718	△ 46,633	△ 333,571
貸出金償却	9	△ 21,687	△ 5,311	△ 16,376	△ 69,355
個別貸倒引当金繰入額	10	△ 22,530	25,482	△ 48,012	△ 45,047
一般貸倒引当金繰入額	11	5,952	△ 27,422	33,374	△ 120,078
その他	12	△ 1,650	13,969	△ 15,619	△ 99,091
株式等損益	13	3,999	△ 13,615	17,614	47,119
持分法による投資損益	14	3,591	121	3,470	31,887
その他	15	△ 4,020	1,331	△ 5,351	△ 18,233
経常利益	16	131,683	△ 90,223	221,906	963,554
特別損益	17	34,466	42,968	△ 8,502	79,807
うち減損損失	18	△ 1,399	8,012	△ 9,411	△ 12,303
うち償却債権取立益	19	197	△ 31	228	31,584
うち退職給付信託返還益	20	36,330	36,330	－	－
税金等調整前四半期（当期）純利益	21	166,150	△ 47,253	213,403	1,043,362
法人税、住民税及び事業税	22	△ 20,673	△ 6,080	△ 14,593	△ 69,818
法人税等調整額	23	△ 10,612	△ 11,941	1,329	△ 226,901
少数株主利益	24	△ 14,786	△ 2,437	△ 12,349	△ 59,800
四半期（当期）純利益	25	120,077	△ 67,712	187,789	686,841

（注）1. 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。

2. 連結粗利益＝（資金運用収益－資金調達費用）＋信託報酬＋（役務取引等収益－役務取引等費用）＋（特定取引収益－特定取引費用）＋（その他業務収益－その他業務費用）

	No.	18年度第1四半期	17年度第1四半期比	17年度第1四半期	17年度（参考）
与信関係費用（8+19）	26	△ 39,717	6,916	△ 46,633	△ 301,987

（注）平成18年度第1四半期及び平成17年度は、償却債権取立益を与信関係費用に含めております。

〔ご参考〕

（金額単位 億円）

	No.	18年度第1四半期	17年度第1四半期比	17年度第1四半期	17年度（参考）
連結業務純益	27	1,611	△ 860	2,471	12,254

（注）連結業務純益＝三井住友銀行業務純益（一般貸倒引当金繰入前）＋他の連結会社の経常利益（臨時要因調整後）＋持分法適用会社経常利益×持分割合－内部取引（配当等）

（連結対象会社数）

（単位 社）

	No.	18年6月末	18年3月末比	18年3月末	17年6月末（参考）
連結子会社数	28	162	－	162	164
持分法適用会社数	29	63	－	63	51

2. 損益状況 【三井住友銀行単体】

（金額単位 百万円）

		18年度第1四半期	17年度第1四半期比	17年度第1四半期	17年度（参考）
業務粗利益	1	254,828	△ 88,820	343,648	1,552,033
（除く国債等債券損益）	2	(325,195)	(7,948)	(317,247)	(1,562,354)
資金利益	3	222,714	1,742	220,972	954,544
信託報酬	4	700	257	443	8,626
役務取引等利益	5	69,029	3,979	65,050	366,675
特定取引利益	6	45,679	54,248	△ 8,569	11,937
その他業務利益	7	△ 83,294	△ 149,046	65,752	210,248
（うち国債等債券損益）	8	(△ 70,366)	(△ 96,766)	(26,400)	(△ 10,320)
経費（除く臨時処理分）	9	△ 151,327	△ 1,566	△ 149,761	△ 586,459
人件費	10	△ 51,896	1,251	△ 53,147	△ 192,359
物件費	11	△ 92,436	△ 3,823	△ 88,613	△ 360,720
税金	12	△ 6,994	1,006	△ 8,000	△ 33,379
業務純益（一般貸倒引当金繰入前）	13	103,501	△ 90,386	193,887	965,573
（除く国債等債券損益）	14	(173,868)	(6,382)	(167,486)	(975,894)
一般貸倒引当金繰入額	15	4,161	△ 16,287	20,448	△ 154,980
業務純益	16	107,663	△ 106,672	214,335	810,593
臨時損益	17	△ 34,279	11,095	△ 45,374	△ 89,659
不良債権処理額	18	△ 34,521	15,907	△ 50,428	△ 106,560
貸出金償却	19	△ 15,322	△ 8,268	△ 7,054	△ 12,650
個別貸倒引当金繰入額	20	△ 17,553	24,186	△ 41,739	△ 15,825
貸出債権売却損等	21	△ 1,757	106	△ 1,863	△ 79,659
特定海外債権引当勘定繰入額	22	111	△ 118	229	1,575
株式等損益	23	2,996	△ 8,444	11,440	25,460
株式等売却益	24	4,086	△ 11,555	15,641	70,085
株式等売却損	25	△ 48	104	△ 152	△ 13,367
株式等償却	26	△ 1,041	3,007	△ 4,048	△ 31,257
その他臨時損益	27	△ 2,754	3,632	△ 6,386	△ 8,559
経常利益	28	73,384	△ 95,577	168,961	720,933
特別損益	29	34,704	38,287	△ 3,583	25,739
うち動産不動産処分損益	30	―	△ 665	665	1,457
うち固定資産処分損益	31	△ 471	△ 471	―	―
うち減損損失	32	△ 1,173	3,086	△ 4,259	△ 6,300
うち償却債権取立益	33	19	9	10	30,605
うち退職給付信託返還益	34	36,330	36,330	―	―
税引前四半期（当期）純利益	35	108,088	△ 57,289	165,377	746,672
法人税、住民税及び事業税	36	△ 3,175	△ 1,747	△ 1,428	△ 13,512
法人税等調整額	37	△ 28,509	△ 34,222	5,713	△ 213,639
四半期（当期）純利益	38	76,403	△ 93,260	169,663	519,520
与信関係費用（15+18+33）	39	△ 30,340	△ 360	△ 29,980	△ 230,935

(注)1. 記載金額は百万円未満を切り捨てて表示しております。また、金額が損失又は減益には△を付しております。
2. 平成18年度第1四半期及び平成17年度は、償却債権取立益を与信関係費用に含めております。

3. 自己資本比率(第一基準)

【連結】 (金額単位 億円)

		18年6月末	18年3月末比	18年3月末(参考)
(1)自己資本比率	1	11.57%	△ 0.82%	12.39%
(2)Tier Ⅰ	2	44,971	△ 1,488	46,459
(3)Tier Ⅱ	3	39,264	△ 1,413	40,677
①TierⅡに算入された有価証券含み益	4	5,190	△ 1,038	6,278
②TierⅡに算入された土地再評価差額金	5	397	△ 2	399
③TierⅡに算入された一般貸倒引当金	6	7,360	△ 66	7,426
④TierⅡに算入された劣後ローン(社債)残高	7	26,318	△ 256	26,574
(4)控除項目	8	6,697	504	6,193
(5)自己資本 (2)+(3)−(4)	9	77,538	△ 3,406	80,944
(6)リスクアセット	10	669,811	16,588	653,223

4. 金融再生法開示債権

【連結】 (金額単位 億円)

		18年6月末	18年3月末比	18年3月末(参考)	17年6月末(参考)
破産更生債権及びこれらに準ずる債権	11	2,388	△ 113	2,501	4,338
危険債権	12	5,825	175	5,650	10,516
要管理債権	13	4,639	△ 135	4,774	6,880
合計(A)	14	12,852	△ 73	12,925	21,734
正常債権	15	623,902	16,591	607,311	575,637
総計(B)	16	636,754	16,518	620,236	597,371
不良債権比率(A/B)	17	2.0%	△ 0.1%	2.1%	3.6%
直接減額実施額		8,289	298	7,991	15,279

(注)金融再生法開示債権には、貸出金の他、支払承諾見返、仮払金その他の与信性資産が含まれております。

【三井住友銀行単体】 (金額単位 億円)

		18年6月末	18年3月末比	18年3月末(参考)	17年6月末(参考)
破産更生債権及びこれらに準ずる債権	18	1,552	△ 93	1,645	3,429
危険債権	19	4,892	158	4,734	9,221
要管理債権	20	3,069	△ 153	3,222	4,297
合計(A)	21	9,513	△ 88	9,601	16,947
正常債権	22	574,731	14,882	559,849	538,838
総計(B)	23	584,244	14,794	569,450	555,785
不良債権比率(A/B)	24	1.6%	△ 0.1%	1.7%	3.0%
直接減額実施額		6,259	223	6,036	12,747

5. 有価証券の評価損益

【連結】

（金額単位　億円）

		18年6月末					（参考）18年3月末			
		貸借対照表価額	評価損益	18年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	1	12,464	△ 372	△ 64	3	△ 375	12,504	△ 308	6	△ 314
その他有価証券	2	212,656	11,422	△2,312	15,038	△3,616	238,433	13,734	17,712	△3,978
株式	3	38,326	14,396	△2,631	14,662	△ 266	40,086	17,027	17,221	△ 194
債券	4	131,179	△2,350	622	7	△2,357	149,054	△2,972	10	△2,982
その他	5	43,151	△ 624	△ 303	369	△ 993	49,293	△ 321	481	△ 802
その他の金銭の信託	6	28	2	△ 0	2	△ 0	29	2	2	—
合　　計	7	225,148	11,052	△2,376	15,043	△3,991	250,966	13,428	17,720	△4,292
株式	8	38,326	14,396	△2,631	14,662	△ 266	40,086	17,027	17,221	△ 194
債券	9	143,447	△2,725	558	7	△2,732	161,321	△3,283	13	△3,296
その他	10	43,375	△ 619	△ 303	374	△ 993	49,559	△ 316	486	△ 802

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権及び貸付債権信託受益権等も含めております。
2. 評価損益のうち、株式については主に期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は連結貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、18年3月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が32億円ありますので、資本直入処理の対象となる額は、同額加算されます。

【三井住友銀行単体】

（金額単位　億円）

		18年6月末					（参考）18年3月末			
		貸借対照表価額	評価損益	18年3月末比	評価益	評価損	貸借対照表価額	評価損益	評価益	評価損
満期保有目的	11	12,361	△ 372	△ 64	3	△ 375	12,361	△ 308	6	△ 314
子会社・関連会社株式	12	15,356	1,811	△ 865	1,975	△ 164	15,288	2,676	2,703	△ 27
その他有価証券	13	199,349	10,970	△2,193	14,392	△3,422	225,204	13,163	16,957	△3,794
株式	14	36,722	13,816	△2,508	14,045	△ 229	38,416	16,324	16,499	△ 175
債券	15	123,634	△2,217	605	5	△2,222	141,746	△2,822	8	△2,830
その他	16	38,993	△ 629	△ 290	342	△ 971	45,042	△ 339	450	△ 789
その他の金銭の信託	17	28	2	△ 0	2	△ 0	29	2	2	—
合　　計	18	227,094	12,411	△3,122	16,372	△3,961	252,882	15,533	19,668	△4,135
株式	19	42,936	15,627	△3,373	16,020	△ 393	44,579	19,000	19,202	△ 202
債券	20	135,899	△2,591	542	6	△2,597	154,010	△3,133	10	△3,143
その他	21	48,259	△ 625	△ 291	346	△ 971	54,293	△ 334	456	△ 790

（注）1.「有価証券」のほか、「現金預け金」中の譲渡性預け金並びに「買入金銭債権」中の商品投資受益権及び貸付債権信託受益権も含めております。
2. 評価損益のうち、子会社・関連会社株式に該当しない株式については期末日前1カ月の平均時価に、それ以外は期末日の時価に基づいております。
3. その他有価証券及びその他の金銭の信託については、時価評価しておりますので、評価損益は貸借対照表価額と取得原価（又は償却原価）との差額を計上しております。
なお、18年3月末のその他有価証券の評価損益のうち、時価ヘッジの適用により費用に計上した額が32億円ありますので、資本直入処理の対象となる額は、同額加算されます。

6. デリバティブ取引の概要（繰延ヘッジ会計適用分）【三井住友銀行単体】

（金額単位　億円）

	18年6月末				（参考）18年3月末			
	資産	負債	ネット資産	ネット繰延利益	資産	負債	ネット資産	ネット繰延利益
金利スワップ	377	1,090	△713	△1,747	465	1,010	△545	△1,704
通貨スワップ	60	57	3	6	33	56	△ 23	8
その他	24	22	2	119	64	33	31	24
合　計	461	1,169	△708	△1,622	562	1,099	△537	△1,672

（注）1. デリバティブ取引については、時価をもって貸借対照表価額としております。
2. ヘッジ会計の方法として、金融商品会計実務指針に基づく個別の繰延ヘッジ又は時価ヘッジのほか、日本公認会計士協会業種別監査委員会報告第24号及び第25号に基づく銀行業固有の繰延ヘッジを適用しております。
3. ネット繰延利益については、税効果会計適用前の金額を記載しております。

〔補足〕金利スワップ（繰延ヘッジ会計適用分）の残存期間別想定元本は以下のとおりであります。

（金額単位　億円）

	18年6月末				（参考）18年3月末			
	1年以内	1年超5年以内	5年超	合　計	1年以内	1年超5年以内	5年超	合　計
受取固定・支払変動	55,092	140,586	46,575	242,253	55,875	160,615	50,453	266,943
受取変動・支払固定	5,539	38,576	59,394	103,509	9,034	55,643	56,355	121,032
受取変動・支払変動	2,545	2,308	208	5,061	2,538	2,307	208	5,053
金利ｽﾜｯﾌﾟ想定元本合計	63,176	181,470	106,177	350,823	67,447	218,565	107,016	393,028

7. 預金、貸出金の残高【三井住友銀行単体】

（金額単位　億円）

	18年6月末	18年3月末比	18年3月末（参考）	17年6月末（参考）
国　内　預　金	626,386	△　4,691	631,077	603,581
うち個人預金	332,278	4,675	327,603	327,002

（注）本支店間未達勘定整理前の計数であり、譲渡性預金及び特別国際金融取引勘定分を除いております。

貸　　出　　金	529,352	10,776	518,576	500,391

8. ROE【連結】

（単位　%）

	18年度第1四半期	17年度比	17年度
連結ベースROE	11.4	△ 7.6	19.0

（注）連結ベースＲＯＥ（完全希薄化後）＝ 四半期純利益×年間日数÷四半期中日数 ／ ｛前年度末資本の部合計＋（期末純資産の部合計－期末少数株主持分）｝÷2 × １００

July 28, 2006
Sumitomo Mitsui Financial Group

SMFG

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Consolidated Financial Results for the First Quarter ended June 30, 2006 (Unaudited)

File No. 82-4395
Exhibit A8(d)
(English Translation)

Head Office: 1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo, Japan
Stock Exchange Listings: Tokyo Stock Exchange, Osaka Securities Exchange, Nagoya Stock Exchange (code: 8316)
URL: http://www.smfg.co.jp
President: Teisuke Kitayama
Date of Approval of the Consolidated Financial Statements by the Board of Directors: July 28, 2006

1. Accounting Policy
(1) Simplified accounting method is not applied.
(2) There is no change in accounting methods.
(3) Changes in scope of consolidation and application of the equity method (change from March 2006)
Consolidation: Newly consolidated 5, Excluded 5 Equity method: Newly applied 1, Excluded 1

2. Financial Results (for the three months ended June 30, 2006) Amounts less than one million yen have been omitted.
(1) Operating Results (Millions of yen, except per share data and percentages)

	Ordinary Income		Ordinary Profit		Net Income	
Three months ended June 30, 2006	¥ 859,754	3.7%	¥ 131,683	(40.7) %	¥ 120,077	(36.1) %
Three months ended June 30, 2005	828,753	2.7	221,906	9.3	187,789	10.5
(Ref.) Fiscal year ended March 31, 2006	3,705,136	3.5	963,554	–	686,841	–

	Net Income Per Share	Net Income Per Share (Diluted)
Three months ended June 30, 2006	¥ 16,187.99	¥ 13,322.27
Three months ended June 30, 2005	27,961.24	21,167.15
(Ref.) Fiscal year ended March 31, 2006	94,733.62	75,642.94

Notes:
1. Equity in earnings of affiliates
for the three months ended June 30, 2006: 3,591 million yen
for the three months ended June 30, 2005: 3,470 million yen (Ref.) for the fiscal year ended March 31, 2006: 31,887 million yen
2. Average number of common stocks outstanding (consolidated)
for the three months ended June 30, 2006: 7,417,697 shares
for the three months ended June 30, 2005: 6,716,080 shares (Ref.) for the fiscal year ended March 31, 2006: 6,978,978 shares

(2) Financial Position (Millions of yen, except per share data and percentages)

	Total Assets	Net Assets	Net Assets Ratio	Net Assets per Share	Capital Ratio
June 30, 2006	¥ 103,111,967	¥ 5,123,093	3.9%	¥ 371,063.62	11.57%
June 30, 2005	100,570,490	2,910,562	2.9	209,436.50	10.35
(Ref.) March 31, 2006	107,010,575	4,454,399	4.2	400,168.90	12.39

Notes:
1. Number of common stocks outstanding (consolidated)
as of June 30, 2006: 7,417,675 shares as of June 30, 2005: 6,845,409 shares (Ref.) as of March 31, 2006: 7,417,865 shares
2. Net assets ratio = (Net assets at period-end – Minority interests at period-end) / Total assets at period-end

3. Earnings Forecast (for the fiscal year ending March 31, 2007)
Earnings forecast shown below that was announced on May 23, 2006 remains unchanged.

(Millions of yen)

	Ordinary Income	Ordinary Profit	Net Income
Six months ending September 30, 2006	¥ 1,750,000	¥ 440,000	¥ 260,000
Fiscal year ending March 31, 2007	3,700,000	1,010,000	570,000

(Reference) Forecasted net income per share for the fiscal year ending March 31, 2007 is 72,746.62 yen.
(*)Number of common stock is expected to increase by 249,015 due to the share exchange scheduled in September 2006. Therefore, the forecasted net income per share is calculated assuming that forecasted average number of common stocks issued is 7,500,148.

This document contains certain forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may materially differ from those contained in the forward-looking statements as a result of various factors.
The following items are among the factors that could cause actual results to differ materially from the forward-looking statements in this document: business conditions in the banking industry, the regulatory environment, new legislation, competition with other financial services companies, changing technology and evolving banking industry standards and similar matters.

Sumitomo Mitsui Financial Group (SMFG) reports the financial results for the three months ended June 30, 2006.

Operating Results

Gross banking profit of Sumitomo Mitsui Banking Corporation (SMBC), a major subsidiary of SMFG, decreased ¥88.8 billion year on year to ¥254.8 mainly because SMBC recorded losses on bonds of ¥70.4 billion, versus gains of ¥26.4 billion a year earlier, due to reduction in bond portfolio under rising interest rates. Gross banking profit (excluding losses on bonds) increased ¥7.9 billion mainly due to the good performance in fees and commissions from sales of investment trust and pension-type insurance, securities intermediary services. Other subsidiaries also increased their gross profits steadily as a result of continuous efforts to strengthen each subsidiary's business and promote collaboration among these companies. Accordingly, SMFG's consolidated gross profit decreased ¥86.0 billion year on year to ¥385.2 billion.

We continued to seek higher efficiency in the existing operations while actively allocating resources into strategic areas. Consequently, general and administrative expenses remained almost unchanged compared with a year earlier.

Credit cost decreased ¥6.9 billion year on year to ¥39.7 billion.

As a result of the factors mentioned above, on a consolidated basis, SMFG recorded ordinary profit of ¥131.7 billion, a year-on-year decrease of ¥90.2 billion and net income of ¥120.1 billion, a year-on-year decrease of ¥67.7 billion.

<Consolidated> (Billions of yen)

	Three months ended June 30, 2006	Change from the three months ended June 30, 2005	Year ended March 31, 2006 (reference)
Gross profit	**385.2**	(86.0)	2,090.1
General and administrative expenses	**(217.1)**	+ 1.3	(853.8)
Credit cost	**(39.7)**	+ 6.9	(302.0)
Ordinary profit	**131.7**	(90.2)	963.6
Net income	**120.1**	(67.7)	686.8

<SMBC, Non-consolidated>

Gross banking profit *[Excluding gains (losses) on bonds]*	**254.8** ***[325.2]***	(88.8) *[+ 7.9]*	1,552.0 *[1,562.4]*
Expenses (excluding non-recurring losses)	**(151.3)**	(1.6)	(586.5)
Banking profit (*)	**103.5**	(90.4)	965.6
Credit cost	**(30.3)**	(0.4)	(230.9)
Ordinary profit	**73.4**	(95.6)	720.9
Net income	**76.4**	(93.3)	519.5

(*) Banking profit (before provision for general reserve for possible loan losses)

Changes in Financial Position

On a consolidated basis, SMFG's total assets as of June 30, 2006 decreased ¥3,898.6 billion to ¥103,112.0 billion, compared with March 31, 2006. Net assets amounted to ¥5,123.1 billion. Stockholders' equity was ¥3,434.0 billion as a result of repurchasing and retiring own shares and recording net income.

Deposits increased ¥1,219.7 billion to ¥72,053.8 billion. Loans and bills discounted also increased ¥1,277.7 billion to ¥58,544.9 billion. On a non-consolidated basis, SMBC increased the balance of loans and bills discounted to ¥52,935.2 billion, an increase of ¥1,077.6 billion from March 31, 2006, as a result of active promotion to meet customers' needs domestically and internationally.

Changes in capital ratio and problem assets in the first quarter are as follows:

(1) Capital ratio

SMFG's consolidated capital ratio as of June 30, 2006 was 11.57%, a decrease of 0.82% from March 31, 2006 due mainly to a decrease in capital resulting from partially repaying public funds. Consolidated Tier I capital ratio was 6.71%. The ratio of net deferred tax assets to consolidated Tier I capital was 25.7%.

<Consolidated>

	June 30, 2006	Change from March 31, 2006	March 31, 2006 (reference)
Capital ratio	**11.57%**	(0.82)%	12.39%
Tier I capital ratio	**6.71%**	(0.40)%	7.11%
Net deferred tax assets / Tier I capital	**25.7%**	4.1%	21.6%

(2) Problem assets

On a consolidated basis, problem assets (non-performing loans as defined under the Financial Reconstruction Law) decreased ¥7.3 billion to ¥1,285.2 billion from March 31, 2006 due mainly to off-balancing of non-performing loans.

SMBC's non-consolidated problem assets totaled ¥951.3 billion, a decrease of ¥8.8 billion compared with March 31, 2006. Problem asset ratio was 1.6%, an improvement of 0.1% from March 31, 2006.

SMFG will further reduce non-performing loans through greater efforts for corporate revitalization, prevention of deterioration of borrowers' financial conditions and off-balancing.

<Consolidated> (Billions of yen)

	June 30, 2006	Change from March 31, 2006	March 31, 2006 (reference)
Bankrupt and quasi-bankrupt assets	**238.8**	(11.3)	250.1
Doubtful assets	**582.5**	17.5	565.0
Substandard loans	**463.9**	(13.5)	477.4
Total	**1,285.2**	(7.3)	1,292.5
Problem asset ratio (*)	**2.0%**	(0.1)%	2.1%

<SMBC, Non-consolidated>

	June 30, 2006	Change from March 31, 2006	March 31, 2006 (reference)
Bankrupt and quasi-bankrupt assets	**155.2**	(9.3)	164.5
Doubtful assets	**489.2**	15.8	473.4
Substandard loans	**306.9**	(15.3)	322.2
Total	**951.3**	(8.8)	960.1
Problem asset ratio (*)	**1.6%**	(0.1)%	1.7%

(*) Problem asset ratio = Problem asset / (Problem asset + Normal asset)

Further Strengthening Financial Base

SMFG repurchased and retired all of type 1 preferred shares and part of type 2 preferred shares in the total principal amount of ¥204 billion. SMFG aims to early repay the remaining public fund preferred shares (outstanding balance: ¥896 billion) by the end of this fiscal year, subject to approval of regulatory authorities, taking into consideration our financial position, stock price and economic conditions and other factors.

Financial Outlook

SMFG does not change its earnings forecast for the first half 2006 and the full year 2006, despite the fact that consolidated ordinary profit for the first quarter 2006 is only approximately 30% of the earnings forecast for the first half 2006. This is mainly because:

(1) the business performance is almost in line with the initial plan, excluding the losses on bonds resulting from a reduction in bond portfolio,

(2) the impact of rise in interest rates on our performance hereafter is uncertain.

1. Consolidated Balance Sheets

(Millions of yen)

	June 30, 2006 (A)	March 31, 2006 (B)	Change (A) - (B)	June 30, 2005
Assets:				
Cash and due from banks	4,086,055	7,107,469	(3,021,414)	4,574,300
Call loans and bills bought	721,582	651,905	69,677	441,684
Receivables under resale agreements	171,220	117,474	53,746	265,867
Receivables under securities borrowing transactions	1,682,269	1,956,650	(274,381)	1,851,912
Commercial paper and other debt purchased	838,517	633,760	204,757	599,072
Trading assets	4,137,551	4,078,025	59,526	4,188,225
Money held in trust	2,796	2,912	(116)	1,556
Securities	22,803,762	25,505,861	(2,702,099)	22,724,900
Loans and bills discounted	58,544,893	57,267,203	1,277,690	54,872,753
Foreign exchanges	1,067,585	947,744	119,841	968,288
Other assets	3,251,411	3,403,832	(152,421)	4,149,660
Premises and equipment	–	806,369	(806,369)	812,862
Tangible fixed assets	704,356	–	704,356	–
Intangible fixed assets	197,450	–	197,450	–
Lease assets	992,175	999,915	(7,740)	1,001,907
Deferred tax assets	1,206,376	1,051,609	154,767	1,570,431
Goodwill	–	6,612	(6,612)	11,689
Customers' liabilities for acceptances and guarantees	3,736,342	3,508,695	227,647	3,754,553
Reserve for possible loan losses	(1,032,381)	(1,035,468)	3,087	(1,219,177)
Total assets	103,111,967	107,010,575	(3,898,608)	100,570,490
Liabilities:				
Deposits	72,053,800	70,834,125	1,219,675	69,549,235
Negotiable certificates of deposit	3,277,646	2,708,643	569,003	3,413,181
Call money and bills sold	2,875,419	8,016,410	(5,140,991)	4,019,595
Payables under repurchase agreements	593,533	396,205	197,328	216,713
Payables under securities lending transactions	2,340,561	2,747,125	(406,564)	3,464,631
Commercial paper	–	10,000	(10,000)	52,800
Trading liabilities	2,960,197	2,908,158	52,039	2,381,603
Borrowed money	2,168,423	2,133,707	34,716	2,145,343
Foreign exchanges	491,036	447,722	43,314	521,273
Short-term bonds	364,200	383,900	(19,700)	361,400
Bonds	4,198,982	4,241,417	(42,435)	4,216,442
Due to trust account	300,998	318,597	(17,599)	40,761
Other liabilities	2,483,618	2,625,594	(141,976)	2,345,126
Reserve for employee bonuses	7,181	25,300	(18,119)	7,371
Reserve for employee retirement benefits	36,595	36,786	(191)	35,302
Reserve for expenses related to EXPO 2005 Japan	–	–	–	255
Other reserves	1,136	1,141	(5)	1,092
Deferred tax liabilities	49,268	49,484	(216)	45,306
Deferred tax liabilities for land revaluation	49,929	50,133	(204)	50,728
Acceptances and guarantees	3,736,341	3,508,695	227,646	3,754,553
Total liabilities	97,988,874	101,443,151	(3,454,277)	96,622,717
Minority interests	–	1,113,025	(1,113,025)	1,037,210

(Continued)

(Millions of yen)

	June 30, 2006 (A)	March 31, 2006 (B)	Change (A) - (B)	June 30, 2005
Stockholders' equity:				
Capital stock	—	1,420,877	(1,420,877)	1,352,651
Capital surplus	—	1,229,225	(1,229,225)	974,347
Retained earnings	—	992,064	(992,064)	491,021
Land revaluation excess	—	38,173	(38,173)	40,195
Net unrealized gains on other securities	—	819,927	(819,927)	394,932
Foreign currency translation adjustments	—	(41,475)	41,475	(72,436)
Treasury stock	—	(4,393)	4,393	(270,150)
Total stockholders' equity	—	4,454,399	(4,454,399)	2,910,562
Total liabilities, minority interests and stockholders' equity	—	107,010,575	(107,010,575)	100,570,490
Net assets:				
Capital stock	1,420,877	—	1,420,877	—
Capital surplus	953,317	—	953,317	—
Retained earnings	1,064,428	—	1,064,428	—
Treasury stock	(4,658)	—	(4,658)	—
Total stockholders' equity	3,433,965	—	3,433,965	—
Net unrealized gains on other securities	678,820	—	678,820	—
Gains on deferred hedge	(102,673)	—	(102,673)	—
Land revaluation excess	37,933	—	37,933	—
Foreign currency translation adjustments	(39,313)	—	(39,313)	—
Total valuation and translation adjustments	574,767	—	574,767	—
Minority interests	1,114,361	—	1,114,361	—
Total net assets	5,123,093	—	5,123,093	—
Total liabilities and net assets	103,111,967	—	103,111,967	—

(Note) Amounts less than one million yen have been omitted.

2. Consolidated Statements of Income

(Millions of yen)

	Three months ended June 30, 2006 (A)	Three months ended June 30, 2005 (B)	Change (A) - (B)	Year ended March 31, 2006 (Condensed)
Ordinary income	859,754	828,753	31,001	3,705,136
Interest income	427,936	372,573	55,363	1,662,600
Interest on loans and discounts	313,341	289,657	23,684	1,214,142
Interest and dividends on securities	69,430	49,141	20,289	317,352
Trust fees	703	443	260	8,631
Fees and commissions	158,188	144,411	13,777	703,928
Trading profits	54,444	2,365	52,079	32,807
Other operating income	207,288	280,445	(73,157)	1,144,147
Other income	11,192	28,513	(17,321)	153,021
Ordinary expenses	728,070	606,846	121,224	2,741,582
Interest expenses	152,623	103,557	49,066	500,993
Interest on deposits	84,295	51,551	32,744	266,648
Fees and commissions	26,216	24,245	1,971	84,336
Trading losses	2,265	5,812	(3,547)	—
Other operating expenses	282,297	195,430	86,867	876,635
General and administrative expenses	217,129	218,387	(1,258)	853,796
Other expenses	47,537	59,412	(11,875)	425,819
Ordinary profit	131,683	221,906	(90,223)	963,554
Extraordinary gains	36,665	3,153	33,512	97,952
Extraordinary losses	2,199	11,656	(9,457)	18,144
Income before income taxes and minority interests	166,150	213,403	(47,253)	1,043,362
Income taxes, Current	20,673	14,593	6,080	69,818
Income taxes, Deferred	10,612	(1,329)	11,941	226,901
Minority interests in net income	14,786	12,349	2,437	59,800
Net income	120,077	187,789	(67,712)	686,841

(Note) Amounts less than one million yen have been omitted.

3. Consolidated Statements of Stockholders' Equity

(Millions of yen)

	Stockholders' equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total stockholders' equity
Balance at March 31, 2006	1,420,877	1,229,225	992,064	(4,393)	3,637,773
Change in the three months					
Cash dividends			(47,951)		(47,951)
Net income			120,077		120,077
Repurchase of own shares				(276,210)	(276,210)
Disposal of treasury shares		9		28	37
Retirement of treasury shares		(275,916)		275,916	—
Increase due to increase of subsidiaries			0		0
Increase due to decrease of subsidiaries			8		8
Decrease due to decrease of subsidiaries			(2)		(2)
Transfer from land revaluation excess			231		231
Net change in the items other than stockholder's equity in the three months					
Total	—	(275,907)	72,364	(264)	(203,808)
Balance at June 30, 2006	1,420,877	953,317	1,064,428	(4,658)	3,433,965

(Millions of yen)

	Valuation and translation adjustments						
	Net unrealized gains on other securities	Gains on deferred hedge	Land revaluation excess	Foreign currency translation adjustments	Total valuation and translation adjustments	Minority interests	Total net assets
Balance at March 31, 2006	819,927	—	38,173	(41,475)	816,625	1,113,025	5,567,424
Change in the three months							
Cash dividends							(47,951)
Net income							120,077
Repurchase of own shares							(276,210)
Disposal of treasury shares							37
Retirement of treasury shares							—
Increase due to increase of subsidiaries							0
Increase due to decrease of subsidiaries							8
Decrease due to decrease of subsidiaries							(2)
Transfer from land revaluation excess							231
Net change in the items other than stockholder's equity in the three months	(141,106)	(102,673)	(240)	2,161	(241,858)	1,335	(240,522)
Total	(141,106)	(102,673)	(240)	2,161	(241,858)	1,335	(444,331)
Balance at June 30, 2006	678,820	(102,673)	37,933	(39,313)	574,767	1,114,361	5,123,093

(Note) Amounts less than one million yen have been omitted.

4. Segment Information

Business segment information

(Millions of yen)

	Three months ended June 30, 2006 (A)	Three months ended June 30, 2005 (B)	Change (A) - (B)	Year ended March 31, 2006
Ordinary profit				
Banking Business	92,647	181,895	(89,248)	766,278
Leasing business	9,878	11,572	(1,694)	45,277
Other business	38,874	36,265	2,609	181,130
Subtotal	141,400	229,733	(88,333)	992,686
Elimination and unallocated corporate assets	(9,716)	(7,826)	(1,890)	(29,131)
Consolidated	131,683	221,906	(90,223)	963,554

(Notes)

1. Amounts less than one million yen have been omitted.
2. "Other" includes securities, credit card, investment banking, loans, venture capital, system development and data processing business.

First Quarter Financial Results for the Three Months ended June 30, 2006 - Supplementary Information -

<Table of Contents>

<Consolidated> ... SMFG's consolidated figures
<Non-consolidated> ... SMBC's non-consolidated figures

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Banking Corporation

1. Operating Results <Consolidated>

(Millions of yen)

		Three months ended June 30, 2006 (A)	Change (A) - (B)	Three months ended June 30, 2005 (B)	<Reference> Year ended Mar.31, 2006
Consolidated gross profit	1	385,158	(86,035)	471,193	2,090,149
Net interest income	2	275,312	6,296	269,016	1,161,607
Trust fees	3	703	260	443	8,631
Net fees and commissions	4	131,972	11,807	120,165	619,591
Net trading income	5	52,179	55,626	(3,447)	32,807
Net other operating income	6	(75,009)	(160,024)	85,015	267,511
General and administrative expenses	7	(217,129)	1,258	(218,387)	(853,796)
Total credit costs	8	(39,915)	6,718	(46,633)	(333,571)
Write-off of loans	9	(21,687)	(5,311)	(16,376)	(69,355)
Provision for specific reserve for possible loan losses	10	(22,530)	25,482	(48,012)	(45,047)
Provision for general reserve for possible loan losses	11	5,952	(27,422)	33,374	(120,078)
Other credit cost	12	(1,650)	13,969	(15,619)	(99,091)
Gains (losses) on stocks	13	3,999	(13,615)	17,614	47,119
Equity in earnings of affiliates	14	3,591	121	3,470	31,887
Other income (expenses)	15	(4,020)	1,331	(5,351)	(18,233)
Ordinary profit	16	131,683	(90,223)	221,906	963,554
Extraordinary gains (losses)	17	34,466	42,968	(8,502)	79,807
Losses on impairment of fixed assets	18	(1,399)	8,012	(9,411)	(12,303)
Gains on collection of written-off claims	19	197	(31)	228	31,584
Gains on return of securities from employee retirement benefits trust	20	36,330	36,330	—	—
Income before income taxes and minority interests	21	166,150	(47,253)	213,403	1,043,362
Income taxes, current	22	(20,673)	(6,080)	(14,593)	(69,818)
Income taxes, deferred	23	(10,612)	(11,941)	1,329	(226,901)
Minority interests in net income	24	(14,786)	(2,437)	(12,349)	(59,800)
Net income	25	120,077	(67,712)	187,789	686,841

(Notes)

1. Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
2. Consolidated gross profit = (Interest income - interest expenses) + Trust fees + (Fees and commissions (income) - Fees and commissions (expenses)) + (Trading profits - Trading losses) + (Other income - Other expenses)

Total credit cost (8)+(19)	26	(39,717)	6,916	(46,633)	(301,987)

(Note) Total credit cost for the three months ended June 30, 2006 and the year ended March 31, 2006 includes gains on collection of written-off claims.

<Reference> (Billions of yen)

Consolidated net business profit	27	161.1	(86.0)	247.1	1,225.4

(Note) Consolidated net business profit = (SMBC Non-consolidated banking profit (before provision for general reserve for possible loan losses)) + (Other consolidated subsidiaries' ordinary profit (excluding non-recurring items) + (Affiliates' ordinary profit) X (Ownership ratio) - (Internal transaction (dividends, etc.))

(Number of consolidated subsidiaries and affiliates)

		June 30, 2006	Change	Mar. 31, 2006	<Reference> June 30, 2005
Consolidated subsidiaries	28	162	—	162	164
Affiliates accounted for by the equity method	29	63	—	63	51

2. Operating Results <SMBC, Nonconsolidated>

(Millions of yen)

		Three months ended June 30, 2006 (A)	Change (A) - (B)	Three months ended June 30, 2005 (B)	<Reference> Year ended Mar.31, 2006
Gross banking profit	1	254,828	(88,820)	343,648	1,552,033
Excluding gains (losses) on bonds	2	*325,195*	*7,948*	*317,247*	*1,562,354*
Net interest income	3	222,714	1,742	220,972	954,544
Trust fees	4	700	257	443	8,626
Net fees and commissions	5	69,029	3,979	65,050	366,675
Net trading income	6	45,679	54,248	(8,569)	11,937
Net other operating income	7	(83,294)	(149,046)	65,752	210,248
Gains (losses) on bonds	8	*(70,366)*	*(96,766)*	*26,400*	*(10,320)*
Expenses (excluding non-recurring losses)	9	(151,327)	(1,566)	(149,761)	(586,459)
Personnel expenses	10	(51,896)	1,251	(53,147)	(192,359)
Non-personnel expenses	11	(92,436)	(3,823)	(88,613)	(360,720)
Taxes	12	(6,994)	1,006	(8,000)	(33,379)
Banking profit (before provision for general reserve for possible loan losses)	13	103,501	(90,386)	193,887	965,573
Excluding gains (losses) on bonds	14	*173,868*	*6,382*	*167,486*	*975,894*
Provision for general reserve for possible loan losses	15	4,161	(16,287)	20,448	(154,980)
Banking profit	16	107,663	(106,672)	214,335	810,593
Non-recurring gains (losses)	17	(34,279)	11,095	(45,374)	(89,659)
Credit related costs	18	(34,521)	15,907	(50,428)	(106,560)
Write-off of loans	19	(15,322)	(8,268)	(7,054)	(12,650)
Provision for specific reserve for possible loan losses	20	(17,553)	24,186	(41,739)	(15,825)
Losses on sale of delinquent loans	21	(1,757)	106	(1,863)	(79,659)
Provision for loan loss reserve for specific overseas countries	22	111	(118)	229	1,575
Gains (losses) on stocks	23	2,996	(8,444)	11,440	25,460
Gains on sale of stocks	24	4,086	(11,555)	15,641	70,085
Losses on sale of stocks	25	(48)	104	(152)	(13,367)
Losses on devaluation of stocks	26	(1,041)	3,007	(4,048)	(31,257)
Other non-recurring gains (losses)	27	(2,754)	3,632	(6,386)	(8,559)
Ordinary profit	28	73,384	(95,577)	168,961	720,933
Extraordinary gains (losses)	29	34,704	38,287	(3,583)	25,739
Gains (losses) on disposal of premises and equipment	30	–	(665)	665	1,457
Gains (losses) on disposal of fixed assets	31	(471)	(471)	–	–
Losses on impairment of fixed assets	32	(1,173)	3,086	(4,259)	(6,300)
Gains on collection of written-off claims	33	19	9	10	30,605
Gains on return of securities from employee retirement benefits trust	34	36,330	36,330	–	–
Income before income taxes	35	108,088	(57,289)	165,377	746,672
Income taxes, current	36	(3,175)	(1,747)	(1,428)	(13,512)
Income taxes, deferred	37	(28,509)	(34,222)	5,713	(213,639)
Net income	38	76,403	(93,260)	169,663	519,520

Total credit cost (15)+(18)+(33)	39	(30,340)	(360)	(29,980)	(230,935)

(Notes)

1. Amounts less than one million yen have been omitted. Figures in parenthesis indicate the amount of loss or decrease.
2. Total credit cost for the three months ended June 30, 2006 and the year ended March 31, 2006 includes gains on collection of written-off claims.

3. Capital Ratio

(Billions of yen)

<Consolidated>

		June 30, 2006	Change from Mar. 31, 2006	<Reference> March 31, 2006
(1) Capital ratio	1	11.57%	(0.82)%	12.39%
(2) Tier I capital	2	4,497.1	(148.8)	4,645.9
(3) Tier II capital included as qualifying capital	3	3,926.4	(141.3)	4,067.7
(a) Unrealized gains on securities	4	519.0	(108.8)	627.8
(b) Land revaluation excess	5	39.7	(0.2)	39.9
(c) General reserve for possible loan losses	6	736.0	(6.6)	742.6
(d) Subordinated debt	7	2,631.8	(25.6)	2,657.4
(4) Subtraction items	8	669.7	50.4	619.3
(5) Total capital (2)+(3)-(4)	9	7,753.8	(340.6)	8,094.4
(6) Risk-adjusted assets	10	66,981.1	1,658.8	65,322.3

4. Problem Assets Based on the Financial Reconstruction Law

(Billions of yen)

<Consolidated>

		June 30, 2006	Change from Mar. 31, 2006	<Reference> March 31, 2006	<Reference> June 30, 2005
Bankrupt and quasi-bankrupt assets	11	238.8	(11.3)	250.1	433.8
Doubtful assets	12	582.5	17.5	565.0	1,051.6
Substandard loans	13	463.9	(13.5)	477.4	688.0
Total (A)	14	1,285.2	(7.3)	1,292.5	2,173.4
Normal assets	15	62,390.2	1,659.1	60,731.1	57,563.7
Total (B)	16	63,675.4	1,651.8	62,023.6	59,737.1
Problem asset ratio (A/B)	17	2.0%	(0.1)%	2.1%	3.6%
Amount of direct reduction		828.9	29.8	799.1	1,527.9

(Note) In addition to loans, acceptances and guarantees, suspense payments, and other credit-type assets are included in the "Problem Assets Based on the Financial Reconstruction Law."

(Billions of yen)

<SMBC Non-consolidated>

		June 30, 2006	Change from Mar. 31, 2006	<Reference> March 31, 2006	<Reference> June 30, 2005
Bankrupt and quasi-bankrupt assets	18	155.2	(9.3)	164.5	342.9
Doubtful assets	19	489.2	15.8	473.4	922.1
Substandard loans	20	306.9	(15.3)	322.2	429.7
Total (A)	21	951.3	(8.8)	960.1	1,694.7
Normal assets	22	57,473.1	1,488.2	55,984.9	53,883.8
Total (B)	23	58,424.4	1,479.4	56,945.0	55,578.5
Problem asset ratio (A/B)	24	1.6%	(0.1)%	1.7%	3.0%
Amount of direct reduction		625.9	22.3	603.6	1,274.7

5. Unrealized Gains (Losses) on Securities

<Consolidated>

<Reference> (Billions of yen)

		June 30, 2006					March 31, 2006			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2006	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	1	1,246.4	(37.2)	(6.4)	0.3	(37.5)	1,250.4	(30.8)	0.6	(31.4)
Other securities	2	21,265.6	1,142.2	(231.2)	1,503.8	(361.6)	23,843.3	1,373.4	1,771.2	(397.8)
Stocks	3	3,832.6	1,439.6	(263.1)	1,466.2	(26.6)	4,008.6	1,702.7	1,722.1	(19.4)
Bonds	4	13,117.9	(235.0)	62.2	0.7	(235.7)	14,905.4	(297.2)	1.0	(298.2)
Others	5	4,315.1	(62.4)	(30.3)	36.9	(99.3)	4,929.3	(32.1)	48.1	(80.2)
Other money held in trust	6	2.8	0.2	(0.0)	0.2	(0.0)	2.9	0.2	0.2	-
Total	7	22,514.8	1,105.2	(237.6)	1,504.3	(399.1)	25,096.6	1,342.8	1,772.0	(429.2)
Stocks	8	3,832.6	1,439.6	(263.1)	1,466.2	(26.6)	4,008.6	1,702.7	1,722.1	(19.4)
Bonds	9	14,344.7	(272.5)	55.8	0.7	(273.2)	16,132.1	(328.3)	1.3	(329.6)
Others	10	4,337.5	(61.9)	(30.3)	37.4	(99.3)	4,955.9	(31.6)	48.6	(80.2)

(Notes)

1. The figures above include unrealized gains (losses) on negotiable certificates of deposit bought in "Deposits with banks" and beneficiary claims on commodity investment trust and loan trust in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks are mainly calculated with the average market prices during the final month of the corresponding period. Rest of the securities is valuated at the market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Net unrealized gains (losses) in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
   Net unrealized gains on other securities as of March 31, 2006 include losses of JPY 3.2 billion that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Total net assets.

<SMBC Non-consolidated>

<Reference> (Billions of yen)

		June 30, 2006					March 31, 2006			
		Balance sheet amount	Net unrealized gains (losses)	Change from Mar.2006	Gains	Losses	Balance sheet amount	Net unrealized gains (losses)	Gains	Losses
Held-to-maturity securities	11	1,236.1	(37.2)	(6.4)	0.3	(37.5)	1,236.1	(30.8)	0.6	(31.4)
Stocks of subsidiaries and affiliates	12	1,535.6	181.1	(86.5)	197.5	(16.4)	1,528.8	267.6	270.3	(2.7)
Other securities	13	19,934.9	1,097.0	(219.3)	1,439.2	(342.2)	22,520.4	1,316.3	1,695.7	(379.4)
Stocks	14	3,672.2	1,381.6	(250.8)	1,404.5	(22.9)	3,841.6	1,632.4	1,649.9	(17.5)
Bonds	15	12,363.4	(221.7)	60.5	0.5	(222.2)	14,174.6	(282.2)	0.8	(283.0)
Others	16	3,899.3	(62.9)	(29.0)	34.2	(97.1)	4,504.2	(33.9)	45.0	(78.9)
Other money held in trust	17	2.8	0.2	(0.0)	0.2	(0.0)	2.9	0.2	0.2	-
Total	18	22,709.4	1,241.1	(312.2)	1,637.2	(396.1)	25,288.2	1,553.3	1,966.8	(413.5)
Stocks	19	4,293.6	1,562.7	(337.3)	1,602.0	(39.3)	4,457.9	1,900.0	1,920.2	(20.2)
Bonds	20	13,589.9	(259.1)	54.2	0.6	(259.7)	15,401.0	(313.3)	1.0	(314.3)
Others	21	4,825.9	(62.5)	(29.1)	34.6	(97.1)	5,429.3	(33.4)	45.6	(79.0)

(Notes)

1. The figures above include unrealized gains (losses) on negotiable certificates of deposit bought in "Deposits with banks" and beneficiary claims on commodity investment trust and loan trust in "Commercial paper and other debt purchased."
2. Unrealized gains (losses) on stocks (excluding stocks of subsidiaries and affiliates) are calculated with the average market prices during the final month of the corresponding period. Rest of the securities is valuated at the market prices as of the balance sheet date.
3. Other securities and Other money held in trust are valuated and recorded on the balance sheet at market prices. Net unrealized gains (losses) in the table above indicate the difference between the acquisition cost (or amortized costs) and the balance sheet amounts.
   Net unrealized gains on other securities as of March 31, 2006 include losses of JPY 3.2 billion that were recognized in income statement by applying fair value hedge accounting, which are included in the amount to be directly included in Total net assets.

6. Overview of Derivative Transactions (on Deferred Hedge Accounting Basis)

<SMBC Non-consolidated>

<Reference> (Billions of yen)

	June 30, 2006				March 31, 2006			
	Assets	Liabilities	Net assets	Net deferred gains(losses)	Assets	Liabilities	Net assets	Net deferred gains(losses)
Interest rate swaps	37.7	109.0	(71.3)	(174.7)	46.5	101.0	(54.5)	(170.4)
Currency swaps	6.0	5.7	0.3	0.6	3.3	5.6	(2.3)	0.8
Others	2.4	2.2	0.2	11.9	6.4	3.3	3.1	2.4
Total	46.1	116.9	(70.8)	(162.2)	56.2	109.9	(53.7)	(167.2)

(Notes)

1. Derivative transactions are valuated at fair value in the balance sheet.
2. SMBC applies individual deferred hedge or fair value hedge accounting based on Practical Guidelines for Accounting Standard for Financial Instruments as well as deferred hedge accounting for banking industry based on JICPA Industry Audit Committee Report No.24 and No.25.
3. Net deferred gains (losses) show the amounts before applying tax effect accounting.

(Appendix) Contract amount of interest rate swaps (on deferred hedge accounting basis), classified by maturity

<Reference> (Billions of yen)

	June 30, 2006				March 31, 2006			
	1 year or less	1-5 years	Over 5 years	Total	1 year or less	1-5 years	Over 5 years	Total
Receivable fixed rate /payable floating rate	5,509.2	14,058.6	4,657.5	24,225.3	5,587.5	16,061.5	5,045.3	26,694.3
Receivable floating rate /payable fixed rate	553.9	3,857.6	5,939.4	10,350.9	903.4	5,564.3	5,635.5	12,103.2
Receivable floating rate /payable floating rate	254.5	230.8	20.8	506.1	253.8	230.7	20.8	505.3
Total contract amount	6,317.6	18,147.0	10,617.7	35,082.3	6,744.7	21,856.5	10,701.6	39,302.8

7. Deposits and Loans

(Billions of yen)

<SMBC Non-consolidated>

	June 30, 2006	Change from Mar. 2006	<Reference> March 31, 2006	<Reference> June 30, 2005
Domestic deposits	62,638.6	(469.1)	63,107.7	60,358.1
Individual	33,227.8	467.5	32,760.3	32,700.2

(Note) Calculation based on the numbers before elimination of temporary inter-office accounts, excluding "negotiable certificates of deposit" and offshore banking accounts.

Loans and bills discounted	52,935.2	1,077.6	51,857.6	50,039.1

8. Return on Equity

<Consolidated>

	Three months ended June 30, 2006 (Note)	Change from the year ended March 31, 2006	Year ended March 31, 2006
Fully-diluted ROE	11.4%	(7.6)%	19.0%

(Note)

$$\text{Fully-diluted ROE} = \frac{\text{(Net income) X (number of days in a year) / (number of days in the relevant period)}}{\{\text{(Stockholders' equity at previous fiscal year-end)} + \text{(Total net assets at end of period - Minority interests at end of period)}\} / 2} \text{ X 100}$$

平成１８年7月２８日

各　位

株式会社三井住友フィナンシャルグループ
（コード番号　８３１６）

株式会社オージス総研とさくら情報システム株式会社の業務提携について

当社の連結子会社である株式会社三井住友銀行及びさくら情報システム株式会社が、本日別添のプレスリリースを公表しましたので、お知らせします。

なお、本件に伴う平成 19 年 3 月期業績予想の変更はありません。

以　上

平成１８年7月２８日

各 位

株式会社オージス総研
さくら情報システム株式会社
大阪ガス株式会社
株式会社三井住友銀行

株式会社オージス総研とさくら情報システム株式会社の業務提携について

オージス総研（社長：加藤正和）、さくら情報システム（社長：三浦良二）、大阪ガス（社長：芝野博文）および三井住友銀行（頭取：奥 正之）は、平成１８年5月２３日に締結したオージス総研とさくら情報システムの業務提携にかかる基本合意に基づき、本日、業務提携に関する基本契約を締結しましたのでお知らせいたします。

また、本提携関係をより強固なものとするため、上記基本契約に基づき、三井住友銀行が保有するさくら情報システム株式の一部（34%）を、本日、オージス総研に譲渡しましたのでお知らせいたします。

１．業務提携の概要

(1)システム開発分野での協業
- さくら情報システムの業務ノウハウとオージス総研の『オブジェクト／ＵＭＬモデリング』技術を融合させたシステム開発
- 開発拠点の相互活用

(2)海外事業分野での協業
- オージス総研の提携先である上海のオフショア開発拠点と、さくら情報システムのシンガポール子会社の相互活用

(3)システム運用分野での協業
- オージス総研のコンピュータセンター（大阪市西区）とさくら情報システムのコンピュータセンター（東京都品川区）の相互活用

(4)人材の交流・育成

２．株式譲渡後のさくら情報システムの概要

(1)商　　号	さくら情報システム株式会社	
(2)所 在 地	東京都中央区日本橋本町三丁目4番10号	
(3)事業内容	ソフトウェア開発、情報処理サービス	
(4)設 立 日	昭和47年11月29日	
(5)資 本 金	600百万円	
(6)発行済株式総数	775,000株	
(7)株主構成および所有割合	三井住友銀行	511,500株（66.0%）
	オージス総研	263,500株（34.0%）

以 上

（ご参考）

○株式会社オージス総研の概要

所在地　大阪市西区千代崎三丁目南2番37号
事業内容　ソフトウェア開発、情報処理サービス、コンピュータ機器・ソフトウェア販売
設立日　昭和58年6月29日
資本金　400百万円（平成18年3月末現在）

○大阪ガス株式会社の概要

所在地　大阪市中央区平野町四丁目1番2号
事業内容　ガス事業、熱供給事業、その他附帯事業等
設立日　明治30年4月10日
資本金　132,166百万円（平成18年3月末現在）

○株式会社三井住友銀行の概要

所在地　東京都千代田区有楽町一丁目1番2号
事業内容　銀行業務
設立日　平成8年6月6日
資本金　664,986百万円（平成18年3月末現在）

Sumitomo Mitsui Financial Group, Inc.

Notice regarding Business Alliance between
Osaka Gas Information System Research Institute
and Sakura Information System

TOKYO, July 28, 2006 --- Sumitomo Mitsui Financial Group, Inc. (SMFG) hereby announces that its consolidated subsidiaries, Sumitomo Mitsui Banking Corporation and Sakura Information System, have published the attached press release today.

SMFG's earnings forecast for the fiscal year ending March 31, 2007 remains unchanged.

Osaka Gas Information System Research Institute Co., Ltd.
Sakura Information System Co., Ltd.
Osaka Gas Co. Ltd.
Sumitomo Mitsui Banking Corporation

Notice regarding Business Alliance between Osaka Gas Information System Research Institute and Sakura Information System

Japan, July 28, 2006--- Osaka Gas Information System Research Institute Co., Ltd. (OGIS-RI, President: Masakazu Kato), Sakura Information System Co., Ltd. (SIS, President: Ryoji Miura), Osaka Gas Co. Ltd. (Osaka Gas, President: Hirofumi Shibano) and Sumitomo Mitsui Banking Corporation (SMBC, President: Masayuki Oku) today have entered into a basic contract on business alliance in the field of information service business as basically agreed between OGIS-RI and SIS on May 23, 2006.

In addition, on the basis of the basic contract above, SMBC today transferred part of its holdings of SIS shares (equivalent to 34% of the total SIS shares) to OGIS-RI in order to reinforce the alliance.

1. Outline of business alliance

(1) Cooperation in the field of system development
 (a) System development, combining SIS's know-how and OGIS-RI's technology of "Object/UML (Unified Modeling Language) Modeling"
 (b) Mutual exploitation of development base
(2) Cooperation in foreign operation
 Mutually utilize the development base in Shanghais, OGIS-RI's business partner, and SIS's subsidiary in Singapore.
(3) Cooperation in the field of system operation
 Mutually utilize OGIS-RI's computer center (Nishi-ku, Osaka) and SIS's center (Shinagawa-ku, Tokyo).
(4) Exchange and development of human resources

2. Outline of SIS after the transfer of shares

(1) Company name	Sakura Information System Co., Ltd.
(2) Head office	4-10,Nihonbashihoncho 3-chome,Chuo-ku, Tokyo
(3) Business description	System development and data processing
(4) Date of establishment	November 29, 1972
(5) Capital stock	600 millions of yen
(6) Number of shares issued	775,000 shares
(7) Principal shareholders	SMBC 511,500 shares (66.0%)
	OGIS-RI 263,500 shares (34.0%)

Appendix

Profile of OGIS-RI

Company name	Osaka Gas Information System Research Institute Co., Ltd.
Head office	Minami 2-37, Chiyozaki 3-chome, Nishi-ku, Osaka-shi, Osaka
Business description	System development, data processing, and sales of computer and software
Date of establishment	June 29, 1983
Capital stock	400 millions of yen (as of March 31, 2006)

Profile of Osaka Gas

Company name	Osaka Gas Co. Ltd.
Head office	1-2, Hiranamachi 4-chome, Chuo-ku, Osaka-shi, Osaka
Business description	Gas and heat supply business
Date of establishment	April 10, 1897
Capital stock	132,166 millions of yen (as of March 31, 2006)

Profile of SMBC

Company name	Sumitomo Mitsui Banking Corporation
Business description	Banking
Date of establishment	June 6, 1996
Head office	1-2, Yurakucho 1-chome, Chiyoda-ku, Tokyo
Capital stock	664,986 millions of yen (as of March 31, 2006)